As filed with the Securities and Exchange Commission on February 13, 2013

Registration No. 333-185134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

DOCUMENT SECURITY SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

New York	7373	16-1229730
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

First Federal Plaza
28 Main Street, Suite 1525
Rochester, New York 14614
Telephone: (585) 325-3610

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert B. Bzdick
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 Main Street East, Suite 1525
Rochester, New York 14614
Telephone: (585) 325-3610

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James Martin Kaplan, Esq. Joseph Walsh, Esq. Troutman Sanders LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174 (212) 704-6030	Kenneth R. Koch, Esq. Jeffrey P. Schultz, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center 666 Third Avenue New York, New York 10017 (212) 935-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of large accelerated filer, accelerated filer and smaller reporting company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. Document Security Systems, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and it is not the solicitation of an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

PRELIMINARY — SUBJECT TO COMPLETION — DATED FEBRUARY 13, 2013

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Document Security Systems, Inc., or DSS, Lexington Technology Group, Inc., or Lexington, and Hudson Bay Master Fund Ltd., as representative of Lexington’s stockholders solely for certain purposes, entered into a merger agreement on October 1, 2012 (as may be amended or modified), which we refer to as the Merger Agreement, pursuant to which a wholly-owned subsidiary of DSS will merge with and into Lexington, with Lexington surviving the merger as a wholly-owned subsidiary of DSS. We refer to this transaction as the Merger. The board of directors of each of DSS and Lexington has approved the Merger Agreement and the Merger.

If the Merger is completed, the holders of Lexington Common Stock will have the right to receive, for each share of Lexington Common Stock they hold, the following securities: (i) a number of shares of DSS Common Stock determined by multiplying 17,250,000 shares plus the number of Additional Shares and Exchanged Shares (each as described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 90) by the Common Stock Exchange Ratio, as such ratio is calculated pursuant to the terms of the Merger Agreement and that was equal to 0.998 as of December 31, 2012, (ii) a number of five-year warrants, each to purchase one share of DSS Common Stock with an exercise price of $4.80 per share, which we refer to as the Warrants, determined by multiplying 4,859,894 by the Common Stock Exchange Ratio and (iii) a number of shares of DSS Common Stock to be held in escrow (as described in the section entitled “The Merger Agreement — Escrow Agreement” on page 93), which we refer to as the Escrow Shares, determined by multiplying 7,100,000 by the Common Stock Exchange Ratio. The holders of Lexington Preferred Stock shall receive the same merger consideration as the holders of Lexington Common Stock, except that to the extent that such holders of Lexington Preferred Stock would, after giving effect to the Merger and receipt of the merger consideration, beneficially own more than 9.99% of DSS Common Stock, which we refer to as the Beneficial Ownership Condition, such holders of Lexington Preferred Stock shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into DSS Common Stock (or, if the proposal to authorize DSS Preferred Stock is not approved by the DSS stockholders, $.02 Warrants), so that such holders, after giving effect to the Merger, would beneficially own no more than 9.99% of DSS Common Stock. In addition, up to an aggregate of 3,600,000 outstanding and unexercised options to purchase Lexington Common Stock will be assumed by DSS and each such option will convert into an option to purchase or acquire shares of DSS Common Stock at the Option Exchange Ratio, as such ratio is calculated pursuant to the terms of the Merger Agreement and that is equal to .556.

The exact Common Stock Exchange Ratio, and therefore the actual number of DSS securities to be issued in respect of each share of Lexington capital stock, will not be determined until immediately prior to the completion of the Merger. Assuming the Merger had been completed on December 31, 2012, the following aggregate number of DSS securities would have been issued in the Merger to the holders of Lexington Common Stock and Preferred Stock:

•	19,990,559 shares of DSS Common Stock;
•	7,100,000 shares of DSS Common Stock to be held in escrow;
•	up to 500,000 shares of DSS Common Stock if Lexington’s cash balance exceeds $7.5 million to a maximum of $9.0 million at the effective time of the Merger;
•	up to 4,859,894 Warrants with an exercise price of $4.80 per share that are exercisable for an aggregate of 4,859,894 shares of DSS Common Stock;
•	additional shares of DSS convertible preferred stock, or warrants with an exercise price of $.02 per share if the proposal to authorize DSS Preferred Stock is not approved by DSS stockholders, to any Lexington preferred stockholder that would beneficially own more than 9.99% of DSS Common Stock as a result of this Merger; and
•	for Lexington option holders only, 2,000,000 options to purchase DSS Common Stock in exchange for their options to purchase 3,600,000 shares of Lexington Common Stock.

For a more complete discussion of what Lexington stockholders will receive in connection with the Merger, see the sections entitled “The Merger — What Lexington Stockholders Will Receive in the Merger,” “The Merger — Ownership of the Combined Company After the Completion of the Merger” and “The Merger Agreement — Merger Consideration” beginning on pages 65, 67 and 84, respectively.

Immediately following the completion of the Merger (without taking into account any shares of DSS Common Stock held by Lexington stockholders prior to the completion of the Merger), the former stockholders of Lexington are expected to own approximately 50% of the outstanding common stock of the combined company (or 56% of the outstanding common stock of the combined company calculated on a fully diluted basis) and the current stockholders of DSS are expected to own approximately 50% of the outstanding common stock of the combined company (or 44% of the outstanding common stock of the combined company calculated on a fully-diluted basis).

DSS Common Stock is listed on the NYSE MKT and trades under the symbol “DSS.” On [•], 2013, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of DSS Common Stock was $[•] per share. Lexington is a privately held intellectual property monetization company. Following the completion of the Merger, the combined company is expected to be publicly traded on the NYSE MKT.

DSS is soliciting proxies for use at a special meeting of its stockholders to consider and vote upon (i) a proposal to approve the Merger, including, but not limited to, the issuance of shares of DSS Common Stock and DSS Preferred Stock (or, if proposal (ii) below is not approved by the DSS stockholders, $.02 Warrants) and Warrants to purchase shares of DSS Common Stock (and the shares of DSS Common Stock issuable upon conversion of the DSS Preferred Stock or exercise of the $.02 Warrants, as applicable, and the shares of DSS Common Stock issuable upon the exercise of the Warrants) to the Lexington stockholders in connection with the Merger, (ii) a proposal to approve an amendment to DSS’s amended and restated certificate of incorporation to authorize a class of preferred stock and establish the associated rights and preferences thereof, (iii) a proposal to approve an amendment to DSS’s amended and restated certificate of incorporation to implement a staggered board of directors, (iv) a proposal to approve an amendment to DSS’s amended and restated certificate of incorporation to effect a reverse stock split of DSS Common Stock within the range of one-for-two to one-for-four (with the exact amount, if any, to be determined prior to the completion of the merger based on the requirements of the NYSE MKT), (v) a proposal to approve the Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan and (vi) a proposal to adjourn the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of any of proposals (i) through (v). The board of directors of DSS recommends that DSS stockholders vote FOR each of the foregoing proposals. Approval of the foregoing proposal (i) is necessary to complete the Merger.

Your vote is very important. Whether or not you plan to attend the DSS special meeting of stockholders, please submit your proxy as promptly as possible to make sure that your shares are represented at the special meeting.

This proxy statement/prospectus provides you with detailed information about the DSS special meeting, the Merger and the other business to be considered by DSS stockholders at the special meeting. In addition to being a proxy statement, this document is also a prospectus to be used by DSS when issuing DSS Common Stock and DSS Preferred Stock (or, if proposal (ii) above is not approved by the DSS stockholders, $.02 Warrants), the Warrants to purchase DSS Common Stock and the shares of common stock underlying such DSS Preferred Stock or $.02 Warrants, as applicable, and Warrants to be issued to the Lexington stockholders in connection with the Merger. DSS encourages you to read the entire document carefully.

Please pay particular attention to the section entitled “Risk Factors” beginning on page 45 for a discussion of the risks related to the Merger, the combined company following the completion of the Merger, and the business and operations of each of DSS and Lexington.

Robert B. Bzdick
Chief Executive Officer
Document Security Systems, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated          , 2013 and is first being mailed to the stockholders of DSS on or about          , 2013.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus references important business and financial information about DSS that is not included in or delivered with this proxy statement/prospectus. DSS and its proxy solicitor, Eagle Rock Proxy Advisors, will provide you with copies of this information (excluding all exhibits) relating to DSS, without charge, upon written or oral request. You can obtain these documents, which are referred to in this proxy statement/prospectus, by requesting them in writing or by telephone from DSS or Eagle Rock Proxy Advisors, DSS’s proxy solicitor, at the following address and telephone number, as applicable:

Document Security Systems, Inc. First Federal Plaza 28 Main Street, Suite 1525 Rochester, New York 14614 Telephone: (585) 325-3610	Eagle Rock Proxy Advisors 12 Commerce Drive Cranford, NJ 07016 Call Toll-Free: (855) 706-2381

In order for you to receive timely delivery of the documents in advance of the DSS special meeting you must request the information no later than            , 2013.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a Registration Statement on Form S-4 filed with the Securities and Exchange Commission by DSS (File No. 333-185134), constitutes a prospectus of DSS under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of DSS Common Stock and DSS Preferred Stock (or, if the proposal (ii) below is not approved by the DSS stockholders, $.02 Warrants) and the Warrants (and the shares of DSS Common Stock issuable upon conversion of the DSS Preferred Stock or the exercise of the $.02 Warrants, as applicable, and the shares of DSS Common Stock issuable upon the exercise of the Warrants) to be issued to the Lexington stockholders in connection with the merger.

This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to a DSS special meeting, at which DSS stockholders will be asked to consider and vote upon certain proposals, including (i) a proposal to approve the Merger, including, but not limited to, the issuance of shares of DSS Common Stock and DSS Preferred Stock (or, if the proposal (ii) below is not approved by the DSS stockholders, $.02 Warrants) and Warrants (and the shares of DSS Common Stock issuable upon conversion of the DSS Preferred Stock or the exercise of the $.02 Warrants, as applicable, and the shares of DSS Common Stock issuable upon the exercise of the Warrants) to the Lexington stockholders in connection with the merger, (ii) a proposal to amend DSS’s amended and restated certificate of incorporation to authorize a class of preferred stock and establish the associated rights and preferences thereof , (iii) a proposal to amend DSS’s amended and restated certificate of incorporation to implement a staggered board of directors , (iv) a proposal to approve an amendment to DSS’s amended and restated certificate of incorporation to effect a reverse stock split of DSS Common Stock within the range of one-for-two to one-for-four (with the exact amount, if any, to be determined prior to the completion of the merger based on the requirements of the NYSE MKT), (v) a proposal to approve the Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan, and (vi) a proposal to adjourn the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of any of proposals (i) through (v).

Document Security Systems, Inc.
First Federal Plaza
28 Main Street, Suite 1525
Rochester, New York 14614
Telephone: (585) 325-3610

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON            , 2013

To the Stockholders of Document Security Systems, Inc.:

The special meeting of stockholders of Document Security Systems, Inc., a New York corporation, will be held on            , 2013, at [•]:[•] a.m., local time, at [    ], for the following purposes:

1.	To approve a merger, including, but not limited to, the issuance of shares of DSS common stock and preferred stock (or, if Proposal 2 below is not approved by the DSS stockholders, $.02 warrants) and warrants (and the shares of common stock issuable upon conversion of the preferred stock or exercise of the $.02 warrants, as applicable, and exercise of the warrants) to the Lexington stockholders in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of October 1, 2012, by and among DSS, Lexington and DSSIP, Inc., a wholly-owned subsidiary of DSS;
2.	To amend DSS’s amended and restated certificate of incorporation to authorize a class of preferred stock and establish the associated rights and preferences thereof;
3.	To amend DSS’s amended and restated certificate of incorporation to implement a staggered board of directors;
4.	To amend DSS’s amended and restated certificate of incorporation to effect a reverse stock split of DSS’s issued and outstanding common stock within the range of one-for-two to one-for-four (with the exact amount, if any, to be determined prior to the completion of the merger based on the requirement of the NYSE MKT);
5.	To approve the Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan, as approved by the DSS board of directors on November 20, 2012;
6.	To approve the adjournment of the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of any of the proposals referred to in (1) through (5) above; and
7.	To conduct any other business as may properly come before the DSS special meeting or any adjournment or postponement thereof.

The DSS board of directors has determined that the merger, upon the terms and conditions set forth in the merger agreement, and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, DSS and its stockholders. The board of directors makes its recommendation to the DSS stockholders after consideration of the factors described in this proxy statement/prospectus. The DSS board of directors unanimously recommends that DSS stockholders vote FOR each of the foregoing proposals.

The DSS board of directors has fixed            , 2013 as the record date for the determination of stockholders entitled to notice of, and to vote at, the DSS special meeting and any adjournment or postponement thereof. Only holders of record of shares of DSS common stock at the close of business on the record date are entitled to notice of, and to vote at, the DSS special meeting. At the close of business on the record date, DSS had      shares of common stock outstanding and entitled to vote.

By Order of the Board of Directors,

Robert B. Bzdick

Chief Executive Officer
           , 2013

Your vote is important.  The affirmative vote of the holders of a majority of the shares of DSS common stock present and entitled to vote on the matter either in person or by proxy at the DSS special meeting is required for approval of DSS Proposal Nos. 1, 5 and 6. The affirmative vote of the holders of a majority of the outstanding shares of DSS common stock entitled to vote on the matter either in person or by proxy at the DSS special meeting is required for approval of DSS Proposal Nos. 2, 3 and 4.

All DSS stockholders of record are cordially invited to attend the DSS special meeting in person. However, even if you plan to attend the DSS special meeting in person, DSS urges you to submit your proxy as promptly as possible (i) through the Internet, (ii) by telephone or (iii) by marking, signing and dating the enclosed proxy card and returning it by mail in the postage-paid envelope as instructed on the enclosed proxy card to ensure that your shares of DSS common stock will be represented at the DSS special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, all of your shares will be voted FOR DSS Proposal Nos. 1, 2, 3, 4, 5 and 6. If you fail to submit your proxy as instructed on the enclosed proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the DSS special meeting and will have the same effect as a vote against DSS Proposal Nos. 2, 3 and 4 but such failure will have no effect with respect to DSS Proposal Nos. 1, 5 and 6. If you do attend the DSS special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

This proxy statement/prospectus provides you with detailed information about the merger and the other business to be considered by DSS stockholders at the special meeting. DSS encourages you to read the entire document carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 45 for a discussion of the risks related to the merger, the combined company following the completion of the merger, and the business and operations of each of DSS and Lexington.

IMPORTANT

Your vote is important. Whether or not you expect to attend the DSS special meeting, please submit your proxy (i) through the Internet, (ii) by telephone or (iii) by marking, signing and dating the enclosed proxy card and returning it by mail in the postage-paid envelope provided, as instructed in these materials, as promptly as possible in order to ensure that your shares of DSS common stock will be represented at the DSS special meeting. Even if you have voted by proxy, you may still vote in person if you attend the DSS special meeting and revoke your proxy. Please note, however, that if your shares are held in “street name” by a broker or other nominee and you wish to vote at the DSS special meeting, you must obtain a proxy issued in your name from such record holder prior to the special meeting.

i

Revocability of Proxies and Changes to a DSS Stockholder’s Vote	98
Solicitation of Proxies	99
Delivery of Proxy Materials to Households Where Two or More DSS Stockholders Reside	99
Attending the DSS Special Meeting	99
DSS PROPOSALS	100
DSS Proposal No. 1: Approval of the Issuance of DSS Common Stock, Preferred Stock (or, if the Preferred Stock Creation Proposal is Not Approved, $.02 Warrants) and Warrants in Connection with the Merger	100
DSS Proposal No. 2: Approval of an Amendment to DSS’s Amended and Restated Certificate of Incorporation to Authorize a Class of Preferred Stock	102
DSS Proposal No. 3: Approval of an Amendment to DSS’s Amended and Restated Certificate of Incorporation to Implement a Staggered Board of Directors	104
DSS Proposal No. 4: Approval of an Amendment to DSS’s Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split of DSS Common Stock	106
DSS Proposal No. 5: Approval of Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan	112
DSS Proposal No. 6: Approval of the Adjournment of the DSS Special Meeting, if Necessary, to Solicit Additional Proxies if There Are Not Sufficient Votes in Favor of the DSS Proposals	116
DSS’S BUSINESS	117
DSS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	122
LEXINGTON’S BUSINESS	138
LEXINGTON’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	144
MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER	150
Executive Officers and Directors	150
Composition of the Board of Directors and Director Independence	153
Committees of the Board of Directors	154
Board Leadership Structure and Risk Oversight	155
Compensation Risk Assessment	155
Code of Ethics	155
Section 16(a) Beneficial Ownership Reporting Compliance	156
Related Person Transactions	156
Director Compensation	157
Executive Compensation	158
DSS SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	164
LEXINGTON SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	166
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER	168
DESCRIPTION OF CAPITAL STOCK	172
Common Stock	172
Preferred Stock	172
Warrants	173
New York Statutory Business Combination Provisions	174

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	175
COMPARISON OF RIGHTS OF DSS STOCKHOLDERS AND LEXINGTON STOCKHOLDERS	184
LEGAL MATTERS	194
EXPERTS	194
FUTURE STOCKHOLDER PROPOSALS	194
WHERE YOU CAN FIND ADDITIONAL INFORMATION	194
DOCUMENT SECURITY SYSTEMS, INC. INDEX TO THE FINANCIAL STATEMENTS	F-1
LEXINGTON TECHNOLOGY GROUP, INC. INDEX TO THE FINANCIAL STATEMENTS	F-56
Annexes
Annex A — The Merger Agreement
Annex B — Voting and Support Agreements
Annex C — Form of $.02 Warrant
Annex D — Form of Warrant
Annex E — Form of Certificate of Amendment to Authorize Preferred Stock
Annex F — Form of Certificate of Amendment to Effect a Reverse Stock Split
Annex G — Form of Certificate of Amendment to Implement a Staggered Board of Directors
Annex H — Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan

QUESTIONS AND ANSWERS ABOUT THE MERGER AND
THE DSS SPECIAL MEETING

The following are some questions that you, as a stockholder of Document Security Systems, Inc., or DSS, may have regarding the Merger (as defined below) or the DSS special meeting, together with brief answers to those questions. DSS urges you to read carefully the remainder of this proxy statement/prospectus, including the annexes and other documents referred to in this proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you with respect to the Merger or the DSS special meeting.

When this proxy statement/prospectus refers to the combined company, it means DSS and its subsidiaries and Lexington Technology Group, Inc., or Lexington, and its subsidiaries, collectively.

Q:	What is the Merger?
A:	DSS, Lexington, DSSIP, Inc. and Hudson Bay Master Fund Ltd., as representative of Lexington’s stockholders, which we refer to as Lexington Representative or Hudson Bay, solely for certain purposes, entered into an Agreement and Plan of Merger, dated as of October 1, 2012 (as may be amended or modified), which we refer to as the Merger Agreement, that sets forth the terms and conditions of the proposed business combination of DSS and Lexington. Under the Merger Agreement, DSSIP, Inc., a wholly-owned subsidiary of DSS, or the Merger Sub, will merge with and into Lexington, with Lexington being the surviving corporation, or the Surviving Corporation, as a wholly-owned subsidiary of DSS. We refer to this transaction as the Merger. A complete copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.
Q:	Why is DSS proposing to effect the Merger?
A:	The board of directors of DSS has approved the Merger Agreement and the Merger. The combination of the two companies will substantially increase DSS’s intellectual property portfolio, add significant talent in technological innovation and position DSS to enhance its opportunities for revenue generation through the monetization of the combined company’s assets, including a potential successful outcome of Lexington’s patent infringement litigation, which we refer to as the Litigation, against five companies, including Facebook, Inc. and LinkedIn Corporation, for unlawfully using systems that incorporate features claimed in patents owned by Lexington’s wholly-owned subsidiary, Bascom Research, LLC, or Bascom Research.
Q:	Why am I receiving these materials?
A:	DSS is sending these materials to its stockholders to help them decide how to vote their shares of DSS Common Stock with respect to the Merger and the other matters to be considered at the special meeting. This document serves as both a proxy statement of DSS used to solicit proxies for its special meeting and as a prospectus of DSS used to offer shares of DSS Common Stock, DSS Preferred Stock (or, if Proposal 2 is not approved by the DSS stockholders, $.02 Warrants (as defined below) in lieu of such preferred stock), as applicable, and warrants to purchase DSS Common Stock (including the shares of DSS Common Stock issuable upon conversion of the DSS Preferred Stock or exercise of the $.02 Warrants, as applicable, and shares of DSS Common Stock issuable upon the exercise of the warrants) issuable to the Lexington stockholders in connection with the Merger. This proxy statement/prospectus contains important information about the Merger and the DSS special meeting and you should read it carefully.
Q:	What will Lexington stockholders receive in the Merger?
A:	Pursuant to the terms of the Merger Agreement, upon completion of the Merger, which we refer to as the Effective Time, the holders of Lexington Common Stock will have the right to receive, for each share of Lexington Common Stock they hold, the following securities: (i) a number of shares of DSS Common Stock determined by multiplying 17,250,000 shares plus the number of Additional Shares and Exchanged Shares (each as described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 90) by the Common Stock Exchange Ratio, as such ratio is calculated pursuant to the terms of the Merger Agreement and that was equal to 0.998 as of

December 31, 2012, (ii) a number of five-year warrants, each to purchase one share of DSS Common Stock with an exercise price of $4.80 per share, which we refer to as the Warrants, determined by multiplying 4,859,894 by the Common Stock Exchange Ratio and (iii) a number of shares of DSS Common Stock to be held in escrow (as described in the section entitled “The Merger Agreement — Escrow Agreement” on page 93), which we refer to as the Escrow Shares, determined by multiplying 7,100,000 by the Common Stock Exchange Ratio.

The holders of Lexington Preferred Stock shall receive the same merger consideration as the holders of Lexington Common Stock, except that to the extent that such holders of Lexington Preferred Stock would, after giving effect to the Merger and receipt of the merger consideration, beneficially own more than 9.99% of DSS Common Stock, which we refer to as the Beneficial Ownership Condition, such holders of Lexington Preferred Stock shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into so that such holders, after giving effect to the Merger, would beneficially own no more than 9.99% of DSS Common Stock.

In the event DSS’s stockholders approve the issuance of the merger consideration, but do not approve the authorization of the DSS Preferred Stock, then the holders of Lexington Preferred Stock that satisfy the Beneficial Ownership Condition shall receive warrants to purchase DSS Common Stock with an exercise price of $0.02 per share, which we refer to as the $.02 Warrants. Each $.02 Warrant is exercisable at any time after the date of issuance for a period of ten years. If at any time between the three month anniversary of the issuance date and the expiration date, there is no effective registration statement registering the resale of the shares issuable under the Warrants, then the holder may elect to exercise the Warrants, or a portion thereof, by way of a cashless exercise. Except under certain circumstances, no holder may exercise its Warrants or $.02 Warrants if such exercise would result in such holder beneficially owning in excess of 9.99% of the number of shares of DSS common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the Warrants. In addition, under certain circumstances, a holder of the $.02 Warrants will be entitled to participate in any distribution of DSS’s assets (or the right to acquire its assets) or any declared cash dividend, to the same extent such holder would have participated therein if such holder had held the shares of common stock acquirable upon complete exercise of the $.02 Warrants.

In addition, up to an aggregate of 3,600,000 outstanding and unexercised options to purchase Lexington Common Stock will be assumed by DSS and each such option will convert into an option to purchase or acquire shares of DSS Common Stock at the Option Exchange Ratio, as such ratio is calculated pursuant to the terms of the Merger Agreement and that was equal .556 as of December 31, 2012.

As a condition to the closing of the Merger, DSS, Lexington Representative and American Stock Transfer & Trust Company, LLC, as escrow agent, will enter into an escrow agreement, or the Escrow Agreement. Pursuant to the Escrow Agreement, at the Effective Time, DSS shall deposit the Escrow Shares into an escrow account to be released to the holders of Lexington Common Stock (pro rata on a fully-diluted basis as of the Effective Time) if and when the closing price per share of DSS Common Stock exceeds $5.00 per share (as adjusted for stock splits, stock dividends and similar events) for 40 trading days within a continuous 90 trading day period following the closing of the Merger. If within one year following the closing of the Merger, such threshold is not achieved, the shares of DSS Common Stock held in escrow shall be cancelled and returned to the treasury of DSS.

Finally, if at the Effective Time Lexington has at least $7,500,000 in cash (including amounts paid or accrued for certain professional fees, not to exceed $1,000,000 in the aggregate) and it and its subsidiaries shall have no indebtedness for borrowed money, DSS shall issue a number of additional shares of DSS Common Stock to Lexington’s stockholders calculated by dividing any cash held by Lexington up to $9,000,000 by $3.00 (or up to additional 3,000,000 DSS Common Stock), any such shares are referred to as the Additional Shares.

The exact Common Stock Exchange Ratio, and therefore the actual number of DSS securities to be issued in respect of each share of Lexington capital stock, will not be determined until immediately prior to the completion of the Merger. Assuming the Merger had been completed on December 31, 2012, at a time when the number of outstanding shares of Lexington Common Stock was 14,062,825 and the number of shares of outstanding Lexington Preferred Stock was 17,913,727 (or 31,976,552 shares of Lexington Common Stock in the aggregate on an as-converted basis), and assuming that (1) no holder of Lexington Preferred Stock would beneficially own more than 9.99% of DSS Common Stock after giving effect to the Merger and (2) the number of Additional Shares is 3,000,000 and the number of Exchanged Shares is 240,559, then, in such event, each outstanding share of Lexington Common Stock and Lexington Preferred Stock shall be entitled to receive .641 shares of DSS Common Stock, .152 Warrants and .222 Escrow Shares. In addition, 3,600,000 outstanding and unexercised Lexington options will convert into an aggregate of 2,000,000 options to acquire shares of DSS Common Stock.

Accordingly, assuming the Merger had been completed on December 31, 2012, the following aggregate number of DSS securities would have been issued in the Merger to the holders of Lexington Common Stock and Preferred Stock:

•	19,990,559 shares of DSS Common Stock;
•	7,100,000 shares of DSS Common Stock to be held in escrow;
•	up to 500,000 shares of DSS Common Stock if Lexington’s cash balance exceeds $7.5 million to a maximum of $9.0 million at the effective time of the Merger;
•	up to 4,859,894 Warrants with an exercise price of $4.80 per share that are exercisable for an aggregate of 4,859,894 shares of DSS Common Stock;
•	additional shares of DSS convertible preferred stock, or warrants with an exercise price of $.02 per share if the proposal to authorize DSS Preferred Stock is not approved by DSS stockholders, to any Lexington preferred stockholder that would beneficially own more than 9.99% of DSS Common Stock as a result of this Merger; and
•	for Lexington option holders only, 2,000,000 options to purchase DSS Common Stock in exchange for their options to purchase 3,600,000 shares of Lexington Common Stock.

For illustrative purposes only and without giving effect to any adjustments resulting from the proposed reverse stock split, if the Merger had been completed December 31, 2012 and you owned 1,000 shares of Lexington capital stock as of such date, you would have had the right to receive 641 shares of DSS Common Stock, 152 Warrants and 222 Escrow Shares. Based on a closing sale price of DSS Common Stock of $2.17 on December 31, 2012, in exchange for such 1,000 shares of Lexington capital stock, you would have received $1,390.49 in value of DSS Common Stock (or $44,464,514 in aggregate value to all Lexington capital stockholders), $481.81 in value of Escrow Shares (or $15,407,000 in aggregate value to all Lexington capital stockholders) and 152 Warrants with an exercise price of $4.80 per share (or 4,859,894 Warrants in the aggregate to all Lexington capital stockholders). If any shares of DSS Preferred Stock are to be issued to Lexington stockholders as a result of the Beneficial Ownership Condition (currently estimated to be an aggregate of 5,195,013 shares of DSS Preferred Stock convertible into 5,195,013 shares of DSS Common Stock to two Lexington stockholders), such shares of DSS Preferred Stock would be equal in value to the shares of DSS Common Stock and the total value to Lexington stockholders would remain the same. For a more complete discussion of what Lexington stockholders will receive in connection with the Merger, see the sections entitled “The Merger — What Lexington Stockholders Will Receive in the Merger,” “The Merger — Ownership of the Combined Company After the Completion of the Merger” and “The Merger Agreement — Merger Consideration” beginning on pages 65, 67 and 84, respectively.

Immediately following the completion of the Merger (without taking into account any shares of DSS Common Stock held by Lexington stockholders prior to the completion of the Merger), the former stockholders of Lexington are expected to own approximately 50% of the outstanding common stock of the combined company (or 56% of the outstanding common stock of the combined company calculated on a fully diluted basis) and the current stockholders of DSS are expected to own approximately 50% of the outstanding common stock of the combined company (or 44% of the outstanding common stock of the combined company calculated on a fully-diluted basis).

No fractional shares of DSS Common Stock or DSS Preferred Stock will be issued in connection with the Merger. Instead, each Lexington stockholder who would be otherwise entitled to receive a fractional share will receive from DSS, in lieu thereof, the next highest whole number shares of DSS Common Stock or DSS Preferred Stock, as applicable.

In addition, none of the share amounts or other information in this proxy statement/prospectus give effect to any adjustments resulting from the proposed reverse stock split.

For a more complete discussion of what Lexington stockholders will receive in connection with the Merger, see the sections entitled “The Merger — What Lexington Stockholders Will Receive in the Merger,” “The Merger — Ownership of the Combined Company After the Completion of the Merger” and “The Merger Agreement — Merger Consideration” beginning on pages 65, 67 and 84, respectively.

Q:	How will DSS stockholders be affected by the Merger?
A:	The Merger will have no effect on the number of shares of DSS Common Stock held by current DSS stockholders as of immediately prior to the completion of the Merger (subject to any changes in outstanding shares of DSS Common Stock as a result of the proposed reverse stock split described in the Reverse Stock Split Proposal below). However, it is expected that upon completion of the Merger such shares will represent only an aggregate of approximately 44% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis (without taking into account shares of DSS Common Stock held by Lexington stockholders prior to the completion of the Merger). For example, if you are a DSS stockholder and hold 5% of the outstanding shares of DSS Common Stock calculated on a fully diluted basis immediately prior to the completion of the Merger and do not also hold shares of Lexington capital stock then, upon completion of the Merger, you will hold an aggregate of approximately 2.20% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger.
Q:	Is the Common Stock Exchange Ratio subject to adjustments based on fluctuations in the price of DSS Common Stock or value of Lexington capital stock?
A:	No. The Common Stock Exchange Ratio is a fraction, the numerator of which shall be one and the denominator of which shall be the sum of (x) the number of shares of Lexington Common Stock plus (y) the number of shares of Lexington Preferred Stock, in each case issued and outstanding immediately prior to the Effective Time, which as of December 31, 2012 is 31,776,552. There will be no adjustments to the Common Stock Exchange Ratio based on fluctuations in the price of DSS Common Stock or the value of Lexington capital stock prior to the completion of the Merger. As a result of any such fluctuations in stock price or value, the aggregate market value of the shares of DSS Common Stock that the Lexington stockholders are entitled to receive at the time that the Merger is completed could vary significantly from the value of such shares on the date of this proxy statement/prospectus, the date of the DSS special meeting or the date on which the Lexington stockholders actually receive their shares of DSS Common Stock or DSS Preferred Stock.

On October 2, 2012, the first trading day following the announcement of the Merger, the last reported sale price of DSS Common Stock was $ 4.15, for an aggregate market value of DSS of $90,079,763, or $108,003,696 on a fully diluted basis. On [•], the latest practicable date before the printing of this proxy statement/prospectus, the last reported sale price of DSS Common Stock was $ [•], for an aggregate market value of DSS of $ [•] million, or $ [•] million on a fully diluted basis. Assuming the issuance on such date of an aggregate of [•] shares of DSS Common Stock (including Escrow Shares) and an aggregate of [•] shares of DSS Preferred Stock, based on a Common Stock Exchange Ratio of [•], and an aggregate of 4,859,894 of Warrants, if the Merger was completed on such date, the market value attributable to the shares of DSS Common Stock to be issued to Lexington’s stockholders in the aggregate, or approximately [•] % of the outstanding shares of the combined company calculated on a fully diluted basis, would equal $ [•] million.

For a more complete discussion of the Common Stock Exchange Ratio, see the section entitled “The Merger — What Lexington Stockholders Will Receive in the Merger” beginning on page 65.

Q:	What will holders of Lexington stock options receive in the Merger?
A:	At the Effective Time of the Merger, up to an aggregate of 3,600,000 Lexington stock options, whether vested or unvested, will be converted into and become options to purchase DSS Common Stock and DSS will assume such Lexington stock options in accordance with the terms of the existing non-qualified stock option agreements. After the Effective Time of the Merger, (a) each Lexington stock option assumed by DSS may be exercised solely for shares of DSS Common Stock and (b) the number of shares of DSS Common Stock and the exercise price subject to each Lexington stock option assumed by DSS shall be determined by the Option Exchange Ratio. As of December 31, 2012, the outstanding and unexercised Lexington stock options to purchase 3,600,000 shares of Lexington common stock, whether vested or unvested, would be converted into and become options to purchase an aggregate of 2,000,000 shares of DSS Common Stock at an exercise price of $ 3.00 per share.

For a more complete discussion of what holders of Lexington stock options will receive in connection with the Merger, see the section entitled “The Merger — Treatment of Lexington Stock Options” beginning on page 67.

Q:	How will the Merger affect DSS’s business?
A:	DSS will undergo changes in connection with the Merger. Currently, DSS is engaged in developing and integrating cloud computing data security, Radio Frequency Identification, or RFID, systems and security printing technologies which prevent counterfeiting, product diversion and brand fraud (as more fully discussed in the section entitled “DSS’s Business — Overview” beginning on page 117). Following the Merger, DSS will pursue maximizing the economic benefits of its intellectual property portfolio, add significant talent in technological innovation, and potentially enhance its opportunities for revenue generation through the monetization of the combined company’s assets, including DSS’s patents and litigation, patents owned by Lexington and the outcome of its patent infringement litigation against five companies, including Facebook, Inc. and LinkedIn Corporation, for unlawfully using systems that incorporate features claimed in patents owned by Bascom Research. In addition, as a result of the Merger, former Lexington stockholders are expected to possess majority control of the combined company and designees of Lexington will possess majority control of the board of directors of the combined company.

Through the Merger, DSS will own patent assets acquired from Thomas Bascom. DSS intends to expand its intellectual property portfolio through both internal development and acquisition. The experience and liquidity of the combined company will enable DSS to expand on that portfolio as well as create additional intellectually property internally. DSS intends to monetize its intellectual property through:

•	licensing,
•	customized technology solutions (such as applications for medical electronic health records),
•	strategic partnerships, and
•	litigation.

DSS believes that the Bascom intellectual property will significantly augment the scope and value of DSS’s litigation and licensing business without impacting its current operations or resource allocation plan.

The Bascom Portfolio will expand upon DSS’s licensing potential and ability to compete within its current areas of commercial focus. DSS’s primary commercial focus is to develop integrated security solutions for authentication and brand protection that incorporate DSS’s proprietary print and digital technologies such as its suite of AuthentiGuard patents, the DSS Digital Group’s cloud computing platform and intellectual property, and customized software that delivers digital security solutions via standard handheld devices (such as the apple iPhone) and the cloud. DSS anticipates that this commercial focus will benefit from the integration of technical “know-how” from Thomas Bascom, the President and Chief Technology Officer of Bascom Research, as well as from the ability to use the current Bascom Portfolio and any potential new derivative technologies that may be co-developed and licensed. DSS initially will be the only competitor in the marketplace that is licensed to practice the Bascom Portfolio, which may lead to additional licensing opportunities for DSS with customers or competitors.

The Bascom Research intellectual property licensing program provides a significant new potential income stream for DSS’s licensing and litigation business that will be funded by Lexington, and as such, will not alter the current resource allocation for DSS’s existing litigation and licensing business. Lexington will deliver approximately $7.0 million in capital (net of transaction fees) upon closing of the Merger, which will be used in part to fund the Bascom Research licensing effort. We do not expect that DSS capital resources will initially be used for Bascom Research, and the Bascom Research effort will not initially divert other DSS resources aside from requiring some oversight by the current DSS General Counsel, who will be involved in all ongoing litigation and licensing matters for the combined company.

For a more complete discussion of the existing businesses of DSS and Lexington, see the sections entitled “DSS’s Business,” “DSS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Lexington’s Business,” and “Lexington’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 117, 122, 138 and 144, respectively. In addition, you should carefully review the section entitled “Risk Factors” beginning on page 24, which presents risks and uncertainties related to the Merger, the combined company following the completion of the Merger, and the business and operations of each of DSS and Lexington.

Q:	Will the shares of DSS Common Stock and DSS Preferred Stock received by Lexington stockholders in the Merger be subject to any transfer restrictions?
A:	No. The shares of DSS Common Stock and DSS Preferred Stock received by Lexington stockholders in the Merger will not be subject to any transfer restrictions. However, shares of DSS Common Stock and DSS Preferred Stock received by Lexington stockholders who become affiliates of DSS for purposes of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, may be resold by them only in transactions permitted by Rule 144 or as otherwise permitted under the Securities Act.

For a more complete discussion of the restrictions on sales of shares of DSS Common Stock received by Lexington stockholders in the Merger, see the section entitled “The Merger — Restrictions on Sales of Shares of DSS Common Stock Received by Lexington Stockholders in the Merger” beginning on page 79.

Q:	What was the role of the DSS special committee and the DSS board of directors in connection with the Merger?
A:	In addition to reviewing, evaluating and negotiating the terms and conditions of the Merger and considering the interests of DSS’s directors and executive officers in the Merger, the DSS board of directors conducted a review of all strategic alternatives for DSS in an effort to maximize stockholder value, including continuing DSS as a stand-alone publicly traded company and entering into strategic transactions with a number of other operating companies.

Following a recommendation from the DSS special committee, the DSS board of directors recommends that the Merger Agreement and the transactions contemplated thereby, including the Merger, be approved by the stockholders of DSS. The DSS board of directors made its recommendation to the DSS stockholders following a recommendation from the DSS special committee and after considering the factors described in the section entitled “The Merger — Recommendations of the DSS Board of Directors and its Reasons for the Merger.”

Q:	What proposals are DSS stockholders being asked to consider?
A:	As a condition to the completion of the Merger, DSS stockholders must approve the Merger, including, but not limited to, the issuance of shares of DSS Common Stock and DSS Preferred Stock (or, if the Preferred Stock Issuance Proposal described below is not approved, $.02 Warrants) and Warrants (including the shares of DSS Common Stock issuable upon conversion of the DSS Preferred Stock or exercise of the $.02 Warrants, as applicable, and the shares of DSS Common Stock issuable upon the exercise of the Warrants) to the Lexington stockholders in connection with the Merger, which we refer to as the Securities Issuance Proposal, which approval requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock present and entitled to vote on the matter either in person or by proxy at the DSS special meeting. DSS stockholders are also being asked to consider (i) an amendment to the DSS amended and restated certificate of incorporation, or the DSS’s Certificate, to authorize a class of preferred stock and establish the associated rights and preferences thereof, which we refer to as the Preferred Stock Creation Proposal, (ii) an amendment to the DSS’s Certificate to implement a staggered board of directors, which we refer to as the Staggered Board Proposal, (iii) a reverse stock split of DSS issued and outstanding common stock within the range of one-for-two to one-for-four (with the exact amount, if any, to be determined by DSS prior to the completion of the Merger based on the requirements of the NYSE MKT), which we refer to as the Reverse Split Proposal, which approval for each of (i), (ii) and (iii) requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock outstanding and entitled to vote on the matter and (iv) to approve the Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan, which we refer to as the Equity Incentive Plan, which is described in the section entitled “DSS Proposal No. 5: Approval of the 2013 Equity Incentive Plan” and attached to this proxy statement/prospectus as Annex H, which we refer to as the 2013 Equity Incentive Plan Proposal, which approval requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock present and entitled to vote on the matter, however, the approval of such proposals is not a condition to consummation of the Merger. The above proposals are collectively referred to herein as the “DSS Proposals.”
Q:	What stockholder approvals are required for the adjournment of the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of any of the DSS Proposals?
A:	The holders of a majority of the shares of DSS Common Stock present and entitled to vote either in person or by proxy at the DSS special meeting must vote in favor of any adjournment of the DSS special meeting.
Q:	What conditions must be satisfied or waived to complete the Merger?
A:	In order to complete the Merger, each of the closing conditions contained in the Merger Agreement must be satisfied or waived (to the extent permitted by applicable law). Among the closing conditions is the requirement that (i) the stockholders of DSS have approved the issuance of DSS Common Stock and the stockholders of Lexington have approved the Merger and the Merger Agreement; (ii) the registration statement on Form S-4 of which this proxy statement/prospectus forms a part has become effective; (iii) the shares of DSS Common Stock shall have been approved for listing on the NYSE MKT; (iv) the Escrow Agreement shall have been executed and delivered; (v) the representations and warranties of each party contained in the Merger Agreement are true and correct in all material respects; (vi) each party shall have performed or complied in all material respects with all agreements and covenants under the Merger Agreement; (vii) Lexington and its subsidiaries shall have at least $7,500,000 in cash (less professional fees, not to exceed $1,000,000 in the aggregate), shall have no liabilities or obligations required to be accrued under GAAP, shall have no indebtedness for borrowed money and shall be solvent, able to pay its indebtedness as it matures and have capital sufficient to carry on its businesses; (viii) the receipt of all necessary consents or approvals; (ix) the absence of a Material Adverse Effect (as defined in the Merger Agreement); (x) none of Lexington’s intellectual property shall be held unpatentable, invalid or unenforceable by a court of competent jurisdiction; (xi) Lexington shall have received written resignations from certain directors and officers of DSS and its subsidiaries; and (xii) the voting and support agreements shall have been executed and delivered.

For a more complete discussion of the conditions to the completion of the Merger under the Merger Agreement, see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 90.

Q:	What is the reverse stock split and why is it necessary?
A:	If necessary to continue to list DSS’s securities on the NYSE MKT, it is expected that immediately prior to the Effective Time, DSS will effect a reverse stock split within the range of one-for- two to one-for- four (with the exact ratio, if any, to be determined immediately prior to the completion of the

Merger based on the requirements of the NYSE MKT). The DSS board of directors believes that stockholder approval of an amendment granting this discretion, rather than approval of a specified ratio, provides the appropriate flexibility to react to then-current market conditions and NYSE MKT’s requirements for continued listing therefore and is in the best interests of DSS and its stockholders. In addition, DSS may elect not to undertake a reverse stock split. The Merger may constitute a “reverse merger” under applicable rules and regulations established by the NYSE MKT, which requires the combined company to comply with the initial listing standards of the rules and regulations established by NYSE MKT to continue to be listed on such market following the Merger. DSS Common Stock is required to be listed on the NYSE MKT as a condition to closing the Merger. The NYSE MKT’s initial listing standards require a company to have, among other things, a $3.00 per share minimum bid price. Because the per share price of DSS Common Stock may be less than $3.00, the reverse stock split may be necessary to meet the minimum bid listing requirement. From June 5, 2012 to October 18, 2012, the DSS Common Stock had a closing price of $3.00 or above for each trading day. On December 31, 2012, the closing price of DSS Common Stock was $2.17. If the DSS Common Stock continues to trade below $3.00 at the time of the Merger, DSS anticipates that it will need to undertake a reverse stock split.
Q:	What is the proposal to amend DSS’s Certificate to implement a staggered board of directors?
A:	The Staggered Board Proposal to approve a classified board for DSS would result in DSS’s board of directors being divided into three classes of directors serving staggered terms. Staggering the terms of directors means that at the annual meeting in any given year, only a fraction (roughly one-third) of the directors are up for re-election. A classified board can increase the likelihood of continuity and stability in the policies formulated by the board of directors and increase a corporation’s ability to attract and retain desirable directors. A classified board may also prevent potential unsolicited acquirors from quickly obtaining control of DSS in certain circumstances and thereby discourage attempts to acquire DSS or remove management. The classification of directors would also have the effect of making it more difficult for stockholders to change the composition of DSS’s board of directors in a relatively short period of time. Approval of the Staggered Board Proposal, however, is not required to consummate the Merger and the transactions contemplated thereby. If DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom as designated by Lexington and the other four as designated by DSS, provided, that, prior to the closing of the Merger, DSS and Lexington will jointly identify a ninth person to be nominated as a member of the board of directors of DSS following the Effective Time.
Q:	When does DSS expect to complete the Merger?
A:	DSS expects to complete the Merger as soon as possible following the approval of the DSS Proposals at the special meeting, assuming the satisfaction or waiver of all other closing conditions contained in the Merger Agreement. It is possible, therefore, that factors outside of each company’s control could require DSS to complete the Merger at a later time or not complete it at all.
Q:	How does the DSS board of directors recommend that DSS stockholders vote with respect to each of the proposals and the adjournment of the DSS special meeting?
A:	The DSS board of directors unanimously recommends that the DSS stockholders vote FOR the Securities Issuance Proposal, FOR the Preferred Stock Creation Proposal, FOR the Staggered Board Proposal, FOR the Reverse Stock Split Proposal, FOR 2013 Equity Incentive Plan and FOR the adjournment of the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of any of the DSS Proposals. The DSS board of directors made its recommendation after considering the factors described in this proxy statement/prospectus.
Q:	What risks should I consider in deciding whether to vote in favor of the DSS Proposals?
A:	You should carefully review the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 45, which presents risks and uncertainties related to the Merger, the combined company, and the business and operations of each of DSS and Lexington.

Q:	What are the material federal income tax consequences of the Merger to me?
A:	The Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, Mintz, Levin, Cohn, Ferris, Glovsky, Ferris and Popeo, P.C., or Mintz Levin, will render its written opinion regarding such qualification. As a result of the reorganization, DSS stockholders generally will not recognize gain or loss for United States federal income tax purposes as a result of the Merger.

The opinion of counsel will rely on certain assumptions as well as representations made by DSS, Merger Sub and Lexington, including factual representations and certifications contained in officers’ certificates to be delivered at closing, and assume that these representations are true, correct and complete, without regard to any knowledge limitation. If any of these representations or assumptions are inconsistent with the actual facts, the opinion could become invalid as a result, and the United States federal income tax treatment of the merger could be adversely affected. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service, or the IRS, or any court. No ruling has been, or will be, sought from the IRS as to the tax consequences of the Merger.

The Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code. As a result of the “reorganization,” Lexington stockholders generally should not recognize gain or loss for United States federal income tax purposes upon the exchange of their shares of Lexington capital stock for the equity securities of DSS in connection with the Merger (including the $.02 Warrants in the event they are issued). However, a Lexington stockholder who perfects appraisal rights and receives cash in exchange for such stockholder’s Lexington capital stock will recognize gain or loss measured by the difference between the amount of cash received and such stockholder’s adjusted tax basis in those shares. DSS stockholders generally will not recognize gain or loss for United States federal income tax purposes as a result of the Merger.

One of the requirements for the Merger to constitute a “reorganization” within the meaning of Section 368(a) of the Code is that the Lexington stockholders receive at least 80% of the aggregate value of their merger consideration in the form of DSS Common Stock, which we refer to as the Control Requirement. The IRS has issued regulations addressing whether and when such requirement should be measured: by reference to the value of the merger consideration as of the signing date of the Merger Agreement, here October 1, 2012, or the Signing Date Rule, or on the Effective Date of the Merger. Counsel is of the opinion that the Signing Date Rule should apply to the Merger. In this regard, an independent valuation analysis obtained by Lexington concludes that the Control Requirement was met on October 1, 2012. However, the IRS may contend that the Control Requirement must instead be met on the Effective Date. If such contention prevails, then in order for the Merger to constitute a “reorganization” under Section 368(a) of the Code, the Lexington stockholders will need to receive DSS Common Stock (including the Additional Shares, if any) with a value measured on the Effective Date of at least 80% of the aggregate value of the merger consideration (it is not clear if only the Exchanged Shares may be included in such calculation, or if the Escrow Shares also may be included at the Effective Date or only when and to the extent released to the Lexington stockholders). If the Control Requirement must be determined on the Effective Date and, based on a valuation of the merger consideration, such requirement is not then met (or not met later when the Escrow Shares are released) because of change in the relative value of the DSS Common Stock, DSS Preferred Stock (or the $.02 Warrants in the event they are issued) and the Warrants, then the Merger will not constitute a “reorganization” under Section 368(a) of the Code. In such case, a Lexington stockholder will recognize gain or loss measured by the difference between the value of the equity securities of DSS received in the Merger and such stockholder’s adjusted tax basis in the Lexington shares exchanged therefor.

Tax matters are very complicated, and the tax consequences of the Merger to a particular DSS or Lexington stockholder will depend in part on such stockholder’s circumstances. Accordingly, DSS and Lexington urge you to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material United States federal income tax consequences of the Merger, see the section entitled, “Material United States Federal Income Tax Consequences of the Merger” beginning on page 80.

Q:	Do I have appraisal rights in connection with the Merger?
A:	Under the Business Corporation Law of the State of New York, or the NYBCL, holders of DSS Common Stock are not entitled to appraisal rights in connection with the Merger or the proposals described in this proxy statement/prospectus. Under the General Corporation Law of the State of Delaware, or the DGCL, however, holders of Lexington capital stock may be entitled to appraisal rights in connection with the Merger.
Q:	When and where will the DSS special meeting take place?
A:	The DSS special meeting will be held on [•], 2013 at [•] : 00 a.m., local time, at the offices of [•].
Q:	Who can attend and vote at the stockholder meetings?
A:	All DSS stockholders of record as of the close of business on [•], the record date for the DSS special meeting, are entitled to receive notice of and to vote at the DSS special meeting.
Q:	What do I need to do now and how do I vote?
A:	DSS urges you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the Merger may affect you.

If you are a DSS stockholder, you may vote by telephone or through the Internet by following the instructions included on your proxy card, you may indicate on the enclosed proxy card how you would like to vote, sign and return the proxy card in the enclosed postage-paid envelope by mail, or you may attend the DSS special meeting in person. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the DSS special meeting.

If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your broker or other nominee to see which options are available to you.

Q:	What happens if I do not submit my proxy or if I elect to abstain from voting?
A:	If you are a DSS stockholder and you fail to submit your proxy (i) through the Internet, (ii) by telephone or (iii) by marking, signing and dating the enclosed proxy card and returning it by mail in the enclosed postage-paid envelope, your shares will not be counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the DSS special meeting, and your failure to take action will have no effect on the outcome of DSS Proposal Nos. 1 (Securities Issuance Proposal), 5 (2013 Equity Incentive Plan Proposal) and 6 (adjournment to solicit additional proxies, if necessary). However, such failure to take action will have the same effect as voting AGAINST DSS Proposal Nos. 2 (Preferred Stock Creation Proposal), 3 (Staggered Board Proposal) and 4 (Reverse Stock Split Proposal).

If you are a DSS stockholder and you sign, date, and mail your proxy card without indicating how you wish to vote, your proxy will be counted as present for the purpose of determining the presence of a quorum for the DSS special meeting and all of your shares will be voted FOR DSS Proposal Nos. 1, 2, 3, 4, 5 and 6. However, if you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum for the DSS special meeting, but will not be voted at the DSS special meeting. As a result, your abstention will have the same effect as voting AGAINST DSS Proposal Nos. 1, 2, 3, 4, 5 and 6.

Q:	If my DSS shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?
A:	If your DSS shares are held in “street name” in a stock brokerage account or by another nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to DSS or by voting in person at the DSS special meeting unless you provide a legal proxy, which you must obtain from your broker or other nominee that holds your shares giving you the right to vote the shares in person at the DSS special meeting.
Q:	May I vote in person?
A:	If you are a stockholder of DSS and your shares of DSS Common Stock are registered directly in your name with DSS’s transfer agent, you are considered, with respect to those shares, the stockholder of record, and the proxy materials and proxy card are being sent directly to you by DSS. If you are a DSS stockholder of record, you may attend the DSS special meeting and vote your shares in person, rather than submitting your proxy.

If your shares of DSS Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the DSS special meeting. However, since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the DSS special meeting unless you obtain a legal proxy from the broker or other nominee that holds your shares giving you the right to vote the shares in person at the DSS special meeting.

Q:	May I revoke or change my vote after I have provided proxy instructions?
A:	Yes. You may revoke or change your vote at any time before your proxy is voted at the DSS special meeting. You can do this in one of four ways. First, you can send a written notice to DSS stating that you would like to revoke your proxy. Second, you can submit a duly executed proxy bearing a later date or time than that of the previously submitted proxy. Third, you can submit a later dated vote by the Internet or telephone. Fourth, you can attend the DSS special meeting and vote in person. Your attendance alone at the DSS special meeting will not revoke your proxy. If you are a DSS stockholder and have instructed a broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee in order to change those instructions.

If you are a beneficial owner of DSS Common Stock, you may submit new voting instructions by contacting your broker or other nominee. You also may vote in person if you obtain a legal proxy. All shares that have been properly voted and not revoked will be voted at the DSS special meeting.

Q:	What constitutes a quorum?
A:	Stockholders who hold a majority of the shares of DSS Common Stock outstanding as of the close of business on the record date for the DSS special meeting must be present either in person or by proxy in order to constitute a quorum to conduct business at the DSS special meeting.
Q:	Who is paying for this proxy solicitation?
A:	DSS will bear its own cost and expense of preparing, assembling, printing, and mailing this proxy statement/prospectus, any amendments thereto, the proxy card, and any additional information furnished to the DSS stockholders. DSS will bear any fees paid to the Securities and Exchange Commission, or the SEC. DSS may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of soliciting and obtaining proxies from beneficial owners, including the costs of reimbursing brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding this proxy statement/prospectus and other solicitation materials to beneficial owners. In addition, proxies may be solicited without additional compensation by directors, officers and employees of DSS by mail, telephone, fax, or other methods of communication. DSS has retained Eagle Rock Proxy Advisors to assist DSS in the solicitation of proxies from DSS stockholders in connection with the DSS special meeting. Eagle Rock Proxy Advisors will receive a fee of $5,500 as compensation for its services, plus reimbursement of out-of-pocket expenses.

Q:	Whom should I contact if I have any questions about the Merger or the DSS special meeting?
A:	If you have any questions about the Merger, the DSS special meeting, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact DSS or Eagle Rock Proxy Advisors, DSS’s proxy solicitor.

If you are a DSS stockholder you should contact DSS or Eagle Rock Proxy Advisors, DSS’s proxy solicitor, at the applicable address and telephone number listed below:

Document Security System, Inc. First Federal Plaza 28 Main Street, Suite 1525 Rochester, New York 14614 Attn: Chief Executive Officer (585) 325-3610	Eagle Rock Proxy Advisors 12 Commerce Drive Cranford, NJ 07016 Call Toll-Free: (855) 706-2381
Q:	What happens if I sell my shares after the applicable record date but before the applicable special meeting?
A:	If you transfer your DSS Common Stock after the applicable record date but before the date of the applicable meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the applicable meeting).
Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?
A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the DSS special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.
Q:	Should I send in my stock certificates now?
A:	No. DSS stockholders are not required to tender or exchange their stock certificates as part of the Merger. However, you will receive written instructions from American Stock Transfer & Trust Company, LLC, DSS’s transfer agent, for exchanging your DSS stock certificates in connection with any reverse stock split.

SUMMARY

This proxy statement/prospectus is being sent to DSS and Lexington stockholders. This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you with respect to the DSS Proposals or any other matter described in this proxy statement/prospectus. DSS urges you to carefully read this proxy statement/prospectus, as well as the documents attached to or referred to in this proxy statement/prospectus, to fully understand the Merger. In particular, you should read the Merger Agreement, which is described elsewhere in this proxy statement/prospectus and attached as Annex A. To understand the Merger fully, you should read carefully this entire document, including the business and financial information about DSS and Lexington, and the documents to which this proxy statement/prospectus refers, including the annexes attached hereto. See the section entitled “Where You Can Find Additional Information” beginning on page 194.

The Companies

Document Security Systems, Inc. (see page 94)

DSS is a developer and an integrator of cloud computing data security, RFID systems and security printing technologies which prevent counterfeiting, product diversion and brand fraud. DSS specializes in fraud and counterfeit protection for all forms of printed documents and digital information. DSS holds numerous patents for optical deterrent technologies that provide protection of printed information from unauthorized scanning and copying. DSS operates three production facilities, a security and commercial printing facility, a packaging facility and a plastic card facility where DSS produces secure and non-secure documents for our customers. DSS licenses its anti-counterfeiting technologies to printers and brand-owners. In addition, DSS has a digital division which provides cloud computing services for its customers, including disaster recovery, back-up and data security services.

Prior to 2006, DSS’s primary revenue source in its document security division was derived from the licensing of its technology. In 2006, DSS began a series of acquisitions designed to expand its ability to produce its products for end-user customers. In 2006, DSS acquired Plastic Printing Professionals, Inc., which we refer to as P3 or DSS Plastics Group, a privately held plastic cards manufacturer located in the San Francisco, California area. In 2008, DSS acquired substantially all of the assets of DPI of Rochester, LLC, a privately held commercial printer located in Rochester, New York, which we refer to as Secuprint or DSS Printing Group. In 2010, DSS acquired Premier Packaging Corporation, which we refer to as Premier Packaging or DSS Packaging Group, a privately held packaging company located in the Rochester, New York area. In May 2011, DSS acquired all of the capital stock of ExtraDev, Inc., or ExtraDev, a privately held information technology and cloud computing company located in the Rochester, New York area, referred to herein as the DSS Digital Group.

In 2011, DSS integrated its corporate brand and now DSS operates in four operating segments as follows:

DSS Printing Group — Provides secure and commercial printing services for end-user customers along with technical support for the DSS’s technology licensees. The division produces a wide array of printed materials such as security paper, vital records, prescription paper, birth certificates, receipts, manuals, identification materials, entertainment tickets, secure coupons, parts tracking forms, brochures, direct mailing pieces, catalogs, business cards, etc. The division also provides the basis of research and development for its security printing technologies.

DSS Plastics Group — Manufactures laminated and surface printed cards which can include magnetic stripes, bar codes, holograms, signature panels, invisible ink, micro fine printing, guilloche patterns, Biometric, RFID and watermarks for printed plastic documents such as ID cards, event badges, and driver’s licenses.

DSS Packaging Group — Produces custom paperboard packaging serving clients in the pharmaceutical, beverage, photo packaging, toy, specialty foods and direct marketing industries, among others. The division incorporates our security technologies into printed packaging to help companies prevent or deter brand and product counterfeiting.

DSS Digital Group — Provides data center centric solutions to businesses and governments delivered via the “cloud”. This division is also developing proprietary digital data security technologies based on the DSS’s optical deterrent technologies.

DSS’s principal executive offices are located at 28 Main Street East, Suite 1525, Rochester, New York 14614 and its telephone number is (585) 325-3610.

DSS is headquartered in Rochester, New York and was incorporated in New York in 1984. DSS’s principal offices are located at 28 Main Street East, Suite 1525, Rochester, New York 14614 and its telephone number is (585) 325-3610. DSS’s principal website is www.dsssecure.com. The information on or that can be accessed through DSS’s website is not part of this proxy statement/prospectus. DSS Common Stock is listed on the NYSE MKT and trades under the symbol “DSS.” Additional information about DSS and its subsidiaries is included elsewhere in this proxy statement/prospectus. See the sections entitled “DSS’s Business,” “DSS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “DSS’s Financial Statements” beginning on pages 117, 122, and F-1, respectively.

Lexington Technology Group Inc. (see page 95)

Lexington is a private intellectual property monetization company that recently acquired a patent portfolio of six patents and four pending patent applications relating to technology invented by Thomas Bascom (the “Bascom Portfolio”). Lexington is focused on the economic benefits of intellectual property assets through acquiring or internally developing patents or other intellectual property assets (or interests therein) and then monetizing such assets through a variety of value enhancing initiatives, including, but not limited to:

•	licensing,
•	customized technology solutions (such as applications for medical electronic health records),
•	strategic partnerships, and
•	litigation.

On October 3, 2012, Lexington, through its wholly-owned subsidiary, Bascom Research, initiated patent infringement lawsuits in the United States District Court for the Eastern District of Virginia against five companies, including Facebook, Inc. and LinkedIn Corporation, for unlawfully using systems that incorporate features claimed in patents owned by Bascom Research. The patents-in-suit relate to the data structure used by social and business networking web sites and Web 2.0 corporate intranets. Starting on December 12, 2012, the lawsuits were transferred to the United States District Court in the Northern District of California.

Lexington is headquartered in New York, New York with offices in Dallas, Texas and McLean, Virginia and was incorporated in Delaware in May 2012. Lexington’s principal offices are located at 375 Park Avenue, 26th Floor, New York, New York 10152 and its telephone number is (888) 862 9249. Lexington’s principal website is www.lex-tg.com. The information on or that can be accessed through Lexington’s website is not part of this proxy statement/prospectus. Lexington is a private company and shares of its capital stock are not publicly traded. Additional information about Lexington and its subsidiaries is included elsewhere in this proxy statement/prospectus. See the sections entitled “Lexington’s Business,” “Lexington’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Lexington’s financial statements” beginning on pages 138, 144, and F-56, respectively.

DSSIP, Inc. (see page 95)

Merger Sub is a wholly-owned subsidiary of DSS and was incorporated in Delaware on September 20, 2012, solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement.

The Merger

DSS, Lexington and Lexington Representative (solely for certain purposes (as described in the Merger Agreement)) have entered into the Merger Agreement, which provides that, subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Lexington, with Lexington surviving as a wholly-owned subsidiary of DSS. The board of directors of DSS has approved the Merger Agreement and the Merger. The board of directors of Lexington has unanimously approved the Merger Agreement and the Merger.

What Lexington Stockholders Will Receive in the Merger (see page 65)

Upon the completion of the Merger, the holders of Lexington Common Stock will have the right to receive, for each share of Lexington Common Stock they hold, the following securities: (i) a number of shares of DSS Common Stock determined by multiplying 17,250,000 shares plus the number of Additional Shares and Exchanged Shares (each as described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 90) by the Common Stock Exchange Ratio, as such ratio is calculated pursuant to the terms of the Merger Agreement and that was equal to 0.998 as of December 31, 2012, (ii) a number of five-year warrants, each to purchase one share of DSS Common Stock with an exercise price of $4.80 per share, which we refer to as the Warrants, determined by multiplying 4,859,894 by the Common Stock Exchange Ratio and (iii) a number of shares of DSS Common Stock to be held in escrow (as described in the section entitled “The Merger Agreement — Escrow Agreement” on page 93), which we refer to as the Escrow Shares, determined by multiplying 7,100,000 by the Common Stock Exchange Ratio.

The holders of Lexington Preferred Stock shall receive the same merger consideration as the holders of Lexington Common Stock, except that to the extent that such holders of Lexington Preferred Stock would not satisfy the Beneficial Ownership Condition, after giving effect to the Merger and receipt of the merger consideration, such holders of Lexington Preferred Stock shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into so that such holders, after giving effect to the Merger, would beneficially own no more than 9.99% of DSS Common Stock.

In the event DSS’s stockholders approve the issuance of the merger consideration, but do not approve the authorization of the DSS Preferred Stock, then the holders of Lexington Preferred Stock that satisfy the Beneficial Ownership Condition shall receive warrants to purchase DSS Common Stock with an exercise price of $0.02 per share. Each $.02 Warrant is exercisable at any time after the date of issuance for a period of ten years. If at any time between the three month anniversary of the issuance date and the expiration date, there is no effective registration statement registering the resale of the shares issuable under the Warrants, then the holder may elect to exercise the Warrants, or a portion thereof, by way of a cashless exercise. Except under certain circumstances, no holder may exercise its Warrants or $.02 Warrants if such exercise would result in such holder beneficially owning in excess of 9.99% of the number of shares of DSS common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the Warrants. In addition, under certain circumstances, a holder of the $.02 Warrants will be entitled to participate in any distribution of DSS’s assets (or the right to acquire its assets) or any declared cash dividend, to the same extent such holder would have participated therein if such holder had held the shares of common stock acquirable upon complete exercise of the $.02 Warrants.

In addition, up to an aggregate of 3,600,000 outstanding and unexercised options to purchase Lexington Common Stock will be assumed by DSS and each such option will convert into an option to purchase or acquire shares of DSS Common Stock at the Option Exchange Ratio, as such ratio is calculated pursuant to the terms of the Merger Agreement and that was equal to .556 as of December 31, 2012.

As a condition to the closing of the Merger, DSS, Lexington Representative and American Stock Transfer & Trust Company, LLC, as escrow agent, will enter into an escrow agreement, or the Escrow Agreement. Pursuant to the Escrow Agreement, at the Effective Time, DSS shall deposit the Escrow Shares into an escrow account to be released to the holders of Lexington Common Stock (pro rata on a fully-diluted basis as of the Effective Time) if and when the closing price per share of DSS Common Stock exceeds $5.00 per share (as adjusted for stock splits, stock dividends and similar events) for 40 trading days within a continuous 90 trading day period following the closing of the Merger. If within one year following the closing of the Merger, such threshold is not achieved, the shares of DSS Common Stock held in escrow shall be cancelled and returned to the treasury of DSS.

Finally, if at the Effective Time Lexington has at least $7,500,000 in cash (including amounts paid or accrued for certain professional fees, not to exceed $1,000,000 in the aggregate) and it and its subsidiaries shall have no indebtedness for borrowed money, DSS shall issue a number of additional shares of DSS Common Stock to Lexington’s stockholders calculated by dividing any cash held by Lexington up to $9,000,000 by $3.00 (or up to additional 3,000,000 DSS Common Stock), any such shares are referred to as the Additional Shares.

The exact Common Stock Exchange Ratio, and therefore the actual number of DSS securities to be issued in respect of each share of Lexington capital stock, will not be determined until immediately prior to the completion of the Merger. Assuming the Merger had been completed on December 31, 2012, at a time when the number of outstanding shares of Lexington Common Stock was 14,062,825 and the number of shares of outstanding Lexington Preferred Stock was 17,913,727 (or 31,976,552 shares of Lexington Common Stock in the aggregate on an as-converted basis), and assuming that (1) no holder of Lexington Preferred Stock would beneficially own more than 9.99% of DSS Common Stock after giving effect to the Merger and (2) the number of Additional Shares is 3,000,000 and the number of Exchanged Shares is 240,559, then, in such event, each outstanding share of Lexington Common Stock and Lexington Preferred Stock shall be entitled to receive .641 shares of DSS Common Stock, .152 Warrants and .222 Escrow Shares. In addition, 3,600,000 outstanding and unexercised Lexington options will convert into an aggregate of 2,000,000 options to acquire shares of DSS Common Stock.

Accordingly, assuming the Merger had been completed on December 31, 2012, the following aggregate number of DSS securities would have been issued in the Merger to the holders of Lexington Common Stock and Preferred Stock:

•	19,990,559 shares of DSS Common Stock;
•	7,100,000 shares of DSS Common Stock to be held in escrow;
•	up to 500,000 shares of DSS Common Stock if Lexington’s cash balance exceeds $7.5 million to a maximum of $9.0 million at the effective time of the Merger;
•	up to 4,859,894 Warrants with an exercise price of $4.80 per share that are exercisable for an aggregate of 4,859,894 shares of DSS Common Stock;
•	additional shares of DSS convertible preferred stock, or warrants with an exercise price of $.02 per share if the proposal to authorize DSS Preferred Stock is not approved by DSS stockholders, to any Lexington preferred stockholder that would beneficially own more than 9.99% of DSS Common Stock as a result of this Merger; and
•	for Lexington option holders only, 2,000,000 options to purchase DSS Common Stock in exchange for their options to purchase 3,600,000 shares of Lexington Common Stock.

For illustrative purposes only and without giving effect to any adjustments resulting from the proposed reverse stock split, if the Merger had been completed December 31, 2012 and you owned 1,000 shares of Lexington capital stock as of such date, you would have had the right to receive 641 shares of DSS Common Stock, 152 Warrants and 222 Escrow Shares. Based on a closing sale price of DSS Common Stock of $2.17 on December 31, 2012, in exchange for such 1,000 shares of Lexington capital stock, you would have received $1,390.49 in value of DSS Common Stock (or $44,464,514 in aggregate value to all Lexington capital stockholders), $481.81 in value of Escrow Shares (or $15,407,000 in aggregate value to all Lexington capital stockholders) and 152 Warrants with an exercise price of $4.80 per share (or 4,859,894 Warrants in the aggregate to all Lexington capital stockholders). If any shares of DSS Preferred Stock are to be issued to Lexington stockholders as a result of the Beneficial Ownership Condition (currently estimated to be an aggregate of 5,195,013 shares of DSS Preferred Stock convertible into 5,195,013 shares of DSS Common Stock to two Lexington stockholders), such shares of DSS Preferred Stock would be equal in value to the shares of DSS Common Stock and the total value to Lexington stockholders would remain the same.

Immediately following the completion of the Merger (without taking into account any shares of DSS Common Stock held by Lexington stockholders prior to the completion of the Merger), the former stockholders of Lexington are expected to own approximately 50% of the outstanding common stock of the combined company (or 56% of the outstanding common stock of the combined company calculated on a fully diluted basis) and the current stockholders of DSS are expected to own approximately 50% of the outstanding common stock of the combined company (or 44% of the outstanding common stock of the combined company calculated on a fully-diluted basis).

No fractional shares of DSS Common Stock or DSS Preferred Stock will be issued in connection with the Merger. Instead, each Lexington stockholder who would be otherwise entitled to receive a fractional share will receive from DSS, in lieu thereof, the next highest whole number shares of DSS Common Stock or DSS Preferred Stock, as applicable.

For a more complete discussion of what Lexington stockholders will receive in connection with the Merger and the formula that will be used to calculate the Common Stock Exchange Ratio, see the sections entitled “The Merger — What Lexington Stockholders Will Receive in the Merger” and “The Merger Agreement — Merger Consideration” beginning on pages 65 and 84, respectively.

Ownership of the Combined Company After the Completion of the Merger (see page 67)

Upon completion of the Merger and regardless of the exact Common Stock Exchange Ratio (or any reverse stock split), the former stockholders of Lexington (without taking into account any shares of DSS Common Stock held by Lexington stockholders prior to the completion of the Merger) are expected to own approximately 50% of the outstanding common stock of the combined company (or 56% of the outstanding common stock of the combined company calculated on a fully diluted basis) and the current stockholders of DSS are expected to own approximately 50% of the outstanding common stock of the combined company (or 44% of the outstanding common stock of the combined company calculated on a fully diluted basis).

For a more complete discussion of the ownership of the combined company after the completion of the Merger, see the sections entitled “The Merger — Ownership of the Combined Company after the Completion of the Merger.”

Treatment of Lexington Stock Options (see page 67)

At the Effective Time, up to an aggregate of 3,600,000 outstanding and unexercised options to purchase Lexington Common Stock, will be assumed by DSS and each such option will convert into an option to purchase or acquire shares of DSS Common Stock (i) in a number equal to the number of shares of Lexington Common Stock subject to the option immediately prior to the Effective Time based on the Option Exchange Ratio and (ii) with an exercise price per share equal to the exercise price of the applicable option immediately prior to the Effective Time divided by the Option Exchange Ratio, with the number of shares in (i) and the price per share in (ii) rounded up or down to the next whole share number or tenth (0.1) of a cent, as the case may be, in a manner such that, after taking into account such rounding, both (A) the excess of the aggregate fair market value of the shares subject to the new option over the aggregate exercise price for such shares does not exceed the excess of the aggregate fair market value of the shares subject to the old option over the aggregate exercise price for such shares immediately prior to the Effective Time, and (B) the ratio on a per option basis of the exercise price to the fair market value of the shares subject to the option is not increased.

As of [•], 2013, the latest practicable date before the printing of this proxy statement/prospectus, there were outstanding options to purchase 3,600,000 shares of Lexington common stock.

For a more complete discussion of the treatment of Lexington stock options, see the section entitled “The Merger — Treatment of Lexington Stock Options” beginning on page 67.

Treatment of DSS Stock Options; Change of Control Payments (see page 76)

Upon the change of control in connection with the consummation of the Merger, previous grants of options and restricted stock to DSS employees, consultants and directors will remain intact, and will not be accelerated, except for certain grants made to DSS executives and senior managers who have agreed to modifications to their existing employment agreements, or who have agreed to be subject to restrictive covenants, in connection with the Merger. Options to purchase an aggregate of 650,000 shares of DSS Common Stock at an exercise price of $3.00 per share for a term of five years granted to these DSS executives, board members and senior managers. In addition, an aggregate of $115,000 in bonus payments will be made to such executives and senior managers upon the closing of the Merger.

Board of Directors and Executive Officers of the Combined Company After the Completion of the Merger (see page 75)

Upon completion of the Merger, the combined company will have a nine (9) member board of directors, comprised of Robert B. Fagenson, Ira A. Greenstein, Robert B. Bzdick and David Klein, all of whom are currently members of the DSS board of directors, and Jeffrey Ronaldi, Peter Hardigan, Warren Hurwitz, Jonathon Perrelli and Richard M. Cohen, all of whom are designees of Lexington. However, if DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom are designated by Lexington and the other four are designated by DSS, as described above, provided that, prior to closing DSS and Lexington will jointly designate a ninth person to be nominated for a position on the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen.

If DSS’s stockholders approve the Staggered Board Proposal upon the completion of the Merger, the board of directors of DSS will be divided into three classes, Class I to be comprised of David Klein, Ira A. Greenstein and Jeffrey Ronaldi, Class II to be comprised of Robert B. Bzdick, Peter Hardigan and Jonathon Perrelli and Class III to be comprised of Warren Hurwitz, Robert B. Fagenson and Richard M. Cohen. The three directors constituting the Class I directors would serve until the DSS annual meeting of stockholders for 2013; the three directors constituting the Class II directors would serve until the DSS annual meeting of stockholders for 2014; and the three directors constituting the Class III directors would serve until the DSS annual meeting of stockholders for 2015. At each annual meeting starting with the first annual meeting in 2013, directors would be elected to succeed those whose terms expire, with each newly elected director to serve for a three-year term. If DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom as designated by Lexington and the other four as designated by DSS, provided, that, prior to the closing of the Merger, DSS and Lexington will jointly identify a ninth person to be nominated as a member of the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen. Approval of the Staggered Board Proposal, however, is not required to consummate the Merger and the transactions contemplated thereby.

The executive management team of the combined company is expected to be composed of the following individuals:

Name	Current Position	Position with the Combined Company
Jeffrey Ronaldi	Chief Executive Officer of Lexington	Chief Executive Officer
Peter Hardigan	Chief Operating Officer of Lexington	Chief Investment Officer
Philip Jones	Chief Financial Officer of DSS	Chief Financial Officer
Robert B. Bzdick	Chief Executive Officer of DSS	Executive Vice President

Recommendations of the DSS Special Committee and the DSS Board of Directors and Its Reasons for the Merger (see page 74)

An independent special committee of the DSS Board of Directors (the “DSS Special Committee”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, DSS and its stockholders, and recommended that the DSS Board of Directors approve and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. For a more complete discussion of the recommendations of the DSS Special Committee and its reasons for the Merger, see the section entitled “The Merger — Position of the DSS Board of Directors as to Fairness of the Merger and Recommendation of DSS Board of Directors” beginning on page 74.

After carefully considering the unanimous recommendation of the DSS Special Committee and the other factors described in the section entitled “The Merger — Position of the DSS Board of Directors as to Fairness of the Merger and Recommendation of DSS Board of Directors” beginning on page 74, has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The DSS board of directors has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, DSS and its stockholders, and therefore recommends that the DSS stockholders vote FOR the Securities Issuance Proposal, FOR the

Preferred Stock Creation Proposal, FOR the Staggered Board Proposal, FOR the Reverse Stock Split Proposal, FOR the approval of the 2013 Equity Incentive Plan Proposal and FOR the adjournment of the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the DSS Proposals. The DSS board of directors made its recommendations to the DSS stockholders after considering the factors described in this proxy statement/prospectus. For a more complete discussion of the recommendations of the DSS board of directors and its reasons for the Merger, see the section entitled “The Merger — Position of the DSS Board of Directors as to Fairness of the Merger and Recommendation of DSS Board of Directors” beginning on page 74.

Interests of DSS Directors and Executive Officers in the Merger (see page 76)

You should be aware that certain directors and executive officers of DSS have interests in the Merger that are different from, or in addition to, the interests of the stockholders of DSS generally.

Interests of DSS’s directors and executive officers in connection with the Merger relate to (i) the continuing service of each of Robert B. Fagenson, Ira A. Greenstein, David Klein and Robert B. Bzdick as directors of the combined company following the completion of the Merger, (ii) the fact that Philip Jones and Robert B. Bzdick are currently executive officers of DSS and will remain executive officers of the combined company following the completion of the Merger, and (iii) upon the change of control in connection with the consummation of the Merger, options to purchase an aggregate of 150,000 shares of DSS Common Stock at an exercise price of $3.00 per share for a term of five years that were granted to certain of DSS’s executives and senior managers will vest upon the closing of the Merger. In addition, an aggregate of $115,000 in bonus payments will be made to such executives and senior managers upon the closing of the Merger, and the right to continued indemnification for directors and executive officers of DSS following the completion of the Merger.

The following table sets forth the benefits to be made to DSS’s directors and executive officers in connection with the Merger:

Name	Bonus ($)	Equity ($)(1)
Robert B. Bzdick(2)	$50,000	$98,000
Philip Jones	$25,000	$—

(1)	Estimated grant date fair value of options calculated using the Black Scholes Merton option pricing model granted to executive that will vest upon the closing of the Merger.
(2)	Mr. Bzdick was appointed as the Chief Executive Officer of DSS effective December 1, 2012.

The DSS board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that DSS stockholders approve the DSS Proposals.

For a more complete discussion of the interests of the directors and executive officers of DSS in the Merger, see the section entitled “The Merger — Interests of DSS Directors and Executive Officers in the Merger” beginning on page 76.

Anticipated Accounting Treatment of the Merger (see page 78)

The Merger will be treated by DSS as a reverse merger under the acquisition method of accounting in accordance with United States generally accepted accounting principles (“GAAP”). For accounting purposes, Lexington is considered to be acquiring DSS in this transaction. For a more complete discussion of the anticipated accounting treatment of the Merger, see the section entitled “The Merger — Anticipated Accounting Treatment” beginning on page 19.

Material United States Federal Income Tax Consequences of the Merger (see page 80)

The Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code. Mintz Levin will render its written opinion regarding such qualification. As a result of the “reorganization,” Lexington stockholders generally should not recognize gain or loss for United States federal income tax purposes upon the exchange of their shares of Lexington capital stock for the equity securities of DSS in connection with the Merger. However, a Lexington stockholder who perfects appraisal rights and receives cash in exchange for such stockholder’s Lexington capital stock will recognize gain or loss measured by the difference between the amount of cash received and such stockholder’s adjusted tax basis in those shares. DSS stockholders generally will not recognize gain or loss for United States federal income tax purposes as a result of the Merger.

The opinion of counsel will rely on certain assumptions as well as representations made by DSS, Merger Sub and Lexington, including factual representations and certifications contained in officers’ certificates to be delivered at closing, and assume that these representations are true, correct and complete, without regard to any knowledge limitation. If any of these representations or assumptions are inconsistent with the actual facts, the opinion could become invalid as a result, and the United States federal income tax treatment of the merger could be adversely affected. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court. No ruling has been, or will be, sought from the IRS as to the tax consequences of the Merger.

One of the requirements for the Merger to constitute a “reorganization” within the meaning of Section 368(a) of the Code is that the Lexington stockholders receive at least 80% of the aggregate value of their merger consideration in the form of DSS Common Stock, which we refer to as the Control Requirement. The IRS has issued regulations addressing whether and when such requirement should be measured: by reference to the value of the merger consideration as of the signing date of the Merger Agreement, here October 1, 2012 or the Signing Date Rule, or on the Effective Date of the Merger. Counsel is of the opinion that the Signing Date Rule should apply to the Merger. In this regard, an independent valuation analysis obtained by Lexington concludes that the Control Requirement was met on October 1, 2012. However, the IRS may contend that the Control Requirement must instead be met on the Effective Date. If such contention prevails, then in order for the Merger to constitute a “reorganization” under Section 368(a) of the Code, the Lexington stockholders will need to receive DSS Common Stock (including the Additional Shares, if any) with a value measured on the Effective Date of at least 80% of the aggregate value of the Merger Consideration (it is not clear if only the Exchanged Shares may be included in such calculation, or if the Escrow Shares also may be included at the Effective Date or only when and to the extent released to the Lexington stockholders). If the Control Requirement must be determined on the Effective Date and, based on a valuation of the merger consideration, such requirement is not then met (or not met later when the Escrow Shares are released) because of change in the relative value of the DSS Common Stock, DSS Preferred Stock and the Warrants, then the Merger will not constitute a “reorganization” under Section 368(a) of the Code. In such case, a Lexington stockholder will recognize gain or loss measured by the difference between the value of the equity securities of DSS received in the Merger and such stockholder’s adjusted tax basis in the Lexington shares exchanged therefor.

Tax matters are very complicated, and the tax consequences of the Merger to a particular DSS or Lexington stockholder will depend in part on such stockholder’s circumstances. Accordingly, DSS and Lexington urge you to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material United States federal income tax consequences of the Merger, see the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 80.

Restrictions on Sales of Shares of DSS Common Stock Received by Lexington Stockholders in the Merger (see page 78)

The shares of DSS Common Stock and DSS Preferred Stock received by Lexington stockholders in the Merger will not be subject to any transfer restrictions. However, shares of DSS Common Stock and DSS Preferred Stock received by Lexington stockholders who become affiliates of DSS for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144 or as otherwise permitted under the Securities Act.

For a more complete discussion of the restrictions on sales of shares of DSS Common Stock and DSS Preferred Stock and Warrants received by the Lexington stockholders in the Merger, see the section entitled “The Merger — Restrictions on Sales of Shares of DSS Common Stock Received by Lexington Stockholders in the Merger” beginning on page 79.

Appraisal Rights (see page 79)

Under the NYBCL, holders of DSS Common Stock are not entitled to appraisal rights in connection with the Merger. Under the DGCL, however, holders of Lexington capital stock may be entitled to appraisal rights in connection with the Merger.

Regulatory Approvals (see page 79)

As of the date of this proxy statement/prospectus, neither DSS nor Lexington is required to make filings or to obtain approvals or clearances from any regulatory authorities in the United States or other countries to complete the Merger. In the United States, DSS must comply with applicable federal and state securities laws and the rules and regulations of the NYSE MKT in connection with the issuance of shares of DSS Common Stock and DSS Preferred Stock and what may possibly be deemed the resulting change in control of DSS and the filing of this proxy statement/prospectus with the SEC.

Conditions to the Completion of the Merger (see page 90)

DSS and Lexington expect to complete the Merger as soon as possible following the approval of the Securities Issuance Proposal at the special meeting. Completion of the Merger will only be possible, however, after all closing conditions contained in the Merger Agreement are satisfied or waived, including after DSS receives stockholder approval at the special meeting. It is possible, therefore, that factors outside of each company’s control could require them to complete the Merger at a later time or not complete it at all.

The obligations of DSS and Lexington to consummate the Merger are each subject to the satisfaction or waiver (to the extent permitted under applicable law) of the following conditions, among others and subject, in some cases, to the exceptions or limitations contained in confidential disclosure schedules delivered to each party by the other:

•	the stockholders of DSS have approved the issuance of DSS Common Stock and the stockholders of Lexington have approved the Merger and the Merger Agreement;
•	The registration statement of which this proxy statement/prospectus forms a part has become effective;
•	the shares of DSS Common Stock shall have been approved for listing on the NYSE MKT;
•	the representations and warranties of the parties shall be true, complete and correct in all material respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for those (x) representations and warranties that are qualified by materiality, which representations and warranties shall be true, complete and correct in all respects and (y) representations and warranties which address matters only as of a particular date;
•	Lexington and its subsidiaries shall have at least $7,500,000 in cash on hand (which, for purposes of calculating such amount, shall include the amount, not to exceed $1,000,000, of professional fees paid or accrued prior to the Effective Time) and Lexington and its subsidiaries shall have no indebtedness for borrowed money;
•	the parties shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;
•	since the date of the Merger Agreement there shall not have occurred, and no event or circumstance shall exist that has had or could reasonably be expected to have, a material adverse effect on DSS or Lexington, as applicable;
•	None of Lexington’s intellectual property shall, as of the Effective Date, be held unpatentable, invalid or unenforceable by a court of competent jurisdiction;
•	holders of no more than 10% of the issued and outstanding Lexington capital stock shall have demanded and perfected their right to an appraisal of Lexington capital stock under the DGCL;
•	the voting and support agreements shall have been executed and delivered;

•	each of Lexington and its subsidiary shall be solvent, able to pay its indebtedness as it matures and have capital sufficient to carry on its businesses, and not be in default under any material agreement to which it is a party; and
•	Lexington shall have received written resignations from all of the directors and officers of the DSS not elected as officers or directors in the Merger and the directors and officers to be designated by DSS and Lexington shall have been appointed.

For a more complete discussion of the conditions to the completion of the Merger, see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 90.

No Solicitation (see page 88)

Subject to certain exceptions described below, prior to the completion of the Merger or the earlier termination of the Merger Agreement, each of DSS and Lexington has agreed that it will not, and it will not authorize or permit its subsidiaries and/or their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives to directly or indirectly: (a) solicit, initiate, induce or take any action to facilitate, encourage, solicit, initiate or induce any action relating to, or the submission of any Lexington Acquisition Proposal (as defined below) or DSS Acquisition Proposal (as defined below), as the case may be; (b) enter into, participate or engage in discussions or negotiations in any way with any person concerning any Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be; (c) furnish to any person (other than the other party) any information relating to the other party or its subsidiaries or afford to any person (other than the other party) access to the business, properties, assets, books, records or other information, or to any personnel of either party or its subsidiaries, with the intent to induce or solicit the making, submission or announcement of, or the intent to encourage or assist, a Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be or the making of any proposal that would reasonably be expected to lead to a Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be; (d) approve, enforce or recommend a Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be; (e) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement or other similar instrument or contract relating to a Lexington Acquisition Proposal or a DSS Acquisition Proposal, as the case may be, or requiring either party to abandon or terminate the Merger Agreement; or (f) grant any approval pursuant to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover law to any person or transaction (other than the Merger) or waiver or release any standstill or similar agreement with respect to the equity securities of either party. “Lexington Acquisition Proposal” means, in summary any offer, proposal, discussions, negotiations by any person in a transaction or series of related transactions relating to issuance, sale or other disposition of securities representing 20% or more of the voting power or economic interests of Lexington or its subsidiaries. “DSS Acquisition Proposal” means any offer, proposal, discussions, negotiations by any person in a transaction or series of related transactions relating to issuance, sale or other disposition of securities representing 20% or more of the voting power or economic interests of DSS or its subsidiaries. Notwithstanding the foregoing, in the event that either Lexington or DSS receives a Lexington Acquisition Proposal or a DSS Acquisition Proposal, the board of directors of each company may under certain circumstances change its recommendation for approval of the Merger if, after reviewing with outside counsel, either board determines that such Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be, is a superior proposal or an event, development or change in circumstances that occurs or arises following the date of the Merger Agreement, and/or the failure to effect a board recommendation change would be inconsistent with such company’s board of directors’ fiduciary duties to its stockholders.

For a more complete discussion of the prohibition on solicitation of acquisition proposals from third parties, see the section entitled “The Merger Agreement — No Solicitation” beginning on page 88.

Termination of the Merger Agreement (see page 91)

Generally and except as specified below, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the completion of the Merger, including after the required DSS stockholder approval is obtained:

•	by mutual written consent of DSS, Merger Sub and Lexington; or

•	by either party, if:
º	the closing has not occurred on or before March 15, 2013;
º	any law enacted by a governmental authority prohibits the consummation of the Merger; or any governmental authority has issued an order or taken any other action which restrains, enjoins or otherwise prohibits the Merger;
º	the other party’s stockholders do not approve the Merger, unless the failure to obtain approval is attributable to a failure on the part of such party seeking to terminate the Agreement; or
•	by DSS, if:
º	the Lexington’s board of directors changes its recommendation for approval of the Merger;
º	the board of directors of Lexington or any authorized committee has failed to present or recommend the approval of the Merger Agreement and the Merger to the stockholders;
º	Lexington shall have entered or caused itself or its subsidiaries to enter, into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement or other similar agreement related to any Lexington Acquisition Proposal;
º	Lexington shall have breached any term of the non-solicitation provision of the Merger Agreement; or
•	by Lexington, if:
º	the DSS board of directors changes their recommendation for approval of the Merger;
º	the board of directors of DSS or any authorized committee has failed to present or recommend the approval of the Merger Agreement and the Merger to the stockholders;
º	DSS shall have entered or caused itself or its subsidiaries to enter, into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement or other similar agreement related to any DSS Acquisition Proposal;
º	DSS shall have breached any term of the non-solicitation provision of the Merger Agreement; or
•	by either party, if the other party, or in the case of Lexington, DSS or Merger Sub, is in material breach of its obligations or representations or warranties under the Agreement;
•	by either DSS or Lexington, if prior to obtaining stockholder approval such party determines to enter into a definitive agreement relating to a superior proposal; or
•	by Lexington, at any time, upon payment to DSS of a termination fee equal to $5,000,000.

For a more complete discussion of termination of the Merger Agreement, see the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 91.

Termination Fees and Expenses (see page 91)

Under certain circumstances, if the Merger is terminated by either DSS or Lexington, then DSS shall pay to Lexington a termination fee in cash equal to the sum of (i) $3,000,000 plus (ii) 5% of the consideration paid to all security holders of DSS in connection with a superior proposal in the same form as such consideration is paid to such security holders. In addition, under certain circumstances, if the Merger is terminated by Lexington, then Lexington shall pay DSS a termination fee equal to $5,000,000.

For a more complete discussion of termination fees and expenses, see the section entitled “The Merger Agreement — Termination Fees and Expenses” beginning on page 92.

Voting by DSS Directors and Executive Officers

As of [•], 2013, the latest practicable date before the printing of this proxy statement/prospectus, directors and executive officers of DSS beneficially owned and were entitled to vote [•] shares of DSS Common Stock, or approximately [•]% of the total outstanding voting power of DSS. It is expected that DSS’s directors and executive officers will vote their shares FOR the approval of the Merger Agreement and the Merger.

Voting and Support Agreements (see page 93)

On October 1, 2012, concurrently with the execution of the Merger Agreement, certain stockholders of DSS, including certain directors and officers, representing 10.86% of DSS’s shares of common stock issued and outstanding, which we refer to herein collectively as the Key DSS Stockholders, entered into voting and support agreements, or the DSS Voting Agreement, pursuant to which the Key DSS Stockholders have agreed, among other things, to vote all shares of common stock of DSS owned by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the approval of the transactions contemplated by the Merger Agreement and any actions required in furtherance thereof, including approval of the amendments to the certificate of incorporation of DSS, the creation of a staggered board and the approval of the issuance of the merger consideration. The DSS Voting Agreement will terminate upon the earliest to occur of: (i) the mutual written consent of Lexington and the Key DSS Stockholder; (ii) the Effective Time; (iii) the date of termination of the Merger Agreement in accordance with its terms; and (iv) the date on which an amendment to the Merger Agreement to increase the merger consideration is effected without the consent of such Key DSS Stockholder.

On October 1, 2012, concurrently with the execution of the Merger Agreement, certain stockholders of Lexington, representing 11.99% of Lexington’s capital stock issued and outstanding, which we refer to herein collectively as the Key Lexington Stockholders, entered into voting agreements, or Lexington Voting Agreement, pursuant to which the Key Lexington Stockholders have agreed, among other things, to vote all shares of capital stock of Lexington owned by them in favor of the approval of the Merger Agreement, the approval of the Merger and the approval of the transactions contemplated by the Merger Agreement and any actions required in furtherance thereof. In addition, the Key Lexington Stockholders have agreed not to seek appraisal or dissenters’ rights under Delaware General Corporation Law. The Lexington Voting Agreement will terminate upon the earliest to occur of: (i) the mutual written consent of DSS, Merger Sub and the Key Lexington Stockholder; (ii) the Effective Time; (iii) the date of termination of the Merger Agreement in accordance with its terms; and (iv) the date on which an amendment to the Merger Agreement to decrease the merger consideration is effected without the consent of such Key Lexington Stockholder.

Rights of Lexington Stockholders Will Change as a Result of the Merger (see page 189)

Due to differences between the governing documents of DSS and Lexington, Lexington stockholders receiving DSS Common Stock and DSS Preferred Stock in connection with the Merger will have different rights once they become DSS stockholders. The material differences are described in detail under the section entitled “Comparison of Rights of DSS Stockholders and Lexington Stockholders” beginning on page 184.

Risk Factors (see page 45)

The Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following:

•	the issuance of shares of DSS Common Stock and Preferred Stock (or, if the Preferred Stock Creation Proposal is not approved, $.02 Warrants) and Warrants to Lexington stockholders in connection with the Merger will substantially dilute the voting power of current DSS stockholders;
•	the announcement and pendency of the Merger could have an adverse effect on the DSS stock price and/or the business, financial condition, results of operations, or business prospects for DSS and/or Lexington;
•	failure to complete the Merger or delays in completing the Merger could negatively impact DSS’s and Lexington’s respective businesses, financial condition, business prospects or results of operations or the DSS stock price;
•	some of the directors and executive officers of DSS and Lexington have interests in the Merger that are different from, or in addition to, those of the other DSS and Lexington stockholders; and
•	the Merger Agreement contains provisions that could discourage or make it difficult for a third party to acquire DSS or Lexington prior to the completion of the Merger.

In addition, each of DSS, Lexington, and the combined company is subject to various risks associated with its business. The risks are discussed in greater detail in the section entitled “Risk Factors” beginning on page 24. DSS encourages you to read and consider all of these risks carefully.

Matters to Be Considered at the DSS Special Meeting (see page 96)

Date, Time and Place.  The DSS special meeting will be held on [•], 2013 at [•]:[•][•].m., at [•].

Matters to be Considered at the DSS Special Meeting.  At the DSS special meeting, and any adjournments or postponements thereof, DSS stockholders will be asked to:

•	approve the Securities Issuance Proposal;
•	approve the Preferred Stock Creation Proposal;
•	approve the Staggered Board Proposal;
•	approve the Reverse Stock Split Proposal;
•	approve the 2013 Equity Incentive Plan Proposal;
•	approve the adjournment of the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of any of the DSS Proposals; and
•	conduct any other business as may properly come before the DSS special meeting or any adjournment or postponement thereof.

Record Date.  The DSS board of directors has fixed the close of business on [•] as the record date for determining the DSS stockholders entitled to notice of and to vote at the DSS special meeting and any adjournment or postponement thereof.

Required Vote.  Approval of the Securities Issuance Proposal, the 2013 Equity Incentive Plan Proposal and any proposal to adjourn the DSS special meeting requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock present and entitled to vote on the matter either in person or by proxy at the DSS special meeting. Approval of the Preferred Stock Creation Proposal, Staggered Board Proposal and the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock outstanding and entitled to vote on the matter either in person or by proxy at the DSS special meeting. As of the close of business on the record date for the DSS special meeting, there were [•] shares of DSS Common Stock outstanding.

For additional information about the DSS special meeting, see the section entitled “The Special Meeting of DSS Stockholders” beginning on page 96.

SELECTED HISTORICAL FINANCIAL DATA OF DSS

The following table sets forth DSS selected historical financial data as of the dates and for each of the periods indicated. The financial data for the years ended December 31, 2011 and 2010 and as of December 31, 2011 and 2010 are derived from DSS’s audited financial statements which are included elsewhere in this proxy statement/prospectus. The financial data as of and for the years ended December 31, 2009, 2008 and 2007 is derived from DSS’s audited historical financial statements, and financial data as of September 30, 2011 is derived from DSS’s unaudited financial Statements, which are not included into this proxy statement/prospectus. The financial data for the nine months ended September 30, 2012 and 2011 and the financial data as of September 30, 2012 is derived from DSS’s unaudited financial statements which are included elsewhere in this proxy statement/prospectus.

You should read the selected historical financial data below together with DSS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and with the financial statements and notes thereto for the year ended December 31, 2011 and for the nine months ended September 30, 2012, each of which are included elsewhere in this proxy statement/prospectus.

Statements of Operations Data ($- in thousands, except for share and per share data):

	Nine Months Ended September 30		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Revenue	$11,666	$9,177	$13,384	$13,381	$9912	$6,643	$5,991
Cost of revenue	7,558	6,164	9,212	9,696	6,256	3,029	2,864
Gross profit	4,108	3,013	4,172	3,685	3,656	3,614	3,127
Operating expenses:
Selling, general and administrative	6,061	5,213	7,076	6,138	5,734	7,431	7,974
Research and development	545	208	285	265	292	433	420
Impairment of intangible assets	—	—	—	376	—	797	—
Amortization of intangibles	228	205	285	803	1,342	1,972	1,754
Operating expenses	6,834	5,626	7,646	7,582	7,368	10,633	10,148
Operating loss	(2,726)	(2,613)	(3,474)	(3,897)	(3,712)	(7,019)	(7,021)
Other income (expenses), net	(425)	191	102	(688)	(259)	(1,247)	65
Loss before income taxes	(3,151)	(2,422)	(3,372)	(4,585)	(3,971)	(8,266)	(6,956)
Income tax expenses, (benefit) net	14	(155)	(151)	(1,122)	19	19	19
Net loss	(3,165)	(2,267)	(3,221)	(3,463)	(3,990)	(8,285)	(6,975)
Net loss per share – basic and diluted:	(0.15)	(0.12)	(0.17)	(0.20)	(0.27)	(0.59)	(0.51)
Weighted average common shares outstanding, basic and diluted	20,536,448	19,435,930	19,454,046	17,755,141	14,700,453	14,002,034	13,629,877

Balance Sheet Data ($- in thousands):

	September 30,		December 31,
	2012	2011	2011	2010	2009	2008	2007
ASSETS
Total current assets, net	$4,191	$4,018	$3,192	$7,147	$1,868	$2,005	$2,228
Property, plant and equipment, net	3,759	4,147	4,020	2,543	1,286	1,517	1,495
Other assets	234	244	244	326	306	265	325
Goodwill	3,323	3,323	3,323	3,084	1,316	1,397	1,397
Other intangible assets, net	1,919	2,077	2,043	1,848	1,939	2,873	6,149
Total assets	13,426	13,809	12,822	14,948	6,715	8,057	11,594
LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities:	3,882	4,315	4,272	4,144	2,687	3,486	3,426
Long-term debt, net	2,132	3,052	2,831	2,260	1,720	2,493	595
Other long-term liablilities	261	104	219	3,957	71	52	216
Total stockholders' equity	7,151	6,338	5,500	4,587	2,237	2,026	7,357
Total liabilities and stockholders' equity	13,426	13,809	12,822	14,948	6,715	8,057	11,594

SELECTED HISTORICAL FINANCIAL DATA OF LEXINGTON

The following tables sets forth Lexington selected historical financial data as of September 30, 2012, which financial data is derived from Lexington’s June 30, 2012 audited financial statements and unaudited financial statements for the three month period ended September 30, 2012 and as of September 30, 2012, which are included elsewhere in this proxy statement/prospectus.

You should read the selected historical financial data below together with Lexington’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and with the financial statements and notes thereto as of and for the period ended September 30, 2012 and June 30, 2012, which are included elsewhere in this proxy statement/prospectus.

Statements of Operations Data ($- in thousands, except for share and per share data):

	Three months ended September 30, 2012	Period from May 10, 2012 (inception) through June 30, 2012	Period from May 10, 2012 (inception) through September 30, 2012
Operating expenses:
Officers' compensation	$375	$8	$383
Legal and professional fees	345	165	510
General and administrative	146	—	146
Amortization	98	—	98
Loss from operations	(964)	(173)	(1,137)
Other expenses:
Interest	435	30	465
Change in fair value of warrant liability	5,320	9	5,329
Total other expenses	5,755	39	5,794
Net loss	$(6,719)	$(212)	$(6,931)

Balance Sheet Data ($- in thousands):

	September 30, 2012	June 30, 2012
ASSETS
Current Assets:
Cash	$12,261	$3,627
Intangible assets, net of accumulated amortization of $98 and 0, respectively	2,077	45
Total assets	$14,338	$3,672
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$389	$218
Senior notes payable – related parties, net of deferred debt discount of $989 and $1,164, respectively	2,449	2,461
Warrant liability	—	252
Total liabilities	2,838	2,931
Stockholders' Equity
Preferred stock – 29,000,000 shares authorized; par value $0.00001 per share. Series A preferred stock – 27,225,000 shares authorized; par value $0.00001 per share; 17,913,727 and 0 shares issued and outstanding, respectively.	2	—
Common stock – 100,000,000 shares authorized; par value $0.00001 per share; 13,862,825 and 16,571,529 shares issued and outstanding, respectively.	1	2
Additional paid-in capital	18,428	951
Deficit accumulated during the development stage	(6,931)	(212)
Total stockholders' equity	11,500	741
Total liabilities and stockholders' equity	$14,338	$3,672

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following summary unaudited pro forma combined financial data is intended to show how the Merger might have affected historical financial statements if the Merger had been completed on January 1, 2011, for the purposes of the statements of operations, and September 30, 2012, for the purposes of the balance sheet, and was prepared based on the historical financial statements and results of operations reported by DSS and Lexington. The following should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Financial Statements” beginning on page 175 and the audited historical financial statements of DSS and Lexington and the notes thereto beginning on pages F-1 and F-56, respectively, the sections entitled “DSS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 122 and “Lexington’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 144, and the other information contained in this proxy statement/prospectus. The following information does not give effect to the proposed reverse stock split of DSS common stock described in DSS Proposal No. 4.

Accounting Treatment of the Merger

U.S. Generally Accepted Accounting Principles (hereafter — GAAP), require that for each business combination, one of the combining entities shall be identified as the acquirer, and the existence of a controlling financial interest shall be used to identify the acquirer in a business combination. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, it is sometimes not clear which party is the acquirer. In these situations, the acquirer for accounting purposes may not be the legal acquirer (i.e., the entity that issues its equity interest to effect the business combination).

If a business combination has occurred, but it is not clear which of the combining entities is the acquirer, GAAP requires considering additional factors in making that determination. These factors include the relative voting rights of the combined entity after the business combination, the existence of a large minority voting interest in the combined entity, the composition of the governing body of the combined entity, the composition of senior management in the combined entity and the relative size of the combining entities. While no hierarchy is provided to explain how to assess factors that influence the identification of the acquirer in a business combination, effectively concluding that no one of the criteria is more significant than any other, it is reasonable to conclude that the entity with largest percentage of voting rights after the business combination is most like to be considered the acquirer, unless other mitigating factors are present.

The stockholders of Lexington will hold the largest percentage of the voting shares on a fully dilutive basis after the completion of the Merger at 56% of the combined entity. The percentages of ownership include the 7,100,000 shares held in escrow, which are eligible to be voted while in escrow. If the escrow shares are terminated (which will be determined after 1 year of the deal being consummated), Lexington stockholders would own 51% and DSS stockholders would own 49% on a fully diluted basis. After the closing of the acquisition, senior management of the combined entity is expected to include four officers: the Chief Executive Officer and Chief Investment Officer from Lexington, and the Chief Financial Officer and Chief Operating Officer from DSS. Based on the aforementioned, and after taking in consideration all relevant facts and circumstances (which included, among others, the relative voting rights of the combined entity on a fully diluted basis, the larger minority voting interest, and the composition of the senior management), we came to a conclusion that, Lexington is the accounting acquirer, as it is defined in FASB Topic ASC 805 “Business Combinations.”

Because DSS will be issuing equity interests in order to acquire Lexington that results in a change of control in the combined entity, the transaction will be accounted for as a reverse acquisition. In the post-combination consolidated financial statements, Lexington’s assets and liabilities will be presented at its pre-combination carrying amounts, and DSS’s assets and liabilities will be measured and recorded at fair value in accordance with ASC 805. In addition, the consolidated equity will reflect DSS’s common and preferred stock (if any), at par value, as DSS is the legal acquirer. The total consolidated equity will consist of Lexington’s equity just before the merger, along with DSS issued and outstanding common stock prior to the transaction at the quoted price the day the transaction is consummated. Goodwill will be allocated to each reporting unit that is expected to benefit from the synergies created by the business combination.

Generally, in reverse acquisitions according to ASC 805-40, the financial statements of the combined entity are a continuation of the financial statements of the accounting acquirer, which as determined above, is Lexington. However, assessment of whether predecessor financial statements are required is separate from the identification of the accounting acquirer. Given that Lexington has limited historical operations, consisting of no revenue and only administrative expense, while DSS has experienced significant operating results in historical periods that would be included in comparative financial statements, management believes predecessor financial statement presentation is appropriate, where DSS is the predecessor.

With respect to unaudited pro forma combined financial statements to be presented in the combined entity’s registration statement as required by Rule 8-05 of Regulation S-X and footnotes to the financial statements of future periodic filings as required by ASC 805, the combined entity will present pro forma financial information showing the effects of the acquisition in columnar format including pro forma adjustments and results. Despite the fact that Lexington has only been in existence since May 2012, pro forma operating financial information will assume the merger took place on the first day of the most recently completed fiscal year in order to accommodate predecessor accounting as discussed above.

The summary unaudited pro forma combined balance sheet as of September 30, 2012 combines the historical balance sheets of DSS and Lexington as of September 30, 2012 and gives pro forma effect to the Merger as if it had been completed on September 30, 2012.

The summary unaudited pro forma statements of operations for the year ended December 31, 2011 and the period from January 1, 2012 through September 30, 2012 gives pro forma effect to the Merger as if it had been completed on January 1, 2011.

The historical financial data has been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition and certain other adjustments.

The unaudited pro forma combined financial statements are presented for illustrative purposes only, and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma combined financial statements (see the section entitled “Unaudited Pro Forma Combined Financial Statements” beginning on page 175), the preliminary acquisition-date fair value of the identifiable assets acquired and liabilities assumed reflected in the unaudited pro forma combined financial statements is subject to adjustment and may vary from the actual amounts that will be recorded upon completion of the Merger.

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2012 ($- in thousands)

	Historical
	Lexington Technology Group, Inc.	Document Security Systems, Inc.	Pro Forma Adjustments	Notes	Pro-Forma Consolidated
ASSETS
Total current assets	$12,261	$4,191	$—		$16,452
Property, plant and equipment, net	—	3,759	—		3,759
Other assets	—	234	—		234
Goodwill	—	3,323	33,019	3	36,342
Other intangible assets, net	2,077	1,919	5,000	1	8,996
Total assets	14,338	$13,426	$38,019		$65,783
LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$389	$3,882	$297	2	$4,568
Long-term debt, net	2,449	2,132	—	4	4,581
Interest rate swap hedging liabilities	—	138	—		138
Deferred tax liability	—	123	(123)	4	—
Stockholders' equity
Preferred stock, $.02 par value	2	—	102	5	104
Common stock, $.02 par value	1	417	463	5	881
Additional paid-in capital	18,428	53,212	(7,047)	2,6	64,593
Accumulated other comprehensive loss	—	(138)	138	6	—
Accumulated deficit	(6,931)	(46,340)	44,189	6	(9,082)
Total stockholders' equity	11,500	7,151	37,845		56,496
Total liabilities and stockholders' equity	$14,338	$13,426	$38,019		$65,783

Unaudited Pro Forma Consolidated Statement of Operations, for the year ended December 31, 2011 ($- in thousands, except per share and per share data)

	Historical
	Lexington Technology Group, Inc.		Document Security Systems, Inc.	Pro Forma Adjustments	Notes	Pro Forma consolildated
Revenue		$—	$13,384	$—		$13,384
Cost of revenue		—	9,212	—		9,212
Gross profit		—	4,172	—		4,172
Operating expenses:
Selling, general and administrative		—	7,076	2,151	2	9,227
Research and development		—	285	—		285
Amortization of intangibles		—	285	500	1	785
Operating expenses		—	7,646	2,651		10,297
Operating loss		—	(3,474)	(2,651)		(6,125)
Other income (expense):
Interest expense		—	(259)	—		(259)
Change in fair value of derivative liability		—	361	—		361
Loss before income taxes		—	(3,372)	(2,651)		(6,023)
Income tax benefit		—	(151)	—		(151)
Net loss		$—	(3,221)	(2,651)		$(5,872)
Net loss per share – basic and diluted:	$		(0.17)			$(0.17)
Weighted average common shares outstanding, basic and diluted		—	19,454,046	16,082,164	7	35,536,210

Unaudited Pro Forma Consolidated Statement of Operations, for the nine month period ended September 30, 2012 ($- in thousands, except per share and per share data)

	Historical
	Lexington Technology Group, Inc.	Document Security Systems, Inc.	Pro Forma Adjustments		Notes	Pro Forma consolildated
	(From May 10, 2012 (Inception) through September 30, 2012)
Revenue	$—	$11,666		$—		$11,666
Cost of revenue	—	7,558		—		7,558
Gross profit	—	4,108		—		4,108
Operating expenses:
Selling, general and administrative	1,039	6,061		—		7,100
Research and development	—	545		—		545
Amortization of intangibles	98	228		375	1	701
Operating expenses	1,137	6,834		375		8,346
Operating loss	(1,137)	(2,726)		(375)		(4,238)
Other income (expense):
Interest expense	(465)	(176)		—		(641)
Change in fair value of derivative liability	(5,329)			—		(5,329)
Amortizaton of note discount	—	(249)		—		(249)
Loss before income taxes	(6,931)	(3,151)		(375)		(10,457)
Income tax expense	—	14		—		14
Net loss	$(6,931)	$(3,165)		$(375)		$(10,471)
Net loss per share – basic and diluted:	$(0.73)	$(0.15)	$			$(0.29)
Weighted average common shares outstanding, basic and diluted	9,424,022	20,536,448		16,082,164	7	36,618,612

Notes to Unaudited Pro Forma Consolidated Statements of Operations and Balance Sheet

1.	This pro forma adjustment represents the additional amortization expense as a result of the long-lived intangible assets acquired in the Merger, assuming the Merger occurred at the beginning of the most recently completed fiscal year, January 1, 2011. The acquired intangible assets have an estimated aggregate fair value of $6,919,000 and a weighted average remaining useful life of 10 years. The $5,000,000 pro forma adjustment represents the estimated difference between the fair value and the carrying value of DSS’s patent assets, customer lists and non-compete agreements on the date of acquisition. As a result, the increase in amortization expense for the year ended December 31, 2011 is $500,000, and the increase in amortization expense for the nine month period ended September 30, 2012 is $375,000. See the preliminary purchase price allocation table on page 177.

For these pro forma consolidated financial statements of operations and balance sheet we assume that there was no sign of impairment of long-lived intangible assets throughout the periods presented.

2.	This pro-forma adjustment represents direct, incremental costs of the Merger including (1) fees paid to Palladium Capital who acted as an advisor to DSS in the Merger, comprising of cash of $182,000 and the expected fair value of 786,678 shares of DSS Common Stock that will be issued upon the closing of the Merger with an estimated fair value of approximately $1,707,000 to Palladium Capital, and (2) cash bonuses of $115,000 and $147,000 of stock based compensation expense related to the fair value of options issued to executives and senior managers upon closing of the Merger.
3.	This pro forma adjustment represents the estimated goodwill acquired as a result of the Merger. For the purposes of the Merger, since Lexington is determined to be the accounting acquirer and DSS is determined to be the accounting acquiree, the consideration effectively transferred is measured based on the expected fair value of the common stock of DSS outstanding immediately prior to the closing of the Merger. For the purposes of the accompanying pro forma combined financial data, the estimated fair value of DSS common stock is $2.17 per share based on the closing price on December 31, 2012 and the number of shares outstanding is based on the 20,872,316 shares outstanding at September 30, 2012. The goodwill adjustment represents the excess of the purchase price over the fair value of the tangible and intangible assets acquired less liabilities assumed. See the preliminary purchase price allocation table on page 177.
4.	This pro-forma adjustment represents the change in the fair value of DSS long-term liabilities.

5.	This pro forma adjustment presents the effect on the common stock and preferred stock (if approved), at par, of the combined company that reflects DSS as the legal acquirer and Lexington as the legal acquiree in the Merger. As a result, the common stock and preferred stock (if approved) share number will be adjusted to include the shares issued to the shareholders of Lexington and to Palladium Capital as an advisor on the date of the Merger. The following shares outstanding:

As of September 30, 2012
Document Security Systems	20,872,316
Document Security Systems shares of common stock expected to be issued to former Lexington Technology Group stockholders	22,395,486
Document Security Systems shares of common stock issued to Palladium Capital in conjunction with the Merger	786,678
Total common stock outstanding, pursuant to the Merger	44,054,480
Par value per share of common stock	$0.02
Common stock, at par	$881,000
Document Security Systems shares of preferred stock (if approved) expected to be issued to former Lexington Technology Group stockholders	5,195,073
Par value per share of preferred stock	$0.02
Preferred stock, at par	$104,000
6.	This pro forma adjustment presents the effect of business combination accounting on additional paid-in capital, accumulated deficit and accumulated other comprehensive loss of the combined company that reflect Lexington as the accounting acquirer and DSS as the accounting acquiree in the Merger. As a result, in the post-combination consolidated financial statements, additional paid-in capital will reflect Lexington’s paid-in capital amounts immediately prior to the Merger, plus the fair value of the outstanding common stock of DSS just prior to the Merger and the fair value of equity securities issued to Palladium Capital. Accumulated deficit will only reflect the balance of Lexington prior to the Merger along with proforma adjustments representing direct and incremental costs of the Merger. The accumulated deficit and accumulated other comprehensive loss of DSS will be cancelled in conjunction with the Merger. (See the preliminary purchase price allocation table on page 177.)
7.	The post-combination consolidated pro-forma equity will reflect DSS Common Stock and DSS Preferred Stock (if approved), including that issued to Lexington and Palladium Capital as DSS is the legal acquirer. Shares used to calculate the unaudited pro-forma basis and diluted loss per share were computed by adding the shares assumed to be issued upon the Merger to the weighted average number of shares outstanding of DSS for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. Potentially dilutive securities issuable under preferred stock agreements (if approved), convertible debt agreements, options, warrants, and restricted stock agreements were excluded from the calculations of diluted earnings per share because their inclusion would have been anti-dilutive to DSS’s losses in the respective periods.

For the year ended December 31, 2011
Net loss –($ -in thousands)	$(5,872)
Weighted average of Document Security Systems shares of common stock outstanding for the period:	19,454,046
Weighted average of Document Security Systems shares of common stock expected to be issued to former Lexington Technology Group stockholders, as of January 1, 2011	22,395,486
Less: Escrow shares	(7,100,000)
Weighted average of Document Security Systems shares of common stock issued to Palladium Capital, as of January 1, 2011	786,678
35,536,210
Basic and diluted net loss per share	$(0.17)

For the nine months ended September 30, 2012
Net loss –($ -in thousands)	$(10,471)
Weighted average of Document Security Systems shares of common stock outstanding for the period	20,536,448
Weighted average of Document Security Systems shares of common stock expected to be issued to former Lexington Technology Group stockholders, as of January 1, 2011.	22,395,486
Less: Escrow shares	(7,100,000)
Weighted average of Document Security Systems shares of common stock issued to Palladium Capital, as of January 1, 2011	786,678
36,618,612
Basic and diluted net loss per share	$(0.29)

MARKET PRICE DATA AND DIVIDEND INFORMATION

Market Price

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of DSS Common Stock, which trades on the NYSE MKT under the symbol “DSS.” DSS’s fiscal year ends on December 31st.

	DSS Common Stock
	High	Low
Fiscal Year 2011
First Quarter	$5.65	$4.03
Second Quarter	$4.16	$2.90
Third Quarter	$3.97	$1.86
Fourth Quarter	$3.50	$2.33
Fiscal Year 2012
First Quarter	$5.12	$2.40
Second Quarter	$4.34	$2.26
Third Quarter	$4.35	$3.50
Fourth Quarter	$4.60	$2.11

The closing price as of December 31, 2012 was $2.17. Lexington is a private company and shares of its capital stock are not publicly traded.

Record Holders

As of December 31, 2012, DSS had 907 stockholders of record.

Dividends

DSS has not declared or paid any cash dividend on its capital stock during the two most recent fiscal years. Any determination to pay dividends to holders of DSS Common Stock in the future will be at the discretion of the DSS board of directors and will depend upon many factors, including DSS’s financial condition, results of operations, capital requirements and any other factors that the DSS board of directors considers appropriate.

On October 2, 2012, the first trading day following the announcement of the Merger, the last reported sale price of DSS Common Stock was $4.15, for an aggregate market value of DSS of $90,079,763, or $108,003,696 on a fully diluted basis. On [•], the latest practicable date before the printing of this proxy statement/prospectus, the last reported sale price of DSS Common Stock was $[•], for an aggregate market value of DSS of $[•] million, or $[•] million on a fully diluted basis. Assuming the issuance on such date of an aggregate of [•] shares of DSS Common Stock and an aggregate of [•] shares of DSS Preferred Stock based on a Common Stock Exchange Ratio of [•], an aggregate of [•] of DSS Warrants if the Merger was completed on such date, the market value attributable to the shares of DSS Common Stock to be issued to Lexington’s stockholders in the aggregate, or approximately [•]% of the outstanding shares of the combined company calculated on a fully diluted basis, would equal $[•] million.

The following table sets forth information as of December 31, 2012, regarding the beneficial ownership of the combined company upon completion of the Merger by (i) each person known by the management of DSS and Lexington that is expected to become the beneficial owner of 5% of the common stock of the combined company upon completion of the Merger, (ii) each director and named executive officer of the combined company, and (iii) all directors and named executive officers of the combined company as a group.

Information with respect to beneficial ownership is based solely on a review of DSS capital stock transfer records and on publicly available filings made with the SEC by or on behalf of the stockholders listed below and on Lexington’s stock ledger. Unless otherwise indicated in the footnotes, the address for each listed stockholder is: c/o Lexington Technology Group, Inc., 375 Park Avenue, 26th Floor, New York, New York 10152.

The percent of common stock before the merger is based on 21,705,967 shares of DSS common stock that were outstanding as of December 31, 2012. The percent of common stock of the combined company after the merger is based on 49,842,645 shares of common stock of the combined company outstanding upon completion of the Merger on an as-converted basis with respect to the DSS preferred stock issued in connection with the Merger and assumes that the Exchange Ratio to be used in connection with the Merger is approximately 1.02 shares of DSS common stock and DSS Warrants for each share of Lexington capital stock (without giving effect to the proposed reverse stock split described elsewhere in this proxy statement/prospectus) and that Lexington has at least $9,000,000 at the Effective Time of the Merger (and accordingly, the maximum amount of Additional Shares are issued). Shares of DSS common stock subject to stock options and warrants that are currently exercisable or exercisable within 60 days after December 31, 2012 are treated as outstanding and beneficially owned by the holder of such options for the purpose of computing the percentage ownership of the combined company’s common stock of such holder, but are not treated as outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other stockholder. Shares of Lexington common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2012 are treated as outstanding and beneficially owned by the holder of such options for the purpose of computing the percentage ownership of the combined company’s common stock of such holder, but are not treated as outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other stockholder. Unless otherwise indicated, DSS and Lexington believe that each of the persons named in this table has sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Before the Merger			After the Merger
Name and Address of Beneficial Owner	Amount of Beneficial Ownership		Percent of Class	Amount of Beneficial Ownership		Percent of Class
5% Stockholders (Preferred)
Hudson Bay Master Fund, Ltd. 777 Third Avenue New York, NY 10017	—		—	5,147,606		99%
1960480 BT, LLC(10) 2515 McKinney Ave Suite 1000 Dallas, TX 75201	—		—	47,467		1%
5% Stockholders (Common)
Hudson Bay Master Fund, Ltd. 777 Third Avenue New York, NY 10017	725,805	(3)	3.3%	5,146,606	(9)	9.99%
1960480 BT, LLC 2515 McKinney Ave Suite 1000 Dallas, TX75201	—		—	5,055,630	(10)	9.99%
Barry Honig 4400 Biscayne Boulevard Suite 850 Miami, FL 33137	161,290	(17)	—	4,377,867	(11)	8.65%
Four Kids Investment Funds LLC (Alan Honig) 4400 Biscayne Boulevard Suite 850 Miami, FL 33137	—		—	2,511,680	(12)	5.00%
Named Executive Officers and Directors:
Philip Jones(1)	163,333	(4)	*	163,333	(4)	*
David Klein(1)	8,333	(5)	*	8,333	(5)	*
Robert B. Fagenson(1)	1,058,500	(6)	4.87%	1,058,500	(6)	2.12%
Ira A. Greenstein(1)	52,333	(7)	*	52,333	(7)	*
Robert B. Bzdick(1)	673,773	(8)	3.08%	673,773	(8)	1.35%
Peter Hardigan(2)	—		—	166,344	(13)	*
Warren Hurwitz(2)	—		—	—		*
Jeffrey Ronaldi(2)	—		—	143,149	(14)	*
Jonathon Perrelli(2)	—		—	—		—
Richard M. Cohen(2)	—		—	—		—
All executive officers and directors as a group (10 persons)	1,956,270	(15)	8.84%	2,265,762	(16)	4.50%

*	Does not exceed 1%
(1)	The business address of each listed stockholder is c/o Document Security Systems, Inc., 28 East Main Street, Suite 1525, Rochester, New York 14614.
(2)	The business address of each listed stockholder is c/o Lexington Technology Group, Inc., 375 Park Avenue, 26th Floor, New York, New York 10152.
(3)	Includes 241,935 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2012.
(4)	Includes 163,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(5)	Includes 8,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.

(6)	Includes 49,000 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012, 100,000 shares of DSS common stock held by Mr. Fagenson’s wife and an aggregate of 100,000 shares of DSS common stock held in trusts for Mr. Fagenson’s two adult children, of which Mr. Fagenson is trustee. Mr. Fagenson disclaims beneficial ownership of the 100,000 shares of DSS common stock held by his wife and the 100,000 shares of DSS common stock held in trusts for Mr. Fagenson’s two adult children.
(7)	Includes 52,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(8)	Includes 158,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(9)	Includes 1,442,018 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, 2,106,697 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions, and 241,935 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2012. In addition to any shares of DSS common stock that Hudson Bay and its affiliates will hold after the Merger, Hudson Bay Master Fund Ltd. will hold shares of DSS preferred stock convertible into 5,206,928 shares of DSS common stock. In accordance with the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock with respect to the DSS preferred stock to be filed by DSS prior to the consummation of the Merger and the terms of the DSS warrants to be received in connection with the Merger, Hudson Bay may not convert any of the DSS preferred stock or exercise its warrants to purchase DSS common stock to the extent that after giving effect to such conversion or exercise, as the case may be, Hudson Bay (together with its affiliates) would have acquired, through conversion of DSS preferred stock, exercise of DSS warrants or otherwise, beneficial ownership of a number of shares of DSS common stock that exceeds 9.99% of the number of shares of DSS common stock outstanding immediately after giving effect to such conversion, excluding for purposes of such determination, shares of DSS common stock issuable upon conversion of the DSS preferred stock or exercise of the DSS warrants that have not been converted or exercised. Hudson Bay Capital Management, L.P., the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management, L.P. Sander Gerber disclaims beneficial ownership over these securities.
(10)	Includes 769,068 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 1,123,560 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. In addition to any shares of DSS common stock that 1960480 BT and its affiliates will hold after the Merger, 1960480 BT will hold shares of DSS preferred stock convertible into 79,105 shares of DSS common stock. In accordance with the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock with respect to the DSS preferred stock to be filed by DSS prior to the consummation of the Merger and the terms of the DSS warrants to be received in connection with the Merger, 1960480 BT may not convert any of the DSS preferred stock or exercise its warrants to purchase DSS common stock to the extent that after giving effect to such conversion or exercise, as the case may be, 1960480 BT (together with its affiliates) would have acquired, through conversion of DSS preferred stock, exercise of DSS warrants or otherwise, beneficial ownership of a number of shares of DSS common stock that exceeds 9.99% of the number of shares of DSS common stock outstanding immediately after giving effect to such conversion, excluding for purposes of such determination, shares of DSS common stock issuable upon conversion of the DSS preferred stock or exercise of the DSS warrants that have not been converted or exercised. Ryan Lane, the managing member of 1960480 BT, has voting and investment power over these securities.
(11)	Includes 635,464 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 928,373 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. Includes 216,589 shares of common stock, 52,655 shares of common stock issuable upon exercise of warrants and 76,925 shares of common stock to be held in escrow to be issued to Mr. Honig in connection with the Merger, 893,431 shares of common stock, 217,202 shares of common stock issuable upon exercise of warrants and 317,318 shares of common stock to be held in escrow to be issued to GRQ Consultants, Inc. 401K in connection with the Merger, and 1,503,880 shares of common stock, 365,608 shares of common stock issuable upon exercise of warrants and 534,130 shares of common stock to be held in escrow to be issued to GRQ Consultants, Inc. Roth 401K FBO. Mr. Honig is the trustee of GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig, and, in such capacity, has voting and dispositive power over the securities held by such entities.
(12)	Includes 378,526 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 553,002 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. Alan Honig acts as the custodian and trustee of Four Kids Investment Funds LLC and has voting and investment power over these securities.
(13)	Includes 18,672 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 27,279 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. Also includes options to purchase 41,667 shares of common stock of DSS that will vest upon the consummation of the Merger.
(14)	Includes 15,198 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 22,204 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. Also includes options to purchase 41,667 shares of common stock of DSS that will vest upon the consummation of the Merger.
(15)	Includes 431,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(16)	Includes 448,000 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012, 33,870 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 49,483 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions.
(17)	Includes 80,645 shares of DSS common stock issuable upon the exercise of stock warrants exercisable within 60 days of December 31, 2012.

Because the market price of DSS Common Stock is subject to fluctuation, the market value of the shares of DSS Common Stock that holders of Lexington capital stock will receive in the Merger may increase or decrease. The foregoing information reflects only historical information.

Following the completion of the Merger and successful reapplication to the NYSE MKT for initial inclusion of the DSS Common Stock on the NYSE MKT, the common stock of DSS, including the shares of DSS Common Stock issued to Lexington stockholders in connection with the Merger, will continue to be listed on the NYSE MKT.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus contain or may contain forward-looking statements of DSS within the meaning of Section 21E of the Exchange Act, which is applicable to DSS but not to Lexington because DSS, unlike Lexington, is a public company subject to the reporting requirements of the Exchange Act. For this purpose, any statements contained herein, other than statements of historical fact, may be forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements that include words such as may, will, project, might, expect, believe, anticipate, intend, could, would, estimate, continue or pursue or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus and the other documents referred to and relate to a variety of matters, including but not limited to (i) the timing and anticipated completion of the Merger, (ii) the benefits expected to result from the Merger, (iii) the anticipated business of the combined company following the completion of the Merger, and (iv) other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations, and assumptions of management are not guarantees of performance and are subject to significant risks and uncertainty. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement/prospectus and those that are referred to in this proxy statement/prospectus. Important factors that could cause actual results to differ materially from those described in forward-looking statements contained herein include, but are not limited to:

•	the expected timetable for completing the Merger;
•	the potential value created by the Merger for DSS’s and Lexington’s stockholders;
•	the potential of the combined company’s technology platform;
•	the respective or combined ability to raise capital to fund the combined operations and business plan;
•	the listing of the combined company’s securities on the NYSE MKT;
•	market acceptance of DSS products;
•	the collective ability to protect intellectual property rights;
•	competition from other providers and products;
•	the ability to license and monetize the patents owned by Lexington, including the outcome of the Litigation against five companies, including Facebook, Inc. and LinkedIn Corporation; and
•	the combined company’s management and board of directors.

In addition to the risk factors identified elsewhere, various important risks and uncertainties affecting each of DSS and Lexington may cause the actual results of the combined company to differ materially from the results indicated by the forward-looking statement in this proxy statement/prospectus, including without limitation:

•	the financial condition, financing requirements, prospects and cash flow of DSS and Lexington;
•	expectations regarding potential growth;
•	the inability to have DSS Common Stock listed for trading on the NYSE MKT or another national securities exchange;
•	the loss of strategic relationships;
•	competitive position;
•	introduction and proliferation of competitive products;
•	changes in technology;

•	the inability to achieve sustained profitability;
•	failure to implement short- or long-term growth strategies;
•	decrease in the market price for the shares of common stock;
•	the cost of retaining and recruiting key personnel or the loss of such key personnel;
•	compliance with applicable laws;
•	ability to maintain or protect the validity of patents and other intellectual property;
•	ability to obtain a positive verdict or settlement arrangement in Lexington’s initial Litigation;
•	ability to internally develop new products and intellectual property; and
•	liquidity.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of documents referred to in this proxy statement/prospectus, as of the date of those documents. DSS disclaims any obligation to publicly update or release any revisions to these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

RISK FACTORS

In addition to the other information included and referred to in this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43, you should carefully consider the following risk factors before deciding how to vote your shares of DSS Common Stock at the DSS special meeting. These factors should be considered in conjunction with the other information included by DSS in this proxy statement/prospectus. If any of the risks described below or referred to in this proxy statement/prospectus actually materialize, the business, financial condition, results of operations, or prospects of DSS, Lexington, and/or the combined company, or the stock price of DSS and/or the combined company, could be materially and adversely affected.

Risks Related to the Merger

The issuance of DSS’s securities to Lexington security holders in connection with the Merger will substantially dilute the voting power of current DSS stockholders.

Pursuant to the terms of the Merger Agreement, it is anticipated that DSS will issue to Lexington common and preferred stockholders shares of DSS Common Stock and DSS Preferred Stock (or, if the Preferred Stock Creation Proposal is not approved, $.02 Warrants) and Warrants to purchase shares of DSS Common Stock. After such issuance (without taking into account any shares of DSS Common Stock held by Lexington stockholders prior to the completion of the Merger, the possible release of any Escrow Shares or the exercise of any warrants), the stockholders of Lexington are expected to own approximately 43% of the outstanding common stock of the combined company (or 46% of the outstanding common stock of the combined company calculated on a fully diluted basis) and the stockholders of DSS are expected to own approximately 57% of the outstanding common stock of the combined company (or 54% of the outstanding common stock of the combined company calculated on a fully diluted basis). If the Escrow Shares are released, the percentages in the preceding sentence would be 50%, 56%, 50% and 44%. Accordingly, the issuance of shares of DSS Common Stock to Lexington stockholders in connection with the Merger will significantly reduce the relative voting power of each share of DSS Common Stock held by current DSS stockholders.

The announcement and pendency of the Merger could have an adverse effect on the business prospects for DSS and/or Lexington and on DSS’s stock price and/or business, financial condition or results of operations.

While there have been no significant adverse effects to date, the announcement and pendency of the Merger could disrupt DSS’s and/or Lexington’s prospective and current businesses in the following ways, among others:

•	third parties may seek to terminate and/or renegotiate their relationships with DSS or Lexington or decide not to conduct business with either DSS or Lexington as a result of the Merger, whether pursuant to the terms of their existing agreements with DSS and/or Lexington or otherwise; and
•	the attention of DSS and/or Lexington management may be directed toward the completion of the Merger and related matters and may be diverted from the day-to-day business operations of their respective companies, including from other opportunities that might otherwise be beneficial to DSS or Lexington.

Should they occur, any of these matters could adversely affect the stock price of DSS or harm the financial condition, results of operations, or business prospects of DSS, Lexington, and/or the combined company.

Failure to complete the Merger or delays in completing the Merger could negatively impact DSS’s business, financial condition or results of operations or DSS’s stock price.

The completion of the Merger is subject to a number of conditions and there can be no assurance that the conditions to the completion of the Merger will be satisfied at all or satisfied in a timely manner. If the Merger is not completed or delayed, DSS will be subject to several risks, including:

•	the current trading price of DSS Common Stock may reflect a market assumption that the Merger will occur, meaning that a failure to complete the Merger or delays in completing the Merger could result in a decline in the price of DSS Common Stock;
•	certain executive officers and/or directors of DSS may seek other employment opportunities, and the departure of any of DSS’s executive officers and the possibility that DSS would be unable to recruit and hire experienced executives could negatively impact DSS’s future business;
•	the DSS board of directors will need to reevaluate DSS’s strategic alternatives, such alternatives will include other merger and acquisition opportunities and/or additional financing necessary to ensure that DSS has sufficient funds to operate;
•	Under certain circumstances, if the Merger is terminated by either DSS or Lexington in connection with or due to DSS entering into an alternate transaction constituting a superior proposal, then DSS is required to pay to Lexington a termination fee in cash equal to the sum of (i) $3,000,000 plus (ii) 5% of the consideration paid to all security holders of DSS in connection with such superior proposal in the same form as such consideration is paid to such security holders;
•	DSS is expected to incur substantial transaction costs in connection with the Merger whether or not the Merger is completed; and
•	DSS would not realize any of the anticipated benefits of having completed the Merger.

If the Merger is not completed, these risks may materialize and materially and adversely affect DSS’s business, financial condition, results of operations, and DSS’s stock price.

Any delay in completing the Merger may substantially reduce the benefits that DSS expects to obtain from the Merger.

In addition to obtaining the approval of the stockholders of each of DSS and Lexington for the consummation of the Merger, the Merger is subject to a number of other conditions beyond the control of DSS that may prevent, delay, or otherwise materially adversely affect its completion. DSS cannot predict whether or when the conditions required to complete the Merger will be satisfied. The requirements for satisfying the closing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger may materially adversely affect the benefits that DSS expects to achieve if the Merger and the integration of the companies’ respective businesses are completed within the expected timeframe.

NYSE MKT may consider the anticipated Merger a “reverse merger” and therefore may require that DSS submit a new listing application, which would require certain actions on the part of the combined company which may not be successful and, if unsuccessful, could make it more difficult for holders of shares of the combined company to sell their shares.

NYSE MKT may consider the Merger proposed in this proxy statement/prospectus a “reverse merger” and might require that DSS submit a new listing application. If it does so, NYSE MKT may not approve DSS’s new listing application for the NYSE MKT on a timely basis, or at all. If this occurs and the Merger is still completed, you may have difficulty converting your investments into cash effectively.

Additionally, as part of any new listing application, DSS may be required to submit, among other things, a plan for the combined company to conduct a reverse stock split. A reverse stock split would likely increase the per share trading price by an as yet undetermined multiple. The change in share price may affect the volatility and liquidity of the combined company’s stock, as well as the marketplace’s perception of the stock. As a result, the relative price of the combined company’s stock may decline and/or fluctuate more than in the past, and you may have trouble converting your investments in the combined company into cash effectively.

Some of the directors and executive officers of DSS have interests in the Merger that are different from, or in addition to, those of the other DSS stockholders.

When considering the recommendation by the DSS board of directors that the DSS stockholders vote “for” each of the DSS Proposals, DSS’s stockholders should be aware that certain of the directors and executive officers of DSS have arrangements that provide them with interests in the Merger that are different from, or in addition to, those of the stockholders of DSS.

For instance, in connection with the Merger, (i) Robert B. Fagenson, Ira A. Greenstein, David Klein and Robert B. Bzdick, each a current director of the DSS board of directors, will continue to serve as a director of the combined company following the completion of the Merger, and the remaining directors of DSS will resign, effective as of the completion of the Merger, (ii) Philip Jones and Robert B. Bzdick, currently executive officers of DSS, will remain executive officers of the combined company following the completion of the Merger, and (iii) options to purchase an aggregate of 650,000 shares of DSS common stock at an exercise price of $3.00 per share for a term of five years that were granted to certain of DSS’s executives, board members and senior managers. In addition, an aggregate of $115,000 in bonus payments will be made to such executives and senior managers upon the closing of the Merger.

In addition, the directors and executive officers of DSS also have certain rights to indemnification and to directors’ and officers’ liability insurance that will be provided by the combined company following the completion of the Merger. See the sections entitled “The Merger — Interests of DSS Directors and Executive Officers in the Merger” beginning on page 76.

The DSS board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that DSS stockholders approve the DSS Proposals.

The Merger Agreement contains provisions that could discourage or make it difficult for a third party to acquire DSS prior to the completion of the Merger.

The Merger Agreement contains provisions that make it difficult for DSS to entertain a third-party proposal for an acquisition of DSS. These provisions include the general prohibition on DSS’s soliciting or engaging in discussions or negotiations regarding any alternative acquisition proposal. In addition, under certain circumstances, if the Merger is terminated by either DSS or Lexington in connection with or due to DSS entering into an alternate transaction constituting a superior proposal, then DSS is required to pay to Lexington a termination fee in cash equal to the sum of (i) $3,000,000 plus (ii) 5% of the consideration paid to all security holders of DSS in connection with such superior proposal in the same form as such consideration is paid to such security holders. See the sections entitled “The Merger Agreement — No Solicitation,” “The Merger Agreement — Board Recommendations” and “The Merger Agreement —
Termination Fees and Expenses” beginning on pages 88, 89, and 92, respectively.

These provisions might discourage an otherwise interested third party from considering or proposing an acquisition of DSS, even one that may be deemed of greater value than the Merger to DSS stockholders.

Lexington can terminate the Merger Agreement for any reason or no reason upon payment of a termination fee and DSS will have no recourse against Lexington.

Pursuant to the Merger Agreement, Lexington can terminate the Merger Agreement, at any time, for any reason or no reason, upon payment to DSS of a termination fee equal to $5,000,000. DSS will have no recourse against Lexington other than receiving such termination fee and would not realize any of the anticipated benefits of having completed the Merger.

If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, the stockholders of Lexington may be required to pay substantial United States federal income taxes as a result of the Merger.

DSS and Lexington intend that the Merger will qualify as a “reorganization” under Section 368(a) of the Code. DSS and Lexington currently anticipate that the United States holders of shares of Lexington capital stock generally should not recognize taxable gain or loss as a result of the Merger. However, neither DSS nor

Lexington has requested, or intends to request, a ruling from the IRS with respect to the tax consequences of the Merger, and there can be no assurance that the companies’ position would be sustained if challenged by the IRS. Accordingly, if there is a final determination that the Merger does not qualify as a “reorganization” under Section 368(a) of the Code and is taxable for United States federal income tax purposes, Lexington stockholders generally would recognize taxable gain or loss on their receipt of equity securities of DSS in connection with the Merger equal to the difference between such stockholder’s adjusted tax basis in their shares of Lexington capital stock and the fair market value of the equity securities of DSS. For a more complete discussion of the material United States federal income tax consequences of the Merger, see the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 80.

Litigation may be instituted against DSS, members of the DSS board of directors, Lexington, members of the Lexington board of directors, and Merger Sub challenging the Merger and adverse judgments in these lawsuits may prevent the Merger from becoming effective within the expected timeframe or at all.

DSS, members of the DSS board of directors, Lexington, members of the Lexington board of directors, and Merger Sub may be named as defendants in class action lawsuits to be brought by DSS or Lexington stockholders challenging the Merger. If the plaintiffs in these potential cases are successful, they may prevent the parties from completing the Merger in the expected timeframe, if at all. Even if the plaintiffs in these potential actions are not successful, the costs of defending against such claims could adversely affect the financial condition of DSS or Lexington.

Risks Related to the Combined Company if the Merger Is Completed

The failure to integrate successfully the businesses of DSS and Lexington in the expected timeframe could adversely affect the combined company’s future results following the completion of the Merger.

The success of the Merger will depend, in large part, on the ability of the combined company following the completion of the Merger to realize the anticipated benefits from combining the businesses of DSS and Lexington.

The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the Merger.

Potential difficulties that may be encountered in the integration process include the following:

•	using the combined company’s cash and other assets efficiently to develop the business of the combined company;
•	appropriately managing the liabilities of the combined company;
•	potential unknown or currently unquantifiable liabilities associated with the Merger and the operations of the combined company;
•	potential unknown and unforeseen expenses, delays or regulatory conditions associated with the Merger; and
•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

DSS may not realize the potential value and benefits created by the Merger.

The success of the Merger will depend, in part, on DSS’s ability to realize the expected potential value and benefits created from integrating DSS’s existing business with Lexington’s business, which includes the maximization of the economic benefits of the combined company’s intellectual property portfolio. The integration process may be complex, costly, and time-consuming. The difficulties of integrating the operations of Lexington’s business could include, among others:

•	failure to implement DSS’s business plan for the combined business;
•	unanticipated issues in integrating the business of both companies;

•	Potential lost sales and customers if any customer of DSS decides not to do business with DSS after the Merger;
•	loss of key employees with knowledge of DSS’s historical business and operations;
•	unanticipated changes in applicable laws and regulations; and
•	other unanticipated issues, expenses, or liabilities that could impact, among other things, DSS’s ability to realize any expected benefits on a timely basis, or at all.

DSS may not accomplish the integration of Lexington’s business smoothly, successfully, or within the anticipated costs or time frame. The diversion of the attention of management from DSS’s current operations to the integration effort and any difficulties encountered in combining businesses could prevent DSS from realizing the full expected potential value and benefits to result from the Merger and could adversely affect its business. In addition, the integration efforts could divert the focus and resources of the management of DSS and Lexington from other strategic opportunities and operational matters during the integration process.

The combined company will be dependent on certain key personnel, and the loss of these key personnel could have a material adverse effect on the combined company’s business, financial conditions and results of operations.

The success and future prospects of the combined company largely depend on the skills, experience and efforts of its key personnel, including Jeffrey Ronaldi, Peter Hardigan and Robert Bzdick. The loss of Messrs. Ronaldi, Hardigan and Robert Bzdick or other executives of the combined company, or the combined company’s failure to retain other key personnel, would jeopardize the combined company’s ability to execute its strategic plan and materially harm its business.

The Merger will result in changes to the DSS board of directors and the combined company may pursue different strategies than either DSS or Lexington may have pursued independently.

If the parties complete the Merger, the composition of the DSS board of directors will change in accordance with the Merger Agreement. Following the completion of the Merger, the combined company’s board of directors will consist of nine (9) members, including Jeffrey Ronaldi, Peter Hardigan, Warren Hurwitz, Jonathon Perrelli and Richard M. Cohen, all of whom are designees of Lexington, and Robert B. Fagenson, Ira A. Greenstein, Robert B. Bzdick and David Klein, all of whom are currently members of the DSS board of directors. However, if DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom as designated by Lexington and the other four as designated by DSS, provided, that, prior to the closing of the Merger, DSS and Lexington will jointly identify a ninth person to be nominated as a member of the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen. Currently, it is anticipated that the combined company will maximize the economic benefits of its intellectual property portfolio, add significant talent in technological innovation and potentially enhance its opportunities for revenue generation through the monetization of the combined company’s assets. However, because the composition of the board of directors of the combined company will consist of directors from both DSS and Lexington, the combined company may determine to pursue certain business strategies that neither DSS nor Lexington would have pursued independently.

Ownership of the combined company’s common stock may be highly concentrated, and it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined company’s stock price to decline.

Upon completion of the Merger, DSS’s and Lexington’s executive officers and directors continuing with the combined company, and are expected to beneficially own or control approximately 4.50% of the combined company (see the sections entitled “DSS Security Ownership of Certain Beneficial Owners and Management” beginning on page 164, “Lexington Security Ownership of Certain Beneficial Owners and Management” beginning on page 166 and “Security Ownership of Certain Beneficial Owners and Management of the Combined Company Following the Merger” beginning on page 168 for more information on the estimated ownership of the combined company following the Merger). Accordingly, these executive officers and directors, acting individually or as a group, will have substantial influence over the outcome of a corporate action of the combined company requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company’s assets or any other significant corporate transaction. These stockholders may also exert influence in delaying or preventing a change in control of the combined company, even if such change in control would benefit the other stockholders of the combined company. In addition, the significant concentration of stock ownership may adversely affect the market value of the combined company’s common stock due to investors’ perception that conflicts of interest may exist or arise.

The success of the combined company will depend in part on relationships with third parties, which relationships may be affected by third-party preferences or public attitudes about the Merger. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition, or results of operations.

The combined company’s success will be dependent on its ability to maintain and renew the business relationships of both DSS and Lexington and to establish new business relationships. There can be no assurance that the management of the combined company will be able to maintain such business relationships, or enter into or maintain new business contracts and other business relationships, on acceptable terms, if at all. The failure to maintain important business relationships could have a material adverse effect on the business, financial condition, or results of operations of the combined company.

Future results of the combined company may differ materially from the unaudited pro forma financial statements presented in this proxy statement/prospectus and the financial forecasts prepared by DSS and Lexington in connection with discussions concerning the Merger.

The future results of the combined company may be materially different from those shown in the unaudited pro forma combined financial statements presented in this proxy statement/prospectus, which show only a combination of the historical results of DSS and Lexington, prepared by DSS and Lexington in connection with the Merger. DSS expects to incur significant costs associated with the completion of the Merger and combining the operations of the two companies. The exact magnitude of these costs are not yet known, but are estimated to be approximately $1,000,000. Furthermore, these costs may decrease the capital that the combined company could use for continued development of the combined company’s business in the future or may cause the combined company to seek to raise new capital sooner than expected.

The combined company may require additional capital to support its present business plan and its anticipated business growth, and such capital may not be available on acceptable terms, or at all, which would adversely affect the combined company’s ability to operate.

DSS believes that the Bascom intellectual property will significantly augment the scope and value of DSS’s litigation and licensing business without impacting its current operations or resource allocation plan.

The Bascom Portfolio will expand upon DSS’s licensing potential and ability to compete within its current areas of commercial focus. DSS’s primary commercial focus is to develop integrated security solutions for authentication and brand protection that incorporate DSS’s proprietary print and digital technologies such as its suite of AuthentiGuard patents, the DSS Digital Group’s cloud computing platform and intellectual property, and customized software that delivers digital security solutions via standard handheld devices (such as the apple iPhone) and the cloud. DSS anticipates that this commercial focus will benefit from the integration of technical “know-how” from Thomas Bascom, the President and Chief Technology Officer of Bascom Research, as well as from the ability to use the current Bascom Portfolio and any potential new derivative technologies that may be co-developed and licensed. DSS initially will be the only competitor in the marketplace that is licensed to practice the Bascom Portfolio, which may lead to additional licensing opportunities for DSS with customers or competitors.

The Bascom Research intellectual property licensing program provides a significant new potential income stream for DSS’s licensing and litigation business that will be funded by Lexington, and as such, will not alter the current resource allocation for DSS’s existing litigation and licensing business. Lexington will deliver approximately $7.0 million in capital (net of transaction fees) upon closing of the Merger, which will be used in part to fund the Bascom Research licensing effort. We do not expect that DSS capital resources will initially be used for Bascom Research, and the Bascom Research effort will not initially divert other DSS resources aside from requiring some oversight by the current DSS General Counsel, who will be involved in all ongoing litigation and licensing matters for the combined company.

The combined company may require additional funds to further develop its business plan. Based on current operating plans of DSS and Lexington, the current resources of the combined company are expected to be sufficient to fund its planned operations into the fourth quarter of 2014. Since it is impossible to predict the timing and amount of any recovery, if any, resulting from the Lexington Litigation, we anticipate that we will need to raise additional funds through equity offerings in order to meet our liquidity requirements in the fourth quarter of 2014. However, if revenues of DSS do not meet expectations or if operating expenses exceed expectations, or a combination of both, then the combined company may require additional resources prior to the fourth quarter of 2014. Any such financing that DSS undertakes will likely be dilutive to DSS’s current stockholders.

The combined company intends to continue to make investments to support its business growth, including patent or other intellectual property asset creation. In addition, the combined company may also need additional funds to respond to business opportunities and challenges, including its ongoing operating expenses, protecting its assets, satisfying debt payment obligations, developing new lines of business and enhancing its operating infrastructure. While the combined company may need to seek additional funding for such purposes, it may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of the combined company’s financings may be dilutive to, or otherwise adversely affect, holders of its common stock. The combined company may also seek additional funds through arrangements with collaborators or other third parties. The combined company may not be able to negotiate any such arrangements on acceptable terms, if at all. If the combined company is unable to obtain additional funding on a timely basis, it may be required to curtail or terminate some or all of its business plans.

In addition, in accordance with the terms and conditions of the Merger Agreement, DSS may not currently incur any indebtedness without the consent of Lexington. As of September 30, 2012, the indebtedness of DSS and Lexington was approximately $3.1 million and $3.4 million, respectively.

The price of DSS Common Stock after the Merger is completed may be affected by factors different from those currently affecting the shares of DSS.

Upon completion of the Merger, holders of Lexington capital stock will become holders of DSS Common Stock and DSS Preferred Stock. The business of DSS differs from the business of Lexington and, accordingly, the results of operations of the combined company and the trading price of DSS Common Stock following the completion of the Merger may be significantly affected by factors different from those currently affecting the independent results of operations of DSS because the combined company will be conducting activities not undertaken by DSS prior to the completion of the Merger. For a discussion of the businesses of DSS and Lexington and of certain factors to consider in connection with those businesses, see the sections entitled “DSS’s Business,” “DSS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Lexington’s Business,” “Lexington’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements of DSS and Lexington, including the notes thereto, which are included elsewhere in this proxy statement/prospectus, and the other information contained in this proxy statement/prospectus.

Material weaknesses may exist when the combined company reports on the effectiveness of its internal control over financial reporting for purposes of its reporting requirements.

Prior to the filing of the registration statement of which this proxy statement/prospectus forms a part, Lexington was not subject to Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Therefore, Lexington’s management and independent registered public accounting firm did not perform an evaluation of Lexington’s internal control over financial reporting in accordance with the provisions of Sarbanes-Oxley. Following the completion of the Merger within the expected timeframe, the combined company will be required to provide management’s report on internal control over financial reporting in its Annual Report on Form 10-K for the year ending December 31, 2013, as required by Section 404 of Sarbanes-Oxley. Material weaknesses may exist when the combined company reports on the effectiveness of its internal control over financial reporting for purposes of its reporting requirements under the Exchange Act or Section 404 of Sarbanes-Oxley following the completion of the Merger. The existence of one or more material weaknesses would preclude a conclusion that the combined company maintains effective internal control over financial reporting. Such a conclusion would be required to be disclosed in the combined company’s future Annual Reports on Form 10-K and could impact the accuracy and timing of its financial reporting and the reliability of its internal control over financial reporting, which could harm the combined company’s reputation and cause the market price of its common stock to drop.

DSS does not expect the combined company to pay cash dividends on its common stock.

DSS anticipates that the combined company will retain its earnings, if any, for future growth and therefore does not anticipate paying cash dividends on its common stock in the future. Investors seeking cash dividends should not invest in the combined company’s common stock for that purpose.

Anti-takeover provisions in the combined company’s charter and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or current management and could make a third-party acquisition of the combined company difficult.

The combined company’s certificate of incorporation and bylaws, as amended, will contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock.

Because the lack of a public market for Lexington’s capital stock makes it difficult to evaluate the fairness of the Merger, Lexington’s stockholders may receive consideration in the Merger that is greater than or less than the fair market value of Lexington’s capital stock.

The outstanding capital stock of Lexington is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Lexington. Since the percentage of DSS Common Stock, DSS Preferred Stock and Warrants to be issued to Lexington’s stockholders was determined based on negotiations between the parties, it is possible that the value of the DSS Common Stock, DSS Preferred Stock and Warrants to be issued in connection with the Merger will be greater than the fair market value of Lexington. Alternatively, it is possible that the value of the shares of DSS Common Stock, DSS Preferred Stock and Warrants to be issued in connection with the Merger will be less than the fair market value of Lexington.

If any of the events described in “Risks Related to DSS’s Business” or “Risks Related to Lexington’s Business” occur, those events could cause the potential benefits of the Merger not to be realized.

Following the completion of the Merger, current DSS executive officers and certain Lexington executive officers and certain Lexington and DSS directors will direct the business and operations of the combined company. Additionally, Lexington’s business is expected to be an important part of the business of the combined company following the Merger. As a result, the risks described below in the section entitled “Risks Related to Lexington’s Business” beginning on page 59 are among the significant risks to the combined company if the Merger is completed. To the extent any of the events in the risks described below in either the section entitled “Risks Related to DSS’s Business” or “Risks Related to Lexington’s Business” occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the combined company’s common stock to decline.

Risks Related to DSS’s Business

DSS is currently, and after the completion of the Merger the combined company will continue to be, subject to the risks described below.

DSS may not be able to consummate the Merger with Lexington.

The consummation of the Merger with Lexington is subject to stockholders approval and other closing conditions. DSS has expended significant effort and management attention to the proposed transaction. There is no assurance that the Merger will be approved. For example, DSS’s stockholders may not approve the Merger. If the Merger is not consummated for any reason, DSS’s business and operations, as well as the market price of its common stock may be adversely affected.

DSS has a history of losses.

DSS has a history of losses. In fiscal 2011, 2010, and 2009, DSS incurred losses of approximately $3.2 million, $3.5 million, and $4.0 million, respectively. DSS’s results of operations in the future will depend on many factors, but largely on DSS’s ability to successfully market DSS’s anti-counterfeiting products, technologies and services. DSS’s failure to achieve profitability in the future could adversely affect the trading price of its common stock and its ability to raise additional capital and, accordingly, its ability to continue to grow its business. There can be no assurance that DSS will succeed in addressing any or all of these risks, and the failure to do so could have a material adverse effect on DSS’s business, financial condition and operating results.

DSS has a significant amount of indebtedness, some of which is secured by its assets, and may be unable to satisfy its obligations to pay interest and principal thereon when due.

As of September 30, 2012, DSS has the following significant amounts of outstanding indebtedness:

(i)	$575,000 convertible promissory note bearing interest at 10% per annum due in full on December 29, 2013, or convertible into up to 260,180 shares of DSS Common Stock, secured by the assets of DSS’s wholly-owned subsidiary, Secuprint. Interest is due quarterly.

(ii)	$725,000 due under a term loan with Citizens Bank which matures February 1, 2015 and is payable in monthly payments of $25,000 plus interest. Interest accrues at 1 Month LIBOR plus 3.75% and is secured by all of the assets of DSS’s subsidiary, Premier Packaging. DSS subsequently entered into an interest rate swap agreement to lock into a 5.7% effective interest rate over the life of the term loan. The term loan has also been guaranteed by DSS and its subsidiaries P3 and Secuprint.
(iii)	Up to $1,000,000 in a revolving line of credit with Citizens Bank available for use by Premier Packaging, subject to certain limitations which matures on May 31, 2013 (as amended) and is payable in monthly installments of interest only. Interest accrues at 1 Month LIBOR plus 3.75%, and is secured by all of the assets of the DSS’s subsidiary, Premier Packaging. As of September 30, 2012, there was approximately $481,000 outstanding on the line.
(iv)	$1,176,433 due under a promissory note with Citizens Bank used to purchase DSS’s packaging division facility. DSS is required to pay monthly installments of $7,658 plus interest until August 2021 at which time a balloon payment of the remaining principal balance of $919,677 is due. DSS subsequently entered into an interest rate swap agreement to lock into a 5.865% effective interest rate over the life of the term loan. The promissory note is secured by a first mortgage.

All of the Citizens Bank credit facilities are subject to various covenants including a fixed charge coverage ratio, tangible net worth and current ratio. The Citizens Bank obligations are secured by all of the assets of Premier Packaging and are also secured through cross guarantees by DSS and its other wholly-owned subsidiaries, P3 and Secuprint.

If DSS were to default on any of the above indebtedness, and the creditors were to foreclose on secured assets, this could have a material adverse effect on DSS’s business, financial condition and operating results.

If DSS is unable to adequately protect its intellectual property, its competitive advantage may disappear.

The success of DSS will be determined in part by its ability to obtain United States and foreign patent protection for its technology and to preserve its trade secrets. Because of the substantial length of time and expense associated with developing new document security technology, DSS places considerable importance on patent and trade secret protection. DSS intends to continue to rely primarily on a combination of patent protection, trade secrets, technical measures, copyright protection and nondisclosure agreements with its employees and customers to establish and protect the ideas, concepts and documentation of software and trade secrets developed by DSS. DSS’s ability to compete and the ability of its business to grow could suffer if these intellectual property rights are not adequately protected. There can be no assurance that DSS’s patent applications will result in patents being issued or that current or additional patents will afford protection against competitors. Failure of DSS’s patents, copyrights, trademarks and trade secret protection, non-disclosure agreements and other measures to provide protection of its technology and its intellectual property rights could enable DSS’s competitors to more effectively compete with it and have an adverse effect on DSS’s business, financial condition and results of operations. In addition, DSS’s trade secrets and proprietary know-how may otherwise become known or be independently discovered by others. No guarantee can be given that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to DSS’s proprietary technology.

In addition, DSS may be required to litigate in the future to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on DSS’s business, financial condition or results of operations, and there can be no assurances of the success of any such litigation.

DSS may face intellectual property infringement or other claims against it, its customers or its intellectual property that could be costly to defend and result in its loss of significant rights.

Although DSS has received patents with respect to certain of its technologies, there can be no assurance that these patents will afford DSS any meaningful protection. Although DSS believes that its use of the technology and products it has developed and other trade secrets used in its operations do not infringe upon the rights of others, DSS’s use of the technology and trade secrets it developed may infringe upon the patents or intellectual property rights of others. In the event of infringement, DSS could, under certain circumstances, be required to obtain a license or modify aspects of the technology and trade secrets it developed or refrain from using the same. DSS may not have the necessary financial resources to defend an infringement claim made against it or be able to successfully terminate any infringement in a timely manner, upon acceptable terms and conditions or at all. Failure to do any of the foregoing could have a material adverse effect on DSS and its financial condition. Moreover, if the patents, technology or trade secrets DSS developed or uses in its business are deemed to infringe upon the rights of others, DSS could, under certain circumstances, become liable for damages, which could have a material adverse effect on DSS and its financial condition. As DSS continues to market its products, DSS could encounter patent barriers that are not known today. A patent search may not disclose all related applications that are currently pending in the United States Patent Office, and there may be one or more such pending applications that would take precedence over any or all of DSS’s applications.

Furthermore, third parties may assert that DSS’s intellectual property rights are invalid, which could result in significant expenditures by DSS to refute such assertions. If DSS becomes involved in litigation, DSS could lose its proprietary rights, be subject to damages and incur substantial unexpected operating expenses. Intellectual property litigation is expensive and time-consuming, even if the claims are subsequently proven unfounded, and could divert management’s attention from DSS’s business. If there is a successful claim of infringement, DSS may not be able to develop non-infringing technology or enter into royalty or license agreements on acceptable terms, if at all. If DSS is unsuccessful in defending claims that its intellectual property rights are invalid, DSS may not be able to enter into royalty or license agreements on acceptable terms, if at all. This could prohibit DSS from providing its products and services to customers, which could have a material adverse effect on DSS and its financial condition.

The value of DSS’s intangible assets may not be equal to their carrying values.

As of September 30, 2012, DSS had approximately $5.2 million of net intangible assets, including goodwill. DSS is required to evaluate the carrying value of such intangibles. Whenever events or changes in circumstances indicate that the carrying value of an intangible asset, including goodwill, may not be recoverable, DSS will have to determine whether there has been impairment by comparing the anticipated undiscounted cash flows (discounted cash flows for goodwill) from the operation and eventual disposition of the product line with its carrying value. If any of DSS’s intangible assets are deemed to be impaired then it will result in a significant reduction of the operating results in such period. No impairments were recognized as of September 30, 2012.

Certain of DSS’s recently developed products are not yet commercially accepted and there can be no assurance that those products will be accepted, which would adversely affect DSS’s financial results.

Over the past several years, DSS has spent significant funds and time to create new products by applying its technologies onto media other than paper, including plastic and cardboard packaging, and delivery of DSS’s technologies digitally. DSS has had limited success to date in selling its products that are on cardboard packaging and those that are delivered digitally. DSS’s business plan for 2012 and beyond includes plans to incur significant marketing, intellectual property development and sales costs for these newer products, particularly the digitally delivered products. If DSS is not able to sell these new products, its financial results will be adversely affected.

The results of DSS’s research and development efforts are uncertain and there can be no assurance of the commercial success of its products.

DSS believes that it will need to continue to incur research and development expenditures to remain competitive. The products DSS is currently developing or may develop in the future may not be technologically successful. In addition, the length of DSS’s product development cycle may be greater than it originally expected and DSS may experience delays in future product development. If DSS’s resulting products are not technologically successful, they may not achieve market acceptance or compete effectively with DSS’s competitors’ products.

Changes in document security technology and standards could render DSS’s applications and services obsolete.

The market for document security products, applications, and services is fast moving and evolving. Identification and authentication technology is constantly changing as DSS and its competitors introduce new products, applications, and services, and retire old ones as customer requirements quickly develop and change. In addition, the standards for document security are continuing to evolve. If any segments of DSS’s market adopt technologies or standards that are inconsistent with DSS’s applications and technology, sales to those market segments could decline, which could have a material adverse effect on DSS and its financial condition.

The market in which DSS operates is highly competitive, and DSS may not be able to compete effectively, especially against established industry competitors with greater market presence and financial resources.

DSS’s market is highly competitive and characterized by rapid technological change and product innovations. DSS competitors may have advantages over DSS because of their longer operating histories, more established products, greater name recognition, larger customer bases, and greater financial, technical and marketing resources. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and devote greater resources to the promotion and sale of their products. Competition may also force DSS to decrease the price of DSS’s products and services. DSS cannot assure you that it will be successful in developing and introducing new technology on a timely basis, new products with enhanced features, or that these products, if introduced, will enable DSS to establish selling prices and gross margins at profitable levels.

DSS’s growth strategy depends, in part, on DSS acquiring complementary businesses and assets and expanding DSS’s existing operations to include manufacturing capabilities, which DSS may be unable to do.

DSS’s growth strategy is based, in part, on its ability to acquire businesses and assets that are complementary to its existing operations and expanding DSS’s operations to include manufacturing capabilities. DSS may also seek to acquire other businesses. The success of this acquisition strategy will depend, in part, on DSS’s ability to accomplish the following:

•	identify suitable businesses or assets to buy;
•	complete the purchase of those businesses on terms acceptable to DSS;
•	complete the acquisition in the time frame DSS expects; and

•	improve the results of operations of the businesses that DSS buys and successfully integrate their operations into DSS’s.

Although DSS has been able to make acquisitions in the past, there can be no assurance that DSS will be successful in pursuing any or all of these steps on future transactions. DSS’s failure to implement its acquisition strategy could have an adverse effect on other aspects of DSS’s business strategy and its business in general. DSS may not be able to find appropriate acquisition candidates, acquire those candidates that DSS finds or integrate acquired businesses effectively or profitably.

DSS has in the past used, and may continue to use, its common stock as payment for all or a portion of the purchase price for acquisitions. If DSS issues significant amounts of its common stock for such acquisitions, this could result in substantial dilution of the equity interests of DSS stockholders.

If DSS fails to retain certain of its key personnel and attract and retain additional qualified personnel, DSS might not be able to pursue its growth strategy.

DSS’s future success depends upon the continued service of certain of its executive officers and other key sales and research personnel who possess longstanding industry relationships and technical knowledge of DSS products and operations. Although DSS believes that its relationship with these individuals is positive, there can be no assurance that the services of these individuals will continue to be available to DSS in the future. There can be no assurance that these persons will agree to continue to be employed by DSS after the expiration dates of their current contracts.

If DSS does not successfully expand its sales force, it may be unable to increase its revenues.

DSS must expand the size of its marketing activities and sales force to increase revenues. DSS continues to evaluate various methods of expanding its marketing activities, including the use of outside marketing consultants and representatives and expanding its in-house marketing capabilities. If DSS is unable to hire or retain qualified sales personnel or if newly hired personnel fail to develop the necessary skills to be productive, or if they reach productivity more slowly than anticipated, DSS’s ability to increase its revenues and grow could be compromised. The challenge of attracting, training and retaining qualified candidates may make it difficult to meet DSS’s sales growth targets. Further, DSS may not generate sufficient sales to offset the increased expense resulting from expanding DSS’s sales force or DSS may be unable to manage a larger sales force.

Future growth in DSS’s business could make it difficult to manage DSS’s resources.

DSS’s anticipated business expansion could place a significant strain on its management, administrative and financial resources. Significant growth in DSS’s business may require it to implement additional operating, product development and financial controls, improve coordination among marketing, product development and finance functions, increase capital expenditures and hire additional personnel. There can be no assurance that DSS will be able to successfully manage any substantial expansion of its business, including attracting and retaining qualified personnel. Any failure to properly manage its future growth could negatively impact its business and operating results.

DSS cannot predict its future capital needs and DSS may not be able to secure additional financing.

DSS may need to raise additional funds in the future to fund its working capital needs, to fund more aggressive expansion of its business, to complete development, testing and marketing of its products and technologies, or to make strategic acquisitions or investments. DSS may require additional equity or debt financings, collaborative arrangements with corporate partners or funds from other sources for these purposes. No assurance can be given that necessary funds will be available for DSS to finance its development on acceptable terms, if at all. Furthermore, such additional financings may involve substantial dilution of DSS stockholders or may require that DSS relinquish rights to certain of its technologies or products. In addition, DSS may experience operational difficulties and delays due to working capital restrictions. If adequate funds are not available from operations or additional sources of financing, DSS may have to delay or scale back its growth plans.

If DSS is unable to respond to regulatory or industry standards effectively, its growth and development could be delayed or limited.

DSS’s future success will depend in part on its ability to enhance and improve the functionality and features of its products and services in accordance with regulatory or industry standards. DSS’s ability to compete effectively will depend in part on its ability to influence and respond to emerging industry governmental standards in a timely and cost-effective manner. If DSS is unable to influence these or other standards or respond to these or other standards effectively, its growth and development of various products and services could be delayed or limited.

Changes in the laws and regulations to which DSS are subject may increase DSS’s costs.

DSS is subject to numerous laws and regulations, including, but not limited to, environmental and health and welfare benefit regulations, as well as those associated with being a public company. These rules and regulations may be changed by local, state, provincial, national or foreign governments or agencies. Such changes may result in significant increases in DSS’s compliance costs. Compliance with changes in rules and regulations could require increases to DSS’s workforce, and could result in increased costs for services, compensation and benefits, and investment in new or upgraded equipment.

Declines in general economic conditions or acts of war and terrorism may adversely impact DSS’s business.

Demand for printing services is typically correlated with general economic conditions. The recent declines in United States economic conditions have adversely impacted DSS’s business and results of operations, and may continue to do so for the foreseeable future. The overall business climate of DSS’s industry may also be impacted by domestic and foreign wars or acts of terrorism, which events may have sudden and unpredictable adverse impacts on demand for DSS’s products and services.

DSS has a large number of authorized but unissued shares of common stock, which DSS’s management may issue without further stockholder approval, thereby causing dilution of your holdings of DSS Common Stock.

As of September 30, 2012, there were approximately 179 million authorized but unissued shares of DSS Common Stock. DSS management continues to have broad discretion to issue shares of its common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions, for anti-takeover purposes, and in other transactions, without obtaining stockholder approval, unless stockholder approval is required for a particular transaction under the rules of the NYSE MKT, state and federal law, or other applicable laws. If DSS’s board of directors determines to issue additional shares of DSS Common Stock from the large pool of authorized but unissued shares for any purpose in the future without obtaining stockholder approval, your ownership position would be diluted without your further ability to vote on such transaction.

The exercise of DSS’s outstanding options and warrants, vesting of restricted stock awards and conversion of debt securities may depress DSS’s stock price.

As of September 30, 2012, DSS had outstanding stock options, warrants, and convertible debt, to purchase an aggregate of 4, 319,200 shares of DSS Common Stock at exercise prices ranging from $1.86 to $6.31 per share. This amount includes 130,000 outstanding unvested restricted shares of DSS’s common stock that are subject to various vesting terms and 260,180 shares issuable upon conversion of debt securities. To the extent that these securities are converted into common stock, dilution to DSS’s stockholders will occur. Moreover, the terms upon which DSS will be able to obtain additional equity capital may be adversely affected, since the holders of these securities may exercise them at a time when DSS would, in all likelihood, be able to obtain any needed capital on terms more favorable to DSS than the exercise and conversion terms provided by those securities.

Sales of these securities in the public market, or the perception that future sales of these securities could occur, could have the effect of lowering the market price of DSS Common Stock below current levels and make it more difficult for DSS and DSS’s stockholders to sell DSS’s equity securities in the future.

Sale or the availability for sale of shares of common stock by stockholders could cause the market price of DSS Common Stock to decline and could impair DSS’s ability to raise capital through an offering of additional equity securities.

DSS does not intend to pay cash dividends.

DSS does not intend to declare or pay cash dividends on its common stock in the foreseeable future. DSS anticipates that it will retain any earnings and other cash resources for investment in its business. The payment of dividends on DSS’s common stock is subject to the discretion of its board of directors and will depend on DSS’s operations, financial position, financial requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends and other factors that its board of directors deems relevant.

DSS has material weaknesses in its internal control over financial reporting structure, which, until remedied, may cause errors in its financial statements that could require restatements of its financial statements and investors may lose confidence in DSS’s reported financial information, which could lead to a decline in DSS’s stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires DSS to evaluate the effectiveness of its internal control over financial reporting as of the end of each year, and to include a management report assessing the effectiveness of DSS’s internal control over financial reporting in each Annual Report on Form 10-K.

DSS has identified two material weaknesses in its internal control over financial reporting in its annual assessment of internal controls over financial reporting that management performed for the year ended December 31, 2011. Management has concluded that (i) DSS did not maintain a sufficient complement of qualified accounting personnel and controls associated with segregation of duties; and (ii) DSS lacks sufficient resources within the accounting department to have effective controls associated with identifying and accounting for complex and non-routine transactions in accordance with United States generally accepted accounting principles, and that the foregoing represented material weaknesses in its internal control over financial reporting. DSS is uncertain at this time of the costs to remediate all of the above listed material weaknesses, however, DSS anticipates the cost to be in the range of $200,000 to $400,000 (including the cost of hiring additional qualified accounting personnel to eliminate segregation of duties issues and using the services of accounting consultants for complex and non-routine transactions if and when they arise). DSS cannot guarantee that the actual costs to remediate these deficiencies will not exceed this amount. If DSS’s internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in DSS’s financial statements and in DSS’s disclosure that could require restatements. Investors may lose confidence in DSS’s reported financial information and in DSS’s disclosure, which could lead to a decline in DSS’s stock price.

DSS’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that DSS’s internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

As a result, DSS cannot assure you that significant deficiencies or material weaknesses in its internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties DSS encounters in their implementation, could result in significant deficiencies or material weaknesses, cause DSS to fail to timely meet DSS’s periodic reporting obligations, or result in material misstatements in DSS’s financial statements. Any such failure could also materially adversely affect the results of periodic management evaluations regarding disclosure controls and procedures and the effectiveness of DSS’s internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

Risks Related to Lexington’s Business

Lexington’s limited operating history makes it difficult to evaluate its current business and future prospects.

Lexington is a newly formed development stage company and has generated no revenue to date and has only incurred expenses. Lexington was incorporated in May 2012 and acquired a portfolio of patents from Thomas Bascom in July 2012. Therefore, Lexington not only has a very limited operating history, but also a very limited track record in executing its business model which includes, among other things, creating, prosecuting, licensing, litigating or otherwise monetizing its patent assets. Lexington’s limited operating history makes it difficult to evaluate its current business model and future prospects.

In light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development with no operating history, there is a significant risk that Lexington will not be able to:

•	implement or execute its current business plan, or that its business plan is sound; and/or
•	raise sufficient funds in the capital markets to effectuate its business plan.

If Lexington cannot execute any one of the foregoing or similar matters relating to its operations, its business may fail.

Lexington is presently reliant exclusively on the patent assets it recently acquired. If Lexington is unable to license or otherwise monetize such assets and generate revenue and profit through those assets or by other means, there is a significant risk that Lexington’s business would fail.

In July 2012, Lexington acquired a portfolio of patent assets from Thomas Bascom that Lexington plans to license or otherwise monetize. If Lexington’s efforts to generate revenue from such assets fail, Lexington will have incurred significant losses and may be unable to acquire additional assets. If this occurs, Lexington’s business would likely fail.

Lexington has commenced legal proceedings against five companies, including Facebook, Inc. and LinkedIn Corporation, and Lexington expects such litigation to be time-consuming and costly, which may adversely affect Lexington’s financial condition and its ability to operate its business.

To license or otherwise monetize the patent assets Lexington acquired from Thomas Bascom, Lexington has commenced legal proceedings against five companies, including Facebook, Inc. and LinkedIn Corporation, pursuant to which Lexington alleges that such companies infringe on one or more of Lexington’s patents. Lexington’s viability is highly dependent on the outcome of this litigation, and there is a risk that Lexington may be unable to achieve the results it desires from such litigation, which failure would harm Lexington’s business to a great degree. In addition, the defendants in this litigation are much larger than Lexington and have substantially more resources than Lexington does, which could make Lexington’s litigation efforts more difficult.

Lexington anticipates that these legal proceedings may continue for several years and may require significant expenditures for legal fees and other expenses. Disputes regarding the assertion of patents and other intellectual property rights are highly complex and technical. Once initiated, Lexington may be forced to litigate against others to enforce or defend Lexington’s intellectual property rights or to determine the validity and scope of other parties’ proprietary rights. The defendants or other third parties involved in the lawsuits in which Lexington is involved may allege defenses and/or file counterclaims in an effort to avoid or limit liability and damages for patent infringement. If such defenses or counterclaims are successful, they may preclude Lexington’s ability to derive licensing revenue from the patents. A negative outcome of any such litigation, or one or more claims contained within any such Litigation, could materially and adversely impact Lexington’s business. Additionally, Lexington anticipates that its legal fees and other expenses will be material and will negatively impact Lexington’s financial condition and results of operations and may result in its inability to continue its business. Lexington estimates that its legal fees over the next twelve months will be approximately $2,000,000. Expenses thereafter are dependent on the outcome of the litigation; in the event the case is appealed, legal fees over the course of the subsequent twelve months would be approximately

$2,000,000. The costs of enforcing Lexington’s patent rights may exceed its recoveries from such enforcement activities. In addition, the primary law firm being utilized by Lexington for such litigation would be entitled to a certain percentage of any recoveries from the litigation or licensing of the patents. The inventor of the patents is likewise entitled to a percentage of such recoveries, as is IP Navigation Group, the intellectual property consulting firm engaged by Lexington in connection with its efforts to acquire and monetize this portfolio of patents. Accordingly, in order for Lexington to generate a profit from its patent enforcement and monetization activities, the revenues from such enforcement and monetization activities must be high enough to offset both the cash outlays and the contingent fees payable from such revenues. Lexington’s failure to monetize its patent assets would significantly harm its business.

While Lexington believes that the patents acquired from Thomas Bascom are infringed by the defendants in the Litigation, there is a risk that a court will find the patents invalid, not infringed or unenforceable and/or that the US Patent Office will either invalidate the patents or materially narrow the scope of their claims during the course of a re-examination. In addition, even with a positive trial court verdict, the patent may be invalidated, found not infringed or rendered unenforceable on appeal. This risk may occur either presently in Lexington’s initial litigation or from time to time in connection with future litigations Lexington may bring. If this were to occur, it would have a material adverse effect on the viability of its company and its operations.

Lexington believes that certain social and business networking and other companies infringe on at least four of its patents, but recognizes that obtaining and collecting a judgment against such infringers may be difficult or impossible. Patent litigation is inherently risky and the outcome is uncertain. Some of the parties Lexington believes infringe on Lexington’s patents are large and well-financed companies with substantially greater resources than Lexington. Lexington believes that these parties would devote a substantial amount of resources in an attempt to avoid or limit a finding that they are liable for infringing Lexington’s patents or, in the event liability is found, to avoid or limit the amount of associated damages. In addition, there is a risk that these parties may file re-examinations or other proceedings with the USPTO or other government agencies in an attempt to invalidate, narrow the scope or render unenforceable the patents Lexington acquired from Thomas Bascom.

At this time, Lexington cannot predict the outcome of such potential litigation or administrative action, and if Lexington is unsuccessful in its litigation efforts for any reason, Lexington’s business would be significantly harmed.

Moreover, in connection with any of Lexington’s present or future patent enforcement actions, it is possible that a defendant may request and/or a court may rule that Lexington has violated statutory authority, regulatory authority, federal rules, local court rules, or governing standards relating to the substantive or procedural aspects of such enforcement actions. In such event, a court may issue monetary sanctions against Lexington or its operating subsidiaries or award attorneys’ fees and/or expenses to one or more defendants, which could be material, and if Lexington or its subsidiaries are required to pay such monetary sanctions, attorneys’ fees and/or expenses, such payment could materially harm Lexington’s operating results and its financial position.

In addition, it is difficult in general to predict the outcome of patent enforcement litigation at the trial level. There is a higher rate of appeals in patent enforcement litigation than more standard business litigation. Such appeals are expensive and time-consuming, and the outcomes of such appeals are sometimes unpredictable, resulting in increased costs and reduced or delayed revenue.

Finally, Lexington believes that the more prevalent patent enforcement actions become, the more difficult it will be for Lexington to license its patents without engaging in litigation. As a result, Lexington may need to increase the number of its patent enforcement actions to cause infringing companies to license the patent or pay damages for lost royalties. This will adversely affect Lexington’s operating results due to the high costs of litigation and the uncertainty of the results.

Lexington may be unable to retain key advisors and legal counsel to represent Lexington in the current patent infringement Litigation and in future legal proceedings.

The success of Lexington’s pending legal proceedings and future legal proceedings depends in part upon Lexington’s ability to retain key advisors and legal counsel to represent Lexington in such litigation. The retention of such key advisors and legal counsel is likely to be expensive and Lexington may not be able to retain such key advisors and legal counsel on favorable economic terms. Therefore, Lexington may be unable to retain key advisors and legal counsel to represent Lexington in its litigation, which could have a material adverse effect on Lexington’s business.

The patent infringement cases initiated by Lexington will likely take longer and be more expensive in the United States District Court in the Northern District of California than if the cases were litigated in the United States District Court for the Eastern District of Virginia.

Lexington initiated its patent infringement litigation in the United States District Court for the Eastern District of Virginia. It is difficult to predict the length of time it will take to complete such litigation. Starting on December 12, 2012, the lawsuits were transferred to the United States District Court in the Northern District of California. Lexington believes that as a result of the transfer the patent infringement litigation may be significantly longer, more expensive and the financial position of Lexington could be adversely affected.

Lexington may seek to internally develop additional new inventions and intellectual property, which would take time and would be costly. Moreover, the failure to obtain or maintain intellectual property rights for such inventions would lead to the loss of Lexington’s investments in such activities.

Members of Lexington’s management team have significant experience as inventors. As such, part of Lexington’s business may include the internal development of new inventions or intellectual property that Lexington will seek to monetize. However, this aspect of Lexington’s business would likely require significant capital and would take time to achieve. Such activities could also distract Lexington’s management team from its present business initiatives, which could have a material and adverse effect on Lexington’s business. There is also the risk that Lexington’s initiatives in this regard would not yield any viable new inventions or technology, which would lead to a loss of Lexington’s investments in time and resources in such activities.

In addition, even if Lexington is able to internally develop new inventions, in order for those inventions to be viable and to compete effectively, Lexington would need to develop and maintain, and it would heavily rely on, a proprietary position with respect to such inventions and intellectual property. However, there are significant risks associated with any such intellectual property Lexington may develop principally including the following:

•	patent applications Lexington may file may not result in issued patents or may take longer than Lexington expects to result in issued patents;
•	Lexington may be subject to interference proceedings;
•	Lexington may be subject to opposition proceedings in the U.S. or foreign countries;
•	any patents that are issued to Lexington may not provide meaningful protection;
•	Lexington may not be able to develop additional proprietary technologies that are patentable;
•	other companies may challenge patents issued to Lexington;
•	other companies may design around technologies Lexington has developed; and
•	enforcement of Lexington’s patents would be complex, uncertain and very expensive.

Lexington cannot be certain that patents will be issued as a result of any future applications, or that any of Lexington’s patents, once issued, will provide Lexington with adequate protection from competing products. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, Lexington cannot be certain that it will be the first to make its additional new inventions or to file patent applications covering those inventions. It is also possible that others may have or may obtain issued patents that could prevent Lexington from commercializing Lexington’s products or require Lexington to obtain licenses requiring the payment of significant fees or royalties in order to enable Lexington to conduct its business. As to those patents that Lexington may license or otherwise monetize, Lexington’s rights will depend on maintaining its obligations to the licensor under the applicable license agreement, and Lexington may be unable to do so. Lexington’s failure to obtain or maintain intellectual property rights for Lexington’s inventions would lead to the loss of Lexington’s investments in such activities, which would have a material and adverse effect on Lexington’s company.

Moreover, patent application delays could cause delays in recognizing revenue from Lexington’s internally generated patents and could cause Lexington to miss opportunities to license patents before other competing technologies are developed or introduced into the market.

New legislation, regulations or court rulings related to enforcing patents could harm Lexington’s business and operating results.

If Congress, the United States Patent and Trademark Office or courts implement new legislation, regulations or rulings that impact the patent enforcement process or the rights of patent holders, these changes could negatively affect Lexington’s business model. For example, limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increases in the cost to resolve patent disputes and other similar developments could negatively affect Lexington’s ability to assert its patent or other intellectual property rights.

In addition, on September 16, 2011, the Leahy-Smith America Invents Act (or the Leahy-Smith Act), was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The U.S. Patent Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act will not become effective until one year or 18 months after its enactment. Accordingly, it is too early to tell what, if any, impact the Leahy-Smith Act will have on the operation of Lexington’s business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of Lexington’s issued patents, all of which could have a material adverse effect on Lexington’s business and financial condition.

Further, and in general, it is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become enacted as laws. Compliance with any new or existing laws or regulations could be difficult and expensive, affect the manner in which Lexington conducts its business and negatively impact Lexington’s business, prospects, financial condition and results of operations.

Lexington’s acquisitions of patent assets may be time consuming, complex and costly, which could adversely affect Lexington’s operating results.

Acquisitions of patent or other intellectual property assets, which are and will be critical to Lexington’s business plan, are often time consuming, complex and costly to consummate. Lexington may utilize many different transaction structures in its acquisitions and the terms of such acquisition agreements tend to be heavily negotiated. As a result, Lexington expects to incur significant operating expenses and will likely be required to raise capital during the negotiations even if the acquisition is ultimately not consummated. Even if Lexington is able to acquire particular patent assets, there is no guarantee that Lexington will generate sufficient revenue related to those patent assets to offset the acquisition costs. While Lexington will seek to conduct confirmatory due diligence on the patent assets Lexington is considering for acquisition, Lexington may acquire patent assets from a seller who does not have proper title to those assets. In those cases, Lexington may be required to spend significant resources to defend Lexington’s interest in the patent assets and, if Lexington is not successful, its acquisition may be invalid, in which case Lexington could lose part or all of its investment in the assets.

Lexington may also identify patent or other intellectual property assets that cost more than Lexington is prepared to spend with its own capital resources. Lexington may incur significant costs to organize and negotiate a structured acquisition that does not ultimately result in an acquisition of any patent assets or, if consummated, proves to be unprofitable for Lexington. These higher costs could adversely affect Lexington’s operating results, and if Lexington incurs losses, the value of its securities will decline.

In addition, Lexington may acquire patents and technologies that are in the early stages of adoption in the commercial, industrial and consumer markets. Demand for some of these technologies will likely be untested and may be subject to fluctuation based upon the rate at which Lexington’s licensees will adopt its patents and technologies in their products and services. As a result, there can be no assurance as to whether technologies Lexington acquires or develops will have value that it can monetize.

In certain acquisitions of patent assets, Lexington may seek to defer payment or finance a portion of the acquisition price. This approach may put Lexington at a competitive disadvantage and could result in harm to Lexington’s business.

Lexington has limited capital and may seek to negotiate acquisitions of patent or other intellectual property assets where Lexington can defer payments or finance a portion of the acquisition price. These types of debt financing or deferred payment arrangements may not be as attractive to sellers of patent assets as receiving the full purchase price for those assets in cash at the closing of the acquisition. As a result, Lexington might not compete effectively against other companies in the market for acquiring patent assets, many of whom have greater cash resources than Lexington has. In addition, any failure to satisfy Lexington’s debt repayment obligations may result in adverse consequences to its operating results.

Any failure to maintain or protect Lexington’s patent assets or other intellectual property rights could significantly impair its return on investment from such assets and harm Lexington’s brand, its business and its operating results.

Lexington’s ability to operate its business and compete in the intellectual property market largely depends on the superiority, uniqueness and value of Lexington’s acquired patent assets and other intellectual property. To protect Lexington’s proprietary rights, Lexington relies on and will rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions. No assurances can be given that any of the measures Lexington undertakes to protect and maintain its assets will have any measure of success.

Following the acquisition of patent assets, Lexington will likely be required to spend significant time and resources to maintain the effectiveness of those assets by paying maintenance fees and making filings with the United States Patent and Trademark Office. Lexington may acquire patent assets, including patent applications, which require Lexington to spend resources to prosecute the applications with the United States Patent and Trademark Office. Further, there is a material risk that patent related claims (such as, for example, infringement claims (and/or claims for indemnification resulting therefrom), unenforceability claims, or invalidity claims) will be asserted or prosecuted against Lexington, and such assertions or prosecutions could materially and adversely affect Lexington’s business. Regardless of whether any such claims are valid or can be successfully asserted, defending such claims could cause Lexington to incur significant costs and could divert resources away from Lexington’s other activities.

Despite Lexington’s efforts to protect its intellectual property rights, any of the following or similar occurrences may reduce the value of Lexington’s intellectual property:

•	Lexington’s applications for patents, trademarks and copyrights may not be granted and, if granted, may be challenged or invalidated;
•	issued trademarks, copyrights, or patents may not provide Lexington with any competitive advantages versus potentially infringing parties;
•	Lexington’s efforts to protect its intellectual property rights may not be effective in preventing misappropriation of Lexington’s technology; or
•	Lexington’s efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those Lexington acquires and/or prosecutes.

Moreover, Lexington may not be able to effectively protect its intellectual property rights in certain foreign countries where Lexington may do business in the future or from which competitors may operate. If Lexington fails to maintain, defend or prosecute its patent assets properly, the value of those assets would be reduced or eliminated, and Lexington’s business would be harmed.

Lexington may not be able to capitalize on potential market opportunities related to its licensing strategy or patent portfolio.

In order to capitalize on its patent portfolio, Lexington intends to enter into licensing relationships. However, there can be no assurance that Lexington will be able to capitalize on its patent portfolio or any potential market opportunity in the foreseeable future. Lexington’s inability to generate licensing revenues associated with potential market opportunities could result from a number of factors, including, but not limited to:

•	Lexington may not be successful in entering into licensing relationships on commercially acceptable terms; and
•	challenges from third parties as to the validity of Lexington’s patents underlying Lexington’s licensing opportunities.

Weak global economic conditions may cause infringing parties to delay entering into licensing agreements, which could prolong Lexington’s litigation and adversely affect its financial condition and operating results.

Lexington’s business plan depends significantly on worldwide economic conditions, and the United States and world economies have recently experienced weak economic conditions. Uncertainty about global economic conditions poses a risk as businesses may postpone spending in response to tighter credit, negative financial news and declines in income or asset values. This response could have a material negative effect on the willingness of parties infringing on Lexington’s assets to enter into licensing or other revenue generating agreements voluntarily. Entering into such agreements is critical to Lexington’s business plan, and Lexington’s failure to do so could cause material harm to its business.

THE MERGER

Structure of the Merger

In accordance with the Merger Agreement, the NYBCL and the DGCL, at the Effective Time, Merger Sub, a wholly-owned subsidiary of DSS formed solely for the purpose of carrying out the Merger, will merge with and into Lexington with Lexington continuing as the surviving corporation and a wholly-owned subsidiary of DSS. In connection with the Merger, each share of Lexington capital stock outstanding as of immediately prior to the effective time will be converted into the right to receive shares of DSS Common Stock and DSS Preferred Stock (or, if the proposal to authorize DSS Preferred Stock is not approved by the DSS stockholders, $.02 Warrants), as applicable, and Warrants, all in accordance with the terms and conditions of the Merger Agreement. The Merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware or at such other time as agreed to by the parties and specified in the certificate of merger. If the DSS stockholders approve the Securities Issuance Proposal, then DSS expects the Merger to be completed as soon as practicable following the DSS special meeting.

What Lexington Stockholders Will Receive in the Merger

Pursuant to the terms of the Merger Agreement, upon the completion of the Merger, the holders of Lexington Common Stock will have the right to receive, for each share of Lexington Common Stock they hold, the following securities: (i) a number of shares of DSS Common Stock determined by multiplying 17,250,000 shares plus the number of Additional Shares and Exchanged Shares (each as described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 90) by the Common Stock Exchange Ratio, as such ratio is calculated pursuant to the terms of the Merger Agreement and that was equal to 0.998 as of December 31, 2012, (ii) a number of five-year warrants, each to purchase one share of DSS Common Stock with an exercise price of $4.80 per share, which we refer to as the Warrants, determined by multiplying 4,859,894 by the Common Stock Exchange Ratio and (iii) a number of shares of DSS Common Stock to be held in escrow (as described in the section entitled “The Merger Agreement — Escrow Agreement” on page 93), which we refer to as the Escrow Shares, determined by multiplying 7,100,000 by the Common Stock Exchange Ratio.

The holders of Lexington Preferred Stock shall receive the same merger consideration as the holders of Lexington Common Stock, except that to the extent that such holders of Lexington Preferred Stock would not satisfy the Beneficial Ownership Condition, after giving effect to the Merger and receipt of the merger consideration, such holders of Lexington Preferred Stock shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into so that such holders, after giving effect to the Merger, would beneficially own no more than 9.99% of DSS Common Stock.

In the event DSS’s stockholders approve the issuance of the merger consideration, but do not approve the authorization of the DSS Preferred Stock, then the holders of Lexington Preferred Stock that satisfy the Beneficial Ownership Condition shall receive warrants to purchase DSS Common Stock with an exercise price of $0.02 per share. Each $.02 Warrant is exercisable at any time after the date of issuance for a period of ten years. If at any time between the three month anniversary of the issuance date and the expiration date, there is no effective registration statement registering the resale of the shares issuable under the Warrants, then the holder may elect to exercise the Warrants, or a portion thereof, by way of a cashless exercise. Except under certain circumstances, no holder may exercise its Warrants or $.02 Warrants if such exercise would result in such holder beneficially owning in excess of 9.99% of the number of shares of DSS common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the Warrants. In addition, under certain circumstances, a holder of the $.02 Warrants will be entitled to participate in any distribution of DSS’s assets (or the right to acquire its assets) or any declared cash dividend, to the same extent such holder would have participated therein if such holder had held the shares of common stock acquirable upon complete exercise of the $.02 Warrants.

In addition, up to an aggregate of 3,600,000 outstanding and unexercised options to purchase Lexington Common Stock will be assumed by DSS and each such option will convert into an option to purchase or acquire shares of DSS Common Stock at the Option Exchange Ratio, as such ratio is calculated pursuant to the terms of the Merger Agreement and that was equal to .556 as of December 31, 2012.

As a condition to the closing of the Merger, DSS, Lexington Representative and American Stock Transfer & Trust Company, LLC, as escrow agent, will enter into an escrow agreement, or the Escrow Agreement. Pursuant to the Escrow Agreement, at the Effective Time, DSS shall deposit the Escrow Shares into an escrow account to be released to the holders of Lexington Common Stock (pro rata on a fully-diluted basis as of the Effective Time) if and when the closing price per share of DSS Common Stock exceeds $5.00 per share (as adjusted for stock splits, stock dividends and similar events) for 40 trading days within a continuous 90 trading day period following the closing of the Merger. If within one year following the closing of the Merger, such threshold is not achieved, the shares of DSS Common Stock held in escrow shall be cancelled and returned to the treasury of DSS.

Finally, if at the Effective Time Lexington has at least $7,500,000 in cash (including amounts paid or accrued for certain professional fees, not to exceed $1,000,000 in the aggregate) and it and its subsidiaries shall have no indebtedness for borrowed money, DSS shall issue a number of additional shares of DSS Common Stock to Lexington’s stockholders calculated by dividing any cash held by Lexington up to $9,000,000 by $3.00 (or up to additional 3,000,000 DSS Common Stock), any such shares are referred to as the Additional Shares.

The exact Common Stock Exchange Ratio, and therefore the actual number of DSS securities to be issued in respect of each share of Lexington capital stock, will not be determined until immediately prior to the completion of the Merger. Assuming the Merger had been completed on December 31, 2012, at a time when the number of outstanding shares of Lexington Common Stock was 14,062,825 and the number of shares of outstanding Lexington Preferred Stock was 17,913,727 (or 31,976,552 shares of Lexington Common Stock in the aggregate on an as-converted basis), and assuming that (1) no holder of Lexington Preferred Stock would beneficially own more than 9.99% of DSS Common Stock after giving effect to the Merger and (2) the number of Additional Shares is 3,000,000 and the number of Exchanged Shares is 240,559, then, in such event, each outstanding share of Lexington Common Stock and Lexington Preferred Stock shall be entitled to receive .641 shares of DSS Common Stock, .152 Warrants and .222 Escrow Shares (or to all Lexington capital stockholders in the aggregate, 20,490,559 shares of DSS Common Stock, 4,859,894 Warrants and 7,100,000 Escrow Shares). In addition, 3,600,000 outstanding and unexercised Lexington options will convert into an aggregate of 2,000,000 options to acquire shares of DSS Common Stock.

For illustrative purposes only and without giving effect to any adjustments resulting from the proposed reverse stock split, if the Merger had been completed December 31, 2012 and you owned 1,000 shares of Lexington capital stock as of such date, you would have had the right to receive 641 shares of DSS Common Stock, 152 Warrants and 222 Escrow Shares. Based on a closing sale price of DSS Common Stock of $2.17 on December 31, 2012, in exchange for such 1,000 shares of Lexington capital stock, you would have received $1,390.49 in value of DSS Common Stock (or $44,464,514 in aggregate value to all Lexington capital stockholders), $481.81 in value of Escrow Shares (or $15,407,000 in aggregate value to all Lexington capital stockholders) and 152 Warrants with an exercise price of $4.80 per share (or 4,859,894 Warrants in the aggregate to all Lexington capital stockholders). If any shares of DSS Preferred Stock are to be issued to Lexington stockholders as a result of the Beneficial Ownership Condition (currently estimated to be an aggregate of 5,195,013 shares of DSS Preferred Stock convertible into 5,195,013 shares of DSS Common Stock to two Lexington stockholders), such shares of DSS Preferred Stock would be equal in value to the shares of DSS Common Stock and the total value to Lexington stockholders would remain the same.

For additional information on what Lexington stockholders will receive in connection with the Merger, see the section “The Merger Agreement — Merger Consideration” beginning on page 84.

As a result, immediately following the completion of the Merger (without taking into account any shares of DSS Common Stock held by Lexington stockholders prior to the completion of the Merger), the former stockholders of Lexington are expected to own approximately 50% of the outstanding common stock of the combined company (or 56% of the outstanding common stock of the combined company calculated on a fully diluted basis) and the current stockholders of DSS are expected to own approximately 50% of the outstanding common stock of the combined company (or 44% of the outstanding common stock of the combined company calculated on a fully diluted basis).

Fractional Shares

No fractional shares of DSS Common Stock or DSS Preferred Stock will be issued in connection with the Merger. Instead, each Lexington stockholder who would be otherwise entitled to receive a fractional share will receive from DSS, in lieu thereof, the next highest whole number shares of DSS Common Stock or DSS Preferred Stock, as applicable. For an additional discussion of what Lexington stockholders will receive in connection with the Merger, see the section entitled “The Merger Agreement — Merger Consideration” beginning on page 84.

Ownership of the Combined Company after the Completion of the Merger

Upon completion of the Merger and regardless of the exact Exchange Ratio (or any reverse stock split), Lexington stockholders are expected to receive shares of DSS Common Stock and DSS Preferred Stock and Warrants representing an aggregate of approximately 56% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis. DSS stockholders will continue to own their existing shares of DSS Common Stock, which will not be affected by the Merger, and, unless they hold shares of Lexington capital stock, will not receive any additional shares of DSS Common Stock in connection with the Merger. As a result, immediately upon completion of the Merger, such shares will represent an aggregate of approximately 44% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis. For example, if you are a DSS stockholder and hold 5% of the outstanding shares of DSS Common Stock calculated on a fully diluted basis immediately prior to the completion of the Merger and do not also hold shares of Lexington capital stock, then upon completion of the Merger you will hold an aggregate of approximately 2.20% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger. If you are a Lexington stockholder and hold 5% of the outstanding shares of Lexington capital stock calculated on a fully diluted basis immediately prior to the completion of the Merger and do not also hold shares of DSS Common Stock, then upon completion of the Merger you will hold an aggregate of approximately 2.80% of the outstanding shares of common stock of the combined company, calculated on a fully diluted basis as of immediately following the completion of the Merger.

Treatment of Lexington Stock Options

At the Effective Time, up to an aggregate of 3,600,000 outstanding and unexercised options to purchase Lexington Common Stock will be assumed by DSS and each such option will convert into an option to purchase or acquire shares of DSS Common Stock (i) in a number equal to the number of shares of Lexington Common Stock subject to the option immediately prior to the Effective Time based on the Option Exchange Ratio and (ii) with an exercise price per share equal to the exercise price of the applicable option immediately prior to the Effective Time divided by the Option Exchange Ratio, with the number of shares in (i) and the price per share in (ii) rounded up or down to the next whole share number or tenth (0.1) of a cent, as the case may be, in a manner such that, after taking into account such rounding, both (A) the excess of the aggregate fair market value of the shares subject to the new option over the aggregate exercise price for such shares does not exceed the excess of the aggregate fair market value of the shares subject to the old option over the aggregate exercise price for such shares immediately prior to the Effective Time, and (B) the ratio on a per option basis of the exercise price to the fair market value of the shares subject to the option is not increased. As of December 31, 2012, the outstanding and unexercised stock options to purchase 3,600,000 shares of Lexington, at an exercise price of $1.67 per share, would be converted and become options to purchase an aggregate of 2,000,000 shares of DSS Common Stock at an exercise price of $3.00 per share.

As of [•], 2013, the latest practicable date before the printing of this proxy statement/prospectus, there were outstanding options to purchase 3,600,000 shares of Lexington common stock. For an additional discussion of the treatment of Lexington stock options, see the section entitled “The Merger Agreement — Merger Consideration” beginning on page 84.

Background of the Merger

The terms of the merger are the result of negotiations that took place between executives and board members of DSS and executives, on the one hand, and board members of Lexington and partners of Hudson Bay Capital Management LP (“Hudson Bay Capital”), the investment manager of Lexington’s large stockholder, Hudson Bay, on the other hand.

DSS’s Background

DSS was incorporated in May of 1984 under the original name of Thoroughbreads, USA, Inc. DSS’s principal executive offices are located in Rochester, New York. In 2002, DSS chose to strategically focus on becoming a developer and marketer of secure technologies. DSS specializes in fraud and counterfeit protection for all forms of printed documents and digital information. DSS holds numerous patents for optical deterrent technologies that provide protection of printed information from unauthorized scanning and copying. DSS operates three production facilities, a security and commercial printing facility, a packaging facility and a plastic card facility- where DSS produces secure and non-secure documents for its customers. DSS licenses its anti-counterfeiting technologies to printers and brand-owners. In addition, DSS has a digital division which provides cloud computing services for its customers, including disaster recovery, back-up and data security services. During the period from February 2012 through the entry into the Merger Agreement, DSS has explored a number of potential mergers to maximize shareholder value.

Lexington’s Background

Lexington was incorporated under the laws of the state of Delaware on May 10, 2012 under the name Snip Inc. On September 10, 2012, Snip Inc. changed its name to Lexington Technology Group, Inc. Lexington is a holding company that owns 100% of the membership interests of Bascom Research. Bascom was incorporated in Virginia on June 6, 2012 under the name of Bascom Linking Intellectual Property, LLC, for the purpose of acquiring and/or developing patented technologies and intellectual property. On August 29, 2012, Bascom Linking Intellectual Property, LLC changed its name to Bascom Research, LLC. Lexington’s principal offices are located in New York City.

History of Events

On February 7, 2012, Michael Hartstein, Director of Investment Banking of Palladium Capital Advisors, LLC (“Palladium”), provided an introduction among DSS and certain investors interested in participating in a DSS private placement. These investors included Hudson Bay.

On February 12, 2012, DSS closed the private placement resulting in gross proceeds to DSS of $3,000,000, $1,500,000 of which were invested by Hudson Bay.

On February 14, 2012, a meeting between DSS, Palladium, and certain of the investors in the private placement was held in the Rochester, New York offices of DSS. Present at the meeting were Patrick A. White, then the Chief Executive Officer of DSS, Philip Jones, Chief Financial Officer of DSS, Robert B. Bzdick, President and Chief Operating Officer of DSS, Jeff D’Angelo, Vice President and General Counsel of DSS, David Wicker, Vice President of Research and Development of DSS, Mr. Hartstein, Yoav Roth, a partner at Hudson Bay, the investment manager for Lexington’s large stockholder, Hudson Bay, Barry Honig of CRQ Consultants, the Chief Operating Officer of Party A and via telephone, John Cronin, Chief Executive Officer of IpCapital (“IpCapital”) and a DSS director. During the meeting DSS provided an overview of DSS with particular focus on DSS’s patent portfolio and strategy. In addition, the Chief Executive Officer of Party A provided an overview of Party A and its patent portfolio and patent litigation opportunities, including a patent litigation opportunity related to its search engine patents.

On February 17, 2012, DSS received an unsolicited Letter of Intent from Party A for a proposed merger of Party A with and into DSS for the purpose of merging Party A’s patent asset portfolio and related patent litigation strategy with DSS. DSS began several internal discussions regarding the Letter of Intent and potential litigation opportunity and ultimately determined it was not ready to move forward on the proposal at that time.

On February 22, 2012, DSS rejected Party A’s offer.

On April 24, 2012, a dinner meeting was held in New York City between Messrs. White, Jones, Hartstein, Roth and Honig to discuss DSS and an additional patent litigation opportunity similar to the Party A opportunity.

On April 25, 2012, Mr. White informed Mr. Hartstein that DSS was interested in pursuing additional patent litigation opportunities similar to the Party A opportunity.

On April 26, 2012, DSS and Hudson Bay Capital entered into a confidentiality agreement.

On May 7, 2012, a meeting was held at the New York offices of Hudson Bay among Robert Fagenson, Chairman of the Board of DSS, Mr. Hartstein, Mr. Roth and Mr. Honig. A potential merger transaction was discussed, including the overview of Lexington’s (f/n/a SNIP, Inc.) patents, the potential litigation defendants, the size and scope of the potential litigation strategy of Lexington. In addition, the general structure of a potential merger transaction was discussed and both parties agreed to continue negotiations.

On May 11, 2012, Mr. Hartsein sent a Non-Binding Confidential Term Sheet for a proposed merger between DSS and Lexington. Under the Non-Binding Confidential Term Sheet, DSS and Lexington would merge. At the effective time of the merger, Lexington would become a wholly-owned subsidiary of DSS in exchange for 27,000,000 shares of DSS common stock, of which 9,000,000 would be subject to a “claw back” provision, 12,500,000 warrants to purchase DSS common stock at exercise prices between $4.00 and $6.00 per share, and the assumption of up to $4,000,000 of Lexington’s debt by DSS. In addition, under the Non-Binding Confidential Term Sheet, DSS would conduct a private placement in which Palladium would act as the placement agent. The private placement was not a condition to the consummation of the proposed merger.

On May 21, 2012, Mr. Fagenson sent a memo to Mr. Roth in response to the Non-Binding Confidential Term Sheet which set forth the points of difference between DSS and Lexington, including, among other things, the number of shares to be issued to the Lexington stockholders, the number and exercise price of the warrants, the “claw back” terms and the private placement.

On May 24, 2012, Lexington sent a revised Non-Binding Confidential Term Sheet to DSS. The only material change from the Non-Binding Confidential Term Sheet previously delivered was changes to post-merger management and the terms of the private placement.

On May 29, 2012, Mr. Fagenson sent an email to Mr. Roth expressing his concern with the latest Non-Binding Confidential Term Sheet and suggested that the merger discussions should be discontinued.

On May 29, 2012, Mr. Roth responded to Mr. Fagenson’s email by indicating that he believed the differences could be resolved, but also that if DSS was not interested in a merger, Lexington had other companies that would be interested in the opportunity.

On May 31, 2012, Mr. Fagenson and Mr. Roth agreed via email to continue the negotiation process and scheduled a meeting for June 6, 2012 at the New York offices of Hudson Bay.

On June 6, 2012, Messrs. Fagenson, White, Roth, Hartstein, Honig and Ira A. Greenstein, a DSS director, (via telephone) met at the New York offices of Hudson Bay. During the meeting, significant transaction terms were discussed, including the following: (i) the structural issues of the proposed merger that would affect the accounting treatment and tax effects of the proposed merger, (ii) the voting control of the combined company, (ii) the composition of the board of directors and management of the combined company, and (iv) the funding requirements of DSS post-merger. The meeting was concluded with the intention that both parties would engage legal counsel to assist in finalizing the Non-Binding Confidential Term Sheet and prepare a Definitive Term Sheet.

On June 15, 2012, the DSS board of directors held its 2012 annual shareholders meeting and immediately thereafter. a board of directors meeting. At the DSS board of directors meeting, Messrs. Fagenson and White described to the board of directors the potential merger transaction with Lexington. After much discussion, the board of directors approved the formation of a special committee, consisting of Mr. Fagenson, Mr. Greenstein, David Klein and Roger O’Brien, (i) to investigate Lexington’s proposal and any matters relating thereto as the DSS special committee, in its sole discretion, deemed appropriate; (ii) to review and evaluate the terms of Lexington’s proposal and discuss such terms with Lexington and its representatives as the DSS special committee deemed appropriate; (iii) if and when appropriate, to negotiate and execute ancillary and definitive agreements with respect to Lexington’s proposal, the execution and delivery of any such definitive agreements being subject, however, to the approval of the full DSS board of directors; (iv) to report to the DSS board of directors the recommendations and conclusions of the DSS special committee with respect to Lexington’s proposal, including a determination or recommendation as to whether the final terms of such proposal are fair to and in the best interests of the stockholders of DSS and should be approved by the full DSS board of directors and, if applicable, by DSS’s stockholders. In addition, the DSS special committee was instructed to engage legal counsel for the transaction.

The board of directors of DSS also considered the cost of obtaining a fairness opinion and the relative benefits considering that the assets of Lexington consisted solely of cash (which did not require any input from an investment banking firm) and intellectual property and determined not to obtain a fairness opinion.

On June 16, 2012, the DSS special committee held its first official meeting and elected Mr. Fagenson as Chairman of the DSS special committee. Also at the meeting, the DSS special committee discussed next steps, including retaining an independent legal advisor to assist the DSS special committee with its evaluation of Lexington’s proposal.

On June 16, 2012 the DSS special committee retained Troutman Sanders LLP (“Troutman Sanders”) to act as its independent legal advisor. Among the reasons for this selection were Troutman Sanders’ reputation, its experience in mergers and acquisitions transactions, its experience in representing other special committees and the absence of any material prior relationship with Lexington. Troutman Sanders provided the DSS special committee with an overview of the directors’ fiduciary duties in connection with their role as members of the DSS special committee and discussed the independence standards under New York law. After a further discussion, the DSS special committee determined that no conflicts existed that would impair the ability of the DSS special committee to act in the best interests of DSS’ stockholders.

Between June 16, 2012 and June 21, 2012, Troutman Sanders and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel for Lexington (“Mintz Levin”), held a series of conference calls to discuss the transaction and consider various legal and tax structures in relation to the proposed merger.

On June 21, 2012, DSS sent Lexington a revised Non-Binding Confidential Term Sheet that included, among other things, the following revised terms: (i) the number of DSS shares to be issued in the proposed merger was reduced to 24,000,000 shares, of which 8,000,000 were to be held in escrow, (ii) added a provision that a portion of the 24,000,000 shares could be issued in the form of preferred stock of DSS, (iii) the number of DSS warrants to be issued was reduced to 4,486,056 with an exercise price between $4.60 and $5.00, (iv) change to the assumption of Lexington debt by DSS to up to $4,000,000 provided that Lexington had at least $4,000,000 in cash and cash equivalents to offset the debt at the time of closing, and (5) the DSS board post-merger would consist of eleven directors, six of which would be designated by Lexington and five of which would be designated by DSS.

Between June 22, 2012, and July 10, 2012, Troutman Sanders and Mintz Levin held a series of conference calls to discuss the proposed merger transaction.

On July 10, 2012, DSS sent Lexington a revised Non-Binding Confidential Term Sheet that included, among other things, the following revised terms: (i) the number of DSS shares to be issued was increased to 25,000,000 shares, of which 7,500,000 were to be held in escrow (ii) the number of DSS warrants to be issued was increased to 4,859,894 with an exercise price of $4.80, (iii) the condition that Lexington have at least $7,500,000 in cash and no debt at the time of closing in exchange for an additional 2,500,000 shares of DSS common stock, and (iv) the board of directors of the combined company would consist of nine directors, five of which would be designated by Lexington and four of which would be designated by DSS.

On July 13, 2012, the DSS special committee held a telephonic meeting. Also present at this meeting were representatives of Troutman Sanders. Troutman Sanders first discussed the material terms of the revised Non-Binding Confidential Term Sheet with the members of the DSS special committee. The DSS special committee then approved the revised Non-Binding Confidential Term Sheet and recommended to the DSS board of the directors that they approve the Non-Binding Confidential Term Sheet.

On July 16, 2012, the DSS board of directors held a telephonic meeting. Also present as this meeting were representatives of Troutman Sanders. Troutman Sanders first discussed the material terms of the Non-Binding Confidential Term Sheet with the members of the DSS Board. Mr. Fagenson then discussed with the full DSS Board the recommendation of the DSS special committee. Based on the recommendation of the DSS special committee, the DSS board of directors approved the Non-Binding Confidential Term Sheet.

On July 17, 2012, the Definitive Term Sheet was signed by DSS and Lexington.

Commencing on July 17, 2012, both parties began to prepare a definitive merger agreement and ancillary documents including the warrants, the voting and support agreements, the amended DSS Certificate of Incorporation, the escrow agreement, and various employment agreements and amendments. In addition, both parties initiated formal due diligence procedures.

On July 18, 2012, Troutman Sanders engaged ipCapital to provide an analysis and report of Lexington’s patent portfolio and its proposed litigation with Facebook, Inc. and other potential infringers. Among other reasons for taking this action, the DSS special committee noted the analysis and report would provide additional support for the merger consideration to be paid to the Lexington stockholders.

On July 26, 2012 Mintz Levin distributed an initial draft of the merger agreement.

On August 3, 2012, DSS and Troutman Sanders sent Lexington and Mintz Levin their combined comments on the initial draft of the merger agreement where, along with various edits, suggested the concept of a staggered board to ensure that the initial composition of the post-merger board of directors would be maintained for a period of up to three years.

On August 10, 2012, DSS and Troutman Sanders provided comments to the proposed warrants, including the rejection of any down-round protection provisions, cashless exercise provisions and dividend participation rights.

Between August 10, 2012 and August 26, 2012, Mr. Fagenson, Mr. Roth and representatives of Troutman Sanders and Mintz Levin considered various mechanisms that did not unduly impact the economics of the overall transaction or adversely affect the tax treatment of the transaction in the event that DSS’s stockholders approved the merger agreement and the proposed merger but did not approve the authorization of the DSS convertible preferred stock. The primary use of the convertible preferred stock was the use of a beneficial ownership limitation which was to minimize the voting control in the hands of one Lexington stockholder and also benefitting such stockholder by reducing its obligations under the federal securities laws.

On August 27, 2012, a revised draft of the merger agreement was sent by Mintz Levin which, among other things, included a warrant with an exercise price of $0.02 per share that could be used to address the possibility that DSS would not gain stockholders approval for the amendment of its Certificate of Incorporation authorizing DSS to issue the preferred stock in the merger. Prior to this date, the parties had discussed the issuance of convertible debt and exchangeable preferred stock which would remain as preferred stock at the Lexington level but be exchangeable for DSS common stock subject to the beneficial ownership limitation. The parties determined that convertible debt was not desirable because it would require DSS to incur debt which would adversely affect the balance sheet and be burdensome on DSS. The exchangeable preferred stock idea was dismissed because it was more complex than the warrants with an exercise price of $0.02 per share and the exchange of Lexington capital stock for DSS common stock would have been a taxable transaction. Although warrants with an exercise price of $0.02 per share were not desirable, it was more favorable than the other proposals. In addition, this version of the merger agreement memorialized the staggered board concept.

On August 30, 2012, Mr. Fagenson, Mr. Roth and representatives of Troutman Sanders and Mintz Levin met at the New York officers of Hudson Bay. During this meeting, Mr. Fagenson and Mr. Roth agreed, among other things, to the following: (i) that if the staggered board proposal was not approved by the DSS stockholders, the DSS board of directors post-merger will consent of eight directors, four of which would be designated by DSS and four of which would be designated by Lexington, (ii) cashless exercise of the warrants issued in the merger only if at the time of exercise, there was not an effective registration statement covering the resale of the shares issued upon exercise thereof, and (iii) Dawson James Securities (“Dawson James”) would replace Palladium as the placement agent for the private placement.

On August 31, 2012, Mintz Levin circulated a revised draft of the merger agreement that, among other things, included Hudson Bay as the agent for the escrow shares, reduced the number of escrow shares to 7,100,000 and if the staggered board proposal was not approved by the DSS stockholders, the DSS board of directors post-merger will consist of eight directors, four of which would be designated by DSS and four of which would be designated by Lexington. Subsequent to this version of the merger agreement, while additional drafts of the merger agreement were sent back and forth between the parties, there were no additional substantive issues or terms that changed.

On September 6, 2012, Troutman Sanders delivered the final form of the merger agreement and related documents to the DSS special committee, along with the findings of the due diligence, including the report of the patents by ipCapital.

On September 7, 2012, DSS replaced Palladium as placement agent for the private placement with Dawson James.

On September 19, 2012, the DSS special committee met with Troutman Sanders to consider the final terms of the merger agreement and its recommendation of the transaction to the full DSS board of directors. Troutman then described in detail Lexington’s intellectual property portfolio to the DSS special committee. Mr. Cronin of ipCapital then gave a report on the potential value of Lexington’s intellectual property. After considering, among other things, the factors discussed below under “— Recommendation of the DSS Special Committee and DSS Board of Directors and its Reasons for the Merger,” the DSS special committee determined that the proposed merger was fair to and in the best interests of DSS and its stockholders and unanimously approved resolutions recommending that the DSS board of directors approve and declare advisable the merger agreement and the proposed merger.

On September 20, a revised draft of the merger agreement was circulated that finalized all of the terms of the merger agreement, including the names of the proposed post-merger executive management and board of directors and updated the merger agreement to reflect the name change of SNIP, Inc. to Lexington Technology Group, Inc.

On September 20, 2012, the full DSS board of directors convened to consider the DSS special committee’s recommendation and Mr. Fagenson discussed with the DSS board of directors the various factors which led to the recommendation of the proposed merger to the DSS board of directors. Mr. Fagenson then reviewed with the DSS board of directors the terms of the proposed transaction. Troutman Sanders then described in detail the material terms of the merger agreement to the DSS board of directors. Troutman Sanders directed the DSS board of directors’ particular attention to material terms and conditions, including, but not limited to, the closing conditions and the termination provisions. After considering, among other things, the factors described below under “— Recommendation of the DSS Special Committee and DSS Board of Directors and its Reasons for the Merger,” the terms of the definitive merger agreement and the recommendation of the special committee, the members of the board of directors unanimously determined that the proposed merger was advisable, fair to and in the best interests of DSS shareholders and unanimously approved resolutions approving the proposed merger and recommending that DSS’s shareholders vote to adopt the merger agreement.

On October 1, 2012, the private placement closed resulting in net proceeds of $2,500,000 and the Merger Agreement was executed and publicly announced by DSS and Lexington.

On November 19, 2012, the DSS board of directors convened to discuss amending the Merger Agreement to provide for (i) the entry into of employment agreements between Lexington and Mr. Ronaldi and Mr. Hardigan, respectively, (ii) the issuance of equity by Lexington in connection therewith, (iii) the cancellation of options issued to certain officers and employees of DSS, and (iv) the increase in the number of options DSS may issue from 300,000 to 775,000. An amendment to the Merger Agreement was executed by the parties on November 20, 2012 memorializing the foregoing.

Merger

Both the DSS special committee and the DSS board of directors have determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, DSS and its stockholders.

The DSS Special Committee

The DSS special committee, acting with the advice and assistance of its legal advisor, evaluated the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Merger At a meeting on September 19, 2012, the DSS special committee unanimously:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, DSS and its stockholders; and

•	recommended to the DSS board of directors that it approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, upon the terms and conditions contained therein, and that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to the DSS stockholders for approval and adoption.

In the course of reaching its determination and recommendations, the DSS special committee considered the following factors as being generally positive or favorable, each of which the DSS special committee believed supported its determination and recommendations:

•	the belief that the combination of DSS’s and Lexington’s businesses would create more value for the DSS stockholders in the long-term than DSS could create as a stand-alone business given the challenges in its business and those presented by a volatile economy;
•	the DSS special committee's and the DSS board of directors’ consideration of strategic alternatives to the Merger in the form of a potential equity fundraising, a sale of the business or other merger scenarios considered by the DSS special committee and the DSS board in the document security industries or continuing to operate DSS on a stand-alone basis;
•	the opportunity for the DSS stockholders to participate in the potential future value of the combined company;
•	ipCapital's analysis and report of Lexington's patent portfolio and its proposed litigation with Facebook and other potential infringers;
•	the consideration of DSS short- and long-term performance on a stand-alone basis;
•	the belief that the Merger is more favorable to the DSS stockholders than the alternatives to the Merger;
•	the terms and conditions of the Merger Agreement, including that DSS is permitted to engage in negotiations with, and provide information to, third parties, under certain circumstances in response to an unsolicited proposals received by DSS prior to stockholder approval of the Merger that DSS’s board of directors determines in good faith constitutes or would reasonably be expected to lead to a transaction that is more favorable to DSS stockholders than the Merger;
•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable;
•	the likelihood that the Merger will be completed on a timely basis; and
•	the fact that the Common Stock Exchange Ratio will not fluctuate based upon changes in the price of DSS Common Stock or the value of Lexington capital stock prior to the completion of the Merger, which protects the DSS stockholders from any materially negative trends in the price of DSS Common Stock.

The DSS special committee also considered a number of potentially negative factors in its deliberations concerning the Merger, including:

•	the general challenges associated with successfully integrating two companies;
•	the failure to integrate successfully the businesses of DSS and Lexington in the expected timeframe could adversely affect the combined company’s future results following the completion of the Merger;
•	the risk that Lexington will be unable to achieve a positive verdict or settlement in the Litigation;
•	the possible volatility, at least in the short term, of the trading price of DSS Common Stock resulting from the public announcement of the Merger;
•	the announcement and pendency of the Merger could have an adverse effect on DSS’s stock price and/or the business, financial condition, results of operations, or business prospects for DSS and/or Lexington;

•	the potential loss of key employees critical to the ongoing success of the combined company’s business;
•	the interests of DSS directors and executive officers in the Merger, including the matters described under the section entitled “The Merger — Interests of DSS Directors and Executive Officers in the Merger” beginning on page 76;
•	the impact of certain deal protection measures contained in the Merger Agreement on DSS, its business and operation, including the restrictions on DSS’s ability to solicit better offers;
•	the risk that conditions to the completion of the Merger will not be satisfied and that the Merger may not be completed in a timely manner or at all;
•	the ability of Lexington’s current stockholders and board members to significantly influence the combined company’s business following the completion of the Merger;
•	the ability of Lexington to terminate the Merger Agreement for any reason;
•	the absence of any material risk that any governmental authority would prevent or materially delay the merger under any antitrust law;
•	the requirement that DSS receive approval from NYSE MKT for the listing of DSS’s common stock to be issued in connection with the Merger; and
•	the other risks described above under the section entitled “Risk Factors” beginning on page 24.

The foregoing discussion of the information and factors considered by the DSS special committee is not intended to be exhaustive, but includes the material factors considered by the DSS special committee. In view of the wide variety of factors considered by the DSS special committee in evaluating the Merger Agreement and the Merger, the DSS special committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors in reaching its conclusion. In addition, individual members of the DSS special committee may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The DSS special committee’s determinations and recommendations described above were based upon the totality of the information considered.

Position of the DSS Board of Directors as to Fairness of the Merger and Recommendation of the DSS Board of Directors

The DSS board of directors, after considering the factors described below, (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, DSS and its stockholders, (ii) has approved the Merger Agreement and each of the amendments to DSS’s Certificate, and (iii) recommends that the DSS stockholders vote FOR the DSS Proposals. The board of directors made its recommendation to the DSS stockholders after considering the factors described in this proxy statement/prospectus. The DSS board of directors consulted with DSS’s senior management in evaluating the Merger. In addition, the DSS board of directors considered a number of factors that they believed supported their respective decisions to take the foregoing actions, including, but not limited to, the following:

•	the DSS special committee’s unanimous determination that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, DSS and its shareholders and its unanimous recommendation that the DSS Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Merger; and
•	the DSS board of directors independently reviewed and evaluated the positive and negative factors set forth above under Recommendations of the DSS Special Committee and DSS Board of Directors and its Reasons for the Merger — The DSS Special Committee;
•	ipCapital's analysis and report of Lexington's patent portfolio and its proposed litigation with Facebook and other potential infringers;

•	the DSS special committee’s having retained and received advice from its legal advisor and that legal advisor's presentation to the DSS Board regarding Merger;
•	the process undertaken by the DSS special committee in connection with evaluating the proposed Merger, as described above in “— Background of the Merger,” beginning on page 67; and
•	their own views as to the value of Lexington, the value of the Company and the relative future prospects of Lexington and the Company.

This discussion of the information and factors considered by the DSS board of directors is not intended to be exhaustive but is intended to summarize all material factors considered by the DSS board of directors in connection with its approval and recommendation of the Merger and the other related transactions described in this proxy statement/prospectus. In view of the wide variety of factors considered, DSS board of directors has not found it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, the DSS board of directors concluded that the potential benefits of the Merger outweighed the potential negative factors and that, overall, the Merger had greater potential benefits for the DSS stockholders than other strategic alternatives, including continuing to operate DSS as a stand-alone publicly traded company on the NYSE MKT. Therefore, after taking into account all of the factors set forth above, the DSS board of directors determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, DSS and its stockholders and that DSS should enter into the Merger Agreement and take all actions necessary to complete the Merger.

Board of Directors and Executive Officers of the Combined Company After the Completion of the Merger

Board of Directors

Upon completion of the Merger, the combined company will have a nine (9) member board of directors, comprised of Robert B. Fagenson, Ira A. Greenstein, Robert B. Bzdick and David Klein, all of whom are currently members of the DSS board of directors, and Jeffrey Ronaldi, Peter Hardigan, Warren Hurwitz, Jonathon Perrelli and Richard M. Cohen, all of whom are designees of Lexington. However, if DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom are designated by Lexington and the other four are designated by DSS, as described above, provided that, prior to closing DSS and Lexington will jointly designate a ninth person to be nominated for a position on the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen.

If DSS’s stockholders approve the Staggered Board Proposal upon the completion of the Merger, the board of directors of DSS will be divided into three classes, Class I to be comprised of David Klein, Ira A. Greenstein and Jeffrey Ronaldi , Class II to be comprised of Robert B. Bzdick, Peter Hardigan and Jonathon Perrelli and Class III to be comprised of Warren Hurwitz, Robert B. Fagenson and Richard M. Cohen. The three directors constituting the Class I directors would serve until the DSS annual meeting of stockholders for 2013; the three directors constituting the Class II directors would serve until the DSS annual meeting of stockholders for 2014; and the three directors constituting the Class III directors would serve until the DSS annual meeting of stockholders for 2015. At each annual meeting starting with the first annual meeting in 2013, directors would be elected to succeed those whose terms expire, with each newly elected director to serve for a three-year term. If DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom as designated by Lexington and the other four as designated by DSS, provided, that, prior to the closing of the Merger, DSS and Lexington will jointly identify a ninth person to be nominated as a member of the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen. Approval of the Staggered Board Proposal, however, is not required to consummate the Merger and the transactions contemplated thereby.

Executive Officers

The executive management team of the combined company is expected to be composed of the following individuals:

Name	Position with the Combined Company
Jeffrey Ronaldi	Chief Executive Officer
Peter Hardigan	Chief Investment Officer
Philip Jones	Chief Financial Officer
Robert B. Bzdick	Executive Vice President

Interests of DSS Directors and Executive Officers in the Merger

In considering the recommendation of the DSS board of directors to vote FOR the DSS Proposals, DSS stockholders should be aware that the directors and executive officers of DSS have interests in the Merger that may be in addition to, or different from, your interests as DSS stockholders, which could create conflicts of interest in their determinations to recommend the Merger. You should consider these interests in voting on the merger. These interests in connection with the Merger relate to or arise from, among other things:

•	the fact that Robert B. Fagenson, Ira A. Greenstein, Robert B. Bzdick and David Klein are current directors of DSS and will remain directors of the combined company following the completion of the Merger;
•	the fact that Philip Jones and Robert B. Bzdick are currently executive officers of DSS and will remain executive officers of the combined company following the completion of the Merger;
•	the fact that options to purchase an aggregate of 650,000 shares of DSS Common Stock at an exercise price of $3.00 per share for a term of five years were granted to certain of DSS’s executives, board members and senior managers. In addition, an aggregate of $115,000 in bonus payments will be made to such executives and senior managers upon the closing of the Merger;
•	the right to continued indemnification for directors and executive officers of DSS following the completion of the Merger; and
•	the DSS board of directors was aware of these potential conflicts of interest during its deliberations on the merits of the Merger and when making its decision regarding the Merger Agreement and the transactions contemplated thereby, including the Merger.

Ownership Interests

As of          , 2013, the latest practicable date before the printing of this proxy statement/prospectus, directors and executive officers of DSS, together with their respective affiliates, beneficially owned and were entitled to vote       shares of DSS Common Stock, or approximately [•]% of the shares of DSS Common Stock outstanding on that date. Assuming the Merger had been completed as of such date, all directors and executive officers of DSS, together with their respective affiliates, would beneficially own, in the aggregate, approximately [•]% of the outstanding shares of common stock of the combined company.

For a more complete discussion of the ownership interests of the directors and executive officers of DSS, see the sections entitled “DSS Security Ownership of Certain Beneficial Owners and Management” and “Security Ownership of Certain Beneficial Owners and Management of the Combined Company Following the Merger” beginning on pages 164 and 168, respectively.

Employment Agreements with Certain Executive Officers of DSS

Upon completion of the Merger, Philip Jones and Robert B. Bzdick will be entitled to certain payments and other benefits or payments, as applicable, as more fully described below.

Philip Jones

On October 1, 2012, DSS and Philip Jones, Chief Financial Officer of DSS, entered into a letter agreement (the “Jones Letter Agreement”), which will be effective on the date of the consummation of the Merger. Under the Jones Letter Agreement, upon termination of Mr. Jones’s employment for any reason by

DSS, DSS will pay Mr. Jones (or, in the case of his death, his estate) (i) any unpaid base salary earned through the date of termination payable when otherwise due in accordance with DSS’s regular payroll practices and any accrued but unused vacation in accordance with DSS’s policy; (ii) any unreimbursed expenses incurred through the date of termination; and (iii) all other payments, benefits or fringe benefits to which Mr. Jones may be entitled. In the event Mr. Jones’s employment with DSS is terminated by DSS without Cause (as defined in the Jones Letter Agreement), or by Mr. Jones for Good Reason (as defined in the Jones Letter Agreement), and provided Mr. Jones executes a customary general release, DSS will pay to Mr. Jones, (1) his current base salary following the date of his termination, payable in equal biweekly installments in accordance with DSS’s regular payroll practices, for an additional 12 months; and (2) certain medical benefits premiums pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”), for the first twelve months of such COBRA coverage.

On November 19, 2012, DSS granted Mr. Jones options to acquire 100,000 shares of DSS common stock at an exercise price of $3.00 per share, and cancelled a previous grant to Jones of options to acquire 25,000 share at DSS common stock at an exercise price of $4.26 per share.

Robert B. Bzdick

On October 1, 2012, DSS and Robert B. Bzdick, Chief Operating Officer of DSS, entered into Amendment No. 1 to Employment Agreement (the “Bzdick Amendment”) which amended certain terms and provisions of his Employment Agreement, effective as of February 12, 2010, (as amended, the “Bzdick Employment Agreement”). The Bzdick Amendment will be effective on the date of the consummation of the Merger. Pursuant to the Bzdick Amendment, among other things, (i) the term of the Bzdick Employment Agreement is reduced from February 12, 2015 to December 31, 2014, which agreement shall be renewed automatically for a succeeding period of five years on the same terms and conditions as set forth therein, unless either party, at least 90 days prior to the expiration of the term of the Bzdick Employment Agreement, provides written notice to the other party of its intention not to renew the Bzdick Employment Agreement; (ii) if DSS elects not to renew the initial term of the Bzdick Employment Agreement, DSS will pay Mr. Bzdick $300,000, which shall be payable as follows: $100,000 on the first anniversary of such non-renewal, and $50,000 on each of the second through fifth anniversaries after such non-renewal; and (iii) Mr. Bzdick’s salary is decreased from $240,000 to $200,000. Upon the consummation of the Merger, DSS will pay to Mr. Bzdick a bonus equal to $50,000 and on September 21, 2012, DSS granted options to Mr. Bzdick to acquire 150,000 shares of DSS common stock at an exercise price of $4.26 per share, which options will vest in full upon the consummation of the Merger. On November 19, 2012, DSS reissued Mr. Bzdick’s options to acquire 150,000 shares of DSS common stock at an exercise price of $3.00 per share, and cancelled the previous grant of options made to him on September 21, 2012. The November 19, 2012 event to Bzdick will vest in full upon consummation of the Merger. In addition, on November 19, 2012, DSS granted Mr. Bzdick options to purchase an additional 100,000 shares of DSS common stock at an exercise price of $3.00 per share, which will vest ratably over 12 calendar quarters.

Upon consummation of the Merger, Mr. Bzdick will be permitted to sell up to 300,000 shares of common stock that he currently owns pursuant to a 10b5-1 plan previously approved by DSS’s board of directors.

Accelerated Vesting of Stock Options

DSS’s employees, consultants and directors who received option grants or restricted stock grants prior to the Merger will continue to hold such options and stock post-merger. No acceleration of those options grants will occur as a result of the Merger. Options grants made to certain of DSS’s employees in consideration of their agreements to modify employment agreements and/or subject themselves to post-merger restrictive covenants in connection with the Merger will vest in full upon consummation of the Merger.

Indemnification and Insurance

The Merger Agreement provides that all rights to indemnification with respect to acts or omissions occurring at or prior to the completion of the Merger (including any acts or omissions arising out or pertaining to the Merger) existing in favor of each present and former director, officer or employee of Lexington or any of its subsidiaries as provided in their respective certificates of incorporation or bylaws or indemnification agreements shall continue. The Merger Agreement provides that DSS and Merger Sub will continue to indemnify and hold harmless each present and former director, officer or employee of Lexington or any of its subsidiaries, with respect to acts or omissions occurring or alleged to have occurred before or after the completion of the Merger, including advancing expenses to the fullest extent allowed by law.

The Merger Agreement provides the DSS will continue to indemnify and hold harmless each present and former director (or member of any committee of a board of directors) or officer, employee or agent of Lexington or any of its subsidiaries, with respect to acts or omissions occurring or alleged to have occurred at or prior to the completion of the Merger, to the fullest extent permitted under applicable law in effect on the date of the Merger Agreement or as amended to increase the scope of permitted indemnification and DSS’s Certificate or DSS’s bylaws (the “DSS’s Bylaws”). The Merger Agreement also provides that the combined company will honor all indemnification agreements in place with each present and former director or officer of DSS.

In addition, following the closing of the Merger, DSS shall purchase and maintain a directors’ and officers’ liability insurance policy, and, if such policy does not cover certain of DSS’s directors, officers and employees for events occurring at or prior to the Effective Time, DSS shall purchase and obtain a six (6) year extended reporting period or tail policy covering each for events occurring at or prior to the Effective Time, at DSS’s expense.

Anticipated Accounting Treatment

The Merger will be treated by DSS as a reverse merger under the acquisition method of accounting in accordance with GAAP. For accounting purposes, Lexington is considered to be acquiring DSS in this transaction. Therefore, the aggregate consideration paid in connection with the Merger will be allocated to DSS tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of DSS will be consolidated into the results of operations of Lexington as of the completion of the Merger. These allocations will be based upon a valuation that has not yet been finalized.

Tax Treatment of the Merger

DSS and Lexington intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and have agreed to use reasonable best efforts to structure the Merger to qualify as a reorganization and not to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. DSS and Lexington shall use commercially reasonable efforts to enable Lexington to receive a written opinion, in form and substance reasonably acceptable to it, dated as of the closing date of the Merger to the effect that, for United States federal income tax purposes the Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of DSS, Merger Sub and the Lexington.

For a more complete discussion of the material United States federal income tax consequences of the Merger, see the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 19.

Regulatory Approvals Required for the Merger

As of the date of this proxy statement/prospectus, neither DSS nor Lexington is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to complete the Merger. In the United States, DSS must comply with applicable federal and state securities laws and the rules and regulations of the NYSE MKT in connection with the issuance of shares of DSS Common Stock and Preferred Stock ( or, if Proposal 2 is not approved by the DSS stockholders, $.02 Warrants) and Warrants in the Merger and what may possibly be deemed the resulting change in control of DSS and the filing of this proxy statement/prospectus with the SEC.

Restrictions on Sales of Shares of DSS Common Stock Received by Lexington Stockholders in the Merger

The shares of DSS Common Stock and DSS Preferred Stock (or, if Proposal 2 is not approved by the DSS stockholders, $.02 Warrants) received by Lexington stockholders in the Merger will not be subject to any transfer restrictions. However, shares of DSS Common Stock and DSS Preferred Stock received by Lexington stockholders who become affiliates of DSS for purposes of Rule 144 under the Securities Act, may be resold by them only in transactions permitted by Rule 144 or as otherwise permitted under the Securities Act.

Appraisal Rights

Under the NYBCL, holders of DSS Common Stock are not entitled to appraisal rights in connection with the Merger or the proposals described in this proxy statement/prospectus. Under the DGCL, however, holders of Lexington capital stock may be entitled to appraisal rights in connection with the Merger.

NYSE MKT Listing of DSS Common Stock

DSS Common Stock currently is listed on the NYSE MKT under the symbol “DSS.” DSS has agreed to use its reasonable best efforts to cause the shares of DSS Common Stock to be approved, at or prior to the completion of the Merger, for listing (subject only to notice of issuance) on the NYSE MKT at and following the completion of the Merger, and the listing of the shares of DSS Common Stock issuable pursuant to the Merger Agreement on the NYSE MKT is a condition to Lexington’s obligation to complete the Merger.

As of the date of the mailing of this proxy statement/prospectus, DSS has filed an additional listing application for listing on the NYSE MKT in connection with the Merger pursuant to NYSE MKT’s reverse merger rules. If such application is approved, DSS anticipates that its common stock will be listed on the NYSE MKT following the completion of the Merger under the trading symbol “DSS.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material United States federal income tax consequences of the Merger. This summary is based upon current provisions of the Code, existing Treasury Regulations promulgated thereunder and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any change could alter the tax consequences to DSS, Lexington or Lexington stockholders, as described in this summary. This summary is not binding on the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein.

This discussion does not address all of the United States federal income tax consequences of the Merger that may be relevant to Lexington stockholders and DSS stockholders in light of their particular circumstances and does not apply to stockholders that are subject to special treatment under United States federal income tax laws, including, without limitation:

•	dealers, brokers and traders in securities;
•	individuals who are not citizens or residents of the United States, including United States expatriates;
•	corporations (or other entities taxable as a corporation for United States federal income tax purposes) created or organized outside of the United States;
•	tax-exempt entities;
•	financial institutions, regulated investment companies, real estate investment trusts or insurance companies;
•	partnerships, limited liability companies that are not treated as corporations for United States federal income tax purposes, subchapter S corporations and other pass-through entities and investors in such entities;
•	an estate or trust;
•	holders who are subject to the alternative minimum tax provisions of the Code;
•	holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;
•	holders who hold their shares through a pension plan or other qualified retirement plan;
•	holders who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy;
•	holders who do not hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment will be a capital asset); or
•	holders who have a functional currency other than the United States dollar.

In addition, the following discussion does not address:

•	the tax consequences of the Merger under any United States federal non-income tax laws or under state, local or foreign tax laws;
•	the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Lexington capital stock or DSS capital stock are acquired;
•	the tax consequences to holders of options issued by Lexington that are assumed, replaced, exercised or converted, as the case may be, in connection with the Merger;
•	the tax consequences of the receipt of equity securities of DSS other than in exchange for shares of Lexington capital stock; or

•	the tax consequences of the ownership or disposition of equity securities of DSS Common Stock, DSS Preferred Stock and/or Warrants acquired in the Merger.

Accordingly, Lexington stockholders are advised and expected to consult their own tax advisors regarding the United States federal income tax consequences of the Merger in light of their personal circumstances and the consequences of the Merger under United States federal non-income tax laws and state, local and foreign tax laws.

United States Federal Income Tax Consequences of the Merger

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. DSS and Lexington have agreed to use reasonable best efforts to structure the Merger to qualify as a “reorganization” and not to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Neither DSS nor Lexington presently intends to waive these conditions.

If, as intended, the Merger is treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, then the Merger will have the following material United States federal income tax consequences:

The Merger will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and that the Merger will have the following material United States federal income tax consequences:

•	DSS, Merger Sub, Lexington and the DSS stockholders generally will recognize no gain or loss solely as a result of the Merger;
•	Lexington stockholders, other than Lexington stockholders who exercise appraisal rights (as discussed below), generally will recognize no gain or loss upon the receipt of equity securities of DSS for their Lexington capital stock (including the $.02 Warrants in the event they are issued);
•	the aggregate tax basis of the equity securities of DSS that are received by a Lexington stockholder in the Merger will be equal to the aggregate tax basis of the shares of Lexington capital stock surrendered in exchange therefor; and
•	the holding period of the equity securities of DSS received by a Lexington stockholder in connection with the Merger will include the holding period of the shares of Lexington capital stock surrendered in exchange therefor.

Mintz Levin will render its written opinion that the Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code. The opinion of counsel will rely on certain assumptions as well as representations made by DSS, Merger Sub and Lexington, including factual representations and certifications contained in officers’ certificates to be delivered at closing, and assume that these representations are true, correct and complete. If any of these representations or assumptions are inconsistent with the actual facts, the opinion could become invalid as a result, and the United States federal income tax treatment of the merger could be adversely affected. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court. No ruling has been, or will be, sought from the IRS as to the tax consequences of the Merger. Accordingly, if there is a final determination that the Merger does not qualify as a “reorganization” under Section 368(a) of the Code and is taxable for United States federal income tax purposes, Lexington stockholders generally would recognize taxable gain or loss on their receipt of equity securities of DSS in connection with the Merger equal to the difference between such stockholder’s adjusted tax basis in their shares of Lexington capital stock and the fair market value of the equity securities of DSS.

There will be no material United States federal income tax consequences of the Merger for DSS stockholders whether or not the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

One of the requirements for the Merger to constitute a “reorganization” within the meaning of Section 368(a) of the Code is that the Lexington stockholders receive at least 80% of the aggregate value of their merger consideration in the form of DSS Common Stock (the “Control Requirement”). The IRS has issued regulations addressing whether and when such requirement should be measured: by reference to the value of the merger consideration as of the signing date of the Merger Agreement, here October 1, 2012 (the “Signing Date Rule”), or on the Effective Date of the Merger. Counsel is of the opinion that the Signing Date Rule should apply to the Merger. In this regard, an independent valuation analysis obtained by Lexington concludes that the Control Requirement was met on October 1, 2012. However, the IRS may contend that the Control Requirement must instead be met on the Effective Date. If such contention prevails, then in order for the Merger to constitute a “reorganization” under Section 368(a) of the Code, the Lexington stockholders will need to receive DSS Common Stock (including the Additional Shares, if any) with a value measured on the Effective Date of at least 80% of the aggregate value of the merger consideration (it is not clear if only the Exchanged Shares may be included in such calculation, or if the Escrow Shares also may be included at the Effective Date or only when and to the extent released to the Lexington stockholders). If the Control Requirement must be determined on the Effective Date and, based on a valuation of the merger consideration, such requirement is not then met (or not met later when the Escrow Shares are released) because of change in the relative value of the DSS Common Stock, DSS Preferred Stock (or the $.02 Warrants in the event they are issued) and the Warrants, then the Merger will not constitute a “reorganization” under Section 368(a) of the Code. In such case, a Lexington stockholder will recognize gain or loss measured by the difference between the value of the equity securities of DSS received in the Merger and such stockholder’s adjusted tax basis in the Lexington shares exchanged therefor.

Treatment of Lexington Stockholders Who Exercise Appraisal Rights

The discussion above does not apply to Lexington stockholders who properly perfect appraisal rights with respect to such stockholder’s shares of Lexington capital stock. Generally, a Lexington stockholder who perfects appraisal rights and receives cash in exchange for such stockholder’s Lexington capital stock will recognize capital gain or loss measured by the difference between the amount of cash received and such stockholder’s adjusted tax basis in those shares. Such gain or loss will generally be long-term capital gain or loss, provided the shares of Lexington capital stock were held for more than one year before the disposition of the shares. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Generally, non-corporate Lexington stockholders may be subject to information reporting and backup withholding (currently at a rate of 28%) with respect to cash received for perfecting appraisal rights. However, backup withholding will not apply to a Lexington stockholder who furnishes valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Lexington stockholder’s United States federal income tax liability, provided that the Lexington stockholder timely furnishes the required information to the IRS.

THE FOREGOING SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, THE SUMMARY DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE SUMMARY DOES NOT ADDRESS ANY UNITED STATES FEDERAL NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER, NOR ANY TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE MERGER. ACCORDINGLY, EACH LEXINGTON STOCKHOLDER IS STRONGLY URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL, OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE MERGER TO SUCH LEXINGTON STOCKHOLDER.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. This summary may not contain all of the information about the Merger Agreement that is important to you. You should refer to the full text of the Merger Agreement for details of the transaction and the terms and conditions of the Merger Agreement.

The Merger Agreement has been included in this proxy statement/prospectus to provide you with information regarding its terms. The terms of, and other information in, the Merger Agreement should not be relied upon as disclosures about DSS and Lexington without considering the entirety of the information about DSS and Lexington set forth in the public reports filed with the SEC. Such information can be found elsewhere in proxy statement/prospectus and in the other public filings DSS makes with the SEC, which are available without charge at www.sec.gov.

Additionally, the representations, warranties and covenants described in this section and contained in the Merger Agreement have been made only for the purpose of the Merger Agreement and, as such, are intended solely for the benefit of DSS, Merger Sub and Lexington. In many cases, these representations, warranties and covenants are subject to limitations agreed upon by the parties and are qualified by certain disclosures exchanged by the parties in connection with the execution of the Merger Agreement. These disclosure schedules contain information that has been included in DSS’s general prior public disclosures, as well as potential additional non-public information. Furthermore, many of the representations and warranties in the Merger Agreement are the result of a negotiated allocation of contractual risk among the parties and, taken in isolation, do not necessarily reflect facts about DSS or Lexington, their respective subsidiaries and affiliates or any other party. Likewise, any references to materiality contained in the representations and warranties may not correspond to concepts of materiality applicable to investors or stockholders. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement or may change in the future and these changes may not be fully reflected in the public disclosures made by DSS and/or Lexington. As a result of the foregoing, you are strongly encouraged not to rely on the representations, warranties and covenants contained in the Merger Agreement, or any descriptions thereof, as accurate characterizations of the state of facts or condition of DSS, Lexington, or any other party. You are likewise cautioned that you are not a third-party beneficiary under the Merger Agreement and do not have any direct rights or remedies pursuant to the Merger Agreement.

Terms of the Merger

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and in accordance with the NYBCL, and the DGCL, at the completion of the Merger, Merger Sub will merge with and into Lexington with Lexington being the Surviving Corporation as a wholly-owned subsidiary of DSS through an exchange of capital stock of Lexington for capital stock of DSS.

Completion of the Merger

The closing of the Merger will take place no later than the second business day after the satisfaction or waiver of the conditions to the completion of the Merger contained in the Merger Agreement, other than the conditions which by their terms can be satisfied only as of the closing of the Merger, or on such other day as DSS, Lexington and Merger Sub may mutually agree. For a more complete discussion of the conditions to the completion of the Merger, see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 90. The completion of the Merger will occur at the time that the parties file the certificate of merger with the Secretary of State of the State of Delaware on the closing date of the Merger or on such later date as DSS, Merger Sub and Lexington mutually agree (and set forth in the certificate of merger). Because the completion of the Merger is subject to the satisfaction of other conditions, DSS cannot predict the exact time at which the Merger will become effective.

Certificate of Incorporation; Bylaws; Directors and Officers

Upon completion of the Merger, the certificate of incorporation and bylaws of Lexington will be the certificate of incorporation and bylaws of the Surviving Corporation.

Following the closing, the following persons shall serve on the board of directors of DSS and the Surviving Corporation: Jeffrey Ronaldi, Peter Hardigan, Warren Hurwitz, Robert B. Fagenson, David Klein, Robert Bzdick, and Ira A. Greenstein, and the following persons shall be appointed to the following positions of the Surviving Corporation: Jeffrey Ronaldi — Chief Executive Officer, President and Secretary and Peter Hardigan — Chief Operating Officer and Treasurer.

Merger Consideration

Upon completion of the Merger on the Effective Time and subject to the Beneficial Ownership Condition, each share of then-issued and outstanding Lexington Common Stock and each share of then-issued and outstanding Lexington Preferred Stock (other than shares of Lexington Common Stock and Lexington Preferred Stock held in treasury or owned by DSS or any direct or indirect wholly owned subsidiary of DSS or Lexington that will be canceled and retired at the Effective Time) will be automatically converted into (i) shares of DSS Common Stock, (ii) Warrants, in the form attached to this proxy statement/prospectus as Annex D, and (iii) a pro rata portion of 7,100,000 shares of DSS Common Stock to be held in escrow (as described below, the “Escrow Shares”) and, as applicable, shares of DSS Preferred Stock, determined by multiplying each of (x) 17,250,000 shares plus the number of Additional Shares (as defined below) and Exchanged Shares (as defined below), if any, (y) 4,859,894 warrants, and (z) 7,100,000 shares by a fraction, the numerator of which shall be one and the denominator of which shall be the sum of (A) the number of shares of Lexington Common Stock plus (B) the number of Lexington Preferred Stock, in each case issued and outstanding immediately prior to the Effective Time (such fraction referred to as the “Common Stock Exchange Ratio”).

At the Effective Time of the Merger, DSS will issue to the holders of Lexington Common Stock and Lexington Preferred Stock (on a pro rata as-converted basis) an aggregate of 4,859,894 warrants to purchase an aggregate of 4,859,894 shares of DSS Common Stock with an exercise price of $4.80 per share and a term of five years commencing upon the closing of the Merger (the “Warrants”).

Upon the consummation of the Merger, only the holders of Lexington Preferred Stock who would, after giving effect to the Merger and receipt of the merger consideration, beneficially own more than 9.99% of DSS Common Stock (the “Beneficial Ownership Condition”) shall receive for each share of Lexington Preferred Stock they hold the same merger consideration as outlined above except that such holders shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into (or if the proposal to authorize DSS Preferred Stock is not approved, $.02 Warrants exercisable for) that number of shares of DSS Common Stock they would have received if they had been a holder of Lexington Common Stock immediately prior to the Effective Time in such amounts that would enable such holders, after giving effect to the Merger, to beneficially own no more than 9.99% of DSS Common Stock upon consummation of the Merger.

Those holders of Lexington Preferred Stock who do not meet the Beneficial Ownership Condition and will not receive DSS Preferred Stock or $.02 Warrants, will receive DSS Common Stock and the other types of merger consideration in exchange for their Lexington Preferred Stock based on the Common Stock Exchange Ratio. In the event DSS’s stockholders approve the issuance of the merger consideration, but do not approve the authorization of the DSS Preferred Stock, then the holders of Lexington Preferred Stock that satisfy the Beneficial Ownership Condition shall receive $.02 Warrant, in the form attached to this proxy statement/prospectus as Annex C, to purchase DSS Common Stock with an exercise price of $0.02 per share. Each $.02 Warrant is exercisable at any time after the date of issuance for a period of ten years. If at any time between the three month anniversary of the issuance date and the expiration date, there is no effective registration statement registering the resale of the shares issuable under the Warrants, then the holder may elect to exercise the Warrant, or a portion thereof, by way of a cashless exercise. Except under certain circumstances, no holder may exercise its Warrants if such exercise would result in such holder beneficially owning in excess of 9.99% of the number of shares of DSS Common Stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the Warrant. In addition, under certain circumstances, a holder of the $.02 Warrants will be entitled to participate in any distribution of DSS’s assets (or the right to acquire its assets) or any declared cash dividend, to the same extent such holder would have participated therein if such holder had held the shares of common stock acquirable upon complete exercise of the $.02 Warrants.

The DSS Preferred Stock will have the powers, preferences and privileges and other rights as will be set forth in a Certificate of Amendment to the Certificate of Incorporation of DSS in the form attached to this proxy statement/prospectus as Annex E to be filed by DSS prior to closing, which rights include, among other things, the right to participate in any dividends and distributions paid to common stockholders on an as-converted basis, pro rata with the holders of DSS Common Stock. Upon the occurrence any Liquidation Event (as such term is defined in the Certificate of Amendment), after the payment of all debts and liabilities of DSS, any remaining assets shall be distributed pro rata to the holders of DSS Common Stock and DSS Preferred Stock on an as-converted basis. The DSS Preferred Stock will be non-voting, except as required by law and in certain defined instances, including in connection with a fundamental transaction. The holder of the DSS Preferred Stock shall be indemnified against losses due to a buy-in following a conversion failure and DSS shall pay the holders of the DSS Preferred Stock a penalty of one-quarter of one percent (0.25%) for each full 15 day period during which DSS’s Common Stock is suspended from trading or if the DSS Common Stock is delisted.

Additionally, at the Effective Time, up to an aggregate of 3,600,000 outstanding and unexercised options to purchase Lexington Common Stock will be assumed by DSS and each such option will convert into an option to purchase or acquire shares of DSS Common Stock (i) in a number equal to the number of shares of Lexington Common Stock subject to the option immediately prior to the Effective Time multiplied by 0.556 (the “Option Exchange Ratio”) and (ii) with an exercise price per share equal to the exercise price of the applicable option immediately prior to the Effective Time divided by the Option Exchange Ratio, with the number of shares in (i) and the price per share in (ii) rounded up or down to the next whole share number or tenth (0.1) of a cent, as the case may be, in a manner such that, after taking into account such rounding, both (A) the excess of the aggregate fair market value of the shares subject to the new option over the aggregate exercise price for such shares does not exceed the excess of the aggregate fair market value of the shares subject to the old option over the aggregate exercise price for such shares immediately prior to the Effective Time, and (B) the ratio on a per option basis of the exercise price to the fair market value of the shares subject to the option is not increased.

No fractional shares of DSS Common Stock or DSS Preferred Stock will be issued in connection with the Merger. Instead, each Lexington stockholder who would be otherwise entitled to receive a fractional share will receive from DSS, in lieu thereof, the next highest whole number shares of DSS Common Stock or DSS Preferred Stock, as applicable.

Exchange of Lexington Stock Certificates

As promptly as practicable before or after the completion of the Merger, DSS (or its designee) will send to each Lexington stockholder a letter of transmittal and instructions for use in surrendering all certificates of Lexington Common Stock and/or Lexington Preferred Stock for the applicable portion of the merger consideration. The Merger Agreement provides that upon surrender to DSS (or its designee) of a properly completed letter of transmittal, a holder of shares of Lexington capital stock will be entitled to receive the applicable portion of the merger consideration.

If any stockholder has lost a certificate representing shares of Lexington capital stock, or if any such certificate has been stolen or destroyed, such stockholder will, as a condition to receiving the applicable portion of merger consideration for the shares represented by such certificate, be required to make an affidavit of the loss, theft or destruction and, if reasonably required by DSS, post a bond in a reasonable amount as indemnity against any claim that may be made against DSS with respect to such certificate.

From and after the completion of the Merger each Lexington stock certificate will represent only the right to receive an applicable portion of the merger consideration to which such Lexington stockholder is entitled to receive under the Merger Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of each of DSS and Lexington (many of which are qualified by concepts of knowledge, materiality and/or dollar thresholds and are further modified and limited by confidential disclosure schedules exchanged by the parties), as applicable, relating to, among other things, (a) organization and qualification; (b) subsidiaries; (c) capital structure; (d) authorization, performance and enforceability of the Merger Agreement; (e) required filings, (f) board approval and required vote; (g) financial statements and information; (h) absence of undisclosed liabilities and minimum cash; (i) absence of changes or events; (j) agreements, contracts and commitments; (k) compliance with laws; (l) material permits; (m) litigation; (n) restrictions on business activities; (o) employees and employee benefit plans; (p) taxes; (q) tangible assets; (r) real property leases; (s) insurance; (t) intellectual property; (u) certain business practices; (v) interested party transactions; (w) books and records; (x) brokers; and (y) information related to this proxy statement/prospectus.

Material Adverse Effect

Several of the representations, warranties, covenants and closing conditions contained in the Merger Agreement refer to the concept of “Lexington Material Adverse Effect” or “DSS Material Adverse Effect.”

Lexington Material Adverse Effect

For purposes of the Merger Agreement, an “Lexington Material Adverse Effect” means any change, event or occurrence that has a material adverse effect on the condition (financial or otherwise), business, operations, prospects, properties, assets or liabilities of Lexington or its subsidiaries, taken as a whole; provided, that none of the following, in and of itself or themselves, nor any effect arising out of or resulting from the following shall constitute or be taken in account in determining whether a Lexington Material Adverse Effect has occurred or may, would or could occur:

•	changes, events, occurrences or effects generally affecting the economy or financial, credit, banking, currency, commodities or capital markets generally in the United States or other countries or regions, including changes in currency exchange rates, interest rates, monetary policy or inflation;
•	changes, events, occurrences or effects generally affecting the industries in which Lexington and its subsidiaries conduct operations;
•	changes or prospective changes in law, in applicable regulations of any governmental authority, in United States generally accepted accounting principles or other applicable accounting standards or changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general, legal, regulatory or political conditions;
•	any act of God or other calamity, national or international, political or social conditions (including, the engagement by any country in hostilities, whether commenced before or after the date of the Merger Agreement, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military or terrorist attack;
•	the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators;
•	any action taken by Lexington or its subsidiaries that is required by the Merger Agreement or taken at DSS’s written request, or the failure to take any action by Lexington or its subsidiaries if that action is prohibited by the Merger Agreement; or
•	any change resulting or arising from the identity of, or any facts or circumstances relating to DSS, Merger Sub or their respective affiliates.

DSS Material Adverse Effect

For purposes of the Merger Agreement, a “DSS Material Adverse Effect” means any change, event or occurrence that has a material adverse effect on the condition (financial or otherwise), business, operations, prospects, properties, assets or liabilities of DSS or its subsidiaries, taken as a whole; provided, that none of the following, in and of itself or themselves, nor any effect arising out of or resulting from the following shall constitute or be taken in account in determining whether a DSS Material Adverse Effect has occurred or may, would or could occur:

•	changes, events, occurrences or effects generally affecting the economy or financial, credit, banking, currency, commodities or capital markets generally in the United States or other countries or regions, including changes in currency exchange rates, interest rates, monetary policy or inflation;
•	changes, events, occurrences or effects generally affecting the industries in which DSS and its subsidiaries conduct operations;
•	changes or prospective changes in law, in applicable regulations of any governmental authority, in United States generally accepted accounting principles or other applicable accounting standards or changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general, legal, regulatory or political conditions;
•	any act of God or other calamity, national or international, political or social conditions (including, the engagement by any country in hostilities, whether commenced before or after the date of the Merger Agreement, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military or terrorist attack;
•	the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators;
•	any action taken by DSS or its subsidiaries that is required by the Merger Agreement or taken at Lexington’s written request, or the failure to take any action by DSS or its subsidiaries if that action is prohibited by the Merger Agreement; or
•	any change resulting or arising from the identity of, or any facts or circumstances relating to Lexington or its subsidiaries or their respective affiliates.

Certain Covenants of the Parties

The Merger Agreement contains certain other agreements of the parties including, among other things, that (a) DSS will prepare and file with the SEC a registration statement (the “Registration Statement”) containing a proxy statement (the “Proxy Statement”) for the vote of the DSS stockholders to approve the Merger; (b) each party will take all action necessary to have its stockholders vote on the Merger; (c) each party will allow reasonable access to their books and records until the closing of the Merger; (d) each party will maintain in confidence any non-public information received from the other party; (e) individuals who are employed on a full time basis by Lexington at the time of the Merger will remain employees of the Surviving Corporation; (f) each of Lexington and DSS will not and will use its reasonable best efforts not to permit any of its affiliates to take any action that could prevent the Merger from being treated as a reorganization within the meaning of Section 368 of the Code; (g) each party will give prompt notice of the occurrence of any of the following: (i) any event the occurrence, or non-occurrence of which could reasonably be expected to result in any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect (or in the case of any representation or warranty qualified by its terms by materiality, then untrue or inaccurate in any respect); (ii) any failure of DSS, Lexington or Merger Sub, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it, (iii) any notice or communication from any person alleging that the consent of such person is required in connection with the Merger or the Merger Agreement, (iv) any notice or other communication from any governmental authority in connection with the Merger or other transactions contemplated by the Merger Agreement, (v) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a material contract of either party, and (vi) any change that would be considered reasonably likely to result in a Lexington Material Adverse Effect or DSS Material Adverse Effect, as the case may be, or is likely to impair in any material respect the ability of either DSS or Lexington to consummate the transactions contemplated by the Merger Agreement; (h) DSS will use its reasonable best efforts to cause the shares of DSS Common Stock to be issued pursuant to the Merger to be approved for listing on the NYSE MKT; (i) neither party shall, nor permit their respective subsidiaries to issue or cause the publication of any press release or public announcement with respect to the Merger or other transactions contemplated by the Merger Agreement without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; (j) each party will continue to indemnify its own present and former directors and officers (as further described below); and (k) the parties will take all action to appoint certain individuals to serve on the board of directors of DSS and as officers of DSS (as described above).

No Solicitation

Subject to certain exceptions described below, prior to the completion of the Merger or the earlier termination of the Merger Agreement, each of DSS and Lexington has agreed that it will not, and it will not authorize or permit its subsidiaries and/or their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives to directly or indirectly: (a) solicit, initiate, induce or take any action to facilitate, encourage, solicit, initiate or induce any action relating to, or the submission of any Lexington Acquisition Proposal (as defined below) or DSS Acquisition Proposal (as defined below), as the case may be; (b) enter into, participate or engage in discussions or negotiations in any way with any person concerning any Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be; (c) furnish to any person (other than the other party) any information relating to the other party or its subsidiaries or afford to any person (other than the other party) access to the business, properties, assets, books, records or other information, or to any personnel of either party or its subsidiaries, with the intent to induce or solicit the making, submission or announcement of, or the intent to encourage or assist, a Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be or the making of any proposal that would reasonably be expected to lead to a Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be; (d) approve, enforce or recommend a Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be; (e) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement or other similar instrument or contract relating to a Lexington Acquisition Proposal or a DSS Acquisition Proposal, as the case may be, or requiring either party to abandon or terminate the Merger Agreement; or (f) grant any approval pursuant to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover law to any person or transaction (other than the Merger) or waiver or release any standstill or similar agreement with respect to the equity securities of either party. “Lexington Acquisition Proposal” means, in summary any offer, proposal, discussions, negotiations by any person in a transaction or series of related transactions relating to issuance, sale or other disposition of securities representing 20% or more of the voting power or economic interests of Lexington or its subsidiaries. “DSS Acquisition Proposal” means any offer, proposal, discussions, negotiations by any person in a transaction or series of related transactions relating to issuance, sale or other disposition of securities representing 20% or more of the voting power or economic interests of DSS or its subsidiaries.

Notwithstanding the foregoing, in the event that either Lexington or DSS receives a Lexington Acquisition Proposal or a DSS Acquisition Proposal, the board of directors of each company may under certain circumstances change its recommendation for approval of the Merger if, after reviewing with outside counsel, either board determines that such Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be, is a superior proposal or an event, development or change in circumstances that occurs or arises following the date of the Merger Agreement, and/or the failure to effect a board recommendation change would be inconsistent with such company’s board of directors’ fiduciary duties to its stockholders.

“Lexington Acquisition Proposal” means any offer, proposal, discussions, negotiations, indication of interest or inquiry (whether in writing or otherwise) by any person (other than DSS or any affiliate thereof) in a transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) relating to: (i) any issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, recapitalization, joint venture, partnership or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power or economic interests of Lexington or any subsidiary (including, for the avoidance of doubt, any issuance of equity securities of Lexington), (ii) any direct or indirect sale, transfer, acquisition or disposition of more than 20% of the consolidated assets of Lexington and its subsidiaries taken as a whole (measured by the fair market value thereof), including by way of purchase of stock or other equity interests of the subsidiaries or (iv) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, joint venture, dissolution or any similar transaction involving Lexington or any subsidiary.

“DSS Acquisition Proposal” means any offer, proposal, discussions, negotiations, indication of interest or inquiry (whether in writing or otherwise) by any person (other than Lexington or any affiliate thereof) in a transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) relating to: (i) any issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, recapitalization, joint venture, partnership or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power or economic interests of DSS or any subsidiary (including, for the avoidance of doubt, any issuance of equity securities of DSS, (ii) any tender offer, exchange offer, stock purchase or other transaction in which, if consummated, any person or “group”(as such term is defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the voting power or economic interests of DSS or any subsidiary, (iii) any direct or indirect sale, transfer, acquisition or disposition of more than 20% of the consolidated assets of DSS and its subsidiaries taken as a whole (measured by the fair market value thereof), including by way of purchase of stock or other equity interests of the subsidiaries or (iv) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, joint venture, dissolution or any similar transaction involving DSS or any subsidiary.

“Lexington Superior Proposal” means any bona fide offer or proposal that constitutes a Lexington Acquisition Proposal on terms that the Lexington board of directors (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal (including conditions), financial, regulatory, timing and other aspects of such Lexington Acquisition Proposal, is reasonably likely to be consummated and would be more favorable to Lexington’s stockholders (in their capacity as such) than the Merger, if consummated (including after taking into account any changes to the terms of this Agreement proposed by DSS in response to such Lexington Acquisition Proposal); provided that, for purposes of the definition of “Lexington Superior Proposal, “the references to “20%”in the definition of “Lexington Acquisition Proposal”shall be deemed to be references to “more than 50%.”

“DSS Superior Proposal” means any bona fide offer or proposal that constitutes a DSS Acquisition Proposal on terms that the DSS board of directors (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal (including conditions), financial, regulatory, timing and other aspects of such DSS Acquisition Proposal, is reasonably likely to be consummated and would be more favorable to DSS’s stockholders (in their capacity as such) than the Merger, if consummated (including after taking into account any changes to the terms of this Agreement proposed by Lexington in response to such DSS Acquisition Proposal); provided that, for purposes of the definition of “DSS Superior Proposal,”, the references to “20%”in the definition of “DSS Acquisition Proposal” shall be deemed to be references to “more than 50%.”

Board Recommendations

Under the Merger Agreement, subject to the exceptions set forth below, (i) the Lexington board of directors has agreed to recommend that Lexington stockholders vote in favor of the Merger (“Lexington Board Recommendation”) and (ii) the DSS board of directors has agreed to recommend that DSS stockholders vote in favor of the Merger (the “DSS Board Recommendation”). Subject to the exceptions described below, the Merger Agreement provides that:

•	neither the Lexington board of directors nor the DSS board of directors will (i) fail to make the Lexington Board Recommendation or the DSS Board Recommendation, as applicable, (ii) withdraw,

amend or modify in a manner adverse to the other company, the Lexington Board Recommendation or the DSS Board Recommendation, as applicable, or (iii) recommend, adopt, endorse or approve a Lexington Acquisition Proposal or DSS Acquisition Proposal, as the case may be, and
•	neither the Lexington board of directors nor the DSS board of directors will resolve, agree or publicly propose to take any of the actions described above.

Each of the foregoing actions is referred to as a “Recommendation Change”.

The restrictions set forth above will not prohibit the DSS board of directors or the Lexington board of directors, as the case may be, from effecting a Recommendation Change if Lexington or DSS, as applicable, has determined in good faith, after consulting with outside legal counsel, that (i) it has received a Lexington Superior Proposal or DSS Superior Proposal, as the case may be or (ii) a failure to take action would be inconsistent with its fiduciary duties, and certain other conditions are met.

Approval of Stockholders

Each of DSS and Lexington has agreed to take all action necessary for the purpose of obtaining the required stockholder approval of the Merger, as promptly as practicable.

Indemnification of Directors and Officers

The Merger Agreement provides that all rights to indemnification with respect to acts or omissions occurring at or prior to the completion of the Merger (including any acts or omissions arising out of or pertaining to the Merger) existing in favor of each present and former director, officer or employee of Lexington or any of its subsidiaries as provided in their respective certificates of incorporation or bylaws or indemnification agreements will remain in effect in accordance with their respective terms. The Merger Agreement provides that DSS and Merger Sub will continue to indemnify and hold harmless each present and former director (or member of any committee of a board of directors), officer, employee or agent of Lexington or any of its subsidiaries, with respect to acts, investigation or omissions occurring or alleged to have occurred before or after the completion of the Merger, including advancing expenses to the fullest extent allowed by applicable law in effect on the date of the Merger Agreement or as amended to increase the scope of permitted indemnification.

The Merger Agreement provides that DSS will continue to indemnify and hold harmless each present and former director or officer of DSS or any of its subsidiaries, with respect to acts or omissions occurring or alleged to have occurred before or at the completion of the Merger, to the fullest extent permitted under applicable law and in DSS’s certificate of incorporation and bylaws.

The Merger Agreement provides that, prior to the completion of the Merger, DSS will purchase and maintain a directors’ and officers’ liability insurance policy, and, if such policy does not cover certain of DSS’s directors, officers and employees for events occurring at or prior to the Effective Time, DSS shall purchase and obtain a six (6) year extended reporting period or tail policy covering each for events occurring at or prior to the Effective Time, at DSS’s expense. Such policy must contain terms no less favorable than the policies maintained by DSS or Lexington, as applicable, as of the date of the Merger Agreement.

Conditions to the Completion of the Merger

The obligations of each of DSS and Lexington to consummate the Merger are subject to the satisfaction or waiver of certain additional conditions, including, among other things, (a) the stockholders of DSS have approved the issuance of DSS Common Stock and the stockholders of Lexington have approved the Merger and the Merger Agreement; (b) the registration statement on Form S-4 of which this proxy statement/prospectus forms a part has become effective; (c) each party will allow reasonable access to their books and records until the closing of the Merger; (d) each party will maintain in confidence any non-public information received from the other party; (e) DSS will use reasonable best efforts to ensure that individuals who are employed on a full time basis by Lexington or its subsidiaries immediately prior to the Effective Time will remain employees of the Surviving Corporation or its subsidiaries upon the Effective Time (without limiting the ability of the Surviving Corporation, DSS or any of its subsidiaries to terminate the employment of such Lexington’s employees); (f) DSS will use its reasonable best efforts to cause the shares of DSS

Common Stock to be issued pursuant to the Merger to be approved for listing on the NYSE MKT; (g) each party will continue to indemnify its own present and former directors (or members of any committee of a board of directors), officers, employees and agents; (h) following the closing of the Merger, DSS shall purchase and maintain a directors’ and officers’ liability insurance policy, and, if such policy does not cover certain of DSS’s directors, officers and employees for events occurring at or prior to the Effective Time, DSS shall purchase and obtain a six (6) year extended reporting period or tail policy covering each for events occurring at or prior to the Effective Time, at DSS’s expense; (i) the parties will take all necessary actions to increase the size of the board of directors of DSS and appoint certain individuals to serve on the board of directors of DSS and as officers of DSS; (j) if Lexington has at least $7,500,000 in cash (including amounts paid for certain professional fees, not to exceed $1,000,000 in the aggregate) and it and its subsidiaries shall have no indebtedness for borrowed money, DSS shall issue an additional 2,500,000 DSS Common Stock to Lexington’s stockholders. In addition, if Lexington has at least $7,500,000 in cash (including amounts paid or accrued for certain professional fees, not to exceed $1,000,000 in the aggregate) and it and its subsidiaries shall have no indebtedness for borrowed money, DSS shall issue a number of additional shares of DSS Common Stock to Lexington’s stockholders calculated by dividing any cash held by Lexington in excess of $7,500,000 (up to $1,500,000) by $3.00 (any such shares referred to as the “Additional Shares”); (k) DSS has issued and sold between 833,333 and 1,000,000 shares of DSS Common Stock for a net aggregate purchase price of between $2,500,000 and $3,000,000 (the “Private Placement”). If Lexington was the investor in the Private Placement, the shares of DSS Common Stock issued in the Private Placement to Lexington will be exchanged upon the closing of the Merger with shares of common stock of DSS (the “Exchanged Shares”); (l) immediately following the closing of the Merger, DSS shall use its best efforts to file a registration statement on Form S-3 for the exercise of the warrants (and the shares of common stock issuable thereunder) issued in connection of the Merger; and (m) the parties shall use commercially reasonable efforts to enable Lexington to receive a written tax opinion, dated as of the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes the Merger more likely than not will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, however, such opinion shall not be a condition to closing.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing of the Merger, as follows: (a) by mutual written consent of DSS, Merger Sub and Lexington; (b) by either DSS or Lexington if the closing has not occurred on or before March 15, 2013; (c) by either DSS or Lexington if any law enacted by a governmental authority prohibits the consummation of the Merger, or any governmental authority has issued an order or taken any other action which restrains, enjoins or otherwise prohibits the Merger; (d) by either DSS or Lexington if the other party’s stockholders do not approve the Merger (but only with respect to the issuance of the merger consideration), unless the failure to obtain approval is attributable to a failure on the part of such party seeking to terminate the Agreement; (e) by DSS if (i) the Lexington board of directors has effected a Recommendation Change, (ii) the board of directors of Lexington or any authorized committee has failed to present or recommend the approval of the Merger Agreement and the Merger to the stockholders, (iii) Lexington shall have entered or caused itself or its subsidiaries to enter, into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement or other similar agreement related to any Lexington Acquisition Proposal or (iv) Lexington shall have breached any term of the non-solicitation provision of the Merger Agreement; (f) by Lexington if (i) the DSS board of directors has effected a Recommendation Change, (ii) the board of directors of DSS or any authorized committee has failed to present or recommend the approval of the Merger Agreement and the Merger to the stockholders, (iii) DSS shall have entered or caused itself or its subsidiaries to enter, into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement or other similar agreement related to any DSS Acquisition Proposal or (iv) DSS shall have breached any term of the non-solicitation provision of the Merger Agreement; (g) by either party if the other party, or in the case of Lexington, DSS or Merger Sub, is in material breach of its obligations or representations or warranties under the Agreement; (h) by either DSS or Lexington if prior to obtaining stockholder approval such party determines to enter into a definitive agreement relating to a Lexington Superior Proposal or a DSS Superior Proposal, as the case may be; or (i) by Lexington, at any time, upon payment to DSS of the Lexington Termination Fee (as defined below).

Termination Fees and Expenses

The Merger Agreement provides that, subject to certain exceptions discussed below, DSS shall pay the professional fees incurred by Lexington in connection with the Merger Agreement and the transactions contemplated hereby (such fees not to exceed $1,000,000), except that, in the event that the Merger Agreement is validly terminated by either DSS or Lexington, DSS’s share of such professional fees shall not exceed $50,000. In addition, DSS shall not incur fees and expenses in excess of $1,000,000, in the aggregate, for attorney, accountant and other professionals (other than fees and expenses for any broker, financial advisor or investment banker identified to Lexington) regarding services provided to DSS in connection with the consummation of the transactions contemplated by the Merger Agreement.

In the event that either (a) Lexington terminates the Merger Agreement because (i) it determines to enter into a definitive agreement relating to a Lexington Acquisition Proposal that the board of directors of Lexington has determined constitutes a Lexington Superior Proposal or (ii) Lexington, at any time, upon payment of the Lexington Termination Fee (as hereinafter defined) or (b) DSS or Lexington validly terminates the Merger Agreement if the Lexington stockholders have not approved the Merger or by DSS if the Lexington board of directors have effected a Recommendation Change, then Lexington shall pay to DSS a fee (the “Lexington Termination Fee”) equal to $5,000,000.

In the event that (i) Lexington terminates the Merger Agreement because the DSS board of directors have effected a Recommendation Change or (ii) DSS determines to enter into a definitive agreement relating to a DSS Acquisition Proposal that the board of directors has determined constitutes a DSS Superior Proposal, then DSS shall pay to Lexington a fee (the “DSS Termination Fee”) equal to the sum of (x) $3,000,000 plus (y) 5% of the consideration paid to all security holders of DSS in connection with a DSS Superior Proposal, in the same form as such consideration is paid.

In the event that the Merger Agreement is terminated by DSS because (a) the Merger is not consummated on or before March 15, 2013, (b) if the DSS stockholders have not approved the Merger, or (c) if neither DSS nor Merger Sub is in material breach of its obligations or representations under the Merger Agreement and a DSS Acquisition Proposal has either previously been publicly announced (or has become publicly known) or has been proposed or communicated to DSS and a definitive agreement with respect to such DSS Acquisition Proposal has been signed or consummated within six (6) months following the termination of the Merger Agreement, then DSS shall pay to Lexington the DSS Termination Fee. Notwithstanding the foregoing, with respect to this termination only each reference to 20% in the definition of DSS Acquisition Proposal shall be deemed to be a reference to 35%.

In the event that the Merger Agreement is terminated by Lexington because (a) the Merger is not consummated on or before March 15, 2013, or (b) if Lexington is not in material breach of its obligations or representations under the Merger Agreement, and a Lexington Acquisition Proposal has either previously been publicly announced (or has become publicly known) or has been proposed or communicated to Lexington and a definitive agreement with respect to such Lexington Acquisition Proposal has been signed or consummated within six (6) months following the termination of the Agreement, then Lexington shall pay to DSS the Lexington Termination Fee. Notwithstanding the foregoing, with respect to this termination only each reference to 20% in the definition of DSS Acquisition Proposal shall be deemed to be a reference to 35%.

Amendments

The Merger Agreement may be amended only by the written agreement of DSS, Merger Sub and Lexington at any time prior to the completion of the Merger.

Governing Law

The Merger Agreement is governed by the laws of the State of New York, except to the extent required under Delaware law.

Escrow Agreement

As a condition to the closing of the Merger Agreement, DSS, Lexington Representative and a mutually acceptable agent shall enter into an escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, at the Effective Time, DSS shall deposit the 7,100,000 Escrow Shares into an escrow account to be released to the holders of Lexington Common Stock (pro rata on a fully-diluted basis as of the Effective Time) if and when the closing price per share of DSS Common Stock exceeds $5.00 per share (as adjusted for stock splits, stock dividends and similar events) for 40 trading days within a continuous 90 trading day period following the closing of the Merger. If within one year following the Closing of the Merger, such threshold is not achieved, the shares of DSS Common Stock held in escrow shall be cancelled and returned to the treasury of DSS.

Voting and Support Agreements

On October 1, 2012, concurrently with the execution of the Merger Agreement, certain stockholders of DSS, including certain directors and officers, representing 10.86% of DSS’s shares of common stock issued and outstanding (collectively, the “Key DSS Stockholders”) entered into voting and support agreements (collectively, the “DSS Voting Agreement”), pursuant to which the Key DSS Stockholders have agreed, among other things, to vote all shares of common stock of DSS owned by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the approval of the transactions contemplated by the Merger Agreement and any actions required in furtherance thereof, including approval of the amendments to the certificate of incorporation of DSS, the creation of a staggered board and the approval of the issuance of the merger consideration. The DSS Voting Agreement will terminate upon the earliest to occur of: (i) the mutual written consent of Lexington and the Key DSS Stockholder; (ii) the Effective Time; (iii) the date of termination of the Merger Agreement in accordance with its terms; and (iv) the date on which an amendment to the Merger Agreement to increase the merger consideration is effected without the consent of such Key DSS Stockholder.

On October 1, 2012, concurrently with the execution of the Merger Agreement, certain stockholders of Lexington, representing 11.99% of Lexington’s capital stock issued and outstanding (collectively, the “Key Lexington Stockholders”) entered into voting agreements (collectively, the “Lexington Voting Agreement”), pursuant to which the Key Lexington Stockholders have agreed, among other things, to vote all shares of capital stock of Lexington owned by them in favor of the approval of the Merger Agreement, the approval of the Merger and the approval of the transactions contemplated by the Merger Agreement and any actions required in furtherance thereof. In addition, the Key Lexington Stockholders have agreed not to seek appraisal or dissenters’ rights under Delaware General Corporation Law. The Lexington Voting Agreement will terminate upon the earliest to occur of: (i) the mutual written consent of DSS, Merger Sub and the Key Lexington Stockholder; (ii) the Effective Time; (iii) the date of termination of the Merger Agreement in accordance with its terms; and (iv) the date on which an amendment to the Merger Agreement to decrease the merger consideration is effected without the consent of such Key Lexington Stockholder. The forms of the DSS Voting Agreement and Lexington Voting Agreement are attached hereto as Annex B-1 and Annex B-2, respectively.

INFORMATION ABOUT THE COMPANIES

Document Security Systems, Inc.

DSS was formed in New York in 1984 and, in 2002, chose to strategically focus on becoming a developer and marketer of secure technologies. DSS specializes in fraud and counterfeit protection for all forms of printed documents and digital information. DSS holds numerous patents for optical deterrent technologies that provide protection of printed information from unauthorized scanning and copying. DSS operates three production facilities, a security and commercial printing facility, a packaging facility and a plastic card facility where DSS produces secure and non-secure documents for its customers. DSS licenses its anti-counterfeiting technologies to printers and brand-owners. In addition, DSS has a digital division which provides cloud computing services for its customers, including disaster recovery, back-up and data security services.

Prior to 2006, DSS’s primary revenue source in its document security division was derived from the licensing of its technology. In 2006, DSS began a series of acquisitions designed to expand its ability to produce its products for end-user customers. In 2006, DSS acquired Plastic Printing Professionals, Inc., a privately held plastic cards manufacturer located in the San Francisco, California area, referred to herein as the DSS Plastics Group. In 2008, DSS acquired substantially all of the assets of DPI of Rochester, LLC, a privately held commercial printer located in Rochester, New York, referred to herein as Secuprint or DSS Printing Group. In 2010, DSS acquired Premier Packaging Corporation, a privately held packaging company located in the Rochester, New York area. Premier Packaging is also referred to herein as the DSS Packaging Group.

In May 2011, DSS acquired all of the capital stock of ExtraDev, Inc., a privately held information technology and cloud computing company located in the Rochester, New York area. ExtraDev is also referred to herein as the DSS Digital Group.

In 2011, DSS rebranded as “DSS” and now do business in four operating segments as follows:

DSS Printing Group — Provides secure and commercial printing services for end-user customers along with technical support for DSS’s technology licensees. The division produces a wide array of printed materials such as security paper, vital records, prescription paper, birth certificates, receipts, manuals, identification materials, entertainment tickets, secure coupons, parts tracking forms, brochures, direct mailing pieces, catalogs, and business cards. The division also provides the basis of research and development for the DSS’s security printing technologies.

DSS Plastics Group — Manufactures laminated and surface printed cards which can include magnetic stripes, bar codes, holograms, signature panels, invisible ink, micro fine printing, guilloche patterns, Biometric, Radio Frequency Identification (RFID) and watermarks for printed plastic documents such as ID cards, event badges, and driver’s licenses.

DSS Packaging Group — Produces custom paperboard packaging serving clients in the pharmaceutical, beverage, photo packaging, toy, specialty foods and direct marketing industries, among others. The division incorporates DSS’s security technologies into printed packaging to help companies prevent or deter brand and product counterfeiting.

DSS Digital Group — Provides data center centric solutions to businesses and governments delivered via the “cloud”. This division is also developing proprietary digital data security technologies based on the DSS’s optical deterrent technologies.

Lexington Technology Group, Inc.

Lexington is a private intellectual property monetization company that recently acquired a patent portfolio of six patents and four pending patent applications relating to technology invented by Thomas Bascom (the “Bascom Portfolio”). Lexington is focused on the economic benefits of intellectual property assets through acquiring or internally developing patents or other intellectual property assets (or interests therein) and then monetizing such assets through a variety of value enhancing initiatives, including, but not limited to:

•	licensing,
•	customized technology solutions (such as applications for medical electronic health records),
•	strategic partnerships, and
•	litigation.

On October 3, 2012, Lexington, through its wholly-owned subsidiary, Bascom Research, LLC (“Bascom Research”), initiated patent infringement lawsuits in the United States District Court for the Eastern District of Virginia against five companies, including Facebook, Inc. and LinkedIn Corporation, for unlawfully using systems that incorporate features claimed in patents owned by Bascom Research. The patents-in-suit relate to the data structure used by social and business networking web sites and Web 2.0 corporate intranets. Starting on December 12, 2012, the lawsuits were transferred to the United States District Court in the Northern District of California.

DSSIP, Inc.

Merger Sub is a wholly-owned subsidiary of DSS and was incorporated in Delaware on September 20, 2012 solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement.

THE SPECIAL MEETING OF DSS STOCKHOLDERS

Date, Time and Place

The DSS special meeting of stockholders, will be held on         , at [•]:[•] a.m., local time, at [   ].

Purpose of the DSS Special Meeting

The DSS special meeting will be held for the following purposes:

1.	To approve a merger, including, but not limited to, the issuance of shares of DSS Common Stock and DSS Preferred Stock (or, if Proposal 2 below is not approved, $.02 Warrants) and Warrants (and the shares of DSS Common Stock issuable upon conversion of the DSS Preferred Stock and exercise of the Warrants) to the Lexington stockholders in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of October 1, 2012, by and among DSS, Lexington and DSSIP, Inc., a wholly-owned subsidiary of DSS;
2.	To amend DSS’s amended and restated certificate of incorporation to authorize a class of preferred stock and establish the associated rights and preferences thereof;
3.	To amend DSS’s amended and restated certificate of incorporation to implement a staggered board of directors;
4.	To amend DSS’s amended and restated certificate of incorporation to effect a reverse stock split of DSS’s issued and outstanding common stock within the range of one-for-two to one-for-four (with the exact amount, if any, to be determined prior to the completion of the merger based on the requirement of the NYSE MKT);
5.	To approve the Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan, as approved by the DSS board of directors on November 20, 2012;
6.	To approve the adjournment of the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of any of the proposals referred to in (1) through (5) above; and
7.	To conduct any other business as may properly come before the DSS special meeting or any adjournment or postponement thereof.

DSS Record Date; Shares Entitled to Vote

The DSS board of directors has fixed [•] as the record date for the determination of stockholders entitled to notice of, and to vote at, the DSS special meeting and any adjournment or postponement thereof. Only holders of record of shares of DSS Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the DSS special meeting. At the close of business on the record date, DSS had outstanding and entitled to vote [•] shares of common stock.

The DSS Common Stock is the only class of securities entitled to vote at the DSS special meeting. Each share of DSS Common Stock outstanding on the record date entitles the holder thereof to one vote on each matter properly brought before the DSS special meeting, exercisable in person or by proxy.

Quorum

In order to conduct the business described above at the DSS special meeting, DSS must have a quorum present. Stockholders who hold a majority of the DSS Common Stock outstanding as of the close of business on the record date for the DSS special meeting must be present either in person or by proxy in order to constitute a quorum to conduct business at the DSS special meeting. As of the record date, there were [•] shares of DSS Common Stock outstanding and entitled to vote at the DSS special meeting. Accordingly, the presence, in person or by proxy, of the holders of [•] shares of DSS Common Stock will be required in order to establish a quorum.

Required Vote

The proposals being submitted for approval by the DSS stockholders at the DSS special meeting will be approved or rejected on the basis of certain specific voting thresholds. In particular:

•	the approval of the Securities Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock present and entitled to vote on the matter either in person or by proxy at the DSS special meeting;
•	the approval of the Preferred Stock Creation Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock outstanding and entitled to vote on the matter either in person or by proxy at the DSS special meeting;
•	the approval of the Staggered Board Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock outstanding and entitled to vote on the matter either in person or by proxy at the DSS special meeting;
•	the approval of the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock outstanding and entitled to vote on the matter either in person or by proxy at the DSS special meeting;
•	the approval of the 2013 Equity Incentive Plan Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock present and entitled to vote on the matter either in person or by proxy at the DSS special meeting; and
•	the approval of the adjournment of the DSS special meeting, if necessary, to solicit proxies if there are not sufficient votes in favor of any of the DSS Proposals, requires the affirmative vote of the holders of a majority of the DSS Common Stock present and entitled to vote on the matter either in person or by proxy at the DSS special meeting.

Only the approval of the Securities Issuance Proposal is a required condition to the completion of the Merger. If any of the other proposals are not approved by the DSS stockholders, the Merger may still be completed.

Counting of Votes; Treatment of Abstentions and Incomplete Proxies

If a DSS stockholder fails to submit a proxy as instructed on the enclosed proxy card or fails to vote at the DSS special meeting, such stockholder’s shares will not be counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the DSS special meeting, and will have no effect on the outcome of DSS Proposals No. 1 (Securities Issuance Securities), No. 5 (2013 Equity Incentive Plan Proposal) and No. 6 (adjournment to solicit additional proxies, if necessary). However, the failure to submit a proxy or vote at the DSS special meeting will have the same effect as voting AGAINST DSS Proposals No. 2 (Preferred Stock Creation Proposal), No. 3 (Staggered Board Proposal) and No. 4 (Reverse Stock Split Proposal).

If a DSS stockholder submits a proxy and affirmatively elects to abstain from voting, that proxy will be counted as present for the purpose of determining the presence of a quorum for the DSS special meeting, but will not be voted at the DSS special meeting. As a result, such abstention will have the same effect as voting AGAINST DSS Proposal Nos. 1, 2, 3, 4, 5 and 6.

If a DSS stockholder submits a proxy card without indicating how such stockholder wishes to vote, the shares of DSS Common Stock represented by such proxy card will be counted as present for the purpose of determining the presence of a quorum for the DSS special meeting and all of such shares will be voted FOR Proposal Nos. 1, 2, 3, 4, 5 and 6.

Voting by DSS Directors and Executive Officers

As of         , 2013, the latest practicable date before the printing of this proxy statement/prospectus, directors and executive officers of DSS beneficially owned and were entitled to vote [•] shares of DSS Common Stock, or approximately [•]% of the total outstanding voting power of DSS. It is expected that DSS’s directors and executive officers will vote their shares FOR the approval of the Merger.

Voting of Proxies by Registered Holders

Giving a proxy means that a DSS stockholder authorizes the persons named in the enclosed proxy card to vote the stockholder’s shares at the DSS special meeting in the manner such stockholder directs. If you are a registered DSS stockholder (that is, you hold your stock in your own name), you may vote in person at the DSS special meeting or vote by submitting your proxy (i) through the Internet, (ii) by telephone or (iii) by marking, signing and dating the enclosed proxy card and returning it by mail in the postage-paid envelope provided. Whether or not you plan to attend the DSS special meeting, DSS urges you to vote by proxy to ensure that your vote is counted. You may still attend the DSS special meeting and vote in person even if you have already voted by proxy.

•	To vote in person, come to the DSS special meeting and DSS will give you a ballot when you arrive.
•	To vote using a proxy card, simply follow the instructions included in the enclosed proxy card to vote by Internet or telephone or complete, sign and date the enclosed proxy card and return it promptly in the postage-paid envelope provided. If your proxy is received before the DSS special meeting, your proxy will be voted as you direct.

Shares Held in Street Name

If your shares of DSS Common Stock are held in street name in a stock brokerage account or by another nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by your broker or other nominee. You may not vote shares of DSS Common Stock held in street name by returning a proxy card directly to DSS or by voting in person at the DSS special meeting unless you provide a legal proxy, which you must obtain from your broker or other nominee.

Brokers or other nominees who hold shares of DSS Common Stock in street name for a beneficial owner typically have the authority to vote in their discretion on routine proposals, even when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be non-routine without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the DSS special meeting, but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal. Therefore, if you are a DSS stockholder and hold your shares in street name, you should instruct your broker or other nominee on how to vote your shares to ensure that your shares are voted with respect to each of the DSS Proposals. Broker non-votes will be counted for purposes of determining whether a quorum exists at the DSS special meeting.

Revocability of Proxies and Changes to a DSS Stockholder’s Vote

If you are a DSS stockholder and wish to change your vote with respect to any proposal, you may do so by revoking your proxy at any time prior to the commencement of voting with respect to such proposal at the DSS special meeting by:

•	sending a written notice stating that you would like to revoke your proxy to DSS’s Corporate Secretary at Document Security Systems, Inc., at 28 Main Street East, Suite 1525, Rochester, New York 14614;
•	voting on a later date by the Internet or telephone;
•	submitting new proxy instructions on a new proxy card with a later date; or
•	attending the DSS special meeting and voting in person (but note that your attendance alone will not revoke your proxy).

If you are a DSS stockholder of record, revocation of your proxy or voting instructions by written notice must be received by DSS’s Corporate Secretary by no later than the close of business on         , 2013, although you may also revoke your proxy by attending the DSS special meeting and voting in person.

However, if your shares are held in street name by a broker or other nominee and you have instructed such broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee in order to change those voting instructions.

Solicitation of Proxies

DSS will bear its own cost and expense of preparing, assembling, printing, and mailing this proxy statement/prospectus, any amendments thereto, the proxy card, and any additional information furnished to the DSS stockholders. DSS will bear any fees paid to the SEC in connection with the filing of this proxy statement/prospectus and the related Registration Statement on Form S-4. DSS may also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their costs of soliciting and obtaining proxies from beneficial owners of DSS Common Stock, including the costs of reimbursing brokerage houses and other custodians, nominees, and fiduciaries for their costs of forwarding this proxy statement/prospectus and other solicitation materials to such beneficial owners. In addition, proxies may be solicited without extra compensation by directors, officers, and employees of each of DSS and Lexington by mail, telephone, fax, or other methods of communication. DSS has retained [•] to assist DSS in the solicitation of proxies from DSS stockholders in connection with the DSS special meeting. [•] will receive a fee of [•] as compensation for its services.

Delivery of Proxy Materials to Households Where Two or More DSS Stockholders Reside

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement/prospectus addressed to those stockholders. This process, which is commonly referred to as householding, potentially means extra convenience for stockholders and cost savings for companies.

In connection with the DSS special meeting, a number of brokers with account holders who are DSS stockholders will be householding DSS proxy materials. As a result, a single proxy statement/prospectus will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the applicable stockholders. Once a DSS stockholder receives notice from its broker that they will be householding communications to such stockholder’s address, householding will continue until such stockholder is notified otherwise or until such stockholder revokes its consent. If, at any time, a DSS stockholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement/prospectus, such stockholder should notify its broker or contact DSS’s Corporate Secretary at Document Security Systems, Inc., 28 East Main Street, Suite 1525, Rochester, NY 14614. DSS stockholders who currently receive multiple copies of this proxy statement/prospectus at their address and would like to request householding of their communications should contact their broker.

Attending the DSS Special Meeting

All DSS stockholders as of the record date, or their duly appointed proxies, may attend the DSS special meeting. If you are a registered DSS stockholder (that is, if you hold your stock in your own name) and you wish to attend the DSS special meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the DSS special meeting. You should also bring valid picture identification.

If your shares are held in street name in a stock brokerage account or by another nominee and you wish to attend the DSS special meeting, you need to bring a copy of a brokerage or bank statement to the DSS special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification.

DSS PROPOSALS

DSS Proposal No. 1: Approval of the Issuance of DSS Common Stock, DSS Preferred Stock (or, if the Preferred Stock Creation Proposal is not approved, $.02 Warrants) and Warrants in connection with the Merger

Upon completion of the Merger and subject to the Beneficial Ownership Condition, each outstanding Lexington Common Stock and each outstanding Lexington Preferred Stock (other than shares of Lexington Common Stock and Lexington Preferred Stock held in treasury or owned by DSS or any direct or indirect wholly-owned subsidiary of DSS or Lexington that will be canceled and retired at the Effective Time) will be automatically converted into (i) shares of DSS Common Stock, (ii) Warrants (as described below) to purchase DSS Common Stock, and (iii) a pro rata portion of the Escrow Shares and, as applicable, shares of DSS Preferred Stock, determined by multiplying each of (x) 17,250,000 shares plus the number of Additional Shares and Exchanged Shares, if any, (y) 4,859,894 warrants, and (z) 7,100,000 shares by a fraction, the numerator of which shall be one and the denominator of which shall be the sum of (A) the number of shares of Lexington Common Stock plus (B) the number of Lexington Preferred Stock, in each case issued and outstanding immediately prior to the Effective Time (such fraction referred to as the “Common Stock Exchange Ratio”). At the Effective Time of the Merger, DSS will issue to the holders of Lexington Common Stock and Lexington Preferred Stock (on a pro rata as-converted basis) an aggregate of 4,859,894 Warrants to purchase an aggregate of 4,859,894 shares of DSS Common Stock with an exercise price of $4.80 per share and a term of five years commencing upon the closing of the Merger. Upon the consummation of the Merger, only the holders of Lexington Preferred Stock who would, after giving effect to the Merger and receipt of the merger consideration, beneficially own more than 9.99% of DSS Common Stock (the “Beneficial Ownership Condition”) shall receive for each share of Lexington Preferred Stock they hold the same merger consideration as outlined above except that such holders shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into (or if the proposal to authorize DSS Preferred Stock is not approved, $.02 Warrants exercisable for) that number of shares of DSS Common Stock they would have received if they had been a holder of Lexington Common Stock immediately prior to the Effective Time in such amounts that would enable such holders, after giving effect to the Merger, to beneficially own no more than 9.99% of DSS Common Stock upon consummation of the Merger. Those holders of Lexington Preferred Stock who do not meet the Beneficial Ownership Condition and will not receive DSS Preferred Stock or $.02 Warrants, will receive DSS Common Stock and the other types of merger consideration in exchange for their Lexington Preferred Stock based on the Common Stock Exchange Ratio.

In addition, at the Effective Time, up to an aggregate of 3,600,000 outstanding and unexercised options to purchase Lexington Common Stock will be assumed by DSS and each such option will convert into an option to purchase or acquire shares of DSS Common Stock (i) in a number equal to the number of shares of Lexington Common Stock subject to the option immediately prior to the Effective Time multiplied by 0.556 (the “Option Exchange Ratio”) and (ii) with an exercise price per share equal to the exercise price of the applicable option immediately prior to the Effective Time divided by the Option Exchange Ratio, with the number of shares in (i) and the price per share in (ii) rounded up or down to the next whole share number or tenth (0.1) of a cent, as the case may be, in a manner such that, after taking into account such rounding, both (A) the excess of the aggregate fair market value of the shares subject to the new option over the aggregate exercise price for such shares does not exceed the excess of the aggregate fair market value of the shares subject to the old option over the aggregate exercise price for such shares immediately prior to the Effective Time, and (B) the ratio on a per option basis of the exercise price to the fair market value of the shares subject to the option is not increased.

The Merger will have no effect on the number of shares of DSS Common Stock held by current DSS stockholders as of immediately prior to the completion of the Merger (subject to any changes in outstanding shares of DSS Common Stock as a result of the proposed reverse stock split described in the Reverse Stock Split Proposal below). However, it is expected that upon completion of the Merger, such shares will represent only an aggregate of approximately 44% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis (without taking into account shares of DSS Common Stock held by Lexington stockholders prior to the completion of the Merger). For example, if you are a DSS stockholder and hold 5% of the outstanding shares of DSS Common Stock calculated on a fully diluted basis immediately prior to the completion of the Merger and do not also hold shares of Lexington capital stock or warrants, then upon completion of the Merger you will hold an aggregate of approximately 2.20% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger.

Under NYSE MKT rules and regulations, a company listed on the NYSE MKT is required to obtain stockholder approval prior to the issuance of common stock or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company, if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of the issuing company’s common stock outstanding before such issuance in connection with such proposed acquisition.

The aggregate number of shares of DSS Common Stock (on a fully diluted basis) to be issued in connection with the Merger will exceed 20% of the shares of DSS Common Stock outstanding before such issuance. For this reason, DSS must obtain the approval of the DSS stockholders, in accordance with the NYSE MKT rules and regulations, for the issuance of shares of DSS Common Stock to Lexington stockholders in connection with the Merger. Accordingly, DSS is asking its stockholders to approve the issuance of DSS Common Stock in connection with the Merger.

Required Vote; Recommendation of the DSS Board of Directors

Approval of this Securities Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock present and entitled to vote on the matter either in person or by proxy at the DSS special meeting. A failure to submit a proxy or vote at the DSS special meeting will result in your shares not being counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the DSS special meeting, and will have no effect on the outcome of this Securities Issuance Proposal. However, for purposes of the vote on this Securities Issuance Proposal, an abstention will be counted as present for the purpose of determining a quorum, but will have the same effect as voting “AGAINST” this Securities Issuance Proposal, and a “broker non-vote” will have no effect on the outcome of this Securities Issuance Proposal.

THE DSS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE SECURITIES ISSUANCE PROPOSAL.

DSS Proposal No. 2: Approval of an Amendment to DSS’s Amended and Restated Certificate of Incorporation to Authorize a Class of Preferred Stock

General

DSS’s Certificate currently authorizes the issuance of 200,000,000 shares of common stock, par value $0.02 per share. The DSS’s board of directors is asking DSS’s stockholders to approve a proposal to amend the DSS’s Certificate to establish a class of Series A Convertible Preferred Stock having [•] authorized and issued shares (the “DSS Preferred Stock”), in the form attached hereto as Annex E.

Purpose

As part of the merger consideration, at the Effective Time, the Lexington Preferred Stock will be automatically converted into the right to receive DSS Preferred Stock, determined by multiplying each of (x) 17,250,000 shares plus the number of Additional Shares and Exchanged Shares, if any, (y) 4,859,894 warrants, and (z) 7,100,000 shares by the Common Stock Exchange Ratio. Upon the consummation of the Merger, only the holders of Lexington Preferred Stock who would, after giving effect to the Merger and receipt of the merger consideration, beneficially own more than 9.99% of DSS Common Stock (the “Beneficial Ownership Condition”) shall receive for each share of Lexington Preferred Stock they hold the same merger consideration except that such holders shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into that number of shares of DSS Common Stock they would have received if they had been a holder of Lexington Common Stock immediately prior to the Effective Time in such amounts that would enable such holders, after giving effect to the Merger, to beneficially own no more than 9.99% of DSS Common Stock upon consummation of the Merger. Those holders of Lexington Preferred Stock who do not meet the Beneficial Ownership Condition and will not receive DSS Preferred Stock or $.02 Warrants, will receive DSS Common Stock and the other types of merger consideration in exchange for their Lexington Preferred Stock based on the Common Stock Exchange Ratio.

The approval of this Preferred Stock Creation Proposal by the DSS stockholders was not made a condition to the completion of the Merger. If this proposal to authorize DSS Preferred Stock is not approved, in lieu of DSS Preferred Stock, Lexington stockholders will receive $.02 Warrants exercisable for DSS Common Stock.

For a more complete discussion of what Lexington stockholders will receive in connection with the Merger and the formula that will be used to calculate the Common Stock Exchange Ratio, see the sections entitled “The Merger — What Lexington Stockholders Will Receive in the Merger” and “The Merger Agreement — Merger Consideration” beginning on pages 65 and 84, respectively.

Terms of the Preferred Stock

The DSS Preferred Stock will have the powers, preferences and privileges and other rights as will be set forth in a Certificate of Amendment to the Certificate of Incorporation of DSS to be filed by DSS prior to closing attached hereto as Annex E, which rights include, among other things, the right to participate in any dividends and distributions paid to common stockholders on an as-converted basis, pro rata with the holders of DSS Common Stock. Upon the occurrence any Liquidation Event (as such term is defined in the Certificate of Amendment), after the payment of all debts and liabilities of DSS, any remaining assets shall be distributed pro rata to the holders of DSS Common Stock and DSS Preferred Stock on an as-converted basis. The DSS Preferred Stock will be non-voting, except as required by law and in connection with (1) fundamental transactions, which include (i) consolidation or merger with or into another entity, (ii) sale or other disposition of all or substantially all of the assets of DSS to another entity, (iii) purchase, tender or exchange by another entity that is accepted by the holders of more than 50% of the outstanding voting shares, (iv) consummation of a business combination with another entity that acquires more than 50% of the outstanding voting shares, (v) reorganization, recapitalization or reclassification of the shares of DSS Common Stock, or (vi) becoming the beneficial owner of more than 50% of the outstanding voting power, or (2) the issuance by DSS in one or more related transaction of securities that constitute more than 20% of the number of issued and outstanding shares of DSS Common Stock prior to such issuance.

In addition, without the affirmative vote (or written consent) of the holders of a majority of then outstanding shares of DSS Preferred Stock, DSS shall not increase the authorized number of the DSS Preferred Stock or adversely amend, alter or repeal the preferences, special rights or other powers of the DSS Preferred Stock.

Each one share of DSS Preferred Stock shall be convertible into one share of DSS Common Stock. In accordance with the Certificate of Amendment, DSS will not effect any conversion of DSS Preferred Stock, and the holder of DSS Preferred Stock will not have right to convert any of DSS Preferred Stock, if the holder would beneficially own in excess of 9.9% of DSS shares of common stock as a result of such conversion.

Required Vote; Recommendation of the DSS Board of Directors

Approval of this Preferred Stock Creation Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock outstanding and entitled to vote on the matter either in person or by proxy at the DSS special meeting. For purposes of the vote on this Preferred Stock Creation Proposal, an abstention, a “broker non-vote,” or a failure to submit a proxy or vote at the DSS special meeting will have the same effect as voting “AGAINST” this Preferred Stock Creation Proposal.

THE DSS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DSS STOCKHOLDERS VOTE “FOR” THE PREFERRED STOCK CREATION PROPOSAL.

DSS Proposal No. 3: Approval of an Amendment to DSS’s Amended and Restated Certificate of Incorporation to Implement a Staggered Board of Directors

Overview

Proposal 3, the Staggered Board Proposal, to be presented at the DSS special meeting asks DSS stockholders to approve a staggered board for DSS as provided in the proposed amendment to the amended and restated certificate of incorporation of DSS attached as Annex G to this joint proxy statement/prospectus the “Staggered Board Amendment”). The Staggered Board Proposal provides for a board of directors divided into three classes of directors serving staggered three-year terms.

If DSS’s stockholders approve the Staggered Board Proposal upon the completion of the Merger, the board of directors of DSS will be divided into three classes, Class I to be comprised of David Klein, Ira A. Greenstein and Jeffrey Ronaldi, Class II to be comprised of Robert B. Bzdick, Peter Hardigan and Jonathon Perrelli and Class III to be comprised of Warren Hurwitz, Robert B. Fagenson and Richard M. Cohen. The three directors constituting the Class I directors would serve until the DSS annual meeting of stockholders for 2013; the three directors constituting the Class II directors would serve until the DSS annual meeting of stockholders for 2014; and the three directors constituting the Class III directors would serve until the DSS annual meeting of stockholders for 2015. At each annual meeting starting with the first annual meeting in 2013, directors would be elected to succeed those whose terms expire, with each newly elected director to serve for a three-year term. If DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom as designated by Lexington and the other four as designated by DSS, provided, that, prior to the closing of the Merger, DSS and Lexington will jointly identify a ninth person to be nominated as a member of the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen. Approval of the Staggered Board Proposal, however, is not required to consummate the Merger and the transactions contemplated thereby.

The foregoing description of the Staggered Board Amendment is not intended to be complete and is qualified in its entirety by reference to the complete text of the Staggered Board Amendment.

If DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors: Robert B. Fagenson, Ira A. Greenstein, Robert B. Bzdick and David Klein, all of whom are currently members of the DSS board of directors, and Jeffrey Ronaldi, Peter Hardigan, Warren Hurwitz and Jonathon Perrelli, all of whom are designees of Lexington, provided that, prior to closing DSS and Lexington will jointly designate a ninth person to be nominated for a position on the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen.

Reasons for and Effects of the Classified Board Proposal

As part of the negotiation of the Merger Agreement, DSS agreed to include the Staggered Board Amendment in the DSS’s Certificate and bylaws, subject to the approval of its stockholders, if required, so long as approval of the proposal by the DSS stockholders was not made a condition to the completion of the Merger. As a result, the Merger Agreement provides that the Merger is not conditioned on the approval by DSS stockholders of the Staggered Board Amendment. The Staggered Board Amendment, however, is conditioned on the consummation of the Merger.

The board of directors of DSS believes that the Staggered Board Amendment may be advantageous to DSS for several reasons. First, the Staggered Board Amendment may enhance continuity and stability in the policies formulated by the DSS board because directors would serve three-year rather than one-year terms. Establishing three-year terms may also increase DSS’s ability to attract and retain desirable directors. In addition, a staggered board may decrease the likelihood that a proposal to acquire DSS would succeed that the then existing board of DSS believed would prevent stockholders of DSS from receiving the full value of their investments.

The Staggered Board Proposal, however, may discourage individuals or entities from purchasing shares of DSS’s Common Stock in order to obtain actual control of DSS by electing their own slate of directors or to achieve some other goal, such as the repurchase of their shares at a premium or a restructuring of DSS, by threatening to obtain such control. It may have such effect because the provisions of the Staggered Board Amendment could delay the purchaser’s ability to obtain control of the DSS board in a relatively short period of time. The delay may arise because under the Staggered Board Proposal, it will generally take a purchaser (or any other individual or entity) two annual meetings (as contrasted with a single meeting under the DSS’s Certificate and bylaws that will be in effect if the Staggered Board Proposal is not approved) to elect a majority of the board unless directors have been removed from office during their terms, regardless of whether such purchaser acquires a majority of the common stock.

For the same reasons, the adoption of the Staggered Board Proposal may also deter certain mergers, tender offers, proxy contests or other future takeover attempts which holders of some or a majority of the common stock of DSS may deem to be in their best interests. The Staggered Board Proposal would delay stockholders who are not in agreement with the policies of the DSS board of directors or who desire that DSS effect a merger or other business combination, including a merger with a substantial stockholder, from electing or removing a majority of the board for two years and cause for removal of a majority of the board existed. The Staggered Board Proposal applies to every election of directors, whether or not a change in substantial ownership of DSS is contemplated or shall have occurred. Increasing the terms of directors to three years may render more difficult the removal for up to three years of any individual director that management, a majority of the board of directors or a majority of the stockholders believe should be removed, whether or not a change of substantial ownership of DSS is contemplated or shall have occurred.

The board of directors of DSS has no knowledge of any present effort to change the expected composition of the DSS board of directors as of the time of the Merger, to gain control of DSS after the Merger, or to organize a proxy contest with respect to DSS. Moreover, there has been no problem in the past or at the present time with board continuity or stability at DSS.

The board of directors of DSS presently has no reason to believe that the DSS board of directors will adopt, or recommend to the stockholders of DSS for their adoption, any further amendments to DSS’s Certificate or bylaws following the adoption of Staggered Board Amendment set forth in Annex G that would affect the ability of third parties to take over or change control of DSS.

Required Vote; Recommendation of the DSS Board of Directors

Approval of this Staggered Board Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock outstanding and entitled to vote on the matter either in person or by proxy at the DSS special meeting. For purposes of the vote on this Staggered Board Proposal, an abstention, a “broker non-vote,” or a failure to submit a proxy or vote at the DSS special meeting will have the same effect as voting “AGAINST” this Staggered Board Proposal.

THE DSS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DSS STOCKHOLDERS VOTE “FOR” THE STAGGERED BOARD PROPOSAL.

DSS Proposal No. 4: Approval of an Amendment to DSS’s Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split of DSS Common Stock

Overview

The DSS board of directors has unanimously approved a proposal to amend the DSS Certificate to effect a reverse stock split of the issued and outstanding shares of DSS Common Stock at a reverse stock split ratio ranging from one-for-two to one-for-four, with the exact ratio to be determined by DSS prior to the completion of the Merger. The DSS board of directors has recommended that this proposal be presented to the DSS stockholders for approval in the event that it is needed to comply with NYSE MKT’s continued listing requirements. The text of the form of proposed amendment to the DSS Certificate to effect a reverse stock split of the issued and outstanding shares of DSS Common Stock is attached to this proxy statement/prospectus as Annex F.

The proposed amendment to the DSS Certificate will effect a reverse stock split of the issued and outstanding shares of DSS Common Stock within the range of one-for-two to one-for-four, with the exact number within such range to be determined by DSS prior to the completion of the Merger. The DSS board of directors believes that stockholder approval of an amendment granting this discretion, rather than approval of a specified ratio, provides the appropriate flexibility to react to then-current market conditions and NYSE MKT’s requirements for continued listing, therefore, is in the best interests of DSS and its stockholders.

By approving this amendment, DSS stockholders will (i) approve a series of amendments to the DSS Certificate pursuant to which any whole number of outstanding shares of DSS Common Stock between and including two and four will be combined into one share of DSS Common Stock and (ii) authorize the DSS board of directors to (a) file only one such amendment, as determined immediately prior to the completion of the Merger in the manner described herein and (b) abandon each amendment not selected. In addition, DSS may elect not to undertake a reverse stock split.

If, following approval by the DSS stockholders, it is determined that an amendment to the DSS Certificate to effect a reverse stock split is in the best interests of DSS and its stockholders, the reverse stock split will become effective upon filing one such amendment with the New York State Department of State, Division of Corporations. Such amendment will contain the number of shares within the range set forth in this Reverse Stock Split Proposal to be combined into one share of DSS Common Stock.

If, following approval by the DSS stockholders, a reverse stock split is undertaken, the number of issued and outstanding shares of DSS Common Stock will be reduced in accordance with a reverse stock split ratio determined immediately prior to the completion of the Merger within the range set forth in this Reverse Stock Split Proposal. Except for adjustments that may result from the treatment of fractional shares, as described below, each stockholder will hold the same percentage of DSS Common Stock outstanding immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split and immediately prior to the completion of the Merger. The par value of DSS Common Stock will remain unchanged at $0.02 per share.

Reasons for the Reverse Stock Split

The DSS board of directors approved the proposal authorizing the reverse stock split because it believes that a reverse stock split may allow the combined company to become listed on the NYSE MKT, which listing is a condition to the completion of the Merger (as discussed below under the section entitled “NYSE MKT Requirements for Listing”), and the DSS board of directors also believes that the increased market price of DSS Common Stock expected to result from the implementation of a reverse stock split will improve the marketability and liquidity of DSS Common Stock. From June 5, 2012 to October 18, 2012, the DSS Common Stock had a closing price of $3.00 or above for each trading day. On December 31, 2012, the closing price of DSS Common Stock was $2.17. If the DSS Common Stock continues to trade below $3.00 at the time of the Merger, DSS anticipates that it will need to undertake a reverse stock split.

NYSE MKT Requirements for Listing

DSS Common Stock is currently listed on the NYSE MKT. Lexington shares of its capital stock are not publicly traded. According to applicable NYSE MKT rules, in a transaction constituting a “reverse merger” in which an issuer combines with a non-listed entity, resulting in a change of control of the issuer and potentially allowing the non-listed entity to obtain a NYSE MKT, the issuer must apply for initial inclusion on the a NYSE MKT.

The Merger Agreement requires that DSS use its reasonable best efforts to cause the shares of DSS Common Stock to be approved, at or prior to the completion of the Merger, for listing (subject only to notice of issuance) on the NYSE MKT at and following the completion of the Merger, and the listing of the shares of DSS Common Stock issuable pursuant to the Merger Agreement is a condition to Lexington’s obligation to complete the Merger.

The listing standards of the NYSE MKT require, among other things, a $3.00 per share minimum bid upon completion of the Merger. As of the date of the mailing of this proxy statement/prospectus, DSS has filed an additional listing application for the NYSE MKT in connection with the Merger.

The DSS board of directors expects that a reverse stock split of DSS Common Stock, if effected, will increase the market price of DSS Common Stock so that the combined company is able to achieve the initial listing requirements for the NYSE MKT upon completion of the Merger and thereafter maintain compliance with the NYSE MKT bid price listing standard of $1.00 per share. In determining the exact ratio for the reverse stock split, DSS intends to use a ratio from within the range of one-for-two to one-for-four that would result in a per share price of greater than $3.00 per share following the reverse stock split. Notwithstanding the foregoing, there can be no assurance that the market price per share following the Merger and the reverse stock split will remain in excess of the minimum bid price for a sustained period of time. In addition, there can be no assurance that the DSS Common Stock, or the common stock of the combined company following the completion of the Merger, will not be delisted due to a failure to meet other continued listing requirements even if the market price per share of DSS Common Stock on a post-reverse-stock-split basis remains in excess of the minimum bid requirement.

Additionally, the DSS board of directors believes that a listing on the NYSE MKT for the shares of common stock of the combined company may provide a broader market for the common stock of the combined company and facilitate the use of the common stock of the combined company in financing and other transactions.

Potential Decreased Investor Interest

On [•], 2013, the latest practicable date before the printing of this proxy statement/prospectus, DSS Common Stock closed at $[•] per share. An investment in DSS Common Stock may not appeal to brokerage firms that are reluctant to recommend lower-priced stocks to their clients. Investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower-priced stocks. Also, the DSS board of directors believes that most investment funds are reluctant to invest in lower-priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of DSS Common Stock. There is no assurance that (i) the market price per share of DSS Common Stock following the reverse stock split will rise in proportion to the reduction in the number of shares of DSS Common Stock outstanding before the reverse stock split, (ii) the reverse stock split will result in a market price per share of DSS Common Stock that will attract brokers and investors who do not trade in lower-priced stocks, (iii) the reverse stock split will result in a market price per share of DSS Common Stock that will increase the ability of DSS to attract and retain employees, (iv) the market price per share following the Merger and the reverse stock split will remain in excess of the minimum bid price for a sustained period of time required by NYSE MKT, or (v) DSS will otherwise meet the listing requirements for the NYSE MKT.

The market price per share of DSS Common Stock will also be based on the performance of DSS and other factors, some of which are unrelated to the number of shares of DSS Common Stock outstanding.

If the reverse stock split is effected and the market price per share of DSS Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of DSS may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of DSS Common Stock could be adversely affected by the reduced number of shares of DSS Common Stock that will be outstanding following the reverse stock split.

Effects of the Reverse Stock Split

Following the effective date of the reverse stock split, each DSS stockholder will own a reduced number of shares of DSS Common Stock. However, the reverse stock split will affect all of the DSS stockholders uniformly and will not, in and of itself, affect any DSS stockholder’s percentage ownership interests in DSS, except to the extent that the reverse stock split results in any of the DSS stockholders owning a fractional share, as described below. Proportionate voting rights and other rights and preferences of the DSS stockholders will not be affected by the reverse stock split, in and of itself, except to the extent that the reverse stock split results in any of the DSS stockholders owning a fractional share, as described below. For example, a holder of 2% of the voting power of the outstanding shares of DSS Common Stock immediately prior to the reverse stock split will continue to hold 2% of the voting power of the outstanding shares of DSS Common Stock immediately following the reverse stock split and immediately prior to the completion of the Merger. The number of DSS stockholders of record will not be affected by the reverse stock split, except to the extent that any DSS stockholder holds only a fractional share following the reverse stock split and receives cash for such fractional share following the reverse stock split, as described below.

The amendment to the DSS Certificate to effect the reverse stock split, in and of itself, will not change the number of authorized shares of DSS Common Stock. As a result, one of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares of DSS Common Stock which are unissued relative to those which are issued. This could result in DSS or the combined company having the ability to issue more shares, unless required by the NYSE MKT, without further stockholder approval. The increased proportion of unissued authorized shares to issued shares could be used by the DSS board of directors to make more difficult, and thereby discourage, delay or prevent, an attempt to acquire control of DSS. For example, the shares could be privately placed with investors who might support the DSS board of directors in opposing a hostile takeover. The issuance of new shares also could be used to dilute the stock ownership and voting power of a third party seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction for the combination of DSS with another company. While the amendment to the DSS Certificate to effect a reverse stock split may have potential antitakeover effects, it is not prompted by any specific effort or takeover threat currently perceived by the DSS board of directors or management. Neither DSS nor Lexington have any current plan, commitment, arrangement, understanding, or agreement, written or oral, to issue shares of DSS Common Stock, other than in connection with the Merger, to satisfy obligations under outstanding options and warrants to purchase shares of DSS Common Stock.

The reverse stock split will reduce the number of shares of DSS Common Stock available for issuance under DSS’s equity incentive plans in proportion to the reverse stock split ratio selected within the range set forth in this proposal. DSS also has certain outstanding options to purchase DSS Common Stock. Under the terms of the outstanding DSS stock options, the reverse stock split will effect a reduction in the number of shares of DSS Common Stock issuable upon exercise of such outstanding stock options in proportion to the reverse stock split ratio and will effect a proportionate increase in the exercise price of such outstanding stock options. In connection with the reverse stock split, the number of shares of DSS Common Stock issuable upon exercise of outstanding DSS stock options will be rounded to the nearest whole share and no cash payment will be made in lieu of any fractional shares of DSS Common Stock that would otherwise be issuable pursuant to such options. The reverse stock split will not in and of itself change the value of a DSS stock option.

DSS Common Stock is currently registered under Section 12(b) of the Exchange Act, and DSS is subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split will not affect the registration of DSS Common Stock under the Exchange Act. If the reverse stock split is implemented, and the combined company’s additional listing application with the NYSE MKT is approved, DSS Common Stock will continue to be reported on the NYSE MKT under the symbol “DSS” (although NYSE MKT will likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred).

The following table provides estimates of the number of shares of DSS Common Stock authorized, issued and outstanding, reserved for issuance, and authorized but neither issued nor reserved for issuance at the following times:

•	prior to the reverse stock split and the completion of the Merger;
•	giving effect to a one-for-two reverse stock split but prior to the completion of the Merger; and
•	giving effect to a one-for-four reverse stock split but prior to the completion of the Merger.

	Shares Authorized	Shares Issued and Outstanding(1)	Shares Reserved for Issuance(2)	Number of Shares Authorized but Neither Issued nor Reserved for Issuance
Prior to the reverse stock split	200,000,000	21,705,967	6,205,936	172,088,097
Giving effect to a one-for-two reverse stock split	200,000,000	10,852,984	3,102,968	186,044,048
Giving effect to a one-for-four reverse stock split	200,000,000	5,426,492	1,551,484	193,022,024

(1)	These estimates assume 21,705,967 shares of DSS Common Stock issued and outstanding as of immediately prior to the completion of the Merger, which was the number of shares of DSS Common Stock issued and outstanding as of October 1, 2012, the date of the Merger Agreement, and such estimates do not include the shares of DSS Common Stock issuable to Lexington stockholders in connection with the Merger.
(2)	Includes the number of shares reserved for issuance for option available under the DSS Amended and Restated 2004 Employee Stock Option Plan and the DSS Amended and Restated 2004 Non-Executive Director Stock Option Plan, and for outstanding warrants and shares issuable upon conversion of debt securities.

Upon completion of the Merger, each share of Lexington capital stock will be converted into the right to receive a number of shares of DSS Common Stock or DSS Preferred Stock (or, if the Preferred Stock Creation Proposal is not approved, $.02 Warrants), as applicable, and Warrants as described elsewhere in this proxy statement/prospectus. As of [•], the last practicable date before the printing of this proxy statement/prospectus, [•] shares of DSS Common Stock were outstanding calculated on a fully diluted basis and [•] shares of Lexington capital stock were outstanding calculated on a fully diluted basis. Because the Common Stock Exchange Ratio gives effect to the reverse stock split, if the Merger had been completed as of [•], assuming a reverse stock split ratio of one-for-two, each share of Lexington capital stock would have converted into and been exchanged for the right to receive [•] shares of DSS Common Stock, which would have resulted in an aggregate issuance of [•] shares of DSS Common Stock calculated on a fully diluted basis. If the Merger had been completed as of [•], assuming a reverse stock split ratio of one-for-four, each share of Lexington capital stock would have converted into and been exchanged for the right to receive [•] shares of DSS Common Stock, which would have resulted in an aggregate issuance of [•] shares of DSS Common Stock calculated on a fully diluted basis.

Effective Date

The reverse stock split will become effective on the date of filing of the certificate of amendment to the DSS Certificate with the New York State Department of State, Division of Corporations. Except as explained below with respect to fractional shares, on the effective date of the reverse stock split, shares of DSS Common Stock issued and outstanding immediately prior to such effective date will be combined and converted, automatically and without any action on the part of the DSS stockholders, into new shares of DSS Common Stock in accordance with the reverse stock split ratio determined immediately prior to the completion of the Merger within the range set forth in this Reverse Stock Split Proposal.

Fractional Shares

DSS will not issue fractional shares in connection with the Reverse Stock Split. Instead, any fractional share resulting from the Reverse Stock Split will be rounded up to the nearest whole share.

Exchange of Stock Certificates

As soon as practicable following the effective date of the reverse stock split, DSS stockholders will be notified that the reverse stock split has been effected. DSS’s transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-reverse stock split shares will be asked to surrender to the exchange agent certificates representing pre-reverse stock split shares in exchange for certificates representing post-reverse stock split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by the exchange agent. No new certificates will be issued to a DSS stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s), together with the properly completed and executed letter of transmittal to the exchange agent. DSS stockholders should not destroy any DSS stock certificates and should not submit any such certificates until requested to do so.

Accounting Consequences

The par value per share of DSS Common Stock will remain unchanged at $0.02 per share following the reverse stock split. As a result, on the effective date of the reverse stock split, the stated capital on DSS’s balance sheet attributable to DSS Common Stock will be reduced proportionally, based on the reverse stock split ratio, from its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of DSS Common Stock outstanding. DSS does not anticipate that any other accounting consequences will arise as a result of the reverse stock split.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion summarizes the anticipated material U.S. federal income tax consequences of the reverse stock split. This summary is based upon current provisions of the Code, existing Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any such change could alter the tax consequences to DSS or the DSS stockholders, as described in this summary. This summary is not binding on the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein. No ruling has been or will be requested from the IRS in connection with the reverse stock split.

This discussion is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the reverse stock split. Moreover, this discussion does not address U.S. federal income tax consequences of the reverse stock split that may vary with individual circumstances. In addition, the discussion set forth below does not address any U.S. federal non-income tax or any state, local or foreign tax consequences of the reverse stock split and does not address the tax consequences of any transaction other than the reverse stock split.

The reverse stock split is expected to qualify as a “recapitalization” within the meaning of Section 368(a) of the Code. Assuming the reverse stock split so qualifies, the following consequences will result:

•	no gain or loss will be recognized by DSS as a result of the reverse stock split;
•	a DSS stockholder generally will recognize no gain or loss upon the receipt of DSS Common Stock in the reverse stock split;
•	a DSS stockholder’s aggregate tax basis in the post-reverse stock split shares of DSS Common Stock received in the reverse stock split will be equal to the aggregate tax basis of the pre-reverse stock split shares of DSS Common Stock exchanged therefor; and
•	a DSS stockholder’s holding period of the post-reverse stock split shares of DSS Common Stock received in the reverse stock split will include such stockholder’s holding period of the pre-reverse stock split shares exchanged therefor.

DSS stockholders are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the reverse stock split in light of their personal circumstances and the consequences of the reverse stock split under U.S. federal non-income tax laws and state, local, and foreign tax laws.

No Appraisal Rights

Under the NYBCL, DSS stockholders are not entitled to appraisal rights with respect to the proposed amendment to the DSS Certificate to effect the reverse stock split and DSS will not independently provide the DSS stockholders with any such rights.

Required Vote; Recommendation of the DSS Board of Directors

The approval of this Reverse Stock Split Proposal will be necessary to enable the combined company to become listed on the NYSE MKT upon completion of the Merger, if DSS’s stock price remains below $3.00 per share prior to the Merger. On December 31, 2012, the closing price of DSS Common Stock was $2.17. If the DSS Common Stock continues to trade below $3.00 at the time of the Merger, DSS anticipates that it will need to undertake a reverse stock split.

Approval of this Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock outstanding and entitled to vote on the matter either in person or by proxy at the DSS special meeting. For purposes of the vote on this Reverse Stock Split Proposal, an abstention, a “broker non-vote,” or a failure to submit a proxy or vote at the DSS special meeting will have the same effect as voting “AGAINST” this Reverse Stock Split Proposal.

THE DSS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE REVERSE STOCK SPLIT PROPOSAL.

DSS Proposal No. 5: Approval of the Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan

General

The 2013 Employee, Director and Consultant Equity Incentive Plan, or the 2013 Plan, was approved by the DSS board of directors on November 20, 2012.

The 2013 Plan is being submitted to you for approval at the special meeting in order to ensure favorable federal income tax treatment for grants of incentive stock options under Section 422 of the Code and eligibility under Rule 162(m) of the Code to receive a U.S. federal income tax reduction with respect to compensation earned upon exercise of options under the 2013 Plan. Approval by DSS’s stockholders of the 2013 Plan is also required by the listing rules of the NYSE MKT.

The 2013 Plan replaces DSS’s Amended and Restated 2004 Employee Stock Option Plan and Amended and Restated 2004 Non-Executive Director Stock Option Plan which will be terminated with the remaining 1,490,916 and 313,000 authorized shares thereunder, respectively, cancelled if the stockholders approve the 2013 Plan.

The proposed number of shares subject to the 2013 Plan is 6,000,000.

Generally shares of common stock reserved for awards under the 2013 Plan that lapse or are canceled will be added back to the share reserve available for future awards. However, shares of common stock tendered in payment for an award or shares of common stock withheld for taxes will not be available again for grant. The 2013 Plan provides that no participant may receive awards for more than 1,000,000 shares of common stock in any fiscal year.

The DSS board of directors, the Compensation and Management Resources Committee and management all believe that the effective use of stock-based long-term incentive compensation is vital to DSS’s ability to achieve strong performance in the future. The 2013 Plan will maintain and enhance the key policies and practices adopted by DSS’s management and its board of directors to align employee and stockholder interests. In addition, DSS’s future success depends, in large part, upon DSS’s ability to maintain a competitive position in attracting, retaining and motivating key personnel. Accordingly, the DSS board of directors believes that approval of the 2013 Plan is in DSS’s best interests and those of its stockholders and recommends a vote “FOR” the approval of the 2013 Plan.

The following is a brief summary of the 2013 Plan. This summary is qualified in its entirety by reference to the text of the 2013 Plan, a copy of which is attached as Annex H to this proxy statement/prospectus.

Material Features of the 2013 Plan

Eligibility.  The 2013 Plan allows DSS, under the direction of its Compensation and Management Resources Committee, to make grants of stock options, restricted and unrestricted stock awards and other stock-based awards to employees, consultants and directors who, in the opinion of the Compensation and Management Resources Committee, are in a position to make a significant contribution to DSS’s long-term success. The purpose of these awards is to attract and retain key individuals, further align employee and stockholder interests, and to closely link compensation with DSS’s performance. The 2013 Plan provides an essential component of the total compensation package, reflecting the importance that DSS places on aligning the interests of key individuals with those of DSS stockholders. All employees, directors and consultants of DSS and its affiliates are eligible to participate in the 2013 Plan. As of December 31, 2012, there were 104 individuals eligible to participate.

Stock Options.  Stock options granted under the 2013 Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet those requirements. Incentive stock options may be granted to employees of DSS and its affiliates. Non-qualified options may be granted to employees, directors and consultants of DSS and its affiliates. The exercise price of a stock option may not be less than 100% of the fair market value of DSS common stock on the date of grant. If an incentive stock option is granted to an individual who owns more than 10% of the combined voting power of all classes of the DSS capital stock, the exercise price may not be less than 110% of the fair market value of DSS common stock on the date of grant and the term of the option may not be longer than five years.

Award agreements for stock options include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options will be exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for 12 months after termination of service on account of death or total and permanent disability

Restricted Stock.  Restricted stock is common stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a “restricted period” during which the grantee must satisfy certain vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited. During the restricted period, the holder of restricted stock has the rights and privileges of a regular stockholder, except that the restrictions set forth in the applicable award agreement apply. For example, the holder of restricted stock may vote and receive dividends on the restricted shares; but he or she may not sell the shares until the restrictions are lifted.

Other Stock-Based Awards.  The 2013 Plan also authorizes the grant of other types of stock-based compensation including, but not limited to stock appreciation rights, phantom stock awards, and stock unit awards.

Plan Administration.  In accordance with the terms of the 2013 Plan, the DSS board of directors has authorized its Compensation and Management Resources Committee to administer the 2013 Plan. In accordance with the provisions of the 2013 Plan, the Compensation and Management Resources Committee determines the terms of awards, including:

•	which employees, directors and consultants will be granted awards;
•	the number of shares subject to each award;
•	the vesting provisions of each award;
•	the termination or cancellation provisions applicable to awards; and
•	all other terms and conditions upon which each award may be granted in accordance with the 2013 Plan.

In addition, the Compensation and Management Resources Committee may, in its discretion, amend any term or condition of an outstanding award provided (i) such term or condition as amended is permitted by the 2013 Plan, and (ii) any such amendment shall be made only with the consent of the participant to whom such award was made, if the amendment is adverse to the participant; and provided, further, that, without the prior approval of our stockholders, options and stock appreciation rights will not be repriced, replaced or regranted through cancellation or by lowering the exercise price of a previously granted award.

Stock Dividends and Stock Splits.  If DSS common stock shall be subdivided or combined into a greater or smaller number of shares or if we issue any shares of common stock as a stock dividend, the number of shares of DSS common stock deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

Corporate Transactions.  Upon a merger or other reorganization event, the DSS board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2013 Plan, as to some or all outstanding awards:

•	provide that all outstanding options shall be assumed or substituted by the successor corporation;
•	upon written notice to a participant provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;
•	in the event of a merger pursuant to which holders of DSS common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of DSS common stock subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

•	provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

Amendment and Termination.  The 2013 Plan may be amended by DSS stockholders. It may also be amended by the DSS board of directors, provided that any amendment approved by the DSS board of directors which is of a scope that requires stockholder approval as required by the rules of the NYSE MKT, in order to ensure favorable federal income tax treatment for any incentive stock options under Code Section 422, or for any other reason, is subject to obtaining such stockholder approval. In addition, if the NYSE MKT amends its corporate governance rules so that such rules no longer require stockholder approval of “material amendments” of equity compensation plans, then, from and after the effective date of such an amendment to the NYSE MKT rules, no amendment of the 2013 Plan which (i) materially increases the number of shares to be issued under the 2013 Plan (other than to reflect a reorganization, stock split, merger, spin off or similar transaction); (ii) materially increases the benefits to participants, including any material change to: (a) permit a repricing (or decrease in exercise price) of outstanding options, (b) reduce the price at which awards may be offered, or (c) extend the duration of the 2013 Plan; (iii) materially expands the class of participants eligible to participate in the 2013 Plan; or (iv) expands the types of awards provided under the 2013 Plan shall become effective unless stockholder approval is obtained. The 2013 Plan expires on November 20, 2022.

U.S. Federal Income Tax Considerations

The material federal income tax consequences of the issuance and exercise of stock options and other awards under the 2013 Plan, based on the current provisions of the Code and regulations, are as follows. Changes to these laws could alter the tax consequences described below. This summary assumes that all awards granted under the 2013 Plan are exempt from or comply with, the rules under Section 409A of the Code related to nonqualified deferred compensation.

Incentive Stock Options:	Incentive stock options are intended to qualify for treatment under Section 422 of the Code. An incentive stock option does not result in taxable income to the optionee or deduction to DSS at the time it is granted or exercised, provided that no disposition is made by the optionee of the shares acquired pursuant to the option within two years after the date of grant of the option nor within one year after the date of issuance of shares to the optionee (referred to as the “ISO holding period”). However, the difference between the fair market value of the shares on the date of exercise and the option price will be an item of tax preference includible in “alternative minimum taxable income” of the optionee. Upon disposition of the shares after the expiration of the ISO holding period, the optionee will generally recognize long term capital gain or loss based on the difference between the disposition proceeds and the option price paid for the shares. If the shares are disposed of prior to the expiration of the ISO holding period, the optionee generally will recognize taxable compensation, and DSS will have a corresponding deduction, in the year of the disposition, equal to the excess of the fair market value of the shares on the date of exercise of the option over the option price. Any additional gain realized on the disposition will normally constitute capital gain. If the amount realized upon such a disqualifying disposition is less than fair market value of the shares on the date of exercise, the amount of compensation income will be limited to the excess of the amount realized over the optionee’s adjusted basis in the shares.
Non-Qualified Options:	Options otherwise qualifying as incentive stock options, to the extent the aggregate fair market value of shares with respect to which such options are first exercisable by an individual in any calendar year exceeds $100,000, and options designated as non-qualified options will be treated as options that are not incentive stock options.

A non-qualified option ordinarily will not result in income to the optionee or deduction to DSS at the time of grant. The optionee will recognize compensation income at the time of exercise of such non-qualified option in an amount equal to the excess of the then value of the shares over the option price per share. Such compensation income of optionees may be subject to withholding taxes, and a deduction may then be allowable to DSS in an amount equal to the optionee’s compensation income.
An optionee’s initial basis in shares so acquired will be the amount paid on exercise of the non-qualified option plus the amount of any corresponding compensation income. Any gain or loss as a result of a subsequent disposition of the shares so acquired will be capital gain or loss.
Stock Grants:	With respect to stock grants under the 2013 Plan that result in the issuance of shares that are either not restricted as to transferability or not subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of shares received. Thus, deferral of the time of issuance will generally result in the deferral of the time the grantee will be liable for income taxes with respect to such issuance. We generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
With respect to stock grants involving the issuance of shares that are restricted as to transferability and subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of the shares received at the first time the shares become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier. A grantee may elect to be taxed at the time of receipt of shares rather than upon lapse of restrictions on transferability or substantial risk of forfeiture, but if the grantee subsequently forfeits such shares, the grantee would not be entitled to any tax deduction, including as a capital loss, for the value of the shares on which he previously paid tax. The grantee must file such election with the Internal Revenue Service within 30 days of the receipt of the shares. DSS generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
Stock Units:	The grantee recognizes no income until the issuance of the shares. At that time, the grantee must generally recognize ordinary income equal to the fair market value of the shares received. DSS generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.

The amounts of future grants under the 2013 Plan are not determinable as awards under the 2013 Plan and will be granted at the sole discretion of the Compensation and Management Resources Committee, or other delegated persons and DSS cannot determine at this time either the persons who will receive awards under the 2013 Plan or the amount or types of any such awards.

On December 31, 2012, the closing market price per share of our common stock was $2.17, as reported by the NYSE MKT.

Required Vote; Recommendation of the DSS Board of Directors

The affirmative vote of the holders of a majority of the shares of DSS Common Stock present and entitled to vote on the matter either in person or by proxy at the DSS special meeting is required to approve the 2013 Equity Incentive Plan. Abstentions will be counted “AGAINST” this proposal.

THE DSS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE 2013 EQUITY INCENTIVE PLAN PROPOSAL.

DSS Proposal No. 6: Approval of the Adjournment of the DSS Special Meeting, if Necessary, to Solicit Additional Proxies if There Are Not Sufficient Votes in Favor of the DSS Proposals

DSS is asking its stockholders to vote on a proposal to approve the adjournment of the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of any of the DSS Proposals.

Required Vote; Recommendation of the DSS Board of Directors

Approval of the adjournment of the DSS special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of any of the DSS Proposals requires the affirmative vote of the holders of a majority of the shares of DSS Common Stock present and entitled to vote either in person or by proxy at the DSS special meeting. A “broker non-vote” or a failure to submit a proxy or vote at the DSS special meeting will have no effect on the outcome of the vote for this DSS Proposal No. 6. For purposes of the vote on this DSS Proposal No. 6, an abstention will have the same effect as a vote “AGAINST” such proposal.

THE DSS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT OF THE DSS SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF ANY OF THE DSS PROPOSALS.

DSS’S BUSINESS

Overview

Document Security Systems, Inc. (“DSS”) was formed in New York in 1984 and, in 2002, chose to strategically focus on becoming a developer and marketer of secure technologies. DSS specializes in fraud and counterfeit protection for all forms of printed documents and digital information. DSS holds numerous patents for optical deterrent technologies that provide protection of printed information from unauthorized scanning and copying. DSS operates three production facilities, a security and commercial printing facility, a packaging facility and a plastic card facility - where DSS produces secure and non-secure documents for DSS’s customers. DSS licenses its anti-counterfeiting technologies to printers and brand-owners. In addition, DSS has a digital division which provides cloud computing services for its customers, including disaster recovery, back-up and data security services.

Prior to 2006, DSS’s primary revenue source in its document security division was derived from the licensing of its technology. In 2006, DSS began a series of acquisitions designed to expand its ability to produce its products for end-user customers. In 2006, DSS acquired Plastic Printing Professionals, Inc. (“P3”), a privately held plastic cards manufacturer located in the San Francisco, California area. P3 is also referred to herein as the DSS Plastics Group. In 2008, DSS acquired substantially all of the assets of DPI of Rochester, LLC, a privately held commercial printer located in Rochester, New York, referred to herein as Secuprint or DSS Printing Group. In 2010, DSS acquired Premier Packaging Corporation (“Premier Packaging”), a privately held packaging company located in the Rochester New York area. Premier Packaging is also referred to herein as the DSS Packaging Group.

In October 2009, in an effort to focus more resources on DSS’s core businesses, DSS sold the assets and liabilities associated with the business of Legalstore.com (“Legalstore”), a part of one of DSS’s wholly-owned subsidiaries Lester Levin Inc. Legalstore was an internet company that sold legal documents and supplies. Legalstore was sold to Internet Media Services, Inc. (“Internet Media Services” or “IMS”) in exchange for 7,500,000 shares of common stock of Internet Media Services. In October 2010, DSS distributed its shares of Internet Media Services in the form of a dividend to the DSS stockholders.

In May 2011, DSS acquired all of the capital stock of ExtraDev, Inc. (“ExtraDev”), a privately held information technology and cloud computing company located in the Rochester, New York area. ExtraDev had approximately $837,000 in revenue for the calendar year ended December 31, 2010. ExtraDev is also referred to herein as the DSS Digital Group.

Effective January 16, 2012, the DSS board of directors amended its bylaws to increase the number of directors from seven to eight. On February 20, 2012, DSS appointed John Cronin to serve as a director to fill the vacancy created by such increase. Mr. Cronin became a director effective on February 21, 2012.

On February 20, 2012, as part of DSS’s long-term strategy to maximize the development and value of its intellectual property, DSS entered into an engagement letter with ipCapital Group, Inc. (“ipCapital”) for the provision of certain IP strategic consulting services to be performed by ipCapital during 2012. Also, on February 20, 2012, DSS entered into a second consulting agreement with ipCapital for the provision of strategic advice with respect to the development of DSS Digital Group’s infrastructure and cloud computing business.

On February 20, 2012, DSS entered into a one-year consulting agreement with Century Media Group for investor relations services, for the purpose of increasing DSS’s exposure to the investment community.

In 2011, DSS integrated its corporate brand and now does business in four operating segments as follows:

DSS Printing Group — Provides secure and commercial printing services for end-user customers along with technical support for DSS’s technology licensees. The division produces a wide array of printed materials such as security paper, vital records, prescription paper, birth certificates, receipts, manuals, identification materials, entertainment tickets, secure coupons, parts tracking forms, brochures, direct mailing pieces, catalogs, business cards, etc. The division also provides the basis of research and development for its security printing technologies.

DSS Plastics Group — Manufactures laminated and surface printed cards which can include magnetic stripes, bar codes, holograms, signature panels, invisible ink, micro fine printing, guilloche patterns, Biometric, Radio Frequency Identification (RFID) and watermarks for printed plastic documents such as ID cards, event badges, and driver’s licenses.

DSS Packaging Group — Produces custom paperboard packaging serving clients in the pharmaceutical, beverage, photo packaging, toy, specialty foods and direct marketing industries, among others. The division incorporates DSS’s security technologies into printed packaging to help companies prevent or deter brand and product counterfeiting.

DSS Digital Group — Provides data center centric solutions to businesses and governments delivered via the “cloud”. This division is also developing proprietary digital data security technologies based on DSS’s optical deterrent technologies.

DSS’s Core Products, Technology and Services

DSS’s core business is counterfeit prevention, brand protection and validation of authentic print media, including government-issued documents, aerospace industry spare parts documents, packaging, ID Cards and licenses. DSS believes it is a leader in the research and development of optical deterrent technologies and has commercialized these technologies with a suite of products that offer DSS’s customers an array of document security solutions. DSS provides document security technology to security printers, corporations, consumer product companies and governments worldwide, and for protection of currency, vital records and documents, certifications, travel documents, prescription and medical forms, consumer products, pharmaceutical packaging and school transcripts.

DSS’s products can be delivered on paper, plastic, packaging, or digitally via DSS’s AuthentiGuard® DXTM product suite. DSS believes that its continued efforts in the field of digital security and technology greatly expands the reach and potential market for its AuthentiGuard® DXTM digital products and enterprise solutions. DSS believes that its AuthentiGuard® DXTM solution significantly changes the economics of document security for many customers as it eliminates the requirement to utilize pre-printed forms while allowing customers to leverage existing investments in their information technology infrastructure.

Technologies

Optical deterrent features such as DSS’s are utilized mainly by the large worldwide security printers for the protection of important printed documents, such as currency, vital records, and identification documents. Many of these features such as micro-printing were developed pre-1980 as they were designed to be effective on the imaging devices of the day which were mainly photography mechanisms. With the advent of modern day scanners, digital copiers, digital cameras and easy to use imaging software such as Adobe Photoshop many of the pre-1980 optical deterrents such as micro-printing are no longer used or are much less effective in the prevention of counterfeiting.

Unlike some of its competitors, DSS technologies are developed to defeat today’s modern imaging systems. Almost all of DSS’s products and processes are built to thwart scanners and digital copiers and DSS believes that its products are the most effective in doing so in the market today. In addition, DSS’s technologies do not require expensive hardware or software add-ons to authenticate a document, but instead require simple, inexpensive hand-held readers which can be calibrated to particular hidden design features. DSS’s technologies are literally ink on paper that is printed with a particular method to hide selected things from a scanner’s “eye” or distort what a scanner “sees.” These attributes make DSS’s anti-scanning technologies very cost effective versus other current offerings on the market since DSS’s technologies are imbedded during the normal printing process, thereby significantly reducing the costs to implement the technologies.

DSS’s primary anti-counterfeiting products and technologies are marketed under the following trade names:

•	AuthentiGuardTM DXTM
•	AuthentiGuard® Laser MoiréTM
•	AuthentiGuard® PrismTM

•	AuthentiGuard® Pantograph 4000TM
•	AuthentiGuard® PhantomTM
•	AuthentiGuard® VeriGlowTM
•	AuthentiGuard® Survivor 21TM
•	AuthentiGuard® Block-OutTM
•	AuthentiGuard® MicroPerfTM

Intellectual Property

Patents

DSS’s ability to compete effectively depends in part on its ability to maintain the proprietary nature of its technology, products and manufacturing processes. DSS principally relies upon patent, trademark, trade secrets and contract law to establish and protect its proprietary rights. During its development, DSS has expended a significant percentage of its resources on research and development in an effort to become a market leader with the ability to provide its customers effective solutions against an ever changing array of counterfeit risks. DSS’s position in the security print market is based on its technologies and products. DSS dedicates two staff members to research and development of print technologies, digital graphic files, and printing techniques that allows it to expand its ability to combat a wide variety of counterfeiting and brand protection issues. In 2011 and 2010, DSS spent approximately $285,000 and $265,000 respectively, on research and development which is comprised mainly of compensation costs, materials and third-party services.

Based largely on these efforts, DSS currently holds numerous patents and has numerous patent applications in process, including provisional and Patent Cooperation Treaty (“PCT”) patent applications and applications that have entered the National Phase in various countries including the United States, Canada, Europe, Japan, Brazil, Israel, Mexico, Indonesia and South Africa. These applications cover DSS’s technologies, including its AuthentiGuard® On-Demand and ADX, AuthentiGuard® PrismTM, AuthentiGuard® PhantomTM, AuthentiGuard® ObscuraScanTM, AuthentiGuard® Survivor 21TM, AuthentiGuard® VeriGlowTM products, and several other anti-counterfeiting and authentication technologies in development. DSS’s issued patents have remaining durations ranging from 2 to 15 years.

Trademarks

DSS has registered its “AuthentiGuard” mark, as well as its “Survivor 21” electronic check icon with the United States Patent and Trademark Office. A trademark application is pending in Canada for “AuthentiGuard.” AuthentiGuard® is registered in several European countries including the United Kingdom. DSS has registered its “DSS” mark in the United States and several foreign countries.

Websites

The primary website DSS maintains is www.dsssecure.com, which describes DSS, its history, its patented document security solutions, its major product offerings, and its targeted vertical markets. The website provides detailed product offerings of each of DSS’s divisions — Printing, Packaging, Plastics and Digital. In addition, DSS maintains the website www.protectedpaper.com, an e-commerce site that markets and sells DSS’s patented security paper, hand-held security verifiers and custom security documents to end users worldwide. In addition to the active websites, DSS owns over 40 domain names for future use or for strategic competitive reasons.

Markets and Competition

The security print market is comprised of a few very large companies and an increasing number of small companies with specific technology niches. The expansion of this market is primarily due to the fact that counterfeiting has expanded significantly as advancing technologies in digital duplication and scanning combined with increasingly sophisticated design software has enabled easier reproduction of original documents, vital records and IDs, packaging, and labels. DSS’s competitors include Standard Register Company, which specializes in printing security technologies for the check and forms and medical industries; and De La Rue Plc, that specializes in printing secure currency, tickets, labels, lottery tickets and vital records for governments and Fortune 500 companies. Large Office Equipment Manufacturers, called OEMs, such as Sharp, Xerox Canon, Ricoh, Hewlett Packard and Eastman Kodak are developing “smart copier” technology that recognizes particular graphical images and produces warning words or distorted copies. Some of the OEMs are also developing user assigned and variable pantograph “hidden word” technologies in which users can assign a particular hidden word in copy, such as “void” that is displayed when a copy of such document is made. In addition, other competing hidden word technologies are being marketed by competitors such as NoCopi Technologies which sells and markets secure paper products, and Graphic Security Systems Corporation, which markets scrambled indicia.

The commercial printing industry in the US includes around 35,000 companies with approximately $90 billion of aggregate annual revenue (Source: http://www.firstresearch.com/industryanalysis/ commercialprinting.html). Several competitors such as RR Donnelley and Canadian printer Quebecor World have multibillion dollar revenues, but DSS believes most printers considered “large” have annual revenues under $1 billion and the majority of commercial printers are small or midsized businesses that operate one production plant, employ fewer than 20 people, and have annual revenue under $5 million. Despite continuing consolidation, the industry is highly fragmented; the largest 50 companies hold only about 30 percent of the market. DSS competes primarily with locally-based printing companies in the Rochester and Western New York markets. Most of DSS’s competitors in these markets are privately-held, single location operations.

DSS’s plastics division competes with several regional companies including Bristol ID, AbNote (formerly Arthur Blanks), LaserCard Corporation and L-1 Identity Solutions. DSS’s plastics division primarily delivers its products through a dealer network, but also provides products to end-user customers. Competition in the plastic card industry is primarily based on production capabilities based on specialized equipment, geographic location, quality and service. In addition, competition is increasingly influenced by proprietary or niche offerings provided by competitors, such as RFID, biometric, read-write, and security features built-into the plastic card.

DSS’s packaging division competes with a significant number of national, regional and local companies, many of which are independent and privately-held. The largest competitors in this market are primarily focused on the long-run print order market. They include large integrated paper companies such as Rock-Tenn Company, Caraustar Industries, Inc., Graphic Packaging Holding Company and Mead Westvaco.

In general, changes in prevailing United States economic conditions significantly impact the general commercial printing industry. To the extent weakness in the United States economy causes local and national corporations to reduce their spending on advertising and marketing materials, the demand for commercial printing services may be adversely affected.

Customers

During 2011, one customer accounted for 19% of DSS’s consolidated revenue. As of December 31, 2011, this customer accounted for 18% of DSS’s trade accounts receivable balance. During 2010, two customers accounted for 25% and 10% of DSS’s total revenue from continuing operations, respectively. As of December 31, 2010, these customers accounted for 37% and 7% of DSS’s trade accounts receivable balance, respectively.

Raw Materials

The primary raw materials DSS uses in its businesses are paper corrugated paperboard, plastic sheets, and ink. DSS negotiates with leading suppliers to maximize its purchasing efficiencies and uses a wide variety of paper grades, formats, ink formulations and colors. Recent strengthening of economic conditions, combined with paper industry capacity reductions, have caused paper and paperboard prices to increase in 2011, and DSS believes increases in future years are expected. Except for certain packaging customers where DSS enters into annual contracts, for which changes in paperboard pricing is absorbed by DSS, DSS has historically passed substantially all increases and decreases to its customers, although there can be no assurances that DSS will continue to do so in the future.

Environmental Compliance

It is DSS’s policy to conduct its operations in accordance with all applicable laws, regulations and other requirements. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that DSS may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect on DSS’s consolidated annual results of operations, financial position or cash flows.

Employees

As of December 31, 2012, DSS had a total of 107 employees, all of which are full-time. It is important that DSS continues to retain and attract qualified management and technical personnel. DSS employees are not covered by any collective bargaining agreement, and DSS believes that its relations with its employees are generally good.

Government Regulation

In light of the events of September 11, 2001 and the subsequent war on terrorism, governments, private entities and individuals have become more aware of, and concerned with, the problems related to counterfeit documents. Homeland Security remains a high priority in the United States. This new heightened awareness may result in new laws or regulations which could impact DSS’s business. DSS believes, however, that any such laws or regulations would be aimed at requiring or promoting anti-counterfeiting capabilities, and therefore would likely have a positive impact on its business plans. For example, in 2007, federal legislation was enacted that required hospitals, physicians and pharmacies to use tamperproof paper to fill all Medicaid prescriptions. Initially, the requirement, which was part 7002(b) of the “U.S. Troop Readiness, Veterans’ Care, Katrina Recovery and Iraq Accountability Appropriations Act of 2007”, was effective April 1, 2008.

Document Security Systems plays an active role with the Document Security Alliance group, as one of DSS’s senior management members sits on various committees of that group and has been involved in design recommendations for important United States documents. This group of security industry specialists was formed by the United States Secret Service to evaluate and recommend security solutions to the federal government for the protection of credentials and vital records.

DSS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion of DSS’s financial condition and results of operations should be read together with the financial statements and notes contained elsewhere in this proxy statement/prospectus. Certain statements in this section and other sections are forward-looking. While DSS believes these statements are accurate, its business is dependent on many factors, some of which are discussed the section entitled “Risk Factors” and DSS’s Business. Many of these factors are beyond DSS’s control and any of these and other factors could cause actual results to differ materially from the forward-looking statements made in this proxy statement/prospectus. See the section entitled “Risk Factors” for further information regarding these factors. DSS undertakes no obligation to release publicly the results of any revisions to the statements contained in this section to reflect events or circumstances that occur subsequent to the date of this proxy statement/prospectus.

DSS was formed in New York in 1984 and, in 2002, chose to strategically focus on becoming a developer and marketer of secure technologies. DSS specializes in fraud and counterfeit protection for all forms of printed documents and digital information. DSS holds numerous patents for optical deterrent technologies that provide protection of printed information from unauthorized scanning and copying. DSS operates three production facilities — a security and commercial printing facility, a packaging facility and a plastic card facility — where DSS produces secure and non-secure documents for its customers. DSS licenses its anti-counterfeiting technologies to printers and brand-owners. In addition, DSS has a digital division which provides cloud computing services for its customers, including disaster recovery, back-up and data security services.

Prior to 2006, DSS’s primary revenue source in its document security division was derived from the licensing of its technology. In 2006, DSS began a series of acquisitions designed to expand its ability to produce its products for end-user customers. In 2006, DSS acquired P3, a privately held plastic cards manufacturer located in the San Francisco, California area. P3 is also referred to herein as the DSS Plastics Group. In 2008, DSS acquired substantially all of the assets of DPI of Rochester, LLC, a privately held commercial printer located in Rochester, New York, referred to herein as Secuprint or DSS Printing Group. In 2010, DSS acquired Premier Packaging, a privately held packaging company located in the Rochester, New York area. Premier Packaging is also referred to herein as the DSS Packaging Group.

In October 2009, in an effort to focus more resources on its core businesses, DSS sold the assets and liabilities associated with the business of Legalstore, an internet company that sold legal documents and supplies, to Internet Media Services in exchange for 7,500,000 shares of common stock of Internet Media Services. In October 2010, DSS distributed its shares of Internet Media Services in the form of a dividend to DSS’s stockholders.

In May 2011, DSS acquired all of the capital stock of ExtraDev, a privately held information technology and cloud computing company located in the Rochester, New York area. ExtraDev had approximately $837,000 in revenue for the calendar year ended December 31, 2010. ExtraDev is also referred to herein as the DSS Digital Group.

Effective January 16, 2012, DSS’s board of directors amended its bylaws to increase the number of directors from seven to eight. On February 20, 2012, DSS appointed John Cronin to serve as a director to fill the vacancy created by such increase. Mr. Cronin became a director effective on February 21, 2012.

On February 20, 2012, as part of its long-term strategy to maximize the development and value of its intellectual property, DSS entered into an engagement letter with ipCapital for the provision of certain IP strategic consulting services to be performed by ipCapital during 2012. Also, on February 20, 2012, DSS entered into a second consulting agreement with ipCapital for the provision of strategic advice with respect to the development of DSS Digital Group’s infrastructure and cloud computing business.

In 2011, DSS integrated its corporate brand and now do business in four operating segments as follows:

DSS Printing Group — Provides secure and commercial printing services for end-user customers along with technical support for DSS’s technology licensees. The division produces a wide array of printed materials such as security paper, vital records, prescription paper, birth certificates, receipts, manuals, identification materials, entertainment tickets, secure coupons, parts tracking forms, brochures, direct mailing pieces, catalogs, business cards, etc. The division also provides the basis of research and development for its security printing technologies.

DSS Plastics Group — Manufactures laminated and surface printed cards which can include magnetic stripes, bar codes, holograms, signature panels, invisible ink, micro fine printing, guilloche patterns, Biometric, RFID and watermarks for printed plastic documents such as ID cards, event badges, and driver’s licenses.

DSS Packaging Group — Produces custom paperboard packaging serving clients in the pharmaceutical, beverage, photo packaging, toy, specialty foods and direct marketing industries, among others. The division incorporates DSS’s security technologies into printed packaging to help companies prevent or deter brand and product counterfeiting.

DSS Digital Group — Provides data center centric solutions to businesses and governments delivered via the “cloud”. This division is also developing proprietary digital data security technologies based on DSS’s optical deterrent technologies.

Results of Operations for the Three and Nine Months Ended September 30, 2012 Compared to the Three and Nine Months Ended September 30, 2011

This discussion should be read in conjunction with the financial statements and footnotes contained in this quarterly report and in our Annual Report on Form 10-K for the year ended December 31, 2011.

Revenue

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	% change	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	% change
Revenue
Printing	$693,000	$832,000	-17%	$2,214,000	$2,342,000	-5%
Packaging	2,188,000	1,576,000	39%	5,858,000	3,796,000	54%
Plastic IDs and cards	774,000	757,000	2%	2,254,000	2,087,000	8%
Licensing and digital solutions	509,000	451,000	13%	1,340,000	952,000	41%
Total Revenue	$4,164,000	$3,616,000	15%	$11,666,000	$9,177,000	27%

For the three months ended September 30, 2012, revenue was $4.2 million, an increase of $548,000, or 15% from the three months ended September 30, 2011. The revenue increase was primarily due to increases in packaging and licensing and digital solutions revenues. DSS’s packaging group saw increased order activity from its largest customers during the quarter while DSS’s licensing and digital solutions sales reflected increased usage of DSS’s security technology from its licensees. For the first nine months of 2012, revenue has increased 27% over the first nine months in 2011, primarily due to the 54% increase in DSS’s packaging group’s sales along with a 41% increase in revenue from DSS’s technology licensing and digital solutions groups, which was primarily the result of DSS’s acquisition of ExtraDev in May of 2011.

Cost of Revenue and Gross Profit

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	% change	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	% change
Costs of revenue
Printing	$429,000	$699,000	-39%	$1,568,000	$2,083,000	-25%
Packaging	1,640,000	1,125,000	46%	4,471,000	2,763,000	62%
Plastic IDs and cards	433,000	454,000	-5%	1,263,000	1,231,000	3%
Licensing and digital solutions	139,000	68,000	104%	256,000	87,000	194%
Total cost of revenue	2,641,000	2,346,000	13%	7,558,000	6,164,000	23%
Gross profit
Printing	264,000	133,000	98%	646,000	259,000	149%
Packaging	548,000	451,000	22%	1,387,000	1,033,000	34%
Plastic IDs and cards	341,000	303,000	13%	991,000	856,000	16%
Licensing and digital solutions	370,000	383,000	-3%	1,084,000	865,000	25%
Total gross profit	$1,523,000	$1,270,000	20%	$4,108,000	$3,013,000	36%
Gross profit percentage	37%	35%	6%	35%	33%	6%

For the three months ended September 30, 2012, gross profit increased 20% to $1,523,000 as compared to the three months ended September 30, 2011. The increase in gross profit was primarily due a 98% increase in gross profits in DSS’s printing group, which benefited from a favorable product sales mix as DSS focused on higher margin projects, along with a 22% increase in gross profits in DSS’s packaging group.

For the first nine months of 2012, DSS’s gross profit has increased 36% over the first nine months of 2011. DSS saw a significant increase in gross profits from its printing groups as it has benefited from a lower cost structure and a more favorable product mix. In addition, each of DSS’s packaging and plastics groups realized gross profit gains as a result of their revenue gains. Finally, gross profits from licensing and digital solutions sales increased 25% primarily due to the addition of gross profits from DSS’s acquisition of ExtraDev, which occurred in May 2011.

Operating Expenses

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	% change	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	% change
Operating Expenses
Sales, general and administrative compensation	$1,065,000	$1,080,000	-1%	$3,176,000	$2,684,000	18%
Professional Fees	594,000	219,000	171%	968,000	582,000	66%
Sales and marketing	67,000	127,000	-47%	234,000	413,000	-43%
Rent and utilities	140,000	195,000	-28%	438,000	547,000	-20%
Other	208,000	212,000	-2%	699,000	575,000	22%
	2,074,000	1,833,000	13%	5,515,000	4,801,000	15%
Other Operating Expenses
Non-production depreciation and amortization	33,000	31,000	6%	97,000	94,000	3%
Research and development, including research and development costs paid by equity instruments	174,000	83,000	110%	545,000	208,000	162%
Stock based compensation	196,000	114,000	72%	449,000	319,000	41%
Amortization of intangibles	76,000	71,000	7%	228,000	205,000	11%
	479,000	299,000	60%	1,319,000	826,000	60%
Total Operating Expenses	$2,553,000	$2,132,000	20%	$6,834,000	$5,627,000	21%

Sales, general and administrative compensation costs, excluding stock base compensation, increased in 2012 as compared to 2011 primarily due to the addition of employees as a result of DSS’s acquisition of its cloud computing division in May 2011, offset by reductions of personnel in DSS’s printing and packaging divisions.

Professional fees during the three and nine months ended September 30, 2012 increased from the corresponding 2011 periods due to an increase in intellectual property consulting and investor relations costs, and approximately $461,000 of legal, accounting and consulting fees incurred in the third quarter of 2012 associated with DSS’s proposed merger with Lexington.

Sales and marketing costs during the three and nine months ended September 30, 2012 decreased from the corresponding periods of 2011, as DSS significantly decreased its marketing costs, including costs incurred during 2011 to redesign DSS’s logo, websites, sales collateral and trade-show booths, which did not re-occur in 2012.

Rent and utilities expenses in 2012 have decreased due to the elimination of rent at DSS’s packaging division as a result of that division’s purchase of its facility in August 2011, offset by an increase in rent due to DSS’s acquisition of ExtraDev in May 2011.

Other operating expenses consists primarily of equipment maintenance and repairs, office supplies, IT support, bad debt expense and insurance costs. Other expenses for the first nine months of 2012 include a one-time placement agent fee related to the placement of a convertible note and subsequent conversion in March 2012.

Research and development costs consist primarily of compensation costs for research personnel, third-party research costs, and consulting costs. During the three and nine months ended September 30, 2012, DSS’s research and development costs increased 110% and 162%, respectively, primarily due to payments and stock based compensation costs for warrants issued to ipCapital, a third party consulting firm assisting DSS with its goal of increasing its intellectual property portfolio of patents and trade secrets in the security field. DSS expects to continue to see a significant increase in research and develop costs over the next 12 to 18 months which DSS hopes will result in an increase in security product and licensing sales, and an increase in the value of its patent asset portfolio.

Stock based compensation includes expense charges for all stock based awards to employees, directors and consultants, except for stock based compensation allocated to research and development. Such awards include option grants, warrant grants, and restricted stock awards. Stock based compensation for the three months ended September 30, 2012 increased 72% from the three months ended September 30, 2011, primarily due to the estimated value of warrants issued in February 2012 to DSS’s investor relations provider and warrants issued to a consultant in July 2012.

Amortization of intangibles expense increases in 2012 compared to 2011 are due to the increase in DSS’s other intangible asset basis due to the acquisition of ExtraDev in May 2011.

Other Income and Expenses

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	% change	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	% change
Other income (expense):
Change in fair value of derivative liability	$—	$—	—	$—	$361,000	-100%
Interest expense	(51,000)	(61,000)	-16%	(177,000)	(170,000)	4%
Amortizaton of note discount	(11,000)	—	100%	(249,000)	—	100%
Other income (expense), net	$(62,000)	$(61,000)	2%	$(426,000)	$191,000	-323%

Amortization of note discount On February 29, 2012, DSS entered into a convertible note. The holder of the note had the right to convert the principal and any interest due under the note into shares of DSS’s common stock at a conversion price of $3.30 per share. In conjunction with this conversion option, DSS recorded a beneficial conversion feature of approximately $216,000 which DSS will expense over the term of the note. In March 2012, the holder exercised the conversion option on the note. Pursuant to the conversion, DSS issued an aggregate of 175,710 shares of its common stock to the holder for full payment of note and accrued interest. In conjunction with the conversion, DSS recorded a note discount amortization expense of the entire $216,000 of remaining unamortized debt discount expense during the first quarter of 2012.

Change in fair value of derivative liability In late 2010, DSS issued various financial instruments to an investor in connection with a stock purchase agreement, which contained certain provisions that resulted in a derivative liability. On February 18, 2011 DSS entered into certain amendments with the investor for the purpose of modifying the terms of the financial instruments that among other things eliminated the provisions of the warrants that had created the derivative liabilities. As a result, DSS determined the fair value of the derivative liability as of the modification date of February 18, 2011 and recorded the change in fair value of the derivative liability since December 31, 2010 of $360,922 in the statement of operations.

Net Loss and Loss per Share

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	% change	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	% change
Net loss	$(1,096,000)	$(757,000)	45%	$(3,165,000)	$(2,267,000)	40%
Net loss per share, basic and diluted	$(0.05)	$(0.04)	25%	$(0.15)	$(0.12)	25%
Weighted average common shares outstanding, basic and diluted	20,822,351	19,474,173	7%	20,536,448	19,435,930	6%

During the three months ended September 30, 2012, DSS had a net loss of $1,096,000, representing a 45% increase from the net loss during the three months ended September 30, 2011. The increase in net loss was significantly impacted by $461,000 of expenses incurred by DSS during the 2012 for legal, accounting and consulting costs associated with DSS’s proposed merger with Lexington. Absent these costs, net loss would have been approximately $635,000 during the three months ended September 30, 2012, a 16% improvement from the three months ended September 30, 2011, and reflect the 20% increase in gross profits during the quarter along with a decrease in most operating expense categories.

During the nine months ended September 30, 2012, DSS had a net loss of $3,165,000 representing a 40% increase from the net loss during the nine months ended September 30, 2011. The increase in net loss was primarily due to three items: 1) $227,000 amortization of note discount expense recorded in the first quarter of 2012; 2) a $361,000 one-time other income recorded in the first quarter of 2011 due to a change in the fair value of a derivative liability; and 3) the $461,000 of expenses incurred by DSS during the third quarter of 2012 for legal, accounting and consulting costs associated with DSS’s proposed merger with Lexington. These three items in aggregate amounted to $1,049,000. Absent these items, net loss during the first nine months of 2012 would have decreased approximately 7%.

Results of Operations for the Fiscal Years Ended December 31, 2011 and 2010

Revenue

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change
Revenue
Printing	$3,227,000	$4,697,000	-31%
Packaging	5,940,000	5,753,000	3%
Plastic IDs and cards	2,769,000	2,291,000	21%
Licensing and digital solutions	1,447,000	641,000	126%
Total Revenue	$13,383,000	$13,382,000	0%

Revenue — For the year ended December 31, 2011, revenue was approximately $13.4 million, nearly identical to revenue for the year ended December 31, 2010. Printing revenue declined 31% which was primarily the result of a significant decline in external sales at DSS’s commercial printing division, driven by the general decline in DSS’s commercial printing business that began in the second half of 2010 caused by the loss of a large direct mail customer along with a strategic reduction in the level of low profit margin commercial printing that DSS has determined does not fit its long-term business model. In addition, DSS increased the usage of its production capacity for the internal printing for its packaging division.

DSS’s packaging revenue increased 3% during 2011 as compared to 2010 while DSS’s plastics division revenue increased 21%. Packaging revenue increased as a result of 12 months of revenue being recognized in 2011 compared to approximately ten and a half months in 2010. Plastics division sales benefited from increases in sales of higher priced cards such as RFID cards and secure driver’s licenses. DSS’s technology licensing and digital solutions sales reflect approximately $666,000 in sales from DSS’s acquisition of ExtraDev in May 2011. Otherwise, technology licensing revenue increased 21% in 2011 as compared to 2010.

Gross profit

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change
Costs of revenue
Printing	$2,928,000	$3,799,000	-23%
Packaging	4,431,000	4,387,000	1%
Plastic IDs and cards	1,698,000	1,505,000	13%
Licensing and digital solutions	154,000	5,000	2980%
Total cost of revenue	9,211,000	9,696,000	-5%
Gross profit
Printing	299,000	898,000	-67%
Packaging	1,509,000	1,366,000	10%
Plastic IDs and cards	1,071,000	786,000	36%
Licensing and digital solutions	1,293,000	636,000	103%
Total gross profit	$4,172,000	$3,686,000	13%

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change
Gross profit percentage:	31%	28%	11%

Gross Profit — Costs of revenue decreased 5% in 2011 as compared to 2010 as a result of reduced equipment leasing costs and a general reduction in costs of sales due to an improvement in the mix of product sales during 2011, as DSS focused on higher margin sale opportunities, and due to lower labor costs at DSS Printing. As a result, gross profit increased 13% during 2011. The increase in gross profit was primarily due to the significant increases in gross profits in DSS’s packaging and plastics divisions due to favorable product sales mixes for each, along with a decrease in equipment lease costs which further favorably impacted the Plastics division. These increases were partially offset by a 67% decrease in gross profits from DSS’s printing division, which reflects the impact of the significant declines in commercial printing revenues causing fixed costs of sales to be a much larger percentage of cost of sales than comparable 2010 levels. Gross profits from licensing and digital sales increased 103% primarily due to the addition of gross profits from DSS’s new acquisition, ExtraDev, which occurred in May 2011.

Operating Expenses

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change
Operating Expenses
Sales, general and administrative compensation	$3,782,000	$3,431,000	10%
Professional Fees	758,000	603,000	26%
Sales and marketing	519,000	238,000	118%
Research and development	285,000	265,000	8%
Rent and utilities	693,000	659,000	5%
Other	803,000	642,000	25%
	6,840,000	5,838,000	17%
Other Operating Expenses
Depreciation and software amortization	123,000	140,000	-12%
Stock based compensation	399,000	423,000	-6%
Impairment of patents	—	377,000	-100%
Amortization of intangibles	284,000	803,000	-65%
	806,000	1,743,000	-54%
Total Operating Expenses	$7,646,000	$7,581,000	1%

Sales, general and administrative compensation — costs were 10% higher during 2011 as compared to 2010 which reflect additions in sales and marketing personnel made during 2011 along with the addition of seven people from DSS’s digital division.

Professional fees — increased 26% during 2011 primarily due to increases in consulting fees, investor relations costs and legal fees.

Sales and marketing — increased 118% during 2011 as DSS incurred increased travel and entertainment costs associated with a larger direct sales force, increased costs associated with internet based advertising, and higher costs due to an increase in trade show presence.

Research and development — costs consist primarily of compensation costs for research personnel and direct costs for the use of third-party printers’ facilities to test DSS’s technologies on equipment that DSS does not have access to internally. Research and development costs increased due to an increase in compensation costs.

Rent and utilities — expenses have increased primarily as a result of the acquisition of ExtraDev in May 2011. In addition, in September 2011, DSS purchased its packaging division building which reduced rent expense for that division.

Other — operating expenses are primarily equipment maintenance and repairs, office supplies, IT support, bad debt expense and insurance costs. Other expenses increased in 2011 as compared to 2010 primarily due to a $215,000 reversal of expense which had occurred during the third quarter of 2010 which did not occur in the third quarter of 2011. Otherwise, other operating expenses decreased approximately 7% during 2011.

Stock based compensation — includes expense charges for all stock based awards to employees, directors and consultants. Such awards include option grants, warrant grants, and restricted stock awards. Stock based compensation in 2011 was approximately $399,000 as compared to $423,000 in 2010 due to a general reduction in the fair value of awards made in previous periods.

Impairment of patent — $377,000 was recognized in 2010 as a result of adverse decisions in DSS’s patent infringement case against the ECB which caused DSS to reduce the estimated cash flows that supported DSS’s capitalized patent acquisition based intangible asset.

Amortization of intangibles — expense decreased 65% in 2011 as compared to 2010 due to the reduction in DSS’s net capitalized patent acquisition and defense costs asset and completion of amortization of intangibles in the Plastics division early in 2011, offset by increases in intangible asset amortization as a result of the acquisition of other intangible assets in conjunction with DSS’s acquisition of ExtraDev in May 2011.

Other Income and expenses

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change
Other income (expense):
Change in fair value of derivative liability	$361,000	$—	100%
Interest expense	(259,000)	(290,000)	-11%
Amortization of note discount	—	(420,000)	-100%
Loss in equity investment	—	(121,000)	-100%
Other income	—	143,000	-100%
Other income (expense), net	$102,000	$(688,000)	-115%

Change in fair value of derivative liability — in late 2010, DSS issued various financial instruments to an investor in connection with a stock purchase agreement which contained certain provisions that resulted in a derivative liability. On February 18, 2011 DSS entered into certain amendments with the investor for the purpose of modifying the terms of the financial instruments that among other things eliminated the provisions of the financial instruments that had created the derivative liabilities. As a result, DSS determined the fair value of the derivative liability as of the modification date of February 18, 2011 and recorded the change in fair value of the derivative liability from December 31, 2010 of $360,922 in the statement of operations.

Interest expense — during 2011, interest expense decreased as a result of a decreased in interest rates achieved by DSS due to the refinancing and paydowns of certain debts during 2011, with the highest rates of interest.

Amortization of note discount — during 2009, DSS entered into two convertible notes that had conversion features at below fair value and therefore, a beneficial conversion feature. Accordingly, DSS determined that a total of approximately $420,000 of note discount had been created as a result of the beneficial conversion features and a warrant issued with the debt. DSS was amortizing this expense over the expected life of the convertible notes. On November 29, 2010, the holder exercised the conversion feature of the $350,000 Convertible Note for 218,750 shares of common stock, par value $0.02 which retired the debt in full. In conjunction with the conversion, DSS recognized approximately $63,000 of note discount expense. On December 24, 2010, the holder of the note exercised the conversion feature of the $450,000 Convertible Note for 260,116 shares of common stock, par value $0.02 which retired the debt in full. In conjunction with the conversion, DSS recognized approximately $200,000 of note discount expense. There was no note discount expense in 2011.

Loss in equity investment — DSS recognized gains or losses on its investment in Internet Media Services, the entity that purchased Legalstore from DSS in October 2009 under the equity method of accounting for investments. During 2010, DSS recorded a cumulative loss in its investment of $121,000. On September 23, 2010, DSS’s board of directors declared a dividend pursuant to which DSS distributed to its stockholders of record on October 8, 2010 on a pro-rata basis an aggregate of 7,500,000 shares of common stock of Internet Media Services. As a result, DSS has recorded a dividend of approximately $229,000 which was the book value of the investment as of September 23, 2010.

Other Income — in March 2010, DSS received notification that it was due approximately $143,000 for New York State Qualified Emerging Technology Company (“QETC”) refundable tax credits for the tax year ended 2008 which DSS received in April 2010. DSS did not receive any QETC refundable tax credits during 2011.

Income Taxes

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change
Income tax benefit, net	(150,000)	(1,122,000)	-87%

While DSS did not have taxable income during 2011 and 2010, respectively, DSS did recognize deferred tax benefits associated with acquisitions made during each period. In 2011, DSS recognized a $169,000 deferred tax benefit during 2011. As a result of its acquisition of ExtraDev a temporary difference between the book fair value and tax basis for the equipment and other intangible assets acquired was created resulting in a deferred tax liability and additional goodwill. With the increase in deferred tax liability DSS reduced the deferred tax asset valuation account and recognized a deferred tax benefit. DSS recognized a $1,141,000 deferred tax benefit during 2010. As a result of its acquisition of Premier Packaging a temporary difference between the book fair value and tax basis for the equipment and other intangible assets acquired was created resulting in a deferred tax liability and additional goodwill. With the increase in deferred tax liability DSS reduced the deferred tax asset valuation account and recognized a deferred tax benefit.

Net Loss and Loss Per Share

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change
Net loss	$(3,222,000)	$(3,463,000)	-7%
Net loss per share, basic and diluted	$(0.17)	$(0.20)	-15%
Weighted average common shares outstanding, basic and diluted	19,454,046	17,755,141	10%

During 2011, DSS had a net loss of $3,222,000, representing a 7% decrease from the net loss of 2010. The decrease in net loss was primarily the result of an increase in DSS’s gross profit due to an improved product sales mix and an increase in net other income, offset by an increase in operating expenses and a significant decrease in deferred tax benefit. Without the impact of the difference in deferred tax benefit between 2011 and 2010, DSS’s net loss would have reflected a year over year decrease of approximately 27%.

Liquidity and Capital Resources

DSS has historically met its liquidity and capital requirements primarily through the private placement of equity securities and debt financings. As of September 30, 2012, DSS had cash of approximately $1.0 million. In addition, DSS had approximately $580,000 available to its Packaging and Digital division under revolving credit lines.

During the first nine months of 2012, DSS increased its cash position and reduced its debt by selling shares of its common stock and issuing shares of its common stock pursuant to debt conversions and warrant exercises. On February 13, 2012, DSS sold 967,740 shares of common stock for net proceeds of approximately $2,700,000 in a private placement of equity. On February 29, 2012, DSS entered into an agreement whereby an existing commercial term note in the original principal amount of $650,000 was sold and transferred to an investor for a purchase price of $578,396, the outstanding principal at the time of the sale. In connection with the sale and transfer of the commercial term note, DSS agreed to structure the note as a convertible note at a conversion price of $3.30 per share. In March 2012, the holder converted the full amount of the remaining indebtedness under the note, in exchange for 175,710 shares of DSS’s common stock, and the note was retired. In July 2012, DSS received approximately $500,000 from the exercise of warrants. In addition, in October 2012, DSS sold 833,651 shares of common stock for net proceeds of approximately $2,500,000 in a private placement of equity.

Operating Cash Flow — During the first nine months of 2012, DSS used approximately $2,080,000 of cash for operations, a 3% increase from DSS’s use of cash for operations during the first nine months of 2011, which generally reflect a difference in the timing of cash flows from accounts receivables and an increase in prepayments in 2012.

Investing Cash Flow — During the first nine months of 2012, DSS spent approximately $109,000 on equipment additions at its packaging and plastic divisions, and paid approximately $104,000 of legal and consulting costs which were capitalized as patent assets.

Financing Cash Flows — During the first nine months of 2012, DSS raised approximately $3.3 million from the sale of equity in a private placement, as described above, and from the exercise of warrants made by certain holders. In addition, DSS made scheduled debt and capitalized lease payments during the first nine months of 2012 of approximately $493,000 and paid down the balance of its packaging division’s revolving line of credit by approximately $221,000.

Future Capital Needs — As of September 30, 2012, DSS had cash of approximately $1.0 million and in October 2012, DSS received $2,500,000 from a private placement of its common shares. In addition, DSS had approximately $519,000 available to its Packaging division under a revolving credit line. DSS believes that its current cash, working capital and availability of funds under its credit line resources provide it sufficient resources in order to fund its operations and meet its obligations for at least the next twelve months. However, if expected revenues in the second half of 2012 do not materialize and if DSS cannot generate sufficient cash from its operations in the future, DSS may need to raise additional funds in order to fund its working capital needs and pursue its growth strategy. However, there is no guarantee we will be able to raise such funds if necessary.

Off-Balance Sheet Arrangements

DSS does not have any off-balance sheet arrangements that have, or are reasonably likely to have, an effect on its financial condition, financial statements, revenues or expenses.

Inflation

Although DSS’s operations are influenced by general economic conditions, DSS does not believe that inflation has had a material effect on its results of operations during the first six months of 2012, or 2011 and 2010 as DSS is generally able to pass the increase in its material and labor costs to its customers, or absorb them as DSS improves the efficiency of its operations.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in DSS’s consolidated financial statements and accompanying notes. DSS’s consolidated financial statements for the fiscal year ended December 31, 2011 describe the significant accounting policies and methods used in the preparation of the consolidated financial statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts and sales returns, goodwill impairments, inventory allowances, revenue recognition, stock based compensation valuations, the valuation of intangible assets, and allocation of assets in business combinations. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of DSS’s consolidated financial statements.

Long Lived Assets

DSS reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets.

Fixed assets are carried at cost. Depreciation is computed over the estimated useful life of five to seven years using the straight-line depreciation method. Leasehold improvements are amortized over the shorter of their useful life or the lease term. Intangible assets consist primarily of royalty rights, contractual rights, customer list, and patent acquisition, application and defense costs. Amortization is computed over the estimated useful life of five to twenty years using the straight-line depreciation method. For patent related assets, the remaining legal life of the patent is used as the estimate useful life unless circumstances determine that the useful life will be less than the legal life. Long-lived assets to be held and used by DSS are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. DSS periodically evaluates the recoverability of its long-lived assets based on estimated future cash flows from and the estimated fair value of such long-lived assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived asset.

Goodwill

Goodwill is the excess of cost of an acquired entity over the fair value of amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is subject to impairment testing at least annually and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicated the carrying amount may be impaired. ASC Topic 350 provides an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the two-step impairment test is necessary, a fair-value-based test is applied at the reporting unit level, which is generally one level below the operating segment level. The test compares the fair value of an entity’s reporting units to the carrying value of those reporting units. This test requires various judgments and estimates. DSS estimates the fair value of the reporting unit using a market approach in combination with a discounted operating cash flow approach. Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized and unrecognized assets and liabilities of the reporting unit. An adjustment to goodwill will be recorded for any goodwill that is determined to be impaired. DSS tests goodwill for impairment at least annually in conjunction with preparation of its annual business plan, or more frequently if events or circumstances indicate it might be impaired. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. DSS performed the annual assessment and has determined that no impairment is necessary during the nine months ended September 30, 2012 or the years ended December 31, 2011 and 2010.

Other Intangible Assets and Patent Defense Costs

Other intangible assets consists of costs associated with the application, acquisition and defense of DSS’s patents, contractual rights to patents and trade secrets associated with DSS’s technologies, a non-exclusive licensing agreement, and customer lists obtained as a result of acquisitions. DSS’s patents and trade secrets are for document anti-counterfeiting and anti-scanning technologies and processes that form the basis of DSS’s document security business. Patent application costs are capitalized and amortized over the estimated useful life of the patent, which generally approximates its legal life. External legal costs incurred to defend DSS’s patents are capitalized to the extent of an evident increase in the value of the patents and an expected successful outcome. Patent defense costs are expensed at the point when it is determined that the outcome is expected to be unsuccessful. DSS capitalizes the cost of an appeal until it is determined that the appeal will be unsuccessful. DSS’s capitalized patent defense costs expenses are analyzed for impairment based on the expected eventual outcome of the legal action and recoverability of proceeds or added economic value of the patent in excess of the costs. Legal actions related to the same patent defense case are unified into one asset group for the purposes on the impairment analysis. DSS amortizes its other intangible assets over their estimated useful lives. Patents are amortized over the remaining legal life, up to 20 years. Intangible asset amortization expense is generally classified as an operating expense. DSS believes that the decision to incur patent costs is discretionary as the associated products or services can be sold prior to or during the application process. DSS accounts for other intangible amortization as an operating expense, unless the underlying asset is directly associated with the production or delivery of a product. To date, the amount of related amortization expense for other intangible assets directly attributable to revenue recognized is not material. There was no impairment charges during the year ended December 31, 2011. Impairment of patent acquisition costs of $377,000 was recognized in the fourth quarter of 2010 as a result of adverse decisions in DSS’s patent infringement case against the ECB which caused DSS to reduce the estimated cash flows that supported DSS’s capitalized patent acquisition based intangible asset.

Conventional Convertible Debt

When the convertible feature of the conventional convertible debt provides for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature (“BCF”). Prior to the determination of the BCF, the proceeds from the debt instrument were first allocated between the convertible debt and any embedded or detachable free standing instruments that are included, such as common stock warrants. DSS recorded a BCF as a debt discount pursuant to FASB ASC Topic 470-20. In those circumstances, the convertible debt will be recorded net of the discount related to the BCF. DSS amortizes the discount to interest expense over the life of the debt using the effective interest method.

Revenue Recognition

Sales of security and commercial printing products, packaging, and plastic cards are recognized when a product or service is delivered, shipped or provided to the customer and all material conditions relating to the sale have been substantially performed. DSS recognizes revenue from printing technology licenses once all the following criteria for revenue recognition have been met: (1) persuasive evidence of an agreement exists; (2) the right and ability to use the product or technology has been rendered; (3) the fee is fixed and determinable and not subject to refund or adjustment; and (4) collection of the amounts due is reasonably assured.

For digital solutions sales, revenue is recognized in accordance with the FASB ASC 985-605. Accordingly, revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service or product has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of DSS’s fees is reasonably assured. DSS recognizes cloud computing revenue, including data backup, recovery and security services, on a monthly basis, beginning on the date the customer commences use of DSS’s services. Professional services are recognized in the period services are provided.

Business Combinations

Business combinations and non-controlling interests are recorded in accordance with the Business Combination Topic of the FASB ASC. Under the guidance, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair values is recorded as goodwill. If the fair value of the assets acquired exceeds the purchase price and the liabilities assumed then a gain on acquisition is recorded. Under the guidance, all acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset. The application of business combination and impairment accounting requires the use of significant estimates and assumptions.

Share-Based Payments

DSS measures compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. DSS uses the Black-Scholes-Merton option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes-Merton model requires the use of subjective assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. For equity instruments issued to consultants and vendors in exchange for goods and services DSS determines the measurement date for the fair value of the equity instruments issued at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

The fair value of each option award is estimated on the date of grant utilizing the Black Scholes Option Pricing Model that uses the assumptions noted in the following table.

	Year Ended December 31,
	2011	2010
Volatility	55.0%	54.3%
Expected option term	4.71 years	3.8 years
Risk-free interest rate	2.1%	2.5%
Expected forfeiture rate	0.0%	0.0%
Expected dividend yield	0.0%	0.0%

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. FASB ASC 740 requires that a valuation allowance be established when management determines that it is more likely than not that all or a portion of a deferred tax asset will not be realized. DSS evaluates the realizability of its net deferred tax assets on an annual basis and a valuation allowance is provided or released, as necessary. Since DSS has had cumulative losses in recent years, the accounting guidance suggests that DSS should not look to future earnings to support the realizability of the net deferred tax asset. As a result, as of the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, DSS has elected to record a valuation allowance to reduce net deferred tax assets to zero.

DSS believes that the accounting estimates related to deferred tax valuation allowances are “critical accounting estimates” because: (1) the need for valuation allowance is highly susceptible to change from period to period due to changes in deferred tax asset and deferred tax liability balances, (2) the need for valuation allowance is susceptible to actual operating results and (3) changes in the tax valuation allowance can have a material impact on the tax provisions/benefit in the consolidated statements of operations and on deferred income taxes in the consolidated balance sheets.

Investment Valuation and Deconsolidation

On October 8, 2009, DSS entered into an Asset Purchase Agreement with Internet Media Services whereby DSS sold the assets and liabilities of Legalstore, a division of DSS, in exchange for 7,500,000 shares of common stock of Internet Media Services. DSS recorded its investment in Internet Media Services as an equity method investment at the fair market value of the business sold. Management determined that the transaction did not qualify as a non-monetary exchange due to the exception noted in FASB ASC 845-10 (A transfer of assets to an entity in exchange for an equity interest in that entity). Management determined that the transaction qualified as a derecoginition of a subsidiary under FASB ASC 810-10-40. Therefore, DSS accounted for the deconsolidation of a subsidiary (“the business”) by recording the consideration received at fair market value and recognizing a gain in net income measured as the difference between: the fair value of the consideration received (7,500,000 shares of common stock of Internet Media Services or a 37% interest) and the carrying value of the assets and liabilities sold. Given that the consideration received was not readily measurable because of the lack of activity in Internet Media Services shares prior to the transaction, DSS determined that the value of the “business transferred” was more readily measurable by determining the fair market value of the business transferred based on a discounted cash flow model. DSS recorded the equity method investment at fair value. Under the equity method investment DSS is required to account for the difference between the cost of an investment and the amount of the underlying equity in net assets of an investee as if the investee were a consolidated subsidiary. If the investor is unable to relate the difference to specific accounts of the investee ( e.g., property and equipment), the difference should be considered to be the same as goodwill. Investors should not amortize goodwill associated with equity method investments after the date FASB ASC 350 is initially applied by the entity in its entirety. DSS determined that given the lack of activity in Internet Media Services shares prior to the transaction, the difference between the cost of the investment (fair market value) and the underlying equity interest is attributable to goodwill. DSS reported the activity in operating loss and not as discontinued operations because the operations and cash flows of the component had not been eliminated from the ongoing operations of the entity as a result of the equity method investment and because DSS had significant continuing involvement in the operations of Internet Media Services after the disposal transaction because of its ownership percentage and board representation.

On September 23, 2010, DSS’s board of directors declared a dividend which provided for the distribution by DSS to its stockholders of record on October 8, 2010, on a pro-rata basis, of its 7,500,000 shares of stock in Internet Media Services. The dividend was recorded at approximately $229,000 which was the book value of the investment as of September 23, 2010.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Fair Value Measurement Topic of the FASB ASC establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The carrying amounts reported in the balance sheet of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of revolving credit lines, notes payable and long-term debt approximates their carrying value as the stated or discounted rates of the debt reflect recent market conditions. Derivative instruments are recorded as assets and liabilities at estimated fair value based on available market information.

Derivative Instruments — DSS maintains an overall interest rate risk management strategy that incorporates the use of interest rate swap contracts to minimize significant fluctuations in earnings that are caused by interest rate volatility. DSS has two interest rate swaps that change variable rates into fixed rates on two term loans. These swaps qualify as Level 2 fair value financial instruments. These swap agreements are not held for trading purposes and DSS does not intend to sell the derivative swap financial instruments. DSS records the interest swap agreements on the balance sheet at fair value because the agreements qualify as a cash flow hedges under accounting principles generally accepted in the United States of America. Gains and losses on these instruments are recorded in other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive income (loss) (AOCI) to the Consolidated Statement of Operations on the same line item as the underlying transaction. The valuations of the interest rate swaps have been derived from proprietary models of the bank based upon recognized financial principles and reasonable estimates about relevant future market conditions and may reflect certain other financial factors such as anticipated profit or hedging, transactional, and other costs. The notional amounts of the swaps decrease over the life of the agreements. DSS is exposed to a credit loss in the event of nonperformance by the counter parties to the interest rate swap agreements. However, DSS does not anticipate non-performance by the counter parties. The cumulative net loss attributable to this cash flow hedge recorded in accumulated other comprehensive income and other liabilities at December 31, 2011 was approximately $111,000 ($26,000-December 31, 2010).

DSS has notional amounts of approximately $2,143,000 as of December 31, 2011 on its interest rate swap agreements for its Citizens Bank debt. DSS has two interest rate swaps that change variable rates into fixed rates on two term loans and the terms of these instruments are as follows:

Notional Amount	Variable Rate	Fixed Cost	Maturity Date
$950,000	4.02%	5.70%	February 1, 2015
$1,193,445	3.42%	5.865%	August 30, 2021

DSS accounts for warrants and other rights to acquire capital stock with exercise price reset features, or “down-round” provisions, as derivative liabilities. Similarly, down-round provisions for issuances of common stock are also accounted for as derivative liabilities. These derivative liabilities are measured at fair value with the changes in fair value at the end of each period reflected in current period income or loss. The fair value of derivative liabilities is estimated using a binomial model or Monte Carlo simulation to model the financial characteristics, depending on the complexity of the derivative being measured. A Monte Carlo simulation provides a more accurate valuation than standard option valuation methodologies such as the Black-Scholes-Merton binomial option models when derivatives include changing exercise prices or different alternatives depending on average future price targets. In computing the fair value of the derivatives, DSS uses significant judgments, which, if incorrect, could have a significant negative impact to DSS’s consolidated financial statements. The input values for determining the fair value of the derivatives include observable market indices such as interest rates, and equity indices as well as unobservable model-specific input values such as certain volatility parameters. Future changes in the fair value of the derivatives liabilities, if any, will be recorded in the statement of operations as gains or losses from derivative liabilities. The derivative liability resulting from the warrant is classified as a Level 3 measurement.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in United States GAAP and IFRS. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with United States GAAP and IFRS. ASU 2011-04 is required to be applied prospectively in interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption of ASU 2011 is not expected to have a material impact on the consolidated financial statements.

In June 2011 the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. This standard eliminates the option to report other comprehensive income and its components in the statement of changes in equity. DSS may elect to present items of net income and other comprehensive income in one continuous statement or in two consecutive statements. Each component of net income and each component of other comprehensive income, together with totals for comprehensive income and its two parts — net income and other comprehensive income — would need to be displayed under either alternative, and the statements would need to be presented with equal prominence as the other primary financial statements. This standard does not change 1) the items that constitute net income and other comprehensive income, 2) when an item of other comprehensive income must be reclassified to net income, or 3) the computation for earnings per share — which will continue to be based on net income. This standard is effective for fiscal years beginning after December 15, 2011, and DSS is currently evaluating which presentation option it will utilize for comprehensive income in its consolidated financial statement.

In September 2011 the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-08, Intangibles — Goodwill and Other (Topic 350), Testing Goodwill for Impairment. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing the option of performing a “qualitative” assessment to determine whether further impairment testing is necessary. Under this standard, DSS has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, DSS determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the two-step impairment test under Topic 350 is unnecessary. However, if DSS concludes otherwise, it is required to perform the first step of the two-step impairment test, as described in Topic 350. If the carrying amount of a reporting unit exceeds its fair value under the first step, DSS is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. DSS also has the option to bypass the qualitative assessment for any reporting unit in any period and to proceed directly to performing the first step of the two-step goodwill impairment test. DSS may resume performing the qualitative assessment in any subsequent period. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. The adoption of this standard will not have a material impact on DSS’s consolidated financial statements.

LEXINGTON’S BUSINESS

Overview

Lexington was formed in May 2012 to maximize the economic benefits of intellectual property assets through acquiring or internally developing patents or other intellectual property assets (or interests therein) and then monetize such assets through a variety of value enhancing initiatives, including, but not limited to:

•	licensing,
•	customized technology solutions (such as applications for medical electronic health records),
•	strategic partnerships, and
•	litigation.

Lexington’s management team and board of directors are comprised of accomplished inventors, experienced investors and individuals that it believes have demonstrated success in generating returns from patent monetization. Lexington’s management team has access to leading patent attorneys, patent brokers, company liquidators and others who will assist Lexington in exploring, acquiring, developing and monetizing intellectual property assets. Lexington believes that the depth and experience of its management provides Lexington with important competitive strengths as it seeks to execute and expand its business model.

Through its wholly-owned subsidiary Bascom Research, Lexington currently develops software applications based on the Bascom Portfolio that are focused on applying computational and data structures to complex data sets in the medical field. Lexington has a strategic relationship with LinkSpace, LLC and a consulting agreement with Mednest LLC, a professional technology incubation advisor, to develop medical-related software applications in the radio-frequency identification, or RFID, and electronic health record space. Lexington intends to attempt to enter into sponsored research agreements and partnerships with other companies and universities in order to further develop applications for the technology relating to the Bascom Portfolio.

On October 3, 2012, Bascom Research initiated patent infringement lawsuits in the United States District Court for the Eastern District of Virginia against five companies, including Facebook, Inc. and LinkedIn Corporation, for unlawfully using systems that incorporate features claimed in patents owned by Bascom Research. Starting on December 12, 2012, the lawsuits were transferred to the United States District Court in the Northern District of California.

While Lexington’s present operations are limited to developing its applications for medical electronic health records and prosecuting its initial claims relating to the Bascom patents, its plan of operation over the next 12 months, in addition to developing its applications and continuing the prosecution of such claims, will be to expand its business through acquisition of additional patent and other intellectual property assets that it will seek to monetize. Lexington is actively engaged in the early stages of due diligence with respect to a number of patent portfolios. Lexington will likely need to raise additional capital to make any such acquisition. There is no assurance that Lexington will succeed in acquiring any such portfolios, as to the terms of any such acquisition or that Lexington will successfully monetize any portfolio that it acquires.

Lexington was incorporated under the laws of the state of Delaware on May 10, 2012 under the name Snip Inc. On September 10, 2012, Snip Inc. changed its name to Lexington, Inc. Lexington is a holding company that owns 100% of the membership interests of Bascom Research. Bascom was incorporated in Virginia on June 6, 2012 under the name of Bascom Linking Intellectual Property, LLC, for the purpose of acquiring and/or developing patented technologies and intellectual property. On August 29, 2012, Bascom Linking Intellectual Property, LLC changed its name to Bascom Research, LLC. Lexington’s principal offices are located in New York City.

Background of the Bascom Portfolio

On July 9, 2012, Lexington completed the purchase of six patents and four pending patent applications from Thomas Bascom pursuant to a Patent Purchase Agreement, dated as of June 20, 2012, by and between Mr. Bascom and Bascom Research. The patent portfolio relates to technology covering the data structure used by social and business networking web sites and Web 2.0 corporate intranets. The purchase price for such patent portfolio was $2.1 million in cash plus a portion of any future cash compensation received by Lexington in consideration for the sale, licensing and/or enforcement of the acquired patents, subject to certain conditions. In addition, Lexington granted Mr. Bascom the right to convert any such future cash payments into equity of Lexington at a price to be mutually agreed upon by Lexington and Mr. Bascom. Such right to convert shall terminate upon the earlier of (1) the business day immediately prior to the date that Lexington executes a definitive agreement with any other person to complete a public offering of securities, to become subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the Securities Act or to effect a merger or other transaction whereby Lexington will become a public company or a direct or indirect subsidiary of a public company or (2) the business day immediately prior to the date that Lexington or any successor entity or parent company files a registration statement with respect to any of the foregoing. In connection with such Patent Purchase Agreement, Lexington entered into a license agreement, dated as of July 9, 2012, with LinkSpace LLC (“LinkSpace”), a company controlled by Mr. Bascom, pursuant to which Lexington granted to LinkSpace a royalty-free, perpetual, non-exclusive (without the right to sublicense) worldwide license under the acquired patents relating to software, products or services designed, made, sold, offered for sale, imported or distributed by or for LinkSpace or LinkSpace’s affiliates (each, a “Licensed Product”) and any integrated system that incorporates or includes a Licensed Product and in which system, the Licensed Product would be cited as an essential element of any infringement contention concerning such system.

The patents in the Bascom Portfolio disclose “relationships with attributes” and relate to the data structures used by social and business networking sites and web 2.0 corporate intranets. The Bascom Portfolio was developed by Thomas Bascom, the founder and Chief Executive Officer of LinkSpace, LLC, a software company focused on developing a platform for efficient user sharing and collaboration via relationship linking. The patents specifically relate to establishing a relationship between two or more objects (e.g., user profiles, documents, articles, data entries, etc.) with the ability to describe/customize and display the characteristics of the relationship. The technology was developed to establish contextual relationships among distributed information (both commercial and military) originally developed for use in the telecom sector and general corporate management, and later for the homeland security market. The Linkspace technology was patented beginning in 2001 and has been actively prosecuted and expanded. Currently, the Bascom Portfolio is comprised of six patents and four pending patent applications as summarized below:

Issued Patents

U.S. Patents

Patent	Serial Number	Title	Date Filed	Date Issued
7,111,232	10/090,740	Method and system for making document objects available to users of a network	3/6/2002	9/19/2006
7,139,974	10/090,739	Framework for managing document objects stored on a network	3/6/2002	11/21/2006
7,158,971	10/118,918	Method for searching document objects on a network	4/10/2002	1/2/2007
7,386,792	10/050,515	System and method for collecting, storing, managing and providing categorized information related to a document object	1/18/2002	6/10/2008
7,389,241	10/118,093	Method for users of a network to provide other users with access to link relationships between documents	4/9/2002	6/17/2008
7,702,521	11/978,658	Method for users of a network to provide other users with access to link relationships between documents	10/30/2007	4/20/2010

U.S. Pending applications

Serial Number	Date Filed	Title	Status
11/979,260	10/31/2007	System and method for collecting, storing, managing and providing categorized information related to a document object	Pending
11/543,862	10/6/2006	Method for searching document objects on a network	Pending
11/601,645	11/20/2006	Framework for managing document objects stored on a network	Pending
13/432,642	3/28/2012	Method for searching document objects on a network (Continuation of 7,158,971)	Pending

Background on Intellectual Property Asset Enforcement Market

The United States patent system grants the holder of a patent the exclusive right to exclude others from practicing the patented technology for the term of the patent, and leaves the holder to his, her or its own devices to enforce these rights when such patented technology is infringed upon by others. The term of a patent is the maximum period during which it can be maintained into force. Under current United States law, the term of a patent is 20 years from the earliest claimed filing date (which can be extended via Patent Term Adjustment and Patent Term Extension). For applications filed before June 8, 1995, the term is 17 years from the issue date or 20 years from the earliest claimed domestic priority date, the longer term applying.

Aggrieved patent holders may seek to bring enforcement actions against the infringing parties. They may engage attorneys on a full-fee basis, or enter into a contingency agreement. In a contingency arrangement, attorneys seek a portion of the revenue derived from licensing the patented technology.

Lexington’s Initial Litigation

As one of the means of realizing the value of the Bascom Portfolio, Bascom Research, a wholly-owned subsidiary of Lexington, filed patent infringement lawsuits on October 3, 2012 against five companies, including Facebook, Inc. and LinkedIn Corporation, in the United States District Court for the Eastern District of Virginia. At issue are several patents that are instrumental to social and business networking technology. This patented technology has been commercialized by Mr. Bascom’s previous company, LinkSpace, and is a means of organizing data and relationships, and sharing information in a computer network. Starting on December 12, 2012, the lawsuits were transferred to the United States District Court in the Northern District of California.

Bascom Research believes that the defendants are in violation of key patents covering this technology, and is seeking a judgment of infringement, injunctive relief and appropriate damages. Bascom’s innovations cover the manner in which users and application developers on the Facebook and other platforms make connections between “objects” such as photos, people, events and pages — which is the very essence of Facebook’s business.

The patents that are the subject of the lawsuits are:

•	U.S. Patent No. 7,111,232 (“the ‘232 Patent”), entitled Method and system for making document objects available to users of a network;
•	U.S. Patent No. 7,139,974 (“the ‘974 Patent”), entitled FRAMEWORK FOR MANAGING DOCUMENT OBJECTS STORED ON A NETWORK;
•	U.S. Patent No. 7,389,241 (“the ‘241 Patent”), entitled METHOD FOR USERS OF A NETWORK TO PROVIDE OTHER USERS WITH ACCESS TO LINK RELATIONSHIPS BETWEEN DOCUMENTS; and
•	U.S. Patent No. 7,158,971 (“the ‘971 Patent”), entitled METHOD FOR SEARCHING DOCUMENT OBJECTS ON A NETWORK.

In addition to Facebook, Inc. and LinkedIn Corporation, the other defendants in the cases are: Jive Software, Inc., BroadVision, Inc. and Novell, Inc. The cases are:

•	Bascom Research, LLC v. Facebook, Inc., Civil Action No: 1:12-cv-1111-LMB-JFA;
•	Bascom Research, LLC v. LinkedIn Corporation., Civil Action No: 1:12-cv-1112-LMB-JFA;
•	Bascom Research, LLC v. Novell, Inc., Civil Action No: 1:12-cv-1113-LMB-JFA;
•	Bascom Research, LLC v. Jive Software, Inc., Civil Action No: 1:12-cv-1114-LMB-JFA; and
•	Bascom Research, LLC v. BroadVision, Inc., Civil Action No: 1:12-cv-1115-LMB-JFA.

The court dockets for the cases, including the parties’ briefs, are publicly available on the Public Access to Court Electronic Records website (“PACER”), www.pacer.gov, which is operated by the Administrative Office of the U.S. Courts.

Although Lexington’s intention is to expand its business through the acquisition of additional patent and intellectual property assets, the viability of Lexington currently depends on the outcome of this lawsuit.

Commercial Development of the Bascom Research Patents

In addition to the enforcement of the Bascom Portfolio, Lexington’s Bascom Research division is pursuing research and development of the Bascom patents for commercial applications in the healthcare industry. Lexington’s intent is to develop software applications based on the Bascom Portfolio that are focused on applying Bascom’s patented computational and data structures to address the need to effectively link complex data sets in the medical field. In its initial project, Lexington entered into a strategic relationship with LinkSpace, LLC and a consulting agreement with Mednest LLC, a professional technology incubation advisor, to develop a software application for medical RFID device tracking and patient data in electronic health records. This integrated framework will enable patient data to be stored securely in a distributed suite of devices in compliance with state and federal regulations. The project goal is to develop a software system capable of linking authenticated therapeutic modules (drugs/devices) with wireless information from medical devices, integrated into a framework that enables secure storage and manipulation of patient records while maintaining efficiency with medical providers’ practices. Through this partnership, we intend to finalize development of a clinical trial prototype which we intend to deploy in pilot studies at hospitals in 2013.

Growth Strategy

Lexington intends to continue to seek to generate license revenue and related cash flows from monetization of the Bascom Portfolio and in developing its applications for medical electronic health records.

Lexington also intends to acquire additional intellectual property assets and monetize the value therefrom, although it is not a party to any agreement or understanding to acquire any such assets as of the date of this prospectus.

A key element of Lexington’s business plan will be its ability to provide liquidity to inventors and other intellectual property holders by allowing them to sell all of, or interests in, such intellectual property to Lexington in exchange for cash or other interests. Such other interests could include interests in existing intellectual property litigation claims. Leveraging the extensive experience of Lexington’s management, through engaging in a robust due diligence and risk underwriting process aimed at evaluating the merits and potential value of these assets, Lexington seeks to structure its investments in these assets in a manner that will create the potential for Lexington to achieve superior risk-adjusted returns. Lexington believes that its capital resources and potential access to capital, together with the strength of its management team in the intellectual property arena, will allow Lexington to assemble a portfolio of quality assets with short- and long-term revenue opportunities.

Beyond potential licensing or other revenue Lexington may receive from companies that make use of its intellectual property, Lexington believes there are further opportunities to generate revenue from companies that could improve their products and revenue through the addition of Lexington’s technology to their products. In addition to being a potential revenue source for Lexington, this aspect of Lexington’s business may lead to further innovations and new intellectual property being developed, which it will seek to retain and monetize.

Competition

Lexington expects to encounter significant competition from others seeking to acquire interests in intellectual property assets and monetize such assets. Most of Lexington’s competitors have much longer operating histories, and significantly greater financial and human resources, than it has. Entities such as VirnetX (NYSE:VHC), Acacia Research Corporation (NASDAQ:ACTG), Altitude Capital Partners, Intellectual Ventures, Coller IP, RPX Corporation (NASDAQ:RPXC), Vringo, Inc. (NYSE MKT:VRNG), Rembrandt IP Management and others presently market themselves as being in the business of creating, acquiring, licensing or leveraging the value of intellectual property assets. Lexington expects others to enter the market as the true value of intellectual property is increasingly recognized and validated. In addition, competitors may seek to acquire the same or similar patents and technologies that it may seek to acquire, making it more difficult for Lexington to realize the value of its assets.

Relationship with Hudson Bay Master Fund Ltd.

Hudson Bay is the principal stockholder of Lexington and holds significant control rights with respect to the management of its business and assets. On June 12, 2012, Lexington consummated a private placement transaction with Hudson Bay whereby Hudson Bay purchased Senior Secured Notes of Lexington in the aggregate principal amount of $1,500,000 as well as 10,514,386 shares of Lexington’s common and warrants to purchase 3,942,858 shares of common stock for $1,577.14. On July 16, 2012, 10,409,242 of such shares of common stock were exchanged for 10,409,242 shares of Series A Convertible Preferred Stock pursuant to an exchange agreement dated as of July 16, 2012

The shares of Series A Preferred may be converted into shares of Lexington Common Stock. The conversion formula is subject to adjustments and anti-dilution protections, including but not limited to, adjusting the conversion price to account for the issuance of additional securities by Lexington below the existing conversion price and for stock splits, stock dividends and recapitalizations of Lexington’s capital stock. The holders of the Series A Preferred are entitled to vote the shares of Series A Preferred on an as converted basis, giving Hudson Bay effective control over Lexington, and as the Series A Preferred holder, Hudson Bay is entitled to vote together with the holders of the common stock as a single class on all matters. As the holder of Series A Preferred, Hudson Bay also has the right to vote separately as a class to elect a majority of Lexington’s board of directors and the terms of the Series A Preferred restricts Lexington from performing certain actions without the prior consent of Hudson Bay.

At Hudson Bay’s option, the shares of the Series A Preferred are also subject to redemption upon certain triggering events such as (i) Lexington’s failure or refusal to convert the Series A Preferred into shares of common stock, (ii) Lexington’s failure to have a sufficient number of authorized shares of common stock reserved for conversion of the Series A Preferred, (iii) any default, redemption or acceleration of any indebtedness of Lexington or its subsidiaries, (iv) Lexington voluntarily commences a bankruptcy proceeding on Lexington’s behalf, Lexington consents to involuntary bankruptcy, appointment of a receiver, trustee, assignee, liquidator or similar official for bankruptcy purposes, a general assignment for the benefit of creditors or admit in writing that Lexington is generally unable to pay its debts as they become due, or (v) a judgment against Lexington in an amount in excess of $250,000. In addition, pursuant to the terms of the Series A Preferred, Lexington’s board of directors must obtain written approval from Hudson Bay to issue any capital stock superior, pari-passu or junior in rank to the Series A Preferred.

Pursuant to its terms, the Senior Secured Note matures on June 12, 2014 and accrues interest at a rate of 0.28%, with interest being payable on the first calendar day of each quarter after the issuance date. In the event of default, the interest rate will increase to 10%. The Senior Secured Note is also subject to redemption rights, whereby upon the occurrence of an event of default or a change in control of Lexington, Hudson Bay may request redemption of the Senior Secured Note in cash at a price equal to 100% of the then outstanding principal and accrued interest under the Senior Secured Note. The Senior Secured Note ranks senior to all outstanding and future indebtedness of Lexington and is secured by a first priority perfected security interest in all of Lexington and its subsidiaries’ assets (including the Bascom Portfolio).

Employees

As of December 31, 2012, Lexington had two full-time employees and four part-time employees. None of Lexington’s employees are subject to a collective bargaining agreement, and Lexington believes its employee relations to be good.

Property and Facilities

Lexington leases its principal executive offices at 375 Park Avenue, 26th Floor, New York, New York. Lexington pays $170 per month for its headquarters space.

Lexington’s subsidiary, Bascom Research also leases offices at McLean, Virginia. Lexington’s lease term ends on June 2013. Lexington pays $1,375 per month for this space.

Legal Proceedings

Other than Lexington’s subsidiary Bascom Research’s litigation against Facebook, Inc., LinkedIn Corporation, Novell, Inc., Jive Software, Inc. and BroadVision, Inc. as described herein, Lexington is not currently a party to any legal proceedings.

Corporate Information

Lexington is headquartered in New York, New York and was incorporated in Delaware in May 2012. Lexington’s principal offices are located at 375 Park Avenue, 26th Floor, New York, New York 10152 and its telephone number is (888) 862 9249. Lexington’s principal website is www.lex-tg.com. The information on or that can be accessed through Lexington’s website is not part of this proxy statement/prospectus.

LEXINGTON’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This discussion of Lexington’s financial condition and results of operations should be read together with the consolidated financial statements and notes contained elsewhere in this proxy statement/prospectus. Certain statements in this section and other sections are forward-looking. While Lexington believes these statements are accurate, its business is dependent on many factors, some of which are discussed in the sections entitled “Risk Factors” and “Lexington’s Business.” Many of these factors are beyond Lexington’s control and any of these and other factors could cause actual results to differ materially from the forward-looking statements made in this proxy statement/prospectus. See the section entitled “Risk Factors” for further information regarding these factors. Lexington undertakes no obligation to release publicly the results of any revisions to the statements contained in this report to reflect events or circumstances that occur subsequent to the date of this proxy statement/prospectus.

Overview and Plan of Operations

Lexington is a recently formed development stage company and has generated no revenues to date. Lexington’s strategic objective is to maximize, for inventors and investors, the economic benefits of intellectual property assets. Lexington’s business model is to leverage the extensive background and expertise of its management and advisors to acquire or internally develop patents and other intellectual property assets (or interests therein), and to then monetize these assets through a variety of value-enhancing initiatives, including, but not limited to, licensing, customized technology solutions, strategic partnerships and litigation.

Since its inception in May 2012, Lexington has been engaged in the following activities:

•	securing initial debt and equity capital from its founding stockholders, including Hudson Bay;
•	performing due diligence on, negotiating and completing the purchase of the Bascom Portfolio;
•	recruiting management team, board of directors and advisors;
•	establishing a physical location from which to operate;
•	establishing systems of internal control over financial reporting and implementation of financial operation systems;
•	securing subsequent equity capital from private investors;
•	developing Lexington’s business plan as described herein and planning for future business activities;
•	selecting registered independent auditing firm and undertaking an audit of financial statements from inception through June 30, 2012;
•	initiating and prosecuting lawsuit against those Lexington believes infringe on the Bascom Portfolio; and
•	identifying and pursuing general and specific strategic opportunities and engaging in discussions intended to further develop the opportunities.

Lexington’s financial operating results for the period from inception through June 30, 2012 reflect some of these activities, which activities are discussed in further detail in the section of this prospectus captioned “Lexington’s Business.”

Lexington’s plan of operation for the foreseeable future will be to:

•	continue prosecution of the litigation against five companies, including Facebook, Inc., LinkedIn Corporation, Novell, Inc., Jive Software, Inc. and BroadVision, Inc., for patent infringement regarding four patents included in the Bascom Portfolio, with a goal of achieving a positive verdict or settlement (including, potentially, a licensing arrangement on terms beneficial to Lexington); and
•	to the extent that time and resources allow, seek strategic opportunities and seek to acquire or internally develop additional intellectual property assets that Lexington will then seek to monetize.

Lexington is actively engaged in the early stages of due diligence with respect to a number of patent portfolios. Lexington will likely need to raise additional capital to make any such acquisition. There is no assurance that Lexington will succeed in acquiring any such portfolios, as to the terms of any such acquisition or that Lexington will successfully monetize any portfolio that it acquires.

Corporate History

Lexington was incorporated under the laws of the state of Delaware on May 10, 2012 under the name Snip Inc. On September 10, 2012, Snip Inc. changed its name to Lexington Technology Group, Inc. Lexington is a holding company that owns 100% of the membership interests of Bascom Research. Bascom was incorporated in Virginia on June 6, 2012 under the name of Bascom Linking Intellectual Property, LLC, for the purpose of acquiring and/or developing patented technologies and intellectual property. On August 29, 2012, Bascom Linking Intellectual Property, LLC changed its name to Bascom Research, LLC. Bascom Research is the current holder of the Bascom Portfolio, through which Lexington is prosecuting its initial litigation relating to the Bascom Portfolio and through which Lexington will also seek to acquire and monetize other intellectual property assets in the future.

On June 12, 2012, Lexington completed a financing transaction in which it raised $3,627,486 of gross proceeds upon the issuance of senior notes (the “Notes”) together with 16,571,429 shares of common stock and 6,214,286 common stock purchase warrants (the “Warrants”). The Notes bear interest at the rate of 0.28% per annum, payable once annually on a stated principal amount of $3,625,000. The Notes mature on June 12, 2014, at which time Lexington is required to redeem them for a single balloon payment in the principal $3,625,000 plus any unpaid interest. The Note holders have the right to require Lexington to redeem the Notes in the event of a change of control or in event of default at a redemption price, pursuant to a formula equal to the unpaid principal amount and any accrued and unpaid interest. Pursuant to the Note Purchase Agreement, in the event Lexington completes a subsequent financing transaction, Lexington is obligated to deliver a notice of offer to redeem the principal amount of the Notes plus accrued and unpaid interest to the note holders. On August 16, 2012, Lexington sold shares of common stock in a subsequent financing transaction. The Note holders consented to waive the requirements for Lexington to deliver such notice solely with this specific sale of common stock that occurred on August 16, 2012. The Warrants are exercisable for a period of seven years from their date of issuance at an exercise price of $0.75 per share. The Note Warrants also feature full ratchet anti-dilution protection in the event that Lexington issues equity or equity-linked securities at issuance or exercise prices below the exercise price contained in the Warrants.

Recent Developments

On July 9, 2012, Lexington completed the purchase of six patents and four pending patent applications from Thomas Bascom pursuant to a Patent Purchase Agreement, dated as of June 20, 2012, by and between Mr. Bascom and Bascom Research. The patent portfolio relates to technology covering the data structure used by social and business networking web sites and Web 2.0 corporate intranets. The purchase price for such patent portfolio was $2.1 million in cash plus a portion of any future cash compensation received by Lexington in consideration for the sale, licensing and/or enforcement of the acquired patents, subject to certain conditions. In addition, Lexington granted Mr. Bascom the right to convert any such future cash payments into equity of Lexington at a price to be mutually agreed upon by Lexington and Mr. Bascom. Such right to convert shall terminate upon the earlier of (1) the business day immediately prior to the date that Lexington executes a definitive agreement with any other person to complete a public offering of securities, to become subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the Securities Act or to effect a merger or other transaction whereby Lexington will become a public company or a direct or indirect subsidiary of a public company or (2) the business day immediately prior to the date that Lexington or any successor entity or parent company files a registration statement with respect to any of the foregoing. In connection with such Patent Purchase Agreement, Lexington entered into a license agreement, dated as of July 9, 2012, with LinkSpace LLC (“LinkSpace”), a company controlled by Mr. Bascom, pursuant to which Lexington granted to LinkSpace a royalty-free, perpetual, non-exclusive (without the right to sublicense) worldwide license under the acquired patents relating to software, products or services designed, made, sold, offered for sale, imported or distributed by or for LinkSpace or LinkSpace’s affiliates (each, a “Licensed Product”) and any integrated system that incorporates or includes a Licensed Product and in which system, the Licensed Product would be cited as an essential element of any infringement contention concerning such system.

On July 16, 2012, Lexington entered into an exchange agreement whereby Lexington offered to all of its stockholders a right to exchange up to 99% of their shares of common stock for the same number of shares of Series A Preferred Stock, $0.0001 par value and provided the holders of its Warrants the right to elect to exchange the common stock underlying such Warrants for Series A Preferred Stock. On such date, common stockholders exchanged 13,799,440 shares of common stock for 13,799,440 shares of Series A Preferred Stock. The exchange did not have any impact on Lexington’s consolidated financial statements as the benefit of exchanging the common stock for the Series A Preferred Stock is nominal.

On July 26, 2012, Lexington sold additional senior notes to a related party for $750,000 in face value bearing interest at the rate of 0.28% per annum and payable on June 12, 2014. Simultaneously, on the same date, Lexington issued 3,428,571 shares of common stock and warrants to acquire 1,285,714 shares of common stock at an exercise price of $0.75 per share with a term of seven years. The shares of the common stock (including the common stock underlying the warrants) are convertible into Series A Preferred Stock at the option of the holder in accordance with the exchange agreement in place as of July 16, 2012. Such warrants are subject to full ratchet anti-dilution protection if Lexington sells shares or share-indexed financing instruments at less than the $0.75 exercise price.

On August 9, 2012 all 7,500,000 outstanding warrants were exercised at a price of $0.75 per share for total proceeds of $5,625,000. Lexington issued 4,114,287 shares of Series A Preferred Stock and 3,385,713 shares of common stock upon the exercise of such warrants.

On August 16, 2012, Lexington sold 3,617,983 shares of common stock in a private placement to certain investors for $1.50 per share for gross proceeds of approximately $5,427,000.

During the three months ended September 30, 2012, the Company converted $0.9 million of Notes into 625,136 shares of common stock at a conversion price of $1.50 per share.

On October 1, 2012, Lexington entered into an Agreement and Plan of Merger with Document Security Systems, Inc., a New York corporation, and DSSIP, Inc., a Delaware corporation and wholly-owned subsidiary of DSS and Hudson Bay Master Fund Ltd., as representative of Lexington’s stockholders, pursuant to which Merger Sub will merge with and into Lexington, with Lexington being the surviving corporation and will continue its existence as a wholly-owned subsidiary of DSS through an exchange of capital stock of Lexington for capital stock of DSS.

On February 1, 2013, Lexington completed the sale of 4,285,718 shares of its common stock at a purchase price of $0.35 per share to certain of its existing stockholders who elected to participate in an offering conducted by Lexington to all of its existing stockholders for aggregate gross proceeds of approximately $1.5 million.

Results of Operations

The following table reflects Lexington’s consolidated operating results for the three months ended September 30, 2012 and from May 10, 2012 (Inception) through June 30, 2012 ($ in thousands):

	Three months ended September 30, 2012	Period from May 10, 2012 (inception) through June 30, 2012	Period from May 10, 2012 (inception) through September 30, 2012
Operating expenses:
Officers' compensation	$375	$8	$383
Legal and professional fees	345	165	510
General and administrative	146	—	146
Amortization	98	—	98
Loss from operations	(964)	(173)	(1,137)
Other expenses:
Interest	435	30	465
Change in fair value of warrant liability	5,320	9	5,329
Total other expenses	5,755	39	5,794
Net loss	$(6,719)	$(212)	$(6,931)

Operating Expenses

Lexington is a development stage corporation with limited operations and did not have revenues for the periods ended September 30, 2012 or June 30, 2012.

Operating expenses were $0.9 million and $0.2 million for the periods ended September 30, 2012 and June 30, 2012, respectively. Operating expenses for the period ended June 30, 2012 mainly constituted of legal and professional fees related to start-up related legal costs. Operating expenses for the period ended September 30, 2012 were primarily related to defending Lexington’s patent portfolio and DSS merger related expenses.

Interest Expense and Amortization of Note Discount

Interest expense and amortization of debt discount was $0.4 million and $0.03 million for the periods ended September 30, 2012 and June 30, 2012, respectively. Interest expense relates to issuance of $3.6 million and $0.8 million in long-term senior notes on June 12, 2012 and July 26, 2012. The Notes bear interest at the rate of 0.28% per annum, payable once annually on a stated principal amount. The Notes mature on June 12, 2014 and July 26, 2014, respectively, at which time Lexington is required to redeem them for a single balloon payment plus any unpaid interest. Contractual interest expense and amortization of debt discount on the Notes amounted to $0.03 million for the period ended June 30, 2012. During the period ended September 30, 2012, Lexington converted $0.9 million of notes into 625,136 shares of common stock at a conversion price of $1.50 per share.

Change in Fair Value of Warrant Liability and Exercise of Warrants

The Note Warrants featured “full ratchet” anti-dilution protection in the event that Lexington issued equity or equity linked securities at issuance or exercise prices below the exercise price featured in the Note Warrants. Lexington determined that the Note Warrants were not indexed to its own stock and therefore required liability classification at fair value, On August 1, 2012, the warrant holders elected to accelerate the expiration date of all the subscription warrants to August 9, 2012. Lexington determined that the fair value of the Note Warrants amounted to an aggregate $0.3 million on their date of issuance and $5.6 million on the date such warrants were exercised for $5.6 million in cash at an exercise price of $0.75 per share. The increase in fair value of the warrants resulted in a $5.3 million change in fair value of warrant liability from May 10, 2012 through September 30, 2012.

Critical Accounting Estimates

Lexington’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these financial statements requires us to make judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies and a description of accounting policies that are considered critical may be found in the audited consolidated financial statements and notes.

Intangible Assets

On June 20, 2012, Bascom entered in to a non-binding patent purchase agreement (“PPA”) with an unrelated individual to purchase certain patents and patent applications for a cash consideration of $2.1 million. The transaction was finalized on July 9, 2012. Amortization is provided using straight-line method over the estimated useful life of five years of the patents. Amortization expense for these patents and patent applications for the three months ended September 30, 2012, for the period ended May 10, 2012 (inception) through June 30, 2012 and for the period ended May 10, 2012 (inception) through September 30, 2012 was approximately $0.1 million, 0 and approximately $0.1 million, respectively. Estimated amortization expense for each of the next five years through July 2016 is approximately $.4 million.

The Company evaluated the ASC 805 “Business Combinations” (“ASC 805”) guidance and determined that the acquisition of patents and patent applications is considered as asset acquisitions as there were no productive inputs or processes that accompanied the patents for them to be used in conducting a business.

Purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

If circumstances require an intangible asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the intangible asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is to be determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As of September 30, 2012 there were no events or changes in circumstances that indicate that the carrying amount of the intangible assets may not be recoverable.

Common Stock Purchase Warrants

Lexington accounted for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815 “Derivative and Hedging” (“ASC 815”). Lexington classifies as equity any contract that (i) requires physical settlement or net-share settlement or (ii) gives Lexington a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Lexington classifies as assets or liabilities any contract that (i) requires net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside of Lexington’s control) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). Lexington also classify as liabilities, any contracts that contain variable settlement provisions that cannot be measured as explicit or implicit inputs in a standard option pricing model.

Liquidity and Capital Resources

At September 30, 2012, cash totaled $12.3 million. Working capital was $9.4 million as of September 30, 2012 primarily due various financing transactions in which Lexington raised aggregate proceeds of $15.1 million through the issuance of senior notes, common stock and common stock purchase warrants.

The change in cash for the periods presented was comprised of the following ($ in thousands):

	Three months ended September 30, 2012	Period from May 10, 2012 (inception) through June 30, 2012	Period from May 10, 2012 (inception) through September 30, 2012
Net cash used in operating activities	$(662)	$—	$(662)
Cash flow used in investing activities	(2,175)		(2,175)
Cash flow provided from financing activities	11,471	3,627	15,098
Total cash flow	$8,634	$3,627	$12,261

Operating Activities

During the period ended September 30, 2012, Lexington’s operating activities consisted of execution of its patent defense strategy, merger-related legal fees and other general and administrative costs.

Investing Activities

During the periods ended September 30, 2012 and June 30, 2012, Lexington’s sole investing activity was the purchase of the Bascom patent portfolio for approximately $2.2 million.

Financing Activities

During the periods ended September 30, 2012 and June 30, 2012, Lexington’s financing activities consisted of various transactions in which it raised aggregate proceeds of $15.1 million through the issuance of senior notes, common stock and common stock purchase warrants. In addition, on February 1, 2013, Lexington completed the sale of 4,285,718 shares of its common stock at a purchase price of $0.35 per share to certain of its existing stockholders who elected to participate in an offering conducted by Lexington to all of its existing stockholders for aggregate gross proceeds of approximately $1.5 million. The increase in Lexington’s financing activities was primarily attributable to Lexington’s requirement to obtain significant amounts of capital to support its operations prior to the commencement of a revenue stream or other liquidity events. Because of the nature of Lexington’s business, capital is required to support substantial legal costs, as well as, Lexington’s normal operating costs.

Through the proposed merger with DSS, Lexington may have access to the combined companies’ cash resources.

Contractual Obligations

Lexington’s significant commitments and contingencies relates the senior notes of $3.4 million that mature on in June and July of 2014, at which time Lexington is required to redeem them for a single balloon payment in the principal plus any unpaid interest.

Off Balance Sheet Transactions

Lexington is not party to any off balance sheet transactions. Lexington has no guarantees or obligations other than those which arise out of normal business operations.

Recently Issued Accounting Pronouncements

Lexington does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flows.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

Executive Officers and Directors

Executive Officers and Directors of the Combined Company Following the Merger

The DSS board of directors is currently composed of eight (8) directors. Pursuant to the Merger Agreement, following the completion of the Merger, the board of directors of the combined company is expected to be composed of nine (9) directors, four (4) of whom are current directors of DSS and five (5) of whom are designees of Lexington. If DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom as designated by Lexington and the other four as designated by DSS, provided, that, prior to the closing of the Merger, DSS and Lexington will jointly identify a ninth person to be nominated as a member of the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen.

The following table lists the names, ages as of December 31, 2012, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Merger (assuming the Staggered Board Proposal is approved):

Name	Age	Position
Jeffrey Ronaldi	47	Chief Executive Officer and Director
Peter Hardigan	37	Chief Investment Officer and Director
Philip Jones	43	Chief Financial Officer
Robert B. Bzdick	57	Executive Vice President and Director
Robert B. Fagenson	63	Director
Warren Hurwitz	48	Director
Ira A. Greenstein	52	Director
David Klein	48	Director
Jonathon Perrelli	41	Director
Richard M. Cohen	61	Director

Jeffrey Ronaldi has served has Lexington’s Chief Executive Officer since November 9, 2012. He also has served since July 2011 as Managing Director at HPR Capital, LLC; since January 2008 he has also served as Managing Partner of CTD Group, LLC and since June 2005, he has served as Managing Director of SSL Services, LLC. From November 2008 to November 2010, he served as Chief Executive Officer at Turtle Bay Technologies, an intellectual property management firm that provides strategic capital, asset management services and guidance for intellectual property owners. Since August 2008, Mr. Ronaldi has provided consulting services to Juridica Investments Ltd., a closed-end investment fund listed on the Alternative Investment Market (AIM) of the London Stock Exchange.

DSS believes that Mr. Ronaldi’s experience with Turtle Bay Technologies and management of intellectual property qualifies him to serve on DSS’s board of directors following the Merger.

Peter Hardigan has served as Lexington’s Chief Operating Officer and a director since inception. Prior to joining Lexington, from August 2011 to August 2012, Mr. Hardigan was the Chief Financial Officer and Head of Investment Management at IP Navigation Group, LLC (IPNav), where he was responsible for financial assessment of IPNav portfolio acquisitions. From September 2007 to August 2011, Mr. Hardigan was Principal at Charles River Associates in New York and Frankfurt, where he represented a range of Fortune 500 Companies and institutional investors involved in IP monetization. Prior to joining Charles River Associates, from February 2005 to September 2007, Mr. Hardigan was a licensing officer at Columbia Technology Ventures, where he was responsible for evaluation, commercial development and licensing of CTV’s life sciences portfolio. Prior to CTV, from April 1999 to July 2003, Mr. Hardigan was a strategy consultant at Mainspring and IBM Business Consulting Services (following IBM’s acquisition of Mainspring) where he advised Fortune 500 life sciences, financial services, and consumer goods firms, with a focus on portfolio strategy and business development. Mr. Hardigan holds an MBA from Columbia University and a B.A. from the University of Chicago.

DSS believes that Mr. Hardigan’s experience and leadership as an executive officer and director of Lexington and experience in intellectual property monetization qualify him to serve on DSS’s board of directors following the Merger.

Philip Jones joined DSS in 2005 as Controller and Principal Accounting Officer and has been DSS’s Chief Financial Officer since May 2009. Mr. Jones also serves as DSS’s Vice President of Finance and Treasurer. Prior to joining DSS, Mr. Jones held financial management positions at Zapata Corporation, a public holding company, and American Fiber Systems, a private telecom company. In addition, Mr. Jones was a CPA at PriceWaterhouseCoopers and Arthur Andersen. Mr. Jones holds a Bachelor’s Degree in Economics from SUNY Geneseo and an MBA from the Rochester Institute of Technology.

Robert B. Bzdick joined DSS on February 17, 2010 as Chief Operating Officer after DSS’s acquisition of its wholly-owned subsidiary, Premier Packaging Corporation, for which Mr. Bzdick was the Chief Executive Officer. Mr. Bzdick became a director of DSS in March 2010. Prior to founding Premier Packaging Corporation in 1989, Mr. Bzdick held positions of Controller, Sales Manager, and General Sales Manager at the Rochester, New York division of Boise Cascade, LLC (later Georgia Pacific Corporation). Mr. Bzdick has over 29 years of experience in manufacturing and operations management in the printing and packaging industry.

Mr. Bzdick brings his considerable packaging and printing industry experience to DSS. Mr. Bzdick serves as the Chief Operating Officer of DSS, a position that will continue to be integral to DSS’s growth as it continues to integrate its production and processes between DSS’s printing, paper and packaging facilities. In addition, Mr. Bzdick is involved in business development for DSS’s secure packaging initiatives.

Robert B. Fagenson spent the majority of his career at the New York Stock Exchange, where he was Managing Partner of one of the largest specialist firms operating on the exchange trading floor. Having sold his firm and subsequently retired from that business in 2007, he has since been the Chief Executive Officer of Fagenson & Co., Inc., a 50 year old broker dealer that is engaged in institutional brokerage as well as investment banking and money management. On March 1, 2012, Fagenson & Co., Inc. transferred its brokerage operations, accounts and personnel to National Securities Corporation and now operates as a branch office of that firm. On April 4, 2012, Mr. Fagenson was elected Chairman of the Board of National Holdings Corporation (OTCBB: NHLD) which is the parent of National Securities Corporation, a full line broker dealer with offices around the United States.

During his career as a member of the New York Stock Exchange beginning in 1973, Mr. Fagenson has served as a Governor on the trading floor and was elected to the NYSE Board of Directors in 1993, where he served for six years, eventually becoming Vice Chairman of the Board in 1998 and 1999. He returned to the NYSE Board in 2003 and served as a director until the Board was reconstituted with only non-industry directors in 2004.

Mr. Fagenson has previously served on the boards of a number of public companies and is presently the Non-Executive Chairman of the board of directors of DSS. He has served as a director for DSS since 2004 and as the board of director’s Non-Executive Chairman since 2008. He is also a member of the board of directors of Cash Technologies Corp., and is also a director of the National Organization of Investment Professionals (NOIP).

In addition to his business related activities, Mr. Fagenson serves as Vice President and a director of New York Services for the Handicapped, Treasurer and director of the Centurion Foundation, Director of the Federal Law Enforcement Officers Association Foundation, Treasurer and director of the New York City Police Museum and as a member of the Board of the Sports and Arts in Schools Foundation. He is a member of the alumni boards of both the Whitman School of Business and the Athletic Department at Syracuse University. He also serves in a voluntary capacity on the boards and committees of many civic, social and community organizations. Mr. Fagenson received his B.S. degree in Transportation Sciences & Finance from Syracuse University in 1970.

DSS believes that Mr. Fagenson's extensive experience in serving on boards of directors and his leadership experience he gained by serving as Chief Executive Officer of Fagenson & Co., Inc., as well as his extensive knowledge of public company governance derived from his many years of service on the board of and as vice chairman of The New York Stock Exchange, qualifies him to serve on DSS’s board of directors following the Merger.

Warren Hurwitz has served since March 2005 as a partner of Altitude Capital Partners, a private investment fund that he co-founded that is focused on investing in, enforcing and protecting the rights of intellectual property assets. Prior to co-founding Altitude Capital Partners, from May 2001 to June 2004, Mr. Hurwitz was a Senior Vice President at HSBC Capital (USA), the U.S. private equity arm of HSBC Group. Mr. Hurwitz received his B.A. degree in Economics from the State University of New York at Albany and his MBA from Fordham University.

DSS believes that Mr. Hurwitz’s experience with Altitude Capital Partners and the investment, enforcement and protection of intellectual property rights qualify him to serve on DSS’s board of directors following the Merger.

Ira A. Greenstein is President of IDT Corporation (NYSE: IDT), a provider of wholesale and retail telecommunications services. Prior to joining IDT in January 2000, Mr. Greenstein was a partner in the law firm of Morrison & Foerster LLP from February 1997 to November 1999, where he served as the chairman of the firm’s New York Business Department. Concurrent to his tenure at Morrison & Foerster, Mr. Greenstein served as General Counsel and Secretary of Net2Phone, Inc. from January 1999 to November 1999. Prior to 1997, Mr. Greenstein was an associate in the New York and Toronto offices of Skadden, Arps, Meagher & Flom LLP. Mr. Greenstein also served on the Securities Advisory Committee to the Ontario Securities Commission from 1992 through 1996. From 1991 to 1992, Mr. Greenstein served as counsel to the Ontario Securities Commission. Mr. Greenstein currently serves on the Board of Advisors of the Columbia Law School Center on Corporate Governance. Mr. Greenstein received a B.S. from Cornell University and a J.D. from Columbia University Law School. Mr. Greenstein was appointed to DSS’s board of directors in September 2004.

Mr. Greenstein provides DSS with significant public company management experience, particularly in regards to legal and corporate governance matters, mergers and acquisitions, and strategic planning. In addition, Mr. Greenstein’s extensive legal experience has provided DSS insights and guidance throughout DSS’s patent litigation initiatives.

David Klein has served as Senior Vice President, Treasurer of Constellation Brands, Inc., a Delaware corporation, since March 2009. From September 2004 until March 2009, Mr. Klein served in the capacities of Vice President, Business Development and Chief Financial Officer of Constellation Europe, for Constellation Brands. In his current role, Mr. Klein is responsible for the quantitative management of risk, improving company-wide cash flow generation and the management of capital structure. Mr. Klein’s previous contributions at Constellation Brands include lead roles in several international acquisitions and divestitures, as well as conceptualizing and executing Constellation’s United Kingdom distribution joint venture. Preceding his tenure at Constellation Brands, Mr. Klein was Chief Financial Officer at Montana Mills Bread Co., Inc., a Delaware corporation where he was involved with the transformation from private to public company and the subsequent sale of Montana Mills Bread Co., Inc. to Krispy Kreme Doughnuts Inc. Mr. Klein joined the DSS Board in April 2012. Mr. Klein holds a Bachelor’s Degree in Economics from SUNY Geneseo and an MBA from SUNY Buffalo.

Mr. Klein provides DSS with experience in the areas of strategic marketing and fiscal planning, and has a proven track record of success in developing and executing complex and effective corporate strategies during his professional career.

Jonathon Perrelli is the Founder of Fortify Ventures LLC, a seed and early stage venture fund, and has served as Managing Director since May 2011. Mr. Perrelli is the Founder of SecureForce, LLC, or SecureForce, a cyber-security solutions provider serving the United States Department of Defense and Intelligence, and served as President and Chief Executive Officer from December 2003 until December 2012. Since January 2011, Mr. Perrelli has served as the Chairman of the Board of SecureForce. In addition to SecureForce, Mr. Perrelli currently serves as a director of Inertial Labs Inc. and Venga, Inc.

DSS believes that Mr. Perrelli’s experience and leadership as an executive officer and director in technology and security companies qualify him to serve on DSS’s board of directors following the merger.

Richard M. Cohen has served as the President of Richard M Cohen Consultants, a financial services consulting company that accepts engagements from public and private companies to assist with their corporate finance and corporate governance needs, since 1996. Since 2011, Mr. Cohen has served as the interim Chief Executive Officer and Chief Financial Officer of CorMedix Inc., where he has also served as a member of the board of directors since 2010. Since 2012, Mr. Cohen has served as the Chairman of Chord Advisors, LLC, a financial consulting firm that outsources certain functions of the Chief Financial Officer for small- and mid-cap companies. Lexington retains Chord Advisors as its financial consulting firm. From 2005 through 2012, Mr. Cohen served as a member of the board of directors of Dune Energy, Inc. Since 2006, Mr. Cohen has served as a member of the board of directors of Helix BioMedix, Inc. From 2007 until 2012, Mr. Cohen served as a member of the board of directors and as the Chairman of the Audit Committee of Rodman & Renshaw, LLC. Mr. Cohen received a B.S., cum laude, from the University of Pennsylvania, and an MBA from Stanford University. He earned his C.P.A. from the State of New York.

DSS believes that Mr. Cohen’s experience and leadership as an executive officer, director and audit committee chair and his expertise in accounting qualify him to serve on DSS’s board of directors following the Merger.

Composition of the Board of Directors and Director Independence

Upon completion of the Merger, the combined company will have a nine (9) member board of directors, comprised of Robert B. Fagenson, Ira A. Greenstein, Robert B. Bzdick and David Klein, all of whom are currently members of the DSS board of directors, and Jeffrey Ronaldi, Peter Hardigan, Warren Hurwitz, Jonathon Perrelli and Richard M. Cohen, all of whom are designees of Lexington. However, if DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom are designated by Lexington and the other four are designated by DSS, as described above, provided that, prior to closing DSS and Lexington will jointly designate a ninth person to be nominated for a position on the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen.

If DSS’s stockholders approve the Staggered Board Proposal upon the completion of the Merger, the board of directors of DSS will be divided into three classes, Class I to be comprised of David Klein, Ira A. Greenstein and Jeffrey Ronaldi, Class II to be comprised of Robert B. Bzdick, Peter Hardigan and Jonathon Perrelli and Class III to be comprised of Warren Hurwitz, Robert B. Fagenson and Richard M. Cohen. The three directors constituting the Class I directors would serve until the DSS annual meeting of stockholders for 2013; the three directors constituting the Class II directors would serve until the DSS annual meeting of stockholders for 2014; and the three directors constituting the Class III directors would serve until the DSS annual meeting of stockholders for 2015. At each annual meeting starting with the first annual meeting in 2013, directors would be elected to succeed those whose terms expire, with each newly elected director to serve for a three-year term. If DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors, four of whom as designated by Lexington and the other four as designated by DSS, provided, that, prior to the closing of the Merger, DSS and Lexington will jointly identify a ninth person to be nominated as a member of the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen. Approval of the Staggered Board Proposal, however, is not required to consummate the Merger and the transactions contemplated thereby.

Each of Robert B. Fagenson, Warren Hurwitz, Ira A. Greenstein, David Klein and Jonathon Perrelli, the directors of the combined company following the completion of the Merger, will be deemed “independent” in accordance with the standards set by the NYSE MKT as well as Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, the board of directors of the combined company will be comprised of a majority of independent directors as required by the NYSE MKT.

Committees of the Board of Directors

DSS has established three standing committees:  (1) the Audit Committee, (2) the Compensation and Management Resources Committee and (3) the Nominating and Corporate Governance Committee. Each committee operates under a charter that has been approved by the DSS board of directors, and which is available on DSS’s website at http://www.dsssecure.com in the Corporate Governance section. It is expected that the following appointments will be made:

Compensation and Management Resources Committee:  Messrs. Ira A. Greenstein (Chairman), Robert B. Fagenson and [     ].

Audit Committee:  Messrs. David Klein (Chairman), Robert B. Fagenson and Warren Hurwitz.

Nominating and Corporate Governance Committee:  Messrs. Ira A. Greenstein (Chairman), David Klein and [     ].

Audit Committee

DSS has separately designated an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee is responsible for, among other things, the appointment, compensation, removal and oversight of the work of DSS’s independent registered public accounting firm, overseeing the accounting and financial reporting process of DSS and reviewing related person transactions. The DSS board of directors has determined that Mr. Klein is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K of the Securities Act of 1933. Each of the members of this Committee is an independent director (as defined under Section 803 of the NYSE MKT Company Guide).

Compensation and Management Resources Committee

The purpose of the Compensation and Management Resources Committee is to discharge the board of directors’ responsibilities relating to executive compensation, succession planning for DSS’s executive team, and to review and make recommendations to the board of directors regarding employee benefit policies and programs, incentive compensation plans and equity-based plans.

The Compensation and Management Resources Committee is responsible for, among other things, (a) reviewing all compensation arrangements for the executive officers of DSS and (b) administering DSS’s stock option plans. Each of the members of the Compensation and Management Resources Committee is an independent director (as defined under Section 803 of the NYSE MKT Company Guide).

The duties and responsibilities of the Compensation and Management Resources Committee in accordance with its charter are to review and discuss with management and the board of directors objectives, philosophy, structure, cost and administration of DSS’s executive compensation and employee benefit policies and programs; no less than annually, review and approve, with respect to the Chief Executive Officer and the other executive officers (a) all elements of compensation, (b) incentive targets, (c) any employment agreements, severance agreements and change in control agreements or provisions, in each case as, when and if appropriate, and (d) any special or supplemental benefits; make recommendations to the board of directors with respect to DSS’s major long-term incentive plans, applicable to directors, executives and/or non-executive employees and consultants of DSS and approve (a) individual annual or periodic equity-based awards for the Chief Executive Officer and other executive officers and (b) an annual pool of awards for other employees with guidelines for the administration and allocation of such awards; recommend to the board of directors for its approval a succession plan for the Chief Executive Officer, addressing the policies and principles for selecting a successor to the Chief Executive Officer, both in an emergency situation and in the ordinary course of business; review programs created and maintained by management for the development and succession of other executive officers and any other individuals identified by management or the Compensation and Management Resources Committee; review the establishment, amendment and termination of employee benefits plans, review employee benefit plan operations and administration; and any other duties or responsibilities expressly delegated to the Compensation and Management Resources Committee by the board of directors from time to time relating to the Committee’s purpose.

The Compensation and Management Resources Committee may request any officer or employee of DSS or DSS’s outside counsel to attend a meeting of the Compensation and Management Resources Committee or to meet with any members of, or consultants to, the Compensation and Management Resources Committee. DSS’s Chief Executive Officer does not attend any portion of a meeting where the Chief Executive Officer’s performance or compensation is discussed, unless specifically invited by the Compensation and Management Resources Committee.

The Compensation and Management Resources Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or other executive officer compensation or employee benefit plans, and shall have sole authority to approve the consultant’s fees and other retention terms. The Compensation and Management Resources Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other experts, advisors and consultants to assist in carrying out its duties and responsibilities, and has the authority to retain and approve the fees and other retention terms for any external experts, advisors or consultants.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for overseeing the appropriate and effective governance of DSS, including, among other things, (a) nominations to the board of directors and making recommendations regarding the size and composition of the board of directors and (b) the development and recommendation of appropriate corporate governance principles. Each of the members of this Committee is an independent director (as defined under Section 803 of the NYSE MKT Company Guide). The Nominating and Corporate Governance Committee does not have a formal policy that requires it to consider any director candidates that might be recommended by stockholders, but adheres to DSS’s bylaws provisions and the SEC rules relating to proposals by stockholders.

Board Leadership Structure and Risk Oversight

Currently, the positions of Chief Executive Officer and Chairman of the board of directors are held by two different individuals. Robert B. Fagenson currently serves as Chairman of the board of directors and Patrick A. White currently serves as Chief Executive Officer of DSS and as a member of the board of directors (until December 1, 2012). Although no formal policy currently exists, the board of directors determined that the separation of these positions would allow the Chief Executive Officer to devote his time to the daily execution of DSS’s business strategies and Mr. Fagenson to devote his time to the long-term strategic direction of DSS. DSS’s senior management manages the risks facing DSS under the oversight and supervision of the board of directors. While the full board of directors is ultimately responsible for risk oversight at DSS, two of DSS’s board of directors committees assist the board of directors in fulfilling its oversight function in certain areas of risk. The Audit Committee assists the board of directors in fulfilling its oversight responsibilities with respect to risk in the areas of financial reporting and internal controls. The Nominating and Corporate Governance Committee assists the board of directors in fulfilling its oversight responsibilities with respect to risk in the area of corporate governance. Other general business risks such as economic and regulatory risks are monitored by the full board of directors. While the board of directors oversees DSS’s risk management, management is responsible for day-to-day oversight of risk management processes.

Compensation Risk Assessment

DSS’s Compensation and Management Resources Committee considered whether DSS’s compensation program encouraged excessive risk taking by employees at the expense of long-term value. Based upon its assessment, the Compensation and Management Resources Committee does not believe that DSS’s compensation program encourages excessive or inappropriate risk-taking. The Compensation and Management Resources Committee believes that the design of DSS’s compensation program does not motivate imprudent risk-taking.

Code of Ethics

DSS has adopted a code of Ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of DSS. A copy of the Code of Ethics covering all of DSS’s employees, directors and officers, is available on the Investors/Corporate Governance section of DSS’s website at www.dsssecure.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires DSS’s executive officers and directors, and persons who beneficially own more than ten percent of our equity securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. Based solely on DSS’s review of copies of such reports and representations from the Reporting Persons, DSS believes that during the fiscal year ended December 31, 2011, all Reporting Persons were in compliance with the applicable requirements of Section 16(a) of the Exchange Act.

Related Person Transactions

DSS

On June 29, 2011, DSS used proceeds received from a commercial term note entered into with lender Neil Neuman to pay in full all sums owed under a credit agreement dated January 4, 2008, between DSS and Fagenson & Co., Inc. (“Fagenson & Co.”), as agent for certain lenders. The Fagenson & Co. credit agreement was terminated in its entirety on June 29, 2011 and DSS has no further obligations thereunder. Director Robert B. Fagenson was a principal of Fagenson & Co.

On August 22, 2011, DSS entered into a consulting agreement with Alan Harrison, a then member of DSS’s board of directors, for consulting services with respect to Secuprint Inc., a wholly-owned subsidiary of DSS. Mr. Harrison received a consulting fee of $9,000 per month during the term of the agreement which expired on December 31, 2011.

Robert B. Bzdick, who serves as both a director of DSS and as DSS’s Chief Operating Officer, is a member of Bzdick Properties, LLC. On August 30, 2011, Premier Packaging Corporation (“PPC”), a wholly-owned subsidiary of DSS, entered into a purchase and sale agreement with Bzdick Properties, LLC, a New York limited liability company (“Bzdick Properties”), to purchase commercial real property in Victor, New York, for $1.5 million. The purchase price included a $150,000 subordinated promissory note from DSS to Bzdick Properties. Prior to the purchase, and since February 2010, PPC leased the property from Bzdick Properties under a lease at a rate of $13,333 per month. The promissory note to Bzdick Properties accrued interest at a rate of 9.5% per annum and matured on March 31, 2012, at which time the promissory note was paid-off in full, and Bzdick Properties was paid $150,000. Robert B. Bzdick, a director and Chief Operating Officer of DSS, is a member of Bzdick Properties.

On February 20, 2012, DSS and ipCapital Group, Inc., a Delaware corporation (“ipCapital”), entered into an engagement letter for the provision of certain IP strategic consulting services by ipCapital. Fees payable for consulting services will range from $240,000 to $365,000 for the 2012 calendar year. In addition to cash fees, DSS issued ipCapital a five-year warrant to purchase up to 100,000 shares of DSS Common Stock at an exercise price of $4.62 per share. Also, on February 20, 2012, DSS entered into a three-year consulting arrangement with ipCapital for strategic advice on the development of DSS’s digital group infrastructure and cloud computing business strategy and issued ipCapital a five-year warrant to purchase up to 200,000 shares of DSS Common Stock at an exercise price of $4.50 per share in consideration therefor. The warrants vest and become exercisable as to one-third of the shares subject to the warrants on the first, second and third anniversary of the date of issuance. John Cronin, a director of DSS, is Chairman, Managing Director and a 42% owner of ipCapital.

Lexington

Hudson Bay is the principal stockholder of Lexington and holds significant control rights with respect to the management of its business and assets. On June 12, 2012, Lexington consummated a private placement transaction with Hudson Bay whereby Hudson Bay purchased Senior Secured Notes of Lexington in the aggregate principal amount of $1,500,000 as well as 10,514,386 shares of Lexington’s common and warrants to purchase 3,942,858 shares of common stock for $1,577.14. On July 16, 2012, 10,409,242 of such shares of common stock were exchanged for 10,409,242 shares of Series A Convertible Preferred Stock pursuant to an exchange agreement dated as of July 16, 2012

The shares of Series A Preferred may be converted into shares of Lexington Common Stock. The conversion formula is subject to adjustments and anti-dilution protections, including but not limited to, adjusting the conversion price to account for the issuance of additional securities by Lexington below the existing conversion price and for stock splits, stock dividends and recapitalizations of Lexington’s capital stock. The holders of the Series A Preferred are entitled to vote the shares of Series A Preferred on an as converted basis, giving Hudson Bay effective control over Lexington, and as the Series A Preferred holder, Hudson Bay is entitled to vote together with the holders of the common stock as a single class on all matters. As the holder of Series A Preferred, Hudson Bay also has the right to vote separately as a class to elect a majority of Lexington’s board of directors and the terms of the Series A Preferred restricts Lexington from performing certain actions without the prior consent of Hudson Bay.

At Hudson Bay’s option, the shares of the Series A Preferred are also subject to redemption upon certain triggering events such as (i) Lexington’s failure or refusal to convert the Series A Preferred into shares of common stock, (ii) Lexington’s failure to have a sufficient number of authorized shares of common stock reserved for conversion of the Series A Preferred, (iii) any default, redemption or acceleration of any indebtedness of Lexington or its subsidiaries, (iv) Lexington voluntarily commences a bankruptcy proceeding on Lexington’s behalf, Lexington consents to involuntary bankruptcy, appointment of a receiver, trustee, assignee, liquidator or similar official for bankruptcy purposes, a general assignment for the benefit of creditors or admit in writing that Lexington is generally unable to pay its debts as they become due, or (v) a judgment against Lexington in an amount in excess of $250,000. In addition, pursuant to the terms of the Series A Preferred, Lexington’s board of directors must obtain written approval from Hudson Bay to issue any capital stock superior, pari-passu or junior in rank to the Series A Preferred.

Pursuant to its terms, the Senior Secured Note matures on June 12, 2014 and accrues interest at a rate of 0.28%, with interest being payable on the first calendar day of each quarter after the issuance date. In the event of default, the interest rate will increase to 10%. The Senior Secured Note is also subject to redemption rights, whereby upon the occurrence of an event of default or a change in control of Lexington, Hudson Bay may request redemption of the Senior Secured Note in cash at a price equal to 100% of the then outstanding principal and accrued interest under the Senior Secured Note. The Senior Secured Note ranks senior to all outstanding and future indebtedness of Lexington and is secured by a first priority perfected security interest in all of Lexington and its subsidiaries’ assets (including the Bascom Portfolio).

Director Compensation

It is currently expected that the non-employee director compensation will be reviewed by the Compensation and Management Resources Committee of the board of directors of the combined company following the completion of the Merger and may be subject to change.

Director Compensation Table: Combined Company Directors from DSS

The following table sets forth cash compensation and the value of stock options awards granted to DSS’s non-employee directors who will continue as directors for the combined company for their service in 2012.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	Total
	($)	($)	($)	($)
Robert B. Fagenson	12,000	—	25,500	37,500
Ira A. Greenstein	12,000	—	145,000	157,000
David Klein(2)	7,000	—	139,000	146,000

(1)	Represents the total grant date fair value of option awards computed in accordance with FASB ASC 718.
(2)	Mr. Klein was appointed as a director of DSS on June 14, 2012.

Director Compensation Table: Combined Company Directors from Lexington

The directors of Lexington that will continue as directors of the combined company did not receive any compensation from Lexington during the fiscal year 2012, except that Warren Hurwitz received a total of $5,000 cash compensation for his services in 2012.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation earned by DSS’s Chief Executive Officer and its two other most highly compensated executive officers who were serving at the end of 2012, referred to herein collectively as the “named executive officers” for services rendered to DSS for the years ended December 31, 2012 and 2011.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(1)	All Other Compensation(2)	Total
		($)	($)	($)	($)	($)	($)
Robert B. Bzdick Chief Executive Officer	2012	240,000	97,458	—	506,000	21,505	864,963
	2011	240,000	33,270	—	—	19,324	292,594
Philip Jones Chief Financial Officer	2012	120,000	—	—	159,000	—	279,000
	2011	120,000	30,000	—	—	—	150,000
Patrick A. White, Former Chief Executive Officer(3)	2012	183,333	—	—	131,500	16,080	330,913
	2011	198,450	12,000	—	39,000	14,688	264,138

(1)	Represents the total grant date fair value of option awards computed in accordance with FASB ASC 718. DSS’s policy and assumptions made in the valuation of share-based payments are contained in Note 7 to DSS’s financial statements for the year ended December 31, 2012.
(2)	Includes health insurance premiums and automobile expenses paid by DSS.
(3)	Effective December 1, 2012, Mr. White’s employment with DSS was terminated and he will continue to serve as a consultant of DSS.

Narrative Disclosure to Summary Compensation Table

Patrick A. White Employment Agreement

On June 10, 2004, DSS entered into a five-year employment agreement with Patrick A. White to serve as DSS’s Chief Executive Officer. The agreement automatically renews for successive one-year terms unless either party gives notice to the other at least 60 days prior to the expiration of the then current term of its desire to terminate the agreement. Under the agreement, Mr. White was entitled to an initial annual base salary of $150,000, with automatic increases of not less than 10% per year. Mr. White also was granted a five year option to purchase 30,000 shares of DSS Common Stock which expired unexercised in June 2009. In the event that Mr. White is terminated without cause, or his duties are materially changed without his consent or there is a change of control of DSS, he will be entitled to 18 months’ salary. The agreement also contains a non-competition provision made by Mr. White in favor of DSS for a period of one year following termination or during any applicable severance period, up to 18 months. Mr. White waived his annual salary increases in each of 2008, 2009, 2010 and 2011. On July 1, 2011, Mr. White was granted a five year option to purchase 30,000 shares of DSS Common Stock, at an exercise price of $3.50 per share, which vests as to one-third of the shares subject to the option in equal installments on each of July 1, 2012, 2013 and 2014. On April 11, 2012, DSS entered into a letter agreement with Mr. White which extended the term of his employment, under the same terms and conditions as his original agreement. Mr. White currently earns an annual base salary of $200,000.

DSS and Mr. White entered into a First Amendment to his employment agreement, effective as of October 1, 2012 (the “White Amendment”), which amended certain terms and provisions of the employment agreement. The White Amendment provides that, among other things, Mr. White’s employment term will continue, unless otherwise terminated as provided in the employment agreement, until the later of (i) December 31, 2012, or (ii) the closing date, termination or expiration of the Merger. Additionally, the White Amendment amended the employment agreement in order to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

Furthermore, in conjunction with the termination of Mr. White’s employment as the Chief Executive Officer of the DSS, effective December 1, 2012, DSS and Mr. White entered into an Amended Consulting Agreement (the “White Amended Consulting Agreement”) and a Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement (the “White Confidentiality and Non-Compete Agreement”), both dated November 15, 2012, and both having an effective date of December 1, 2012.

The White Amended Consulting Agreement replaces a consulting agreement previously entered into between DSS and White, dated October 1, 2012. The term of the White Amended Consulting Agreement will commence on December 1, 2012 continue until March 1, 2015. Pursuant to the White Amended Consulting Agreement, Mr. White will provide consulting services to DSS as requested by the DSS’s Chief Executive Officer, up to a maximum of 60 hours per month. As consideration for the performance of the consulting services, Mr. White shall be paid the sum of $14,166.67 per month for the 15 month period commencing from December 1, 2012 through February 28, 2014 and, thereafter, Mr. White will be paid the sum of $11,666.67 per month for the remaining 12 months of the consulting term. In addition to the above-described monthly payments, White will be paid a bonus of $40,000 on or before December 7, 2012 and, on September 21, 2012, Mr. White was granted options to acquire 50,000 shares of DSS Common Stock at an exercise price of $4.26 per share. On November 19, 2012, DSS cancelled Mr. White’s September 21, 2012 options grant, and reissued him options to acquire 50,000 shares of DSS Common Stock at an exercise price of $3.00 per share.

Under the White Confidentiality and Non-Compete Agreement, Mr. White has agreed, among other things, not to (i) disclose certain Confidential Information (as defined in the White Confidentiality and Non-Compete Agreement) related to DSS; (ii) while engaged with DSS, and for a period of one year from and after the termination of the White Amended Consulting Agreement, engage in certain competitive activities relating to DSS’s business (as defined in the White Confidentiality and Non-Compete Agreement); or (iii)(a) solicit any Customer (as defined in the White Confidentiality and Non-Compete Agreement) of DSS that has purchased or licensed the DSS’s intellectual property, products or services, (b) solicit any employee of DSS to become an employee of any other business or business entity, or (c) at any time without DSS’s prior written consent, discuss, publish or otherwise divulge any Confidential Information..

Robert B. Bzdick Employment Agreement

On February 12, 2010, DSS entered into a five-year employment agreement with Robert B. Bzdick to serve as Chief Operating Officer of DSS. The agreement automatically renews for a successive five-year term unless either party gives notice to the other at least 90 days prior to the expiration of the then current term of its desire to terminate the agreement. Under the agreement, Mr. Bzdick is entitled to an annual base salary of $240,000 and an annual bonus of 10% of the adjusted net income of the DSS’s packaging division. If DSS elects not to renew the agreement for an additional five years for any reason except for cause, DSS will be obligated to pay Mr. Bzdick $100,000 per year and health insurance premiums for Mr. Bzdick and his family for five years. The agreement also provides for non-competition covenants by Mr. Bzdick in favor of DSS for the longer of (i) one year after the term of employment, or (ii) any period during which Mr. Bzdick receives severance payments.

On October 1, 2012, DSS and Mr. Bzdick entered into Amendment No. 1 to his employment agreement (the “Bzdick Amendment”) which amended certain terms and provisions of his employment agreement (as amended, the “Bzdick Employment Agreement”). The Bzdick Amendment will be effective on the date of the consummation of the Merger. Pursuant to the Bzdick Amendment, among other things, (i) the term of the Bzdick Employment Agreement is reduced from February 12, 2015 to December 31, 2014, which agreement shall be renewed automatically for a succeeding period of five years on the same terms and conditions as set forth therein, unless either party, at least 90 days prior to the expiration of the term of the Bzdick Employment Agreement, provides written notice to the other party of its intention not to renew the Bzdick Employment Agreement; (ii) if DSS elects not to renew the initial term of the Bzdick Employment Agreement, DSS will pay Mr. Bzdick $300,000, which shall be payable as follows: $100,000 on the first anniversary of such non-renewal, and $50,000 on each of the second through fifth anniversaries after such non-renewal; and (iii) Mr. Bzdick’s salary is decreased from $240,000 to $200,000. Upon the consummation of the Merger, DSS will pay to Mr. Bzdick a bonus equal to $50,000 and on September 21, 2012, DSS granted options to Mr. Bzdick to acquire 150,000 shares of DSS common stock at an exercise price of $4.26 per share, which options will vest in full upon the consummation of the Merger. On November 19, 2012, DSS cancelled Mr. Bzdick’s September 21, 2012 options grant, and reissued him options to purchase 150,000 shares of DSS common stock at an exercise price of $3.00 per share, which options will vest in full upon the consummation of the Merger. In addition, DSS granted Mr. Bzdick options to purchase an additional 100,000 shares of DSS common stock at an exercise price of $3.00 per share, which will vest ratably over 12 calendar quarters. That grant occurred on November 19, 2012.

Upon consummation of the Merger, Mr. Bzdick will be permitted to sell up to 300,000 shares of DSS common stock that he currently owns, pursuant to a 10b5-1 plan previously approved by DSS’s board of directors.

Executive Compensation Table: Combined Company Executive Officers from DSS

The following table sets forth cash compensation and the value of stock options awards granted to DSS’s executive officers that will continue as executive officers of the combined company for their service in 2011 and 2012.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(1)	All Other Compensation	Total
		($)	($)	($)	($)	($)(2)	($)
Philip Jones Chief Financial Officer	2012	120,000	—	—	159,000	—	279,000
	2011	120,000	30,000	—	—	—	150,000
Robert B. Bzdick Chief Operating Officer	2012	240,000	97,458	—	506,000	21,505	864,963
	2011	240,000	33,270	—	—	19,324	292,594

(1)	Represents the total grant date fair value of option awards computed in accordance with FASB ASC 718. DSS’s policy and assumptions made in the valuation of share-based payments are contained in Note 7 to DSS’s financial statements for the year ended December 31, 2011.
(2)	Includes health insurance premiums and automobile expenses paid by DSS.

The following are summaries of the material terms of the employment agreements of Philip Jones and Robert B. Bzdick with DSS that will be in effective upon the consummation of the Merger.

Philip Jones

On October 1, 2012, DSS and Philip Jones, Chief Financial Officer of DSS, entered into a letter agreement (the “Jones Letter Agreement”) and a Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement (the “Jones Confidentiality and Non-Compete Agreement”), both of which will be effective on the date of the consummation of the Merger. Under the Jones Letter Agreement, upon termination of Mr. Jones’s employment for any reason by DSS, DSS will pay Mr. Jones (or, in the case of his death, his estate) (i) any unpaid base salary earned through the date of termination payable when otherwise due in accordance with DSS’s regular payroll practices and any accrued but unused vacation in accordance with DSS’s policy; (ii) any unreimbursed expenses incurred through the date of termination; and (iii) all other payments, benefits or fringe benefits to which Mr. Jones may be entitled. In the event Mr. Jones’s employment with DSS is terminated by DSS without Cause (as defined in the Jones Letter Agreement), or by Mr. Jones for Good Reason (as defined in the Jones Letter Agreement), and provided Mr. Jones executes a customary general release, DSS will pay to Mr. Jones, (1) his current base salary following the date of his termination, payable in equal biweekly installments in accordance with DSS’s regular payroll practices, for an additional 12 months; and (2) certain medical benefits premiums pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”), for the first twelve months of such COBRA coverage. On November 19, 2012, DSS granted Mr. Jones options to acquire 100,000 shares of DSS common stock at an exercise price of $3.00 per share, to vest ratably over 12 calendar quarters. The November 19, 2012 grant replaces an options grant previously made to Jones on September 21, 2012, pursuant to which Mr. Jones was granted options to acquire 25,000 shares of DSS common stock at an exercise price of $4.26 per share.

Under the Jones Confidentiality and Non-Compete Agreement, Mr. Jones has agreed, among other things, not to (i) disclose certain Confidential Information (as defined in the Jones Confidentiality and Non-Compete Agreement) related to DSS; (ii) while engaged with DSS, and for a period of one year from and after the date of termination of engagement with DSS, engage in certain competitive activities relating to the development of software and/or cloud computing solutions in the areas of brand protection, secure printing solutions and redaction software solutions, or relating to anti-counterfeiting or authentication technologies, in any geographical area in which DSS or any of its subsidiaries marketed such products, technologies or services; or (iii)(a) solicit any Customer (as defined in the Jones Confidentiality and Non-Compete Agreement) of DSS that has purchased or licensed DSS’s intellectual property, products or services, (b) solicit any employee of DSS to become an employee of any other business or business entity, or (c) at any time without DSS’s prior written consent, discuss, publish or otherwise divulge any confidential information.

Robert B. Bzdick

On October 1, 2012, DSS and Robert B. Bzdick, Chief Operating Officer of DSS, entered into Amendment No. 1 to Employment Agreement (the “Bzdick Amendment”) which amended certain terms and provisions of his Employment Agreement, effective as of February 12, 2010, (as amended, the “Bzdick Employment Agreement”). The Bzdick Amendment will be effective on the date of the consummation of the Merger. Pursuant to the Bzdick Amendment, among other things, (i) the term of the Bzdick Employment Agreement is reduced from February 12, 2015 to December 31, 2014, which agreement shall be renewed automatically for a succeeding period of five years on the same terms and conditions as set forth therein, unless either party, at least 90 days prior to the expiration of the term of the Bzdick Employment Agreement, provides written notice to the other party of its intention not to renew the Bzdick Employment Agreement; (ii) if DSS elects not to renew the initial term of the Bzdick Employment Agreement, DSS will pay Mr. Bzdick $300,000, which shall be payable as follows: $100,000 on the first anniversary of such non-renewal, and $50,000 on each of the second through fifth anniversaries after such non-renewal; and (iii) Mr. Bzdick’s salary is decreased from $240,000 to $200,000. Upon the consummation of the Merger, DSS will pay to Mr. Bzdick a bonus equal to $50,000 and on September 21, 2012, DSS granted options to Mr. Bzdick to acquire 150,000 shares of DSS common stock at an exercise price of $4.26 per share, which options will vest in full upon the consummation of the Merger. Upon consummation of the Merger, Mr. Bzdick will be permitted to sell up to 300,000 shares of DSS common stock pursuant to a 10b5-1 plan approved by the DSS’s board of directors.

On November 19, 2012, DSS cancelled Mr. Bzdick’s September 21, 2012 options grant, and reissued him options to purchase 150,000 shares of DSS common stock at an exercise price of $3.00 per share, which options will vest in full upon consummation of the Merger. In addition, on November 19, 2012, DSS granted Mr. Bzdick options to purchase an additional 100,000 shares of DSS common stock at an exercise price of $3.00 per share, which will vest ratably over 12 calendar quarters.

Executive Compensation: Combined Company Executive Officers from Lexington

The following table sets forth cash compensation and the value of stock options awards granted to Lexington’s executive officers that will continue as executive officers of the combined company for their service in 2012.

Name	Salary ($)	Option Awards ($)(1)	All Other Compensation	Total ($)
Jeffery Ronaldi	$350,000	$1,576,645	$92,206	$2,018,851
Peter Hardigan	$250,000	$1,576,645	$86,478	$1,913,123

(1)	Amounts represent the aggregate grant date fair value in accordance with FASB ASC Topic 718.

The following are summaries of the material terms of the existing employment agreements of Jeffrey Ronaldi and Peter Hardigan with Lexington.

Jeffrey Ronaldi Employment Agreement

On November 20, 2012, Lexington entered into an employment agreement with Jeffrey Ronaldi, Lexington’s Chief Executive Officer (the “Ronaldi Agreement”). The Ronaldi Agreement has an initial term of three years, commencing on November 9, 2012, and is automatically renewable for additional consecutive one year terms, unless at least ninety days written notice is given by either Lexington or Mr. Ronaldi prior to the commencement of the next renewal term.

The Ronaldi Agreement provides for an annual base salary of $350,000, effective November 9, 2012 and an annual discretionary bonus based upon Mr. Ronaldi’s and Lexington’s achievement of annual performance objectives, as determined by the board of directors.

Upon commencement of the Ronaldi Agreement, Lexington will grant to Mr. Ronaldi 100,000 shares of its common stock, vesting immediately. Lexington will also grant to Mr. Ronaldi a non-statutory option to purchase up to 1,800,000 shares of its common stock, at an exercise price of $1.67 per share. One half of the option shall vest in 12 equal quarterly tranches, beginning February 15, 2013 and on each May 15, August 15, November 15 and February 15 thereafter through November 15, 2015. Vesting of the remaining one half of the option shall not commence unless and until the Merger is completed. Following the completion of the Merger, the remaining one half of the options shall vest in 12 equal tranches, with a tranche to vest on the last day of each calendar quarter commencing on the last day of the calendar quarter in which the Merger is completed.

The Ronaldi Agreement also provides for Mr. Ronaldi’s participation in all benefit programs Lexington establishes and makes available to its executive employees, and for reimbursement to Mr. Ronaldi for reasonable travel, entertainment, mileage and other business expenses.

The Ronaldi Agreement is terminable by Lexington for cause or upon thirty days prior written notice without cause, and terminable at Mr. Ronaldi’s election upon thirty days prior written notice. If Lexington terminates Mr. Ronaldi without cause, then Lexington will pay Mr. Ronaldi: (i) a lump sum amount equal to his base salary for the balance of the then-remaining term of the Ronaldi Agreement, but no less than six months’ base salary (ii) Lexington’s share of the cost of health insurance coverage pursuant to COBRA for the then-remaining term of the Ronaldi Agreement and (iii) reimbursement of business expenses incurred by Mr. Ronaldi prior to termination.

The Ronaldi Agreement also includes certain confidentiality, non-compete and non-solicitation provisions effective for a period of twelve months following the termination of Mr. Ronaldi’s employment with Lexington.

Peter Hardigan Employment Agreement

On November 20, 2012, Lexington entered into an amended employment agreement with Peter Hardigan (the “Amended Hardigan Agreement”). The Amended Hardigan Agreement expressly supersedes the terms of the previous employment agreement, dated August 7, 2012, between Lexington and Mr. Hardigan. The Amended Hardigan Agreement has an initial term of one year, commencing on August 1, 2012, and is automatically renewable for additional consecutive one year terms, unless at least ninety days written notice is given by either Lexington or Mr. Hardigan prior to the commencement of the next renewal term.

The Amended Hardigan Agreement provides for an annual base salary of $250,000, effective August 1, 2012 and an annual discretionary bonus based upon Mr. Hardigan’s and Lexington’s achievement of annual performance objectives, as determined by the board of directors.

Upon commencement of the Amended Hardigan Agreement, Lexington will grant to Mr. Hardigan 100,000 shares of its common stock, vesting immediately. Lexington will also grant to Mr. Hardigan a non-statutory option to purchase up to 1,800,000 shares of its common stock, at an exercise price of $1.67 per share. One half of the option shall vest in 12 equal quarterly tranches, with the first tranche having vested as of November 15, 2012, and the remaining tranches vesting on each of February 15, May 15, August 15, and November 15 thereafter through August 15, 2015. Vesting of the remaining one half of the option shall not commence unless and until the Merger is completed. Following the completion of the Merger, the remaining one half of the options shall vest in 12 equal tranches, with a tranche to vest on the last day of each calendar quarter commencing on the last day of the calendar quarter in which the Merger is completed.

The Amended Hardigan Agreement also provides for Mr. Hardigan’s participation in all benefit programs Lexington establishes and makes available to its executive employees, and for reimbursement to Mr. Hardigan for reasonable travel, entertainment, mileage and other business expenses.

The Amended Hardigan Agreement is terminable by Lexington for cause or upon thirty days prior written notice without cause, and terminable at Mr. Hardigan’s election upon thirty days prior written notice. If Lexington terminates Mr. Hardigan without cause, then Lexington will pay Mr. Hardigan: (i) a lump sum amount equal to his base salary for the balance of the then-remaining term of the Amended Hardigan Agreement, but no less than six months’ base salary, (ii) Lexington’s share of the cost of health insurance coverage pursuant to COBRA for the then-remaining term of the Amended Hardigan Agreement and (iii) reimbursement of business expenses incurred by Mr. Hardigan prior to termination.

The Amended Hardigan Agreement also includes certain confidentiality, non-compete and non-solicitation provisions effective for a period of twelve months following the termination of Mr. Hardigan’s employment with Lexington.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the equity awards DSS has made to its named executive officers, which are outstanding as of December 31, 2012:

Name	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options		Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested	Option Exercise Price	Option Expiration Date
	(#)	(#)		(#)	($)	($)
	Exercisable	Un-exercisable
Philip Jones	50,000					4.00	2/11/2014
	33,333	16,667	(1)			3.29	1/28/2015
	33,333	16,667	(1)			4.00	1/28/2015
	13,333	6,667	(2)			3.23	6/10/2015
	8,333	91,667	(3)	—		$3.00	11/19/2017
Robert B. Bzdick	8,333	91,667	(3)	—		$3.00	11/19/2017
	—	150,000	(4)	—		$3.00	11/19/2007

(1)	Vests as to one-third of the shares subject to the option in equal installments on each of 1/28/2011, 1/28/2012, and 1/28/2013.
(2)	Vests as to one-third of the shares subject to the option in equal installments on each of 6/10/2011, 6/10/2012, and 6/10/2013.
(3)	Vests as to one-twelfth of the shares subject to the option in equal quarterly installment commencing on 12/31/2012.
(4)	Vests upon consumation of the Merger.

Pension Benefits and Deferred Compensation Plans

DSS does not provide defined benefit pension benefits or non-qualified deferred compensation plans. DSS does maintain qualified 401(k) plans.

Equity Compensation Plan Information

As of December 31, 2012, securities issued and securities available for future issuance under DSS’s Amended and Restated 2004 Employee Stock Option Plan and DSS’s Amended and Restated 2004 Non-Executive Director Stock Option Plan were as follows:

Plan Category	Restricted stock to be issued upon vesting	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (under equity compensation Plans (excluding securities reflected in column (a & b))
	(a)	(b)	(c)	(d)
Equity compensation plans approved by security holders
Employee Plan		1,715,148	$3.80	1,474,916
Director Plan		312,000	3.49	188,000
Equity compensation plans not approved by security holders
Contractual warrant grants for services	—	808,064	4.42	—
Total		2,835,212	$3.94	1,662,916

DSS SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of December 31, 2012, regarding the beneficial ownership of DSS Common Stock by (i) each person known by the DSS board of directors to own beneficially 5% or more of the outstanding shares of DSS Common Stock, (ii) each director of DSS, (iii) DSS’s named executive officers, and (iv) all of DSS’s directors and executive officers as a group. Information with respect to beneficial ownership is based solely on a review of DSS’s capital stock transfer records and on publicly available filings made with the SEC by or on behalf of the stockholders listed below.

Percentage of beneficial ownership is calculated in relation to the 21,705,967 shares of DSS Common Stock that were outstanding as of December 31, 2012. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of DSS Common Stock issuable pursuant to the exercise of stock options or other securities that are exercisable or convertible into shares of DSS Common Stock within 60 days of December 31, 2012. Options to purchase shares of DSS Common Stock that are exercisable within 60 days of December 31, 2012 are considered beneficially owned by the person holding such options for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. Unless otherwise indicated, to DSS’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned		Percentage of Common Stock(2)
Five percent or more beneficial owners:
None
Named Executive Officers and Directors
Patrick White	892,600	(3)	4.10%
David Wicker	229,834	(4)	1.05%
Philip Jones	168,333	(5)	*
David Klein	8,333	(6)	*
Robert B. Fagenson	1,059,500	(7)	4.87%
Ira A. Greenstein	53,333	(8)	*
Roger O’Brien	29,000	(9)	*
Robert B. Bzdick	673,770	(10)	3.08%
John Cronin	5,000	(11)	*
All executive officers and directors as a group (9 persons)	3,114,704		14.34%

*	Does not exceed 1%
(1)	The business address of the individuals is c/o Document Security Systems, Inc., 28 East Main Street, Suite 1525, Rochester, New York 14614.
(2)	Based upon 21,705,967 shares of DSS Common Stock issued and outstanding on December 31, 2012.
(3)	Includes 80,000 shares of DSS Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012. Effective December 1, 2012, Mr. White resigned from his position as Chief Executive Officer of DSS.
(4)	Includes 105,000 shares of DSS Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(5)	Includes 163,333 shares of DSS Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(6)	Includes 8,333 shares of DSS Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.

(7)	Includes 50,000 shares of DSS Common Stock issuable upon the exercise of stock options exercisable within 60 days of November 19, 2012, 100,000 shares of DSS Common Stock held by Mr. Fagenson’s wife and an aggregate of 100,000 shares of DSS Common Stock held in trusts for Mr. Fagenson’s two adult children, of which Mr. Fagenson is trustee. Mr. Fagenson disclaims beneficial ownership of the 100,000 shares of DSS Common Stock held by his wife and the 100,000 shares of DSS Common Stock held in trusts for Mr. Fagenson’s two adult children.
(8)	Includes 53,333 shares of DSS Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(9)	Includes 29,000 shares of DSS Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(10)	Includes 158,333 shares of Common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(11)	Includes 5,000 shares of Common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.

LEXINGTON SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Lexington capital stock as of December 31, 2012, by (i) each person or entity who is known by Lexington to own beneficially more than 5% of the outstanding shares of Lexington capital stock, (ii) each director of Lexington, (iii) each of Lexington’s named executive officers, and (iv) all directors and named executive officers of Lexington as a group.

Percentage of beneficial ownership is calculated in relation to the 14,062,825 shares of Lexington Common Stock and 17,913,727 Lexington Preferred Stock that were outstanding as of December 31, 2012. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of Lexington capital stock issuable pursuant to the exercise of stock options or preferred stock and other securities that are exercisable or convertible into shares of Lexington capital stock within 60 days of December 31, 2012. Shares of Lexington common stock issuable upon conversion of preferred stock that is convertible within 60 days of December 31, 2012 are considered beneficially owned by the person holding such preferred stock for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. Unless otherwise indicated, to Lexington’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Common Stock		Preferred Stock
Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership	Percent of Class	Amount of Beneficial Ownership	Percent of Class
5% Stockholders
Hudson Bay Master Fund, Ltd.(2) 777 Third Avenue New York, NY 10017	9,428,672	67.0%	9,360,100	52%
Four Kids Investment Funds LLC (Alan Honig TR)(3) 17582 Bocaire Way Boca Raton, FL 33487	2,475,000	17.6%	—	—
Barry Honig(4) 4400 Biscayne Boulevard Suite 850 Miami, FL 33137	4,154,999	29.5%	2,045,056	11%
1960480 BT(5) 2515 McKinney Ave Suite 1000 Dallas, TX 75201	5,028,572	35.8%	4,992,000	28%
Iroquois Master Fund, Ltd.(6) 641 Lexington Ave. 26th Floor New York, NY 10022	1,766,665	12.6%	—	—
Frost Gamma Investments Trust(7) 4400 Biscayne Boulevard Suite 850 Miami, FL 33137	1,738,226	12.4%	—	—
Named Executive Officers and Directors
Peter Hardigan(8)	197,857	1.4%	—	—
Jeffrey Ronaldi	100,000	*	—	—
Jonathan Perrelli	—	—	—	—
Richard M. Cohen	—	—	—	—
All officers and directors as a group (4 persons)	297,857	2.1%	—	—

*	Does not exceed 1% of the class
(1)	Unless otherwise indicated, the address of each listed stockholder is c/o Lexington Technology Group, Inc., 375 Park Avenue, 26th Floor, New York, New York 10152.
(2)	Includes 9,360,100 shares of common stock issuable upon conversion of preferred stock held by Hudson Bay Master Fund Ltd. Hudson Bay Capital Management, L.P., the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management, L.P. Sander Gerber disclaims beneficial ownership over these securities.
(3)	Alan Honig acts as the custodian and trustee of Four Kids Investment Funds LLC and has voting and investment power over these securities.
(4)	Includes 344,285 shares of common stock held by Mr. Honig, 397,651 shares of common stock and 1,022,528 shares of common stock issuable upon conversion of preferred stock held by GRQ Consultants, Inc. 401K, and 1,368,007 shares of common stock and 1,022,528 shares of common stock issuable upon conversion of preferred stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig. Mr. Honig is the trustee of GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig, and, in such capacity, has voting and dispositive power over the securities held by such entities.
(5)	Includes 4,992,000 shares of common stock issuable upon conversion of preferred stock held by 1960480 BT, LLC. Ryan Lane, the managing member of 1960480 BT, has voting and investment power over these securities.
(6)	Iroquois Capital Management L.L.C., or Iroquois Capital, is the investment manager of Iroquois Master Fund Ltd., or IMF. Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Messrs. Silverman and Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by IMF. Notwithstanding the foregoing, Messrs. Silverman and Abbe disclaim such beneficial ownership.
(7)	Dr. Philip Frost is the trustee of Frost Gamma Investments Trust and, in such capacity, has voting and dispositive power over the securities held for the account of Frost Gamma Investments Trust.
(8)	Includes options to purchase up to 75,000 shares of Lexington Common Stock that are exercisable within 60 days of December 31, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

The following table sets forth information as of December 31, 2012, regarding the beneficial ownership of the combined company upon completion of the Merger by (i) each person known by the management of DSS and Lexington that is expected to become the beneficial owner of 5% of the common stock of the combined company upon completion of the Merger, (ii) each director and named executive officer of the combined company, and (iii) all directors and named executive officers of the combined company as a group.

Information with respect to beneficial ownership is based solely on a review of DSS capital stock transfer records and on publicly available filings made with the SEC by or on behalf of the stockholders listed below and on Lexington’s stock ledger. Unless otherwise indicated in the footnotes, the address for each listed stockholder is: c/o Lexington Technology Group, Inc., 375 Park Avenue, 26th Floor, New York, New York 10152.

The percent of common stock before the merger is based on 21,705,967 shares of DSS Common Stock that were outstanding as of December 31, 2012. The percent of common stock of the combined company after the merger is based on 49,842,645 shares of common stock of the combined company outstanding upon completion of the Merger on an as-converted basis with respect to the DSS Preferred Stock issued in connection with the Merger and assumes that the Exchange Ratio to be used in connection with the Merger is approximately 1.02 shares of DSS common stock and DSS Warrants for each share of Lexington capital stock (without giving effect to the proposed reverse stock split described elsewhere in this proxy statement/prospectus) and that Lexington has at least $9,000,000 at the Effective Time of the Merger (and accordingly, the maximum amount of Additional Shares are issued). Shares of DSS Common Stock subject to stock options and warrants that are currently exercisable or exercisable within 60 days after December 31, 2012 are treated as outstanding and beneficially owned by the holder of such options for the purpose of computing the percentage ownership of the combined company’s common stock of such holder, but are not treated as outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other stockholder. Shares of Lexington common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2012 are treated as outstanding and beneficially owned by the holder of such options for the purpose of computing the percentage ownership of the combined company’s common stock of such holder, but are not treated as outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other stockholder. Unless otherwise indicated, DSS and Lexington believe that each of the persons named in this table has sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Before the Merger			After the Merger
Name and Address of Beneficial Owner	Amount of Beneficial Ownership		Percent of Class	Amount of Beneficial Ownership		Percent of Class
5% Stockholders (Preferred)
Hudson Bay Master Fund, Ltd. 777 Third Avenue New York, NY 10017	—		—	5,147,606		99%
1960480 BT, LLC(10) 2515 McKinney Ave Suite 1000 Dallas, TX 75201	—		—	47,467		1%
5% Stockholders (Common)
Hudson Bay Master Fund, Ltd. 777 Third Avenue New York, NY 10017	725,805	(3)	3.3%	5,146,606	(9)	9.99%
1960480 BT, LLC 2515 McKinney Ave Suite 1000 Dallas, TX75201	—		—	5,055,630	(10)	9.99%
Barry Honig 4400 Biscayne Boulevard Suite 850 Miami, FL 33137	161,290	(17)	—	4,377,867	(11)	8.65%
Four Kids Investment Funds LLC (Alan Honig) 4400 Biscayne Boulevard Suite 850 Miami, FL 33137	—		—	2,511,680	(12)	5.00%
Named Executive Officers and Directors:
Philip Jones(1)	163,333	(4)	*	163,333	(4)	*
David Klein(1)	8,333	(5)	*	8,333	(5)	*
Robert B. Fagenson(1)	1,058,500	(6)	4.87%	1,058,500	(6)	2.12%
Ira A. Greenstein(1)	52,333	(7)	*	52,333	(7)	*
Robert B. Bzdick(1)	673,770	(8)	3.08%	673,770	(8)	1.35%
Peter Hardigan(2)	—		—	166,344	(13)	*
Warren Hurwitz(2)	—		—	—		*
Jeffrey Ronaldi(2)	—		—	143,149	(14)	*
Jonathon Perrelli(2)	—		—	—		—
Richard M. Cohen	—		—	—		—
All executive officers and directors as a group (10 persons)	1,956,270	(15)	8.84%	2,265,762	(16)	4.50%

* Does not exceed 1%
(1)	The business address of each listed stockholder is c/o Document Security Systems, Inc., 28 East Main Street, Suite 1525, Rochester, New York 14614.
(2)	The business address of each listed stockholder is c/o Lexington Technology Group, Inc., 375 Park Avenue, 26th Floor, New York, New York 10152.
(3)	Includes 241,935 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2012.

(4)	Includes 163,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(5)	Includes 8,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(6)	Includes 49,000 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012, 100,000 shares of DSS common stock held by Mr. Fagenson’s wife and an aggregate of 100,000 shares of DSS common stock held in trusts for Mr. Fagenson’s two adult children, of which Mr. Fagenson is trustee. Mr. Fagenson disclaims beneficial ownership of the 100,000 shares of DSS common stock held by his wife and the 100,000 shares of DSS common stock held in trusts for Mr. Fagenson’s two adult children.
(7)	Includes 52,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(8)	Includes 158,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(9)	Includes 1,442,018 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, 2,106,697 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions, and 241,935 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2012. In addition to any shares of DSS common stock that Hudson Bay and its affiliates will hold after the Merger, Hudson Bay Master Fund Ltd. will hold shares of DSS preferred stock convertible into 5,206,928 shares of DSS common stock. In accordance with the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock with respect to the DSS preferred stock to be filed by DSS prior to the consummation of the Merger and the terms of the DSS warrants to be received in connection with the Merger, Hudson Bay may not convert any of the DSS preferred stock or exercise its warrants to purchase DSS common stock to the extent that after giving effect to such conversion or exercise, as the case may be, Hudson Bay (together with its affiliates) would have acquired, through conversion of DSS preferred stock, exercise of DSS warrants or otherwise, beneficial ownership of a number of shares of DSS common stock that exceeds 9.99% of the number of shares of DSS common stock outstanding immediately after giving effect to such conversion, excluding for purposes of such determination, shares of DSS common stock issuable upon conversion of the DSS preferred stock or exercise of the DSS warrants that have not been converted or exercised. Hudson Bay Capital Management, L.P., the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management, L.P. Sander Gerber disclaims beneficial ownership over these securities.
(10)	Includes 769,068 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 1,123,560 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. In addition to any shares of DSS common stock that 1960480 BT and its affiliates will hold after the Merger, 1960480 BT will hold shares of DSS preferred stock convertible into 79,105 shares of DSS common stock. In accordance with the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock with respect to the DSS preferred stock to be filed by DSS prior to the consummation of the Merger and the terms of the DSS warrants to be received in connection with the Merger, 1960480 BT may not convert any of the DSS preferred stock or exercise its warrants to purchase DSS common stock to the extent that after giving effect to such conversion or exercise, as the case may be, 1960480 BT (together with its affiliates) would have acquired, through conversion of DSS preferred stock, exercise of DSS warrants or otherwise, beneficial ownership of a number of shares of DSS common stock that exceeds 9.99% of the number of shares of DSS common stock outstanding immediately after giving effect to such conversion, excluding for purposes of such determination, shares of DSS common stock issuable upon conversion of the DSS preferred stock or exercise of the DSS warrants that have not been converted or exercised. Ryan Lane, the managing member of 1960480 BT, has voting and investment power over these securities.
(11)	Includes 635,464 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 928,373 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. Includes 216,589 shares of common stock, 52,655 shares of common stock issuable upon exercise of warrants and 76,925 shares of common stock to be held in escrow to be issued to Mr. Honig in connection with the Merger, 893,431 shares of common stock, 217,202 shares of common stock issuable upon exercise of warrants and

317,318 shares of common stock to be held in escrow to be issued to GRQ Consultants, Inc. 401K in connection with the Merger, and 1,503,880 shares of common stock, 365,608 shares of common stock issuable upon exercise of warrants and 534,130 shares of common stock to be held in escrow to be issued to GRQ Consultants, Inc. Roth 401K FBO. Mr. Honig is the trustee of GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig, and, in such capacity, has voting and dispositive power over the securities held by such entities.
(12)	Includes 378,526 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 553,002 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. Alan Honig acts as the custodian and trustee of Four Kids Investment Funds LLC and has voting and investment power over these securities.
(13)	Includes 41,667 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 27,279 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. Also includes options to purchase 441,333 shares of common stock of DSS that will vest upon the consummation of the Merger.
(14)	Includes 15,198 shares of common stock issuable upon the exercise of warrants that will issued in connection with the Merger, and 22,204 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions. Also includes options to purchase 41,667 shares of common stock of DSS that will vest upon the consummation of the Merger.
(15)	Includes 431,333 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012.
(16)	Includes 448,000 shares of DSS common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2012, 33,870 shares of common stock issuable upon the exercise of warrants that will be issued in connection with the Merger, and 49,483 shares of common stock to be held in escrow for up to one year after the closing of the Merger and to be released upon certain conditions.
(17)	Includes 80,645 shares of DSS common stock issuable upon the exercise of stock warrants exercisable within 60 days of December 31, 2012.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of DSS consists of 200,000,000 shares of common stock, par value $0.02 per share. DSS is seeking stockholder approval pursuant to this proxy statement/prospectus to effect a reverse stock split of DSS issued and outstanding common stock, pursuant to which any whole number of outstanding shares between and including two and four would be combined and reclassified into one share of DSS Common Stock (with the exact reverse stock split ratio within such range to be determined by DSS prior to the completion of the Merger).

Common Stock

As of         , 2013, the latest practicable date before the printing of this proxy statement/prospectus, there were [•] shares of DSS Common Stock outstanding, held of record by [•] stockholders.

The DSS stockholders are entitled to one vote for each share held on matters submitted to a vote of the stockholders and do not have cumulative voting rights. The DSS stockholders are entitled to receive proportionately any dividends that may be declared by the DSS board of directors. Upon DSS’s liquidation, dissolution or winding up, the holders of DSS’s common stock are entitled to receive proportionately DSS’s net assets available after the payment of all debts and other liabilities. Holders of DSS Common Stock have no preemptive, subscription, redemption or conversion rights. DSS’s outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of DSS Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which DSS has designated and issued or which DSS may designate and issue in the future.

Preferred Stock

The DSS Certificate does not authorize preferred stock. DSS is seeking stockholder approval pursuant to this proxy statement/prospectus to amend the DSS Certificate to authorize a class of preferred stock and establish the associated rights and preferences thereof.

Upon the consummation of the Merger, only the holders of Lexington Preferred Stock who would, after giving effect to the Merger and receipt of the merger consideration, meet the Beneficial Ownership Condition shall receive for each share of Lexington Preferred Stock they hold the same merger consideration as the holders of Lexington Common Stock except that such holders shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into (or if the proposal to authorize DSS Preferred Stock is not approved, $.02 Warrants exercisable for) that number of shares of DSS Common Stock they would have received if they had been a holder of Lexington Common Stock immediately prior to the Effective Time in such amounts that would enable such holders, after giving effect to the Merger, to beneficially own no more than 9.99% of DSS Common Stock upon consummation of the Merger. Those holders of Lexington Preferred Stock who do not meet the Beneficial Ownership Condition and will not receive DSS Preferred Stock or $.02 Warrants, will receive DSS Common Stock and the other types of merger consideration in exchange for their Lexington Preferred Stock based on the Common Stock Exchange Ratio. In the event DSS’s stockholders approve the issuance of the merger consideration, but do not approve the authorization of the DSS Preferred Stock, then the holders of Lexington Preferred Stock that satisfy the Beneficial Ownership Condition shall receive warrants to purchase DSS Common Stock with an exercise price of $.02 per share.

Subject to the conditions described above, upon completion of the Merger, each share of then-outstanding Lexington Preferred Stock (total 17,913,727 shares outstanding) will be automatically converted into the right to receive the same number of shares of DSS Preferred Stock, which 17,913,727 shares, as of November 19, 2012, shall be convertible into an aggregate of 17,913,727 shares of DSS Common Stock.

The DSS Preferred Stock will have the powers, preferences and privileges and other rights as will be set forth in a Certificate of Amendment to the Certificate of Incorporation of DSS to be filed by DSS subsequent to closing, which rights include, among other things, the right to participate in any dividends and distributions paid to common stockholders on an as-converted basis, pro rata with the holders of DSS Common Stock. Upon the occurrence of any Liquidation Event (as such term is defined in the Certificate of Amendment), after the payment of all debts and liabilities of DSS, any remaining assets shall be distributed pro rata to the holders of DSS Common Stock and DSS Preferred Stock on an as-converted basis. The DSS Preferred Stock will be non-voting, except as required by law and in certain defined instances, including in connection with a fundamental transaction. Each share of DSS Preferred Stock shall be initially convertible into one share of DSS Common Stock.

Warrants

As of [•], 2013, the latest practicable date before the printing of this proxy statement/prospectus, there were warrants to purchase [•] of DSS Common Stock outstanding at a weighted-average exercise price of $[•] per share.

Warrants to be issued in connection with the Merger

In connection with the Merger, DSS will issue to the holders of Lexington capital stock (on a pro rata as-converted basis) an aggregate of 4,859,894 warrants to purchase an aggregate of 4,859,894 shares of DSS Common Stock with an exercise price of $4.80 per share, subject to equitable adjustment in the event of a reverse stock split, and a term of five years commencing upon the closing of the Merger.

In the event DSS’s stockholders approve the issuance of the merger consideration, but do not approve the authorization of the DSS Preferred Stock, then the holders of Lexington Preferred Stock that satisfy the Beneficial Ownership Condition shall receive warrants to purchase DSS Common Stock with an exercise price of $0.02 per share.

$.02 Warrants and New Warrants

The $.02 Warrants and the New Warrants (collectively, the “Warrants”) have an exercise price of $.02 and $4.80 per share, respectively, and are exercisable at any time after the date of issuance (the “Issuance Date”) until the expiration date (the “Expiration Date”), which date shall be 10 years from the Issuance Date in the case of the $.02 Warrants and five years from the Issuance Date in the case of the New Warrants. The Warrants may be exercised in whole or in part, by paying DSS cash, check or wire transfer. Notwithstanding, if at any time between the three month anniversary of the Issuance Date and the Expiration Date, there is not an effective registration statement registering the resale of the shares issuable under the Warrants (the “Warrant Stock”) then the holder may elect to exercise the Warrant, or a portion thereof, and to pay for the Warrant Stock by way of cashless exercise.

Except under certain circumstances, no holder may exercise its Warrants or $.02 Warrants if such exercise would result in such holder beneficially owning in excess of 9.99% of the number of shares of DSS common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the Warrant. In addition, under certain circumstances, a holder of the $.02 Warrants will be entitled to participate in any distribution of DSS’s assets (or the right to acquire its assets) or any declared cash dividend, to the same extent such holder would have participated therein if such holder had held the shares of common stock acquirable upon complete exercise of the Warrants.

The Warrants are subject to adjustments for stock splits and certain fundamental transactions. The $.02 Warrants provide that DSS will not declare or effect any stock split, subdivision, dividend or combination of its common stock while any portion of such warrant remains exercisable unless DSS simultaneously effects a reduction on the par value per share of its common to permit the exercise in full of any remaining portion of such warrant after giving effect to such adjustments.

In the event of any distribution by DSS to its holders of common stock, each holder of a $.02 Warrant will be entitled to participate in such distribution to the same extent that such holder would have participated if it had held the number of shares of common stock acquirable upon complete exercise of the warrant at the time of the distribution. Each holder of a New Warrant, in the event of any such distribution, will be entitled to a reduction in the then current exercise price of their warrant equal to the fair market value of such distribution.

All other terms of the $.02 Warrant and the New Warrant are identical.

New York Statutory Business Combinations Provisions

Section 912 of the New York Business Corporation Law prohibits any “business combination” (defined to include a variety of transactions, including mergers, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and benefits from the corporation, including loans or guarantees) with, involving or proposed by any “interested shareholder” for a period of five years after the date on which the interested shareholder became an interested shareholder. “Interested shareholder” is defined generally as any person who, directly or indirectly, beneficially owns 20% or more of the outstanding voting stock of a New York corporation. These restrictions do not apply, however, to any business combination with an interested shareholder if the business combination, or the purchase of stock by the interested shareholder that caused the shareholder to become an interested shareholder, was approved by the board of directors of the New York corporation prior to the date on which the interested shareholder became an interested shareholder. After the five-year period, a business combination between a New York corporation and the interested shareholder is prohibited unless either the “fair price” provisions set forth in Section 912 are complied with or the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder or its affiliates and associates.

A New York corporation may adopt an amendment to its bylaws, approved by the affirmative vote of a majority of votes of the outstanding voting stock, excluding the voting stock of interested shareholders and their affiliates and associates, expressly electing not to be governed by Section 912. The amendment will not, however, be effective until 18 months after the shareholder vote and will not apply to any business combination with a shareholder who was an interested shareholder on or prior to the effective date of the amendment. DSS’s bylaws do not contain a provision electing not to be governed by Section 912.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial data is intended to show how the Merger might have affected historical financial statements if the Merger had been completed on January 1, 2011, for the purposes of the statements of operations, and September 30, 2012, for the purposes of the balance sheet, and was prepared based on the historical financial statements and results of operations reported by DSS and Lexington. The following should be read in conjunction with the audited historical financial statements of DSS and Lexington and the notes thereto beginning on pages F-1 and F- 56, respectively, the sections entitled “DSS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 122 and “Lexington’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 144, and the other information contained in this proxy statement/prospectus. The following information does not give effect to the proposed reverse stock split of DSS common stock described in DSS Proposal No. 4.

Accounting Treatment of the Merger

U.S. Generally Accepted Accounting Principles (hereafter — GAAP), require that for each business combination, one of the combining entities shall be identified as the acquirer, and the existence of a controlling financial interest shall be used to identify the acquirer in a business combination. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, it is sometimes not clear which party is the acquirer. In these situations, the acquirer for accounting purposes may not be the legal acquirer (i.e., the entity that issues its equity interest to effect the business combination).

If a business combination has occurred, but it is not clear which of the combining entities is the acquirer, GAAP requires considering additional factors in making that determination. These factors include the relative voting rights of the combined entity after the business combination, the existence of a large minority voting interest in the combined entity, the composition of the governing body of the combined entity, the composition of senior management in the combined entity and the relative size of the combining entities. While no hierarchy is provided to explain how to assess factors that influence the identification of the acquirer in a business combination, effectively concluding that no one of the criteria is more significant than any other, it is reasonable to conclude that the entity with largest percentage of voting rights after the business combination is most like to be considered the acquirer, unless other mitigating factors are present.

The stockholders of Lexington will hold the largest percentage of the voting shares on a fully dilutive basis after the completion of the Merger at 56% of the combined entity. The percentages of ownership include the 7,100,000 shares held in escrow, which are eligible to be voted while in escrow. If the escrow shares are terminated (which will be determined after 1 year of the deal being consummated), Lexington stockholders would own 51% and DSS stockholders would own 49% on a fully diluted basis. After the closing of the acquisition, senior management of the combined entity is expected to include four officers: the Chief Executive Officer and Chief Investment Officer from Lexington, and the Chief Financial Officer and Chief Operating Officer from DSS. Based on the aforementioned, and after taking in consideration all relevant facts and circumstances (which included, among others, the relative voting rights of the combined entity on a fully diluted basis, the larger minority voting interest, and the composition of the senior management), we came to a conclusion that, Lexington is the accounting acquirer, as it is defined in FASB Topic ASC 805 “Business Combinations.”

Because DSS will be issuing equity interests in order to acquire Lexington that results in a change of control in the combined entity, the transaction will be accounted for as a reverse acquisition. In the post-combination consolidated financial statements, Lexington’s assets and liabilities will be presented at its pre-combination carrying amounts, and DSS’s assets and liabilities will be measured and recorded at fair value in accordance with ASC 805. In addition, the consolidated equity will reflect DSS’s common and preferred stock (if any), at par value, as DSS is the legal acquirer. The total consolidated equity will consist of Lexington’s equity just before the merger, along with DSS issued and outstanding common stock prior to the transaction at the quoted price the day the transaction is consummated. Goodwill will be allocated to each reporting unit that is expected to benefit from the synergies created by the business combination.

Generally, in reverse acquisitions according to ASC 805-40, the financial statements of the combined entity are a continuation of the financial statements of the accounting acquirer, which as determined above, is Lexington. However, assessment of whether predecessor financial statements are required is separate from the identification of the accounting acquirer. Given that Lexington has limited historical operations, consisting of no revenue and only administrative expense, while DSS has experienced significant operating results in historical periods that would be included in comparative financial statements, management believes predecessor financial statement presentation is appropriate, where DSS is the predecessor.

With respect to unaudited pro forma combined financial statements to be presented in the combined entity’s registration statement as required by Rule 8-05 of Regulation S-X and footnotes to the financial statements of future periodic filings as required by ASC 805, the combined entity will present pro forma financial information showing the effects of the acquisition in columnar format including pro forma adjustments and results. Despite the fact that Lexington has only been in existence since May 2012, pro forma operating financial information will assume the merger took place on the first day of the most recently completed fiscal year in order to accommodate predecessor accounting as discussed above.

The summary unaudited pro forma combined balance sheet as of September 30, 2012 combines the historical balance sheets of DSS and Lexington as of September 30, 2012 and gives pro forma effect to the Merger as if it had been completed on September 30, 2012.

The summary unaudited pro forma statements of operations for the year ended December 31, 2011 and the period from January 1, 2012 through September 30, 2012 gives pro forma effect to the Merger as if it had been completed on January 1, 2011.

The historical financial data has been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition and certain other adjustments.

The unaudited pro forma combined financial statements are presented for illustrative purposes only, and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma combined financial statements, the preliminary acquisition-date fair value of the identifiable assets acquired and liabilities assumed reflected in the unaudited pro forma combined financial statements is subject to adjustment and may vary from the actual amounts that will be recorded upon completion of the Merger.

Purchase Price Allocation

In accordance with the accounting treatment of the Merger as a reverse acquisition, the fair value of the outstanding equity of the accounting acquiree immediately prior to the Merger is used to calculate the purchase price of the net assets by the combined company. The purchase price is allocated to the fair value of the acquired company’s assets and liabilities on the date of the Merger, with any remainder assigned to goodwill. The pro-forma unaudited balance sheet as of September 30, 2012 presented below reflects the allocation of the preliminary estimated purchase price of approximately $45 million which is the expected estimated fair value of DSS’s outstanding common stock on the date of the Merger based on share price of $2.17 which was the closing price of DSS common stock on December 31, 2012, and the outstanding stock of DSS as of September 30, 2012. The final purchase price allocation will depend significantly on DSS’s future share price and the final estimate of the fair value of the intangible assets acquired, and consequently, might significantly differ from the values presented in these pro-forma statements.

Preliminary Purchase Price Allocation

($ -in thousands)
Current assets, net of current liabilities	$309
Property, plant and equipment	3,759
Other assets	234
Other intangible asset	6,919
Goodwill	36,342
47,563
Long-term debt and other long-term liabilities	2,270
Total estimated purchase price	$45,293
Expected fair value of DSS common stock at the date of Merger	$45,293

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2012 ($- in thousands)

	Historical
	Lexington Technology Group, Inc.	Document Security Systems, Inc.	Pro Forma Adjustments	Notes	Pro Forma Consolidated
ASSETS
Total current assets	$12,261	$4,191	$—		$16,452
Property, plant and equipment, net	—	3,759	—		3,759
Other assets	—	234	—		234
Goodwill	—	3,323	33,019	3	36,342
Other intangible assets, net	2,077	1,919	5,000	1	8,996
Total assets	14,338	$13,426	$38,019		$65,783
LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$389	$3,882	$297	2	$4,568
Long-term debt, net	2,449	2,132	—	4	4,581
Interest rate swap hedging liabilities	—	138	—		138
Deferred tax liability	—	123	(123)	4	—
Stockholders' equity
Preferred stock, $.02 par value	2	—	102	5	104
Common stock, $.02 par value	1	417	463	5	881
Additional paid-in capital	18,428	53,212	(7,047)	2,6	64,593
Accumulated other comprehensive loss	—	(138)	138	6	—
Accumulated deficit	(6,931)	(46,340)	44,189	6	(9,082)
Total stockholders' equity	11,500	7,151	37,845		56,496
Total liabilities and stockholders' equity	$14,338	$13,426	$38,019		$65,783

Unaudited Pro Forma Consolidated Statement of Operations, for the year ended December 31, 2011 ($- in thousands, except per share and per share data)

	Historical
	Lexington Technology Group, Inc.		Document Security Systems, Inc.	Pro Forma Adjustments	Notes	Pro Forma consolildated
Revenue		$—	$13,384	$—		$13,384
Cost of revenue		—	9,212	—		9,212
Gross profit		—	4,172	—		4,172
Operating expenses:
Selling, general and administrative		—	7,076	2,151	2	9,227
Research and development		—	285	—		285
Amortization of intangibles		—	285	500	1	785
Operating expenses		—	7,646	2,651		10,297
Operating loss		—	(3,474)	(2,651)		(6,125)
Other income (expense):
Interest expense		—	(259)	—		(259)
Change in fair value of derivative liability		—	361	—		361
Loss before income taxes		—	(3,372)	(2,651)		(6,023)
Income tax benefit		—	(151)	—		(151)
Net loss		$—	(3,221)	(2,651)		$(5,872)
Net loss per share – basic and diluted:	$		(0.17)			$(0.17)
Weighted average common shares outstanding, basic and diluted		—	19,454,046	16,082,164	7	35,536,210

Unaudited Pro Forma Consolidated Statement of Operations, for the nine month period ended September 30, 2012 ($- in thousands, except per share and per share data)

	Historical
	Lexington Technology Group, Inc.	Document Security Systems, Inc.	Pro Forma Adjustments		Notes	Pro Forma consolildated
	(From May 10, 2012 (Inception) through September 30, 2012)
Revenue	$—	$11,666		$—		$11,666
Cost of revenue	—	7,558		—		7,558
Gross profit	—	4,108		—		4,108
Operating expenses:
Selling, general and administrative	1,039	6,061		—		7,100
Research and development	—	545		—		545
Amortization of intangibles	98	228		375	1	701
Operating expenses	1,137	6,834		375		8,346
Operating loss	(1,137)	(2,726)		(375)		(4,238)
Other income (expense):
Interest expense	(465)	(176)		—		(641)
Change in fair value of derivative liability	(5,329)			—		(5,329)
Amortizaton of note discount	—	(249)		—		(249)
Loss before income taxes	(6,931)	(3,151)		(375)		(10,457)
Income tax expense	—	14		—		14
Net loss	$(6,931)	$(3,165)		$(375)		$(10,471)
Net loss per share-basic and diluted:	$(0.73)	$(0.15)	$			$(0.29)
Weighted average common shares outstanding, basic and diluted	9,424,022	20,536,448		16,082,164	7	36,618,612

Notes to Unaudited Pro Forma Consolidated Statements of Operations and Balance Sheet

1.	This pro forma adjustment represents the additional amortization expense as a result of the long-lived intangible assets acquired in the Merger, assuming the Merger occurred at the beginning of the most recently completed fiscal year, January 1, 2011. The acquired intangible assets have an estimated aggregate fair value of $6,919,000 and a weighted average remaining useful life of 10 years. The $5,000,000 pro forma adjustment represents the estimated difference between the fair value and the carrying value of DSS’s patent assets, customer lists and non-compete agreements on the date of acquisition. As a result, the increase in amortization expense for the year ended December 31, 2011 is $500,000, and the increase in amortization expense for the nine month period ended September 30, 2012 is $375,000. See the preliminary purchase price allocation table on page 177.

For these pro forma consolidated financial statements of operations and balance sheet we assume that there was no sign of impairment of long-lived intangible assets throughout the periods presented.

2.	This pro-forma adjustment represents direct, incremental costs of the Merger including (1) fees paid to Palladium Capital who acted as an advisor to DSS in the Merger, comprising of cash of $182,000 and the expected fair value of 786,678 shares of DSS Common Stock that will be issued upon the closing of the Merger with an estimated fair value of approximately $1,707,000 to Palladium Capital, and (2) cash bonuses of $115,000 and $147,000 of stock based compensation expense related to the fair value of options issued to executives and senior managers upon closing of the Merger.
3.	This pro forma adjustment represents the estimated goodwill acquired as a result of the Merger. For the purposes of the Merger, since Lexington is determined to be the accounting acquirer and DSS is determined to be the accounting acquiree, the consideration effectively transferred is measured based on the expected fair value of the common stock of DSS outstanding immediately prior to the closing of the Merger. For the purposes of the accompanying pro forma combined financial data, the estimated fair value of DSS common stock is $2.17 per share based on the closing price on December 31, 2012 and the number of shares outstanding is based on the 20,872,316 shares outstanding at September 30, 2012. The goodwill adjustment represents the excess of the purchase price over the fair value of the tangible and intangible assets acquired less liabilities assumed. See the preliminary purchase price allocation table on page 177.
4.	This pro-forma adjustment represents the change in the fair value of DSS long-term liabilities.

5.	This pro forma adjustment presents the effect on the common stock and preferred stock (if approved), at par, of the combined company that reflects DSS as the legal acquirer and Lexington as the legal acquiree in the Merger. As a result, the common stock and preferred stock (if approved) share number will be adjusted to include the shares issued to the shareholders of Lexington and to Palladium Capital as an advisor on the date of the Merger. The following shares outstanding:

As of September 30, 2012
Document Security Systems	20,872,316
Document Security Systems shares of common stock expected to be issued to former Lexington Technology Group stockholders	22,395,486
Document Security Systems shares of common stock issued to Palladium Capital in conjunction with the Merger	786,678
Total common stock outstanding, pursuant to the Merger	44,054,480
Par value per share of common stock	$0.02
Common stock, at par	$881,000
Document Security Systems shares of preferred stock (if approved) expected to be issued to former Lexington Technology Group stockholders	5,195,073
Par value per share of preferred stock	$0.02
Preferred stock, at par	$104,000
6.	This pro forma adjustment presents the effect of business combination accounting on additional paid-in capital, accumulated deficit and accumulated other comprehensive loss of the combined company that reflect Lexington as the accounting acquirer and DSS as the accounting acquiree in the Merger. As a result, in the post-combination consolidated financial statements, additional paid-in capital will reflect Lexington’s paid-in capital amounts immediately prior to the Merger, plus the fair value of the outstanding common stock of DSS just prior to the Merger and the fair value of equity securities issued to Palladium Capital. Accumulated deficit will only reflect the balance of Lexington prior to the Merger along with proforma adjustments representing direct and incremental costs of the Merger. The accumulated deficit and accumulated other comprehensive loss of DSS will be cancelled in conjunction with the Merger. (See the preliminary purchase price allocation table on page 177).
7.	The post-combination consolidated pro-forma equity will reflect DSS Common Stock and DSS Preferred Stock (if approved), including that issued to Lexington and Palladium Capital as DSS is the legal acquirer. Shares used to calculate the unaudited pro-forma basis and diluted loss per share were computed by adding the shares assumed to be issued upon the Merger to the weighted average number of shares outstanding of DSS for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. Potentially dilutive securities issuable under preferred stock agreements (if approved), convertible debt agreements, options, warrants, and restricted stock agreements were excluded from the calculations of diluted earnings per share because their inclusion would have been anti-dilutive to DSS’s losses in the respective periods.

For the year ended December 31, 2011
Net loss –($ -in thousands)	$(5,872)
Weighted average of Document Security Systems shares of common stock outstanding for the period:	19,454,046
Weighted average of Document Security Systems shares of common stock expected to be issued to former Lexington Technology Group stockholders, as of January 1, 2011	22,395,486
Less: Escrow shares	(7,100,000)
Weighted average of Document Security Systems shares of common stock issued to Palladium Capital, as of January 1, 2011	786,678
35,536,210
Basic and diluted net loss per share	$(0.17)

For the nine months ended September 30, 2012
Net loss –($ -in thousands)	$(10,471)
Weighted average of Document Security Systems shares of common stock outstanding for the period	20,536,448
Weighted average of Document Security Systems shares of common stock expected to be issued to former Lexington Technology Group stockholders, as of January 1, 2011.	22,395,486
Less: Escrow shares	(7,100,000)
Weighted average of Document Security Systems shares of common stock issued to Palladium Capital, as of January 1, 2011	786,678
36,618,612
Basic and diluted net loss per share	$(0.29)

COMPARISON OF RIGHTS OF
DSS STOCKHOLDERS AND LEXINGTON STOCKHOLDERS

General

Certain Differences Between the Rights of DSS Stockholders and Lexington Stockholders

The following is a summary of the material differences between the current rights of DSS stockholders and the current rights of Lexington stockholders. Although DSS and Lexington believe that this summary covers the material differences between the two companies’ stockholder rights, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of DSS stockholders and Lexington stockholders, and it is qualified in its entirety by reference to the DGCL, NYBCL and the various documents of DSS and Lexington referred to in this summary. In addition, the characterization of some of the differences in the rights of DSS stockholders and Lexington stockholders as material is not intended to indicate that other differences do not exist or are not important. DSS and Lexington urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL, NYBCL and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a DSS stockholder and the rights of a Lexington stockholder. DSS has filed with the SEC its documents referenced in this comparison of stockholder rights and will send copies of these documents to you, without charge, upon your request. See the section entitled “Where You Can Find Additional Information” beginning on page 194.

DSS	Lexington
Authorized Capital Stock

•

The DSS Certificate authorizes DSS to issue 200,000,000 shares of common stock, par value $0.02 per share. In addition, DSS is seeking stockholder approval pursuant to this proxy statement/prospectus to amend the DSS Certificate to implement a reverse stock split of DSS’s outstanding common stock.

•

The Lexington Certificate authorizes Lexington to issue 129,000,000 shares of its capital stock divided into two classes: 100,000,000 shares of common stock, par value $0.0001 per share, and 29,000,000 shares of preferred stock, par value $0.0001 per share.

•

No shares of preferred stock are authorized. DSS is seeking stockholder approval pursuant to this proxy statement/prospectus to amend the DSS Certificate to authorize a class of preferred stock and establish the associated rights and preferences thereof.

• The Lexington Certificate also allows Lexington to issue any class of its preferred stock in any series.
Stockholder Action by Written Consent
The DSS Bylaws allow stockholders to act by written consent.	The Lexington Bylaws allow Lexington stockholders to act by written consent.
Dividends
The DSS bylaws provide that dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the board of directors may determine, provided, however, that DSS is not insolvent when such dividend is paid or rendered insolvent by the payment of such dividend.	The Lexington Bylaws provide that the board of directors shall have full power and discretion, subject to the provisions of the Lexington Certificate, to determine what, if any, dividends or distributions shall be declared and paid or made.

DSS	Lexington
Rights on Liquidation
The DSS Certificate and Bylaws do not provide guidelines for liquidation rights.	The Lexington Certificate provides that upon the liquidation of Lexington, whether voluntary or involuntary, holders of common stock will be entitled to receive ratably all assets of Lexington available for distribution to stockholders, subject to any preferential rights of any then outstanding preferred stock.
Supermajority Vote Requirements
The DSS Certificate and Bylaws do not describe any supermajority vote requirements.	The Lexington Certificate and Bylaws do not describe any supermajority vote requirements.
Conversion Rights
The DSS Certificate sets forth that the DSS board of directors may designate preferred stock and in connection with such designation fix conversion rights.	The Lexington Certificate and Bylaws do not describe any supermajority vote requirements.
Number of Directors and Elections

•

The DSS Bylaws provides that the board of directors will consist of no less than three (3) and no more than eight (8) members unless and until otherwise determined by vote of a majority of the entire board of directors. The number of directors shall not be less than three (3), unless all of the outstanding shares are owned beneficially and of record by less than three (3) shareholders, in which event the number of directors shall not be less than the number of shareholders.

•

The Lexington Bylaws provide that the number of directors constituting the entire board of directors shall be until such time as the board of directors determines otherwise, one (1). The number of directors may be increased or decreased by the unanimous action of the whole board of directors, but no decrease may shorten the term of an incumbent director.

•

The DSS Bylaws provide that any vacancy of the board of directors of DSS will be filled by a majority vote of the directors then in office, at any regular meeting or special meeting of the board of directors called for that purpose.

•

The Lexington Bylaws provide that directors are elected at the annual meeting of the stockholders and the persons receiving a plurality of the votes cast shall be elected. Each director will hold office until his successor is elected and is qualified.

• The DSS Bylaws provide that directors shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders entitled to vote in the election.
Voting Rights
The DSS Bylaws provide that each shareholder shall have one vote for every share of stock registered under his or her name on the books of the Corporation.	The Lexington Certificate provides that the holders of the common stock are entitled to one vote for each share held at all meetings of stockholders. The voting rights of the holders of common stock are subject to and qualified by the rights of the holders of preferred stock of any series as may be designated by the board of directors upon any issuance of the preferred stock or any series.

DSS	Lexington
Stockholder Proposals and Nominations for Candidates for Election
The DSS Bylaws provide guidelines for the submission of stockholder nominations and proposals by DSS stockholders.	The Lexington Bylaws do not provide guidelines for the submission of stockholder nominations and proposals by Lexington stockholders.
Adjournment of a Stockholder Meeting
The DSS Bylaws provide that whether or not a quorum is present, a majority in voting power of the shareholders present in person or by proxy and entitled to vote may adjourn any meeting to a time and place as they shall decide. Notice of any adjourned meeting need not be given. At any adjourned meeting, whether adjourned once or more, any business may be transacted that might have been transacted at the meeting of which it is an adjournment. Additional business may also be transacted if proper notice shall have been given.	The Lexington Bylaws provide that unless the board of directors, after an adjournment is taken, shall fix a new record date for an adjourned meeting or unless the adjournment is for more than 30 days, notice of an adjourned meeting need not be given if the date and time, place, if any, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, to which the meeting shall be adjourned are announced at the meeting at which the adjournment is taken.
Removal of Directors
The DSS Bylaws provide that any director may be removed with or without cause at any time by the shareholders, at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the board of directors. If a director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that director.	The Lexington Bylaws provide that any director or the entire board of directors may be removed at any time, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.
Restrictions on Transfers
The DSS Bylaws provide that upon (a) receipt of the certificate representing the shares to be transferred, either duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, (b) payment of any required transfer taxes, and (c) payment of any reasonable charge the board of directors may have established, the surrendered certificate shall be canceled and a new certificate or certificates shall be issued to the person(s) entitled to it.	The Lexington Bylaws provide that transfers of shares shall be made only on the records of Lexington kept at an office of Lexington or by the transfer agent designated by Lexington to transfer shares. Transfers of shares may be made only by the record holder, or by the record holder's legal representative authorized by a power of attorney duly executed and filed with the secretary or with the transfer agent appointed by the board of directors and, in the case of certificated shares, upon the surrender of the certificate or certificates for such shares properly endorsed and payment of all taxes thereon. The board of directors may make such additional rules and regulations concerning the issue, transfer, and registration of certificates for shares or uncertificated shares as it may deem necessary but that are not inconsistent with the Lexington bylaws.

DSS	Lexington
Amendment of Charter and Bylaws

•

The DSS Bylaws provide that the board of directors shall have power to make, adopt, alter, amend and repeal, from time to time, Bylaws of DSS; provided, however, that the shareholders entitled to vote may alter, amend or repeal Bylaws made by the board of directors, except that the board of directors shall have no power to change the quorum for meetings of shareholders or of the board of directors, or to change any provisions of the Bylaws with respect to the removal of directors or the filling of vacancies in the board of directors resulting from the removal by the shareholders. If any Bylaw regulating an impending election of directors is adopted, amended or repealed by the board of directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

•

The Lexington Bylaws provide that Bylaws may be adopted, amended or repealed by the board of directors, provided the conferral of such power on the board of directors shall not divest the stockholders of the power, or limit their power, to adopt, amend or repeal Bylaws.

• The Lexington Certificate may be amended upon approval of the written consent of the stockholders of Lexington in accordance with Section 228 of the Delaware General Corporation Law.
• The DSS Certificate may be amended by a vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of the shareholders.

Differences between New York and Delaware Corporate Law

DSS is incorporated under the laws of the State of New York and Lexington is incorporated under the laws of the State of Delaware. Upon completion of the Merger, the certificate of incorporation and bylaws of DSS in effect immediately prior to the effective time of the Merger will be the certificate of incorporation and bylaws of the combined company. Consequently, the rights of Lexington stockholders who receive shares of DSS Common Stock as a result of the Merger will be governed by New York law, DSS’s amended and restated certificate of incorporation (DSS’s “Certificate”) and DSS’s amended and restated bylaws (DSS’s “Bylaws”). The following discussion summarizes certain material differences between the rights of holders of DSS Common Stock and Lexington Common Stock resulting from the differences in their governing documents and New York and Delaware law.

This discussion does not purport to be a complete statement of the rights of holders of DSS Common Stock under applicable New York law, DSS’s Certificate and DSS’s Bylaws or the rights of holders of DSS Common Stock under applicable New York law, Lexington’s certificate of incorporation (Lexington’s “Certificate”) and Lexington’s bylaws (Lexington’s “Bylaws”), and is qualified in its entirety by reference to the governing corporate documents of DSS and Lexington and applicable law. See “Where You Can Find More Information” beginning on page 194.

Capital Stock

DSS.  DSS’s Certificate authorizes 200,000,000 shares of common stock, par value $0.02 per share. As of November 19, 2012, there were 21,705,967 shares of DSS Common Stock issued and outstanding.

Lexington.  Lexington’s Certificate authorizes 100,000,000 shares of common stock, par value $0.0001 per share, and 29,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2012, there were 14,062,825 shares of Lexington Common Stock and 17,913,727 shares of Lexington Preferred Stock issued and outstanding.

Board of Directors

DSS.  New York law states that the board of directors must consist of one or more directors. The number of directors constituting the board may be fixed by the bylaws, or by action of the stockholders or of the board under the specific provisions of a bylaw adopted by the stockholders. DSS’s Bylaws provide that the board of directors shall consist of not less than three (3) and no more than eight (8) directors.

Lexington.  The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors. The certificate of incorporation or bylaws of a corporation may fix the number of directors. Lexington’s Bylaws provide that the number of directors shall be one (1). The Lexington Bylaws provide that the number of directors may be reduced or increased from time to time by the unanimous action of the whole board of directors, but no decrease may shorten the tem of an incumbent director.

Removal of Directors

DSS.  As described above under “— Board of Directors,” DSS’s Bylaws provide that a director of DSS may be removed by the shareholders with or without cause or by the board of directors with cause.

Lexington.  As described above under “— Board of Directors,” Lexington’s Bylaws provide that any director or the entire board of directors may be removed at any time, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

DSS.  Under New York law, vacancies occurring on the board of directors by reason of the removal of directors without cause may be filled only by a vote of the stockholders unless the certificate of incorporation or bylaws provide otherwise. Pursuant to the DSS’s Bylaws, vacancies on the board of directors, whether caused by resignation, death, removal or otherwise, shall be filled by majority vote of the remaining directors. Pursuant to New York law, a director elected to fill a vacancy, unless elected by the stockholders, shall hold office until the next meeting of stockholders at which the election of directors is in the regular order of business, and until such director’s successor has been elected and qualified.

Lexington.  The DGCL provides that all vacancies, including vacancies resulting from newly created directorships due to an increase in the number of directors, may be filled only by a vote of a majority of directors then holding office, whether or not a quorum. The Lexington Bylaws provide that any vacancy arising from an increase in the number of directors or otherwise may be filled by the unanimous vote of the directors then in office or by a sole remaining director, subject in each case to the approval of the holders of a majority of the shares then entitled to vote at an election of directors.

Amendment of Certificate of Incorporation

DSS.  Under New York law, subject to limited exceptions, amendments to the certificate of incorporation must be approved by vote of a majority of all outstanding shares entitled to vote on the proposed amendment, except that provisions of the certificate of incorporation requiring a greater or class vote may only be amended by such greater or class vote. In addition, an amendment that negatively affects in certain ways holders of shares of a class or series requires authorization by a majority of the votes of all outstanding shares of the affected class or series. DSS’s Certificate does not contain any general requirements with regard to amendments of the Certificate.

Lexington.  The DGCL provides that a corporation’s certificate of incorporation may be amended by the holders of a majority of the corporation’s outstanding capital stock. Lexington’s Certificate does not contain any general requirements with regard to amendments of the Certificate.

Amendment of Bylaws

DSS.  New York law provides that the bylaws of a business corporation may be amended or repealed by a majority of the votes cast by the shares at the time entitled to vote in the election of any directors. However, if so provided in the certificate of incorporation or a bylaw adopted by the stockholders, bylaws may also be adopted, amended or repealed by the board of directors by such vote as may be therein specified, but any bylaw adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon, as described in the preceding sentence.

DSS’s Bylaws provide that the board of directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of DSS; provided, however, that the shareholders entitled to vote may alter, amend or repeal bylaws made by the board of directors, except that the board of directors shall have no power to change the quorum for meetings of shareholders or of the board of directors, or to change any provisions of the bylaws with respect to the removal of directors or the filling of vacancies in the board of directors resulting from the removal by the shareholders. If any bylaw regulating an impending election of directors is adopted, amended or repealed by the board of directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

Lexington.  Lexington’s Certificate and Bylaws provide that the board of directors is authorized to adopt, amend or repeal any of the bylaws of Lexington, subject to the right of the stockholders of the corporation to adopt, amend or repeal any bylaw.

Notice of Stockholder Meetings

DSS.  In accordance with New York law, DSS’s Bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder entitled to vote not less than 10 nor more than 60 days before the meeting date.

Lexington.  In accordance with the DGCL, Lexington’s Bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder not less than 10 nor more than 60 days before the meeting date.

Right to Call Special Meeting of Stockholders

DSS.  Under New York law, a special meeting of stockholders may be called by (i) the person or persons authorized to do so by the certificate of incorporation or bylaws or (ii) the board of directors. DSS’s Bylaws authorize the calling of a special meeting of stockholders by any two or more directors, the Chairman or the President or the holders of no less than 10% of all the shares entitled to vote at the meeting.

Lexington.  Under the DGCL, a special meeting of stockholders may be called by (i) the board of directors or (ii) any other person authorized to do so in the certificate of incorporation or the bylaws. Lexington’s Bylaws authorize the calling of a special meeting of stockholders by the board or directors, the Chairman of the board of directors or the President and shall be called by the President or the Secretary upon unanimous written consent of the directors. Lexington’s stockholders do not have the ability to call a special meeting.

Stockholder Nominations and Proposals

DSS.  DSS’s Bylaws set forth provisions regarding the procedure for the submission of stockholder proposals in advance of stockholder meetings, providing that the stockholder must have given timely notice thereof in writing, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the DSS not later than 90 days prior to the meeting anniversary date of the immediately preceding annual meeting or if no annual meeting was held for any reason in the preceding year, 90 days prior to the first Wednesday in December. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business.

Lexington.  The Lexington Certificate and Bylaws do not provide any guidance regarding stockholder nominations and proposals.

Indemnification of Officers, Directors and Employees

DSS.  Under Section 722 of the NYBCL, a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding related to service as a director or officer, except for stockholder derivative suits, if the director or officer acted in good faith and for a purpose that he or she reasonably believed to be in, or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in addition in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in, or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action that is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper. Any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to Section 724 of the NYBCL, any indemnification under the NYBCL as described in the immediately preceding paragraph may be made only if, pursuant to Section 723 of the NYBCL, indemnification is authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available, or, if the quorum so directs or is unavailable, by (i) the board of directors upon the written opinion of independent legal counsel or (ii) the stockholders. Further, New York law permits a corporation to purchase directors and officers insurance.

DSS’s Bylaws provide DSS shall indemnify each person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of DSS, or serves or served at the request of DSS, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgment, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, and provided further that no such indemnification shall be required with respect to any settlement or other non-adjudicated disposition of any threatened or pending action or proceeding unless DSS has given its prior consent to such settlement or other disposition.

Lexington.  Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. The indemnification provisions of the DGCL require indemnification of a director or officer who has been successful on the merits in defense of any action, suit or proceeding that he was a party to by virtue of the fact that he is or was a director or officer of the corporation.

The Lexington Certificate provides that Lexington shall indemnify, to the fullest extent permitted by Delaware law, any and all persons whom it shall have power to indemnify under the DGCL. The indemnification provided in the Lexington Certificate is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled whether as a matter of law, under any bylaw or Lexington, by agreement, by vote of stockholder or disinterested directors of Lexington or otherwise.

Anti-Takeover Provisions

DSS.  Section 912 of the NYBCL generally provides that a New York corporation may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder’s becoming such. Such a business combination would be permitted where it is approved by the board of directors before the interested stockholder’s becoming such. Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested stockholder is generally a stockholder owning at least 20% of a corporation’s outstanding voting stock. In addition, New York corporations may not engage at any time with any interested stockholder in a business combination other than: (i) a business combination approved by the board of directors before the stock acquisition, or where the acquisition of the stock had been approved by the board of directors before the stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested stockholder at a meeting called for that purpose no earlier than five years after the stock acquisition; or (iii) a business combination in which the interested stockholder pays a formula price designed to ensure that all other stockholders receive at least the highest price per share that is paid by the interested stockholder and that meets certain other requirements.

A corporation may opt out of the interested stockholder provisions described in the preceding paragraph by expressly electing not to be governed by such provisions in its bylaws, which must be approved by the affirmative vote of a majority of votes of the outstanding voting stock of such corporation and is subject to further conditions. However, DSS’s Bylaws do not contain any provisions electing not to be governed by Section 912 NYBCL. Under DSS’s bylaws, any corporate action other than the election of directors (which requires the affirmative vote of a plurality of shares entitled to vote) to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Lexington.  Under the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity if the transaction is caused by the interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder.

There is an exception to the three-year waiting period requirement if:

•	prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;
•	upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or
•	the business combination is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder at a meeting.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) 15% or more of the outstanding voting stock of the corporation. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its certificate of incorporation or bylaws, but Lexington has not done so.

The Lexington Bylaws provide that except as otherwise provided by law, any corporate action to be taken by a vote of the stockholders, other than the election of directors, shall be authorized by the affirmative vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the subject matter.

Stockholder Approval of a Merger

DSS.  Under Section 903 of the NYBCL, the consummation by a corporation of a merger or consolidation requires the approval of the board of directors and (i) a majority of the votes of all outstanding shares entitled to vote thereon for corporations in existence on February 22, 1998 where the certificate of incorporation expressly provides therefor, or corporations incorporated after February 22, 1998, and (ii) two-thirds of the votes of all outstanding shares entitled to vote thereon, for all other corporations. Because DSS was incorporated prior to February 22, 1998 and its Certificate does not provide for a majority of the votes to be sufficient for the approval of a merger, the vote of two-thirds of all outstanding shares of DSS are required for the approval of a merger.

Lexington.  Under the DGCL, a merger must be approved by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding stock of the corporation entitled to vote. However, no vote of stockholders of a constituent corporation surviving a merger is required (unless the corporation provides otherwise in its certificate of incorporation) if (i) the merger agreement does not amend such constituent corporation’s certificate of incorporation, (ii) each share of stock of such constituent corporation outstanding immediately before the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger and (iii) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares of such constituent corporation outstanding immediately before the merger. Lexington’s Certificate is silent regarding merger voting requirements.

Stockholder Action Without A Meeting

DSS.  Under New York law, whenever stockholders are required or permitted to take any action by vote, such action may, in lieu of a meeting, be taken by unanimous written consent of holders of all outstanding shares entitled to vote on such action. If the certificate of incorporation so permits, any such action may be taken by written consent of the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. However, DSS’s Certificate does not address actions by written consent; therefore any such action can be taken only by unanimous written consent.

Lexington.  Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. However, Lexington’s Certificate does not address actions by written consent; therefore any action of stockholders may be taken without a meeting, without prior notice, and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing.

Dissenters’ Rights

DSS.  Under New York law, stockholders may, under certain circumstances, exercise a right of dissent from certain limited corporate actions and obtain payment for the fair value of their shares. For example, subject to certain exceptions, dissenters’ rights are available under New York law to any stockholder of a constituent corporation in the event of a merger if such stockholder is entitled to vote upon the merger or if the corporation is a subsidiary that is merged with its parent. One of the exceptions under New York law to the general rule described in the preceding sentence, that stockholders have dissenters’ rights with respect to a merger if such stockholder is entitled to vote upon the merger, is that, under New York law, stockholders do not have dissenters’ rights with respect to a merger if, on the record date, the stock held by such stockholders is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Neither DSS’s Certificate nor DSS’s Bylaws grant any dissenters’ rights in addition to the statutorily prescribed rights. Stockholders who desire to exercise their dissenters’ rights must satisfy all of the conditions and requirements set forth in the NYBCL in order to maintain these rights and obtain any payment due in respect of the exercise of these rights.

Lexington.  Under the DGCL, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Unless a corporation’s certificate of incorporation provides otherwise, these appraisal rights are not available:

•	with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation,
•	with respect to a merger or consolidation by a corporation the shares of which either are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders, if the terms of the merger or consolidation allow the stockholders to receive only shares of the surviving corporation or shares of any other corporation that either are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or
•	to stockholders of the corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger and if some other conditions are met.

Dividends

DSS.  Under New York law, a corporation may declare and pay dividends or make other distributions, except when the corporation is currently insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restrictions contained in the certificate of incorporation. DSS’s Certificate does not address dividends. DSS’s Bylaws provide that DSS’s board of directors has the power to declare and pay dividends upon shares of DSS’s Common Stock as provided by New York law.

Lexington.  The Lexington board of directors has full power and discretion to determine what, if any, dividends or distributions shall be declared and paid or made.

LEGAL MATTERS

The validity of the shares of common stock offered hereby by DSS will be passed upon by Troutman Sanders LLP, New York, New York. Certain federal income tax consequences of the Merger will be passed upon by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

EXPERTS

The financial statements of DSS as of December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011, included in this proxy statement/prospectus have been audited by Freed Maxick CPAs, P.C., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Lexington as of June 30, 2012, included in this proxy statement/prospectus have been so included in reliance on the report of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

Stockholders who wish to present proposals for inclusion in DSS’s proxy materials for the 2013 Annual Meeting of Stockholders may do so by following the procedures set forth in DSS’s by-law provisions relating to stockholder proposals. Stockholders must submit such proposals in writing to Document Security Systems, Inc., Attention: Robert B. Fagenson, Chairman of the Board, at 28 East Main Street, Rochester, New York, 14614. DSS may, subject to SEC review and guidelines, decline to include any proposal in our proxy materials.

Stockholders who wish to make a proposal at the 2013 Annual Meeting of Stockholders, other than one that will be included in our proxy materials, must notify us and submit such proposal by March 16, 2013. The proxies that management solicits for the meeting will confer discretionary authority to vote on the stockholder’s proposal only if it is properly brought before the meeting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

DSS files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. DSS’s SEC filings are also available to the public on the website maintained by the SEC at www.sec.gov. The reports and other information filed by DSS with the SEC are also available at DSS’s website at www.dsssecure.com. The information contained on the SEC website and the DSS’s website is specifically not incorporated by reference into this proxy statement/prospectus, and should not be considered to be a part of this proxy statement/prospectus.

DSS has filed with the SEC a Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers certain securities of DSS to be issued to Lexington stockholders in connection with the Merger. The registration statement, including the exhibits and annexes attached thereto, contains additional relevant information about the securities of DSS.

This document is a prospectus and a proxy statement of DSS for the DSS special meeting. You should rely only on the information contained in this proxy statement/prospectus to vote your shares at the DSS special meeting. DSS has not authorized anyone to give any information or make any representation about the Merger or DSS that is different from, or in addition to, the information or representations contained in this proxy statement/prospectus. Therefore, if anyone does give you information or representations of this sort, you should not rely on it or them. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

You can obtain documents from DSS by requesting them in writing or by telephone from DSS at the following address:

Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, New York 14614
Attn: Chief Executive Officer
(585) 325-3610

If you are a DSS stockholder, you may also obtain the documents referred to in this proxy statement/prospectus by requesting them in writing or by telephone from [   ] or DSS’s proxy solicitor at the address and the telephone number listed below:

Eagle Rock Proxy Advisors
12 Commerce Drive
Cranford, NJ 07016
Call Toll-Free: (855) 706-2381

DOCUMENT SECURITY SYSTEMS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of

	September 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
Current assets:
Cash	$1,022,924	$717,679
Accounts receivable, net of allowance of $76,000 ($76,000- 2011)	1,659,145	1,595,750
Inventory	1,115,550	783,442
Prepaid expenses and other current assets	393,857	95,399
Total current assets	4,191,476	3,192,270
Property, plant and equipment, net	3,758,828	4,019,829
Other assets	234,057	244,356
Goodwill	3,322,799	3,322,799
Other intangible assets, net	1,918,703	2,043,212
Total assets	$13,425,863	$12,822,466
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,849,192	$1,666,963
Accrued expenses and other current liabilities	1,131,342	1,142,629
Revolving lines of credit	542,956	763,736
Short-term loan from related party	—	150,000
Current portion of long-term debt	333,083	460,598
Current portion of capital lease obligations	25,026	88,172
Total current liabilities	3,881,599	4,272,098
Long-term debt, net of unamortized discount of $55,000 ($88,000-2011)	2,131,573	2,819,783
Interest rate swap hedging liabilities	138,359	110,688
Capital lease obligations	—	11,133
Deferred tax liability	122,938	108,727
Commitments and contingencies (see Note 6)
Stockholders' equity
Common stock, $.02 par value; 200,000,000 shares authorized, 20,872,316 shares issued and outstanding (19,513,132 in 2011)	417,445	390,262
Additional paid-in capital	53,212,067	48,395,241
Accumulated other comprehensive loss	(138,359)	(110,688)
Accumulated deficit	(46,339,759)	(43,174,778)
Total stockholders' equity	7,151,394	5,500,037
Total liabilities and stockholders' equity	$13,425,863	$12,822,466

See accompanying notes

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2012	2011	2012	2011
Revenue
Printing	$692,554	$831,468	$2,214,297	$2,342,463
Packaging	2,188,331	1,575,948	5,858,176	3,795,599
Plastic IDs and cards	774,297	757,489	2,253,667	2,087,196
Licensing and digital solutions	508,941	451,254	1,340,192	951,669
Total revenue	4,164,123	3,616,159	11,666,332	9,176,927
Costs of revenue
Printing	428,912	698,715	1,568,132	2,082,810
Packaging	1,639,735	1,124,973	4,470,834	2,762,941
Plastic IDs and cards	433,271	453,932	1,262,984	1,231,079
Licensing and digital solutions	138,719	67,778	255,731	86,877
Total costs of revenue	2,640,637	2,345,398	7,557,681	6,163,707
Gross profit	1,523,486	1,270,761	4,108,651	3,013,220
Operating expenses:
Selling, general and administrative	2,302,695	1,976,913	6,060,627	5,212,788
Research and development	173,833	83,387	544,966	208,498
Amortization of intangibles	76,026	71,376	228,078	205,416
Operating expenses	2,552,554	2,131,676	6,833,671	5,626,702
Operating loss	(1,029,068)	(860,915)	(2,725,020)	(2,613,482)
Other income (expense):
Change in fair value of derivative liability	—	—	—	360,922
Interest expense	(51,387)	(60,531)	(176,992)	(169,711)
Amortizaton of note discount	(11,058)	—	(248,758)	—
Loss before income taxes	(1,091,513)	(921,446)	(3,150,770)	(2,422,271)
Income tax (benefit) expense, net	4,737	(164,394)	14,211	(154,920)
Net loss	$(1,096,250)	$(757,052)	$(3,164,981)	$(2,267,351)
Other comprehensive loss:
Interest rate swap (loss) gain	(5,179)	—	(27,671)	3,678
Comprehensive loss	$(1,101,429)	$(757,052)	$(3,192,652)	$(2,263,673)
Net loss per share – basic and diluted:	$(0.05)	$(0.04)	$(0.15)	$(0.12)
Weighted average common shares outstanding, basic and diluted	20,822,351	19,474,173	20,536,448	19,435,930

See accompanying notes

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30,
(Unaudited)

	2012	2011
Cash flows from operating activities:
Net loss	$(3,164,981)	$(2,267,351)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	598,010	534,292
Stock based compensation	631,466	319,106
Amortization of note discount	248,758	—
Change in fair value of derivative liability	—	(360,922)
Deferred tax benefit	—	(169,131)
(Increase) decrease in assets:
Accounts receivable	(63,395)	491,497
Inventory	(332,108)	(442,421)
Prepaid expenses and other assets	(181,330)	110,208
Increase (decrease) in liabilities:
Accounts payable	182,229	(300,291)
Accrued expenses and other liabilities	2,924	67,820
Net cash used by operating activities	(2,078,427)	(2,017,193)
Cash flows from investing activities:
Purchase of property, plant and equipment	(108,931)	(497,709)
Purchase of other intangible assets	(103,569)	(26,313)
Acquisition of business	—	61,995
Net cash used by investing activities	(212,500)	(462,027)
Cash flows from financing activities:
Net payments on revolving lines of credit	(220,780)	(11,883)
Payment of short-term loan from related party	(150,000)	—
Payments of long-term debt	(269,056)	(245,183)
Payments of capital lease obligations	(74,279)	(72,927)
Issuance of common stock, net of issuance costs	3,310,287	(206,851)
Net cash provided (used) by financing activities	2,596,172	(536,844)
Net increase (decrease) in cash	305,245	(3,016,064)
Cash beginning of period	717,679	4,086,574
Cash end of period	$1,022,924	$1,070,510

See accompanying notes

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

1. Basis of Presentation and Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 8.03 of Regulation S-X for smaller reporting companies. Accordingly, these statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying balance sheets and related interim statements of operations and comprehensive loss and cash flows include all adjustments, consisting only of normal recurring items necessary for their fair presentation in accordance with U.S. generally accepted accounting principles. All significant intercompany transactions have been eliminated in consolidation.

Interim results are not necessarily indicative of results expected for a full year. For further information regarding Document Security Systems, Inc.’s (the “Company”) accounting policies, refer to the audited consolidated financial statements and footnotes thereto included in the Company's Form 10-K for the fiscal year ended December 31, 2011.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure.

Plan of Merger — On October 1, 2012, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, once the merger commences, DSSIP, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), will merge with and into Lexington Technology Group, Inc. (“Lexington”), with Lexington being the surviving corporation which will continue its existence as a wholly-owned subsidiary of the Company through an exchange of capital stock of Lexington for capital stock of the Company (the “Merger”).

Earnings Per Common Share — The Company presents basic and diluted earnings per share. Basic earnings per share reflect the actual weighted average of shares issued and outstanding during the period. Diluted earnings per share are computed including the number of additional shares that would have been outstanding if dilutive potential shares had been issued. In a loss year, the calculation for basic and diluted earnings per share is considered to be the same, as the impact of potential common shares is anti-dilutive.

As of September 30, 2012 and 2011, there were up to 4,319,020 and 3,271,853, respectively, of shares potentially issuable under convertible debt agreements, options, warrants, restricted stock agreements and employment agreements that could potentially dilute basic earnings per share in the future. These shares were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive to the Company’s losses in the respective periods.

Concentration of Credit Risk — The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk as a result of any non-performance by the financial institutions. During the nine months ended September 30, 2012 and 2011, one customer accounted for 26% and 15%, respectively, of the Company’s consolidated revenue. As of September 30, 2012 and 2011, this customer accounted for 22% and 20%, respectively, of the Company’s trade accounts receivable balance. The risk with respect to trade receivables is mitigated by credit evaluations we perform on our customers, the short duration of our payment terms for the significant majority of our customer contracts and by the diversification of our customer base.

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

1. Basis of Presentation and Significant Accounting Policies  – (continued)

Conventional Convertible Debt — When the convertible feature of the conventional convertible debt provides for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature (“BCF”). Prior to the determination of the BCF, the proceeds from the debt instrument are first allocated between the convertible debt and any detachable free standing instruments that are included, such as common stock warrants. The Company records a BCF as a debt discount pursuant to FASB ASC Topic 470-20. In those circumstances, the convertible debt will be recorded net of the discount related to the BCF. The Company amortizes the discount to interest expense over the life of the debt using the effective interest method.

Derivative Instruments — The Company maintains an overall interest rate risk management strategy that incorporates the use of interest rate swap contracts to minimize significant fluctuations in earnings that are caused by interest rate volatility. The Company has two interest rate swaps that change variable rates into fixed rates on a term loan and promissory note with RBS Citizens, N.A. These swaps qualify as Level 2 fair value financial instruments. These swap agreements are not held for trading purposes and the Company does not intend to sell the derivative swap financial instruments. The Company records the interest swap agreements on the balance sheet at fair value because the agreements qualify as cash flow hedges under accounting principles generally accepted in the United States of America. Gains and losses on these instruments are recorded in other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive income (loss) (AOCI) to the Consolidated Statement of Operations on the same line item as the underlying transaction. The valuations of the interest rate swaps have been derived from proprietary models of the bank based upon recognized financial principles and reasonable estimates about relevant future market conditions and may reflect certain other financial factors such as anticipated profit or hedging, transactional, and other costs. The notional amounts of the swaps decrease over the life of the agreements. The Company is exposed to a credit loss in the event of non-performance by the counter parties to the interest rate swap agreements. However, the Company does not anticipate non-performance by the counter parties. The fair value of interest rate swap hedging liabilities as of September 30, 2012 amounted to $138,359 ($110,688 — December 31, 2011) and the net loss attributable to this cash flow hedge recorded during the nine months ended September 30, 2012 amounted to $27,671 ($3,678 gain — 2011).

Fair Value of Financial Instruments — Financial instruments include cash, which is a short term investment and its carrying amount is a reasonable estimate of fair value, interest rate swaps as discussed above, notes payable and a convertible note payable. Notes payable are valued based on rates currently available to financial institutions for debt with similar terms and remaining maturities. The carrying value approximates the fair value of these debt instruments as of September 30, 2012 and December 31, 2011. The convertible note payable is recorded at its face amount, net of an unamortized discount for a beneficial conversion feature and has an estimated fair value of approximately $1,082,000 ($663,000 — December 31, 2011) based on the underlying shares the note can be converted into at the trading price on September 30, 2012. Since the underlying shares are trading in an active, observable market, the fair value measurement qualifies as a Level 1 input.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. ASU 2011-04 is

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

1. Basis of Presentation and Significant Accounting Policies  – (continued)

required to be applied prospectively in interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the consolidated financial statements.

In September 2011 the FASB issued ASU No. 2011-08, Intangibles — Goodwill and Other (Topic 350), Testing Goodwill for Impairment to allow entities an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 did not have a material impact on the consolidated financial statements.

In June 2011 the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. This standard eliminates the option to report other comprehensive income and its components in the statement of changes in equity. The Company may elect to present items of net income and other comprehensive income in one continuous statement or in two consecutive statements. Each component of net income and each component of other comprehensive income, together with totals for comprehensive income and its two parts — net income and other comprehensive income — would need to be displayed under either alternative, and the statements would need to be presented with equal prominence as the other primary financial statements. This standard does not change 1) the items that constitute net income and other comprehensive income, 2) when an item of other comprehensive income must be reclassified to net income, or 3) the computation for earnings per share, which will continue to be based on net income. The adoption of ASU 2011-05 did not have a material impact on the consolidated financial statements. In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” This update indefinitely defers the provision of ASU 2011-05, “Presentation of Comprehensive Income,” that required entities to present reclassification adjustments out of accumulated other comprehensive income by component in the statement of operations. The effective date for this update follows the ASU 2011-05, which is fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the impact of adopting ASU 2011-12 will have on the consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, “Disclosures About Offsetting Assets and Liabilities.” This update creates new disclosure requirements about the nature of an entity’s rights of offsetting and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements in this update are effective for annual reporting periods, and interim periods within those years, beginning on or after January 1, 2013. The Company is currently evaluating the impact this update will have on its disclosures.

2. Inventory

Inventory consisted of the following:

	September 30, 2012	December 31, 2011
Finished Goods	$464,552	$421,965
Work in process	146,733	73,669
Raw Materials	504,265	287,808
	$1,115,550	$783,442

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

3. Other Intangible Assets

Other intangible assets include patent application costs, which consist of costs associated with the application, acquisition and defense of the Company’s patents, contractual rights to patents and trade secrets associated with the Company’s technologies, customer lists and non-compete agreements obtained as a result of acquisitions. The Company’s patents and trade secrets are for document anti-counterfeiting and anti-scanning technologies and processes that form the basis of the Company’s document security business. Patent application costs are capitalized and amortized over the estimated useful life of the patent, which generally approximates its legal life. The Company accounts for other intangible amortization as an operating expense, unless the underlying asset is directly associated with the production or delivery of a product. Costs incurred to renew or extend the term of recognized intangible assets, including patent annuities and fees, are expensed as incurred. To date, the amount of related amortization expense for other intangible assets directly attributable to revenue recognized is not material.

Other intangible assets are comprised of the following:

			September 30, 2012			December 31, 2011
	Useful Life		Gross Carrying Amount	Accumulated Amortizaton	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortizaton	Net Carrying Amount
Acquired intangibles	5 – 10 years		$2,405,300	$1,182,839	$1,222,461	$2,405,300	$999,761	$1,405,539
Patent application costs	Varied	(1)	946,714	250,472	696,242	843,145	205,472	637,673
			$3,352,014	$1,433,311	$1,918,703	$3,248,445	$1,205,233	$2,043,212

(1)-	patent rights are amortized over their expected useful life which is generally the legal life of the patent. As of September 30, 2012, the weighted average remaining useful life of these assets in service was approximately 11.75 years.

Amortization expense for the nine months ended September 30, 2012 amounted to $228,078 ($205,416 - 2011). Approximate expected amortization for each of the five succeeding fiscal years is as follows:

2013	$295,000
2014	$295,000
2015	$210,000
2016	$176,000
2017	$163,000

4. Short-Term and Long-Term Debt

Revolving Credit Lines — The Company entered into a credit facility agreement with RBS Citizens, N.A. (“Citizens Bank”) in connection with the Company’s acquisition of Premier Packaging (“Premier”). As amended on July 26, 2011, the credit facility agreement provides Premier with a revolving credit line of up to $1,000,000. The revolving line bears interest at 1 Month LIBOR plus 3.75% (3.97% as of September 30, 2012) and matures on May 31, 2013. As of September 30, 2012, the revolving line had a balance of $481,009 ($669,785 - December 31, 2011).

On May 12, 2011, in conjunction with the Company’s acquisition of ExtraDev, Inc. (“ExtraDev”), the Company assumed revolving credit lines and open credit card accounts totaling approximately $239,000, comprised of a $100,000 revolving line of credit with a bank at 4.75% with an outstanding balance of $63,000, a $100,000 revolving line of credit with a bank at 8.09% with an outstanding balance of $86,000, and various credits cards with an aggregate outstanding balance of approximately $90,000. All of the credit

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

4. Short-Term and Long-Term Debt  – (continued)

lines are secured by personal guarantees of the former ExtraDev owners. The line of credit with the $86,000 balance was paid in full during the year ended December 31, 2011 and the line of credit was closed. As of September 30, 2012, the balance of the revolving line of credit at 4.5% was $39,252 and outstanding balances on credit cards were $22,695, $61,947 in aggregate ($93,951 — December 31, 2011).

Short-Term Loan from Related Party — The Company issued a promissory note (the “DSS Note”) to Bzdick Properties, LLC (“Bzdick Properties”) in connection with the purchase of the Premier real estate, totaling $150,000. One of the members of Bzdick Properties is Robert Bzdick, who also serves as a director and chief operating officer of the Company. The DSS Note accrued interest at a rate of 9.5% per annum and permitted prepayment of principal without penalty. The DSS Note called for interest only payments during its term with a balloon payment due at the scheduled maturity date of March 31, 2012. The DSS Note was secured by a guaranty agreement running from Premier to Bzdick Properties and was subordinated to the Citizens Bank loan documents. The DSS Note was paid off in full on March 23, 2012 ($150,000 —  December 31, 2011). Interest expense on the short-term loan from related party amounted to $3,240 for the nine months ended September 30, 2012.

Long-Term Debt — On December 30, 2011, the Company issued a $575,000 convertible note in order to refinance a traditional note payable that now matures on December 29, 2013, and carries an interest rate of 10% per annum. Interest is payable quarterly, in arrears. The convertible note can be converted at any time during the term at Lender’s option into a total of 260,180 shares of the Company’s common stock at a conversion price of $2.21 per share. In conjunction with the issuance of the convertible note, the Company determined a beneficial conversion feature existed amounting to approximately $88,000, which was recorded as a debt discount and will be amortized over the term of the note. The note is secured by all of the assets (excluding assets leased) of Secuprint, Inc., (“Secuprint”), a subsidiary of the Company, is subject to various events of default, and had a balance of $575,000 as of September 30, 2012 ($575,000 — December 31, 2011).

On February 12, 2010, in conjunction with the credit facility agreement with Citizens Bank, the Company entered into a term loan with Citizens Bank for $1,500,000. As amended on July 26, 2011, the term loan now requires monthly principal payments of $25,000 through maturity of February 2015. Interest accrues at 1 Month LIBOR plus 3.75% (3.97% at September 30, 2012). The Company entered into an interest rate swap agreement to lock into a 5.7% effective interest rate over the remaining life of the amended term loan. As of September 30, 2012, the balance of the term loan was $725,000 ($950,000 — December 31, 2011).

On June 29, 2011, the Company and Plastic Printing Professionals, Inc. (“P3”), a wholly owned subsidiary of the Company, entered into a Commercial Term Note (the “Note”) with Neil Neuman (“Neuman”) whereby the Company borrowed $650,000 from Neuman. The Note called for monthly payments of $13,585, an interest rate of 6.5% per annum, a term of forty-eight months and a final balloon payment of $100,000 on August 1, 2015. The proceeds from the Note were used to pay in full all sums owed by the Company under a Related Party Credit Agreement executed between the Company and Fagenson & Co., Inc., as agent for certain lenders, including Neuman, dated January 4, 2008. Upon such payment the Credit Agreement between the Company and Fagenson & Co., Inc. was terminated in its entirety. As of December 31, 2011, the Note had a balance of $599,462. On February 29, 2012, the Company entered into a Purchase, Amendment and Escrow Agreement (the “Purchase Agreement”) with Barry Honig (“Honig”), Neil Neuman (“Neuman”) and Grushko & Mittman, P.C. The Purchase Agreement provided, among other things, for the sale of the Note to Honig for a purchase price of $578,396, which was the outstanding principal balance on February 29, 2012. In connection with the sale and transfer of the Note to Honig, the Company agreed to amend certain terms of the Note pursuant to an allonge entered into on February 29, 2012 (the “Allonge”). Under the Purchase Agreement any security interest in the Note terminated at the closing of the purchase of the Note; accordingly, Honig did not possess a security interest in any assets of the Company as a result of his purchase of the Note. Pursuant to the Allonge, the maturity date of the Note was extended to

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

4. Short-Term and Long-Term Debt  – (continued)

July 1, 2013. Honig had the right to convert the principal and any interest due under the Note into shares of the Company’s common stock at a conversion price of $3.30 per share, subject to adjustment upon certain corporate events as set forth in the Allonge. In conjunction with this conversion option, the Company recorded a beneficial conversion feature of approximately $216,000, which was recorded as a discount to the debt.

During the first fiscal quarter of 2012, Honig exercised the conversion option on the Note. Pursuant to the conversion, the Company issued an aggregate of 175,710 shares of its common stock to Honig for full payment of Note and accrued interest amounting to $579,843. In conjunction with the conversion, the Company recorded a note discount amortization expense of the entire $216,000 of remaining unamortized debt discount expense during the first fiscal quarter of 2012.

Promissory Note — On August 30, 2011, the Company’s wholly owned subsidiary Premier purchased the packaging plant it occupies in Victor, New York for $1,500,000, which was partially financed with a $1,200,000 promissory note obtained by Premier from Citizens Bank (“Promissory Note”). The Promissory Note calls for monthly payments of principal and interest in the amount of $7,658, which includes interest, calculated as 1 month LIBOR plus 3.15% (3.37% at September 30, 2012). Concurrently with the transaction, the Company entered into an interest rate swap agreement to lock into a 5.865% effective interest rate for the life of the loan. The Promissory Note matures in August 2021 at which time a balloon payment of the remaining principal balance of $919,677 is due. As of September 30, 2012, the Promissory Note had a balance of $1,176,463 ($1,192,914 - December 31, 2011).

Term Note — On October 8, 2010, the Company amended the Credit Facility Agreement with Citizens Bank to add a Standby Term Loan Note pursuant to which Citizens Bank will provide Premier with up to $450,000 towards the funding of eligible equipment purchases. In October 2011, the Standby Term Loan Note was converted into a Term Note payable in monthly installments of $887 plus interest over 5 years. As of September 30, 2012, the balance under this Term Note was $43,481 ($51,467 — December 31, 2011).

All of the Citizens Bank credit facilities are secured by all of the assets of Premier, and are also secured through cross guarantees by the Company and two of its other wholly owned subsidiaries, Plastic Printing Professionals, Inc. (“P3”) and Secuprint.

Under the Citizens Bank credit facilities, Premier is subject to various covenants including fixed charge coverage ratio, tangible net worth and current ratio covenants. In June 2012, Premier was notified that it was not in compliance with certain financial covenants as of December 31, 2011 and March 31, 2012, including a failure to maintain the required fixed charge coverage ratio and a disallowance of transfers from Premier to one of the Company’s other subsidiaries. In August 2012, the Company received a waiver as of December 31, 2011 and March 31, 2012 from Citizens Bank, relating to the above-mentioned financial covenants. Premier Packaging was in compliance with the covenants as of September 30, 2012.

5. Stockholders’ Equity

Stock Issued in Private Placements — On February 13, 2012, the Company completed the sale of $3,000,000 of investment units (the “Units”) in a private placement. A total of 30 Units were sold, at a price of $100,000 per Unit. Each Unit consisted of (i) 32,258 shares of the Company’s common stock, and (ii) a five-year warrant to purchase up to 16,129 shares of the Company’s common stock at an exercise price of $3.10 per share. The private placement resulted in aggregate cash proceeds to the Company of $3,000,000. In connection with the private placement, the Company paid a placement agent fee of $210,000 and issued to the placement agent a five-year warrant to purchase up to an aggregate of 58,064 shares of Common Stock at an exercise price of $3.10. The placement agent warrant had a fair value of $177,000.

Stock Warrants — On February 20, 2012, the Company and ipCapital Group, Inc. (“ipCapital”) entered into an engagement letter (the “ipCapital Engagement Letter”) for the provision of certain IP strategic

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

5. Stockholders’ Equity  – (continued)

consulting services by ipCapital for the 2012 calendar year (the “Services”). The managing director and 42% owner of ipCapital, John Cronin, is also a director of the Company. Fees will range from $240,000 to $365,000 for services provided in 2012. In addition the Company issued ipCapital a five-year warrant (the “Warrant”) to purchase up to 100,000 shares of the Company’s common stock at an exercise price of $4.62 per share (the “Warrant Stock”). The Warrant vests and becomes exercisable to the extent of 33 1/3 percent of the Warrant Stock upon each of the first, second and third anniversary dates, respectively, of the Issuance Date. The warrant is valued using the Black Scholes Merton option pricing model at each reporting period through the earlier of the completion of services or the expiration of the service term. The warrant was valued at approximately $190,000 as of September 30, 2012. In addition, on February 20, 2012, the Company entered into a second consulting arrangement with ipCapital (the “ipCapital Consulting Agreement”) for which ipCapital will provide strategic advice to the Company’s senior management team on the development of the Company’s Digital Group infrastructure and cloud computing business strategy. The ipCapital Consulting Agreement has a three year term. As ipCapital’s sole source of compensation under the ipCapital Consulting Agreement, the Company issued ipCapital a five-year warrant (the “Consulting Warrant”) to purchase up to 200,000 shares of the Company’s common stock at an exercise price of $4.50 per share (the “Consulting Warrant Stock”). The Consulting Warrant vests and becomes exercisable to the extent of 33 1/3 percent of the Consulting Warrant Stock upon each of the first, second and third anniversary dates, respectively, of the Consulting Warrant Issuance Date. The warrant is valued using the Black Scholes-Merton option pricing model at each reporting period through the requisite service period, in this case the vesting period. The warrant was valued at approximately $386,000 as of September 30, 2012.

Also, on February 20, 2012, the Company entered into consulting arrangement with Century Media Group for the provision of investor relations services. As compensation Century Media Group will receive a fee of $10,000 per month for the one year term, plus the Company issued Century Media Group a 14-month warrant (the “Century Media Warrant”) to purchase up to 250,000 shares of the Company’s common stock at exercise prices of $4.50, $4.75, $5.00, $5.25 and $6.00 for each 50,000 shares subject to the Century Media Warrant. The Century Media Warrant vested in full on the date of issuance. The Company calculated the fair value of the warrant at approximately $248,000, using the Black Scholes-Merton option pricing model. Expense for consulting services is being recorded over the 12-month service term.

On July 30, 2012, the Company issued as compensation to a consultant a five-year warrant to purchase 45,000 shares of the Company's common stock at an exercise price of $4.00. One-third of the option vested on July 30, 2012, one-third of the option will vest on July 30, 2013, and the remaining one-third will vest on July 30, 2014. The Company valued the option at approximately $92,000 using the Black-Sholes-Merton option pricing model and will expense it in accordance with the service period.

During the nine months ended September 30, 2012, a total of 215,734 shares of common stock were issued by the Company upon the exercise of warrants in exchange for aggregate proceeds of approximately $609,000.

Restricted Stock — During the nine months ended September 30, 2012, the Company granted two restricted stock awards to an employee. The first award grants the employee 30,000 shares of common stock that vest ratably over four years and has a grant date fair value of $101,400. Expense related to the first grant is being recorded on a straight-line basis as shares vest. The second award grants the employee 100,000 shares of common stock that vest in four tranches upon reaching net sales goals. The grant date fair value of the second award amounted to $338,000. As of September 30, 2012, no expense was recorded for the second award as vesting was determined to be remote.

Stock Options — The Company records stock-based payment expense related to these options based on the grant date fair value in accordance with FASB ASC 718. During the nine months ended September 30,

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

5. Stockholders’ Equity  – (continued)

2012, the Company issued options to purchase up to an aggregate of 40,000 shares of its common stock to its non-executive board members at an exercise price of $2.55 per share. The fair value of these options amounted to approximately $40,000 determined by utilizing the Black Scholes Merton option pricing model. On September 21, 2012, the Company issued options to purchase up to an aggregate of 280,000 shares of its common stock to certain of its employees and senior management at an exercise price of $4.26 per share that will vest upon the closing of the proposed merger, as described in Note 9. The grant date fair value of these options determined by utilizing the Black Scholes Merton option pricing model amounted to approximately $470,000. The Company believes vesting is likely and is recording of stock based compensation expense over the implicit service period.

Stock-Based Compensation — Stock-based compensation includes expense charges for all stock-based awards to employees, directors and consultants. Such awards include option grants, warrant grants, and restricted stock awards. During the nine months ended September 30, 2012, the Company had stock compensation expense of approximately $631,000 or $0.03 per share ($319,000; $0.02 per share - 2011).

As of September 30, 2012, there was approximately $1,342,000 of total unrecognized compensation costs (excluding $932,000 that vest upon the occurrence of certain events) related to options and restricted stock granted under the Company’s stock option plans, which the Company expects to recognize over the weighted average period of approximately one year.

Stock Option Plans — During the second quarter of 2012, a proposal to increase the number of shares under the 2004 Employee Stock Option Plan from 1,700,000 to 3,400,000 and a proposal to increase the number of shares under the 2004 Non-Executive Director Stock Option Plan from 200,000 to 500,000 was approved by the Company’s stockholders.

6. Commitments and Contingencies

Legal Matters — On August 1, 2005, the Company commenced a suit in the European Court of First Instance in Luxembourg against the ECB alleging patent infringement by the ECB and claimed unspecified damages (the “ECB Litigation”). The Company brought the suit in the European Court of First Instance in Luxembourg. The Company alleged that all Euro banknotes in circulation infringed the Company’s European Patent 0 455 750B1 (the “Patent”) which covered a method of incorporating an anti-counterfeiting feature into banknotes or similar security documents to protect against forgeries by digital scanning and copying devices. The Court of First Instance in Luxembourg ruled on September 5, 2007 that it does not have jurisdiction to rule on the patent infringement claim. In 2006, the Company received notices that the ECB had filed separate claims in each of the United Kingdom, The Netherlands, Belgium, Italy, France, Spain, Germany, Austria and Luxembourg courts seeking the invalidation of the Patent. Proceedings were commenced by the ECB before each of the national courts seeking revocation and declarations of invalidity of the Patent. On August 20, 2008, the Company entered into an agreement (the “Trebuchet Agreement”) with Trebuchet Capital Partners, LLC (“Trebuchet”) under which Trebuchet agreed to pay substantially all of the litigation costs associated with validity proceedings in eight European countries relating to the Patent. The Company provided Trebuchet with the sole and exclusive right to manage infringement litigation relating to the Patent in Europe, including the right to initiate litigation in the name of the Company, Trebuchet or both and to choose whom and where to sue, subject to certain limitations set forth in the Trebuchet Agreement. In consideration for Trebuchet's funding obligations, the Company assigned and transferred a 49% interest in the Company's rights, title and interest in the Patent to Trebuchet which allowed Trebuchet to have a separate and distinct interest in and share of the Patent, along with the right to sue and recover in litigation, settlement or otherwise and to collect royalties or other payments under or on account of the Patent. In addition, the Company and Trebuchet agreed to equally share all proceeds generated from litigation relating to the Patent, including judgments and licenses or other arrangements entered into in settlement of any such litigation. On

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

6. Commitments and Contingencies  – (continued)

July 7, 2011, Trebuchet and the Company entered into a series of related agreements and general releases wherein Trebuchet effectively ended its ongoing participation in the ECB Litigation, except for its continuing involvement in the final settlement of fees that may become payable as a result of the infringement case in The Netherlands described below. The Trebuchet Agreement executed in August 2008 will remain in full force and effect, in its entirety, until Trebuchet makes any and all final payments that may become due in connection with The Netherlands infringement case.

In a series of court decisions spanning from March 2007 through December 2010, the Patent was invalidated in each of the United Kingdom, Germany, France, The Netherlands, Belgium, Luxembourg, Austria and Italy. The Company did not further appeal these decisions. On March 24, 2010 the Spanish Court ruled that the Patent was valid. The decision in Spain is currently under appeal by the ECB.

During the course of the litigation, the losing party in the ECB Litigation, in certain jurisdictions, was responsible for the prevailing party’s legal fees and disbursements. As of September 30, 2012, the Company has recorded as accrued liabilities approximately €132,000 ($170,000) for the Germany case and approximately €175,000 ($225,000) for the Netherlands case for such fees. In addition, the ECB formally requested the Company to pay attorneys and court fees for the Court of First Instance case in Luxembourg in the amount of €93,752 ($121,000) as of September 30, 2012, which, unless the amount is settled will be subject to an assessment procedure that has not been initiated. The Company will accrue the assessed amount, if any, as soon as it is reasonably estimable.

On February 18, 2010, Trebuchet, on behalf of the Company, filed an infringement suit in the Netherlands against the ECB and two security printing entities with manufacturing operations in the Netherlands, Joh. Enschede Banknotes B.V and Koninklijke Joh. Enschede B.V. The Netherlands Court determined in December 2010 that the patent was invalid in The Netherlands, and the infringement case was terminated by Trebuchet. Trebuchet remains responsible for cost and fee reimbursements associated with the case when such amounts are determined and fixed by order of the Dutch Court.

On October 24, 2011 the Company initiated a law suit against Coupons.com Incorporated (“Coupons.com”). The suit was filed in the United States District Court, Western District of New York, located in Rochester, New York. Coupons.com is a Delaware corporation having its principal place of business located in Mountain View, California. In the Coupons.com suit, the Company alleges breach of contract, misappropriation of trade secrets, unfair competition and unjust enrichment, and is seeking in excess of $10 million in money damages from Coupons.com for those claims. In a motions decision rendered on August 20, 2012, the District Court judge dismissed the Company’s unfair competition and unjust enrichment claims. The Company’s breach of contract and misappropriation of trade secrets claims remain intact as of the date of this report.

In addition to the foregoing, we are subject to other legal proceedings that have arisen in the ordinary course of business and have not been finally adjudicated. Although there can be no assurance in this regard, in the opinion of management, none of the legal proceedings to which we are a party, whether discussed herein or otherwise, will have a material adverse effect on our results of operations, cash flows or our financial condition.

Merger Termination Fees — Pursuant to the Merger Agreement the Company entered into on October 1, 2012, if the Merger agreement is terminated at any time prior to the closing of the Merger, as follows: (a) by mutual written consent of DSS, Merger Sub and Lexington; (b) by either DSS or Lexington if the closing has not occurred on or before March 15, 2013; (c) by either DSS or Lexington if any law enacted by a governmental authority prohibits the consummation of the Merger, or any governmental authority has issued an order or taken any other action which restrains, enjoins or otherwise prohibits the Merger; (d) by either DSS or Lexington if the other party’s stockholders do not approve the Merger, unless the failure to obtain

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

6. Commitments and Contingencies  – (continued)

approval is attributable to a failure on the part of such party seeking to terminate the Agreement; (e) by DSS if (i) the Lexington’s board of directors changes its recommendation for approval of the Merger, (ii) the board of directors of Lexington or any authorized committee has failed to present or recommend the approval of the Merger Agreement and the Merger to the stockholders, (iii) Lexington shall have entered or caused itself or its subsidiaries to enter, into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement or other similar agreement related to any Lexington Acquisition Proposal or (iv) Lexington shall have breached any term of the non-solicitation provision of the Merger Agreement; (f) by Lexington if (i) the DSS board of directors changes their recommendation for approval of the Merger, (ii) the board of directors of DSS or any authorized committee has failed to present or recommend the approval of the Merger Agreement and the Merger to the stockholders, (iii) DSS shall have entered or caused itself or its subsidiaries to enter, into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement or other similar agreement related to any DSS Acquisition Proposal or (iv) DSS shall have breached any term of the non-solicitation provision of the Merger Agreement; (g) by either party if the other party, or in the case of Lexington, DSS or Merger Sub, is in material breach of its obligations or representations or warranties under the Agreement; (h) by either DSS or Lexington if prior to obtaining stockholder approval such party determines to enter into a definitive agreement relating to a superior proposal; or (i) by Lexington, at any time, upon payment to DSS of a fee equal to $5,000,000. Under certain circumstances, if the Merger is terminated by either DSS or Lexington, then DSS shall pay to Lexington, a termination fee in cash equal to the sum of (i) $3,000,000 plus (ii) 5% of the consideration paid to all security holders of DSS in connection with a superior proposal in the same form as such consideration is paid to such security holders.

Contingent Litigation Payments — Pursuant to an agreement made in December 2004, the Company is required to share the economic benefit derived from settlements, licenses or subsequent business arrangements that the Company obtains from any infringer of patents formerly owned by the Wicker Family. For infringement matters involving certain U.S. patents, the Company will be required to disburse 30% of the settlement proceeds. For infringement matters involving certain foreign patents, the Company will be required to disburse 14% of the settlement proceeds. These payments do not apply to licenses or royalties derived from patents that the Company has developed or obtained from persons other than the Wicker Family. In addition, in May 2005, the Company entered into an agreement with its legal counsel in charge of the Company’s litigation with the European Central Bank which called for a $150,000 contingent payment to the legal counsel upon a successful ruling or settlement on the Company’s behalf in that litigation. As of September 30, 2012, there has been no settlement amounts related to these agreements.

On October 21, 2011, the Company entered into a contingency legal fee agreement with Nixon Peabody LLP (the “Contingency Agreement”), in connection with its law suit against Coupons.com. Under the Contingency Agreement, the Company would pay Nixon Peabody LLP 33 1/3% of any settlements or damages awards collected from Coupons.com in connection with the suit. Under the Contingency Agreement, the Company is responsible for payment of out-of-pocket charges and disbursements of Nixon Peabody LLP necessarily accrued during the prosecution of the suit.

Contingent Purchase Price — In December, 2008, the Company acquired substantially all of the assets of DPI of Rochester, LLC in which the Company guaranteed up to $50,000 to certain parties depending on whether certain conditions occurred within five years of the acquisition. As of September 30, 2012, the Company considers the likelihood that the payment will be required as remote.

Facility Operating Lease — In July 2012, the Company entered into an amended facility lease at its current location that will accommodate the Company corporate offices as well as the Digital division. The commencement date of the amended lease was October 1, 2012. The amended facility lease will expire

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

6. Commitments and Contingencies  – (continued)

September 30, 2015, and future lease payments are expected to be approximately $39,000 in 2012, $157,000 in 2013, $169,000 in 2014 and $133,000 in 2015.

7. Supplemental Cash Flow Information

Supplemental cash flow information for the nine months ended September 30, 2012 and 2011 is approximately as follows:

	2012	2011
Cash paid for interest	$174,000	$333,000
Non-cash investing and financing activities:
Beneficial conversion feature issued with convertible debt	$216,000	$—
Conversion of debt and accrued interest to equity	$580,000	$—
Warrant issued for prepaid consulting services	$248,000	$—
Loss from change in fair value of interest rate swap derivative	$28,000	$—
Equity issued for acquisition	$—	$274,000
Refinance of related party revolving line of credit and accrued interest	$—	$650,000
Retirement of derivative warrant liability	$—	$3,506,000
Property and plant acquired with debt	$—	$1,350,000

8. Segment Information

The Company's businesses are organized, managed and internally reported as four operating segments. In the second quarter of 2011, the Company acquired ExtraDev for its DSS Digital Group and the Company launched a new corporate identity and logo, along with a new website that grouped the Company under four distinct divisions. In conjunction with this, the Company determined that an expansion of its segment reporting to align with the new internal structure was appropriate. A summary of the four reportable segments follows:

DSS Printing	Licenses security printing technologies and manufactures and sells secure documents such as vital records, transcripts, safety paper, secure coupons, voter ballots, event tickets, among others. In addition, sells general commercial printing services utilizing digital and offset printing capabilities.
DSS Plastics	Manufactures and sells secure and non-secure plastic printed products such as ID cards, event badges and passes, and loyalty and gift cards, among others. Plastic cards include RFID chips, magnetic strips with variable data, and high quality graphics with overt and covert security features.
DSS Packaging	Manufactures and sells secure and non-secure custom paperboard packaging serving clients in the pharmaceutical, beverage, photo packaging, toy, specialty foods and direct marketing industries, among others.
DSS Digital	Develops, installs, hosts and services IT services including remote server and application hosting, cloud computing, secure document systems, back-up and disaster recovery services and customer program development services.

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

8. Segment Information  – (continued)

Approximate information concerning the Company’s operations by reportable segment for the three and nine months ended September 30, 2012 and 2011 is as follows. The Company relies on intersegment cooperation and management does not represent that these segments, if operated independently, would report the results contained herein:

Three months ended September 30, 2012	DSS Printing	DSS Plastics	DSS Packaging	DSS Digital	Corporate	Total
Revenues from external customers	$869,000	$774,000	$2,188,000	$333,000	$—	$4,164,000
Revenue from other operating segments	133,000	—	12,000	—	—	145,000
Depreciation and amortization	39,000	47,000	97,000	24,000	1,000	208,000
Net income (loss)	20,000	49,000	118,000	(91,000)	(1,193,000)	(1,097,000)

Three months ended September 30, 2011	DSS Printing	DSS Plastics	DSS Packaging	DSS Digital	Corporate	Total
Revenues from external customers	$986,000	$757,000	$1,576,000	$297,000	$—	$3,616,000
Revenue from other operating segments	244,000	—	—	—	—	244,000
Depreciation and amortization	39,000	44,000	90,000	9,000	1,000	183,000
Net income (loss)	(448,000)	(33,000)	120,000	19,000	(415,000)	(757,000)

Nine months ended September 30, 2012	DSS Printing	DSS Plastics	DSS Packaging	DSS Digital	Corporate	Total
Revenues from external customers	$2,746,000	$2,250,000	$5,858,000	$813,000	—	$11,666,000
Revenue from other operating segments	411,000	—	91,000	—	—	502,000
Depreciation and amortization	113,000	135,000	291,000	57,000	2,000	598,000
Net income (loss)	(232,000)	58,000	152,000	(198,000)	(2,945,000)	(3,165,000)
Identifiable assets	2,018,000	2,003,000	7,540,000	1,043,000	822,000	13,426,000

Nine months ended September 30, 2011	DSS Printing	DSS Plastics	DSS Packaging	DSS Digital	Corporate	Total
Revenues from external customers	$2,901,000	$2,087,000	$3,796,000	$393,000	$—	$9,177,000
Revenue from other operating segments	633,000	—	—	—	—	633,000
Depreciation and amortization	113,000	142,000	263,000	14,000	2,000	534,000
Net loss	(1,312,000)	(12,000)	(51,000)	(4,000)	(888,000)	(2,267,000)
Identifiable assets	2,237,000	2,233,000	7,609,000	713,000	1,017,000	13,809,000

9. Subsequent Events

Merger Agreement

On October 1, 2012, Document Security Systems, Inc., a New York corporation (“DSS”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DSSIP, Inc., a Delaware corporation and wholly-owned subsidiary of DSS (“Merger Sub”), and Lexington Technology Group, Inc., a Delaware corporation (“Lexington”), and Hudson Bay Master Fund Ltd., as representative of Lexington’s stockholders (“Lexington Representative”) solely for certain purposes (as described in the Merger Agreement), pursuant to which Merger Sub will merge with and into Lexington, with Lexington being the surviving corporation (the

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

9. Subsequent Events  – (continued)

“Surviving Corporation”) and will continue its existence as a wholly-owned subsidiary of DSS through an exchange of capital stock of Lexington for capital stock of DSS (the “Merger”).

Lexington is a private intellectual property monetization company that acquired a patent portfolio of six patents and four pending patent applications relating to technology invented by Thomas Bascom (the “Bascom Portfolio”). Lexington is focused on the economic benefits of intellectual property assets through acquiring or internally developing patents or other intellectual property assets (or interests therein) and then monetizing such assets through a variety of value enhancing initiatives, including, but not limited to: licensing, customized technology solutions (such as applications for medical electronic health records), strategic partnerships and litigation. Through its wholly-owned subsidiary Bascom Research, LLC (“Bascom Research”), Lexington currently develops software applications based on the Bascom Portfolio that are focused on applying computational and data structures to complex data sets in the medical field. Lexington has a strategic relationship with LinkSpace, LLC, a contextual search company, and a consulting agreement with Mednest LLC, a professional technology incubation advisor, to develop medical-related software applications in the RFID and electronic health record space. Lexington intends to attempt to enter into sponsored research agreements and partnerships with other companies and universities in order to further develop applications for the technology relating to the Bascom Portfolio. On October 3, 2012, Bascom Research initiated patent infringement lawsuits in the United States District Court for the Eastern District of Virginia against five companies, including Facebook, Inc. and LinkedIn Corporation, for unlawfully using systems that incorporate features claimed in patents owned by Bascom Research.

Pursuant to the terms of the Merger Agreement, upon completion of the Merger (the “Effective Time”) and subject to the Beneficial Ownership Condition (as defined below), each share of then-issued and outstanding common stock of Lexington, par value $0.0001 per share (“Lexington Common Stock”) and each share of then-issued and outstanding Series A Convertible Preferred Stock of Lexington, par value $0.0001 per share (“Lexington Preferred Stock”) (other than shares of Lexington Common Stock and Lexington Preferred Stock held in treasury or owned by DSS or any direct or indirect wholly owned subsidiary of DSS or Lexington that will be canceled and retired at the Effective Time) will be automatically converted into (i) the right to receive shares of DSS common stock, par value $0.02 per share (“DSS Common Stock”), (ii) Warrants (as described below), (iii) shares of DSS Common Stock to be held in escrow (as described below, the “Escrow Shares”) and, as applicable, shares of DSS’s Series A Convertible Preferred Stock (“DSS Preferred Stock”), determined by multiplying each of (x) 17,250,000 plus the number of Additional Shares (as defined below) and Exchanged Shares (as defined below), if any, (y) 4,859,894, and (z) 7,100,000 by a fraction, the numerator of which shall be one and the denominator of which shall be the sum of (A) the number of shares of Lexington Common Stock plus (B) the number of shares of Lexington Preferred Stock, in each case issued and outstanding immediately prior to the Effective Time (such fraction referred to as the “Common Stock Exchange Ratio“).

At the Effective Time of the Merger, DSS will issue to the holders of Lexington Common Stock and Lexington Preferred Stock (on a pro rata as-converted basis) an aggregate of 4,859,894 warrants to purchase an aggregate of 4,859,894 shares of DSS Common Stock with an exercise price of $4.80 per share and a term of five years commencing upon the closing of the Merger (the “Warrants”). As a condition to the closing of the Merger, DSS, Lexington Representative and American Stock Transfer & Trust Company, LLC, as escrow agent, will enter into an escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, at the Effective Time, DSS shall deposit the Escrow Shares into an escrow account to be released to the holders of Lexington Common Stock (pro rata on a fully-diluted basis as of the Effective Time) if and when the closing price per share of DSS Common Stock exceeds $5.00 per share (as adjusted for stock splits, stock dividends and similar events) for 40 trading days within a continuous 90 trading day period following the

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

9. Subsequent Events  – (continued)

closing of the Merger. If within one year following the closing of the Merger, such threshold is not achieved, the shares of DSS Common Stock held in escrow shall be cancelled and returned to the treasury of DSS.

Upon the consummation of the Merger, only the holders of Lexington Preferred Stock who would, after giving effect to the Merger and receipt of the merger consideration, beneficially own more than 9.99% of DSS Common Stock (the “Beneficial Ownership Condition”) shall receive for each share of Lexington Preferred Stock they hold the same merger consideration as outlined above except that such holders shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into (or if the proposal to authorize DSS Preferred Stock is not approved by the stockholders, $.02 Warrants (as defined below) exercisable for) that number of shares of DSS Common Stock they would have received if they had been a holder of Lexington Common Stock immediately prior to the Effective Time in such amounts that would enable such holders, after giving effect to the Merger, to beneficially own no more than 9.99% of DSS Common Stock upon consummation of the Merger.

Those holders of Lexington Preferred Stock who do not exceed the Beneficial Ownership Condition and accordingly will not receive DSS Preferred Stock or $.02 Warrants (as defined below), will receive DSS Common Stock and the other types of merger consideration in exchange for their Lexington Preferred Stock based on the Common Stock Exchange Ratio. In the event DSS’s stockholders approve the issuance of the merger consideration, but do not approve the authorization of the DSS Preferred Stock, then the holders of Lexington Preferred Stock that satisfy the Beneficial Ownership Condition shall receive warrants to purchase DSS Common Stock with an exercise price of $0.02 per share (the “$.02 Warrants”). Each $.02 Warrant is exercisable at any time after the date of issuance for a period of ten years. If at any time between the three month anniversary of the issuance date and the expiration date, there is no effective registration statement registering the resale of the shares issuable under the Warrants, then the holder may elect to exercise the Warrants, or a portion thereof, by way of a cashless exercise. Except under certain circumstances, no holder may exercise its Warrants or $.02 Warrants if such exercise would result in such holder beneficially owning in excess of 9.99% of the number of shares of DSS common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the Warrant. In addition, under certain circumstances, a holder of the Warrants will be entitled to participate in any distribution of DSS’s assets (or the right to acquire its assets) or any declared cash dividend, to the same extent such holder would have participated therein if such holder had held the shares of common stock acquirable upon complete exercise of the Warrants.

The DSS Preferred Stock will have the powers, preferences and privileges and other rights as will be set forth in a Certificate of Amendment to the Certificate of Incorporation of DSS to be filed by DSS subsequent to closing, which rights include, among other things, the right to participate in any dividends and distributions paid to common stockholders on an as-converted basis, pro rata with the holders of DSS Common Stock. Upon the occurrence of any Liquidation Event (as such term is defined in the Certificate of Amendment), after the payment of all debts and liabilities of DSS, any remaining assets shall be distributed pro rata to the holders of DSS Common Stock and DSS Preferred Stock on an as-converted basis. The DSS Preferred Stock will be non-voting, except as required by law and in certain defined instances, including in connection with a fundamental transaction. Each share of DSS Preferred Stock shall be initially convertible into one share of DSS Common Stock.

No fractional shares of DSS Common Stock or DSS Preferred Stock will be issued in connection with the Merger. Instead, each Lexington stockholder who would be otherwise entitled to receive a fractional share will receive from DSS, in lieu thereof, the next highest whole number shares of DSS Common Stock or DSS Preferred Stock, as applicable.

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)

9. Subsequent Events  – (continued)

Immediately following the completion of the Merger, the former stockholders of Lexington are expected to own approximately 55% of the outstanding common and preferred stock of the combined company (on a fully-diluted basis including the escrow shares) and the current stockholders of DSS are expected to own approximately 45% of the outstanding common stock of the combined company (on a fully-diluted basis including the escrow shares) (without taking into account any shares of DSS Common Stock held by Lexington’s stockholders prior to the completion of the Merger). The shareholders of Lexington will hold the largest percentage of the voting shares on a dilutive basis after the completion of the Merger at 55% of the combined entity. The percentages of ownership include the 7,100,000 shares held in escrow, which are eligible to be voted while in escrow. If the escrow shares are terminated (which will be determined after 1 year of the deal being consummated), Lexington shareholders would own a 45%, with DSS shareholders owning 55%. Lexington shareholders will represent the larger minority voting interest in the combined entity at 45% compared to DSS’s organized group (consisting of management and the board) at 12%. After the closing of the acquisition, senior management of the combined entity is expected to include five officers; the CEO, CIO and CTO from Lexington, and the CFO and COO from DSS, resulting in more members of senior management representing Lexington including the chief decision marker. Based on the aforementioned, and after taking in consideration all relevant facts and circumstances (which included, among others, the relative voting rights of the combined entity on a diluted basis, the larger minority voting interest, and the composition of the senior management), the Company came to a conclusion that, Lexington is the accounting acquirer, as it is defined in FASB Topic ASC 805 “Business Combinations.”

The Company intends to file a Form S-4 Registration Statement with the Securities and Exchange Commission (“SEC”) regarding the proposed Merger as soon as practicable. The Merger requires approval by the stockholders of both Lexington and DSS. The Company currently estimates that the Merger will be consummated during the first half of 2013.

The Company has incurred approximately $461,000 of professional fees associated with the Merger. These costs are expensed as incurred.

Private Placement

Concurrently with the execution of the Merger Agreement, on October 1, 2012, DSS entered into subscription agreements with certain accredited investors, pursuant to which DSS agreed to issue and sell to such investors in a private placement an aggregate of 833,651 shares of its common stock, at a purchase price of $3.30 per share, for an aggregate purchase price of $2,751,048 (the “Private Placement”). The Private Placement was completed on October 1, 2012. Lexington participated in the private placement and purchased an aggregate of 218,675 shares of DSS common stock, at a purchase price of $3.30 per share, for an aggregate purchase price of $721,628. Dawson James Securities, Inc. acted as the sole placement agent in connection with the Private Placement and received $250,095 in fees.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Document Security Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Document Security Systems, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Document Security Systems, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ FREED MAXICK CPAs, P.C.

(Formerly known as FREED MAXICK & BATTAGLIA, CPAs, PC)

Buffalo, New York
March 19, 2012

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31,

	2011	2010
ASSETS
Current assets:
Cash	$717,679	$4,086,574
Accounts receivable, net of allowance of $76,000 ($66,000- 2010)	1,595,750	2,227,877
Inventory	783,442	601,359
Prepaid expenses and other current assets	95,399	231,190
Total current assets	3,192,270	7,147,000
Property, plant and equipment, net	4,019,829	2,543,494
Other assets	244,356	325,953
Goodwill	3,322,799	3,084,121
Other intangible assets, net	2,043,212	1,847,859
Total assets	$12,822,466	$14,948,427
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,666,963	$1,828,138
Accrued expenses and other current liabilities	1,142,629	1,286,529
Revolving lines of credit	763,736	614,833
Short-term loan from related party	150,000	—
Current portion of long-term debt	460,598	300,000
Current portion of capital lease obligations	88,172	88,776
Total current liabilities	4,272,098	4,118,276
Revolving note from related party	—	583,000
Long-term debt, net of unamortized discount of $88,000 ($0 – 2010)	2,819,783	1,578,242
Interest rate swap hedging liabilities	110,688	25,834
Capital lease obligations	11,133	98,532
Deferred tax liability	108,727	89,779
Derivative liabilities	—	3,866,836
Commitments and contingencies (see Note 12)
Stockholders' equity
Common stock, $.02 par value; 200,000,000 shares authorized, 19,513,132 shares issued and outstanding (19,391,319 in 2010)	390,262	387,825
Additional paid-in capital	48,395,241	44,178,569
Accumulated other comprehensive loss	(110,688)	(25,834)
Accumulated deficit	(43,174,778)	(39,952,632)
Total stockholders' equity	5,500,037	4,587,928
Total liabilities and stockholders' equity	$12,822,466	$14,948,427

See accompanying notes.

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31,

	2011	2010
Revenue
Printing	$3,227,457	$4,697,142
Packaging	5,940,077	5,752,601
Plastic IDs and cards	2,769,085	2,290,788
Licensing and digital solutions	1,446,985	641,050
Total revenue	13,383,604	13,381,581
Costs of revenue
Printing	2,928,410	3,799,108
Packaging	4,430,860	4,386,829
Plastic IDs and cards	1,698,439	1,504,844
Licensing and digital solutions	154,016	5,476
Total costs of revenue	9,211,725	9,696,257
Gross profit	4,171,879	3,685,324
Operating expenses:
Selling, general and administrative	7,075,822	6,136,152
Research and development	285,450	265,360
Impairment of intangible assets	—	376,481
Amortization of intangibles	284,716	803,468
Operating expenses	7,645,988	7,581,461
Operating loss	(3,474,109)	(3,896,137)
Other income (expense):
Change in fair value of derivative liability	360,922	—
Interest expense	(259,142)	(290,087)
Loss on equity investment	—	(121,393)
Amortizaton of note discount	—	(420,385)
Other income	—	143,061
Loss before income taxes	(3,372,329)	(4,584,941)
Income tax benefit	(150,183)	(1,122,091)
Net loss	$(3,222,146)	$(3,462,850)
Other comprehensive loss:
Interest rate swap loss	(84,854)	(25,834)
Comprehensive loss	$(3,307,000)	$(3,488,684)
Net loss per share – basic and diluted:	$(0.17)	$(0.20)
Dividend per share	$—	$0.01
Weighted average common shares outstanding, basic and diluted	19,454,046	17,755,141

See accompanying notes.

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2011	2010
Cash flows from operating activities:
Net loss	$(3,222,146)	$(3,462,850)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	766,977	1,261,122
Stock based compensation	398,090	423,471
Amortization of note discount	—	420,385
Loss on equity investment	—	121,393
Change in fair value of derivative liability	(360,922)	—
Deferred tax benefit	(169,131)	(1,141,040)
Intangible asset impairment	—	376,481
(Increase) decrease in assets:
Accounts receivable	701,482	200,339
Inventory	(182,083)	86,977
Prepaid expenses and other assets	112,911	(101,465)
Increase (decrease) in liabilities:
Accounts payable	(229,528)	(209,516)
Accrued expenses and other current liabilities	59,845	265,450
Net cash used by operating activities	(2,124,505)	(1,759,253)
Cash flows from investing activities:
Purchase of property, plant and equipment	(523,596)	(157,422)
Purchase of other intangible assets	(72,069)	(269,729)
Acquisition of business	61,995	(2,000,000)
Net cash used by investing activities	(533,670)	(2,427,151)
Cash flows from financing activities:
Net (payments) borrowings on revolving lines of credit	(90,256)	342,428
Borrowings on long-term debt	—	1,553,242
Payments of long-term debt	(359,399)	(250,000)
Payments of capital lease obligations	(88,003)	(73,283)
Issuance of common stock, net of issuance costs	(173,062)	6,251,696
Net cash (used) provided by financing activities	(710,720)	7,824,083
Net (decrease) increase in cash	(3,368,895)	3,637,679
Cash beginning of period	4,086,574	448,895
Cash end of period	$717,679	$4,086,574

See accompanying notes.

DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2009	16,397,887	$327,957	$38,399,033	$—	$(36,489,782)	$2,237,208
Issuance of common stock, net	1,729,129	34,583	5,977,113	—	—	6,011,696
Issuance of common stock for acquisition of Premier Packaging	735,437	14,709	2,551,966	—	—	2,566,675
Stock based payments, net of tax effect	50,000	1,000	555,476	—	—	556,476
Property dividend			(228,607)	—	—	(228,607)
Conversion of debt	478,866	9,576	790,424	—	—	800,000
Other comprehensive loss				(25,834)	—	(25,834)
Derivative liabilities			(3,866,836)			(3,866,836)
Net Loss				—	(3,462,850)	(3,462,850)
Balance, December 31, 2010	19,391,319	$387,825	$44,178,569	$(25,834)	$(39,952,632)	$4,587,928
Issuance of common stock, net	39,461	789	66,146	—	—	66,935
Issuance of common stock for acquisition of ExtraDev, Inc.	82,352	1,648	272,585	—	—	274,233
Stock based payments, net of tax effect			283,565	—	—	283,565
Beneficial conversion feature			88,462	—		88,462
Other comprehensive loss				(84,854)	—	(84,854)
Elimination of derivative liabilities			3,505,914	—	—	3,505,914
Net Loss				—	(3,222,146)	(3,222,146)
Balance, December 31, 2011	19,513,132	$390,262	$48,395,241	$(110,688)	$(43,174,778)	$5,500,037

See accompanying notes.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. — DESCRIPTION OF BUSINESS

The Company develops, markets, manufactures and sells paper and plastic products designed to protect valuable information from unauthorized scanning, copying, and digital imaging. In addition, the Company develops, markets and sells digital information services, including data hosting, disaster recovery and data back-up and security services. We have developed security technologies that are applied during the normal printing process. Our technologies and products are used by federal, state and local governments, law enforcement agencies and are also applied to a broad variety of industries as well, including financial institutions, high technology and consumer goods, entertainment and gaming, healthcare/pharmaceutical, defense and genuine parts industries. Our customers use our technologies where there is a need for enhanced security for protection and verification of critical financial instruments and vital records, or where there are concerns of counterfeiting, fraud, identity theft, brand protection and liability.

NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include the accounts of Document Security System and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the accounts receivable, fair values of intangible assets and goodwill, useful lives of intangible assets and property and equipment, fair values of options and warrants to purchase our common stock, valuation of derivative liabilities arising from issuances of common stock and associated warrants and other rights to acquire common stock in the future, deferred revenue and income taxes, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We engage third-party valuation consultants to assist management in the allocation of the purchase price of significant acquisitions and the determination of the fair value of derivative liabilities.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

Accounts Receivable — The Company carries its trade accounts receivable at invoice amount less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based upon management’s estimates that include a review of the history of past write-offs and collections and an analysis of current credit conditions. At December 31, 2011, the Company established a reserve for doubtful accounts of approximately $76,000 ($66,000 — 2010). The Company does not accrue interest on past due accounts receivable.

Inventory — Inventories consist primarily of paper, plastic materials and cards, pre-printed security paper, paperboard and fully-prepared packaging which and are stated at the lower of cost or market on the first-in, first-out (“FIFO”) method. Packaging work-in-process and finished goods included the cost of materials, direct labor and overhead.

Property, Plant and Equipment — Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives or lease period of the assets whichever is shorter. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Any gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place. Depreciation expense in 2011 was approximately $482,000 ($458,000 — 2010).

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Investment — On October 8, 2009, the Company entered into an Asset Purchase Agreement with Internet Media Services, Inc. (“IMS”) whereby the Company sold the assets and liabilities of Legalstore.com, a division of the Company, in exchange for 7,500,000 shares of common stock of IMS. The Company recorded its investment in IMS as an equity method investment at the fair market value of the business sold. Management determined that the transaction qualified as a derecoginition of a subsidiary under ASC 810-10-40. The Company recognized gains or losses on its investment under the equity method of accounting for investments. During the nine months ended September 30, 2010, the Company recorded a cumulative loss on its investment of approximately $121,000. On September 23, 2010, the Company’s Board of Directors declared a dividend whereas the Company distributed to its stockholders of record on October 8, 2010 on a pro-rata basis its 7,500,000 shares of stock of IMS. As a result, the Company recorded a dividend of approximately $229,000 which was the book value of the investment as of September 23, 2010. There was no loss on investment in IMS during the year ended December 31, 2011 as the Company no longer owned shares in IMS as of September 23, 2010.

Business Combinations — Business combinations and non-controlling interests are recorded in accordance with the Business Combination Topic of the FASB ASC. Under the guidance, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair values is recorded as goodwill. If the fair value of the assets acquired exceeds the purchase price and the liabilities assumed then a gain on acquisition is recorded. Under the guidance, all acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset. The application of business combination and impairment accounting requires the use of significant estimates and assumptions.

Goodwill — Goodwill is the excess of cost of an acquired entity over the fair value of amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is subject to impairment testing at least annually and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicated the carrying amount may be impaired. ASC Topic 350 provides an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the two-step impairment test is necessary, a fair-value-based test is applied at the reporting unit level, which is generally one level below the operating segment level. The test compares the fair value of an entity's reporting units to the carrying value of those reporting units. This test requires various judgments and estimates. The Company estimates the fair value of the reporting unit using a market approach in combination with a discounted operating cash flow approach. Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized and unrecognized assets and liabilities of the reporting unit. An adjustment to goodwill will be recorded for any goodwill that is determined to be impaired. The Company tests goodwill for impairment at least annually in conjunction with preparation of its annual business plan, or more frequently if events or circumstances indicate it might be impaired. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The Company performed the annual assessment and has determined that no impairment is necessary during the years ended December 31, 2011 and 2010.

Other Intangible Assets, Patent Defense Costs and Patent Application Costs — Other intangible assets consists of costs associated with the application, acquisition and defense of the Company’s patents, contractual rights to patents and trade secrets associated with the Company’s technologies, customer lists and

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

non-compete agreements obtained as a result of acquisitions. The Company’s patents and trade secrets are for document anti-counterfeiting and anti-scanning technologies and processes that form the basis of the Company’s document security business. Patent application costs are capitalized and amortized over the estimated useful life of the patent, which generally approximates its legal life. External legal costs incurred to defend the Company’s patents are capitalized to the extent of an evident increase in the value of the patents and an expected successful outcome. Patent defense costs are expensed at the point when it is determined that the outcome is expected to be unsuccessful. The Company capitalizes the cost of an appeal until it is determined that the appeal will be unsuccessful. The Company’s capitalized patent defense costs expenses are analyzed for impairment based on the expected eventual outcome of the legal action and recoverability of proceeds or added economic value of the patent in excess of the costs. Legal actions related to the same patent defense case are unified into one asset group for the purposes on the impairment analysis. Intangible asset amortization expense is classified as an operating expense. The Company believes that the decision to incur patent costs is discretionary as the associated products or services can be sold prior to or during the application process. The Company accounts for other intangible amortization as an operating expense, unless the underlying asset is directly associated with the production or delivery of a product. Costs incurred to renew or extend the term of recognized intangible assets, including patent annuities and fees, are expensed as incurred. To date, the amount of related amortization expense for other intangible assets directly attributable to revenue recognized is not material.

Impairment of Long-Lived Assets — The Company accounts for long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset including its ultimate disposition. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. An impairment of patent acquisition costs of $377,000 was recognized in the fourth quarter of 2010 as a result of adverse decisions in the Company’s patent infringement case against the ECB which caused the Company to reduce the estimated cash flows that supported the Company’s capitalized patent acquisition based intangible asset. No impairments were recognized during the year ended December 31, 2011.

Fair Value of Financial Instruments — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Fair Value Measurement Topic of the FASB ASC establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The carrying amounts reported in the balance sheet of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the immediate or short-term

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

maturity of these financial instruments. The fair value of revolving credit lines, notes payable and long-term debt approximates their carrying value as the stated or discounted rates of the debt reflect recent market conditions. Derivative instruments are recorded as assets and liabilities at estimated fair value based on available market information.

Derivative Instruments — The Company maintains an overall interest rate risk management strategy that incorporates the use of interest rate swap contracts to minimize significant fluctuations in earnings that are caused by interest rate volatility. The Company has two interest rate swaps that change variable rates into fixed rates on two term loans (See Note 6). These swaps qualify as Level 2 fair value financial instruments. These swap agreements are not held for trading purposes and the Company does not intend to sell the derivative swap financial instruments. The Company records the interest swap agreements on the balance sheet at fair value because the agreements qualify as a cash flow hedges under accounting principles generally accepted in the United States of America. Gains and losses on these instruments are recorded in other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive income (loss) (AOCI) to the Consolidated Statement of Operations on the same line item as the underlying transaction. The valuations of the interest rate swaps have been derived from proprietary models of the bank based upon recognized financial principles and reasonable estimates about relevant future market conditions and may reflect certain other financial factors such as anticipated profit or hedging, transactional, and other costs. The notional amounts of the swaps decrease over the life of the agreements. The Company is exposed to a credit loss in the event of nonperformance by the counter parties to the interest rate swap agreements. However, the Company does not anticipate non-performance by the counter parties. The cumulative net loss attributable to this cash flow hedge recorded in accumulated other comprehensive income and other liabilities at December 31, 2011, was approximately $111,000 ($26,000 — December 31, 2010).

The Company has notional amounts of approximately $2,143,000 as of December 31, 2011 on its interest rate swap agreements for its Citizens Bank debt. The Company has two interest rate swaps that change variable rates into fixed rates on two term loans and the terms of these instruments are as follows:

Notional Amount	Variable Rate	Fixed Cost	Maturity Date
$950,000	4.02%	5.70%	February 1, 2015
$1,193,445	3.42%	5.865%	August 30, 2021

The Company accounts for warrants and other rights to acquire capital stock with exercise price reset features, or “down-round” provisions, as derivative liabilities. Similarly, down-round provisions for issuances of common stock are also accounted for as derivative liabilities. These derivative liabilities are measured at fair value with the changes in fair value at the end of each period reflected in current period income or loss. The fair value of derivative liabilities is estimated using a binomial model or Monte Carlo simulation to model the financial characteristics, depending on the complexity of the derivative being measured. A Monte Carlo simulation provides a more accurate valuation than standard option valuation methodologies such as the Black-Scholes-Merton or binomial option models when derivatives include changing exercise prices or different alternatives depending on average future price targets. In computing the fair value of the derivatives, the Company uses significant judgments, which, if incorrect, could have a significant negative impact to the Company’s consolidated financial statements. The input values for determining the fair value of the derivatives include observable market indices such as interest rates, and equity indices as well as unobservable model-specific input values such as certain volatility parameters. Future changes in the fair value of the derivatives liabilities, if any, will be recorded in the statement of operations as gains or losses from derivative liabilities. The derivative liability resulting from the warrant is classified as a Level 3 measurement.

Conventional Convertible Debt — When the convertible feature of the conventional convertible debt provides for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature (“BCF”). Prior to the determination of the BCF, the proceeds from the debt instrument are

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

first allocated between the convertible debt and any detachable free standing instruments that are included, such as common stock warrants. The Company records a BCF as a debt discount pursuant to FASB ASC Topic 470-20. In those circumstances, the convertible debt will be recorded net of the discount related to the BCF. We amortize the discount to interest expense over the life of the debt using the effective interest method. During 2010, the holders of both of the Company’s convertible notes totaling $800,000 exercised the conversion features of the respective convertible notes for an aggregate of 478,866 shares of the Company’s common stock, which retired the debt in full. In conjunction with the conversions, the Company recognized approximately $420,000 of unamortized note discount expense during 2010. There was no note discount expense in 2011.

Share-Based Payments — Compensation cost for stock awards are measured at fair value and recognize compensation expense over the service period for which awards are expected to vest. The Company uses the Black-Scholes-Merton option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes-Merton model requires the use of subjective assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. For equity instruments issued to consultants and vendors in exchange for goods and services the Company determines the measurement date for the fair value of the equity instruments issued at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Revenue Recognition — Sales of security and commercial printing products, packaging, and plastic cards are recognized when a product or service is delivered, shipped or provided to the customer and all material conditions relating to the sale have been substantially performed. The Company recognizes revenue from printing technology licenses once all the following criteria for revenue recognition have been met: (1) persuasive evidence of an agreement exists; (2) the right and ability to use the product or technology has been rendered; (3) the fee is fixed and determinable and not subject to refund or adjustment; and (4) collection of the amounts due is reasonably assured.

For digital solutions sales, revenue is recognized in accordance with the FASB ASC 985-605. Accordingly, revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service or product has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of our fees is reasonably assured. We recognize cloud computing revenue, including data backup, recovery and security services, on a monthly basis, beginning on the date the customer commences use of our services. Professional services are recognized in the period services are provided.

Advertising Costs — Generally consist of online, keyword advertising with Google with additional amounts spent on certain print media in targeted industry publications. Advertising costs were $70,000 in 2011 ($32,000 — 2010).

Research and Development — Research and development costs are expensed as incurred.

Foreign Currency — Net gains and losses resulting from transactions denominated in foreign currency are recorded as other income or loss.

Income Taxes — The Company recognizes estimated income taxes payable or refundable on income tax returns for the current year and for the estimated future tax effect attributable to temporary differences and carry-forwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized. We recognize penalties and accrued interest related to unrecognized tax benefits in income tax expense.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Earnings Per Common Share — The Company presents basic and diluted earnings per share. Basic earnings per share reflect the actual weighted average of shares issued and outstanding during the period. Diluted earnings per share are computed including the number of additional shares that would have been outstanding if dilutive potential shares had been issued. In a loss year, the calculation for basic and diluted earnings per share is considered to be the same, as the impact of potential common shares is anti-dilutive.

For the years ended December 31, 2011 and 2010, there were up to 3,205,693 and 2,767,131, respectively, of shares potentially issuable under convertible debt agreements, options, warrants and restricted stock agreements that could potentially dilute basic earnings per share in the future that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive to the Company’s losses in the respective years. On February 13, 2012, the Company issued 967,740 shares in a private placement. In addition, in 2012, the Company issued 541,934 warrants in a private placement, 550,000 warrants for consulting services, and up to 175,272 shares potentially issuable under a convertible debt agreement, all of which would potentially dilute basic earnings per share in the future.

Comprehensive Loss — Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances from non-owner sources. It consists of net (loss) income and other gains and losses affecting stockholders’ equity that, under GAAP, are excluded from net income. The change in fair value of interest rate swaps were the only item impacting accumulated other comprehensive loss for the years ended December 31, 2011 and 2010.

Concentration of Credit Risk — The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk as a result of any non-performance by the financial institutions.

During 2011 one customer accounted for 19% of the Company’s consolidated revenue. As of December 31, 2011, this customer accounted for 18% of the Company’s trade accounts receivable balance. During 2010 two customers accounted for 25% and 10% of the Company’s total revenue from continuing operations, respectively. As of December 31, 2010, these customers accounted for 37% and 7% of the Company’s trade accounts receivable balance, respectively. The risk with respect to trade receivables is mitigated by credit evaluations we perform on our customers, the short duration of our payment terms for the significant majority of our customer contracts and by the diversification of our customer base.

Recent Accounting Pronouncements — In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. ASU 2011-04 is required to be applied prospectively in interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption of ASU 2011 is not expected to have a material impact on the consolidated financial statements.

In June 2011 the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. This standard eliminates the option to report other comprehensive income and its components in the statement of changes in equity. The Company may elect to present items of net income and other comprehensive income in one continuous statement or in two consecutive statements. Each component of net income and each component of other comprehensive income, together with totals for comprehensive income and its two parts — net income and other comprehensive income — would need to be displayed under either alternative, and the statements would need to be presented with equal prominence as the other primary financial statements. This standard does not change 1) the items that constitute net income and other comprehensive income, 2) when an item of other comprehensive income must be reclassified to net income, or 3) the computation for earnings per share — which will continue to be

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

based on net income. This standard is effective for fiscal years beginning after December 15, 2011, and the Company is currently evaluating which presentation option it will utilize for comprehensive income in its consolidated financial statement.

In September 2011 the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-08, Intangibles — Goodwill and Other (Topic 350), Testing Goodwill for Impairment. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing the option of performing a “qualitative” assessment to determine whether further impairment testing is necessary. Under this standard, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the two-step impairment test under Topic 350 is unnecessary. However, if the Company concludes otherwise, it is required to perform the first step of the two-step impairment test, as described in Topic 350. If the carrying amount of a reporting unit exceeds its fair value under the first step, the Company is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The Company also has the option to bypass the qualitative assessment for any reporting unit in any period and to proceed directly to performing the first step of the two-step goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

NOTE 3. — INVENTORY

Inventory consisted of the following at December 31, 2011:

	2011	2010
Finished Goods	$421,965	$193,346
Work in process	73,669	86,776
Raw Materials	287,808	321,237
	$783,442	$601,359

NOTE 4. — EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consisted of the following at December 31:

		2011		2010
	Estimated Useful Life	Purchased	Under Capital Leases	Purchased	Under Capital Leases
Machinery & equipment	5 – 7 years	$2,943,401	$369,114	$2,514,045	$369,114
Building	39 years	1,345,523	—	—	—
Land		185,000	—	—	—
Leasehold improvements	up to 13 years(1)	741,919	—	741,919	—
Furniture & fixtures	7 years	104,709	—	104,709	—
Software & websites	3 years	356,125	—	356,125	—
Total cost		$5,676,677	$369,114	$3,716,798	$369,114
Less accumulated depreciation		1,822,506	203,456	1,391,693	150,725
Net		$3,854,171	$165,658	$2,325,105	$218,389

(1)	Expiration of lease term

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. — INTANGIBLE ASSETS

Goodwill — The Company performs an annual fair value test of its recorded goodwill for its reporting units using a discounted cash flow and capitalization of earnings approach. As of December 31, 2011, the Company had goodwill of approximately $3,323,000 ($3,084,000 December 31, 2010) attributable to the Company’s printing division ($631,000), packaging division ($1,768,000), plastics division ($685,000) and digital division ($239,000), respectively.

Other Intangible Assets — Other intangible assets are comprised of the following at December 31:

			2011			2010
	Useful Life		Gross Carrying Amount	Accumulated Amortizaton	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortizaton	Net Carrying Amount
Acquired intangibles	5 – 10 years		2,405,300	999,761	1,405,539	2,038,300	815,177	1,223,123
Patent acquisition and defense costs	Varied		—	—	—	4,729,889	4,729,889	—
Patent application costs	Varied	(1)	843,145	205,472	637,673	843,693	218,957	624,736
			$3,248,445	$1,205,233	$2,043,212	$7,611,882	$5,764,023	$1,847,859

(1)-	patent rights are amortized over their expected useful life which is generally the legal life of the patent. As of December 31, 2011 the weighted average remaining useful life of these assets in service was 12 years.

Actual amortization expense for the years ended December 31, 2011 amounted to approximately $285,000 ($803,000 - 2010). Expected amortization for each of the next five years is as follows:

2012	291,515
2013	291,515
2014	291,515
2015	206,348
2016	171,815
Thereafter	790,504
$2,043,212

Acquired Intangible Assets —  Acquired intangibles are recorded by the Company in conjunction with business combinations. In May 2011, the Company acquired intangible assets associated with its acquisition of ExtraDev as described in Note 8. The Company valued these intangible assets were valued at $408,000 and consist of customer lists, amortized over the expected life of 10 years, and a non-compete agreement, amortized over the expected life of 5 years.

Patent Application Costs — On an ongoing basis, the Company submits formal and provisional patent applications with the United States, Canada and countries included in the Patent Cooperation Treaty (PCT). The Company capitalizes these costs and amortizes them over the patents’ estimated useful life.

Patent Acquisition and Defense Costs — Included in the Company’s capitalized patent defense costs are costs associated with the acquisition of certain rights associated with patents that the Company is defending. In December 2004, the Company entered into an agreement with the Wicker Family in which Document Security Systems obtained the legal ownership of technology (including patent ownership rights) previously held by the Wicker Family. At that time, the agreement with the Wicker Family provided that the Company would retain 70% of the future economic benefit derived from settlements, licenses or subsequent business

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. — INTANGIBLE ASSETS  – (continued)

arrangements from any infringer of the Wicker patents that Document Security Systems chooses to pursue. The Wicker Family was to receive the remaining 30% of such economic benefit. In February 2005, the Company further consolidated its ownership of the Wicker Family based patents and its rights to the economic benefit of infringement settlements when the Company purchased economic interests and legal ownership from approximately 45 persons and entities that had purchased various rights in Wicker Family technologies over several decades. The Company issued an aggregate of 541,460 shares of its common stock for the rights of the interest holders and secured 100% ownership of a US Patent and approximately 16% of additional economic rights to settlements with infringers of the Wicker Family’s foreign patents. The value of the shares of common stock was determined based upon the closing price of the shares of the Company’s common stock on the American Stock Exchange on February 15, 2005 of $7.25 per share was, $3,905,672 net of expenses. The Company amortized these costs over the weighted average expected life of the patents underlying the acquired rights, which was 6.75 years as of the date of acquisition.

Patent defense costs were comprised of legal cost associated with the Company’s patent infringement suit against the ECB which the Company commenced in 2005. The Company based it decision to defer the costs associated with this case on the principal that successful patent defense costs are capitalizable. During the course of the ECB litigation, the most significant events in the case were challenges of patent validity by the ECB in nine jurisdictions in Europe as a core component of its defense. The Company believed that the ECB’s challenge of patent validity represented the biggest hurdle to a successful outcome of the overall infringement case. During the course of the ECB litigation, the Company spent approximately $4,247,000 on legal and related court cost associated with defending the patent in these jurisdictions. The Company amortized these costs over the expected life of the patent which expired as of January 2010. During the course of the ECB litigation, the Company analyzed the recoverability of its capitalized patent defense costs. The Company used the potential proceeds from its ECB Litigation as the primary source of future cash flows. Specifically, the Company used assumptions of banknote production volumes during the alleged infringement period and estimated banknote production costs from third party sources to determine the estimated total costs of the production of the Euro banknotes in each year of infringement. The Company then applied a royalty rate that the Company generally charges international licensees and that the Company believes is consistent with industry standards to determine the amount that would be due to the Company if the ECB had licensed the technology from the Company on the Company’s standard licensing terms. The Company uses this amount as an estimate of the gross proceeds it could receive from a successful outcome of the litigation in all jurisdictions. The Company then allocated these potential proceeds by the percent of circulation of each jurisdiction in which the Company has ongoing litigation to determine the potential proceeds of a successful outcome in the jurisdictions where the patent has been held as valid or where the patent validity has not yet been determined. Finally, the Company used a probability factor in its analysis that discounts these potential future proceeds that takes into account the different status levels of each jurisdiction. Thus, the Company determined a probability based cash flow which is compared to the net patent defense costs balance to determine whether an impairment of these costs has occurred. As of December 31, 2010, the net unamortized balance of acquired patent assets was $377,000, which was recorded in the corporate segment. As a result of the losses in the appeal of two court decisions in the fourth quarter of 2010 related to the Company’s infringement case against the ECB (as described in Note 12 — Legal Proceedings), the Company’s management determined that an impairment of this asset occurred as it is more likely than not that the Company would not receive proceeds from infringement litigation in these non-European jurisdictions, and the remaining balance was considered impaired. As of December 31, 2011, there were no longer any unamortized patent defense costs or patent acquisition costs reflected on the Company’s balance sheet.

NOTE 6. — SHORT TERM AND LONG TERM DEBT

Revolving Credit Lines — On February 12, 2010, the Company entered into a Credit Facility Agreement with RBS Citizens, N.A. (“Citizens Bank”) in connection with the Company’s acquisition of Premier Packaging (“Premier”) pursuant to which Citizens Bank provided Premier with a revolving credit line of up

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. — SHORT TERM AND LONG TERM DEBT  – (continued)

to $1,000,000. The revolving line of credit is accessible by Premier subject to certain terms, scheduled to mature on July 13, 2011 and is payable in monthly installments of interest only beginning on March 1, 2010. Interest accrued at 1 Month LIBOR plus 3.75% (4.02% at December 31, 2011). On July 26, 2011, the Company entered into a Second Amended and Restated Credit Facility Agreement with Citizens (the “Second Credit Facility Agreement”) for the purpose of amending the Amended and Restated Credit Facility Agreement dated as of October 8, 2010, as amended on February 24, 2011 (the “Original Credit Facility Agreement”). The Second Credit Facility Agreement provides for a revolving line of credit up to $1,000,000 to Premier. The effect of the Second Credit Facility Agreement was the elimination of the “borrowing base” component of the Original Revolving Note and the extension of the maturity date to May 31, 2012. As of December 31, 2011, the revolving line had a balance of $669,785 ($614,833 — 2010).

On May 12, 2011, in conjunction with the Company’s acquisition of ExtraDev, the Company assumed revolving credit lines and open credit card accounts totaling approximately $239,000, comprising of a $100,000 revolving line of credit with a bank at 4.75% with an outstanding balance of $63,000, a $100,000 revolving line of credit with a bank at 8.09% with an outstanding balance of $86,000, and various credits cards with an aggregate outstanding balance of approximately $90,000. The line of credit with the $86,000 balance was paid in full during the year ended December 31, 2011 and the line of credit was closed. All of the credit lines are secured by personal guarantees of the former ExtraDev owners. In accordance with the purchase agreement with ExtraDev, the Company committed to paying these balances within 90 days of acquisition. In August, the Company reached an informal agreement with the former owners of ExtraDev whereas the Company would make monthly payments against the balances of these accounts of at least $25,000 in order to pay-down these liabilities. As of December 31, 2011, the aggregate balance of the ExtraDev credit lines was $93,951.

Short-Term Loan from Related Party — The DSS Note issued to Bzdick Properties, totaling $150,000, matures on March 31, 2012, and accrues interest at an annualized rate of 9.5% per annum. Prepayment of principal may be made without penalty. The DSS Note calls for interest only payments during its term with a balloon payment due at maturity, and will be secured by a guaranty agreement running from Premier to Bzdick Properties. The DSS Note is subordinated to the Citizens loan documents. One of the members of Bzdick Properties is Robert Bzdick, who also serves as a director and chief operating officer of DSS, and as such is a related party to both DSS and Premier. The Company paid approximately $3,000 interest on this loan during the year ended December 31, 2011. As of December 31, 2011, the Note had a balance of $150,000.

Long-Term Debt — On December 9, 2009, the Company entered into a $575,000 promissory note with an accredited investor (“Note”) which matures November 24, 2012 and accrues interest at 10% annually, payable quarterly. The Note is secured by the assets of the Company’s wholly owned subsidiary, Secuprint Inc. (a/k/a DSS Printing Group). Under the terms of the Note, the Company is required to comply with various covenants. On December 30, 2011, the Company refinanced this Note with a Convertible Note which matures on December 29, 2013, and carries an interest rate of 10% per annum. Interest is payable quarterly in arrears commencing on March 31, 2012. The Convertible Note for $575,000 can be converted at any time during the term at Lender’s option into a total of 260,180 of the Company’s common stock at $2.21 per share. In conjunction with the Convertible Note, the Company determined a beneficial conversion feature existed amounting to approximately $88,000 which was recorded as a debt discount and will be amortized over the term of the Note. The Note is secured by all of the assets (excluding assets leased) of Secuprint and is subject to various events of default. As of December 31, 2011, the balance of the Note was $575,000 ($575,000 —  2010).

On February 12, 2010, in conjunction with the Credit Facility Agreement, the Company entered into a term loan with Citizens Bank for $1,500,000. The proceeds of the term loan were used to partially satisfy the purchase price of Premier. The Credit Facility Agreement contains customary representations and warranties,

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. — SHORT TERM AND LONG TERM DEBT  – (continued)

affirmative and negative covenants, including financial covenants (fixed charge coverage ratio, tangible net worth, and current ratio requirements) and events of default and is secured by all of the assets of Premier. The $1,500,000 term loan was scheduled to mature on March 1, 2013 and was payable in 35 monthly payments of $25,000 plus interest commencing March 1, 2010 and a payment of $625,000 on the 36 month. Interest was accruing at 1 Month LIBOR plus 3.75% (4.02% at December 31, 2011). The Company subsequently entered into an interest rate swap agreement (See Note 2) to lock into a 5.6% effective interest over the life of the term loan. On July 26, 2011, the Company entered into the Second Credit Facility Agreement for the purpose of amending the Original Credit Facility Agreement. The Second Credit Facility Agreement provides for a loan of $1,075,000 to Premier. The Company subsequently amended the interest rate swap agreement to lock into a 5.7% effective interest over the life of the amended loan. The effect of the Second Credit Facility Agreement was the extension of the payment term of the Original Note to February 1, 2015 and the elimination of the $625,000 balloon payment originally due on July 1, 2013 under the Original Note. As of December 31, 2011, the balance of the Note was approximately $950,000 ($1,250,000 — 2010).

On June 29, 2011, the Company and P3 entered into a Commercial Term Note (the “Note”) with Neil Neuman (”Neuman”) whereby the Company borrowed $650,000 from Neuman. The applicable interest rate under the Note is 6.5% per annum, and the term is forty-eight months (the “Term”). Commencing on August 1, 2011, the Company will pay monthly installments of $13,585 for the Term of the Note, and a final balloon payment of $100,000 on August 1, 2015. Any reasonable expense incurred by Neuman (including reasonable attorneys’ fees and disbursements) in connection with the administration or enforcement of the Note shall be paid by the Company and, if not timely paid, shall earn interest at the same rate as the principal. The Company may prepay all or a portion of the outstanding principal balance prior to maturity at any time, without penalty. The Note is collateralized by all of the machinery and equipment of P3. Neuman is neither an affiliate of, nor a related party to, the Company or P3. The proceeds from the Note were used to pay in full all sums owed by the Company under a Related Party Credit Agreement executed between the Company and Fagenson & Co., Inc., as agent for certain lenders, including Neuman, dated January 4, 2008. Upon such payment the Credit Agreement between the Company and Fagenson & Co., Inc. was terminated in its entirety. As of December 31, 2011, the Note had a balance of $599,462. See Subsequent Event footnote 15 for Amendment and Purchase of this Note.

On December 9, 2009, the Company used the proceeds from a $350,000 Convertible Note and a $575,000 Promissory Note (collectively, the “Notes”), respectively, to pay in full a $900,000 Term Note. The $350,000 Convertible Note was set to mature on November 24, 2012, accrued interest at 10% and was convertible into up to 218,750 shares of Document Security Systems common stock. The $575,000 Promissory Note matures on November 24, 2012 accrues interest at 10%, payable quarterly. Both Notes are secured with equal rights by the assets of the Company’s wholly owned subsidiary, DPI. In conjunction with the convertible note, the Company determined a beneficial conversion feature existed amounting to approximately $94,000 which was recorded as discount on debt and was being amortized over the term of the Note. On November 29, 2010, the holder exercised the conversion feature of the $350,000 Convertible Note for 218,750 shares of the Company’s common stock, par value $0.02 which retired the debt in full. In conjunction with the conversion, the Company recognized approximately $63,000 of note discount expense.

On December 30, 2009, the Company used the proceeds from a $450,000 Convertible Note (“Note”) to pay in full $450,000 due under a previous Related Party Credit Facility due to the Company’s CEO. The $450,000 Note was set to mature on June 23, 2012, accrued interest at 8%, and was convertible into up to 260,116 shares of the Company’s common stock, and was secured by the accounts receivable of the Company, excluding the accounts receivable of the Company’s wholly owned subsidiaries, P3 and Secuprint. In conjunction with the Note, the Company issued to the holders of the Note warrants to purchase up to 65,000 shares of the Company’s common stock within five years at $2.00 per share. The estimated fair market value of these warrants was determined using the Black Scholes-Merton option pricing model at approximately $72,000, which was recorded as discount on debt and is being amortized over the term of the Note.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. — SHORT TERM AND LONG TERM DEBT  – (continued)

Furthermore, in conjunction with this Note, the Company determined a beneficial conversion feature existed amounting to approximately $257,000, which was recorded as discount on debt and is being amortized over the term of the Note. In addition, the Company recorded expense of approximately $110,000 for the fair value of 40,000 warrants to purchase the shares of the Company’s common stock at $2.00 issuable under the terms of the Note as a result of the Company’s failure to timely file a registration statement for the shares issuable upon conversion of the Note and underlying the warrants, respectively, On December 24, 2010, the holder of the Note exercised the conversion feature of the Note for 260,116 shares of the Company’s common stock, par value $0.02 which retired the debt in full. In conjunction with the conversion, the Company recognized approximately $200,000 of note discount expense.

Promissory Note — On August 30, 2011, the Company’s wholly owned subsidiary Premier entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with Bzdick Properties, LLC, a New York limited liability company (“Bzdick Properties”), to purchase the packaging plant at 6 Framark Drive, Victor, NY, (the “Real Estate”). The Real Estate transaction closed simultaneously with the execution of the Purchase Agreement.

The purchase price for the Real Estate was $1,500,000. The purchase price consisted of a $150,000 cash down payment, a $150,000 subordinated promissory note (the “DSS Note”) from DSS to Bzdick Properties, and a $1,200,000 loan obtained by Premier from Citizens Bank. The Citizens loan documents for the Real Estate transaction consisted of a Promissory Note (the “Citizens Promissory Note”), an Amended and Restated Promissory Note (the “Citizens Amended and Restated Note”), a Mortgage and Security Agreement (the “Citizens Mortgage”), a Consolidation, Modification and Extension Agreement (the “Citizens Consolidation”), a Guaranty Agreement (the “Citizens Guaranty”) and an Indemnity Agreement (the “Citizens Indemnity”), each executed on August 30, 2011. Monthly payments of principal and interest in the amount of $7,658 and interest of 1 month LIBOR plus 3.15% (3.42% at December 31, 2011) are due under the Citizens Amended and Restated Note. Concurrently with the transaction, the Company entered into an interest rate swap agreement (See Note 2) to lock into a 5.865% effective interest rate for the life of the loan. The Citizens Promissory Note matures in 10 years at which time a balloon payment of the remaining principal balance of $919,677 is due. As of December 31, 2011, the Citizens Promissory Note had a balance of $1,192,914.

Term Note — On October 8, 2010, the Company amended the Credit Facility Agreement with Citizens Bank to add a Standby Term Loan Note pursuant to which Citizens Bank will provide Premier with up to $450,000 towards the funding of eligible equipment purchases. In October 2011, the Standby Term Loan Note was converted into a Term Note payable in monthly installments of $887 plus interest over 5 years. As of December 31, 2011, the balance under this Note was $51,000 ($53,000 at December 31, 2010).

Revolving Note — Related Party — On January 4, 2008, the Company entered into a Credit Facility Agreement with Fagenson and Co., Inc., as agent, a related party to Robert B. Fagenson, the Chairman of the Company's Board of Directors (the “Fagenson Credit Agreement” or “Credit Facility”). Under the Fagenson Credit Agreement, as amended on December 11, 2009, the Company could borrow up to a maximum of $1,000,000 from time to time up until January 4, 2012. Any amount borrowed by the Company pursuant to the Fagenson Credit Agreement had annual interest rate of 2% above LIBOR and was secured by the Common Stock of P3, the Company's wholly owned subsidiary. Interest was payable quarterly in arrears and the principal was payable in full at the end of the term under the Fagenson Credit Agreement. As of December 31, 2010, the revolving note — related party had a balance of $583,000. On June 29, 2011, the Credit Facility, along with accrued interest, was paid in full from the proceeds of a Commercial Term Note as described above under Long-Term Debt, along with approximately $119,000 of interest payments to related parties by the Company to the lenders.

All of the Citizens Bank credit facilities are subject to various covenants including fixed charge converage ratio, tangible net worth and current ratio. The Citizen Bank obligations are secured by all of the

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. — SHORT TERM AND LONG TERM DEBT  – (continued)

assets of Premier Packaging and are also secured through cross guarantees by the Company and its other wholly owned subsidiaries, P3 and Secuprint.

A summary of scheduled principal payments of long term debt, not including revolving notes and short term loan from related party, subsequent to December 31, 2011 are as follows:

2012	460,598
2013	1,045,500
2014	481,057
2015	276,384
2016	36,854
Thereafter	1,068,450
3,368,843

NOTE 7. — STOCKHOLDERS’ EQUITY

Stock Issued in Private Placements — On February 12, 2010, the Company acquired all of the outstanding common stock of Premier Packaging from Robert B. and Joan T. Bzdick for $2,000,000 in cash and 735,437 shares of the Company's common stock which was valued at $2,566,675.

On February 17, 2010, the Company completed the sale of 20 investment units in a private placement pursuant to subscription agreements with six accredited investors. Each investment unit was comprised of 5,000 shares of the Company’s common stock and five year warrants to purchase 1,000 shares of common stock at an exercise price of $3.50 per share. In the transaction, the Company sold 20 investment units for $15,000 per unit for gross cash proceeds of $300,000, consisting of 100,000 shares of common stock and warrants to purchase an aggregate of 20,000 shares of common stock. In connection with these sales EKN Financial Services Inc., a registered broker-dealer, acted as non-exclusive placement agent. EKN Financial Services, Inc. received a cash fee in the aggregate of $30,000 as commission for these sales. On February 17, 2010, the Company also sold 20 investment units for gross cash proceeds of $270,000, consisting of an aggregate of 100,000 shares of common stock and warrants to purchase an aggregate of 20,000 shares of common stock. No placement agent fees were paid on these sales. On February 23, 2010, the Company issued 304,000 shares of common stock pursuant to the exercise of warrants in which the Company received proceeds of $608,000.

On July 21, 2010 and July 22, 2010, Document Security Systems entered into subscription agreements with twenty two accredited investors. Under these subscription agreements the Company issued an aggregate of 413,787 shares of common stock and five-year warrants to purchase up to 82,753 shares of common stock, in consideration of an aggregate of $1,200,000. The warrants are exercisable at $3.75 per share. The Company paid Aegis Capital Corp., for its services as placement agent, a 7% commission, and a 3% non-accountable expense allowance, in the aggregate amount of $120,000. In addition, we issued the placement agent five year warrants to purchase 41,379 shares of common stock, exercisable at $3.75 per share.

On February 18, 2011, the Company entered into an Amended and Restated Agreement (“Amended Agreement”) with Fletcher International, Ltd. (“Fletcher”) for the purpose of modifying the terms of an agreement (“Original Agreement”) previously entered into between the Company and Fletcher on December 31, 2010.

Under the Original Agreement, Fletcher purchased $4,000,000 of the Company’s common stock (756,287 shares) at a price of approximately $5.29 per share on December 31, 2010 (the “Initial Investment”). In conjunction with the Initial Investment, Fletcher received a warrant (the “Initial Warrant”) to purchase up to $4,000,000 of the Company’s common stock at a price of approximately $5.29 per share at any time until December 31, 2019, subject to adjustment as set forth in the Initial Warrant. Under the Original

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. — STOCKHOLDERS’ EQUITY  – (continued)

Agreement, Fletcher also received the right to make additional equity investments of up to $4,000,000 in total (the “Later Investments”) by May 2, 2011 at the average of the daily volume-weighted price of the Company’s common stock in the calendar month preceding each Later Investment notice date at prices no lower than approximately $4.76 per share and no greater than approximately $6.35 per share, subject to adjustment as set forth in the Original Agreement. The warrants issued to Fletcher had down-round and anti-dilution provisions as of December 31, 2010, and were considered derivative liabilities recorded at fair value. The down-round provisions result in the number of shares to be issued determined on a variable that is not an input to the fair value of a “fixed-for-fixed” option. Under the Original Agreement, Fletcher also received a second warrant (the “Second Warrant”) to purchase shares of the Company’s common stock with an aggregate purchase price of up to the total dollar amount of the Later Investments at a per-share exercise price of 120% of the per-share price paid in the final Later Investment to occur, subject to adjustment as set forth in the Second Warrant. The Initial Warrant and the Second Warrant each also had a cashless exercise provision.

Under the Amended Agreement, the purchase price for the Initial Investment made on December 31, 2010 was increased to $5.38 per share, increasing the aggregate purchase price paid by Fletcher for the Initial Investment from $4,000,000 to $4,068,825. The Initial Warrant received by Fletcher was amended and reissued (the “Amended Initial Warrant”) entitling Fletcher to purchase newly-issued shares of common stock at $5.38 per share (the “Warrant Price”) at any time until February 18, 2020 (the “Warrant Term”), up to an aggregate purchase price of $4,300,000 (the “Warrant Amount”). Under the Amended Agreement, Fletcher also received the right to make additional equity investments (“Later Investments”) of up to $4,068,000 (the “Aggregate Later Investment Amount”) provided notice was given to the Company prior to July 2, 2011 of Fletcher’s intention to make the Later Investment. The Second Warrant received by Fletcher was amended (the “Amended Second Warrant”, and together with the Amended Initial Warrant, the “Warrants”) to fix the Warrant Price at $5.38 per share. The Second Warrant entitled Fletcher to purchase newly-issued shares of common stock up to the aggregate purchase price of the Later Investments. The Amended Initial Warrant and the Amended Second Warrant each had a cashless exercise provision. Fletcher did not make the Later Investment.

In connection with the Amended Agreement, the Company filed a registration statement with the Securities and Exchange Commission (“SEC”) covering the Initial Investment of 756,287 shares and 799,256 shares underlying the Initial Warrant. On March 14, 2011, the Company and Fletcher executed further amendments to the Amended and Restated Agreement and Warrants addressing stockholder approval and pricing provisions relating to Change of Control (as defined therein). The March 14, 2011 amendments were executed by the Company and Fletcher in response to an NYSE Amex inquiry, and were required to solidify NYSE Amex approval of the Company’s additional listing applications, which approval was received from NYSE Amex on March 15, 2011.

Certain events, such as dividends, stock splits, and other events specified in the Amended Agreement and in the Warrants could have resulted in additional shares of Common Stock being issued to Fletcher, adjustments being made to the terms of the Later Investments, the Initial Warrant or the Second Warrant, or other results, in each case as set forth in the Amended Agreement, the Amended Initial Warrant and the Amended Second Warrant. The terms of the Amended Agreement granted Fletcher certain participation rights in certain later equity issuances by the Company (except for certain exclusions) and certain other rights upon a change of control, in each case as set forth in the Amended Agreement, the Amended Initial Warrant and the Amended Second Warrant.

Proceeds from the transaction were used primarily for sales and marketing, product development, and working capital. The Company paid WM Smith & Co., as placement agent, a cash placement fee of 6% of all cash investments received under the Amended Agreement, or in the case of the cashless exercise of the Warrants, common stock equal to 6% of the shares issued to Fletcher in conjunction with the cashless exercise. During the first quarter of 2011, the Company paid $240,000 in accrued placement agent fees.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. — STOCKHOLDERS’ EQUITY  – (continued)

Derivative Liabilities — The financial instruments issued to Fletcher on December 31, 2010 had down-round and anti-dilution provisions as of December 31, 2010, which are considered a derivative liability recorded at fair value. The down-round provisions result in the number of shares to be issued determined on a variable that is not an input to the fair value of a “fixed-for-fixed” option. The Company recognized the derivative liability at the fair value at inception and on each reporting date. The derivative liabilities were considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about the Company’s future activities and the Company’s stock prices and historical volatility as inputs. To determine the fair value of the various components of the Fletcher investments, the Company selected the binomial option model and the Monte Carlo Simulation to model the financial characteristics of the various components. The derivative liabilities were initially recorded in the consolidated balance sheet upon issuance as of December 31, 2010 at a fair value of $3,866,836. Future changes in the fair value of the derivative liabilities, if any, were recorded in the statement of operations.

The components of the derivative liability, measured at fair value, are summarized as follows at December 31:

2010
Initial Warrant	$3,482,486
Later Investment Rights	384,350
$3,866,836

On February 18, 2011and March 14, 2011, the Company entered into certain amendments with Fletcher for the purpose of modifying the terms of the previous agreement entered into between the Company and Fletcher on December 31, 2010. As a result of the amendments, the down-round and anti-dilution provisions were eliminated; therefore, the Company determined that the derivative liabilities that existed under the terms of the original agreement no longer existed. As a result, the Company determined the fair value of the derivative liability financial instruments as of the modification date of February 18, 2011 and recorded the change in fair value of the derivative liabilities since December 31, 2010 amounting to $360,922 which is reflected in the statement of operations. With the elimination of the derivative liability provision, the Company re-classed the fair value of the financial instruments amounting to $3,505,914 from derivative liability to additional paid in capital.

The table below provides a reconciliation of the beginning and ending balances for the derivative liability measured at fair value using significant unobservable inputs (Level 3). There were no assets as of December 31, 2011 measured using significant unobservable inputs.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3):

Derivative Liability
Balance January 1, 2010	$—
Initial Warrant	3,482,486
Later Investment Rights	384,350
Balance, December 31, 2010	3,866,836
Change in fair value	(360,922)
Reclass to equity on date of amendment that eliminated derivative liabilities to net proceeds	(3,505,914)
Balance, December 31, 2011	$—

Stock Warrants — From time to time, the Company issues warrants in conjunction with the sale of its common stock in private placements, and to certain consultants for services. During 2011, the Company did not issue any warrants. During 2010, in conjunction with the private placements described above, the

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. — STOCKHOLDERS’ EQUITY  – (continued)

Company issued warrants to purchase up to an aggregate of 922,009 shares of the Company’s common stock at exercise prices ranging from $3.50 to $5.38, as described above. In addition, in connection with the Fletcher Investment (as described above), the Company issued a contingent warrant for the purchase of up to the amount of the Later Investment of the Company’s common stock at a price contingent on the purchase price of the Later Investment, but not less than $5.71 per share. In addition, during 2010, the Company issued to the holders of a Convertible Note warrants to purchase up to 40,000 shares of the Company’s common stock within five years at $2.00 per share as compensation for a registration rights penalty.

The following is a summary with respect to warrants outstanding and exercisable at December 31, 2011 and 2010 and activity during the years then ended:

	2011		2010
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding January 1	1,891,631	$6.26	1,318,020	$6.15
Granted during the year	—	—	962,009	5.02
Exercised	(71,896)	2.65	(363,398)	2.16
Lapsed	(327,222)	11.75	(25,000)	12.59
Outstanding at December 31	1,492,513	$5.23	1,891,631	$6.26
Exercisable at December 31	1,492,513	$5.23	1,891,631	$6.26
Weighted average months remaining		58.5		44.2

Stock Options — The Company has two stock-based compensation plans. The 2004 Employees’ Stock Option Plan (the “2004 Plan”) provides for the issuance of up to a total of 1,700,000 shares of common stock authorized to be issued for grants of options, restricted stock and other forms of equity to employees and consultants. Under the terms of the 2004 Plan, options granted thereunder may be designated as options which qualify for incentive stock option treatment (“ISOs”) under Section 422A of the Internal Revenue Code, or options which do not qualify (“NQSOs”). The exercise price for options granted under the Director Plan is 100% of the fair market value of the Common Stock on the date of grant. The Non-Executive Director Stock Option Plan (the “Director Plan”) provides for the issuance of up to a total of 200,000 shares of common stock authorized to be issued for options grants for non-executive directors and advisors. Under the terms of the Director Plan, an option to purchase (a) 5,000 shares of our common stock shall be granted to each non-executive director upon joining the Board of Directors and (b) 5,000 shares of our common stock plus an additional 1,000 shares of our common stock for each year that the applicable director has served on the Board of Directors, up to a maximum of 10,000 shares per year shall be granted to each non-executive director thereafter on January 2nd of each year; provided that any non-executive director who has not served as a director for the entire year immediately prior to January 2 nd shall receive a pro rata number of options based on the time the director has served in such capacity during the previous year. Both Plans were adopted by the Company’s shareholders. Generally, the Company issues employee options that vest over three years and expire after five years and issues director options that vest over one year and expire after five years.

Stock-Based Compensation — The Company records stock-based payment expense related to these options based on the grant date fair value in accordance with FASB ASC 718. Stock-based compensation includes expense charges for all stock-based awards to employees, directors and consultants. Such awards include option grants, warrant grants, and restricted stock awards. During the year ended December 31, 2011, the Company had stock compensation expense of approximately $399,000 or $0.02 per share ($423,000 or $0.02 per share - 2010). As of December 31, 2011, there was approximately $393,000 of total unrecognized compensation costs (excluding the $907,000 that vest upon the occurrence of certain events such as the

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. — STOCKHOLDERS’ EQUITY  – (continued)

achievement of revenue targets or change of control) related to non-vested options granted under the Company’s stock option plans which the Company expects to recognize compensation costs over the weighted average period of 1.2 years.

The following is a summary with respect to options outstanding at December 31, 2011 and 2010 and activity during the years then ended:

	2004 Employee Plan			Non-Executive Director Plan
	Number of Options	Weighted Average Exercise Price	Weighted Average Life Remaining	Number of Options	Weighted Average Exercise Price	Weighted Average Life Remaining
			(in years)			(in years)
Outstanding at December 31, 2009	639,000	6.29		132,000	$6.74
Granted	185,000	3.40		40,000	2.45
Exercised	—	—		—	—
Forfeited	(150,500)	5.54		(15,000)	7.14
Outstanding at December 31, 2010:	673,500	5.66		157,000	5.61
Granted	692,648	4.24		40,000	5.52
Exercised	(10,000)	4.00		—	—
Forfeited	(187,500)	9.73		(20,000)	12.65
Outstanding at December 31, 2011:	1,168,648	4.18	3.6	177,000	4.79	2.2
Exercisable at December 31, 2011:	287,300	4.48	2.1	137,000	4.58	1.7
Aggregate Intrinsic Value of outstanding options at December 31, 2011	$—			$31,600
Aggregate Intrinsic Value of exercisable options at December 31, 2011	$—			$31,600

Included in these amounts are earn-out options issued to the previous owners of ExtraDev with a contractual term of 5 years, to purchase an aggregate of 450,000 shares of common stock at an exercise price of $4.50 per share that will be vested if the Company’s Digital division achieves certain annual revenue targets by the end of fiscal year 2016. The fair value of the earn-out options amounted to $594,000. If the annual revenue targets are met or are deemed probable to occur, then the Company will record stock based compensation expense. As of December 31, 2011 vesting is considered remote. All options granted to the owners of ExtraDev were classified as compensation for post combination services since the vesting of each grant is based on length of employment, with all unvested options forfeiting upon termination of employment, therefore, the fair value of these equity instruments was not considered a component of the purchase price of the ExtraDev acquisition.

The weighted-average grant date fair value of options granted during the year ended December 31, 2011 was $1.35 ($1.38-2010). The aggregate grant date fair value of options that vested during the year was approximately $157,000 ($128,000-2010). There were 10,000 options exercised on a cashless basis during 2011. There were no options exercised during 2010.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. — STOCKHOLDERS’ EQUITY  – (continued)

The fair value of each option award is estimated on the date of grant utilizing the Black-Scholes-Merton Option Pricing Model. The Company estimated the expected volatility of the Company’s common stock at the grant date using the historical volatility of the Company’s common stock over the most recent period equal to the expected stock option term. The risk-free interest rate assumption was determined using the equivalent U.S. Treasury bonds yield. The Company estimates pre-vesting option forfeitures at the time of grant. The Company has had minimal pre-vesting forfeitures in the past. The Company has never paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. Therefore, the Company assumed an expected dividend yield of zero.

The following table shows our assumptions used to compute the share-based compensation expense for stock options and warrants granted during the years ended December 31, 2011 and 2010:

	2011	2010
Volatility	55.0%	54.3%
Expected option term	4.71 years	3.8 years
Risk-free interest rate	2.1%	2.5%
Expected forfeiture rate	0.0%	0.0%
Expected dividend yield	0.0%	0.0%

Restricted Stock Issued to Employees — Restricted common stock is issued under the 2004 Plan for services to be rendered and may not be sold, transferred or pledged for such period as determined by our Compensation Committee. Restricted stock compensation cost is measured as the stock’s fair value based on the quoted market price at the date of grant. The restricted shares issued reduce the amount available under the employee stock option plans. Compensation cost is recognized only on restricted shares that will ultimately vest. The Company estimates the number of shares that will ultimately vest at each grant date based on historical experience and adjust compensation cost and the carrying amount of unearned compensation based on changes in those estimates over time. Restricted stock compensation cost is recognized ratably over the requisite service period which approximates the vesting period. An employee may not sell or otherwise transfer unvested shares and, in the event that employment is terminated prior to the end of the vesting period, any unvested shares are surrendered to us. We have no obligation to repurchase any restricted stock. As of December 31, 2011, there are 25,000 restricted shares issued to employees that will vest only upon the occurrence of certain events prior to May 3, 2012, which include, among other things a change of control of the Company or other merger or acquisition of the Company, the achievement of certain financial goals. These 25,000 shares, if vested, would result in the recording of stock based compensation expense of approximately $312,000, the grant date fair value, over the period beginning when any of the contingent vesting events is deemed to be probable over the expected requisite service period. As of December 31, 2011, vesting is not considered probable and no compensation expense has been recognized related to the performance grants.

Restricted Stock Issued in Acquisition — In May 2011, the Company issued an aggregate of 82,352 restricted shares of the Company’s common stock, pursuant to the Company’s 2004 Employee Stock Option Plan, as amended, valued at $3.33 per share to the owners of ExtraDev, which the Company acquired. Such restricted stock vests in equal installments annually over four years. The restricted stock granted to the owners of ExtraDev was classified as consideration for the acquisition of ExtraDev at a fair value of approximately $274,000, which upon termination any unvested restricted stock shall immediately vest.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. — STOCKHOLDERS’ EQUITY  – (continued)

The following is a summary of activity of restricted stock during the years ended at December 31, 2011 and 2010:

	Shares	Weighted-average Grant Date Fair Value
Restricted shares outstanding, December 31, 2009	85,000	$7.61
Restricted shares granted	—	—
Restricted shares vested	—	—
Restricted shares forfeited	(40,000)	2.10
Restricted shares outstanding, December 31, 2010	45,000	$12.50
Restricted shares granted	82,352	3.33
Restricted shares vested	—	—
Restricted shares forfeited	(20,000)	12.50
Restricted shares outstanding, December 31, 2011	107,352	$5.46

NOTE 8. — BUSINESS COMBINATIONS

ExtraDev, Inc. — On May 12, 2011, the Company entered into an agreement (“Agreement”) to purchase all the issued and outstanding common stock of ExtraDev pursuant to which the Company purchased 10,000 shares of ExtraDev common stock, par value $.01 per share, from each of ExtraDev’s two owners, representing all of ExtraDev’s issued and outstanding common stock. Subsequent to the acquisition, ExtraDev became a part of the Company’s Digital division.

The Agreement provided that as consideration for the purchase of the ExtraDev common stock, the Company would acquire all of the assets of ExtraDev in exchange for the assumption of all the liabilities of Extradev, employment agreements with the two owners of Extradev, and an aggregate of 94,336 restricted shares of the Company’s common stock valued at $3.33 per share and five-year options to purchase an aggregate of 65,664 shares of the Company’s common stock, at an exercise price of $3.33 per share, were granted to the owners of ExtraDev pursuant to the Company’s 2004 Employee Stock Option Plan, as amended. Such restricted stock and options vest in equal installments annually over four years and are subject to adjustment based upon ExtraDev’s working capital deficit as set forth in its final financial statements, which were provided within 30 days of closing. A subsequent contractual adjustment resulted in a reduction in the aggregate number of restricted shares issued to the two ExtraDev owners to 82,352 and an increase in the aggregate number of options issued to the ExtraDev owners to 77,648. The fair value of the restricted shares was approximately $274,000 and shall vest immediately upon termination. Therefore, restricted shares were recorded as consideration transferred. The options were valued using the Black-Scholes-Merton Option Pricing Model at approximately $121,000. The options granted are based on the length of employment with all unvested options forfeiting upon termination of employment. Therefore they are being recorded as post combination compensation expense and not a component of the purchase price of the acquisition. The fair value of these instruments will be expensed pro-ratably over the 4-year vesting period.

The acquisition was accounted for as a business combination, whereby the Company measured the identifiable assets acquired and liabilities assumed based on the acquisition date fair value. The Company is required to recognize and measure any related goodwill acquired in the business combination or a gain from a bargain purchase. Goodwill totaling approximately $239,000 represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired, which included customer lists of $258,000 and non-compete agreements of $150,000 less the liabilities assumed. The Company recognized a deferred tax liability of approximately $169,000 as a result of the acquisition, due to the temporary differences between the book fair value and the net tax basis relating to the equipment and other intangibles acquired. The goodwill recorded with this transaction has been recorded in the Company’s Digital division and is not deductible for

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. — BUSINESS COMBINATIONS  – (continued)

income taxes. The goodwill is due primarily to expected benefit that combining established cloud based computing capabilities with the Company’s digital security technologies will allow the Company to bring its digital products to market quicker and at more competitive pricing than without the acquisition.

The allocation of the purchase price and the fair values of the assets acquired and their associated useful lives and liabilities were estimated by management as follows:

		Estimated Useful Lives
Fair value of consideration transferred	$274,232
Fair value of assets acquired and liabilities assumed:
Cash	$61,995
Accounts receivable	69,355
Prepaid expenses	10,050
Computer equipment	85,000	3 to 7 years
Other intangible assets	408,000	5 to 10 years
Goodwill	238,678
Fair value of assets acquired	$873,078
Liabilities assumed:
Accounts payable	$68,353
Outstanding credit card balances	90,207
Revolving credit lines	148,952
Accrued liabilities and deferred revenue	122,203
Deferred tax liability	169,131
Fair value of liabilities	$598,846
Total Purchase Price	$274,232

Set forth below is the unaudited pro-forma revenue, operating loss, net loss and loss per share of the Company as if ExtraDev had been acquired by the Company as of January 1, 2010.

	Unaudited For the Year Ended December 31
	2011	2010
Revenue	13,734,161	14,218,606
Net Loss	(3,183,326)	(3,431,304)
Basic and diluted loss per share	(0.16)	(0.19)

In conjunction with the acquisition of ExtraDev completed on May 12, 2011, ExtraDev’s two owners entered into five-year employment agreements (with an option to renew for three years on mutually agreed upon terms) with the Company (the “Employment Agreements”), pursuant to which Michael Roy (former ExtraDev owner) will serve as the President and Timothy Trueblood (former ExtraDev owner) will serve as the Chief Technology Officer of the Company’s newly-formed Digital Division (“Digital”), each at an annual base salary of $100,000. Under the Employment Agreements, each of the former ExtraDev shareholders will be eligible for an annual (i) earn-out bonus based upon Digital’s earnings, before interest, taxes depreciation and amortization for the prior year as described in the Employment Agreements payable within days of the end of the year and (ii) earn-out options to purchase common stock of the Company at an exercise price of $4.50 per share under the Company’s Option Plan that vest if Digital achieves certain annual revenue targets by the end of fiscal year 2016. Both the earn-out bonus and earn-out options will be recorded as post

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. — BUSINESS COMBINATIONS  – (continued)

combination compensation expense, if earned, since both are based on length of employment and forfeit upon termination. The Employment Agreements also provide for health care insurance for each former ExtraDev shareholder and his family. The Company may terminate the Employment Agreements at any time upon 30 days notice, in which event, any vested earn-out options will be exercisable for 90 days and the former ExtraDev shareholders will be entitled to receive an annualized salary of $50,000 and continued health insurance coverage for the remainder of the term of the Employment Agreement.

ExtraDev was a privately owned company founded in 1998 and headquartered in Rochester, NY. ExtraDev provides data center centric solutions to businesses and governments. The acquisition of ExtraDev is expected to enhance the Company’s digital security solutions capabilities, including the ability of the Company to offer its digital security products in a “cloud computing” format. ExtraDev had approximately $837,000 in revenue for the year ended December 31, 2010 and lost $10,000 on a tax basis. The acquisition did not create a significant subsidiary in accordance with the Securities and Exchange Commission Regulation S-X 210.1-2(w). Since the date of the acquisition, ExtraDev has generated approximately $666,000 of revenue and experienced net loss of approximately $34,000.

Premier Packaging Corp. — On February 12, 2010, the Company acquired all of the outstanding common stock of Premier Packaging from Robert B. and Joan T. Bzdick for $2,000,000 in cash and 735,437 shares of the Company's common stock with a value of $2,566,675 at February 12, 2010. In addition, the purchase price was subject to increase if the capital gains tax rate that was in effect as of February 12, 2010 is retroactively increased by legislation or otherwise whereas the seller’s tax on its gain increases, which did not occur. In addition, the seller had registration rights for its shares to which the Company was subject to registration penalties of up to $5,000 per month after 120 days, which the sellers waived.

The acquisition has been accounted for as a business combination, whereby the Company measured the identifiable assets acquired and liabilities assumed based on the acquisition date fair value. The Company incurred approximately $30,000 of acquisition related legal and professional fees that were expensed in the period in which they were incurred. The Company is required to recognize and measure any related goodwill acquired in the business combination or a gain from a bargain purchase. Management determined that the fair value of the assets acquired and liabilities assumed was less than the purchase price resulting in the recording of goodwill. Goodwill totaling approximately $1,768,000 represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired, which included $861,000 for customer relationships and $511,000 for non-compete agreement, and is due primarily to expected increased market penetration from future products in the secure packaging market and synergies expected from combining packaging capabilities of Premier Packaging with the printing capabilities of the Company’s Printing division. Subsequent to the acquisition, Premier became part of the Company’s DSS Packaging division. The Company recognized a deferred tax liability of approximately $1,141,000 along with additional goodwill as a result of the acquisition, due to the temporary differences between the book fair value and the net tax basis relating to the equipment and other intangibles acquired. The goodwill recorded with the transaction is not deductible for income taxes.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. — BUSINESS COMBINATIONS  – (continued)

The Company engaged a valuation expert, The Financial Valuation Group, to assist management in determining the fair value of the assets acquired. The allocation of the purchase price and the estimated useful lives associated with the acquired assets and liabilities is as follows:

		Estimated Useful Lives
Fair value of the consideration transferred	$4,566,675
Fair value of assets acquired and liabilities assumed:
Cash	$5,290
Accounts receivable	1,284,227
Inventories	504,162
Machinery and equipment	1,557,500	3 to 7 years
Other intangible assets	1,372,000	5 to 10 years
Goodwill	1,768,400
Total Assets	$6,491,579
Liabilities assumed:
Accounts payable	$448,128
Revolving credit lines	277,645
Deferred tax liability	1,141,040
Accrued Liabilities	58,091
Total Liabilities	$1,924,904
Total prelimary purchase price	$4,566,675

Set forth below is the unaudited proforma revenue, operating loss, net loss and loss per share of the Company as if Premier Packaging had been acquired by the Company as of January 1, 2010. Premier results for the year ended December 31, 2011 are included in the accompanying Consolidated Statement of Operations and Comprehensive Loss.

Unaudited Year Ended December 31, 2010
Revenue	14,265,949
Operating Loss	(3,961,963)
Net Loss	(3,530,487)
Basic and diluted loss per share	(0.20)

Subsequent to the acquisition, Premier Packaging had sales of $5,753,000 and profit of $54,000 during the year ended December 31, 2010.

NOTE 9. — OTHER INCOME

The Company received $143,000 during 2010 for New York State Qualified Emerging Technology Company (“QETC”) refundable tax credits. The Company did not receive any QETC refundable tax credits during 2011.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. — INCOME TAXES

Following is a summary of the components giving rise to the income tax provision (benefit) for the years ended December 31:

The provision (benefit) for income taxes consists of the following:

	2011	2010
Currently payable:
Federal	$—	$—
State	—	—
Total currently payable	—	—
Deferred:
Federal	(1,138,075)	(1,150,430)
State	(272,176)	(274,396)
Total deferred	(1,410,251)	(1,424,826)
Less increase in allowance	1,260,068	302,735
Net deferred	(150,183)	(1,122,091)
Total income tax provision (benefit)	$(150,183)	$(1,122,091)

Individual components of deferred taxes are as follows:

	2011	2010
Deferred tax assets:
Net operating loss carry forwards	$13,131,941	$11,909,891
Equity issued for services	576,761	801,204
Other	144,172	138,291
Total	13,852,874	12,849,386
Less valuation allowance	(12,804,923)	(11,903,718)
Gross deferred tax assets	1,047,951	945,668
Deferred tax liabilities:
Goodwill and other intangibles	245,898	87,452
Depreciation and amortization	910,780	947,995
Gross deferred tax liabilities	1,156,678	1,035,447
Net deferred tax liabilities	$(108,727)	$(89,779)

During 2010, the Company acquired the stock of Premier Packaging. As part of the business combination, various intangible assets and equipment with fair market values of $1,372,000 and $1,557,500, respectively, were recorded along with a deferred tax liability of approximately $1,141,000. As a result of the business combination, the Company determined that its valuation allowance could be reduced by this amount. In accordance with ASC 805 the Company recognized the related deferred tax benefit in the tax provision and not as a component of acquisition accounting.

During 2011, the Company acquired the stock of ExtraDev Inc. As part of the business combination, various intangible assets and equipment with fair market values of $408,000 and $85,000, respectively, were recorded along with a deferred tax liability of approximately $169,000. As a result of the business combination, the Company determined that its valuation allowance could be reduced by this amount. In accordance with ASC 805 the Company recognized the related deferred tax benefit in the tax provision and not as a component of acquisition accounting.

The Company has approximately $35,247,000 in net operating loss carryforwards (“NOLs”) available to reduce future taxable income, of which approximately $1,412,000 is subject to change of control limitations

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. — INCOME TAXES  – (continued)

that generally restricts the utilization of the NOL per year and $909,000 of the NOL will be allocated to contributed capital when subsequently realized. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOLs before they expire, the Company has recorded a valuation allowance accordingly.

The excess tax benefits associated with stock option exercises are recorded directly to stockholders’ equity only when realized. As a result, the excess tax benefits available in net operating loss carryforwards but not reflected in deferred tax assets was approximately $1,019,000. These carryforwards expire at various dates from 2022 through 2031. In addition, a portion of the valuation allowance amounting to approximately $318,000 will be recorded as a reduction to additional paid in capital in the event it is determined that a valuation allowance is no longer considered necessary. Stock options granted by the Company in prior years as compensation for services were forfeited in 2011, this resulted in the reversal of $380,000 of deferred tax assets and a corresponding reduction of the valuation allowance.

The differences between the United States statutory federal income tax rate and the effective income tax rate in the accompanying consolidated statements of operations are as follows:

	2011	2010
Statutory United States federal rate	34%	34%
State income taxes net of federal benefit	4.6	4.0
Permanent differences	2.9	(6.5)
Other	(0.1)	—
Change in valuation reserves	(36.9)	(7.1)
Effective tax rate	4.5%	24.4%

At December 31, 2011 and 2010, the total unrecognized tax benefits of $446,000 have been netted against the related deferred tax assets.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2011 and 2010 the Company recognized no interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The tax years 2008 – 2011 generally remain open to examination by major taxing jurisdictions to which the Company is subject.

NOTE 11. — DEFINED CONTRIBUTION PENSION PLAN

The Company maintains qualified Employee savings plans (the “401(k) Plans”) which qualify as deferred salary arrangements under Section 401(k) of the Internal Revenue Code which covers its employees at its Document Security Systems, P3, Secuprint and Premier Packaging subsidiaries. Employees generally become eligible to participate in the Plan immediately following the employee’s hire date. Employees may contribute up to 20% of their pay to the Plan, subject to the limitations of the Internal Revenue Code. Commencing July 1, 2011, the Company matched up to 1% of the employee’s salary. The matching contribution for 2011 was approximately $25,000 ($25,000 - 2010).

NOTE 12. — COMMITMENTS AND CONTINGENCIES

Facilities — The Company leases a total of approximately 45,000 square feet of office space and data center for its administrative offices and its printing, plastics and digital facilities at monthly rentals aggregating approximately $49,000. The leases expire at various dates through July 2014, although renewal options exist to extend lease agreements for up to an additional 60 months. On August 30, 2011, the Company’s wholly owned subsidiary Premier entered into a Purchase and Sale Agreement to purchase the Company’s packaging

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. — COMMITMENTS AND CONTINGENCIES  – (continued)

plant at 6 Framark Drive, Victor, NY, from Bzdick Properties, a Company owned by the Company’s COO Bob Bzdick, a related party (See Note 6). Premier was leasing the Real Estate from Bzdick Properties under a lease which was set to expire in January 2020 at a rental rate of $13,333 per month. The Real Estate transaction resulted from the exercise of a purchase option under the existing lease, and the lease was terminated on August 30, 2011.

Equipment Leases — The Company leases office equipment, digital and offset presses, laminating and finishing equipment for its various printing operations. The leases may be capital leases or operating leases and are generally for a term of 36 to 60 months. The leases expire at various dates through July 2016.

The following table summarizes the Company’s lease commitments. Included in payments made for facilities operating leases during the year ended December 31, 2011 are related party payments made to Mr. Bob Bzdick for our Packaging division facility of approximately $107,000.

		Operating Leases
	Capital Leases	Equipment	Facilities	Total
Payments made in 2011	$107,052	$625,218	599,806	$1,225,024
Future minimum lease commitments:
2012	101,803	411,454	417,215	828,669
2013	6,282	295,088	416,366	711,454
2014	—	245,100	179,398	424,498
2015	—	228,300	—	228,300
2016	—	54,450	—	54,450
Total future minimum lease commitments	$108,085	$1,234,392	$1,012,979	$2,247,371
Less amount representing interest	(8,780)
Present value of future minimum lease commitments	99,305
Less current portion	(88,172)
Long term portion	$11,133

Employment Agreements — The Company has employment agreements with four members of its management team with terms ranging from one to 10 years through February 2020. The agreements provide for severance payments in the event of termination for certain causes. As of December 31, 2011, the minimum annual severance payments under these employment agreements are, in aggregate, approximately $1,660,000.

Related Party Consulting Payments — During the year ended December 31, 2011, the Company paid approximately $40,000 in consulting fees to a member of its board. The consulting agreement was terminated on December 30, 2011.

Contingent Litigation Payment — In May 2005, the Company made an agreement with its legal counsel in charge of the Company’s litigation with the European Central Bank which capped the fees for all matters associated with that litigation at $500,000 plus expenses, and a $150,000 contingent payment upon a successful ruling or settlement on the Company’s behalf in that litigation. The Company will record the $150,000 in the period in which the Company has determined that a successful ruling or settlement is probable.

In addition, pursuant to an agreement made in December 2004, the Company is required to share the economic benefit derived from settlements, licenses or subsequent business arrangements that the Company obtains from any infringer of patents formerly owned by the Wicker Family. For infringement matters involving certain U.S. patents, the Company will be required to disburse 30% of the settlement proceeds. For

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. — COMMITMENTS AND CONTINGENCIES  – (continued)

infringement matters involving certain foreign patents, the Company will be required to disburse 14% of the settlement proceeds. These payments do not apply to licenses or royalties to patents that the Company has developed or obtained from persons other than the Wicker Family. As of December 31, 2011, there have been no settlement amounts related to these agreements.

In addition, in conjunction with the Company’s litigation against Coupons.com, the Company’s counsel in the case has agreed to represent the Company on a contingency fee basis, except for approximately $40,000 of legal fees incurred prior to the filing of the case for preliminary research and investigation of the merits of the case. Under the contingency fee arrangement, the Company has agreed to pay its counsel 33 1/3% of all sums paid to the Company, whether obtained by settlement, arbitration award, court proceedings or otherwise, pursuant to the case. The fees described above do not include out-of-pocket charges and disbursements which will be the responsibility of the Company.

Legal Proceedings — On August 1, 2005, the Company commenced a suit in the European Court of First Instance in Luxembourg against the ECB alleging patent infringement by the ECB and claimed unspecified damages (the “ECB Litigation”). The Company brought the suit in the European Court of First Instance in Luxembourg. The Company alleged that all Euro banknotes in circulation infringe the Company European Patent 0 455 750B1 which covers a method of incorporating an anti-counterfeiting feature into banknotes or similar security documents to protect against forgeries by digital scanning and copying devices. In 2006, the Company received notices that the ECB had filed separate claims in each of the United Kingdom, The Netherlands, Belgium, Italy, France, Spain, Germany, Austria and Luxembourg courts seeking the invalidation of the Patent. Proceedings were commenced before each of the national courts seeking revocation and declarations of invalidity of the Patent. On August 20, 2008, the Company entered into an agreement with Trebuchet Capital Partners, LLC (“Trebuchet”) under which Trebuchet agreed to pay substantially all of the litigation costs associated with validity proceedings in eight European countries relating to the Patent. The Company provided Trebuchet with the sole and exclusive right to manage infringement litigation relating to the Patent in Europe, including the right to initiate litigation in the name of the Company, Trebuchet or both and to choose whom and where to sue, subject to certain limitations set forth in the Trebuchet Agreement. In consideration for Trebuchet's funding obligations, the Company assigned and transferred a 49% interest in the Company's rights, title and interest in the Patent to Trebuchet which allows Trebuchet to have a separate and distinct interest in and share of the Patent, along with the right to sue and recover in litigation, settlement or otherwise and to collect royalties or other payments under or on account of the Patent. In addition, the Company and Trebuchet agreed to equally share all proceeds generated from litigation relating to the Patent, including judgments and licenses or other arrangements entered into in settlement of any such litigation. On July 7, 2011, Trebuchet and the Company entered into a series of agreements wherein Trebuchet effectively ended its ongoing participation in the ECB litigation, except for continuing involvement in the final settlement of fees that may become payable as a result of the infringement case in the Netherlands described below. The original agreement with Trebuchet will remain in effect until Trebuchet makes any and all final payments that may become due in the Netherland infringement case.

On March 26, 2007, the High Court of Justice, Chancery Division, Patents Court in London, England ruled that the Patent was deemed invalid in the United Kingdom, and on March 19, 2008 this decision was upheld on appeal. As a result of these decisions, the Company paid the ECB costs for both court cases in the amount of £356,490. On March 27, 2007 the Bundespatentgericht of the Federal Republic of Germany ruled that the German part of the Patent was valid, having considered the English Court’s decision. However, on July 6, 2010, the Company was notified that the German Court had reversed the ruling on appeal and the Patent was deemed invalid in Germany. The Court of First Instance in Luxembourg ruled on September 5, 2007 that it does not have jurisdiction to rule on the patent infringement claim. On January 9, 2008 the French Court held that the Patent was invalid in France and on March 10, 2010, this decision was upheld on appeal. On March 12, 2008 the Dutch Court ruled that the Patent was valid in the Netherlands. However, on December 21, 2010 the Dutch Court reversed the ruling on appeal and the Patent was deemed invalid in the

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. — COMMITMENTS AND CONTINGENCIES  – (continued)

Netherlands. On November 3, 2009, the Belgium Court held that the Patent was invalid in Belgium. On November 17, 2009, the Austrian Court held that the Patent was invalid in Austria. On March 24, 2010 the Spanish Court ruled that the Patent was valid. The decision is being appealed by the ECB. In July 2010, the Company was notified that the Italian Court deemed the patent invalid. The decision was not appealed.

In certain jurisdictions in the ECB Litigation, the losing party is responsible for the other party’s legal fees, subject to court approval. The Company paid a total of £356,490 to the ECB for the United Kingdom case. Trebuchet paid for the costs reimbursements due, if any, for all of the other jurisdictions involved, except for approximately €156,000 for the Germany case, of which approximately €132,000 ($170,000 at December 31, 2011) is due as of December 31, 2011, and approximately €175,000 ($226,000 at December 31, 2011) for the Netherlands case, for which Trebuchet transferred funds to the Company for disbursement of these amounts in July 2011, which the Company has recorded as accrued liabilities at December 31, 2011. In addition, the ECB formally requested the Company to pay attorneys and court fees for the Court of First Instance case in Luxembourg in the amount of €93,752 ($121,000 at December 31, 2011) which, unless the amount is settled will be subject to an assessment procedure that has not been initiated. The Company will accrue the assessed amount, if any, as soon as it is reasonably estimable.

On February 18, 2010, Trebuchet, on behalf of the Company, filed an infringement suit in the Netherlands against the ECB and two security printing entities with manufacturing operations in the Netherlands, Joh. Enschede Banknotes B.V and Koninklijke Joh. Enschede B.V. Upon determination on December 21, 2010, that the patent was invalid in the Netherlands, the infringement case was terminated by Trebuchet. Trebuchet is responsible for costs reimbursement associated with the case, if any, when determined by the Dutch Court.

On October 24, 2011 the Company initiated a law suit against Coupons.com Incorporated (“Coupons.com”). The suit was filed in the United States District Court, Western District of New York, located in Rochester, New York. Coupons.com is a Delaware corporation having its principal place of business located in Mountain View, California. In the Coupons.com suit, the Company alleges breach of contract, misappropriation of trade secrets, unfair competition and unjust enrichment, and is seeking in excess of $10 million in money damages from Coupons.com for those claims.

In addition to the foregoing, we are subject to other legal proceedings that have arisen in the ordinary course of business and have not been finally adjudicated. Although there can be no assurance in this regard, in the opinion of management, none of the legal proceedings to which we are a party, whether discussed herein or otherwise, will have a material adverse effect on our results of operations, cash flows or our financial condition.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. — SUPPLEMENTAL CASH FLOW INFORMATION

	2011	2010
Cash paid for interest	$352,000	$302,000
Non-cash investing and financing activities:
Beneficial conversion features of convertible debt	88,000	—
Retirement of derivative liability instruments	3,506,000	—
Refinance of related party revolving line of credit and accrued interest	650,000	—
Building and land acquired with debt	1,350,000	—
Equity issued for acquisition	274,000	2,567,000
Conversion of debt to equity	—	800,000
Equity issued for severance agreements	—	74,000
Non-monetary dividend	—	229,000
Equity issued for prepaid services	—	115,000
Accrued placement agent fees	—	240,000
Issuance of derivative liability instruments	—	3,867,000
Interest rate swap loss	85,000	26,000

NOTE 14. — SEGMENT INFORMATION

The Company's businesses are organized, managed and internally reported as four operating segments. In the second quarter of 2011, the Company acquired ExtraDev for its Digital division and the Company launched a new corporate identity and logo, along with a new website that grouped the Company under four distinct divisions. In conjunction with this, the Company determined that an expansion of its segment reporting to align with the new internal structure was appropriate. Prior year amounts have been restated to conform to current presentation. A summary of the four reportable segments follows:

DSS Printing	Licenses security printing technologies and manufactures and sells secure documents such as vital records, transcripts, safety paper, secure coupons, voter ballots, event tickets, among others. In addition, sells general commercial printing services utilizing digital and offset printing capabilities.
DSS Plastics	Manufactures and sells secure and non-secure plastic printed products such as ID cards, event badges and passes, and loyalty and gift cards, among others. Plastic cards include RFID chips, magnetic strips with variable data, high quality graphics with overt and covert security features.
DSS Packaging	Manufactures and sells secure and non-secure custom paperboard packaging serving clients in the pharmaceutical, beverage, photo packaging, toy, specialty foods and direct marketing industries, among others.
DSS Digital	Develops, installs, hosts and services IT services including remote server and application hosting, cloud computing, secure document systems, back-up and disaster recovery services and customer program development services.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. — SEGMENT INFORMATION  – (continued)

Approximate information concerning the Company’s operations by reportable segment for years ended December 31, 2011 and 2010 is as follows. The Company relies on intersegment cooperation and management does not represent that these segments, if operated independently, would report the results contained herein:

Year ended December 31, 2011	DSS Printing	DSS Plastics	DSS Packaging	DSS Digital	Corporate	Total
Revenues from external customers	$4,009,000	2,769,000	5,940,000	666,000	—	$13,384,000
Interest Expense	8,000	17,000	116,000	13,000	105,000	259,000
Stock based compensation	—	—	—	—	399,000	399,000
Change in fair value of derivative liability	—	—	—	—	361,000	361,000
Depreciation and amortization	141,000	226,000	360,000	23,000	17,000	767,000
Net (loss) profit	(1,636,000)	(126,000)	92,000	(34,000)	(1,518,000)	(3,222,000)
Capital Expenditures	15,000	307,000	1,552,000	—	72,000	1,946,000
Identifiable assets	1,459,000	2,106,000	7,381,000	872,000	1,004,000	12,822,000
Revenues from transactions with other operating segments of the Company	769,000	—	—	—	—	769,000
Income tax (benefit)	—	—	—	—	(150,000)	(150,000)

Year ended December 31, 2010	DSS Printing	DSS Plastics	DSS Packaging	DSS Digital	Corporate	Total
Revenues from external customers	$5,338,000	2,291,000	$5,753,000	$—	$—	$13,382,000
Interest Expense and amortization of note discount	34,000	—	78,000	—	598,000	710,000
Stock based compensation	—	—	—	—	115,000	115,000
Impairment of patent acquisition costs and other intangible assets	377,000	—	—	—	—	377,000
Depreciation and amortization	656,000	299,000	299,000	—	7,000	1,261,000
Net (loss) profit	(2,150,000)	(483,000)	54,000	—	(884,000)	(3,463,000)
Capital Expenditures	53,000	6,000	1,629,000	—	270,000	1,958,000
Identifiable assets	2,401,000	1,956,000	6,465,000	—	4,126,000	14,948,000
Revenues from transactions with other operating segments of the Company	326,000	—	110,000	—	—	436,000
Other income, net	—	—	—	—	143,000	143,000
Loss on equity investment	—	—	—	—	(121,000)	(121,000)
Income tax (benefit)	—	—	—	—	(1,122,000)	(1,122,000)
Stock based compensation	224,000	—	18,000	—	181,000	423,000

International revenue, which consists of sales to customers with operations in Canada, Western Europe, Latin America, Africa, Middle East and Asia comprised 3% of total revenue for 2011, (2% - 2010). Revenue is allocated to individual countries by customer based on where the product is shipped to, location of services performed or the location of equipment that is under an annual maintenance agreement. The Company had no long-lived assets in any country other than the United States for any period presented.

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. — SEGMENT INFORMATION  – (continued)

Major Customers — During 2011 one customer accounted for 19% of the Company’s consolidated revenue. As of December 31, 2011, this customer accounted for 18% of the Company’s trade accounts receivable balance. During 2010 two customers accounted for 25% and 10% of the Company’s total revenue from continuing operations, respectively. As of December 31, 2010, these customers accounted for 37% and 7% of the Company’s trade accounts receivable balance, respectively. The risk with respect to trade receivables is mitigated by credit evaluations we perform on our customers, the short duration of our payment terms for the significant majority of our customer contracts and by the diversification of our customer base.

NOTE 15. — SUBSEQUENT EVENTS

On February 13, 2012, the Company completed the sale of $3,000,000 of investment units (the “Units”) in a private placement (the “Offering”) pursuant to subscription agreements (each a “Subscription Agreement”, and collectively, the “Subscription Agreements”) with three accredited investors (the “Investors”). A total of 30 Units were sold, at a price of $100,000 per Unit. Each Unit consists of (i) 32,258 shares of the Company’s common stock, par value $.02 per share (the “Common Stock”), and (ii) a five-year warrant to purchase up to 16,129 shares of Common Stock at an exercise price of $3.10 per share (each individually a “Warrant”, and collectively, the “Warrants”). The Warrants (and Placement Agent Warrants described below) contain a provision for cashless exercise in the event that a registration statement is not effective for the resale by the holder of all of the Warrant Stock issuable upon exercise of the Warrant. The Offering resulted in aggregate cash proceeds to the Company of $3,000,000. A total of 967,740 shares of Common Stock were sold, and Warrants to purchase up to an additional 483,870 shares of Common Stock (the “Warrant Stock”) were issued to the Investors in the Offering.

The Company entered into a Registration Rights Agreement with the Investors whereby the Company has agreed to file a registration statement (the “Registration”) with the Securities and Exchange Commission (the “SEC”) within 30 days of closing for the Common Stock sold in the Offering and the Warrant Stock underlying the Warrants. The Company has 60 days (or 90 days if the Registration is subject to a full review by the SEC) from closing to have the Registration declared effective by the SEC. If the Company fails to file the Registration in a timely manner, have the Registration declared effective in a timely manner, or maintain its effectiveness, the Company will be required to pay to each holder an amount in cash equal to 1% of the aggregate purchase price of such holder on the date of each such failure and each 30 days thereafter until cured with interest thereon at the rate of 1% per month except no such payments will be due with respect to any period during which all of such holder’s registrable securities may be sold under Rule 144.

In connection with the Offering, the Company paid a placement agent fee of $210,000 to Palladium Capital Advisors, LLC (the “Placement Agent”), and issued a five-year warrant to the Placement Agent (the “Placement Agent Warrant”) to purchase up to an aggregate of 58,064 shares of Common Stock at an exercise price of $3.10 per share pursuant to a one-year placement agent agreement (the “Placement Agreement”) with the Placement Agent.

On February 20, 2012, the Company and ipCapital Group, Inc. (“ipCapital”) entered into an engagement letter (the “ipCapital Engagement Letter”) for the provision of certain IP strategic consulting services by ipCapital for the 2012 calendar year (the “Services”). Fees will range from $240,000 to $365,000 for services provided in 2012. In addition the Company issued ipCapital a five-year warrant (the “Warrant”) to purchase up to 100,000 shares of the Company’s common stock at an exercise price of $4.62 per share (the “Warrant Stock”). The Warrant vests and becomes exercisable to the extent of 33 1/3 percent of the Warrant Stock upon each of the first, second and third anniversary dates, respectively, of the Issuance Date. In addition, on February 20, 2012, the Company entered into a second consulting arrangement with ipCapital (the “ipCapital Consulting Agreement”) for which ipCapital will provide strategic advice to the Company’s senior management team on the development of the Company’s Digital Group infrastructure and cloud computing business strategy. The ipCapital Consulting Agreement has a three year term. As ipCapital’s sole source of compensation under the ipCapital Consulting Agreement, the Company issued ipCapital a five-year warrant

 DOCUMENT SECURITY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. — SUBSEQUENT EVENTS  – (continued)

(the “Consulting Warrant”) to purchase up to 200,000 shares of the Company’s common stock at an exercise price of $4.50 per share (the “Consulting Warrant Stock”). The Consulting Warrant vests and becomes exercisable to the extent of 33 1/3 percent of the Consulting Warrant Stock upon each of the first, second and third anniversary dates, respectively, of the Consulting Warrant Issuance Date.

Also, on February 20, 2012, the Company entered into consulting arrangement with Century Media Group for the provision of investor relations services. As compensation Century Media will receive a fee of $10,000 per month for the one year term, plus the Company issued Century Media a 14-month warrant (the “Century Media Warrant”) to purchase up to 250,000 shares of the Company’s common stock at exercise prices of $4.50, $4.75, $5.00, $5.25 and $6.00 for each 50,000 shares subject to the Century Media Warrant. The Century Media Warrant vested in full on the date of issuance. The Company calculated the fair value of the warrant at approximately $241,000, using the Black Scholes-Merton option pricing model, in the first quarter of 2012. Expense for consulting services will be recorded over the 14-month service term.

On February 20, 2012, the Company’s Board of Directors unanimously appointed John Cronin as a director of the Company, to fill a vacancy on the Board created pursuant to amended by-laws of the Company adopted on January 16, 2012 whereby the number of Board seats was increased from seven members to eight members. The appointment was effective on February 21, 2012, and Mr. Cronin will serve as a director of the Company until the next annual meeting of shareholders. Mr. Cronin is Chairman, Managing Director and a 42% owner of ipCapital which, on February 20, 2012, entered into the ipCapital Engagement Letter and the ipCapital Consulting Agreement with the Company, as described above.

On February 29, 2012, the Company entered into a Purchase, Amendment and Escrow Agreement (the “Purchase Agreement”) with Barry Honig (“Honig”), Neil Neuman (“Neuman”) and Grushko & Mittman, P.C. The Purchase Agreement provides, among other things, for the sale of a commercial term note, dated June 29, 2011, among the Company, Plastic Printing Professionals, Inc., a wholly owned subsidiary of the Company, and Neuman, as lender, in the original principal amount of $650,000 (the “Note”) (See Note 6) to Honig for a purchase price of $578,396. In connection with the sale and transfer of the Note to Honig, the Company agreed to amend certain terms of the Note pursuant to an allonge entered into on February 29, 2012 (the “Allonge”). Under the Purchase Agreement any security interest in the Note terminated at the closing of the purchase of the Note; accordingly, Honig does not possess a security interest in any assets of the Company as a result of his purchase of the Note. Pursuant to the Allonge, the maturity date of the Note was extended to July 1, 2013. Honig has the right to convert the principal and any interest due under the Note into shares of the Company’s common stock at a conversion price of $3.30 per share, subject to adjustment upon certain corporate events as set forth in the Allonge. In conjunction with this conversion option, the Company recorded a beneficial conversion feature of $216,000 which the Company will expense over the term of the Note.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012 AND JUNE 30, 2012 (Unaudited) AND
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012 (Unaudited),
FOR THE PERIOD FROM MAY 10, 2012 (INCEPTION) THROUGH JUNE 30, 2012 AND
FOR THE PERIOD FROM MAY 10, 2012 (INCEPTION) THROUGH SEPTEMBER 30, 2012 (Unaudited)

Page
Condensed Consolidated Balance Sheets as of September 30, 2012 (unaudited) and June 30, 2012	F-57
Condensed Consolidated Statements of Operations for the three months ended September 30, 2012 (unaudited), for the period from May 10, 2012 (inception) to June 30, 2012 and for the period from May 10, 2012 (inception) to September, 30, 2012 (unaudited)	F-58
Condensed Consolidated Statement of Changes in Stockholders’ Equity for the period from May 10, 2012 (inception) to June 30, 2012 and for the three months ended September 30, 2012 (unaudited)	F-59
Condensed Consolidated Statements of Cash Flows for the three months ended September 30, 2012 (unaudited), for the period from May 10, 2012 (inception) to June 30, 2012 and for the period from May 10, 2012 (inception) to September, 30, 2012 (unaudited)	F-60
Notes to Consolidated Financial Statements	F-61 – F-71

AS OF JUNE 30, 2012 AND
FOR THE PERIOD FROM MAY 10, 2012 (INCEPTION)
THROUGH JUNE 30, 2012

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONDENSED CONSOLIDATED BALANCE SHEETS
($ IN THOUSANDS)

	September 30, 2012 (unaudited)	June 30, 2012
ASSETS
Current Assets:
Cash	$12,261	$3,627
Intangible assets, net of accumulated amortization of $98 and 0, respectively	2,077	45
Total assets	$14,338	$3,672
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$389	$218
Senior notes payable – related parties, net of deferred debt discount of $989 and $1,164, respectively	2,449	2,461
Warrant liability	—	252
Total liabilities	2,838	2,931
Stockholders' Equity
Preferred stock – 29,000,000 shares authorized; par value $0.00001 per share.
Series A preferred stock – 27,225,000 shares authorized; par value $0.00001 per share; 17,913,727 and 0 shares issued and outstanding, respectively.	2	—
Common stock – 100,000,000 shares authorized; par value $0.00001 per share; 13,864,825 and 16,571,529 shares issued and outstanding, respectively.	1	2
Additional paid-in capital	18,428	951
Deficit accumulated during the development stage	(6,931)	(212)
Total stockholders' equity	11,500	741
Total liabilities and stockholders' equity	$14,338	$3,672

The accompanying notes are an integral part of the condensed consolidated financial statements.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
($ IN THOUSANDS)

	Three months ended September 30, 2012 (unaudited)	Period from May 10, 2012 (inception) through June 30, 2012	Period from May 10, 2012 (inception) through September 30, 2012 (unaudited)
Operating expenses:
Officers' compensation	375	8	383
Legal and professional fees	345	165	510
General and administrative	146	—	146
Amortization	98	—	98
Loss from operations	964	173	1,137
Other expenses:
Interest	435	30	465
Change in fair value of warrant liability	5,320	9	5,329
Total other expenses	5,755	39	5,794
Net loss	$(6,719)	$(212)	$(6,931)

The accompanying notes are an integral part of the condensed consolidated financial statements.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
($ IN THOUSANDS)

	Series A Preferred		Common			Additional paid-in capital	Deficit accumulated during development stage	Total stockholders equity
	Share	Amount	Shares		Amount
Balance – May 10, 2012 (inception)	—	$—	—		$—	$—	$—	$—
Issuance of shares of common stock for cash on May 16, 2012 at $0.00001	—	—	100		—	—	—	—
Issuance of shares of common stock in connection with May 10,2012, senior note offering – closed on June 12, 2012 at a commitment date fair value of $0.057	—	—	16,571,429		2	951	—	953
Net loss							(212)	(212)
Balance – June 30, 2012	—	—	16,571,529		2	951	(212)	741
Exchange of 13,925,154 shares of common stock into series A preferred stock	13,799,440	1	(13,799,440	)(1)				—
Issuance of shares of common stock in connection with May 10, 2012, senior notes offering – closed on July 26, 2012 at a commitment date fair value of $0.057	—	—	3,428,571		—	195		195
Exercise of warrants for preferred and common stock on August 9, 2012	4,114,287	1	3,387,713		—	5,624		5,625
Reclassification of warrant liability upon exercise of warrants						5,625		5,625
Issuance of shares of common stock for cash on August 16, 2012 at $1.50 per share, net of issuance cost of $381	—	—	3,651,316		—	5,096		5,096
Conversion of senior notes into shares of common stock	—	—	625,136		—	937		937
Net loss							(6,719)	(6,719)
Balance – September 30, 2012 (unaudited)	17,913,727	$2	13,864,825		$1	$18,428	$(6,931)	$11,500

The accompanying notes are an integral part of the condensed consolidated financial statements.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
($ IN THOUSANDS)

	Three months ended September 30, 2012 (unaudited)	Period from May 10, 2012 (inception) through June 30, 2012	Period from May 10, 2012 (inception) through September 30, 2012 (unaudited)
Net loss	$(6,719)	$(212)	$(6,931)
Adjustment to reconcile net loss to net cash used in operating activities
Amortization – intangibles	98	—	98
Accretion of note discount	423	30	453
Change in fair value of warrant liability	5,320	9	5,329
Changes in operating assets and liabilities Increase in accounts payable and accrued expenses	216	173	389
Net cash used in operating activities	(662)	—	(662)
Cash flow used in investing activities
Acquisition of intangible assets	(2,175)	—	(2,175)
Cash flow from financing activities
Proceeds from issuance of senior notes and common shares to related parties on July 26, 2012 and on June 2012 private placement	750	3,627	4,377
Proceeds from exercise of warrants	5,625	—	5,625
Net proceeds from issuance of shares of common stock	5,096	—	5,096
Cash flow provided from financing activities	11,471	3,627	15,098
Net increase in cash	8,634	3,627	12,261
Cash at the beginning of the period	3,627	—	—
Cash at the end of the period	$12,261	$3,627	$12,261
Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$—	$—	$—
Cash paid for interest	$—	$—	$—
Non-Cash investing and financing activities:
Liability – Patents	$—	$45	$—
Conversion of senior notes into shares of common stock	$937	$—	$937
Reclassification of warrant liability upon exercise of warrants	$305	$—	$305

The accompanying notes are an integral part of the condensed consolidated financial statements.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Organization & Business Activities

Lexington Technology Group, Inc. (“LTG” or the “Parent”), was incorporated as a Delaware corporation on May 10, 2012 under the name Snip Inc. On September 10, 2012, Snip Inc. changed its name to Lexington Technology Group, Inc. LTG is a holding company that owns 100% of the membership interests of Bascom Research, LLC (“Bascom”). Bascom was incorporated in Virginia on June 6, 2012 under the name of Bascom Linking Intellectual Property, LLC, for the purpose of acquiring and/or developing patented technologies and intellectual property. On August 29, 2012, Bascom Linking Intellectual Property, LLC changed its name to Bascom Research, LLC. LTG and its wholly-owned subsidiary Bascom are herein collectively referred to as the “Company”.

On October 1, 2012, the Company and Hudson Bay Master Fund Ltd. (as representative of Lexington’s stockholders solely for certain purposes) entered into an Agreement and Plan of Merger with Document Security Systems, Inc. Under the planned merger, LTG will execute a “reverse merger” with Document Security Systems and its wholly-owned subsidiary, DSSIP. Lexington will survive the merger as a wholly-owned subsidiary of DSS, a publically traded company, while LTG shareholders will receive DSS equity consideration. The merger has been approved both by the board of directors of DSS and the board of directors of Lexington. The completion of the proposed merger is subject to a number of conditions, including but not necessarily limited to, the approval of the public company’s stockholders. There is no assurance that the proposed merger will actually be consummated.

NOTE 2 — LIQUIDITY, MANAGEMENT’S BUSINESS PLANS AND GOING CONCERN

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company, as a development stage enterprise, has not commenced its planned operations. The business will require significant amounts of capital to sustain operations and make the investments it needs to execute its longer term business plan. The Company has cash of $12.2 million and net working capital of $9.4 million at September 30, 2012. The Company’s cash and working capital amounts were derived from the proceeds of an initial financing transaction in which raised aggregate proceeds of $4.3 million (Note 4) through the issuance of senior notes, common stock and common stock purchase warrants to founding stockholders, proceeds of $5.6 million from the exercise of warrants by the investors and net proceeds of $5.1 million from the private place of shares of Company’s common stock. The Company’s net loss for the three months ended September 30, 2012, for the period of May 10, 2012 (inception) through June 30, 2012 and for the period of May 10, 2012 (inception) through September 30, 2012 was $6.7 million, $0.2 and $6.9 million, respectively and deficit accumulated by the Company from inception amounted to $6.9 million. During the three month period ended September 30, 2012, the Company used $2.1 million of its available funds to purchase certain patents.

Management believes that the Company has sufficient liquidity to sustain operation through next twelve months; however, there is significant uncertainty as to whether the Company will be successful in its efforts to commence its planned operations or that the commencement of planned operations, should that occur, will enable the Company to achieve its business objective of becoming a profitable enterprise. Management also cannot provide any assurance that unforeseen circumstances that could occur at anytime within the next twelve months or thereafter will not increase the need for the Company to raise capital on an immediate basis. Although Management believes that the Company can raise capital by issuing additional debt and/or equity securities, the Company has not secured any commitments for new financing at this time and cannot provide any assurance that new financing will be available on commercially acceptable terms, if at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 2 — LIQUIDITY, MANAGEMENT’S BUSINESS PLANS AND GOING CONCERN  – (continued)

condensed consolidated financial statements do not include any adjustments that might necessary should the Company be unable to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of LTG and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers financial instruments with maturities of less than three months when purchased to be cash equivalents. There are no cash equivalents as of the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Key accounting estimates include the assumptions used to calculate the fair values of securities issued in the financing transaction.

Development Stage Reporting

The Company is a development stage enterprise as defined in Accounting Standards Codification (“ASC”) 915 “Development Stage Entities” (“ASC 915”). The Company is currently attempting to raise additional funds it would use to purchase intellectual properties and implement its operating plan. Accordingly, the Company has not yet commenced its fully planned operations. The Company is subject to all of the risks and uncertainties that are typical in the life-cycle stage of its business. There is no assurance that the Company will be successful in its efforts to commence its fully planned operations or that the commencement will actually result in the realization of its business objectives.

Intangible Assets

The Company accounts for purchases of intangible assets in accordance with the provisions of ASC 350 “Intangibles” (“ASC 350”) and ASC 360 “Fixed Assets” (“ASC 360”). The useful lives of intangible assets are determined at the date of purchase and are periodically evaluated for reasonableness. The assets will be tested for impairment at least annually, if determined to have an indefinite life, or whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable. Costs to investigate potential purchases of intangible assets will be treated as expense when incurred, until or unless the purchase of the respective assets will be deemed viable, after which time the costs to further investigate and purchase the assets will be capitalized. Subsequent to purchase, legal and associated costs incurred in prosecuting alleged infringements of the patents will be recognized as expense when incurred.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash. At times, the Company’s cash balances may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. As of September 30, 2012, the Company had cash and cash equivalent balances of $12.0 million in excess of the federally insured limit of $250,000. All of the Company's cash in banks at September 30, 2012 was deposited in a non-interest bearing checking account.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 3 — SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES  – (continued)

Common Stock Purchase Warrants

The Company accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815 “Derivatives and Hedging” (“ASC 815”). The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement, or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company), or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). The Company also classifies as liabilities, any contracts that contain variable settlement provisions that cannot be measured as explicit or implicit inputs in a standard option pricing model.

As more fully described in Note 4, the Company classified certain common stock purchase warrants that contain variable settlement provisions as liabilities in the accompanying consolidated balance sheet as of June 30, 2012. On August 1, 2012, the warrant holders elected to accelerate the expiration date of all the subscription warrants to August 9, 2012. On August 9, 2012, all the outstanding common stock purchase warrants were exercised and accordingly fair value of such warrants on the date of exercise were classified to additional paid-in capital.

Fair Value Measurement

The Company adopted Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing US GAAP that requires the use of fair value measurements which establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:  Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The carrying amounts reported in the balance sheet for cash, prepaid expenses, accounts payable, and accrued expenses approximate their estimated fair value based on the short-term maturity of these instruments. The carrying amount of the notes payable at September 30, 2012, approximate their respective fair value based on the Company’s incremental borrowing rate. As described in Note 5, the Company measured the fair value of the warrant liability using the Binomial Lattice option pricing model, which requires the use of significant assumptions. Accordingly, the warrant liability is classified in level 3 of the valuation hierarchy.

In addition, FASB ASC 825-10-25 “Fair Value Option” was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 3 — SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES  – (continued)

The following table provides the assets and liabilities at fair value measured as of September 30, 2012 and June 30, 2012 (in thousands):

	Fair value measured at September 30, 2012
	Total carrying value at September 30, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash	$12,261	$12,261	$—	$—

	Fair value measured at June 30, 2012
	Total carrying value at June 30, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash	$3,627	$3,627	$—	$—
Warrant liability	$252	$—	$—	$252

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs (Level 3).

Balance – May 10, 2012 (inception)	$—
Warrant liability recognized on June 12, 2012	243
Change in fair value of warrant liability on June 30, 2012	9
Balance – June 30, 2012	252
Warrant liability recognized on July 26, 2012	53
Change in fair value of warrant liability on August 9, 2012	5320
Reclassification of warrant liability on August 9, 2012	(5,625)
Balance – September 30, 2012	$—

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The Company accounts for uncertain tax positions in accordance with ASC 740, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s financial statements as of September 30, 2012 and June 30, 2012. The Company does not expect any significant changes in the unrecognized tax benefits within twelve months of the reporting date.

Interest costs and penalties related to income taxes are classified as interest expense and selling, general and administrative costs, respectively, in the Company's consolidated financial statements. For the period from May 10, 2012 (inception) to September 30, 2012, the Company did not recognize any interest or penalties

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 3 — SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES  – (continued)

related to income taxes. The Company will file income tax returns in the U.S. federal jurisdiction and states in which it does business. These tax returns will be subject to examination by tax authorities for three years from the date the returns are filed.

Legal reserves

The Company’s policy is to recognize a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. Reserves related to legal proceedings are established and maintained, if applicable. The determination of these reserve amounts requires significant judgment on the part of management. The Company’s management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel, if applicable, in each accounting period and the reserve is adjusted as deemed appropriate by management. As of September 30, 2012 and June 30, 2012, there was no litigation against the Company.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a significant effect to the accompanying consolidated financial statements.

Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date these consolidated financial statements were issued, require potential adjustment to or disclosure in the consolidated financial statements and has concluded that no subsequent events have occurred except as described in Note 7 that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

NOTE 4 — INTANGIBLE ASSETS, NET

Purchase of Patents:  On June 20, 2012, Bascom entered in to a non-binding patent purchase agreement (“PPA”) with an unrelated individual to purchase certain patents and patent applications for a cash consideration of $2.1 million. The transaction was finalized on July 9, 2012. Amortization is provided using straight-line method over the estimated useful life of five years of the patents. Amortization expense for these patents and applications for the three months ended September 30, 2012, for the period ended May 10, 2012 (inception) through June 30, 2012 and for the period ended May 10 2012 (inception) through September 30, 2012 was approximately $0.1 million, 0 and approximately $0.01 million, respectively. Estimated amortization expense for each of the next five years through July 2016 is approximately $.4 million.

The Company evaluated the ASC 805 “Business Combinations” (“ASC 805”) guidance and determined that the acquisition of patents and patent applications is considered as asset acquisitions as there were no productive inputs or processes that accompanied the patents for them to be used in conducting a business.

Purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require an intangible asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the intangible asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is to be determined through various valuation techniques including discounted cash flow models, quoted market values and third-party

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 4 — INTANGIBLE ASSETS, NET  – (continued)

independent appraisals, as considered necessary. As of September 30, 2012 there were no events or changes in circumstances that indicate that the carrying amount of the intangible assets may not be recoverable.

NOTE 5 — FINANCING TRANSACTIONS

June 12, 2012 Financing Transaction

Pursuant to the sole directors’ consent on May 30, 2012, on June 12, 2012, the Company completed first closing of a financing transaction in which it raised $3.6 million of gross proceeds upon the issuance of senior notes (the “Notes”) with 16,571,429 shares of common stock (the “Shares”) at a fair value of approximately $0.057 per share and 6,214,286 common stock purchase warrants (the “Note Warrants”) with a fair value of $0.039 per warrant.

The Notes bear interest at the rate of 0.28% per annum, payable once annually on a stated principal amount of $3.6 million. The Notes mature on June 12, 2014, at which time the Company is required to redeem them for a single balloon payment in the principal $3.6 million plus any unpaid interest. The Notes do not contain any financial statement covenants, however there are standard events of default. In the event of a default, which is not subsequently cured or waived, the interest rate would increase to a rate of 10% per annum. At the option of the note holders and upon notice, the entire unpaid principal balance together with all accrued interest thereon would be immediately due and payable. The note holders have the right to require the Company to redeem the Notes in the event of a change of control or in event of default at a redemption price, pursuant to a formula equal to the unpaid principal amount and any accrued and unpaid interest. As of the initial closing, a number of shares of common stock have been authorized and reserved for issuance which equals or exceeds 130% of the maximum number of shares of common stock issuable upon exercise of the Note Warrants without taking into account any limitation on the exercise of the Note Warrants. Pursuant to the note agreement, in the event the Company completes a subsequent financing transaction, the Company is obligated to deliver a notice of offer to redeem the principal amount of the Notes plus accrued and unpaid interest to the note holders. On August 16, 2012, the Company sold shares of common stock in a subsequent financing transaction. The note holders consented to waive the requirements for the Company to deliver such notice solely with this specific sale of common stock that occurred on August 16, 2012.

The Note Warrants are exercisable for a period of seven years from their date of issuance at an exercise price of $0.75 per share. The Note Warrants also feature full ratchet anti-dilution protection in the event that the Company issues equity or equity linked securities at issuance or exercise prices below the exercise price featured in the Note Warrants. The Company conducted a classification assessment of the Note Warrants in accordance with the applicable provisions of ASC 815. The Company determined that the Note Warrants are not indexed to the Company’s own stock and therefore require liability classification at fair value in the accompanying consolidated balance sheet. The Company allocated the proceeds received in this transaction in accordance with the applicable provisions of ASC 470 “Debt” (“ASC 470”). Accordingly, the Company allocated $1.0 million to the Shares by recording an increase to par value and additional paid-in-capital in stockholders equity, $0.2 million to the Note Warrants as a warrant liability and the remaining proceeds of $2.4 million to the Notes. The discount on the Notes, which amounts to $1.2 million on the date of the financing transaction, is being accreted over the term of the Notes to the contractual maturity amount of $3.6 million. Accretion is being recorded as a periodic increase to the Notes balance and component of interest expense in the accompanying consolidated statement of operations.

Management determined that the fair value of the June 12, 2012 Note Warrants amounted to approximately $243,000, $252,000 and $4,661,000 million on their date of issuance, and subsequently on June 30, 2012 and on August 9, 2012, respectively. Change to the fair value of the Note Warrants of approximately $9,000 was recorded as a loss on change in fair value of warrant liability in the statement of operations in the same reporting period.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 5 — FINANCING TRANSACTIONS  – (continued)

On August 1, 2012, the warrant holders elected to accelerate the expiration date of all the subscription warrants to August 9, 2012. On August 9, 2012, all outstanding Note Warrants from the June 12, 2012 Financing Transaction were exercised for common stock. The exercise of the Note Warrants resulted in the reclassification of the associated Warrant Liability of approximately $4,661,000 (at fair value) as equity. Change to the fair value of the Note Warrants of approximately $4,408,000 was recorded as a loss on change in fair value of warrant liability in the statement of operations in the same reporting period.

The Company used the Binomial Lattice model to compute the fair value of the Note Warrants. The key assumptions used to calculate the fair values of the Note Warrants on the date of issuance, on June 30, 2012 and the exercise date of August 9, 2012 are as follows:

June 12, 2012 Note Warrant	Date of issuance June 12, 2012	Reporting date June 30, 2012	Exercise Date August 9, 2012
Market price of common stock	$0.057	$0.057	$1.50
Exercise price of Note Warrants	$0.75	$0.75	$0.75
Contractual term	7 years	6.95 years	0.00 years
Expected volatility	120%	124%	124%
Expected dividend yield	0%	0%	0%
Risk free interest rate	1.12%	1.11%	0.01%

The fair value of the Company’s common stock as of the commitment date of the financing transaction was based on sales of identical shares that the Company made to unrelated parties for cash at later dates. The Company, where appropriate, adjusted the selling price of the shares as of the date of issuance based on an analysis performed by management. The results of the analysis, which gives effect to intervening events that affected the price of the Company’s shares were assessed for reasonableness by comparing the proceeds allocated to each instrument in the transaction, to the discounted carrying value of the note and the resulting yield to maturity, which amounted to 20% per annum. The life of the Note Warrants is equal to the contractual life. The expected stock price volatility computed by management was determined by examining the historical volatilities of similar companies for a number of periods at least equal to the contractual term of the Note Warrants since the Company does not have any trading history for its common stock. The risk-free interest rate assumption is based on U.S. Treasury instruments whose term was consistent with the expected term of the Note Warrants. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

July 26, 2012 Financing Transaction

Pursuant to the sole director’s consent on May 30, 2012, the Company, on July 26, 2012, sold additional senior notes to a related party for $750,000 in face value bearing interest at the rate of 0.28% per annum and payable on June 12, 2014. The commitment date of this transaction is May 10, 2012. Simultaneously, on the same date, the Company issued 3,428,571 shares of common stock and warrants to acquire 1,285,714 shares of common stock at an exercise price of $0.75 per share with a life of seven years. The shares of the common stock (including the common stock underlying the warrants) are convertible into Series A Preferred Stock at the option of the holder in accordance with the exchange agreement in place as of July 16, 2012.

The warrants issued in connection with July 26, 2012 funds raised by issuing senior notes, are subject to full ratchet anti-dilution protection if the Company sells shares or share-indexed financing instruments at less than the $0.75 exercise price. The warrants issued in this financing arrangement did not meet the conditions for equity classification and are required to be classified as a derivative liability, at fair value using Binomial Lattice option-pricing model.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 5 — FINANCING TRANSACTIONS  – (continued)

The proceeds from the notes payable will be allocated among the fair valuation of the warrants, shares of the common stock and the remaining balance to the notes payable in accordance with the provisions of ASC 470.

The Company conducted a classification assessment of the Note Warrants in accordance with the applicable provisions of ASC 815. The Company determined that the Note Warrants are not indexed to the Company’s own stock and therefore require liability classification at fair value in the accompanying consolidated balance sheet. The Company allocated the proceeds received in this transaction in accordance with the applicable provisions of ASC 470 “Debt” (“ASC 470”). Accordingly, the Company allocated $0.2 million to the Shares by recording an increase to par value and additional paid-in-capital in stockholders equity, $0.1 million to the Note Warrants as a warrant liability and the remaining proceeds of $0.5 million to the Notes. The discount on the Notes, which amounts to $0.3 million on the date of the financing transaction, is being accreted over the term of the Notes to the contractual maturity amount of $0.8 million. Accretion is being recorded as a periodic increase to the Notes balance and component of interest expense in the accompanying consolidated statement of operations.

Management determined that the fair value of the July 26, 2012 Note Warrants amounted to approximately $53,000 on their date of issuance and approximately 964,000 on August 9, 2012. On August 1, 2012, the warrant holders elected to accelerate the expiration date of all the subscription warrants to August 9, 2012. On August 9, 2012, all outstanding Note Warrants from the July 26, 2012 Financing Transaction were exercised for common stock. The exercise of Note Warrants resulted in the reclassification of the associated Warrant Liability of approximately 964,000 (at fair value) as equity. Change to the fair value of the Note Warrants of approximately $912,000 was recorded as a loss on change in fair value of warrant liability in the statement of operations in the same reporting period.

The Company used the Binomial Lattice model to compute the fair value of the Note Warrants. The key assumptions used to calculate the fair values of the Note Warrants on the date of issuance and the exercise date of August 9, 2012 are as follows:

July 26, 2012 Note Warrant	Date of issuance July 26, 2012	Exercise date August 9, 2012
Market price of common stock	$0.057	$1.50
Exercise price of Note Warrants	$0.75	$0.75
Contractual term	7 years	0.00 years
Expected volatility	124%	124%
Expected dividend yield	0%	0%
Risk free interest rate	1.12%	0.1%

The fair value of the Company’s common stock as of the commitment date of the financing transaction was based on sales of identical shares that the Company made to unrelated parties for cash at later dates. The Company adjusted the selling price of the shares as of the date of issuance based on an analysis performed by management. The results of the analysis, which gives effect to intervening events that affected the price of the Company’s shares were assessed for reasonableness by comparing the proceeds allocated to each instrument in the transaction, to the discounted carrying value of the note and the resulting yield to maturity, which amounted to 20% per annum. The life of the Note Warrants is equal to the contractual life. The expected stock price volatility computed by management was determined by examining the historical volatilities of similar companies for a number of periods at least equal to the contractual term of the Note Warrants since the Company does not have any trading history for its common stock. The risk-free interest rate assumption is based on U.S. Treasury instruments whose term was consistent with the expected term of the Note Warrants. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 5 — FINANCING TRANSACTIONS  – (continued)

Note Debt Discount and Interest

Contractual interest expense on the Notes was immaterial for the period of May 10, 2012 (inception) through September 30, 2012. Accretion recorded as a component of interest expense amounted to $30,000 for the period of May 10, 2012 (inception) through June 30, 2012 and approximately $422,000 for the three months ended September 30, 2012. During the three months ended September 30, 2012, the Company converted approximately $.937,000 of senior notes into 625,136 shares of the Company’s common stock at $1.50 per share (see Note 6). Due to conversion of senior notes, the Company proportionately accelerated accretion of discount and recorded as interest expense. The remaining note discount of approximately $989,000 will be accreted through the contractual term of the senior notes.

NOTE 6 — CAPITAL STRUCTURE AND STOCKHOLDERS’ DEFICIENCY

Preferred Stock

On July 13, 2012 the Company filed a Certificate of Designation with the Secretary of State of Delaware to authorize the issuance of up to 29,000,000 shares (27,225,000 authorized for Series A) of preferred stock, par value $0.0001 which have been designated as Series A Preferred Stock with such rights and preferences designated in the Company’s Certificate of Designation (the “Series A Preferred Stock”). In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or in the event of its insolvency, and after provision for payment of all debts and liabilities of the Company in accordance with the Delaware General Corporation Law, any remaining assets of the Company shall be distributed pro rata to the holders of common stock and the holders of Series A Preferred Stock as if the Series A Preferred Stock had been converted into shares of common stock.

On July 16, 2012, the Company entered into an exchange agreement whereby the Company offered to all of its stockholders a right to exchange up to 99% of their shares of common stock for the same number of shares of Series A Preferred Stock, $0.0001 par value and gave the holders of its warrants the right to elect to exchange the common stock underlying such warrants for Series A Preferred Stock. On the same date common stock holders exchanged 13,799,440 shares of $0.0001 par value common stock into 13,799,440 shares of Series A Preferred Stock with a par value of $0.0001 per share. The exchange did not have any impact on the Company’s consolidated financial statements as the benefit of exchanging the common for the preferred is nominal.

The holders of Series A Preferred Stock will be entitled to vote together with the holders of the common stock and as a single class on all matters submitted for a vote of holders of common stock. When voting together with the holders of common stock, each share of Series A Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as will equal the number of shares of common stock into which each share of such Series A Preferred Stock is then convertible. In the event of any liquidation, dissolution, or winding up of the Company and after provision for payment of all debts and liabilities of the Company, any remaining assets of the Company shall be distributed pro rata to the holders of common stock and the holders of Series A Preferred Stock as if the Series A Preferred Stock had been converted into shares of common stock.

Common Stock

The authorized common stock of the Company consists of 100,000,000 shares of common stock with par value of $0.0001.

The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights of the holders of the preferred stock of any series. The holders of common stock are entitled to one vote for each share held at all the meetings of stockholders. Upon the dissolution or liquidation

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 6 — CAPITAL STRUCTURE AND STOCKHOLDERS’ DEFICIENCY  – (continued)

of the Company, holders of common stock will be entitled to receive ratably all the assets of the Company available for distribution, subject to any preferential rights of any then outstanding preferred stock.

On August 9, 2012 all 7,500,000 outstanding Note Warrants (see Note 5) were exercised at a price of $0.75 each for a total of $5,625,000. The Company issued 4,114,287 shares of Series A Preferred Stock and 3,385,713 shares of common stock upon the exercise of warrants.

On August 16, 2012, the Company sold 3,651,316 shares of common stock in a private placement to certain investors for $1.50 per share for gross proceeds of approximately $5,477,000 before selling commissions of approximately $381,000.

During the three months ended September 30, 2012, the Company converted $937,000 of notes into 625,136 common shares at a conversion price of $1.50 per share.

NOTE 7 — SUBSEQUENT EVENTS

Proposed Merger:  On October 1, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Document Security Systems, Inc., a New York corporation (“DSS”) and a public company, DSSIP, Inc., a Delaware corporation and wholly-owned subsidiary of DSS (“Merger Sub”), and Hudson Bay Master Fund Ltd., as representative the Company’s stockholders solely for certain purposes (as described in the Merger Agreement), pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving corporation and will continue its existence as a wholly-owned subsidiary of DSS through an exchange of capital stock of the Company for capital stock and warrants of DSS (the “Merger”). The completion of the proposed Merger is subject to a number of conditions, including but not limited to, the approval of the Company’s stockholders and DSS’s stockholders. There is no assurance that the proposed Merger will actually be consummated.

On October 1, 2012, concurrently with the execution of the Merger Agreement, certain stockholders of LTS, representing 11.99% of LTS’s capital stock issued and outstanding (collectively, the “Key LTS Stockholders”) entered into voting agreements (collectively, the “LTS Voting Agreement”), pursuant to which the Key LTS Stockholders have agreed, among other things, to vote all shares of capital stock of LTS owned by them in favor of the approval of the Merger Agreement, the approval of the Merger and the approval of the transactions contemplated by the Merger Agreement and any actions required in furtherance thereof. In addition, the Key LTS Stockholders have agreed not to seek appraisal or dissenters’ rights under Delaware General Corporation Law. The LTS Voting Agreement will terminate upon the earliest to occur of: (i) the mutual written consent of DSS, Merger Sub and the Key LTS Stockholder; (ii) the Effective Time; (iii) the date of termination of the Merger Agreement in accordance with its terms; and (iv) the date on which an amendment to the Merger Agreement to decrease the merger consideration is effected without the consent of such Key LTS Stockholder.

Under certain circumstances, if the Merger is terminated by either DSS or LTS in connection with or due to DSS entering into an alternate transaction constituting a superior proposal, then DSS is required to pay to LTS a termination fee in cash equal to the sum of (i) $3,000,000 plus (ii) 5% of the consideration paid to all security holders of DSS in connection with such superior proposal in the same form as such consideration is paid to such security holders;

Patent Infringement Lawsuits:  On October 3, 2012 LTS, initiated patent infringement lawsuits in the United States District Court for the Eastern District of Virginia against five companies, including Facebook, Inc. and LinkedIn Corporation, for unlawfully using systems that incorporate features claimed in patents owned by Bascom Research. The patents-in-suit relate to the data structure used by social and business networking web sites and Web 2.0 corporate intranets.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
As of September 30, 2012 and for the period from May 10, 2012 (inception) through
September 30, 2012 and for the three months period ended September 30, 2012 – Unaudited

NOTE 7 — SUBSEQUENT EVENTS  – (continued)

DSS Private Placement:  Concurrently with the execution of the Merger Agreement, on October 1, 2012, DSS entered into subscription agreements with certain accredited investors, pursuant to which DSS agreed to issue and sell to such investors in a private placement an aggregate of 833,651 shares of its common stock, at a purchase price of $3.30 per share, for an aggregate purchase price of $2,751,048 (the “Private Placement”). The Private Placement was completed on October 1, 2012. LTS participated in the private placement and purchased an aggregate of 218,675 shares of DSS common stock, at a purchase price of $3.30 per share, for an aggregate purchase price of $721,628.

Jeffrey Ronaldi Employment Agreement:  On November 20, 2012, the Company entered into an employment agreement with Jeffrey Ronaldi, LTG’s Chief Executive Officer (the “Ronaldi Agreement”). The Ronaldi Agreement has an initial term of three years, commencing on November 9, 2012, and is automatically renewable for additional consecutive one year terms, unless at least ninety days written notice is given by either LTG or Mr. Ronaldi prior to the commencement of the next renewal term. The Ronaldi Agreement provides for an annual base salary of $350,000, effective November 9, 2012 and an annual discretionary bonus of at least 20% of Mr. Ronaldi’s base salary, based upon Mr. Ronaldi’s and LTG’s achievement of annual performance objectives, as determined by the board of directors. Upon commencement of the Ronaldi Agreement, LTG will grant to Mr. Ronaldi 100,000 shares of its common stock, vesting immediately. LTG will also grant to Mr. Ronaldi a non-statutory option to purchase up to 1,800,000 shares of its common stock, at an exercise price of $1.67 per share. One half of the option shall vest in 12 equal quarterly tranches, beginning February 15, 2013 and on each May 15, August 15, November 15 and February 15 thereafter through November 15, 2015. Vesting of the remaining one half of the option shall not commence unless and until the Merger is completed. Following the completion of the Merger, the remaining one half of the options shall vest in 12 equal tranches, with a tranche to vest on the last day of each calendar quarter commencing on the last day of the calendar quarter in which the Merger is completed.

Peter Hardigan Employment Agreement:  On November 20, 2012, the Company entered into an amended employment agreement with Peter Hardigan (the “Amended Hardigan Agreement”). The Amended Hardigan Agreement expressly supersedes the terms of the previous employment agreement, dated August 7, 2012, between LTG and Mr. Hardigan. The Amended Hardigan Agreement has an initial term of one year, commencing on August 1, 2012, and is automatically renewable for additional consecutive one year terms, unless at least ninety days written notice is given by either LTG or Mr. Hardigan prior to the commencement of the next renewal term. The Amended Hardigan Agreement provides for an annual base salary of $250,000, effective August 1, 2012 and an annual discretionary bonus of at least 20% of Mr. Hardigan’s base salary, based upon Mr. Hardigan’s and LTG’s achievement of annual performance objectives, as determined by the board of directors. Upon commencement of the Amended Hardigan Agreement, LTG will grant to Mr. Hardigan 100,000 shares of its common stock, vesting immediately. LTG will also grant to Mr. Hardigan a non-statutory option to purchase up to 1,800,000 shares of its common stock, at an exercise price of $1.67 per share. One half of the option shall vest in 12 equal quarterly tranches, with the first tranche having vested as of November 15, 2012, and the remaining tranches vesting on each of February 15, May 15, August 15, and November 15 thereafter through August 15, 2015. Vesting of the remaining one half of the option shall not commence unless and until the Merger is completed. Following the completion of the Merger, the remaining one half of the options shall vest in 12 equal tranches, with a tranche to vest on the last day of each calendar quarter commencing on the last day of the calendar quarter in which the Merger is completed.

Rights Offering.  In addition, on February 1, 2013, the Company completed the sale of 4,285,718 shares of its common stock at a purchase price of $0.35 per share to certain of its existing stockholders who elected to participate in an offering conducted by the Company to all of its existing stockholders for aggregate gross proceeds of approximately $1.5 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Lexington Technology Group, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Lexington Technology Group, Inc. and Subsidiary (a development stage company) (the “Company”) as of June 30, 2012 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the period from May 10, 2012 (inception) through June 30, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted accounting standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lexington Technology Group, Inc and Subsidiary (a development stage company) as of June 30, 2012, and the results of its operations and its cash flows for the period from May 10, 2012 (inception) through June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is a development stage enterprise that has not commenced its planned operations as of June 30, 2012. Accordingly, the Company is subject to all of the risks and uncertainties that are typical in the life-cycle stage of its business, such uncertainties include whether or not the Company will be able to raise the capital resources it will need to execute its longer term business plans. There is no assurance that Company will be successful in its efforts to commence its planned operations or that the commencement of planned operations, should that occur, will enable the Company to reach its business objective of becoming a profitable enterprise. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

/s/ Marcum llp

New York, NY
September 11, 2012

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET

June 30, 2012
ASSETS
Current assets:
Cash	$3,627,486
Other assets:
Intangible assets	45,000
Total assets	$3,672,486
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
Accounts payable and accrued expenses	$218,224
Senior notes payable – related parties, net of deferred debt discount of $1,164,280	2,460,720
Warrant liability	252,501
Total liabilities	2,931,445
Stockholders' equity
Preferred Stock – 29,000,000 shares authorized; par value $0.00001 per share, inclusive of Series A Convertible Preferred stock, $0.0001 par value; 27,225,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.0001 par value, 100,000,000 shares authorized;16,571,529 shares issued and outstanding	1,657
Additional paid-in capital	951,421
Deficit accumulated during the development stage	(212,037)
Total stockholders' equity	741,041
Total liabilities and stockholders' equity	$3,672,486

The accompanying notes are an integral part of the consolidated financial statements

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS
For the period from May 10, 2012 (inception) to June 30, 2012

Operating expenses:
Officer’s compensation	$7,500
Legal and professional fees	165,188
Loss from operations	172,688
Other (expenses)
Interest expense	(29,970)
Change in fair value of warrant liability	(9,379)
Total other (expenses)	(39,349)
Net loss	$(212,037)

The accompanying notes are an integral part of the consolidated financial statements

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from May 10, 2012 (inception) to June 30, 2012

	Common Stock		Additional paid-in capital	Deficit accumulated during development stage	Total stockholders' equity
	Shares	Amount
Balance – May 10, 2012 (inception)	—	$—	$—	$—	$—
Issuance of shares of common stock for cash on May 16, 2012 at $0.0001	100	—	—	—	—
Issuance of shares of common stock for cash on June 12, 2012 at fair value of $0.057	16,571,429	1,657	951,421	—	953,078
Net loss		—	—	(212,037)	(212,037)
Balance – June 30, 2012	16,571,529	$1,657	$951,421	$(212,037)	$(741,041)

The accompanying notes are an integral part of the consolidated financial statements

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
For the period from May 10, 2012 (inception) to June 30, 2012

Cash Flows from Operating Activities
Net loss	$(212,037)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Non-cash interest	29,434
Change in fair value of warrant liability	9,379
Changes in operating assets and liabilities
Increase in accounts payable and accrued expenses	173,224
Net cash (used in) provided by provided by operating activities	—
Cash Flows Provided from Financing Activities
Proceeds from senior notes payable with common stock and common stock purchase warrants in private placement transaction	3,627,486
Net increase in cash	3,627,486
Cash at beginning of the period	—
Cash at end of the period	$3,627,486
Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$—
Cash paid for interest	$—
Non–cash investing activities:
Liability – Patent purchase	$45,000

The accompanying notes are an integral part of the consolidated financial statements

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Period from May 10, 2012 (inception) to June 30, 2012

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Organization & Business Activities

Lexington Technology Group, Inc. (“LTG” or the “Parent”), was incorporated as a Delaware corporation on May 10, 2012 under the name Snip Inc. On September 10, 2012, Snip Inc. changed its name to Lexington Technology Group, Inc. LTG is a holding company that owns 100% of the membership interests of Bascom Research, LLC (“Bascom”). Bascom was incorporated in Virginia on June 6, 2012 under the name of Bascom Linking Intellectual Property, LLC, for the purpose of acquiring and/or developing patented technologies and intellectual property. On August 29, 2012, Bascom Linking Intellectual Property, LLC changed its name to Bascom Research, LLC. LTG and its wholly owned subsidiary Bascom are herein collectively referred to as the “Company”.

NOTE 2 — LIQUIDITY, MANAGEMENT’S BUSINESS PLANS AND GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company, as a development stage enterprise, has not commenced its planned operations. The business will require significant amounts of capital to sustain operations and make the investments it needs to execute its longer term business plan. The Company has cash of $3,627,486 and net working capital of $3,409,262 at June 30, 2012. The Company’s cash and working capital amounts were derived from the proceeds of an initial financing transaction in which raised aggregate proceeds of $3,627,486 (Note 4) through the issuance of senior notes, common stock and common stock purchase warrants to founding stockholders. The Company’s net loss for the period of May 10, 2012 (inception) through June 30, 2012 and accumulated deficit each amounted to $212,037. Subsequent to June 30, 2012, the Company used $2,100,000 of its available funds to purchase certain patents, and raised additional proceeds of (i) $5,625,000 upon the exercise of warrants, (ii) $750,000 under a second closing of the same senior notes, common shares and warrants described herein and (iii) $5,427,000 in a private placement of its common stock at $1.50 per share.

Management believes that the Company has sufficient liquidity to sustain operation through next twelve months; however, there is significant uncertainty as to whether the Company will be successful in its efforts to commence its planned operations or that the commencement of planned operations, should that occur, will enable the Company to achieve its business objective of becoming a profitable enterprise. Management also cannot provide any assurance that unforeseen circumstances that could occur at anytime within the next twelve months or thereafter will not increase the need for the Company to raise capital on an immediate basis. Although Management believes that the Company can raise capital by issuing additional debt and/or equity securities, the Company has not secured any commitments for new financing at this time and cannot provide any assurance that new financing will be available on commercially acceptable terms, if at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might necessary should the Company be unable to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of LTG and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers financial instruments with maturities of less than three months when purchased to cash equivalents. There are no cash equivalents as of the balance sheet date.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Period from May 10, 2012 (inception) to June 30, 2012

NOTE 3 — SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES  – (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Key accounting estimates include the assumptions used to calculate the fair values of securities issued in the financing transaction.

Development Stage Reporting

The Company is a development stage enterprise as defined in Accounting Standards Codification (“ASC”) 915 “Development Stage Entities (“ASC 950”). The Company is currently attempting to raise additional funds it would use to purchase intellectual properties and implement its operating plan. Accordingly, the Company has not yet commenced its planned operations. The Company is subject to all of the risks and uncertainties that are typical in the life-cycle stage of its business. There is no assurance that the Company will be successful in its efforts to commence its planned operation or that the commencement of its planned operations will actually result in the realization of its business objectives.

Intangible Assets

The Company intends to account for purchases of intangible assets in accordance with the provisions of ASC 350 “Intangibles” (“ASC 350”) and ASC 360 “Fixed Assets” (“ASC 360”). The useful lives of intangible assets will be determined at the date of purchase and periodically evaluated for reasonableness. The assets will be tested for impairment at least once annually, if determined to have an indefinite life, or whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable. Costs to investigate potential purchases of intangible assets will be treated as expense when incurred, until or unless the purchase of the respective assets will be deemed viable, after which time the costs to further investigate and purchase the assets will be capitalized. Subsequent to purchase, legal and associated costs incurred in prosecuting alleged infringements of the patents will be recognized as expense when incurred.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash. At times, the Company’s cash balances may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. As of June 30, 2012, the Company had cash and cash equivalent balances of $3,377,486 in excess of the federally insured limit of $250,000. All of the Company's cash in banks at June 30, 2012 was deposited in a non-interest bearing checking account.

Common Stock Purchase Warrants

The Company accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815 “Derivative and Hedging” (“ASC 815”). The Company classifies as equity any contracts that (I) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (I) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). The Company also classifies as liabilities, any contracts that contain variable settlement provisions that cannot be measured as explicit or implicit inputs in a standard option pricing model.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Period from May 10, 2012 (inception) to June 30, 2012

NOTE 3 — SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES  – (continued)

As more fully described in Note 4, the Company classified certain common stock purchase warrants that contain variable settlement provisions as liabilities in the accompanying consolidated balance sheet as of June 30, 2012

Fair Value Measurement

The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing US GAAP that require the use of fair value measurements which establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1 : Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2 : Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3 : Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The carrying amounts reported in the balance sheet for cash, prepaid expenses, accounts payable, and accrued expenses approximate their estimated fair market value based on the short-term maturity of these instruments. The carrying amount of the notes payable at June 30, 2012, approximate their respective fair value based on the Company’s incremental borrowing rate.

In addition, FASB ASC 825-10-25 “Fair Value Option” was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.

The following table provides the assets and liabilities at fair value measured as of June 30, 2012

	Fair value measured at June 30, 2012
	Total carrying value at June 30, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash	$3,627,486	$3,627,486	$—	$—
Warrant liability	$252,501	$—	$—	$252,501

The carrying amounts of cash and accounts payable and accrued liabilities approximate fair value due to the short maturities of these instruments. As described in Note 4, the Company measured the fair value of the warrant liability using the Binomial Lattice option pricing model, which requires the use of significant assumptions. Accordingly, the warrant liability is classified in level 3 of the valuation hierarchy.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Period from May 10, 2012 (inception) to June 30, 2012

NOTE 3 — SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES  – (continued)

of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The Company accounts for uncertain tax positions in accordance with ASC 740, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s financial statements as of June 30, 2012. The Company does not expect any significant changes in the unrecognized tax benefits within twelve months of the reporting date.

Interest costs and penalties related to income taxes are classified as interest expense and selling, general and administrative costs, respectively, in the Company's consolidated financial statements. For the period from May 10, 2012 (inception) to June 30, 2012, the Company did not recognize any interest or penalties related to income taxes. The Company will file income tax returns in the U.S. federal jurisdiction and states in which it does business. These tax returns will be subject to examination by tax authorities for three years from the date the returns are filed.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a significant effect to the accompanying consolidated financial statements.

Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date these consolidated financial statements were available to be issued, require potential adjustment to or disclosure in the consolidated financial statements and has concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements (See Note 7).

NOTE 4 — FINANCING TRANSACTION

On June 12, 2012, The Company completed a financing transaction in which it raised $3,627,486 of gross proceeds upon the issuance of senior notes (the “Notes”) with 16,571,429 shares of common stock (the “Shares”) at a fair value of approximately $0.057 per share and 6,214,286 common stock purchase warrants (the “Note Warrants”) with a fair value of $0.039 per warrant.

The Notes bear interest at the rate of .28% per annum, payable once annually on a stated principal amount of $3,625,000. The notes mature on June 12, 2014, at which time the Company is required to redeem them for a single balloon payment in the principal $3,625,000 plus any unpaid interest. The notes do not contain any financial statement covenants, however there are standard events of default. In the event of a default, which is not subsequently cured or waived, the interest rate would increase to a rate of 10% per annum. At the option of the note holders and upon notice, the entire unpaid principal balance together with all accrued interest thereon would be immediately due and payable. The note holders have the right to require the Company to redeem the notes in the event of a change of control or in event of default at a redemption price, pursuant to a formula equal to the unpaid principal amount and any accrued and unpaid interest. As of the initial closing, a number of shares of common stock have been authorized and reserved for issuance which equals or exceeds 130% of the maximum number of shares of common stock issuable upon exercise of the Note Warrants without taking into account any limitation on the exercise of the Note Warrants. Pursuant to the note agreement, in the event the Company completes a subsequent financing transaction, the Company is obligated to deliver a notice of offer to redeem the principal amount of the Notes plus accrued and unpaid interest to the note holders. On August 16, 2012, the Company sold shares of common stock in a subsequent

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Period from May 10, 2012 (inception) to June 30, 2012

NOTE 4 — FINANCING TRANSACTION  – (continued)

financing transaction. The note holders consented to waive the requirements for the Company to deliver such notice solely with this specific sale of common stock that occurred on August 16, 2012.

The Note Warrants are exercisable for a period of seven years from their date of issuance at an exercise price of $.75 per share. The Note Warrants also feature full ratchet anti-dilution protection in the event that the Company issues equity or equity linked securities at issuance or exercise prices below the exercise price featured in the Note Warrants. The Company conducted a classification assessment of the Note Warrants in accordance with the applicable provisions of ASC 815. The Company determined that the Note Warrants are not indexed to the Company’s own stock and therefore require liability classification at fair value in the accompanying consolidated balance sheet. The Company allocated the proceeds received in this transaction in accordance with the applicable provisions of ASC 470 “Debt” (“ASC 470”). Accordingly, the Company allocated $950,592 to the Shares by recording an increase to par value and additional paid-in-capital in stockholders equity, $243,122 to the Note Warrants as a warrant liability and the remaining proceeds of $2,431,286 to the Notes. The discount on the Notes, which amounts to $1,193,714 on the date of the financing transaction, is being accreted over the term of the Notes to the contractual maturity amount of $3,625,000. Accretion is being recorded as a periodic increase to the Notes balance and component of interest expense in the accompanying consolidated statement of operations.

Contractual interest expense on the Notes amounted to $536 for the period of May 10, 2012 (inception) through June 30, 2012. Accretion recorded as a component of interest expense amounted to $29,434 for the period of May 10, 2012 (inception) through June 30, 2012.

Management determined that the fair value of the Note Warrants amounted to be approximately $243,000 and $253,000 on their date of issuance, and subsequently on June 30, 2012, respectively. The Company used the Binomial Lattice model to compute the fair value of the Note Warrants. The key assumptions used to calculate the fair values of the Note Warrants on the date of issuance and on June 30, 2012 are as follows:

	Date of issuance June 12, 2012	Reporting date June 30, 2012
Market price of common stock	$0.057	$0.057
Exercise price of Note Warrants	$0.75	$0.75
Contractual term	7 years	6.95 years
Expected volatility	120%	124%
Expected dividend yield	0%	0%
Risk free interest rate	1.12%	1.11%

The fair value of the Company’s common stock as of the commitment date of the financing transaction was based on sales of identical shares that the Company made to unrelated parties for cash at later dates. The Company adjusted the selling price of the shares as of the date of issuance based on an analysis performed by management. The results of the analysis, which gives effect to intervening events that affected the price of the Company’s shares were assessed for reasonableness by comparing the proceeds allocated to each instrument in the transaction, to the discounted carrying value of the note and the resulting yield to maturity, which amounted to 20% per annum. The life of the Note Warrants is equal to the contractual life. The expected stock price volatility computed by management was determined by examining the historical volatilities of similar companies for a number of periods at least equal to the contractual term of the Note Warrants since the Company does not have any trading history for its common stock. The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company’s common stock becomes available. The risk-free interest rate assumption is based on U.S. Treasury instruments whose term was consistent with the expected term of the Note Warrants. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Period from May 10, 2012 (inception) to June 30, 2012

NOTE 4 — FINANCING TRANSACTION  – (continued)

The Company will compute the fair value of the Note Warrants at each reporting date using the Binomial Lattice model. Changes to the fair value of the Note Warrants will be recorded as a gain (loss) in the statement of operations in the applicable reporting period.

NOTE 5 — CAPITAL STRUCTURE AND STOCKHOLDERS’ DEFICIENCY

Preferred Stock

The authorized preferred stock of the Company consists of 29,000,000 shares of preferred stock with par value of $0.0001, of which 27,225,000 shares of preferred stock are designated as Series A Preferred Stock with par value of $0.0001. As of June 30, 2012, the Company had no outstanding shares of preferred stock.

The holders of Series A Preferred Stock will be entitled to vote together with the holders of the common stock and as a single class on all matters submitted for a vote of holders of common stock. When voting together with the holders of common stock, each share of Series A Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as will equal the number of shares of common stock into which each share of such Series A Preferred Stock is then convertible. In the event of any liquidation, dissolution, or winding up of the Company and after provision for payment of all debts and liabilities of the Company, any remaining assets of the Company shall be distributed pro rata to the holders of common stock and the holders of Series A Preferred Stock as if the Series A Preferred Stock had been converted into shares of common stock .

Common Stock

The authorized common stock of the Company consists of 100,000,000 shares of common stock with par value of $0.0001.

The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights of the holders of the preferred stock of any series. The holders of common stock are entitled to one vote for each share held at all the meetings of stockholders. Upon the dissolution or liquidation of the Company, holders of common stock will be entitled to receive ratably all the assets of the Company available for distribution, subject to any preferential rights of any then outstanding preferred stock.

On June 12, 2012, the Company issued 16,571,429 shares of common stock to its founding stockholders in the financing transaction discussed in Note 4. The board of directors concurrently authorized the Company to sell up to 3,428,571 additional shares of common stock in a subsequent closing completed on July 27, 2012.

NOTE 6 — INCOME TAXES

The income tax provision (benefit) consists of the following:

Year Ended

June 30, 2012
Federal
Current	$-0-
Deferred	(68,904)
State and Local
Current	-0-
Deferred	(10,133)
Change in valuation allowance	79,037
Income tax provision (benefit)	$-0-

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Period from May 10, 2012 (inception) to June 30, 2012

NOTE 6 — INCOME TAXES  – (continued)

The Company’s deferred tax assets consisted of the effects of temporary differences attributable to the following:

Year Ended

June 30, 2012
Deferred tax assets
Net operating loss carryovers	$79,037
Total deferred tax assets	79,037
Valuation allowance	(79,037)
Deferred tax asset, net of valuation allowance	$-0-

As of June 30, 2012, the Company had federal and state net operating loss carryovers of approximately $202,658, which expire in 2033.The net operating loss carryover may be subject to limitation under Internal Revenue Code section 382, should there be a greater than 50% ownership change as determined under the regulations.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. The Company has determined that, based on objective evidence currently available, it is more likely than not that the deferred tax assets will be realized in future periods. Accordingly, the Company has provided a valuation allowance for the full amount of the deferred tax assets at June 30, 2012. As of June 30, 2012, the change in valuation allowance is $79,037.

The expected tax expense (benefit) based on the statutory rate is reconciled with actual tax expense (benefit) as follows:

June 30, 2012
Statutory federal income tax rate	(34.0%)
State taxes, net of federal tax benefit	(5.0%)
Warrant liability	1.7%
Change in valuation allowance	37.3%
Income tax provision (benefit)	-0-%

NOTE 7 — SUBSEQUENT EVENTS

Series A Convertible Preferred Stock:  On July 13, 2012 the Company filed a Certificate of Designation with the Secretary of State of Delaware to authorize the issuance of up to 29,000,000 shares of preferred stock, par value $0.0001 which have been designated as Series A Preferred Stock with such rights and preferences designated in the Company’s Certificate of Designation (the “Series A Preferred Stock”). In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or in the event of its insolvency, and after provision for payment of all debts and liabilities of the Company in accordance with the Delaware General Corporation Law, any remaining assets of the Company shall be distributed pro rata to the holders of common stock and the holders of Series A Preferred Stock as if the Series A Preferred Stock had been converted into shares of common stock.

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Period from May 10, 2012 (inception) to June 30, 2012

NOTE 7 — SUBSEQUENT EVENTS  – (continued)

Conversion of Common Stock into Preferred Stock:   On July 16, 2012, the Company entered into an exchange agreement whereby the Company offered to all of its stockholders a right to exchange up to 99% of their shares of common stock for the same number of shares of Series A Preferred Stock, $0.0001 par value and gave the holders of its warrants the right to elect to exchange the common stock underlying such warrants for Series A preferred stock. On the same date common stock holders exchanged 13,925,154 shares of $0.0001 par value common stock into 13,925,154 shares of Series A Preferred Stock with a par value of $0.0001 per share. The exchange did not have any impact on the Company’s consolidated financial statements as the benefit of exchanging the common for the preferred is nominal.

Purchase of Patents:  On June 20, 2012, Bascom entered in to a non-binding patent purchase agreement (“PPA”) with an unrelated individual to purchase certain patents and patent applications for a cash consideration of $2.1 million. The closing of the transaction was subject to certain seller’s compliance obligations to be fulfilled within 14 days of the PPA and certain other conditions.

On July 9, 2012, the Company completed the purchase for total cash consideration of $2.1 million with possible future cash payments within 30 days after each calendar quarter where the Company pays to the seller a portion of cash compensation received by the Company in consideration for the sale, licensing and/or endorsement by the Company of the patents in cash. The future cash payments are subject to certain conditions pursuant to the PPA. In addition, the seller is granted the right to convert possible future cash payments into equity of the Company pursuant to the term set forth in PPA.

The Company evaluated the ASC 805 “Business Combination” (“ASC 805”) guidance and determined that the acquisition of patents and patent applications is considered as asset acquisitions as there were no productive inputs or processes that accompanied the patents for them to be used in conducting a business.

Additional Private Placement:  Pursuant to the sole director’s consent on May 30, 2012, the Company, on July 26, 2012, sold additional senior notes to a related party for $750,000 in face value bearing interest at the rate of .28% per annum and payable on June 12, 2014. Simultaneously, on the same date, the Company issued 3,428,571 shares of common stock and warrants to acquire 1,285,714 shares of common stock at an exercise price of $0.75 per share with a life of seven years. The shares of the common stock (including the common stock underlying the warrants) are convertible into Series A Preferred Stock at the option of the holder in accordance with the exchange agreement in place as of July 16, 2012.

The warrants issued in connection with July 26, 2012 funds raised by issuing senior notes, are subject to full ratchet anti-dilution protection if the Company sells shares or share-indexed financing instruments at less than the $0.75 exercise price. The warrants issued in this financing arrangement did not meet the conditions for equity classification and are required to be classified as a derivative liability, at fair value using Binomial Lattice option-pricing model.

The proceeds from the notes payable will be allocated among the fair valuation of the warrants, shares of the common stock and the remaining balance to the notes payable in accordance with the provisions of ASC 470.

Employment Agreements:  On July 26, 2012, the Company entered into an employment agreement, effective August 1, 2012, with its chief executive officer for a term of one year. The term of the employment agreement is automatically renewable for additional one-year periods. In accordance with the agreement, the base salary of the chief executive officer is $225,000 per annum. In addition, the Company agreed to pay $150,000 as a signing bonus payable in two equal installments.

On August 7, 2012, the Company entered into an employment agreement, effective August 1, 2012, with its chief operating officer for a term of one year. The term of the employment agreement is automatically renewable for additional one-year periods. In accordance with the agreement, the base salary of the chief

LEXINGTON TECHNOLOGY GROUP, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Period from May 10, 2012 (inception) to June 30, 2012

NOTE 7 — SUBSEQUENT EVENTS  – (continued)

operating officer is $225,000 per annum. In addition, the Company agreed to pay $150,000 as a signing bonus payable in installments of $100,000 and 50,000, respectively.

On August 22, 2012, the Company entered into a consulting agreement, effective May 14, 2012, with its chairman of the board, who also serves as president, secretary and treasurer of the Company, for a term effective until the next annual meeting of the Company. In accordance with the agreement, the Company will pay a consulting fee in the amount of $5,000 per month for services rendered up to 10 hours per month. For additional hours, the Company will pay $450 an hour.

Warrants Exercise:  On August 9, 2012 all 7,500,000 outstanding warrants were exercised at a price of $0.75 each for a total of $5,625,000. The Company issued 4,114,287 shares of Series A preferred stock and 3,385,713 shares of common stock upon the exercise of warrants.

Sale of Common Stock:  On August 16, 2012, the Company sold 3,617,983 shares of common stock in a private placement to certain investors for $1.50 per share for gross proceeds of approximately $5,427,000 before selling commissions.

Proposed Merger:  The Company is currently negotiating a possible merger agreement with a public company. The proposed merger is intended to involve an exchange of all outstanding equity securities of the Company for equity securities of the public company and to result in the Company becoming a wholly-owned subsidiary of the public company. The completion of the proposed merger is subject to a number of conditions, including but not necessarily limited to, the approval of the public company’s stockholders. There is no assurance that the proposed merger will actually be consummated.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DOCUMENT SECURITY SYSTEMS, INC.,

DSSIP, INC.,

LEXINGTON TECHNOLOGY GROUP, INC.

AND

HUDSON BAY MASTER FUND LTD. (AS COMPANY REPRESENTATIVE, AND
SOLELY FOR THE PURPOSES OF SECTIONS 1.16 AND 6.1(E) AND ARTICLE VIII)

Dated as of October 1, 2012

EXHIBITS

EXHIBIT A	Form of Escrow Agreement
EXHIBIT B	Form of Certificate of Merger
EXHIBIT C	Form of Certificate of Designations
EXHIBIT D	Form of $.02 Warrant
EXHIBIT E	Form of New Warrant
EXHIBITS F-1 – F-6	Employment Amendments

Defined terms index

Acceptable NDA	4.2(a)
Action	2.12
Additional Shares	5.13
Affiliates	2.21(a)
Agreement	Preamble
Agreement Press Release	5.1(b)
BCL	Preamble
Business Day	1.2
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	Preamble
Common Stock Exchange Ratio	1.7(a)
Company	Preamble
Company Acquisition Proposal	4.2(e)(i)
Company Board Recommendation	5.1(e)
Company Capital Stock	1.7(c)
Company Certificate	1.7(c)
Company Certificates	1.7(c)
Company Common Stock	1.7(a)
Company Disclosure Schedule	Article II
Company Employee	5.4(a)
Company Employee Plans	2.16(a)
Company Indemnified Person	5.10(b)
Company Intellectual Property	2.20(a)
Company Material Adverse Effect	Article II
Company Material Contracts	2.9(a)
Company Option Plan	1.11(a)
Company Representative	Preamble
Company Special Meeting	5.1(e)
Company Stockholder	1.7(c)
Company Stockholder Approval	2.4(a)
Company Superior Proposal	4.2(e)(ii)
Company Termination Fee	7.3(b)
Company Warrants	2.3(b)
Confidential Information	5.2(b)
Conversion Shares	1.7(b)
DGCL	Preamble
Effective Time	1.3
Equitable Exceptions	2.4(b)
ERISA	2.16(a)
ERISA Affiliate	2.16(a)
Escrow Agent	Preamble
Escrow Agreement	Preamble
Escrow Shares	1.8
Exchange Act	2.21(a)
Exchanged Shares	5.14
GAAP	2.6
Governmental Authority	2.4(d)
Insurance Policies	2.19(a)
Interim Period	4.1(a)
Key Employees	3.13(a)
i

knowledge of the Company	Article II
knowledge of the Parent	Article III
Liens	2.2(d)
Material Permits	2.11(a)
Merger	Preamble
Merger Consideration	1.7(c)
Merger Form 8-K	5.1(b)
Merger Sub	Preamble
Merger Sub Common Stock	1.12
Most Recent Balance Sheet	2.6
Most Recent Balance Sheet Date	2.6
NDA	4.2(a)
New Warrants	1.13
Other Filings	5.1(b)
Parent	Preamble
Parent Acquisition Proposal	4.3(e)(i)
Parent Board Recommendation	5.1(d)
Parent Board Recommendation Change	4.3(c)
Parent Common Stock	1.7(a)
Parent Disclosure Schedule	Article III
Parent Employee Plans	3.22
Parent Indemnified Person	5.9(a)
Parent Material Adverse Effect	Article III
Parent Material Contracts	3.9
Parent Permits	3.10(a)
Parent Preferred Stock	1.7(b)
Parent SEC Reports	3.5(a)
Parent Special Meeting	5.1(d)
Parent Stockholder Approval	3.4(a)
Parent Superior Proposal	4.3(e)(ii)
Parent Termination Fee	7.3(c)
Parent’s Most Recent Balance Sheet	3.6
Parent’s Most Recent Balance Sheet Date	3.6
Parties	Preamble
Party	Preamble
Person	1.18
Personal Property	2.17(b)
Press Release	5.1(b)
Private Placement	5.13
Proxy Statement	2.27
Registration Statement	3.18
Representatives	4.2(a)
Restated Parent Certificate	3.4(a)
Returns	2.15(b)
S-3	5.14
Securities Act	2.2(d)
Series A Stock	1.7(b)
Subsidiary	2.2(f)
Surviving Corporation	1.1
Takeover Laws	4.2(a)
Tax	2.15(a)

ii

AGREEMENT AND PLAN OF MERGER (this “Agreement”), made and entered into as of October 1, 2012 by and among DOCUMENT SECURITY SYSTEMS, INC., a New York corporation (“Parent”), DSSIP, INC., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), LEXINGTON TECHNOLOGY GROUP, INC., a Delaware corporation (the “Company”) and, solely for the purposes of Sections 1.16 and 6.1(e) and Article VIII, Hudson Bay Master Fund Ltd., as representative of the Company Stockholders (the “Company Representative”). Parent, Merger Sub and the Company are sometimes referred to herein each individually as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each declared it to be advisable and in the best interests of each corporation and their respective stockholders that Parent and the Company combine in order to advance their long-term business interests;

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), in accordance with the Business Corporation Law of the State of New York (the “BCL”) and the General Corporation Law of the State of Delaware (the “DGCL”) and the terms and conditions set forth herein, which Merger will result in, among other things, the surviving company becoming a wholly owned subsidiary of Parent and the Company stockholders becoming stockholders of Parent;

WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder;

WHEREAS, as a condition to the willingness of, and an inducement to Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement certain holders of shares of Parent’s Common Stock and the Company Common Stock have entered into voting agreements (the “Voting Agreements”); and

WHEREAS, as a condition to the Closing of the transactions contemplated by this Agreement, Parent, a mutually acceptable escrow agent (the “Escrow Agent”) and the Company Representative shall enter into an Escrow Agreement, in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”), as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1  The Merger.  At the Effective Time (as defined in Section 1.3), in accordance with the DGCL and the terms and conditions of this Agreement, Merger Sub shall be merged with and into the Company. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation in the Merger, shall continue its existence under the DGCL as a wholly owned subsidiary of Parent. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2  Closing.  Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article VII, and subject to the satisfaction or waiver, as the case may be, of the conditions set forth in Article VI, the closing of the Merger and other transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. (eastern standard time) on a date to be mutually agreed upon by the Parties (the “Closing Date”), which date shall be no later than the second Business Day (as defined below) after all the conditions set forth in Article VI (excluding conditions that, by their nature, cannot be satisfied until the Closing) shall have been satisfied or waived in accordance with Section 7.5, unless another time and/or date is agreed to in writing by the Parties. The Closing shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York,

New York 10017. For purposes of this Agreement, “Business Day” shall mean any day on which banks are permitted to be open in New York, New York.

1.3  Effective Time.  Subject to the provisions of this Agreement, on the Closing Date or as soon thereafter as is practicable the Parties shall cause the Merger to become effective by executing and filing in accordance with the DGCL a certificate of merger with the Secretary of State of the State of Delaware in substantially the form of Exhibit B attached hereto (the “Certificate of Merger”), the date and time of such filing, or such later date and time as may be agreed upon by the Parties and specified therein, being hereinafter referred to as the “Effective Time ..”

1.4  Effect of the Merger.  At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5  Certificate of Incorporation and Bylaws of the Surviving Corporation.  From and after the Effective Time and without further action on the part of the Parties, the Certificate of Incorporation and Bylaws of the Company shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

1.6  Directors and Officers.  The persons set forth on Schedule 1.6 shall be shall be the initial directors and officers of the Surviving Corporation immediately following the Effective Time, each to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.

1.7  Conversion of Company Common Stock, Etc.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of the following securities:

(a)  Subject to Section 1.7(b), each share of (i) the Company’s common stock, par value $0.0001 per share (“Company Common Stock”) and (ii) the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock or Series A Stock to be canceled and retired pursuant to Section 1.9) shall be converted automatically into the right to receive that number (expressed as a decimal) of fully paid and non-assessable (A) shares of common stock of Parent, par value $0.02 per share (the “Parent Common Stock”), (B) New Warrants (as more fully set forth in Section 1.13), (C) Escrow Shares (as more fully set forth in Section 1.8) and, as applicable, shares of Parent Series A Convertible Preferred Stock (“Parent Preferred Stock”), determined by multiplying each of (1) 17,250,000 plus the number of Additional Shares (as hereafter defined) and Exchanged Shares (as hereafter defined), if any, (2) 4,859,894 and (3) 7,100,000 by a fraction, the numerator of which shall be one and the denominator of which shall be the sum of (x) the number of shares of Company Common Stock plus (y) the number of shares of Series A Stock, in each case issued and outstanding immediately prior to the Effective Time (such fraction referred to as the “Common Stock Exchange Ratio”); provided, however, that the holders of Series A Stock who meet the Beneficial Ownership Condition (as hereafter defined) shall receive for each share of Series A Stock the same Merger Consideration as outlined above except that such holders shall receive a combination of Parent Common Stock as set forth in Section 1.7(a)(ii)(A) above and Parent Preferred Stock that is convertible into (or if the proposal to authorize Parent Preferred Stock is not approved, $.02 Warrants exercisable for) that number of shares of Parent Common Stock they would have received under Section 1.7(a)(ii)(A) if they had been a holder of Company Common Stock immediately prior to the Effective Time in such amounts that would enable such holders, after giving effect to the Merger, to beneficially own no more than 9.99% of Parent Common Stock upon consummation of the Merger.

(b)  Notwithstanding anything to the contrary set forth herein, upon consummation of the Merger, only those holders of Series A Stock who would, after giving effect to the Merger and receipt of the Merger Consideration, beneficially own more than 9.99% of Parent Common Stock (the “Beneficial

Ownership Condition”) will receive Parent Preferred Stock or $.02 Warrants (as defined below), as applicable. Those holders of Series A Stock who do not meet the Beneficial Ownership Condition and will not receive Parent Preferred Stock or $.02 Warrants in accordance with the previous sentence, will receive Parent Common Stock as contemplated by Section 1.7(a)(ii)(A) and their share of the other types of Merger Consideration in exchange for their Series A Stock based on the Common Stock Exchange Ratio. The Parent Preferred Stock to be issued to the holders of the Company Series A Stock who meet the Beneficial Ownership Condition shall have the rights, preferences and privileges as set forth in the Certificate of Designations as set forth in Exhibit C attached hereto. The shares of Parent Common Stock that are issuable upon conversion of the Parent Preferred Stock are referred to herein as the “Conversion Shares.” If Parent’s stockholders approve the issuance of the Merger Consideration, but do not approve the authorization of the Parent Preferred Stock, then the holders Series A Stock that satisfy the Beneficial Ownership Condition shall receive warrants to purchase Parent Common Stock (the “$.02 Warrants”) in the form attached hereto as Exhibit D hereto and in accordance with the foregoing provisions of this Section 1.7.

(c)  From and after the Effective Time, all shares of Company Common Stock and Series A Stock (together, “Company Capital Stock”) (other than any shares of Company Capital Stock to be canceled and retired pursuant to Section 1.9) shall be deemed canceled and shall cease to exist, and each holder (each, a “Company Stockholder”) of a certificate which previously represented any such share of Company Capital Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”) shall cease to have any rights with respect thereto except for the right to receive the Merger Consideration in accordance with Section 1.16 or as otherwise set forth herein or under applicable law. The holders of Company Capital Stock immediately prior to the Effective Time shall be entitled to receive the Merger Consideration into which the shares of Company Capital Stock held by each of them were converted pursuant to this Section 1.7 upon delivery of the certificates representing such shares of Company Capital Stock to Parent. The shares of Parent Common Stock and Parent Preferred Stock, together with the Additional Shares, Exchanged Shares, Escrow Shares, New Warrants and the $.02 Warrants (if applicable) are collectively referred to herein as the “Merger Consideration.”

1.8  Escrow.  At the Effective Time, Parent shall deposit, or shall cause to be deposited with the Escrow Agent, 7,100,000 shares of Parent Common Stock (the “Escrow Shares”). The Escrow Shares shall be held in an escrow account in accordance with the terms of the Escrow Agreement and be released to the Company Stockholders (pro rata on a fully-diluted basis as of the Effective Time) if and when the closing price per share of Parent Common Stock exceeds $5.00 per share (as adjusted for stock splits, stock dividends and similar events) for 40 trading days within a continuous 90 trading day period following the Closing Date. If within one year following the Closing Date, such threshold is not achieved, the shares of Parent Common Stock constituting the Escrow Shares shall be canceled and extinguished and returned to the treasury of Parent.

1.9  Cancellation of Shares.  At the Effective Time, each share of Company Capital Stock either held in the Company’s treasury or owned by Parent or any direct or indirect wholly owned Subsidiary (as defined in Section 2.2(f)) of Parent or the Company, in each case, immediately prior to the Effective Time, if any, shall be canceled and extinguished without any conversion thereof or payment therefor.

1.10  No Further Ownership Rights in Company Stock.  The Merger Consideration to be issued upon the surrender for exchange of Company Capital Stock in accordance with the terms of this Article I shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Capital Stock under this Article I. If, after the Effective Time, Company Certificates are presented to Parent or Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.11  Company Stock Options and Warrants.  At the Effective Time, there shall be no outstanding options or warrants to purchase capital stock of the Company.

1.12  Capital Stock of Merger Sub.  Each share of common stock of Merger Sub, no par value per share (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, remain outstanding and shall constitute the only outstanding shares of common stock of the Surviving Corporation.

1.13  Issuance of Parent Warrants.  At the Effective Time, Parent will issue to the Company Stockholders (on a pro rata as-converted basis) an aggregate of 4,859,894 warrants to purchase an aggregate of 4,859,894 shares of Parent Common Stock with an exercise price of $4.80 per share and a term of five (5) years after the Closing Date, in the form attached hereto as Exhibit E (the “New Warrants”).

1.14  Adjustments to Exchange Ratios and Share Amounts.  Notwithstanding any other provision of this Agreement, the Common Stock Exchange Ratio, the number of each of the Conversion Shares, the number and exercise price of the New Warrants, the number of Additional Shares (including the purchase price therefor as set forth in Section 5.13(b)), the number of Exchanged Shares, the Escrow Shares and the number and exercise price of the $.02 Warrants, shall not be adjusted, without the prior written consent of the Company and Parent, provided, however, that such Common Stock Exchange Ratio, the number of each of the Conversion Shares, the number and exercise price of the New Warrants, the number of Additional Shares (including the purchase price therefor as set forth in Section 5.13(b)), the number of Exchanged Shares, the Escrow Shares and the number and exercise price of the $.02 Warrants shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Capital Stock occurring on or after the date hereof and prior to the Effective Time.

1.15  No Fractional Shares.  No certificate or scrip representing fractional shares of Parent Common Stock, Parent Preferred Stock, New Warrants or $.02 Warrants shall be issued upon the surrender of Company Certificates for exchange, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock, Parent Preferred Stock, New Warrants or $.02 Warrants (after taking into account all Company Certificates delivered by such holder) shall receive from Parent, in lieu thereof, the next highest number of whole shares of Parent Common Stock, Parent Preferred Stock, New Warrants or $.02 Warrants, as applicable.

1.16  Exchange of Certificates.  As promptly as practicable before or after the Effective Time, Parent (or its designee or exchange agent, if reasonably determined by the parties to be necessary) will send to each Company Stockholder a letter of transmittal (the form of which shall be mutually agreed by and between the Parent and the Company, each acting reasonably) for use in enabling Parent to issue one or more certificates representing the prescribed number of shares of Parent Common Stock or Parent Preferred Stock or New Warrants or $.02 Warrants, as the case may be, to which such Company Stockholder may be entitled as determined in accordance with the provisions of this Agreement. Upon delivery of a duly executed letter of transmittal, such Company Stockholder will be entitled to receive the portion of the Merger Consideration to which such Company Stockholder may be entitled (as determined in accordance with the provisions of this Agreement). It is intended that such letter of transmittal will contain provisions requiring each executing Company Stockholder thereof to (a) acknowledge and agree to be bound by the terms and conditions applicable to the Company Stockholders, including, without limitation Section 1.7 of this Agreement, (b) confirm the appointment of the Company Representative, (c) provide notice and contact information in order for the Escrow Agent to distribute any Escrow Shares to such Company Stockholder in accordance with the terms of the Escrow Agreement, (d) make representations and warranties with respect to ownership of the Company Capital Stock owned or held by such Company Stockholder at that time, and (e) waive all appraisal or dissenter’s rights, in each case, in a form reasonably satisfactory to Parent and as a condition precedent to Parent’s obligation to Merger Consideration to such Company Stockholder.

1.17  No Liability.  Notwithstanding any other provision of this Agreement, none of the Parent or the Surviving Corporation shall be liable to a holder of shares of Company Capital Stock for any Merger Consideration or any amount of cash properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.18  Lost Certificates.  If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to Parent) of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Certificate, the Parent will issue, in exchange for such lost, stolen or destroyed Company Certificate, the applicable portion of the Merger Consideration as contemplated by this Article I. For purposes of this Agreement, “Person” means any natural person, Governmental Authority, corporation, general or limited partnership, limited liability company, joint venture, trust, association or unincorporated entity of any kind.

1.19  Taking of Necessary Action; Further Action.  If, at any time and from time to time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Corporation full right, title and possession of all assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation shall be and are fully authorized and directed, in the name of and on behalf of the Company and Merger Sub, to take, or cause to be taken, all such lawful and necessary action as is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule provided by the Company to Parent on the date hereof and accepted in writing by Parent (the “Company Disclosure Schedule”), the Company, on behalf of itself and its Subsidiaries (as defined in Section 2.2(f)) represents and warrants to Parent that the statements contained in this Article II are true, complete and correct. The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II, and the disclosure in any paragraph shall be deemed to qualify only the corresponding paragraph of this Article II, unless a reasonable person would determine that the disclosure contained in such paragraph contains enough information to qualify or otherwise apply to other paragraphs of this Article II. As used in this Agreement, a “Company Material Adverse Effect” means any change, event or occurrence that has a material adverse effect on the condition (financial or otherwise), business, operations, prospects, properties, assets or liabilities of the Company and its Subsidiaries, taken as a whole; provided, that, none of the following, in and of itself or themselves, nor any effect arising out of or resulting from the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (A) changes, events, occurrences or effects generally affecting the economy or financial, credit, banking, currency, commodities or capital markets generally in the United States or other countries or regions, including changes in currency exchange rates, interest rates, monetary policy or inflation; (B) changes, events, occurrences or effects generally affecting the industries in which the Company and its Subsidiaries conduct operations; (C) changes or prospective changes in law, in applicable regulations of any Governmental Authority, in United States generally accepted accounting principles or other applicable accounting standards or changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (D) any act of God or other calamity, national or international, political or social conditions (including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military or terrorist attack (E) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators; (F) any action taken by the Company or its Subsidiaries that is required by this Agreement or taken at Parent's written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement; or (G) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates. Whenever a representation or warranty made by the Company herein refers to the “knowledge of the Company,” or words to such effect, such knowledge shall be deemed to consist only of the actual knowledge of the executive officers of the Company.

2.1  Organization and Qualification.

(a)  The Company is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of Delaware. The Company is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate and tax good standing in each jurisdiction is listed in Section 2.1(a) of the Company Disclosure Schedule, which is a complete list of all such jurisdictions, where the character of the properties and other assets owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not have a Company Material Adverse Effect. Each such jurisdiction is listed in Section 2.1(a) of the Company Disclosure Schedule.

(b)  The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has made available to Parent true, complete and correct copies of its Certificate of Incorporation and Bylaws, each as amended to date. The Company is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws.

2.2  Subsidiaries.

(a)  Section 2.2(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each Subsidiary of the Company. For purposes of clarification, the Company has only one (1) Subsidiary and accordingly any reference in this Agreement to “Subsidiaries” of the Company or “each Subsidiary” of the Company shall mean only such Subsidiary identified on Section 2.2(a) of the Company Disclosure Schedule.

(b)  Each Subsidiary of the Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Virginia, and is duly qualified or licensed to conduct business, and is in good standing, in each jurisdiction listed in Section 2.2(b) of the Company Disclosure Schedule, which is a complete list of all such jurisdictions, where the character of the properties and other assets owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)  Each Subsidiary of the Company has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has made available to Parent true, complete and correct copies of the Certificate of Incorporation and Bylaws or similar organizational documents of each Subsidiary, each as amended to date. No Subsidiary is in default under or in violation of any provision of its organizational documents.

(d)  Except as set forth on Section 2.2(d) of the Company Disclosure Schedule, all of the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are: (i) duly authorized, validly issued, fully paid, non-assessable; (ii) owned directly by the Company free and clear of all liens, claims, security interests, pledges and encumbrances of any kind or nature whatsoever (collectively, “Liens”); and (iii) free of any restriction, including, without limitation, any restriction which prevents the payment of dividends to the Company or any other Subsidiary of the Company, or which otherwise restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest, other than restrictions under the Securities Act of 1933, as amended (the “Securities Act”) and state securities laws. Except as set forth on Section 2.2(d) of the Company Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of the Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company. Except as set forth on Section 2.2(d) of the Company Disclosure Schedule, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company.

(e)  The Company does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association which is not set forth on Section 2.2(e) of the Company Disclosure Schedule.

(f)  For purposes of this Agreement, the term “Subsidiary” means, with respect to any Person, any corporation, limited liability company, or other organization, whether incorporated or unincorporated, of which: (i) such Person (or any other Subsidiary of such Person) is a general partner (excluding partnerships, the general partnerships of which held by such Person or Subsidiary of such Person do not have a majority of the voting interest of such partnership); or (ii) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors, managers, or others performing similar functions with respect to such corporation, limited liability company, or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

2.3  Capital Structure.

(a)  The authorized Company Capital Stock consists of (i) 100,000,000 shares of Company Common Stock; and (ii) 29,000,000 shares of Series A Stock.

(b)  As of the date hereof: (i) 13,736,766 shares of Company Common Stock are issued and outstanding; (ii) 29,000,000 shares have been designated as Series A Stock, of which 18,039,441 shares are issued and outstanding, and 18,039,441 shares of Company Common Stock are duly reserved for future issuance pursuant to conversions thereunder; (iii) no shares of Company Common Stock are held in the treasury of the Company; and (iv) no shares of Company Common Stock are reserved for future issuance upon exercise of options or warrants to purchase shares of the Company Capital Stock. Except as described above, as of the date hereof, there are no shares of voting or non-voting capital stock, equity interests or other securities of the Company authorized, issued, reserved for issuance or otherwise outstanding. Section 2.3(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all holders of Company Capital Stock as of the date hereof indicating the number and class or series of Company Capital Stock held by each of them and, for holders of Series A Stock, the number of shares of Company Common Stock (if any) into which such Series A Stock is convertible, it being acknowledged and agreed by the parties that it is anticipated that the holders of the Series A Stock may convert into Company Common Stock and a number of them are expected to do so on or prior to the Effective Time.

(c)  All outstanding shares of Company Capital Stock are, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any kind of preemptive, subscription or of similar rights, and were or will be issued in compliance in all material respects with all applicable federal and state securities laws.

(d)  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which the Company stockholders may vote. Except as set forth on Section 2.3(d) of the Company Disclosure Schedule or as described in subsection (b) above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which the Company is a party or bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any agreement to issue, grant or extend any security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as set forth in Section 2.3(d) of the Company Disclosure Schedule and as contemplated by Section 5.14, neither the Company nor its Subsidiaries is subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan or capital contribution) to or in any Person.

(e)  There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock (or options to acquire any such shares) or other security or equity interest of the Company. Except as set forth in Section 2.3(e) of the Company Disclosure

Schedule, there are no stock-appreciation rights, security-based performance units, phantom stock or other security rights or other agreements, arrangements, commitments or understandings of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or its Subsidiaries or assets or calculated in accordance therewith or to cause the Company or its Subsidiaries to file a registration statement under the Securities Act, or which otherwise relate to the registration of any securities of the Company or its Subsidiaries.

(f)  Except as set forth in Section 2.3(f) of the Company Disclosure Schedule, there are no voting trusts, proxies or other agreements, arrangements, commitments or understandings of any character to which the Company or its Subsidiaries or, to the knowledge of the Company, is a party or by which the Company is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Company or its Subsidiaries.

2.4  Authority; No Conflict; Required Filings.

(a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby, have been duly authorized by all corporate action on the part of the Company and no other corporate proceedings are necessary other than, with respect to this Agreement and the Merger, the approval and adoption by the affirmative vote each of (i) the holders of a majority of the outstanding Company Common Stock together with the holders of a majority of the outstanding shares of Series A Stock, voting as a single class; and (ii) the holders of a majority of the outstanding shares of Series A Stock, voting separately as a class in accordance with the DGCL and the Company’s Certificate of Incorporation (collectively, the “Company Stockholder Approval”).

(b)  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject only to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally; (ii) general equitable principles (whether considered in a proceeding in equity or at law); (iii) an implied covenant of good faith and fair dealing; and (iv) the extent that any provision relating to indemnity and/or contribution is contrary to law or public policy as interpreted or applied by any court or governmental agency (collectively, the “Equitable Exceptions”).

(c)  The execution and delivery of this Agreement do not, and the performance by the Company of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, or require the consent of any Person to, or result in the creation of any Liens in or upon any of the properties or other assets of the Company or its Subsidiaries under any provision of: (i) the Certificate of Incorporation, Bylaws of the Company or other equivalent organizational documents of any of its Subsidiaries; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise, statute, law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to the Company or its Subsidiaries, or by which any of their respective properties or assets may be bound or affected; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which the Company or its Subsidiaries is a party or by which any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that could not, individually or in the aggregate, reasonably be expected to (x) result in a Company Material Adverse Effect or (y) impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis.

(d)  No consent, approval, order or authorization of, or registration, declaration or filing with, any government, governmental, statutory, regulatory or administrative authority, agency, body or commission or any court, tribunal or judicial body, whether federal, state, local or foreign (each, a “Governmental Authority”) is required by or with respect to the Company or its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; and (ii) such consents, approvals, orders or authorizations, or registrations, declarations or filings which if not obtained or made, could not reasonably be expected to (A) result in a Company Material Adverse Effect or (B) impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis.

2.5  Board Approval; Required Vote.

(a)  The Board of Directors of the Company has, by written consent: (i) approved and declared advisable this Agreement; (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders; (iii) recommended to the Company stockholders (A) the approval of the Merger and the other transactions contemplated hereby and (B) the approval and adoption of this Agreement; and (iv) directed that this Agreement be submitted to the Company stockholders for their approval and adoption.

(b)  The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement, the Merger or the other transactions contemplated hereby.

2.6  Financial Statements and Information.  The Company has previously made available to Parent true, complete and correct copies of its (i) balance sheet and the related consolidated statements of income, changes in stockholders’ equity, and cash flow for the fiscal quarter ended June 30, 2012 (the “Most Recent Balance Sheet Date”) (including the notes thereto, the “Most Recent Balance Sheet”), and the related consolidated statements of income, changes in stockholders’ equity, and cash flow as of the Most Recent Balance Sheet Date, including in each case the notes thereto. Such financial statements and notes (i) fairly present the consolidated financial condition and the results of operations, changes in stockholders’ equity and cash flow of the Company and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, all in accordance with generally accepted accounting principles (“GAAP”), subject, in the case of interim financial statements, to normal recurring and non-material year-end adjustments; (ii) contain and reflect all necessary adjustments, accruals, provisions and allowances for a fair presentation of its financial condition and the results of its operations for the periods covered by such financial statement; and (iii) to the extent applicable, contain and reflect adequate provisions for all reasonably anticipated liabilities for all Taxes (as defined in Section 2.15) with respect to the periods then ended and all prior periods. The financial statements referred to in this Section 2.6 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements.

2.7  Absence of Undisclosed Liabilities; Cash.  Except as set forth on Section 2.7 of the Company Disclosure Schedule, the Company and its Subsidiaries do not have any liabilities or obligations required to be accrued under GAAP. At the Effective Time, the Company and its Subsidiaries (a) will have at least $7,500,000 in cash on hand (which, for purposes of calculating such amount, shall include the amount of Professional Fees (as defined in Section 5.13) paid prior to the Effective Time), (b) shall have no liabilities or obligations required to be accrued under GAAP (except those set forth on Section 2.7 of the Company Disclosure Schedule), (c) shall have no indebtedness for borrowed money, and (d) shall be solvent, able to pay each of its indebtedness as it matures and have capital sufficient to carry on each of its businesses.

2.8  Absence of Certain Changes or Events.  Since the Most Recent Balance Sheet Date, except in connection with the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, and there has not been: (i) any action, event or occurrence which has had, or could reasonably be expected to result in, a Company Material Adverse Effect; (ii) any action, event or occurrence which has had a loss or liability to the Company except as set forth in Section 2.7 or (iii) any other action, event or occurrence that would have required the consent of Parent pursuant to Section 4.1 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9  Agreements, Contracts and Commitments.

(a)  Section 2.9(a) of the Company Disclosure Schedule set forth each agreement (or series of related agreements), contract or commitment (whether written or oral) to which the Company or its Subsidiaries is a party that (i) provides for payments to third parties which cannot be terminated by the Company without penalty or payment upon notice of thirty (30) days or less; (ii) grants any third party rights to license, market or sell any of the Company’s or its Subsidiaries products or services; (iii) grants any third party “most favored nation” pricing status; (iv) establishes a partnership or joint venture; (vi) creates, incurs, assumes or guarantees any obligation or indebtedness; (v) creates a security interest in, or allows for the transfer of, any assets of the Company or its Subsidiaries, whether tangible or intangible; (vii) provides for employment or consulting; (viii) involves any officer, director, stockholder or Affiliate (as defined in Section 2.21(a)) of the Company except for that certain Non-Binding Term Sheet between Parent and the Company dated July 17, 2012 and the NDA (as defined below); (ix) imposes upon the Company or its Subsidiaries any obligation of confidentiality, non-competition or non-solicitation; (x) requires the Company or its Subsidiaries to indemnify any party thereto; (xi) could reasonably be expected to result in a Company Material Adverse Effect in the event of default or termination of such agreement; and (xii) any other agreement which was not entered into in the ordinary course of business (collectively, the “Company Material Contracts”).

(b)  Neither the Company nor its Subsidiaries has breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any Company Material Contract in such a manner as would permit any other party thereto to cancel or terminate the same or to collect material damages from the Company or its Subsidiaries.

(c)  Each Company Material Contract that has not expired or otherwise been terminated in accordance with its terms is valid, binding, enforceable and in full force and effect and, to the knowledge of the Company, no other party to such contract is in default in any material respect.

(d)  The Company has made available to Parent a true, complete and correct copy of each agreement listed in Section 2.9(a) of the Company Disclosure Schedule.

2.10  Compliance with Laws.  Each of the Company and its Subsidiaries has at all times complied with all federal, state, local and foreign statutes, laws and regulations, and is not in violation of, and has not received any written claim or notice of violation of, any such statutes, laws and regulations with respect to the conduct of its business or the ownership and operation of its properties and other assets, except for such instances of non-compliance or violation, if any, which could not reasonably be expected to result in a Company Material Adverse Effect.

2.11  Material Permits.

(a)  Section 2.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all federal, state, local and foreign governmental licenses, permits, franchises and authorizations issued to or held by the Company or its Subsidiaries (collectively, the “Material Permits”).

(b)  Each of the Company and its Subsidiaries is in compliance in all material respects with the terms and conditions of the Material Permits.

(c)  Each Material Permit is in full force and effect and no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of the Company, threatened, which seeks to revoke or limit any Material Permit.

(d)  The rights and benefits of each Material Permit will be available to the Surviving Corporation and its Subsidiaries immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries immediately prior to the Effective Time.

2.12  Litigation.  Except as set forth in Section 2.12 of the Company Disclosure Schedule, there is no suit, action, arbitration, claim, governmental or other proceeding (collectively, “Action”) pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries.

2.13  Restrictions on Business Activities.  Other than as contemplated by this Agreement, there is no agreement, judgment, injunction, order or decree binding upon or otherwise applicable to the Company or its Subsidiaries which has, or could reasonably be expected to have, the effect of prohibiting or materially impairing (i) any current or reasonably foreseeable business practice of the Company or its Subsidiaries; or (ii) any acquisition of any Person or property by the Company or its Subsidiaries.

2.14  Employees.

(a)  Section 2.14(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all employees of the Company and its Subsidiaries, along with their position and actual rate of compensation. To the knowledge of the Company, no employee or group of employees has any plans to terminate employment with the Company or its Subsidiaries.

(b)  Neither the Company nor its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c)  Except as set forth in Section 2.14(c) of the Company Disclosure Schedule; neither the Company nor its Subsidiaries is a party to any written or oral: (i) union or collective bargaining agreement; (ii) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; (iii) agreement with any current or former employee of the Company or its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of cash compensation in excess of $100,000 per annum; or (iv) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

2.15  Taxes.

(a)  For purposes of this Agreement, a “Tax” means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Taxes of a predecessor entity.

(b)  The Company and its Subsidiaries have accurately prepared and have or will timely, including within extended deadlines, file all federal, state, local and foreign returns, estimates, information statements and reports required to be filed by it (collectively, “Returns”) relating to any and all Taxes or any foreign financial accounts or foreign financial assets concerning or attributable to the Company or its Subsidiaries or to their operations, and all such Returns are or will be, to the knowledge and belief of the signer, true, complete and correct in all material respects. Copies of all such returns have been previously provided to Parent or will be provided to Parent when filed.

(c)  Each of the Company and its Subsidiaries: (i) has paid all Taxes it is obligated to pay as reflected on the Returns or otherwise; and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise.

(d)  There is no Tax deficiency outstanding, proposed or assessed against the Company or its Subsidiaries that is not accurately reflected as a liability on the Most Recent Balance Sheet, nor has the Company or its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(e)  Neither the Company nor its Subsidiaries has any liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise.

(f)  Except as listed in Section 2.15 of the Company Disclosure Schedule, neither the Company nor its Subsidiaries is a party to any agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor that, individually or collectively with any other such contracts, would reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) the Code (or any comparable provision of state or foreign tax laws) or result in the imposition of an excise tax under Section 4999 of the Code.

(g)  Neither the Company nor its Subsidiaries is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract or agreement that obligates the Company or any of its Subsidiaries to make any payment computed by reference to the Tax, taxable income or table loss of any person.

2.16  Employee Benefit Plans.

(a)  Neither the Company nor the Subsidiary participates in any employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or any bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all unexpired severance agreements (pursuant to which any payments are still due and payable by the Company), written or otherwise (together, the “Company Employee Plans”), for the benefit of, or relating to, any current or former employee of the Company or its Subsidiaries or any trade or business (whether or not incorporated) which is a member or which is under common control with the Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”).

(b)  No contracts or other agreements provide for any gross-up payments for any current or former employee or other service provider of the Company or any of its Subsidiaries to cover any liability for tax under Section 4999 or 409A of the Code or similar laws, including state laws.

(c)  Each Company Employee Plan is in good faith compliance in all material respects, both in form and operation, with the requirements of Section 409A.

2.17  Tangible Assets.

(a)  Each of the Company and its Subsidiaries owns or leases all tangible assets necessary for the conduct of its businesses as currently conducted and as is reasonably foreseeable to be conducted. Each such tangible asset is in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(b)  Section 2.17(b) of the Company Disclosure Schedule sets forth (i) a true, complete and correct list of all items of tangible personal property owned by the Company or its Subsidiaries as of the date hereof, or not owned by the Company or its Subsidiaries but in the possession of or used in the business of the Company or its Subsidiaries with a book value in excess of $10,000 (the “Personal Property”); and (ii) a description of the owner of, and any agreement relating to the use of, each item of Personal Property not owned by the Company or its Subsidiaries and the circumstances under which such Personal Property is used.

(c)  Each item of Personal Property not owned by the Company or its Subsidiaries is in such condition that upon the return of such property to its owner in its present condition at the end of the relevant lease term or as otherwise contemplated by the applicable agreement between the Company or its Subsidiaries and the owner or lessor thereof, the obligations of the Company or its Subsidiaries to such owner or lessor will be discharged.

(d)  Immediately after the Effective Time, the tangible assets owned or leased by the Surviving Corporation and/or its Subsidiaries, together with its intangible assets, when utilized by a labor force substantially similar to that employed by the Company and its Subsidiaries on the date hereof, will be adequate to conduct the business and operations of the Surviving Company and its Subsidiaries as currently conducted by the Company.

2.18  Real Property Leases.  Section 2.18 of the Company Disclosure Schedule sets forth all real property leases or subleases or license agreements for the use of real property to or by the Company or its Subsidiaries, including the term of such lease, any extension and expansion options and the rent payable under it. The Company has made available to the Parent true, complete and correct copies of the leases and subleases (as amended to date) listed in Section 2.18 of the Company Disclosure Schedule. With respect to each agreement listed in Section 2.18 of the Company Disclosure Schedule:

(i)  the agreement is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(ii)  neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or its Subsidiaries or, to the knowledge of Company, any other under such agreement;

(iii)  neither the Company nor its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any lease, sublease or license; and

(iv)  there are no Liens, easements, covenants or other restrictions applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the Intended Use or the occupancy by the Company or its Subsidiaries of the property subject thereto.

2.19  Insurance.

(a)  Section 2.19(a) of the Company Disclosure Schedule sets forth each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or its Subsidiaries is a party (the “Insurance Policies”). The Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Company and its Subsidiaries would, in accordance with good business practice, customarily insure. All premiums due and payable under the Insurance Policies have been paid on a timely basis and the Company and its Subsidiaries are in compliance in all material respects with all other terms thereof. True, complete and correct copies of the Insurance Policies have been made available to Parent.

(b)  There are no material claims pending as to which coverage has been questioned, denied or disputed. Neither the Company nor its Subsidiaries has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has the Company or its Subsidiaries received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

2.20  Intellectual Property.

(a)  Among them, the Company and its Subsidiaries have all right, title and interest in and to all patents and applications for patent set forth on Section 2.20(b) of the Company Disclosure Schedule (collectively, the “Company Intellectual Property” ). None of the Company Intellectual Property is the subject of any pending or, to the knowledge of the Company and its Subsidiaries, threatened or otherwise contemplated suit, action, proceeding, claim or challenge, and the Company and its Subsidiaries are unaware of any basis therefor. None of the Company Intellectual Property is subject to any outstanding injunction, judgment, final order, decree, ruling, settlement or Liens except as set forth in Section 2.20(a) of the Company Disclosure Schedule. None of the Company Intellectual Property, to the knowledge of the Company and its Subsidiaries, infringes, violates, interferes with, misappropriates or transgresses upon any right, title or interest of any third party in a manner that full enjoyment of the Company Intellectual Property cannot be had by Parent, Merger Sub and Parent’s Subsidiaries following the contemplated Merger.

(b)  Section 2.20(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of each patent and patent application owned by the Company or any of its Subsidiaries. All patents which are held by the Company or any of its Subsidiaries and which are material to the business of the Company or any of its Subsidiaries are presumed valid pursuant to 35 U.S.C. 282. No allegation or other contention of invalidity or unpatentability of such scheduled patents and applications has come to the attention of the Company or any of its Subsidiaries, and to the Company’s and its Subsidiaries’ knowledge none of such patents and applications is invalid, undeserving of patent-grant, unenforceable, or otherwise impaired in a manner that full enjoyment thereof cannot be had by Parent, Merger Sub and Parent’s Subsidiaries following the contemplated Merger.

(c)  Except as set forth on Section 2.20(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any license, sublicense, other agreement, or grant of rights or permission to a third party that provides any revenue to the Company or any Subsidiary, that gives rise to any obligations or potential liabilities of the Company or its Subsidiaries, or that relates to the Company Intellectual Property or any part thereof.

2.21  Additional Tax Matters.

(a)  Neither the Company nor, to the knowledge of the Company, any of its affiliates (“Affiliates”), as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), knows of any fact or has taken or agreed to take any action, failed to take any action or is aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

(b)  Section 2.21(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Persons who, to the knowledge of the Company, may be deemed to be Affiliates of the Company, excluding its Subsidiaries but including all directors and executive officers of the Company as of the date hereof.

2.22  Continuity of Business Enterprise.  The Company operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Reg. §1.368-1(d).

2.23  Certain Business Practices.  Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee or agent of the Company or Affiliate thereof has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

2.24  Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Company or its Subsidiaries.

2.25  Interested Party Transactions.  Since January 1, 2011, no event has occurred that would be required to be reported by the Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if the Company and its Subsidiaries were required to report such information in periodic reports pursuant to the Exchange Act, except for Affiliates of the Company that have made, or may make, investments in the Company.

2.26  Books and Records.  The minute books and other similar records of the Company and each of its Subsidiaries contains true, complete and correct records of all actions taken at any meetings of the Company stockholders or its Subsidiaries, Board of Directors or any committee thereof and of all written consents in lieu of the holding of any such meeting. The books and records of the Company and its Subsidiaries accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company or such Subsidiary and have been maintained in accordance with good business and bookkeeping practices.

2.27  Brokers.  No broker, financial advisor, investment banker or other Person is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

2.28  Proxy Statement.  The information regarding the Company and the Company Subsidiaries supplied by the Company for inclusion in the Registration Statement (and any amendment or supplement thereto), at the time the Registration Statement (and any amendment or supplement thereto) is filed, at the time the Registration Statement (and any amendment or supplement thereto) is declared effective by the SEC and at the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information regarding the Company and the Company Subsidiaries supplied by the Company for inclusion in the proxy statement to be sent to Parent’s stockholders in connection with the solicitation of proxies in favor of the approval of the issuance of shares of Parent Common Stock pursuant to this Agreement (and any amendment or supplement thereto) (the “Proxy Statement”), at the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to Parent stockholders and at the time of the Parent Special Meeting (or any adjournment or postponement thereof), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 2.28 will not apply to statements or omissions included in the Proxy Statement (and, in each case, any amendment or supplement thereto) based upon information regarding Parent supplied to the Company in writing by Parent for use therein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedule provided by Parent to the Company on the date hereof and accepted in writing by the Company (the “Parent Disclosure Schedule”), Parent, on behalf of itself and its Subsidiaries, represents and warrants to the Company that the statements contained in this Article III are true, complete and correct. The Parent Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III, and the disclosure in any paragraph shall be deemed to qualify only the corresponding paragraph of this Article III, unless a reasonable person would determine that the disclosure contained in such paragraph contains enough information to qualify or otherwise apply to other paragraphs of this Article III. As used in this Agreement, a “Parent Material Adverse Effect” means any change, event or occurrence that has a material adverse effect on the condition (financial or otherwise), business, operations, prospects, properties, assets or liabilities of the Parent and its Subsidiaries, taken as a whole; provided, that, none of the following, in and of itself or themselves, nor any effect arising out of or resulting from the following shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred or may, would or could occur: (A) changes, events, occurrences or effects generally affecting the economy or financial, credit, banking, currency, commodities or capital markets generally in the United States or other countries or regions, including changes in currency exchange rates, interest rates, monetary policy or inflation; (B) changes, events, occurrences or effects generally affecting the industries in which the Parent and its Subsidiaries conduct operations; (C) changes or prospective changes in law, in applicable regulations of any Governmental Authority, in United States generally accepted accounting principles or other applicable accounting standards or changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (D) any act of God or other calamity, national or international, political or social conditions (including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military or terrorist attack (E) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators; (F) any action taken by the Parent or its Subsidiaries that is required by this Agreement or taken at Company's written request, or the failure to take any action by the Parent or its Subsidiaries if that action is prohibited by this Agreement; or (G) any change resulting or arising from the identity of, or any facts or circumstances relating to the Company or its Subsidiaries or their respective Affiliates. Whenever a representation or warranty made by the Parent herein refers to the “knowledge of the Parent,” or words to such effect, such knowledge shall be deemed to consist only of the actual knowledge of the executive officers of the Parent or Merger Sub.

3.1  Organization and Qualification.  Parent is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of New York. Except as set forth on Section 3.1 of the Parent Disclosure Schedule, Parent is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate and tax good standing, under the laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not have a Parent Material Adverse Effect. Parent has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Parent has made available to the Company true, complete and correct copies of its certificate of incorporation and Bylaws, each as amended to date. Parent is not in default under or in violation of any provision of its certificate of incorporation or Bylaws.

3.2  Subsidiaries.  Except as set forth on Section 3.2 of the Parent Disclosure Schedule, Exhibit 21 to Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 sets forth a true, complete and correct list of each Subsidiary of Parent that is a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X).

3.3  Capital Structure.

(a)  The authorized capital stock of Parent consists of (i) as of the date hereof and as of immediately prior to the Closing Date, 200,000,000 shares of Parent Common Stock; and (ii) as of the Closing Date, if approved by Parent’s stockholders up to 15,000,000 shares of preferred stock, $0.02 par value per share.

(b)  As of the close of business on the date hereof and as of immediately prior to the Closing: (i) 21,705,967 shares of Parent Common Stock were issued and outstanding; (ii) no shares of preferred stock were issued or outstanding; (iii) no shares of Parent Common Stock were held in the treasury of Parent; (iv) 3,120,000 shares of Parent Common Stock were duly reserved for future issuance pursuant to stock options granted pursuant to Parent’s Amended and Restated 2004 Employee Stock Option Plan; (v) 500,000 shares of Parent Common Stock were duly reserved for future issuance pursuant to stock options granted pursuant to Parent’s Amended and Restated 2004 Non-Executive Director Stock Option Plan and (vi) 2,214,313 shares of Parent Common Stock were duly reserved for future issuance pursuant to warrants issued by Parent. Except as described above, as of such date, there were no shares of voting or non-voting capital stock, equity interests or other securities of Parent authorized, issued, reserved for issuance or otherwise outstanding provided that up to 833,333 shares and 300,000 options may be issued as contemplated by Section 4.1 (ii) (A) and (C).

(c)  All outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock and Parent Preferred Stock to be issued in connection with the Merger (including shares of Parent Common Stock underlying the New Warrants and $.02 Warrants, if applicable) and the New Warrants and the $.02 Warrants, if applicable will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any kind of preemptive, subscription or similar rights and were or will be issued in compliance in all material respects with all applicable federal and state securities laws.

3.4  Authority; No Conflict; Required Filings.

(a)  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby, have been duly authorized by all corporate action on the part of Parent and Merger Sub and no other corporate proceedings are necessary other than, with respect to the Merger, the approval and adoption of this Agreement, including, without limitation, the issuance of the Merger Consideration, which requires the affirmative vote of the holders of Parent Common Stock attending the meeting and entitled to vote thereon, and the adoption of amendments to the certificate of incorporation, which, if approved by Parent’s stockholders, shall, among other things, (i) authorize Parent Preferred Stock up to 15,000,000 shares and establish the associated rights and preferences thereof, and (ii) institute a staggered board of directors (the “Staggered Board” and, collectively with the amendments referred to in (i), the “Amendments”); and, in each case, which requires the affirmative vote of the holders of outstanding shares of Parent Common Stock (collectively, the “Parent Stockholder Approvals”).

(b)  The Board of Directors of each of Parent and Merger Sub has, at meetings duly called and held, by unanimous vote of their respective directors: (i) approved and declared advisable this Agreement; (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Parent and its stockholders; (iii) in the case of the Board of Directors of the Parent, resolved to recommend to the Parent stockholders (A) the approval of the Merger and the other transactions contemplated hereby, (B) the approval and adoption of this Agreement, (C) the adoption of the Amendments and (D) the issuance of the Parent Common Stock as contemplated herein; (v) resolved that any applicable “takeover” statute, regulation or law be rendered inapplicable to the transactions contemplated hereby, including, without limitation, the Merger, and (v) directed that this Agreement be submitted to the Parent stockholders for their approval and adoption. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject only to the Equitable Exceptions.

(c)  Except as set forth in Section 3.4(c) of the Parent Disclosure Schedule, the execution and delivery of this Agreement do not, the performance by either Parent or Merger Sub of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, or require the consent of any Person, or result in the creation of any Liens in or upon any of the properties or other assets of Parent or any of its Subsidiaries under any provision of: (i) the Certificate of Incorporation, Bylaws or other equivalent organizational documents of Parent or any of its Subsidiaries; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise, statute, law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to Parent or any of its Subsidiaries, or by which any of their respective properties or assets may be bound or affected; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that could not, individually or in the aggregate, reasonably be expected to result in (x) a Parent Material Adverse Effect or (y) impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis.

(d)  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger or other transactions contemplated hereby except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; (ii) compliance with any applicable requirements under the Securities Act; (iii) compliance with any applicable requirements under the Exchange Act;

(iv) compliance with any applicable state securities, takeover or so-called “Blue Sky” Laws; (v) compliance with any applicable requirements of the Financial Industry Regulatory Authority, Inc., the NYSE MKT or other exchange on which the Parent Common Stock is traded; and (vi) such consents, approvals, orders or authorizations, or registrations, declarations or filings which if not obtained or made, could not reasonably be expected to (A) result in a Parent Material Adverse Effect; or (B) impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis.

3.5  SEC Filings; Financial Statements.

(a)  Parent has timely filed all forms, reports and documents required to be filed by Parent with the SEC since January 1, 2009, including, without limitation, all exhibits required to be filed therewith, and has made available to the Company true, complete and correct copies of all of the same so filed (including any forms, reports and documents filed after the date hereof, the “Parent SEC Reports”), other than the unredacted version of documents for which confidential treatment has been granted by the SEC or for which such treatment has been applied and is pending. The Parent SEC Reports: (i) at the time filed complied (or will comply when filed, as the case may be) in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act; and (ii) did not at the time they were filed (or, if later filed, amended or superseded, then on the date of such later filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

(b)  Except as set forth in Section 3.5(b) of the Parent Disclosure Schedule, each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports, complied or will comply, as the case may be, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as permitted by Form 10-Q promulgated by the SEC, and fairly presented or will fairly present, as the case may be, in all material respects, the consolidated financial position of Parent and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods therein indicated, except, in the case of the unaudited interim financial statements for the absence of footnotes and normal year-end adjustments which were not and will not be material in amount.

3.6  Absence of Undisclosed Liabilities; Cash.  Parent and its Subsidiaries do not have any liabilities or obligations, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, other than: (i) liabilities reflected or reserved against on the balance sheet contained in Parent’s Quarterly Report on Form 10-Q (the “Parent’s Most Recent Balance Sheet”) for the quarter ended June 30, 2012 (the “Parent’s Most Recent Balance Sheet Date”); (ii) obligations under any Parent Material Contract (as defined in Section 3.8); (iii) liabilities or obligations incurred since Parent’s Most Recent Balance Sheet Date in the ordinary course of business, consistent with past practice in both type and amount; and (iv) liabilities or obligations not required to be reported by GAAP. Parent and its Subsidiaries (taken as a whole) are solvent, able to pay each of its indebtedness as they mature and have capital sufficient to carry on each its businesses.

3.7  Absence of Certain Changes or Events.  Since Parent’s Most Recent Balance Sheet Date, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and there has not been any action, event or occurrence which (i) except as otherwise set forth in Section 3.7 of the Parent Disclosure Schedule, would require disclosure in a periodic report filed pursuant to the Exchange Act; (ii) has had, or could reasonably be expected to result in, a Parent Material Adverse Effect; (iii) any action, event or occurrence which has had a loss or liability to Parent in excess of $500,000 or (iv) any other action, event or occurrence that would have required the consent of Company pursuant to Section 4.1 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.8  Compliance with Laws.  Each of Parent and its Subsidiaries has at all times complied with all federal, state, local and foreign statutes, laws and regulations, and is not in violation of, and has not received any written claim or notice of violation of, any such statutes, laws and regulations with respect to the conduct of its business or the ownership and operation of its properties and other assets, except for such instances of non-compliance or violation, if any, which could not reasonably be expected to result in a Parent Material Adverse Effect.

3.9  Agreements, Contracts and Commitments.  Parent has made available to the Company true, complete and correct copies of each agreement, contract or commitment that (i) is required to be filed as an exhibit to, or otherwise incorporated by reference in, the Parent SEC Reports pursuant to Regulation S-K; or (ii) except as otherwise set forth in Section 3.9 of the Parent Disclosure Schedule, which has been entered into by Parent or any of its Subsidiaries since Parent’s Most Recent Balance Sheet Date and is required to be filed by Parent with the SEC pursuant to Item 601(a)(1) of Regulation S-K (collectively, the “Parent Material Contracts”).

(a)  Neither Parent nor any of its Subsidiaries has breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any Parent Material Contract in such a manner as would permit any other party thereto to cancel or terminate the same or to collect material damages from Parent or any of its Subsidiaries.

(b)  Each Parent Material Contract that has not expired or otherwise been terminated in accordance with its terms is valid, binding, enforceable and in full force and effect and, to the knowledge of the Parent, no other party to such contract is in default in any material respect.

3.10  Material Permits.

(a)  Section 3.10(a) of the Parent Disclosure Schedule sets forth a true, complete and correct list of all material federal, state, local and foreign governmental licenses, permits, franchises and authorizations issued to or held by Parent or its Subsidiaries (collectively, the “Parent Permits”).

(b)  Each of the Parent and its Subsidiaries is in compliance in all material respects with the terms and conditions of the Parent Permits.

(c)  Each Parent Permit is in full force and effect and no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of the Parent, threatened, which seeks to revoke or limit any Parent Permit.

(d)  The rights and benefits of each Parent Permit will be available to the Surviving Corporation and/or its Subsidiaries immediately after the Effective Time on terms substantially identical to those enjoyed by the Parent and its Subsidiaries immediately prior to the Effective Time.

3.11  Litigation.  Except as set forth in Section 3.11 of the Parent Disclosure Schedule, there is no Action pending or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries which, if decided adversely would (i) be considered reasonably likely to result in (A) a Parent Material Adverse Effect or (B) damages payable by Parent or any of its Subsidiaries in excess of $500,000 in the aggregate; or (ii) otherwise impair in any material respect the ability of the Parties to consummate the Merger and other transactions contemplated by this Agreement on a timely basis.

3.12  Restrictions on Business Activities.  Other than as contemplated by this Agreement, there is no agreement, judgment, injunction, order or decree binding upon or otherwise applicable to the Parent or its Subsidiaries which has, or could reasonably be expected to have, the effect of prohibiting or materially impairing (i) any current or reasonably foreseeable business practice of the Parent or its Subsidiaries; or (ii) any acquisition of any Person or property by the Parent or its Subsidiaries.

3.13  Employees.

(a)  Section 3.13(a) of the Parent Disclosure Schedule sets forth a true, complete and correct list of all key employees of the Parent and its Subsidiaries (the “Key Employees”), along with their position and actual annual rate of compensation. Except as set forth on Section 3.13(a) of the Parent Disclosure Schedule, all Key Employees have entered into nondisclosure/assignment of inventions agreements with the Parent or its Subsidiaries, true, complete and correct copies of which have previously been delivered to the Company. To the knowledge of Parent, no Key Employee or group of employees has any plans to terminate employment with the Parent or its Subsidiaries.

(b)  Except as set forth in Section 3.13(b) of the Parent Disclosure Schedule, neither the Parent nor its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c)  Except as set forth in Section 3.13(c) of the Parent Disclosure Schedule, neither the Parent nor its Subsidiaries is a party to any written or oral: (i) union or collective bargaining agreement; (ii) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; (iii) agreement with any current or former employee of the Parent or its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $350,000 per annum; or (iv) agreement or plan the benefits of which will be increased, or (except with respect to acceleration of certain outstanding options) the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

3.14  Taxes.

(a)  The Parent and its Subsidiaries have accurately prepared and have or will timely, including within extended deadlines, file all Returns relating to any and all Taxes concerning or attributable to the Parent or its Subsidiaries or to their operations, and all such Returns are or will be, to the knowledge and belief of the signer, true, complete and correct in all material respects. Copies of all such returns have been previously provided to the Company or will be provided to the Company when filed.

(b)  Each of the Parent and its Subsidiaries: (i) has paid all Taxes it is obligated to pay as reflected on the Returns or otherwise; and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise.

(c)  There is no Tax deficiency outstanding, proposed or assessed against the Parent or its Subsidiaries that is not accurately reflected as a liability on the Most Recent Balance Sheet, nor has the Parent or its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d)  Neither the Parent nor its Subsidiaries has any liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for as reflected in the Parent SEC Reports, whether asserted or unasserted, contingent or otherwise.

(e)  Neither the Parent nor its Subsidiaries is a party to any agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor that, individually or collectively with any other such contracts, would reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) the Code (or any comparable provision of state or foreign tax laws)) or result in the imposition of an excise tax under Section 4999 of the Code.

(f)  Neither the Parent nor its Subsidiaries is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract or agreement that obligates the Parent or any of its Subsidiaries to make any payment computed by reference to the Tax, taxable income or table loss of any person.

3.15  Intellectual Property.

(a)  Except as set forth on Section 3.15(a) of the Parent Disclosure Schedule, each of Parent and its Subsidiaries owns, is licensed or otherwise possesses legally enforceable rights to use, all patents, registered trademarks, service marks and copyrights as is necessary to conduct their respective businesses as presently conducted and as is reasonably foreseeable to be conducted, the absence of which would not reasonably be expected to result in a Parent Material Adverse Effect.

(b)  All patents, registered trademarks, service marks and copyrights, which are held by Parent and its Subsidiaries and which are material to the business of Parent and its Subsidiaries, taken as a whole, are valid, enforceable and subsisting and no allegation of invalidity or conflicting ownership, or inventorship with respect to patents, in whole or in part, has been received by Parent or any of its Subsidiaries.

3.16  Brokers.  Except for Palladium Capital Advisors, LLC, no broker, financial advisor or investment banker is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

3.17  Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated in this Agreement.

3.18  Registration Statement.  The registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock pursuant to this Agreement which shall include for registration (a) the Parent Common Stock issued pursuant to this Agreement, (b) the Parent Preferred Stock and the Parent Common Stock issuable upon the conversion of such Parent Preferred Stock issued pursuant to this Agreement, (c) the New Warrants and, if applicable, the $.02 Warrants, and (d) the Parent Common Stock issuable upon the exercise of any New Warrants (or $.02 Warrants, if applicable) (the “Registration Statement”) (and any amendment or supplement thereto), at the time the Registration Statement (and any amendment or supplement thereto) is filed, at the time the Registration Statement (and any amendment or supplement thereto) is declared effective by the SEC and at the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement, at the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to Parent and Company stockholders and at the time of the Parent Special Meeting and the Company Special Meeting (or any adjournment or postponement thereof), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.18 will not apply to statements or omissions included in the Registration Statement or Proxy Statement (and, in each case, any amendment or supplement thereto) based upon information regarding the Company or any Company Subsidiary supplied to Parent in writing by the Company for use therein (it being understood that all other information in the Registration Statement and Proxy Statement (and, in each case, any amendment or supplement thereto) will be deemed to have been supplied by Parent). The Registration Statement and Proxy Statement (and, in each case, any amendment or supplement thereto) will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act and, subject to Section 4.3, the Proxy Statement will include the Parent Board Recommendation.

3.19  Certain Business Practices.  Neither the Parent, its Subsidiaries nor, to the knowledge of the Parent, any director, officer, employee or agent of the Parent or Affiliate thereof has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

3.20  Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Parent or its Subsidiaries.

3.21  Books and Records.  The minute books and other similar records of the Parent and each of its Subsidiaries contains true, complete and correct records of all actions taken at any meetings of the Parent stockholders or its Subsidiaries, Board of Directors or any committee thereof and of all written consents in lieu of the holding of any such meeting. The books and records of the Parent and its Subsidiaries accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Parent or such Subsidiary and have been maintained in accordance with good business and bookkeeping practices.

3.22  Employee Benefit Plans.

(a)  Section 3.22 of the Parent Disclosure Schedule sets forth the employee benefit plans (as defined in Section 3(3) of ERISA) or any bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all unexpired severance agreements (pursuant to which any payments are still due and payable by the Parent), written or otherwise (together, the “Parent Employee Plans”), for the benefit of, or relating to, an ERISA Affiliate.

(b)  No contracts or other agreements provide for any gross-up payments for any current or former employee or other service provider of the Company or any of its Subsidiaries to cover any liability for tax under Section 4999 or 409A of the Code or similar laws, including state laws.

(c)  Each Company Employee Plan is in good faith compliance in all material respects, both in form and operation, with the requirements of Section 409A.

3.23  Tangible Assets.

(a)  Each of the Parent and its Subsidiaries owns or leases all material tangible assets necessary for the conduct of its businesses as currently conducted and as is reasonably foreseeable to be conducted. Each such tangible asset is in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(b)  Section 3.23(b) of the Parent Disclosure Schedule sets forth (i) a true, complete and correct list of all items of Personal Property and (ii) a description of the owner of, and any agreement relating to the use of, each item of Personal Property not owned by the Parent or its Subsidiaries and the circumstances under which such Personal Property is used.

3.24  Real Property Leases.  Section 3.24 of the Parent Disclosure Schedule sets forth all real property leases or subleases or license agreements for the use of real property to or by the Parent or its Subsidiaries, including the term of such lease, any extension and expansion options and the rent payable under it. The Parent has delivered true, complete and correct copies of the leases and subleases (as amended to date) listed in Section 3.24 of the Parent Disclosure Schedule With respect to each agreement listed in Section 3.24 of the Parent Disclosure Schedule:

(a)  the agreement is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(b)  neither the Parent nor its Subsidiaries nor, to the knowledge of the Parent, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Parent, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Parent or its Subsidiaries or, to the knowledge of Parent, any other under such agreement;

(c)  except as set forth in Section 3.24(c) of the Parent Disclosure Schedule, neither the Parent nor its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any lease, sublease or license;

(d)  there are no Liens, easements, covenants or other restrictions applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the Intended Use or the occupancy by the Parent or its Subsidiaries of the property subject thereto.

3.25  Insurance.

(a)  Section 3.25(a) of the Parent Disclosure Schedule sets forth each Insurance Policy to which the Parent or its Subsidiaries is a party. The Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Parent and its Subsidiaries would, in accordance with good business practice, customarily insure. All premiums due and payable under the Insurance Policies have been paid on a timely basis and the Parent and its Subsidiaries are in compliance in all material respects with all other terms thereof. True, complete and correct copies of the Insurance Policies have been made available to Parent.

(b)  There are no material claims pending as to which coverage has been questioned, denied or disputed. Neither the Parent nor its Subsidiaries has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has the Parent or its Subsidiaries received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

3.26  Continuity of Business Enterprise.  It is the present intention of Parent to continue at least one significant historic business line of the Company, or to use at least one significant portion of the Company’s historic business assets in a business, in each case within the meaning of Reg. §1.368-1(d).

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

4.1  Conduct of Business Pending the Merger.

(a)  Each of the Parent and the Company covenants and agrees with the other that, between the date hereof and the earlier to occur of the Effective Time or such earlier time as this Agreement is terminated in accordance with Article VII (such period being hereinafter referred to as the “Interim Period”), except as expressly required by this Agreement or unless Parent or the Company, as applicable, shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, each of the Company and its Subsidiaries, on the one hand, and the Parent and its Subsidiaries, on the other hand: (x) shall conduct its business only in the ordinary course of business, consistent with past practice; (y) shall not take any action, or fail to take any action, except in the ordinary course of business, consistent with past practice; and (z) shall use its reasonable best efforts to preserve intact its business organization, properties and assets, keep available the services of its officers, employees and consultants, maintain in effect all Company Material Contracts and the Parent Material Contracts, as applicable, and preserve its relationships, customers, licensees, suppliers and other Persons with which it has business relations. By way of amplification and not limitation, except as expressly permitted by this Agreement or as set forth below, neither the Company nor its Subsidiaries, on the one hand, nor the Parent and its Subsidiaries, on the other hand, shall, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of the other:

(i)  amend its Certificate of Incorporation, Bylaws or other equivalent organizational documents, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise; except with respect to Parent, in accordance with Section 3.4(a);

(ii)  with respect to Parent and its Subsidiaries only, issue, transfer, pledge or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (except for the issuance of (A) shares of Parent Common Stock in the Private Placement (as hereinafter defined), (B) Parent Common Stock issuable pursuant to warrants or promissory notes or (C) options by Parent to certain of its directors, officers, employees, and consultants which such options are exercisable into no more than 300,000 shares of Parent Common Stock);

(iii)  with respect to Parent and its Subsidiaries only, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of their capital stock or interest in or securities of its Subsidiaries;

(iv)  transfer, lease, license, mortgage, pledge, encumber or incur or assume any Lien on any properties, facilities, equipment or other tangible or intangible assets, except in the ordinary course of business and consistent with past practice;

(v)  declare, set aside or pay any dividend or other distribution in respect of any of its capital stock or other equity interests, except, that prior to Closing, the Company shall have the right to distribute any cash to the Company Stockholders as provided in Section 5.13 hereof;

(vi)  split, combine or reclassify any shares of its capital stock or other securities or equity interests, or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests or engage in a spinoff transaction;

(vii)  acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any Person;

(viii)  incur indebtedness for borrowed money or issue debt securities or assume, guarantee or endorse or become responsible for the obligations of any Person, or make any loans, advances or enter into any financial commitments, except borrowings in the ordinary course of business consistent with past practice pursuant to that certain Credit Facility Agreement, dated as of February 12, 2010, between Premier Packaging Corporation, a New York corporation, and RBS Citizens, N.A., a national banking association;

(ix)  authorize any capital expenditure in excess of $50,000 individually or $125,000 in the aggregate;

(x)  take or permit to be taken any action to: (A) increase employee compensation or grant any severance or termination compensation, except in accordance with agreements entered into prior to the date of this Agreement; (B) enter into any collective bargaining agreement; (C) with respect to Parent and its Subsidiaries only, and other than Patrick White, hire or terminate any employees, independent contractors or consultants, having a total salary or severance package that is individually in excess of $50,000, or that collectively is in excess of $50,000; (D) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy, agreement or arrangement for the benefit of any of its directors, officers or employees or (E) approve any cashless exercise of any issued and outstanding options;

(xi)  change any accounting policies or procedures unless required by statutory accounting principles or GAAP;

(xii)  make any payments to any Affiliate, except normal recurring payments pursuant to any existing employment or consulting agreement as of the date of this Agreement;

(xiii)  fail to make any expenditures that are necessary and sufficient to maintain or, to the extent budgeted or consistent with the past practice, improve the conditions of its properties, facilities and equipment, including, without limitation, budgeted expenditures relating to maintenance, repair and replacement;

(xiv)  take any action or fail to take any action permitted by this Agreement if such action or failure to take action could reasonably be expected to result in either (A) any of their representations and warranties of set forth in this Agreement becoming untrue or (B) any of the conditions to the Closing set forth in Article VI not being satisfied; or

(xv)  authorize, recommend, propose, announce or enter into any agreement, contract, commitment or arrangement to do any of the foregoing.

(b)  During the Interim Period, each of the Parent and the Company shall, and shall cause each of its Subsidiaries to solicit and accept customer orders in the ordinary course of business.

4.2  No Solicitation of Other Proposals by Company.

(a)  Company agrees that it will, and will cause its Subsidiaries and Affiliates and each of their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Company Acquisition Proposal (as defined herein). Except as expressly provided in this Section 4.2, Company and each of its Subsidiaries and Affiliates shall not, and shall not authorize, permit or direct any of their respective Representatives to, directly or indirectly: (i) solicit, initiate, induce or take any action to facilitate, encourage, solicit, initiate or induce any relating to, or the submission, any Company Acquisition Proposal; (ii) enter into, participate or engage in discussions or negotiations in any way with any Person concerning, any Company Acquisition Proposal, (iii) furnish to any Person (other than the Parent and its designees) any information relating to Company or any of its Subsidiaries, or afford to any Person (other than the Parent or its designees) access to the business, properties, assets, books, records or other information, or to any personnel, of Company or any of its Subsidiaries, in any such case, with the intent to induce or solicit the making, submission or announcement of, or the intent to encourage or assist, a Company Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (iv) approve, endorse or recommend a Company Acquisition Proposal; (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement or other similar instrument (whether binding or not) or contract constituting or otherwise relating to a Company Acquisition Proposal or requiring it to abandon, terminate or fail to consummate, or that is intended to or that would reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger (other than executed non-disclosure agreement having provisions no less favorable to the party hereto delivering such agreement than that certain Mutual Non-Disclosure Agreement (the “NDA”), by and between Parent and the Company, dated as of July 19, 2012 (a n “Acceptable NDA”)); or (vi) grant any approval pursuant to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover law (collectively, “Takeover Laws”), including without limitation Section 203 of the DGCL, to any Person (other than as contemplated herein) or transaction (other than the Merger) or any waiver or release under any standstill or any similar agreement with respect to equity securities of Company. Notwithstanding the foregoing sentence or any other provision of this Agreement, subject to compliance with Section 4.2(b), the Company or its Board of Directors may enter into discussions with any Person in response to an unsolicited bona fide written Company Acquisition Proposal by such Person, which Company Acquisition Proposal was made after the date of this Agreement and did not result from a breach of this Section 4.2(a), if and only to the extent that and prior to engaging in any such discussions with such Person (x) the Board of Directors of the Company determines in good faith after consultation with its outside legal counsel and other advisors, that such Company Acquisition Proposal either constitutes or could reasonably be expected to lead to a Company Superior Proposal and (y) the Company’s Board of Directors receives from such Person an Acceptable NDA.

(b)  The Company shall notify the Parent orally as soon as practicable, and in writing, promptly (and in any event within 24 hours) after receipt by the Company of (i) any Company Acquisition Proposal or (ii) any inquiry or request for access to the properties, books, records or other information of the Company by any Person that relates to or could reasonably be expected to lead to a Company Acquisition Proposal and such notice shall indicate in reasonable detail the identity of the offeror, the terms and conditions of such proposal or inquiry and a copy of any written Company Acquisition Proposal. The Company shall promptly notify the Parent of any discussions with any such Person regarding a Company Acquisition Proposal and shall disclose the substance of such discussions and Company shall otherwise keep the Parent reasonably informed of the status of such Company Acquisition Proposal, and any material changes to the terms thereof, and shall provide to the Parent as soon as practicable and in any event within 24 hours after receipt by the Parent copies of all written correspondence or other written material relating to such Company Acquisition Proposal.

(c)  Subject to the provisions of this Section 4.2, neither the Company's Board of Directors nor any committee thereof shall (i) (A) withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to the Parent, the Company Board Recommendation, or (B) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Company Acquisition Proposal (any action described in clauses (A) and (B) or (ii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement or other similar instrument (whether binding or not) or contract constituting or otherwise relating to a Company Acquisition Proposal (other than an Acceptable NDA).

(d)  Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, Company's Board of Directors (or any committee thereof) may effect a Company Board Recommendation Change if, at any time prior to the receipt of the Company Stockholder Approval, (1) the Company has complied with its obligations under this Section 4.2 and (2) the Company's Board of Directors (or any committee thereof) determines in good faith (after consultation with outside legal counsel) that as a result of a (x) Company Superior Proposal or (y) an event, development or change in circumstances that occurs or arises following the date of this Agreement, the failure to effect a Company Board Recommendation Change would be inconsistent with its fiduciary duties to the Company's stockholders.

(e)  For purposes of this Agreement:

(i)  “Company Acquisition Proposal” means any offer, proposal, discussions, negotiations, indication of interest or inquiry (whether in writing or otherwise) by any Person (other than Parent or any Affiliate thereof) in a transaction or series of related transactions (other than the transactions contemplated by this Agreement) relating to: (i) any issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, recapitalization, joint venture, partnership or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power or economic interests of Company or any Subsidiary (including, for the avoidance of doubt, any issuance of equity securities of Company), (ii) any direct or indirect sale, transfer, acquisition or disposition of more than 20% of the consolidated assets of Company and its Subsidiaries taken as a whole (measured by the fair market value thereof), including by way of purchase of stock or other equity interests of the Subsidiaries or (iv) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, joint venture, dissolution or any similar transaction involving the Company or any Subsidiary.

(ii)  “Company Superior Proposal” means any bona fide offer or proposal that constitutes a Company Acquisition Proposal on terms that the Company Board of Directors (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal (including conditions), financial, regulatory, timing and other aspects of such Company Acquisition Proposal, is reasonably likely to be consummated and would be more favorable to Company's stockholders (in their capacity as such) than the Merger, if consummated (including after taking into account any changes to the terms of this Agreement proposed by the Parent in response to such Company Acquisition Proposal); provided that, for purposes of the definition of “Company Superior Proposal,” the references to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “more than 50%.”

4.3  No Solicitation of Other Proposals by Parent.

(a)  Parent agrees that it will, and will cause its Subsidiaries and Affiliates and each of their respective Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Parent Acquisition Proposal (as defined herein). Except as expressly provided in this Section 4.3, Parent and each of its Subsidiaries and Affiliates shall not, and shall not authorize, permit or direct any of their respective Representatives to, directly or indirectly,: (i) solicit, initiate, induce or take any action to facilitate, encourage, solicit, initiate or induce any relating to, or the submission, any Parent Acquisition

Proposal; (ii) enter into, participate or engage in discussions or negotiations in any way with any Person concerning, any Parent Acquisition Proposal, (iii) furnish to any Person (other than the Company and its designees) any information relating to Parent or any of its Subsidiaries, or afford to any Person (other than the Company or its designees) access to the business, properties, assets, books, records or other information, or to any personnel, of Parent or any of its Subsidiaries, in any such case, with the intent to induce or solicit the making, submission or announcement of, or the intent to encourage or assist, a Parent Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Parent Acquisition Proposal, (iv) approve, endorse or recommend a Parent Acquisition Proposal; (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement or other similar instrument (whether binding or not) or Contract constituting or otherwise relating to a Parent Acquisition Proposal or requiring it to abandon, terminate or fail to consummate, or that is intended to or that would reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger (other than an Acceptable NDA); or (vi) grant any approval pursuant to any Takeover Laws (as applicable), to any Person (other than as contemplated herein) or transaction (other than the Merger) or any waiver or release under any standstill or any similar agreement with respect to equity securities of Parent. Notwithstanding the foregoing sentence or any other provision of this Agreement, subject to compliance with Section 4.3(b), Parent or its Board of Directors may enter into discussions with any Person in response to an unsolicited bona fide written Parent Acquisition Proposal by such Person, which Parent Acquisition Proposal was made after the date of this Agreement and did not result from a breach of this Section 4.3(a), if and only to the extent that and prior to engaging in any such discussions with such Person (x) the Board of Directors of the Parent determines in good faith after consultation with its outside legal counsel and other advisors, that such Parent Acquisition Proposal either constitutes or could reasonably be expected to lead to a Parent Superior Proposal and (y) the Parent’s Board of Directors receives from such Person an Acceptable NDA.

(b)  The Parent shall notify the Company orally as soon as practicable, and in writing, promptly (and in any event within 24 hours) after receipt by the Parent of (i) any Parent Acquisition Proposal or (ii) any inquiry or request for access to the properties, books, records or other information of the Parent by any Person that relates to or could reasonably be expected to lead to a Parent Acquisition Proposal and such notice shall indicate in reasonable detail the identity of the offeror, the terms and conditions of such proposal or inquiry and a copy of any written Parent Acquisition Proposal. The Parent shall promptly notify the Company of any discussions with any such Person regarding a Parent Acquisition Proposal and shall disclose the substance of such discussions and Parent shall otherwise keep the Company reasonably informed of the status of such Parent Acquisition Proposal, and any material changes to the terms thereof, and shall provide to the Company as soon as practicable and in any event within 24 hours after receipt by the Company copies of all written correspondence or other written material relating to such Parent Acquisition Proposal.

(c)  Subject to the provisions of this Section 4.3, neither the Parent's Board of Directors nor any committee thereof shall (i) (A) withhold, withdraw, amend, qualify or modify in a manner adverse to the Company, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to the Company, the Parent Board Recommendation, or (B) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Parent Acquisition Proposal (any action described in clauses (A) and (B) as well as any failure by the Company to timely respond to the commencement of (i) a tender or exchange offer relating to any shares of Parent Common Stock by issuing a public statement reaffirming, filing a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act a statement reaffirming, and sending to Parent's stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement reaffirming, the Parent Board Recommendation and (in the case of each such communication) disclosing that Parent's Board of Directors recommends rejection of such tender offer or exchange offer or (ii) a publicly announced Parent Acquisition Proposal by issuing, within 10 Business Days after such Parent Acquisition Proposal is announced, a press release that reaffirms the recommendation of Parent's Board of Directors that Parent's stockholders vote in favor of the Merger and the other transactions contemplated hereby, being referred to as a “Parent Board Recommendation Change” ) or (ii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement or other similar instrument (whether binding or not) or contract constituting or otherwise relating to a Parent Acquisition Proposal (other than an Acceptable NDA pursuant to Section 4.3(a)); provided, however, that a “stop, look and listen” communication by the Parent's Board of Directors (or committee thereof) to Parent's stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Parent Board Recommendation Change. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to obtaining the Parent Stockholder Approval, the Parent's Board of Directors (or any committee thereof) may effect a Parent Board Recommendation Change if, at any time prior to the receipt of the Parent Stockholder Approval, (1) Parent has complied with its obligations under this Section 4.3 and (2) the Parent's Board of Directors (or any committee thereof) determines in good faith (after consultation with outside legal counsel) that as a result of (A) a Parent Superior Proposal or (B) an event, development or change in circumstances that occurs or arises following the date of this Agreement, the failure to effect a Parent Board Recommendation Change would be inconsistent with its fiduciary duties to Parent's stockholders.

(d)  Nothing in this Agreement shall prohibit Parent's Board of Directors (or any committee thereof) from (i) taking and disclosing to Parent's stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act with respect to any tender offer or exchange offer not made in violation of this Section 4.3, and/or (ii) making any disclosure to Parent's stockholders if Parent's Board of Directors (or any committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would violate applicable law or be inconsistent with its fiduciary duties to Parent's stockholders.

(e)  For purposes of this Agreement:

(i)  “Parent Acquisition Proposal” means any offer, proposal, discussions, negotiations, indication of interest or inquiry (whether in writing or otherwise) by any Person (other than Company or any Affiliate thereof) in a transaction or series of related transactions (other than the transactions contemplated by this Agreement) relating to: (i) any issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, recapitalization, joint venture, partnership or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power or economic interests of Parent or any Subsidiary (including, for the avoidance of doubt, any issuance of equity securities of Parent), (ii) any tender offer, exchange offer, stock purchase or other transaction in which, if consummated, any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the voting power or economic interests of Parent or any Subsidiary, (iii) any direct or indirect sale, transfer, acquisition or disposition of more than 20% of the consolidated assets of Parent and its Subsidiaries taken as a whole (measured by the fair market value thereof), including by way of purchase of stock or other equity interests of the Subsidiaries or (iv) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, joint venture, dissolution or any similar transaction involving the Parent or any Subsidiary.

(ii)  “Parent Superior Proposal” means any bona fide offer or proposal that constitutes a Parent Acquisition Proposal on terms that the Parent Board of Directors (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal (including conditions), financial, regulatory, timing and other aspects of such Parent Acquisition Proposal, is reasonably likely to be consummated and would be more favorable to Parent's stockholders (in their capacity as such) than the Merger, if consummated (including after taking into account any changes to the terms of this Agreement proposed by the Company in response to such Parent Acquisition Proposal); provided that, for purposes of the definition of “Parent Superior Proposal,”, the references to “20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be references to “more than 50%.”

ARTICLE V

ADDITIONAL AGREEMENTS

5.1  Filings; Stockholder Approvals.

(a)  Following the date hereof, as soon as reasonably practicable, but in no event to exceed 15 Business Days from the date hereof (subject to the Company providing Parent necessary information in a timely manner), Parent shall prepare and file with the SEC the Registration Statement containing the Proxy Statement (which Registration Statement and Proxy Statement shall comply with the rules and regulations promulgated by the SEC), and each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement containing the Proxy Statement declared effective by the SEC as promptly as practicable thereafter and to keep the Registration Statement containing the Proxy Statement effective through the Effective Time in order to permit the consummation of the Merger. In connection with the foregoing, each party shall promptly notify the other of the receipt of all comments of the SEC with respect to the Registration Statement containing the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other party copies of all correspondence between such party and/or any of its Representatives and the SEC with respect to the Registration Statement containing the Proxy Statement. The Company and its representatives will be given a reasonable opportunity to be involved in the drafting of the Registration Statement containing the Proxy Statement and any amendment or supplement thereto and any such correspondence prior to its filing with the SEC. Parent and the Company shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Registration Statement containing the Proxy Statement from the SEC. Each of Parent and the Company shall promptly furnish to each other all information, and take all such other actions (including using its reasonable best efforts to obtain any required consents of their respective independent auditors), as may reasonably be requested in connection with any action by any of them in connection with the preceding sentences of this Section 5.1(a). Whenever any Party hereto learns of the occurrence of any event or the existence of any fact which is required to be set forth in an amendment or supplement to the Registration Statement containing the Proxy Statement pursuant to applicable law, such party shall promptly inform the other of such event or fact and comply with all of its obligations pursuant to this Section 5.1(a) relating to effecting such amendment or supplement to the Registration Statement containing the Proxy Statement.

(b)  As promptly as practicable after the date of this Agreement, the Parent shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or state securities laws relating to the Merger and other transactions contemplated by this Agreement (collectively, the “Other Filings”). Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably required in connection with the foregoing. At least five (5) days prior to Closing, Parent shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Merger in any report or form to be filed with the SEC (“Merger Form 8-K”), which shall be in a form reasonably acceptable to the Company and in a format acceptable for EDGAR filing. Prior to Closing, Parent and the Company shall prepare the press release announcing the consummation of the Merger hereunder (“Press Release”). Simultaneously with the Closing, Parent shall file the Merger Form 8-K with the SEC and distribute the Press Release. Prior to execution and delivery of this Agreement, Parent and the Company shall prepare (1) the press release announcing the execution and delivery of this agreement (“Agreement Press Release”) and (ii) the Current Report on Form 8-K (the “Agreement 8-K”) announcing the execution and delivery of this Agreement and all other information required to be disclosed by the Exchange Act. Parent shall, within the time period required by applicable securities laws, issue and distribute such Agreement Press Release and Agreement 8-K. Concurrent with the

Agreement Press Release and the Agreement 8-K, the Parent shall have publicly disclosed any material non-public information of Parent or Parent’s Subsidiaries that has been provided to Company or any representative thereof, whether in writing or otherwise.

(c)  The Parties shall use their respective reasonable best efforts to cause the Proxy Statement, the Registration Statement and the Other Filings to comply in all material respects with all requirements of applicable law. Whenever any event occurs which is required under the Securities Act, the Exchange Act or other applicable law to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, each Party, as the case may be, shall promptly inform the other of such occurrence, provide the other Party reasonable opportunity to review and comment, and cooperate in filing with the SEC, its staff or any other Governmental Authority, as applicable, and/or mailing to stockholders of the Company, such amendment or supplement.

(d)  Following the date hereof, Parent will take all action necessary in accordance with the BCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold as promptly as practicable a special meeting of Parent’s stockholders (the “Parent Special Meeting”) to seek the Parent Stockholder Approval, including mailing the Proxy Statement to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent, subject to Section 4.3(a), will use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the issuance of the Merger Consideration pursuant to this Agreement, the adoption of the Amendments and any other approvals required to effect the Merger required hereunder and will take all other action necessary or advisable to obtain the Parent Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement (as determined by Parent in good faith and upon the advice of outside legal counsel) is provided to Parent’s stockholders a reasonable time in advance of the Parent Special Meeting (or at any adjournment or postponement thereof), or if as of the time for which the Parent Special Meeting (or any adjournment or postponement thereof) is scheduled there are insufficient shares of Parent Common Stock represented in person or by proxy to constitute a quorum necessary to conduct the business of the Parent Special Meeting or to adopt this Agreement and approve the transactions contemplated hereby, including the Merger. Subject to Section 4.3: (i) the Board of Directors of Parent shall recommend that Parent’s stockholders vote in favor of the Parent Stockholder Approval, the adoption of the Amendments and otherwise approve all actions contemplated hereby pursuant to this Agreement at the Parent Special Meeting (or any adjournment or postponement thereof) (the “Parent Board Recommendation”); and (ii) the Proxy Statement shall include the Parent Board Recommendation.

(e)  Following the date hereof, the Company will take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold on or prior to the date of the Parent Special Meeting, a special meeting of the Company’s stockholders (or seek the written consent of the Company stockholders) (the “Company Special Meeting”) to seek the Company Stockholder Approval. The Company, subject to Section 4.2(a), will use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Special Meeting to the extent necessary to ensure that any necessary information statement or similar communication (as determined by the Company in good faith and upon the advice of outside counsel) is provided to the Company’s stockholders a reasonable time in advance of the Company Special Meeting (or at any adjournment or postponement thereof), or if as of the time for which the Company Special Meeting (or any adjournment or postponement thereof) is scheduled there are insufficient shares of Company Stock represented in person or by proxy to constitute a quorum necessary to conduct the business of the Company Special Meeting or to adopt this Agreement and approve the transactions contemplated hereby, including the Merger. Except as permitted by Section 4.2(a): (i) the Board of Directors of the Company shall recommend that the Company’s stockholders vote in favor of (A) the adoption of this Agreement and (B) the approval of the transactions contemplated by this Agreement, including the Merger (the

“Company Board Recommendation”); and (ii) any written communication to the Company’s stockholders regarding the Company Special Meeting shall include the Company Board Recommendation.

5.2  Access to Information; Confidentiality.

(a)  Upon reasonable notice, each party shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other reasonable access, during the Interim Period, to all its properties, books, contracts, commitments and records and, during such period, furnish promptly to the other all information concerning its business, properties and personnel as the requesting party may reasonably request. Each party shall make available to the other the appropriate individuals for discussion of its business, properties and personnel as the requesting party may reasonably request. No investigation pursuant to this Section 5.2(a) shall affect any representations or warranties of a party contained herein or the conditions to the obligations of the other party hereto.

(b)  Each party agrees to maintain in confidence any non-public information received from the other party (such information as defined as Confidential Information in the NDA, “Confidential Information”), and to use such Confidential Information only for purposes of consummating the transactions contemplated by this Agreement. Confidential Information will not include items (a) through (f) set forth in Section 9 of the NDA. In the event this Agreement is terminated as provided in Article VII hereof, each party (x) will return or cause to be returned to the other all documents and other material obtained from the other in connection with the Merger contemplated hereby, and (y) will use its reasonable best efforts to delete from its computer systems all documents and other material obtained from the other in connection with the Merger contemplated hereby.

5.3  Reasonable Efforts; Further Assurances.

(a)  Parent and the Company shall use their reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent set forth in Article VI, as applicable to each of them. Each of Party and the Company, at the reasonable request of the other, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Merger and other transactions contemplated by this Agreement.

(b)  Subject to the terms and conditions hereof, the Company and Parent agree to use their respective reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and other transactions contemplated by this Agreement including, without limitation, using their respective reasonable best efforts: (i) to obtain prior to the Closing Date all licenses, certificates, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company or its Subsidiaries as are necessary for the consummation of the transactions contemplated hereby; (ii) to effect all necessary registrations and filings required by any Governmental Authority (in connection with which Parent and the Company shall cooperate with each other in connection with the making of all such registrations and filings, including, without limitation, providing copies of all such documents to the non-filing party and its advisors prior to the time of such filing and, if requested, will accept all reasonable additions, deletions or changes suggested in connection therewith); (iii) to furnish to each other such information and assistance as reasonably may be requested in connection with the foregoing; and (iv) to lift, rescind or mitigate the effects of any injunction, restraining order or other ruling by a Governmental Authority adversely affecting the ability of any Party to consummate the Merger or other transactions contemplated hereby and to prevent, with respect to any threatened or such injunction, restraining order or other such ruling, the issuance or entry thereof.

5.4  Employee Benefits.

(a)  Parent agrees it shall use reasonable best efforts to ensure that individuals who are employed on a full-time basis by the Company or its Subsidiaries immediately prior to the Effective Time (each such employee, a “Company Employee”) shall remain employees of the Surviving Corporation or any of its Subsidiaries upon the Effective Time; provided, however, that this Section 5.4(a) shall not be construed to limit the ability of the Surviving Corporation, Parent or any of its Subsidiaries to terminate the employment of any Company Employee at any time.

(b)  After the Effective Time the Company Employees shall be eligible to participate in the employee benefit plans of Parent to the same extent as any similarly situated and geographically located employee of Parent.

5.5  Tax Matters.

(a)  Neither the Company, Merger Sub nor the Parent shall take or knowingly fail to take any action that is otherwise consistent with the terms of this Agreement (without regard to this Section 5.5) and compliant with applicable law that would cause the Merger to fail to qualify as a reorganization within the meaning Section 368 of the Code. The Parent, Merger Sub and the Company shall take any action that is required to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code; provided, such action does not otherwise affect the economics of the transaction contemplated hereunder to any of the Parties.

(b)  Subject to applicable Tax law and the receipt of the tax opinion letter referenced in Section 5.16, each of the Company, Merger Sub and Parent shall report the Merger as a reorganization within the meaning of Section 368 of the Code.

5.6  [Reserved].

5.7  Notification of Certain Matters.

(a)  Each of the Company and Parent shall give prompt notice to the other of the occurrence or non-occurrence of: (i) any event the occurrence, or non-occurrence of which could reasonably be expected to result in any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality, then untrue or inaccurate in any respect); and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7(a) shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

(b)  Each of the Company and Parent shall give prompt notice to the other of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the Merger or other transactions contemplated by this Agreement; (iii) any litigation, relating to or involving or otherwise affecting the Company or its Subsidiaries or Parent that relates to the Merger or other transactions contemplated by this Agreement; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under either a Company Material Contract or a Parent Material Contract; and (v) any change that would be considered reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or is likely to impair in any material respect the ability of either Parent or the Company to consummate the transactions contemplated by this Agreement.

5.8  Quotation on the NYSE MKT.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for quotation on the NYSE MKT.

5.9  Public Announcements.  Except as otherwise required by applicable law, court process or the rules of the NYSE MKT, or as provided elsewhere herein, prior to the Closing or the earlier termination of this Agreement pursuant to Article VII, neither the Company nor Parent shall, nor shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the Merger or other transactions contemplated by this Agreement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

5.10  Indemnification of Parent Directors and Officers.

(a)  From and after the Effective Time, Parent shall continue to indemnify and hold harmless each present and former director (or member of any committee of a board of directors), officer, employee and agent of Parent or any Subsidiary of Parent (each, together with such Person’s heirs, executors or administrators, a “Parent Indemnified Person”) against any and all damages, expenses, reasonable attorney’s fees, judgments, fines, settlements and other amounts actually incurred in connection with any Action or investigation arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including any acts or omissions arising out of or pertaining to the Merger) or any Action instituted by any Parent Indemnified Person to enforce this Section 5.10 or any other indemnification or advancement right of such Parent Indemnified Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Parent is currently permitted to indemnify such Parent Indemnified Person under applicable law and under its certificate of incorporation and bylaws as in effect on the date of this Agreement or as amended to increase the scope of permitted indemnification; (including the advancing of expenses to the fullest extent permitted under applicable law); provided, however, that the Parent Indemnified Person to whom such expenses are advanced shall be required to provide an undertaking to Parent to repay such advances if it is ultimately determined that such Parent Indemnified Person is not entitled to indemnification. From and after the Effective Time, Parent will continue to honor and fulfill all obligations of Parent or any Parent Subsidiary pursuant to any written indemnification agreements with any Parent Indemnified Persons in effect as of the date hereof. In addition, Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of Parent’s and any of its Subsidiaries’ certificate of incorporation and by-laws or similar organization documents in effect immediately prior to the Effective Time (including any acts or omissions arising out of or pertaining to the Merger) or in any indemnification agreements of Parent or its Subsidiaries with any Parent Indemnified Person in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were Parent Indemnified Persons, and all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b)  From and after the Effective Time, Parent shall purchase and maintain a directors’ and officers’ liability insurance policy or policies, and, if such policy or policies do not cover the Parent Indemnified Persons for events occurring at or prior to the Effective Time, the Parent shall purchase and obtain a six (6) year extended reporting period or tail policy or policies covering each for events occurring at or prior to the Effective Time, which insurance shall be of at least the same coverage and amounts and contain terms and conditions which are no less advantageous to each Parent Indemnified Person than the coverage, amounts, terms and conditions of the directors’ and officers’ liability insurance policy maintained by Parent and its Subsidiaries as of the date of this Agreement. For the avoidance of doubt, the Parent shall bear the burden and cost of obtaining such policy or policies.

(c)  The rights of each Parent Indemnified Person hereunder shall be in addition to, and not in limitation of, any other rights such Parent Indemnified Person may have under the certificate of incorporation and bylaws of Parent or any other similar organizational documents of Parent or any of its Subsidiaries, any other indemnification agreement or arrangement, the BCL or otherwise. This Section 5.10 shall survive the consummation of the Merger, and is intended to be for the benefit of, and shall be enforceable by, the Parent Indemnified Persons, their heirs and personal representatives, shall be binding on Parent, the Surviving Corporation and their successors and assigns and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Parent Indemnified Persons. In the event that Parent, the Surviving Corporation or any of their successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as the case may be) are obligated to honor the indemnification obligations set forth in this Section 5.10. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Parent or any of the Parent Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to, or in substitution for, any such claims under any such policies.

5.11  Indemnification of Company Directors and Officers.

(a)  Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time (including any acts or omissions arising out of or pertaining to the Merger), whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect in accordance with their respective terms. Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and by-laws or similar organization documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries, and all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b)  From and after the Effective Time, Parent and the Surviving Corporation shall continue to indemnify and hold harmless each present and former director (or member of any committee of a board of directors), officer, employee or agent of the Company or any of its Subsidiaries (each, together with such Person’s heirs, executors or administrators, a “Company Indemnified Person”) against any and all damages, expenses, attorney’s fees, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any Action or investigation arising out of or pertaining to any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director (or member of any committee of a board of directors), employee, agent or other fiduciary in any entity if such service was at the request or for the benefit of the Company, and any acts or omissions arising out of or pertaining to the Merger), or any Action instituted by any Company Indemnified Person to enforce this Section 5.11, including, in each case, the advancing of expenses to the fullest extent permitted under applicable law in effect on the date of this Agreement or as amended to increase the scope of permitted indemnification; provided, however, that the Company Indemnified Person to whom such expenses are advanced shall be required to provide an undertaking to Parent to repay such advances if it is ultimately determined that such Company Indemnified Person is not entitled to indemnification.

(c)  From and after the Effective Time, Parent shall purchase and maintain a directors’ and officers’ liability insurance policy or policies, and, if such policy or policies do not cover the Company's current or former directors for events occurring at or prior to the Effective Time, the Parent shall purchase a six (6) year extended reporting period or tail policy or policies covering the Company’s current and former directors and officers for events occurring at or prior to the Effective Time, which insurance shall be of at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the Company’s current and former directors and officers than the coverage, amounts, terms and conditions of the directors’ and officers’ liability insurance policy maintained by the Company as of the date of this Agreement. For the avoidance of doubt, the Parent shall bear the burden and cost of obtaining such policy or policies and shall provide the Company with a copy thereof.

(d)  The rights of each Company Indemnified Person hereunder shall be in addition to, and not in limitation of, any other rights such Company Indemnified Person may have under the certificate of incorporation and bylaws of the Company or any other similar organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification agreement or arrangement, the DGCL or otherwise. This Section 5.11 shall survive the consummation of the Merger, and is intended to be for the benefit of, and shall be enforceable by, the Company Indemnified Persons, their heirs and personal representatives, shall be binding on Parent, the Surviving Corporation and their successors and assigns and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Company Indemnified Persons. In the event that Parent, the Surviving Corporation or any of their successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as the case may be) are obligated to honor the indemnification obligations set forth in this Section 5.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

5.12  Directors and Officers of Parent.  Parent and the Company shall take all necessary action (including, but not limited to, an amendment to the Parent’s bylaws increasing the size of its Board of Directors to nine members) so that following the Effective Time, the Board of Directors of the Parent shall consist of nine directors, five of whom shall be designated by the Company and four of whom shall be designated by Parent. The directors designated by Parent shall be: Robert Fagenson, Ira Greenstein, Robert Bzdick and David Klein, and the five directors designated by the Company shall be Jeff Ronaldi, Will Rosellini, Peter Hardigan, Warren Hurwitz and one other person to be designated by the Company (reasonably acceptable to Parent) on or prior to the filing of the first amendment to the Proxy Statement. If Parent’s stockholders approve the proposal to amend the Certificate of Incorporation of Parent to provide for a Staggered Board, the members of the class coming up for election in the annual meetings of stockholders for 2013 (“Class I”), 2014 (“Class II”) and 2015 (“Class III”) shall be David Klein, Ira Greenstein and Will Rosellini for Class I, Robert Bzdick, Peter Hardigan, and the Company’s fifth designee for Class II and Warren Hurwitz, Jeff Ronaldi, and Robert Fagenson for Class III. If Parent’s stockholders do not approve the proposal to amend the Certificate of Incorporation of Parent to provide for a Staggered Board, then the Board of Directors of the Parent following the Effective Time shall initially consist of eight directors, four of whom shall be the persons designated by the Company above and the other four shall be the persons designated by Parent above; provided, that, prior to Closing, Parent and the Company shall jointly identify a ninth person to be nominated for a position on the board of directors of Parent following the Effective Time. The following persons will serve as executive officers of Parent immediately following the Effective Time: Will Rosellini (Chief Executive Officer), Peter Hardigan (Chief Investment Officer), Phillip Jones (Chief Financial Officer) and Robert Bzdick (Executive Vice President).

5.13  Additional Issuance of Parent Common Stock.  At the Effective Time, if the Company has at least $7,500,000 in cash on hand (which, for purposes of calculating such amount, shall include amounts, not to exceed $1,000,000 in the aggregate, paid prior to the Effective Time to the attorneys, accountants and other professionals regarding services to the Company in connection with the transactions contemplated hereby (collectively, “Professional Fees”)) and the Company and its Subsidiaries have no liabilities or obligations required to be accrued under GAAP (except those set forth on Section 2.7 of the Company Disclosure Schedule), then Parent shall issue an additional 2,500,000 shares of Parent Common Stock to the Company Stockholders. In addition, if at the Effective Time, the Company has more than $7,500,000 in cash on hand (which, for purposes of calculating such amount, shall include the amount of Professional Fees paid prior to the Effective Time) and the Company and its Subsidiaries have no liabilities or obligations required to be accrued under GAAP (except those set forth on Section 2.7 of the Company Disclosure Schedule), then Parent shall issue a number of additional shares of Parent Common Stock to the Company Stockholders to be determined by dividing such excess by $3.00, provided that if such excess is more than $1,500,000 (i.e., the Company has more than $9,000,000 in cash on hand which, for purposes of calculating such amount, shall include the amount of Professional Fees paid prior to the Effective Time), the Parent shall not be obligated to issue any additional shares of Parent Common Stock with respect to such excess over $1,500,000 (such shares along with the 2,500,000 shares referenced in the prior sentence, collectively the “Additional Shares”). The Company shall have the right, but not the obligation, to distribute any cash in excess of $9,000,000 (which, for purposes of calculating such amount, shall include the amount of Professional Fees paid prior to the Effective Time) to its stockholders immediately prior to the Closing Date. By way of example only, if the Company has $8,000,000 in cash on hand (which, for purposes of calculating such amount shall include the amount of Professional Fees paid prior to the Effective Time) at the Effective Time, then Parent shall issue (i) 2,500,000 shares of Parent Common Stock, plus (ii) 166,667 shares of Parent Common Stock to the Company Stockholders. For the avoidance of doubt, for purposes of calculating whether the Company has satisfied the condition of having $7,500,000 in cash or is entitled to Additional Shares, the Company shall receive a credit for all payments of Professional Fees made by the Company prior to the Closing Date for which Parent would have been required to pay under Section 7.3(a) hereof assuming the Closing of the Merger has occurred.

5.14  Private Placement.  Prior to execution of this Agreement, Parent has issued and sold to the Company (or at the Company’s option one or more investors) between 833,333 and 1,000,000 shares of Parent Common Stock for an aggregate net purchase price to Parent of between $2,500,000 and $3,000,000 (the “Private Placement”). If the Company was the investor in any shares of Parent Common Stock in the Private Placement, then, at Closing, Parent shall issue an additional number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock purchased by the Company in the Private Placement and the shares of Parent Common Stock sold to the Company in the Private Placement shall be cancelled and extinguished at Closing (any such shares issued in lieu of cancelled shares shall be referred to herein as “Exchanged Shares”).

5.15  Warrant Registration.  Immediately following the Closing, Parent shall use its best efforts to file a registration statement on Form S-3 (the “S-3”) with the SEC for the exercise of the New Warrants and the $.02 Warrants, if applicable, and the sale of the shares of Parent Common Stock issuable thereunder and cause such S-3 to become effective.

5.16  Tax Opinion.  The Parties shall use commercially reasonable efforts to enable the Company to receive a written opinion, in form and substance reasonably acceptable to it, dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes the Merger more likely than not will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub and the Company.

5.17  Professional Fees.  On or prior to the Closing, each of the Company and Parent shall submit to the other a statement of all Professional Fees paid or accrued by the Company or Parent and its Subsidiaries in connection with the transactions contemplated hereby and such amounts shall constitute all of the Professional Fees of such party for purposes of this Agreement.

ARTICLE VI

CONDITIONS OF MERGER

6.1  Conditions to Obligation of Each Party to Effect the Merger.  The obligations of each Party to effect the Merger and consummate the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived in writing by the Party entitled to the benefit thereof, in whole or in part, to the extent permitted by the applicable law:

(a)  Stockholder Approval.  The Parent Stockholder Approval (but only for the issuance of the Merger Consideration, except the authorization of the Parent Preferred Stock) and the Company Stockholder Approval shall have been obtained (it not being a condition to Closing that the Parent’s stockholders approve the Amendments);

(b)  Effectiveness of Registration Statement.  The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement and no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending or shall be threatened by the SEC.

(c)  Approval for Listing of Shares.  The shares of Parent Common Stock shall have been approved for listing (subject only to notice of issuance) on the NYSE MKT, effective at the Effective Time.

(d)  No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction, or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein, nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending, and there shall not be any action taken, or any law, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein illegal;

(e)  Escrow Agreement.  The Escrow Agreement shall have been executed and delivered by Parent, the Escrow Agent and the Company Representative.

6.2  Additional Conditions to Obligations of Parent.  The obligations of Parent to effect the Merger are also subject to the following conditions, any and all of which may be waived in writing by Parent, in whole or in part, to the extent permitted by the applicable law:

(a)  Representations and Warranties.  The representations and warranties of the Company contained in Article II shall be true, complete and correct in all material respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for those (i) representations and warranties that are qualified by materiality, which representations and warranties shall be true, complete and correct in all respects and (ii) representations and warranties which address matters only as of a particular date;

(b)  Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except for any failure to perform or comply with such agreements and covenants which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(c)  Third Party Consents.  Parent shall have received evidence, in form and substance reasonably satisfactory to it, that (i) those approvals of Governmental Authorities described on the Company Disclosure Schedule (or not described on the Company Disclosure Schedule but required to be so described) have been obtained; and (ii) those approvals of other third parties described in Sections 2.4(c) and 2.4(d) (or not described in Sections 2.4(c) and 2.4(d) of the Company Disclosure Schedule but required to be so described) have been obtained, except where the failure to have been obtained, either individually or in the aggregate, has not had and could not reasonably be expected to result in a Company Material Adverse Effect;

(d)  Company Balance Sheet.  At the Effective Time, the Company and its Subsidiaries (a) will have at least $7,500,000 in cash on hand (which, for purposes of calculating such amount, shall include the amount of Professional Fees (as defined in Section 5.13) paid prior to the Effective Time), (b) shall have no liabilities or obligations required to be accrued under GAAP (except those set forth on Section 2.7 of the Company Disclosure Schedule), (c) shall have no indebtedness for borrowed money, and (d) shall be solvent, able to pay each of its indebtedness as it matures and have capital sufficient to carry on each of its businesses;

(e)  No Company Material Adverse Effect.  Since the date of this Agreement there shall not have occurred any Company Material Adverse Effect;

(f)  Dissenters’ Rights.  Holders of no more than 10% of the issued and outstanding Company Capital Stock shall have demanded and perfected their right to an appraisal of the Company Capital Stock in accordance with the DGCL;

(g)  Officer’s Certificate.  The Company shall have delivered to Parent and Merger Sub a certificate, signed by the chief executive officer of the Company, to the effect that each of the conditions specified in clause (a) of Section 6.1 and clauses (a) through (f) and clause (h) of this Section 6.2 are satisfied in all respects;

(h)  Company Intellectual Property.  No Company Intellectual Property shall, as of the Effective Date, be held unpatentable, invalid or unenforceable by a court of competent jurisdiction;

(i)  Voting Agreements.  The Voting Agreements shall have been executed and delivered by the stockholders of Company Common Stock and such Voting Agreements shall be in full force and effect; and

(j)  Other Deliveries.  Parent shall have received such other certificates and instruments (including without limitation certificates of good standing of the Company and its Subsidiaries in their jurisdiction of organization and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

6.3  Additional Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the following conditions, any and all of which may be waived in writing by the Company, in whole or in part, to the extent permitted by the applicable law:

(a)  Representations and Warranties.  The representations and warranties of Parent contained Article III shall be true, complete and correct in all material respects as of when made and on and as of the Effective Time, except for those (i) representations and warranties that are qualified by materiality, which representations and warranties shall be true, complete and correct in all respects; and (ii) representations and warranties which address matters only as of a particular date;

(b)  Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, except for any failure to perform or comply with such agreements and covenants which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

(c)  Third Party Consents.  The Company shall have received evidence, in form and substance reasonably satisfactory to it, that (i) those approvals of Governmental Authorities described on the Parent Disclosure Schedule (or not described on the Parent Schedule but required to be so described) shall have been obtained; (ii) those approvals of other third parties described in Sections 3.4(c) and 3.4 (d) (or not described in Sections 3.4(c) and 3.4 (d) but required to be so described) have been obtained, except where the failure to have been so obtained, either individually or in the aggregate, could not reasonably be expected to result in a Parent Material Adverse Effect and (iii) the persons set forth on Section 6.3(c) of the Parent Disclosure Schedule shall have delivered consents and/or waivers of their anti-dilution or change of control provisions set forth in certain securities of Parent held by such persons;

(d)  Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect;

(e)  Officer’s Certificate.  Parent shall have delivered to the Company a certificate, signed by the chief executive officer of Parent, to the effect that each of the conditions specified in clauses (a) through (d) of this Section 6.3 is satisfied in all respects;

(f)  Issuance of Additional and Exchanged Shares.  Subject to the fulfillment of the conditions set forth in Sections 5.13 and 5.14, the Parent shall have issued the Additional Shares and the Exchanged Shares;

(g)  Voting Agreements.  The Voting Agreements shall have been executed and delivered by the stockholders of Parent’s Common Stock and such Voting Agreements and shall be in full force and effect;

(h)  Solvency.  Each of Parent and its Subsidiaries shall be solvent, able to pay each of its indebtedness as it matures and have capital sufficient to carry on each of its businesses, and not be in default under any material agreement to which it is a party;

(i)  Resignation of Directors and Officers.  The Company shall have received written resignations from all of the directors and officers of the Parent set forth on Schedule 6.3(i) attached hereto effective as of the Effective Time and the directors and officers to be designated by Parent and the Company as set forth in Sections 1.6 and 5.12 shall have been appointed as set forth therein;

(j)  Employment Agreements.  The employment agreements of each of Will Rosellini and Peter Hardigan shall be assumed by Parent, effective as of the Closing, with such changes thereto as are agreed between such person’s and the Company;

(k)  Termination and Waiver.  The employment arrangements of each of the persons set forth on Schedule 6.3(k) shall have been terminated and/or amended, in form and substance as set forth in Exhibits F-1 through F-6 respectively; and

(l)  Other Deliveries.  The Company shall have received such other certificates and instruments (including without limitation, if reasonably available, certificates of good standing of the Parent and its Subsidiaries in their jurisdiction of organization and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1  Termination.  This Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a)  by mutual written consent of the Company, Parent and Merger Sub duly authorized by each of the Boards of Directors of each;

(b)  by either Parent or the Company if the Merger shall not have been consummated on or before March 15, 2013; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c)  by either Parent or the Company, if there shall have been any law enacted by a Governmental Authority prohibiting the consummation of the Merger, or any Governmental Authority having competent jurisdiction shall have issued an order or taken any other action, in each case, which restrains, enjoins or otherwise prohibits the Merger;

(d)  by Parent or the Company if the Parent Special Meeting shall have been held and completed (including any adjournments or postponements thereof), Parent’s stockholders shall have taken a final vote on a proposal to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, and the Parent Stockholder Approval (but only with respect to the issuance of the Merger Consideration) shall not have been obtained; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) if the failure to obtain the Parent Stockholder Approval is attributable to a failure on the part of such party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time pursuant to this Agreement;

(e)  by Parent or the Company if the Company Special Meeting shall have been held and completed (including any adjournments or postponements thereof), the Company’s stockholders shall have taken a final vote on a proposal to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, and the Company Stockholder Approval shall not have been obtained; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if the failure to obtain the Company Stockholder Approval is attributable to a failure on the part of such party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time pursuant to this Agreement;

(f)  by Parent, if (i) the Board of Directors of the Company, or any authorized committee thereof, shall have effected a Company Board Recommendation Change; (ii) the Board of Directors of the Company, or any authorized committee thereof shall have failed to present and recommend the approval and adoption of this Agreement and the Merger to the stockholders of the Company, or withdrawn or modified in a manner adverse to Parent, its recommendation or approval of the Merger and this Agreement; (iii) Company shall have entered, or caused the Company or its Subsidiaries to enter, into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement or other similar agreement related to any Company Acquisition Proposal; (iv) Company shall have breached Section 4.2; or (v) the Board of Directors of Company, or any authorized committee thereof shall have resolved to do any of the foregoing;

(g)  by Company, if (i) the Board of Directors of Parent, or any authorized committee thereof, shall have effected a Parent Board Recommendation Change; (ii) the Board of Directors of Parent, or any authorized committee thereof shall have failed to present and recommend the approval and adoption of this Agreement and the Merger to the stockholders of Parent, or withdrawn or modified in a manner adverse to Company, its recommendation or approval of the Merger and this Agreement; (iii) Parent shall have entered, or caused the Parent or its Subsidiaries to enter, into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement or other similar agreement related to any Parent Acquisition Proposal; (iv) Parent shall have breached Section 4.3; (v) Parent shall have failed to include the Parent Board Recommendation in the Proxy Statement or (vi) the Board of Directors of Parent, or any authorized committee thereof shall have resolved to do any of the foregoing;

(h)  by Parent, if neither Parent nor Merger Sub is then in material breach of its obligations or representations and warranties under this Agreement, and if (i) the Company breaches its representations and warranties herein such that Section 6.2(a) would not be satisfied or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that Section 6.2(b) would not be satisfied, and, in both case (i) and case (ii), such breach cannot be cured or has not been cured within fifteen (15) days after notice thereof to the Company;

(i)  by the Company, if it is not then in material breach of its obligations, representations and warranties under this Agreement, and if (i) either Parent or Merger Sub breaches its representations and warranties herein such that Section 6.3(a) would not be satisfied; or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreements contained in this Agreement such that Section 6.3(b) would not be satisfied, and, in both case (i) and case (ii), such breach cannot be cured or has not been cured within fifteen (15) days after notice thereof to Parent;

(j)  (A) by Parent, if at any time prior to obtaining the Parent Stockholder Approval, Parent determines to enter into a definitive agreement relating to a Parent Acquisition Proposal that the Board of Directors of Parent has determined constitutes a Parent Superior Proposal; provided that the (i) the Board of Directors of Parent shall have effected a Parent Board Recommendation Change in accordance with Section 4.3(c) and shall have complied with all provisions of Section 4.3; (ii) Parent is not in breach in any material respect with the terms of this Agreement; (iii) Parent shall have entered into a definitive agreement relating to the Parent Acquisition Proposal that the Board of Directors of Parent has determined constitutes a Parent Superior Proposal and (iv) concurrently with the termination of this Agreement, Parent pays the Termination Fee payable to the Company pursuant to Section 7.3(c) or (B) by Company, if Company determines to enter into a definitive agreement relating to a Company Acquisition Proposal that the Board of Directors of Company has determined constitutes a Company Superior Proposal; provided that the (i) the Board of Directors of Company shall have effected a Company Board Recommendation Change in accordance with Section 4.2(c) and shall have complied with all provisions of Section 4.2; (ii) Company is not in breach in any material respect with the terms of this Agreement; (iii) Company shall have entered into a definitive agreement relating to the Company Acquisition Proposal that the Board of Directors of Company has determined constitutes a Company Superior Proposal and (iv) concurrently with the termination of this Agreement, Company pays the Company Termination Fee payable to the Parent pursuant to Section 7.3(b); or

(k)  by the Company, at any time, upon the payment to Parent of the fee set forth in Section 7.3(b).

7.2  Effect of Termination.  Except as provided in this Section 7.2, in the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than this Section 7.2 and Sections 5.2(b), 5.8, 7.3 and Article VIII, each of which shall survive such termination) will forthwith become void, and there will be no liability on the part of Parent, Merger Sub or the Company or any of their respective officers or directors to the other and all rights and obligations of any Party will cease, except, subject to Section 7.3(g), that nothing herein will relieve any Party from liability for any breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement or from any obligation to pay, if and as applicable, the Company Termination Fee or the Parent Termination Fee.

7.3  Fees and Expenses.

(a)  Except as set forth in this Section 7.3, Parent shall pay the Professional Fees incurred by the Company in connection with this Agreement and the transactions contemplated hereby, except that, in the event that this Agreement is validly terminated by either Parent or the Company pursuant to Section 7.1, Parent’s share of such Professional Fees shall not exceed $50,000 and, provided, that if the Closing occurs, the Professional Fees incurred by the Company shall not exceed $1,000,000 in the aggregate (which, for purposes of calculating such $1,000,000 limitation, shall include amounts paid by the Company on or prior to the Effective Time and amounts assumed by Parent and the Surviving

Corporation on and after the Effective Time. Furthermore, Parent shall not incur fees and expenses in excess of $1,000,000, in the aggregate, for attorney, accountant and other professionals (other than fees and expenses for any broker, financial advisor, investment banker, or proxy solicitor identified to the Company) regarding services provided to the Parent in connection with the consummation of the transactions contemplated hereby.

(b)  In the event that either (A) the Company terminates this Agreement pursuant to Section 7.1(j)(B) or 7.1(k) or (B) the Parent or the Company validly terminates this Agreement pursuant to Section 7.1(e) or Section 7.1(f), then the Company shall pay to Parent, simultaneously with such termination of this Agreement, a fee in cash equal to $5,000,000 (the “Company Termination Fee”), which Company Termination Fee shall be payable by wire transfer of immediately available funds to an account specified by Parent.

(c)  In the event that (i) the Company validly terminates this Agreement pursuant to Section 7.1(g) or (ii) Parent validly terminates this Agreement pursuant to Section 7.1(j)(A), then, in any such case, Parent shall pay to the Company, simultaneously with such termination of this Agreement, a fee (the “Parent Termination Fee”) equal to the sum of (x) $3,000,000 plus (y) 5% of the consideration paid to all security holders of Parent in connection with the Parent Superior Proposal in the same form as such consideration is paid to such security holders (i.e., 5% of the cash, securities and any other form of consideration paid in connection with the Parent Superior Proposal), which Parent Termination Fee, to the extent it is cash, shall be payable by wire transfer of immediately available funds to an account specified by the Company; provided, that, notwithstanding anything to the contrary set forth herein, a Parent Termination Fee shall only be payable if the termination of this Agreement is in connection with or solely due to the Parent entering into an agreement for a Parent Superior Proposal.

(d)  In the event that this Agreement is validly terminated by Parent pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(h), and at or prior to the time of such termination, a Parent Acquisition Proposal has either previously been publicly announced (or has become publicly known) or has been proposed or communicated to Parent and (ii) within six (6) months following the termination of this Agreement, (y) Parent enters into a definitive agreement with respect to such previously proposed, communicated, known or announced Parent Acquisition Proposal or (z) such previously proposed, communicated, known or announced Parent Acquisition Proposal is otherwise consummated, then, in any such case, Parent shall pay to the Company the Parent Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within two (2) Business Days after the execution of such agreement or after such transaction is consummated, as applicable (provided that for purposes of the foregoing clause (z) each reference to “20%” in the definition of Parent Acquisition Proposal shall be deemed to be a reference to “35%”).

(e)  In the event that this Agreement is validly terminated by the Company pursuant to Section 7.1(b) or Section 7.1(i) and at or prior to the time of such termination, a Company Acquisition Proposal has either previously been publicly announced (or has become publicly known) or has been proposed or communicated to the Company and (ii) within six (6) months following the termination of this Agreement, (A) the Company enters into a definitive agreement with respect to such previously proposed, communicated, known or announced Company Acquisition Proposal or (B) such previously proposed, communicated, known or announced Company Acquisition Proposal is otherwise consummated, then, in any such case, Company shall pay to the Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Parent, within two (2) Business Days after the execution of such agreement or after such transaction is consummated, as applicable (provided that for purposes of the foregoing clause (B) each reference to “20%” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “35%”).

(f)  Each of the Company and Parent acknowledges and agrees that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would have entered into this Agreement; accordingly, if the Company or Parent fails promptly to pay the Parent Termination Fee or the Company Termination Fee when due pursuant to Section 7.3, and, in order to obtain such payment, either Parent or the

Company, as applicable, commences an Action that results in an award against the Company or Parent, as applicable, for such fee, the Company or Parent, as applicable, shall pay the other Party its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such Action, together with interest on the amount of the applicable fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. Under no circumstances shall any Party be required to pay more than one fee in respect of termination under this Section 7.3.

(g)  Notwithstanding anything to the contrary in this Agreement, (i) each of Parent and Merger Sub acknowledges and agrees that if Parent is entitled to receive the Company Termination Fee, the right to receive such payment shall be the sole and exclusive remedy for the termination of this Agreement and such payment shall be the full and final payment for any such termination pursuant to Section 7.1 hereof and Parent and Merger Sub shall be deemed to have waived any and all claims and held Company harmless in exchange for such payment, and (ii) the Company acknowledges and agrees that if the Company is entitled to receive the Parent Termination Fee, the right to receive such payment shall be the sole and exclusive remedy for the termination of this Agreement and such payment shall be the full and final payment for any such termination pursuant to Section 7.1 hereof and the Company shall be deemed to have waived any and all claims and held Parent and Merger Sub harmless in exchange for such payment

7.4  Amendment.  This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time subject to the applicable provisions of the BCL and the DGCL. This Agreement may not be amended except by an instrument in writing signed by all of the Parties.

7.5  Waiver.  At any time prior to the Effective Time, any Party may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument signed by the Party to be bound thereby.

ARTICLE VIII

COMPANY REPRESENTATIVE

8.1  Appointment of Company Representative.  Pursuant to the Company Stockholder Approval and the transmittal letter, the Company Representative is appointed, authorized and empowered to be the representative, agent and attorney-in-fact of each of the Company Stockholders, with full power of substitution, to make the particular decisions and determinations specified in this Agreement and the Escrow Agreement, that may be necessary or appropriate to accomplish the intent and implement the provisions of, this Agreement and the Escrow Agreement, and to facilitate the consummation of the transactions contemplated hereby and thereby. By executing this Agreement, the Company Representative accepts such appointment, authority and power. Without limiting the generality of the foregoing, the Company Representative shall have the power to take any of the following actions on behalf of such Company Stockholders: (a) to give and receive notices, communications and consents under this Agreement and the Escrow Agreement; (b) to waive applicable provisions of this Agreement and the Escrow Agreement; (c) to assert any claim or institute any action against or defend, contest or litigate any action related to the Escrow Fund (d) to negotiate, enter into settlements and compromises of, resolve and comply with orders of courts and awards of arbitrators or other third party intermediaries with respect to any disputes arising under this Agreement and the Escrow Agreement; (e) to agree to any offsets or other additions or subtractions of amounts to be paid under this Agreement and the Escrow Agreement; and (f) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, letters and other writings, and, in general, to do any and all things and to take any and all action that the Company Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the activities described in this Section 8.1 and the transactions contemplated hereby. Notwithstanding anything to the contrary set forth herein or in the Escrow Agreement, the Company Representative shall have no right, by virtue of its capacity as Company Representative, to direct the vote or disposition of any shares of capital stock owned by a Company Stockholder. The death, incapacity, dissolution, liquidation, insolvency or bankruptcy of any Company Stockholder shall not terminate such appointment or the authority and agency of the Company Representative.

8.2  Authority.  The appointment of the Company Representative by each such Company Stockholder is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of such Company Stockholder). Such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, securityholders, members, managers, successors and assigns of each such Company Stockholder. All decisions of the Company Representative shall be final and binding on all of the Company Stockholders and no such Company Stockholders shall have the right to object, dissent, protest or otherwise contest the same. Parent shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Company Representative and any document executed by the Company Representative on behalf of any such Company Stockholders and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon absent willful misconduct. The Company Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by any Company Stockholder, Parent, the Company, any third Person or any other evidence deemed by the Company Representative to be reliable, and the Company Representative shall be entitled to act on the advice of counsel selected by it. The Company Representative shall be fully justified in failing or refusing to take any action under this Agreement or the Escrow Agreement unless it shall have received such advice or concurrence of such Company Stockholders as it deems appropriate or it shall have been expressly jointly and severally indemnified to its satisfaction by the Company Stockholders appointing it against any and all losses and other liabilities and expenses that the Company Representative may incur by reason of taking or continuing to take any such action.

8.3  Counsel.  The Company Representative shall be entitled to retain counsel acceptable to it and to incur such expenses as the Company Representative deems to be necessary or appropriate in connection with its performance of its obligations under this Agreement and the Escrow Agreement, and all such fees and expenses (including, without limitation, reasonable attorneys’ fees and expenses) incurred by the Company Representative shall be paid by Company Stockholders.

8.4  Limitation on Liability.  The Company Representative shall not be responsible for any loss suffered by, or liability of any kind to, such Company Stockholders arising out of any act done or omitted by the Company Representative in connection with the acceptance or administration of the Company Representative’s duties hereunder, unless such act or omission involves gross negligence or fraud. The Company Stockholders shall indemnify and hold harmless the Company Representative and its partners, stockholders, affiliates, directors, officers, fiduciaries, employees and agents of each of the foregoing (each, a “Company Representative Indemnified Party”) from and against all losses, liabilities, claims or expenses incurred or suffered by the Company Representative Indemnified Parties as a result of, or arising out of, or relating to any and all actions taken or omitted to be taken by the Company Representative under this Agreement or the Escrow Agreement or in connection with the incurrence, payment, discharge or settlement of any of the obligations of such Company Stockholders. None of the Company Representative Indemnified Parties shall be liable to any Company Stockholders in respect of such arrangements or actions or omissions in connection therewith.

8.5  Resignation.  The Company Representative may resign by providing fourteen (14) days prior written notice to the Company and Parent. Upon the resignation of the Company Representative, a majority-in-interest of the Company Stockholders (based on the relative voting rights and percentage ownership in the Company immediately prior to the Effective Time) shall appoint a replacement Company Representative to serve in accordance with the terms of this Agreement; provided, however, that such appointment shall be subject to such newly-appointed Company Representative notifying Parent in writing of his, her or its appointment and appropriate contact information for purposes of this Agreement, and Parent shall be entitled to rely upon, without independent investigation, the identity of such newly-appointed Company Representative as set forth in such written notice.

ARTICLE IX

GENERAL PROVISIONS

9.1  Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such electronic mail, or by telecopier, with confirmation as provided above addressed as follows:

(a)	If to Parent or Merger Sub:

DOCUMENT SECURITY SYSTEMS, INC.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, New York 14614
Telecopier:
E-Mail:
Attention:

With copies to:

Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174
Telecopier: 212-704-8346
E-Mail: james.kaplan@troutmansanders.com
Attention: James Kaplan

(b)	If to the Company:

LEXINGTON TECHNOLOGY GROUP, INC.
375 Park Avenue, 26th Floor
New York, NY 10152
Telecopier:
E-Mail: will@socialnetip.com
Attention: Will Rosellini

With copies to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Telecopier: 212-983-3115
E-Mail: KKoch@mintz.com
Attention: Ken Koch

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (i) in the case of personal delivery, on the date of such delivery; (ii) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent; (iii) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt; and (iv) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted.

9.2  Interpretation.  When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.4  Entire Agreement.  This Agreement (including all exhibits and schedules hereto and thereto), any non-disclosure or other agreement pertaining to the treatment of confidential information by and between the parties hereto (or any of them), and any other documents and instruments delivered in connection herewith constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof.

9.5  Assignment.  This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any Affiliate, provided that no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder.

9.6  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the provisions of Article I and Sections 5.10 and 5.11 are intended for the benefit of each of the individuals specified therein and their successors and assigns.

9.7  Failure or Indulgence Not Waiver; Remedies Cumulative.  No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

9.8  Governing Law; Enforcement.  This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of laws principles thereof, which would result in the applicability of the laws of another jurisdiction, except to the extent required under Delaware corporate law. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties: (i) consents to submit itself to the personal jurisdiction of the state courts of the State of New York in the event any dispute arises out of this Agreement or any transaction contemplated hereby; (ii) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from any such court; (iii) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; (iv) consents to service of process by delivery pursuant to Section 9.1 hereof; and (v) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any New York State court or any Federal Court of the United States of America sitting in New York City, New York.

9.9  Nonsurvival of Representations.  None of the representations and warranties in this Agreement shall survive the Effective Time and no party shall have any liability to any other party with respect thereto. This Section 9.9 shall not limit or affect any covenant or agreement of the parties which by its terms provides for performance after the Effective Time.

9.10  Counterparts.  This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub, the Company and Company Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White

Name:   Patrick White
Title:    CEO

DSSIP, INC.

By:	/s/ Patrick White

Name:   Patrick White
Title:    CEO

LEXINGTON TECHNOLOGY GROUP, INC.

By:	/s/ Will Rosellini

Name:   Will Rosellini
Title:    CEO

HUDSON BAY MASTER FUND LTD.,
solely for the purposes of Sections 1.16 and 6.1(e) and Article VII

By:	/s/ Yoav Roth

Name:   Yoav Roth
Title:    Authorized Signatory

EXHIBIT A

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of            , 2012 (the “Agreement”), by and among DOCUMENT SECURITY SYSTEMS, INC. (the “Parent”), HUDSON BAY MASTER FUND LTD., as representative (the “Stockholders’ Representative”) of the stockholders (the “Stockholders”) of LEXINGTON TECHNOLOGY GROUP, INC. (the “Company”), and American Stock Transfer & Trust Company, LLC, as escrow agent (the “Escrow Agent”).

WHEREAS, the Parent and the Company have entered into an Agreement and Plan of Merger by and among Parent, DSSIP, Inc., the Company and Stockholders’ Representative, dated as of            , 2012 (the “Merger Agreement”; capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Merger Agreement);

WHEREAS, pursuant to Section 1.8 of the Merger Agreement, at the Effective Time, Parent shall deliver 7,100,000 shares of Parent Common Stock (the “Escrow Shares”) to the Escrow Agent to be held in escrow;

WHEREAS, pursuant to the Merger Agreement, the Stockholders have appointed the Stockholders’ Representative to represent them for certain purposes in connection with the provisions of the Merger Agreement and this Agreement; and

WHEREAS, the Escrow Agent has agreed to hold, invest and/or release the Escrow Shares pursuant to the terms of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1.  Appointment of Escrow Agent.  The Parent, the Stockholders and the Company hereto hereby constitute and appoint the Escrow Agent to act in accordance with and subject to the terms of this Agreement, and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with and subject to such terms.

2.  Deposit of Escrow Shares.  On the Effective Date, Parent shall deposit with the Escrow Agent the Escrow Shares in the form of certificates, or, if requested at Closing, in book entry, in the name of the Stockholders, to be held and disbursed subject to the terms and conditions of this Agreement.

3.  Disbursement of the Escrow Shares.

(a)  The Escrow Agent shall hold the Escrow Shares and disburse the Escrow Shares in accordance with the terms of this Agreement until the earlier of (i) the last date upon which the closing price per share of Parent Common Stock exceeds $5.00 per share (as adjusted for stock splits, stock dividends and similar events) for 40 Trading Days (as hereinafter defined) within a continuous 90 Trading Day period following the Closing Date (the “Stock Target Date” ) or (ii)            , 2013 (the “Termination Date” ). The number of Escrow Shares beneficially owned by each Stockholder is set forth on Schedule 1 hereto. Such Schedule shall list each Stockholder and such Stockholders’ interest in the Escrow Shares. The Escrow Agent shall have no further duties hereunder after the disbursement or destruction of the Escrow Shares in accordance with this Section 3. For purposes of this Agreement, “Trading Day” means, as applicable, (x) with respect to all price determinations relating to the Parent Common Stock, any day on which Parent Common Stock is traded on the Principal Market, provided that “Trading Day” shall not include any day on which Parent Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that Parent Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) or (y) with respect to all determinations other than price determinations relating to Parent Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities. For purposes of this Agreement, “Principal Market” means the NYSE MKT, or if NYSE MKT is not the principal trading market for Parent Common Stock, then the principal securities exchange or securities market on which Parent Common Stock is then traded, or the over-the-counter market or the electronic bulletin board for such security.

(b)  Within three days following the Stock Target Date or the Termination Date, as the case may be, the Parent and the Stockholders’ Representative shall deliver joint written instructions to the Escrow Agent (“Joint Written Instructions”) providing for the disbursement of the Escrow Shares to the Stockholders or Parent, as the case may be. If Joint Written Instructions are not provided, then Sections 3(c) and 3(d) below and the other terms and conditions of this Agreement shall govern the disposition of the Escrow Shares. The disbursement of Escrow Shares, if any, to the Stockholders shall be made directly from the Escrow Agent to each Stockholder at the address provided by such Stockholder in the letter of transmittal submitted by such Stockholder pursuant to the Merger Agreement. The parties hereto agree that in no event shall the Stockholders' Representative be obligated to receive or disburse any Escrow Shares on behalf of any Stockholder.

(c)  If Joint Written Instructions have not been delivered to the Escrow Agent in accordance with Section 3(b), then (i) the Stockholders’ Representative may demand delivery of the Escrow Shares upon written notice to both the Escrow Agent and the Parent (the “Stockholders’ Demand”) and (ii) the Parent may demand delivery of the Escrow Shares upon written notice to both the Escrow Agent and the Stockholders’ Representative (“Parents’ Demand” ). In the event of a Stockholders’ Demand, if the Parent does not object to such disbursement by providing a written notice of its objection (the “Parent Objection”) to both the Escrow Agent and the Stockholders’ Representative within 10 days of the date of the Stockholders’ Demand, the Escrow Agent shall disburse the Escrow Shares to the Stockholders within three business days after the expiration of such 10 day period. In the event of Parents’ Demand, if the Stockholders’ Representative does not object to such disbursement by providing a written notice of its objection (the “Stockholders’ Objection”) to both the Escrow Agent and the Parent within 10 days of the date of Parent’s Demand, the Escrow Agent shall disburse the Escrow Shares to the Parent within three business days after the expiration of such 10 day period. A Parent Objection or Stockholders’ Objection, as applicable, shall set forth in detail the basis of such objection.

(d)  If the Stockholders’ Representative timely delivers a Stockholders’ Objection or the Parent timely delivers a Parent Objection, as the case may be, the Escrow Agent shall not disburse, and shall continue to hold the Escrow Shares or the disputed portion thereof, as the case may be, pending receipt of either (i) delivery instructions signed by the Parent and the Stockholders’ Representative, specifying the agreement of the parties as to the action to be taken by the Escrow Agent (“Joint Payment Instructions”) or (ii) a notice from either the Parent or the Stockholders’ Representative stating that the dispute has been submitted to a court of competent jurisdiction for judgment and that a judgment with respect to such matters has been rendered or such dispute has been submitted to a panel of arbitrators with proper jurisdiction and that a final non-appealable award with respect to such arbitration has been rendered (in each case, a “Judgment Notice”) which is accompanied by a copy of a final, nonappealable order of such court or such arbitration panel, as the case may be (each an “Order”), pursuant to which such court or panel of arbitrators has determined whether and to what extent the party seeking the Escrow Shares is entitled to the amount requested. Upon receipt of Joint Payment Instructions or a Judgment Notice accompanied by an Order, as the case may be, the Escrow Agent shall disburse the Escrow Shares as instructed in the Joint Payment Instructions or Judgment Notice, as applicable, within three business days after receipt of such Joint Payment Instructions or Judgment Notice accompanied by an Order. A copy of the Judgment Notice or Order shall be delivered to each party at the same time as it is delivered to the Escrow Agent. The Escrow Agent may rely on its own reasonable judgment as to whether an order constitutes an Order.

(e)  Notwithstanding anything to the contrary set forth herein, if at any time the Escrow Agent shall receive Joint Written Instructions to release the Escrow Shares, then within three business days after receipt of such Joint Written Instructions, the Escrow Agent shall release the Escrow Shares in accordance with such Joint Written Instructions. The parties will cooperate in good faith in executing such Joint Written Instructions whenever reasonably necessary to ensure distributions of escrowed funds to the party entitled thereto under the terms of the this Agreement.

(f)  Except as expressly provided otherwise herein, each Stockholder shall at all times retain and have the full and absolute right to exercise all rights and indicia of ownership with respect to the Escrow Shares owned by such Stockholder, including, without limitation, voting and consensual rights and the

Stockholders’ Representative shall have no right, by virtue of its capacity as Stockholders’ Representative, to direct the vote or disposition of any of the Escrow Shares; provided, however, that the Stockholders shall have no right to transfer, pledge or encumber or otherwise dispose of in any manner whatsoever any Escrow Shares, except as otherwise may be provided herein. For tax purposes the Escrow Shares shall be treated as having been actually issued and transferred to the Stockholders and the Stockholders shall be considered the owners of the shares from the date of issue. All dividends or distributions or proceeds in stock or other property issued in respect of the Escrow Shares shall be deposited into the Escrow Account and become part of the Escrow Shares and shall ultimately be distributed to the person or entity which receives the Escrow Shares. Any such dividends or distributions or proceeds deposited into the Escrow Shares shall be attributed to each Stockholder in his, her or its proportionate interest as set forth on Schedule 1 hereto.

4.  Concerning the Escrow Agent.

4.1  Good Faith Reliance.  The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

4.2  Indemnification.  The Escrow Agent shall be indemnified and held harmless, jointly and severally, by the Parent and the Company (which such indemnification liability between Parent and Company shall be split equally) from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, or the Escrow Shares held by it hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in an appropriate court to determine ownership or disposition of the Escrow Shares or it may deposit the Escrow Shares with the clerk of any appropriate court or it may retain the Escrow Shares pending receipt of a final, non-appealable order of a court having jurisdiction over all of the parties hereto directing to whom and under what circumstances the Escrow Shares are to be disbursed and delivered. The provisions of this Section 4.2 shall survive in the event the Escrow Agent resigns or is discharged pursuant to Sections 4.5 or 4.6 below.

4.3  Compensation.  The Parent shall pay the fees and the expenses of the Escrow Agent for its services hereunder. The provisions of this Section 5.3 shall survive any termination of this Agreement and removal or resignation of the Escrow Agent.

4.4  Further Assurances.  From time to time, on and after the date hereof, the Parent and the Stockholders’ Representative shall deliver, or cause to be delivered, to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

4.5  Resignation.  The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided. Such resignation shall become effective at such time that the Escrow Agent shall turn over to a successor escrow agent appointed by the Parent, the Escrow Shares held hereunder. If no new escrow agent is so appointed within the 60 day period following the giving of such notice of resignation, the Escrow Agent may deposit the Escrow Shares with any court it reasonably deems appropriate.

4.6  Discharge of Escrow Agent.  The Escrow Agent shall resign and be discharged from its duties as escrow agent hereunder if so requested in writing at any time by the Parent and the Stockholders’ Representative, jointly; provided, however, that such resignation shall become effective only upon acceptance of appointment by a successor escrow agent as provided in Section 4.5.

4.7  Liability.  Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability hereunder for its own gross negligence or its own willful misconduct.

5.  Miscellaneous.

5.1  Governing Law.  This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of New York, without giving effect to the conflict of law principles thereof.

5.2  Entire Agreement.  This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof and, except as expressly provided herein, may not be changed or modified except by an instrument in writing signed by the party to be charged.

5.3  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation thereof.

5.4  Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their legal representatives, successors and assigns.

5.5  Notices.  Any notice or other communication required or which may be given hereunder shall be in writing and either be delivered personally or be mailed, certified or registered mail, or by private national courier service, return receipt requested, postage prepaid, and shall be deemed given when so delivered personally or, if mailed, two days after the date of mailing, as follows:

If to Parent, to:

DOCUMENT SECURITY SYSTEMS, INC.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, New York 14614
Telecopier:
E-Mail:
Attention:

With copies to:

Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174
Telecopier: 212-704-8346
E-Mail: james.kaplan@troutmansanders.com
Attention: James Kaplan

[If to the Stockholders’ Representative]:

[          ]

With a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue,
New York, New York 10017
Attention: Kenneth Koch, Esq.

and if to the Escrow Agent, to:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Attention: Joe Smith

With a copy (which shall not constitute notice) to:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Attention: General Counsel

The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice to any such change in the manner provided herein for giving notice.

5.6  Counterparts.  This Agreement may be executed in several counterparts, each one of which may be delivered by facsimile or.pdf transmission and each of which shall constitute an original, and together shall constitute but one instrument.

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IN WITNESS WHEREOF, the undersigned have executed this Escrow Agreement as of the date first written above.

HUDSON BAY MASTER FUND LTD.

By:

DOCUMENT SECURITY SYSTEMS, INC.

By:	Name: Title:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, as Escrow Agent

By:	Name: Title:

EXHIBIT B

CERTIFICATE OF MERGER

OF

DSSIP, INC.
(a Delaware Corporation)

INTO

LEXINGTON TECHNOLOGY GROUP, INC.
(a Delaware Corporation)

Pursuant to Title 8, Section 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”), the undersigned corporation hereby certifies as follows:

1.	The constituent corporations are Lexington Technology Group, Inc., a Delaware corporation (the “Company”) and DSSIP, Inc., a Delaware corporation (together with the Company, the “Constituent Corporations”).
2.	An Agreement and Plan of Merger, dated as of , 2012 (the “Merger Agreement”) has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations.
3.	The Company shall be the surviving corporation after the merger (the “Surviving Corporation”) and the name of the Surviving Corporation shall remain Lexington Technology Group, Inc.
4.	The certificate of incorporation of the Surviving Corporation as now in force and effect, shall continue to be the certificate of incorporation of said Surviving Corporation until amended and changed in accordance with the provisions of the DGCL.
5.	A copy of the executed Merger Agreement is on file at the office of the Surviving Corporation, the address of which is as follows:

375 Park Avenue, 26th Floor
New York, NY 10152

6.	A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either Constituent Corporation.
7.	This Certificate of Merger (“Certificate”) shall be effective at such time as this Certificate is filed with the Secretary of the State of Delaware in accordance with the provisions of Section 103 and 251(c) of the DGCL.

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IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be executed by a duly authorized officer as of            , 2012.

LEXINGTON TECHNOLOGY GROUP, INC.

By:

Name
Title:

EXHIBIT F-1

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

This First Amendment to Employment Agreement (this “Amendment”) is effective as of October 1, 2012, by and between Document Security Systems, Inc., a New York Corporation, with an office at 36 West Main Street, Rochester, New York 14614 (“Company”) and Patrick White, who resides at 58 Bosworth Field, Mendon, New York 14506 (“Executive”).

RECITALS

WHEREAS, Company and Executive entered into that certain employment agreement, effective as of June 10, 2004 (“Employment Agreement”), which sets forth the terms and conditions of Executive’s employment with the Company; and

WHEREAS, Company and Executive desire to amend the Employment Agreement so that the Employment Agreement complies with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the premises, mutual promises and covenants set forth herein, the Company and Executive agree as follows:

1.	Defined Terms. Any capitalized term used herein but not defined herein shall have the meaning ascribed to such term in the Employment Agreement.
2.	Amendments. The Employment Agreement is hereby amended, as follows:

a.  Section 2 of the Employment Agreement is hereby deleted in its entirety and replaced as follows:

“2.  Term.  The term of this Agreement shall commence on the Effective Date and shall continue, unless otherwise terminated as provided herein, until the later of (a) December 31, 2012, or (b) the closing date, termination or expiration, of that certain merger by and among the Company, DSSIP, Inc., a Delaware corporation, and Lexington Technology Group, Inc., a Delaware corporation (“Term”).”

b.  Section 9(b)(i) and (ii) are hereby deleted in their entirety and replaced as follows:

“(b)  If this Agreement is terminated pursuant to Section 8(e) or otherwise by Company without “Good Cause”:

(i)  Executive shall be paid all unpaid salary, earned bonuses, vacation and other benefits accrued through the date of termination on or before a date that is 2 months and 15 days following the calendar year in which this Agreement is terminated, and shall receive such other benefits, such as health insurance continuation coverage under COBRA, as may be required by law;

(ii)  Executive shall receive as severance payment in an amount equal to eighteen (18) months of Executive’s annual salary at the rate in effect as of the date of Executive’s termination. Such severance payment shall be made in a lump sum on the earlier of (A) the date that is six months after the date of the Executive’s separation from service, within the meaning of Treasury Regulation Section 1.409A-1(h), with the Company or (B) the Executive’s date of death.”

c.  Section 10(a) is hereby deleted in its entirety and replaced as follows:

“(a)  For purposes of this Agreement, a “Change in Control” will be deemed to have occurred with respect to the Company:

(i)  upon (x) the acquisition of more than 50% of the ownership of the Company within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(v) or (y) the acquisition of at least 80% of the gross fair market value of the assets of the Company within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(vii). A change in control shall not include the acquisition of additional control by a shareholder of the Company within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(vi)(C); or

(ii)  if any person or entity, together with all “affiliates” and “associates” (as defined in Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”)) of such person or entity, shall become the beneficial owner (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of either (A) the combined voting power of the Company’s then-outstanding securities having the right to vote in an election of the Company’s Board of Directors (“Voting Securities”) or (B) the then-outstanding shares of all class of stock of the Company.”

d.  A new Section 14(h) is hereby added to the Employment Agreement as follows:

“Notwithstanding anything in this Agreement to contrary, if any amounts due to the Executive hereunder constitute compensation deferred (“Deferred Compensation”) under a nonqualified deferred compensation plan, for purposes of Section 409A of the Code, and such Deferred Compensation is subject to interest and excise tax under Section 409A(a)(1)(B) of the Code (such interest and excise tax collectively referred to herein as “409A Excise Tax”), the Company shall pay to Executive an additional amount (“409A Gross-Up Payment”) such that the net amount retained by Executive, after deduction of any Federal, state and local income and employment taxes, shall equal the sum of the Federal, state and local income and employment taxes imposed upon the 409A Gross-Up Payment and the 409A Excise Tax. For purposes of determining the amount of the 409A Gross-Up Payment, the Executive shall be deemed to pay Federal income tax at the highest marginal rate of Federal income taxation in the calendar year in which the 409A Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of Executive’s residence in the calendar year in which the 409A Gross-Up Payment is to be made, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes. Should any amount of Deferred Compensation payable hereunder become includible in Executive’s gross income because this Agreement fails to meet the requirements of Section 409A of the Code and the regulations thereunder, a payment may be made to Executive under this Agreement equal to the amount of Deferred Compensation so includible in accordance with Treasury Regulation Section 1.409-3(j)(4)(vii); provided, however, that the amount of such payment may not exceed the amount required to be included in Executive’s gross income as a result of a failure of this Agreement to comply with the requirements of Section 409A of the Code and the regulations thereunder.”

e.  A new Section 14(i) is hereby added to the Employment Agreement as follows:

“Notwithstanding anything set forth above in Subsection 9(d) of the Agreement or the new Section 14(h) with respect to payments the Company may make to, or on behalf of, the Executive, with respect to a 280G Gross-Up Payment and/or a 409A Gross-Up Payment, the maximum amount the Company will pay pursuant to Subsection 9(d) and new Section 14(h) shall be an aggregate of $50,000.”

3.	Subject to the modifications set forth in Section 2 of this Amendment, the Employment Agreement remains in effect.
4.	This Amendment (i) constitutes the entire agreement between the Company and Executive with respect to the subject matter hereof and supersedes all prior discussions, agreements and understandings relating thereto, and (ii) may not be amended or modified except by a writing signed by the Company and Executive.

IN WITNESS WHEREOF, the Company and Executive have executed this Amendment as of the date first written above.

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Philip Jones
Title:	CFO

PATRICK WHITE

/s/ Patrick White

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (“Agreement”), dated as of the 1st day of October, 2012, by and between Document Security Systems, Inc., a New York corporation (the “Company”), and Patrick White, an individual (the “Consultant”). The effective date of this Agreement (the “Effective Date”) shall be the date of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger, dated as of October 1, 2012 (the “Merger Agreement”), by and among the Company, DSSIP, Inc., a Delaware corporation, and Lexington Technology Group, Inc., a Delaware corporation. If the transactions contemplated under the Merger Agreement are not consummated and the Merger Agreement is terminated in accordance with its terms, then this Agreement shall be automatically terminated contemporaneously therewith and be of no force or effect.

WITNESSETH:

WHEREAS, effective as of the Effective Date, the parties have agreed to enter into this Agreement; and

WHEREAS, the Company desires to secure and retain the benefit of the Consultant’s services and experiences and the Consultant desires to be retained by the Company upon the terms and conditions stated herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to as follows:

1.  Consulting Term.  The Company hereby agrees to retain the Consultant and the Consultant agrees to be retained by the Company on the terms and conditions set forth below for a term (the “Consulting Term”) commencing on the Effective Date and automatically terminating upon the second (2nd) anniversary after the Effective Date or the earlier termination of this Agreement pursuant to Section 6.

2.  Consulting Services.  The Consultant shall report to the Chief Executive Officer of the Company and the Consultant shall render the services described on Exhibit A hereto. The Consultant shall use his commercially reasonable efforts in such endeavors and shall perform his services with a level of care, skill and diligence that a prudent professional acting in a like capacity and familiar with such matter would employ. Except as necessary for the performance of services hereunder, the Consultant shall not be required to report to the Company’s offices.

3.  Compensation.

(a)  As consideration for the performance of the duties and services to be performed by the Consultant hereunder, the Company agrees to pay to the Consultant a consulting fee equal to $170,000 per annum for the period from the Effective Date through the first (1st) anniversary after the Effective Date and a consulting fee equal to $140,000 per annum for the period from the first (1st) anniversary after the Effective Date through the second (2nd) anniversary after the Effective Date (the “Consulting Fee”). The Consulting Fee shall be paid by the Company to the Consultant on a monthly basis within five (5) business days after the conclusion of such month. Upon the Effective Date, the Company shall pay to the Consultant a bonus equal to $40,000 (the “Bonus”) and on September 21, 2012, the Company granted options to the Consultant to acquire 50,000 shares of the common stock, par value $0.02 per share, of the Company at an exercise price equal to $4.26 per share (the “Options”). Such options shall vest in full on the first anniversary after the Effective Date. The Company shall reimburse the Consultant for all ordinary and necessary reasonable business expenses the Consultant incurs in connection with providing services to the Company under this Agreement, upon submission by the Consultant of receipts and other documentation in accordance with the Company’s policies and procedures.

(b)  Certain Payments.

(i)  Notwithstanding anything in the Agreement to contrary, if any amounts due to the Consultant hereunder or under any other agreement, plan or program of the Company (“Payments”) constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”)) and will be subject to excise tax under Section 4999 of the Code (“Section 4999 Excise Tax”), the Company shall pay to the Consultant an additional amount (the

“280G Gross-Up Payment”) such that the net amount retained by the Consultant, after deduction of any 4999 Excise Tax on Payments and any Federal, state and local income and employment taxes and 4999 Excise Tax upon the 280G Gross-Up Payment, shall be equal to the Payments to Consultant.

(ii)  Notwithstanding anything in this Agreement to contrary, if any amounts due to the Consultant hereunder or under any other agreement, including that certain Employment Agreement, effective as of June 10, 2004 and as amended, by and between the Company and the Consultant, plan or program of the Company constitute compensation deferred (“Deferred Compensation”) under a nonqualified deferred compensation plan, for purposes of Section 409A of the Code, and such Deferred Compensation is subject to interest and excise tax under Section 409A(a)(1)(B) of the Code (such interest and excise tax collectively referred to herein as “409A Excise Tax”), the Company shall pay to the Consultant an additional amount (“409A Gross-Up Payment”) such that the net amount retained by the Consultant, after deduction of any Federal, state and local income and employment taxes, shall equal the sum of the Federal, state and local income and employment taxes imposed upon the 409A Gross-Up Payment and the 409A Excise Tax.

(iii)  Except as otherwise provided in a written agreement between the Company and the Consultant, any determination required under the immediately preceding paragraphs shall be made in writing in good faith by the Accounting Firm (as defined below). For purposes of making the calculations required by this paragraph, the Accounting Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of the Code and other applicable legal authority. The Company and Consultant shall furnish to the Accounting Firm such information and documents as the Accounting Firm may reasonably request in order to make such a determination. The Company shall bear all costs the Accounting Firm may reasonably incur in connection with any calculations contemplated by this paragraph.

(iv)  For purposes of determining whether any of the Payments will be subject to the 4999 Excise Tax and the amount of such 4999 Excise Tax, (A) all of the Payments shall be treated as “parachute payments” (within the meaning of Section 280G(b)(2) of the Code) unless, in the opinion of an accounting firm or consulting firm with particular expertise regarding 4999 Excise Tax (“Accounting Firm”) reasonably acceptable to the Consultant and selected by the accounting firm which was, immediately prior to the Change in Control, Company’s independent auditor (the “Auditor”), such payments or benefits (in whole or in part) should not be treated by the courts as subject to the 4999 Excise Tax, (B) all “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the 4999 Excise Tax unless, in the opinion of Accounting Firm, such excess parachute payments (in whole or in part) should not be treated by the courts as subject to the 4999 Excise Tax, and (C) the value of any noncash benefits or any deferred payment or benefit shall be determined by the Auditor in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. The Accounting Firm shall not be a firm providing auditing or accounting services to any entity involved in the Change of Control. Fees and expenses of Accounting Firm and the Auditor shall be borne solely by Company.

(v)  For purposes of determining the amount of the 280G and the 409A Gross-Up Payments, the Consultant shall be deemed to pay Federal income tax at the highest marginal rate of Federal income taxation in the calendar year in which the 280G and/or the 409A Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Consultant’s residence in the calendar year in which the 280G and/or the 409A Gross-Up Payment is to be made, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes.

(vi)  Notwithstanding anything set forth above in this Subsection 3(b) with respect to payments the Company may make to, or on behalf of, the Consultant, with respect to a 280G Gross-Up Payment and/or a 409A Gross-Up Payment, the maximum amount the Company will pay pursuant to this Subsection 3(b) shall be an aggregate of $50,000.

4.  Relationship of the Parties.  The Consultant and the Company hereby acknowledge and agree that, for all purposes, the Consultant shall be deemed an independent contractor and not an employee of the Company. The Consultant shall be solely responsible for the payment of all federal, state and local taxes, withholdings and/or other assessments or deductions required to be paid by any applicable law or regulation based upon the Consultant’s receipt of the Consulting Fee, the Bonus, and the Options and the Consultant shall indemnify the Company and hold it harmless from and against any claim by any binding authority that the Company is responsible for any taxes, social security payments, unemployment insurance payments or other similar payments in connection with the Consulting Fee.

5.  Consulting Benefits.  During the Consulting Term, the Consultant shall receive no retirement, profit sharing, insurance or similar benefits which may at any time be payable to employees of the Company pursuant to any plan or policy of the Company relating to such benefits; provided, however, that the Company shall pay the full COBRA premium for family coverage of behalf of the Consultant directly to the insurer during the term of this Consulting Agreement.

6.  Termination.  The Company may only terminate this Agreement and its relationship with the Consultant for Cause. The Consultant may terminate this Agreement and his relationship with the Company at any time by written notice. Upon termination under this Section, the Consultant and the Company shall be released from any and all further obligations under this Agreement, except that the Company shall be obligated to provide the Consultant with such portion of the Consulting Fee that accrued through the date of such termination and reimbursement of any business expenses incurred by the Consultant prior to such date of termination in accordance with Section 3. The Consultant will not be entitled to any other compensation upon termination of this Agreement. This Agreement shall survive any merger, consolidation, or other reorganization of the Company and shall be binding upon any successor corporation or entity. For purposes of this Section, “Cause” shall mean (i) willful disobedience by the Consultant of a material and lawful instruction of the Board of Directors of the Company; (ii) conviction of the Consultant of any misdemeanor involving fraud or embezzlement or similar crime or any felony; (iii) an order is entered by the Securities and Exchange Commission, a state regulatory agency or an exchange on which the Company’s securities are traded finding that the Consultant has violated the securities laws; (iv) breach by the Consultant of any material term, condition or covenant of this Agreement; or (v) fraud or gross negligence in the performance of his services to the Company; in the case of breach which is capable of being cured, is not cured within thirty (30) days after the Company has provided the Consultant with written notice thereof.

7.  Restrictive Covenants.  The Consultant shall be bound by the terms and conditions of that certain Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement, dated as of even date herewith, between the Company and the Consultant, which is hereby incorporated by reference herein and made a part hereof.

8.  Representations and Warranties of the Parties.

(a)  In order to induce the Company to enter into this Agreement, the Consultant hereby represents and warrants to the Company that he has the power and authority to make and perform this Agreement and that this Agreement, when executed and delivered by the Consultant, will be valid, legal and binding obligations of the Consultant and enforceable against the Consultant in accordance with its terms.

(b)  In order to induce the Consultant to enter into this Agreement, the Company hereby represents and warrants to the Consultant that the Company has the power and authority to make and perform this Agreement and that this Agreement when executed and delivered by the Company, will be valid, legal and binding obligations of the Company and enforceable against the Company in accordance with its terms.

9.  Termination of Employment Agreement.  The parties acknowledge the existence of a certain employment agreement, effective as of June 10, 2004, between the Company and the Consultant (“Employment Agreement”) with a term extended through the latter of December 31, 2012 or the Effective Date, and agree that on the Effective Date, that the Employment Agreement shall automatically be terminated and of no force or effect and the Company shall have no obligations or owe any liabilities to the Consultant in connection therewith.

10.  Notices.  All notices given hereunder shall be in writing and shall be deemed effectively given five (5) days after being mailed, if sent by registered or certified mail, return receipt requested, or on the next business day if sent by overnight courier, and in each case addressed to the Consultant at: Mr. Patrick White, 58 Bosworth Field, Mendon, New York 14506 with a copy to Phillips Lytle LLP, 3400 HSBC Center, Buffalo, New York 14203, Attention: James D. Donathen, Esq., or any other address as such party may designate by a notice give in accordance with this Section, and to the Company at: Document Security Systems, Inc., First Federal Plaza, 28 East Main Street, Suite 1525, Rochester, New York 14614, with a copy to Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174, Attention: James Kaplan, Esq., or to any other address as such party may designate by a notice give in accordance with this Section, or when actually received by the party for whom intended, if sent by any other means.

11.  Severability.  If any provisions of this Agreement are deemed invalid or unenforceable in whole or in part, neither the validity of the remaining portion of such provision nor the validity of any other provision will in any way be affected. Moreover, if any of the restrictions or limitations contained in this Agreement is deemed unreasonable or to otherwise exceed the time and/or geographical limitations permitted by applicable law, such provisions will be reformed to the maximum time and/or geographical limitations permitted by applicable law.

12.  Waivers.  No waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by each of the parties hereto, and then such waiver shall be effective only in the specific instance and for the specific purpose for which given.

13.  Voluntary Agreement; Entire Agreement; Amendments.  By executing this Agreement each of the Consultant and the Company acknowledges that he or it, as the case may be, has read this Agreement in its entirety, fully understands its terms, and is signing it freely and voluntarily with full knowledge of its significance. This Agreement constitutes the entire understanding of the parties with respect to its subject matter and there have not been any oral promises or representations on which either party is relying in signing this Agreement. In consideration of the transactions contemplated hereby, this Agreement fully supersedes any and all prior agreements and understandings pertaining to the subject matter hereof. This Agreement may be modified or amended only by a writing signed by the Company and the Consultant.

14.  Headings.  The subject headings of the Sections of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of their provisions.

15.  Governing Law; Jurisdiction.  This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof that would defer to or result in the application of the laws of another jurisdiction. Each of the Company and the Consultant hereby: (a) agrees that any action, demand, claim or counterclaim relating to the terms, provisions and conditions of this Agreement, or its breach, shall only be brought in a State or Federal of competent jurisdiction located in Monroe County, State of New York, and (b) consents to the in personam jurisdiction of any such court.

16.  Assignment.  This Agreement is not assignable by the Consultant without the prior written consent of the Company in its sole and absolute discretion. Any attempted assignment without such consent shall be ab initio null and void and of no force or effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

17.  No Partnership or Agency.  Nothing in this Agreement is intended to or shall operate to create a partnership between the parties hereto, or to authorize either party to act as agent for the other, and neither party shall have authority to act in the name or on behalf of or otherwise to bind the other in any way (including but not limited to the making of any representation or warranty, the assumption of any obligation or liability and the exercise of any right or power).

19.  Survival.  Sections 7 through 20 shall survive termination of this Agreement for any reason.

20.  Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Company:

Document Security Systems, Inc.

By:	/s/ Philip Jones

Name   Philip Jones
Title:    CFO

Consultant:

/s/ Patrick White

Patrick White

EXHIBIT F-2

AMENDMENT NO. 1
TO
EMPLOYMENT AGREEMENT

This Amendment No. 1 to Employment Agreement is made and entered into as of October 1, 2012 (this “Amendment”), between Document Security Systems, Inc., a New York corporation (“Company”), and Robert B. Bzdick, an individual (“Executive”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement (as hereinafter defined). The effective date of this Amendment (the “Amendment No. 1 Effective Date”) shall be on the date of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger, dated as of October 1, 2012 (the “Merger Agreement”), by and among the Company, DSSIP, Inc., a Delaware corporation, and Lexington Technology Group, Inc., a Delaware corporation. If the transactions contemplated under the Merger Agreement are not consummated whether or not the Merger Agreement is terminated in accordance with its terms, then this Amendment shall be automatically terminated contemporaneously therewith and be of no force or effect.

WITNESSETH:

WHEREAS, Company and Executive have entered into an Employment Agreement, effective as of February 12, 2010 (the “Agreement”); and

WHEREAS, Company and Executive desire to amend the Agreement in accordance with Section 12(a)(ii) of the Agreement.

NOW, THEREFORE, Company and Executive agree as follows:

1.  Recitals. The foregoing recitals are true and made part of this Amendment.

2.  Amendments to the Agreement.

(a)  Section 1 of the Agreement is hereby amended, effective as of the Amendment No. 1 Effective Date, by deleting it in its entirety and replacing it with the following:

“Employment; Duties.  Company hereby agrees to employ Executive as President and Chief Executive Officer (“CEO”) of Premier Packaging Corporation (“PPC”) and Executive Vice President in charge of industrial divisions (packaging, print, security print, plastic and digital) of Company. Executive hereby accepts such employment. Executive shall be a member of the Board of Directors of Company and PPC. Executive will perform those duties and have such authority and powers as are customarily associated with the position of Executive Vice President and such other duties and responsibilities as the CEO and/or the Board of Directors of the Company may reasonably request. The Executive shall report to the CEO of the Company or his designee.”

(b)  Section 2 of the Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“Term.  The Term of this Agreement shall commence on the Effective Date and shall continue through December 31, 2014, unless otherwise terminated or extended as provided herein (the “Term”). Following the initial Term, this Agreement shall be renewed automatically for a succeeding period of five (5) years (the “Renewal Period”) on the same terms and conditions as set forth herein unless either party shall, at least ninety (90) days prior to the expiration of the initial Term, provide written notice to the other party of its intention not to renew this Agreement. The period during which Executive is employed by the Company, including the initial Term and any Renewal Period, is hereinafter referred to as the “Employment Period”. If the Company elects not to renew the initial Term, then the Company will pay to the (i) Executive $300,000 which shall be payable as follows: $100,000 on the first anniversary of such non-renewal, and $50,000 on each of the second through fifth anniversaries after such non-renewal and (ii) all additional payments and benefits described in Section 4(b), unless not renewed for Cause (as defined below).”

(c)  Section 5 of the Agreement is hereby amended by deleting “Two Hundred Forty Thousand Dollars ($240,000)” and substituting in its place “Two Hundred Thousand Dollars ($200,000)”.

(d)  Section 9(a) of the Agreement is hereby amended by deleting “for a period of the longer of (i) one year thereafter, (ii) five years from the Effective Date, or (iii) the period of time that Executive is receiving any severance payments under Sections 4(b) above” and substituting in its place “for a period of the longer of (i) one year thereafter, (ii) five years from the Effective Date, or (iii) the period of time that Executive is receiving any severance payments under Sections 4(b) above and one year thereafter.”

3.  Bonus; Options.  On the Amendment No. 1 Effective Date, in consideration of the reduction of Executive's base salary, Company shall make payment of a bonus to Executive in an amount equal to $50,000. As additional consideration for such reduction, on September 21, 2012, Company granted Executive options to acquire 150,000 shares of the common stock, par value $0.02 per share, of the Company at an exercise price equal to $4.26 per share subject to the terms and conditions of the Company’s 2004 Employee Stock Option Plan. Such options shall vest in full on the Amendment No. 1 Effective Date.

4.  10b5-1 Plan. The Company acknowledges and understands that Executive’s willingness to enter into this Amendment is contingent on the written approval, by the Company’s Board of Directors, of a 10b5-1 Plan to be established between Executive and his designated broker pursuant to which Executive intends to sell up to 300,000 shares of the common stock of the Company (the “10b5-1 Plan”). The 10b5-1 Plan will be established as of the date of this Amendment and will become effective as of the Amendment No. 1 Effective Date. The 10b5-1 Plan will be in substantially the same for as the plan attached hereto as Exhibit A, and will provide for the sale of 3,000 shares per trading day if the stock price is between $5.00 and $5.99; and 4,000 shares per trading day if the stock price is between $6.00 and $6.99. There is no restriction of sales volume if the share price is $7.00 or greater. In no event will shares will be sold for less than $5.00 per share. Notwithstanding the foregoing, the terms of such 10b5-1 Plan and Executive’s activities under such 10b5-1 Plan shall in each case be governed by and in accordance with the Insider Trading Policy of the Company. The Company covenants and agrees that the Company’s Board of Directors will disclose in reasonable detail the intention of Executive to establish the 10b5-1 Plan in any information statements or other disclosure documents required by all applicable Federal and state securities laws and any rules and regulations promulgated thereunder delivered to the shareholders of the Company in connection with the approval of the transactions contemplated in the Merger Agreement.

5.  Limited Amendment.  This Amendment is limited by its terms and does not and shall not serve to amend or waive any provision of the Agreement except as expressly provided for in this Amendment and all other terms shall remain in full force and effect. All references in the Agreement to “this Agreement” or terms such as “herein”, hereof” or similar terms shall mean the Agreement as amended by this Amendment.

[ Signature Pages to Follow ]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed on the day and year first above written.

Company:

Document Security Systems, Inc.

By:	/s/ Philip Jones

Name:   Philip Jones
Title:    CFO

Executive:

/s/ Robert B. Bzdick

Robert B. Bzdick

[Amendment No. 1 to Employment Agreement]

EXHIBIT F-3

AMENDMENT NO. 1
TO
EMPLOYMENT AGREEMENT

This Amendment No. 1 to Employment Agreement is made and entered into as of October 1, 2012 (this “Amendment”), between Document Security Systems, Inc., a New York corporation (“Company”), and David M. Wicker, an individual (“Executive”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement (as hereinafter defined). The effective date of this Amendment (the “Effective Date”) shall be on the date of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger, dated as of October 1, 2012 (the “Merger Agreement”), by and among the Company, DSSIP, Inc., a Delaware corporation, and Lexington Technology Group, Inc., a Delaware corporation. If the transactions contemplated under the Merger Agreement are not consummated whether or not the Merger Agreement is terminated in accordance with its terms, then this Amendment shall be automatically terminated contemporaneously therewith and be of no force or effect.

WITNESSETH:

WHEREAS, Company and Executive have entered into an Employment Agreement, effective as of June 17, 2008 (as amended, the “Agreement”); and

WHEREAS, Company and Executive desire to amend the Agreement in accordance with Section [ 12(a)(ii) ] of the Agreement.

NOW, THEREFORE, Company and Executive agree as follows:

1.  Recitals.  The foregoing recitals are true and made part of this Amendment.

2.  Amendments to the Agreement.

(a)  Section 2 of the Agreement is hereby amended by deleting “for (3) three years from the Effective Date” and substituting in its place “through December 31, 2013”.

(b)  Section 7(a) of the Agreement is hereby amended by deleting “one year thereafter” and substituting in its place “December 31, 2013”.

(c)  Section 9(b)(ii) of the Agreement is hereby amended by inserting at the end of it the following:

“Notwithstanding the foregoing, in the event that this Agreement is terminated by the Company without Good Cause at any time on or after the first (1st) anniversary after the Effective Date of this Amendment, then Executive shall receive as severance payment an amount equal to twelve (12) months of Executive’s annual salary at the rate in effect as of the date of Executive’s termination, payable at Executive’s sole discretion in either a lump sum at the time of termination or on normal pay dates in accordance with the Company’s pay policies in effect prior to the termination date. In addition, in the event that this Agreement is terminated by the Company without Good Cause at any time on or after the first (1st) anniversary after the Effective Date of this Amendment, then for the twelve (12) month period immediately after the termination of this Agreement, Company shall continue to provide and pay the premium for the health insurance provided to Executive (and his family, if applicable) immediately prior to the termination of this Agreement (collectively, the payments under this clause (ii) are referred to as “Severance Payments”);”

3.  Bonus; Options.  On the Effective Date of this Amendment, Company shall make payment of a bonus to Executive in an amount equal to $15,000. In addition, on September 21, 2012, the Company granted Executive options to acquire 20,000 shares of the common stock, par value $0.02 per share, of the Company at an exercise price equal to $4.26 per share subject to the terms and conditions of the Company’s 2004 Employee Stock Option Plan. Such options shall vest in full on the Effective Date but otherwise terminate in the event of the termination of the Merger Agreement.

4.  Limited Amendment.  This Amendment is limited by its terms and does not and shall not serve to amend or waive any provision of the Agreement except as expressly provided for in this Amendment and all other terms shall remain in full force and effect. All references in the Agreement to “this Agreement” or terms such as “herein”, hereof” or similar terms shall mean the Agreement as amended by this Amendment.

[ Signature Pages to Follow ]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed on the day and year first above written.

Company:

Document Security Systems, Inc.

By:	/s/ Philip Jones

Name:   Philip Jones
Title:    CFO

Executive:

/s/ David M. Wicker

David M. Wicker

[Amendment No. 1 to Employment Agreement]

EXHIBIT F-4

AMENDMENT NO. 1
TO
EMPLOYMENT AGREEMENT

This Amendment No. 1 to Employment Agreement is made and entered into as of October 1, 2012 (this “Amendment”), between Document Security Systems, Inc., a New York corporation (“Company”), and Michael Caton, an individual (“Executive”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement (as hereinafter defined). The effective date of this Amendment (the “Effective Date”) shall be on the date of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger, dated as of October 1, 2012 (the “Merger Agreement”), by and among the Company, DSSIP, Inc., a Delaware corporation, and Lexington Technology Group, Inc., a Delaware corporation. If the transactions contemplated under the Merger Agreement are not consummated whether or not the Merger Agreement is terminated in accordance with its terms, then this Amendment shall be automatically terminated contemporaneously therewith and be of no force or effect.

WITNESSETH:

WHEREAS, Company and Executive have entered into an Employment Agreement, effective as of July 15, 2008 (as amended, the “Agreement”); and

WHEREAS, Company and Executive desire to amend the Agreement in accordance with Section 14(a)(ii) of the Agreement.

NOW, THEREFORE, Company and Executive agree as follows:

1.  Recitals.  The foregoing recitals are true and made part of this Amendment.

2.  Amendments to the Agreement.

(a)  Section 2 of the Agreement is hereby amended by deleting “for (3) three years from the Effective Date” and substituting in its place “through December 31, 2013”.

(b)  Section 7(a) of the Agreement is hereby amended by deleting “one year thereafter” and substituting in its place “December 31, 2013”.

(c)  Section 9(b)(ii) of the Agreement is hereby amended by inserting at the end of it the following:

“Notwithstanding the foregoing, in the event that this Agreement is terminated by the Company without Good Cause at any time on or after the first (1st) anniversary after the Effective Date of this Amendment, then Executive shall receive as severance payment an amount equal to twelve (12) months of Executive’s annual salary at the rate in effect as of the date of Executive’s termination, payable at Executive’s sole discretion in either a lump sum at the time of termination or on normal pay dates in accordance with the Company’s pay policies in effect prior to the termination date. In addition, in the event that this Agreement is terminated by the Company without Good Cause at any time on or after the first (1st) anniversary after the Effective Date of this Amendment, then for the twelve (12) month period immediately after the termination of this Agreement, Company shall continue to provide and pay the premium for the health insurance provided to Executive (and his family, if applicable) immediately prior to the termination of this Agreement (collectively, the payments under this clause (ii) are referred to as “Severance Payments”);”

3.  Bonus; Options.  On the Effective Date of this Amendment, Company shall make payment of a bonus to Executive in an amount equal to $15,000. In addition, on September 21, 2012, the Company granted Executive options to acquire 20,000 shares of the common stock, par value $0.02 per share, of the Company at an exercise price equal to $4.26 per share subject to the terms and conditions of the Company’s 2004 Employee Stock Option Plan. Such options shall vest in full on the Effective Date but otherwise terminate in the event of the termination of the Merger Agreement.

4.  Limited Amendment.  This Amendment is limited by its terms and does not and shall not serve to amend or waive any provision of the Agreement except as expressly provided for in this Amendment and all other terms shall remain in full force and effect. All references in the Agreement to “this Agreement” or terms such as “herein”, hereof” or similar terms shall mean the Agreement as amended by this Amendment.

[ Signature Pages to Follow ]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed on the day and year first above written.

Company:

Document Security Systems, Inc.

By:	/s/ Philip Jones

Name:   Philip Jones
Title:    CFO

Executive:

/s/ Michael Caton

Michael Caton

[Amendment No. 1 to Employment Agreement]

EXHIBIT F-5

Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, New York 14614

October 1, 2012

Mr. Phil Jones
Chief Financial Officer
Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, New York 14614

Re:  Severance Provisions

Dear Phil:

The purpose of this letter is to set forth the terms of your severance in the event of the termination of your employment with Document Security Systems, Inc. (the “Company”). The effective date of this letter (the “Effective Date”) shall be the date of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger, dated as of October 1, 2012 (the “Merger Agreement”), by and among the Company, DSSIP, Inc., a Delaware corporation, and Lexington Technology Group, Inc., a Delaware corporation. If the transactions contemplated under the Merger Agreement are not consummated whether or not the Merger Agreement is terminated in accordance with its terms, then this letter shall be automatically terminated contemporaneously therewith and be of no force or effect.

1.	Termination of Employment. At all times, your employment with the Company is “at-will”, which means that employment with the Company may be terminated at anytime by either you or the Company with or without Cause or Good Reason (in each case as hereinafter defined), upon written notice to the other party, subject only to the entitlements and liabilities set forth in paragraphs 2 through 4, below; provided, that the Company shall only terminate your employment by approval of the Board of Directors.
2.	Accrued Compensation. Upon termination of your employment for any reason by the Company, including, without limitation on account of death or Disability (as hereinafter defined), the Company will pay or provide you (or, in the case of your death, your estate): (i) any unpaid base salary earned through the date of termination payable when otherwise due in accordance with the Company's regular payroll practices and any accrued but unused vacation in accordance with the Company’s policy; (ii) reimbursement for any unreimbursed expenses incurred through the date of termination for which you submitted sufficient documentation no later than thirty (30) days after your termination of employment and which are reasonable and necessary business and entertainment expenses in connection with the performance of your duties and responsibilities to the Company, such reimbursements to be made no later than ninety (90) days after your termination ; and (iii) all other payments, benefits or fringe benefits to which you may be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant up to the date of termination (collectively, “Accrued Compensation”).
3.	Termination Without Cause or for Good Reason. In the event your employment with the Company is terminated by the Company without Cause, excluding on account of death or Disability, or by you for Good Reason, and provided you execute a customary general release, which shall include a customary non-disparagement provision, of claims provided to you by the Company (the “Release”), and such Release is effective and irrevocable prior to the sixtieth (60th) day following the date of your termination, you will be entitled to, and the Company will pay to you:

(a)  As severance pay, your then current base salary following the date of your termination, payable in equal biweekly installments in accordance with the Company's regular payroll practices,

as if your employment had continued for an additional twelve (12) months; provided, however, that any installments that otherwise would have been paid prior to the expiration of the period for revoking the Release shall be accumulated and paid on the first payroll date immediately following the expiration of such revocation period and all other installments shall be paid when otherwise due hereunder. Notwithstanding the foregoing, if the sixty (60) day period for executing and not revoking the Release begins in one calendar year and ends in another calendar year, then any severance installments that otherwise would have been paid in the first calendar year shall be accumulated and paid in a lump sum on the first payroll date in the second calendar year after the expiration of the revocation period and all other installments shall be paid when otherwise due hereunder.

(b)  provided you have elected continued coverage under the Company's group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”), for the first twelve (12) months of such COBRA coverage, your portion of the COBRA premiums shall be no more than the portion of the premiums you would have paid for such coverage under the health plan as an active employee and the Company will provide a monthly subsidy toward the remaining cost of coverage. If you obtain other employment that offers substantially similar health benefits or otherwise are no longer eligible for COBRA coverage during that twelve month period, the Company's obligations under this Subsection (b) shall terminate. To the extent you are eligible for COBRA coverage beyond such twelve month period, you will be responsible for the full amount of the COBRA premium. To the extent required to avoid adverse tax consequences or penalties under Section 105(h) of the Code if the health plan is self-insured or any similar provision applicable to a fully-insured health plan under the Patient Protection and Affordable Care Act, as it may be amended from time to time, the Company will instead directly pay you during the twelve-month or lesser remaining period a fully taxable monthly payment equal to the Company's contribution toward the COBRA premiums. The Company will gross-up such payment for tax purposes so that the economic benefit is the same to you as if such benefit was being provided on a non-taxable basis to you.

Any tax gross-up payment shall be paid to you no later than the end of your taxable year following the year in which the applicable taxes are actually remitted to the taxing authorities. In the event of a tax audit or litigation addressing the existence or amount of any such liability, then any additional gross-up payments must be made by the end of your taxable year following the year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or where as a result of such audit or litigation no taxes are remitted, the end of your taxable year following the taxable year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation.

Notwithstanding the foregoing, if any payments, reimbursements or benefits under this Subsection (b) are considered deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”) and the sixty (60) day period for executing and not revoking the Release begins in one calendar year and ends in another calendar year, then any such payments, reimbursements or benefits that otherwise would have been paid or provided in the first calendar year shall be accumulated and paid in a lump sum on the first payroll date in the second calendar year after the expiration of the revocation period and all other amounts shall be paid or provided when otherwise due hereunder.

4.	Termination for Cause or Without Good Reason. In the event your employment with the Company is terminated for Cause by the Company or by you without Good Reason, you will only be entitled to, and the Company will only pay to you the Accrued Compensation.
5.	Definition of Cause. For purposes of this letter, “Cause” will mean (i) your willful misconduct or gross negligence with regard to the Company that is materially adverse to the Company; (ii) your willful and continued failure to attempt to substantially perform your duties with the Company which failure is not remedied within fifteen (15) days of written notice from the Company specifying the details thereof; (iii) your commission of a felony or crime involving moral turpitude or the commission of any act or omission involving dishonesty in the performance of your duties and responsibilities as an employee of the Company, or fraud; (iv) your misappropriation of funds or assets of the Company for personal use or willful violation of the Company’s policies or standards of business conduct; or (v) your breach of any provision contained in the Restrictive Covenant Agreement (as defined below).
6.	Definition of Good Reason. For purposes of this agreement, “Good Reason” will mean, without your express written consent, the occurrence of any of the following events which is not remedied within thirty (30) days after the receipt by the Company of written notice from you specifying the details thereof (the “Cure Period”): (i) any material diminution (except temporarily during period of Disability) in your duties or responsibilities; (ii) a reduction by the Company in your base salary; (iii) a material breach by the Company of any provisions of this agreement or any other agreement between you and the Company which such breach is not remedied by the Company within fifteen (15) days after the receipt by it of written notice of the same; and (iv) your being required to relocate to a principal place of employment more than fifty (50) miles from your present office location. You must provide the written notice to the Company of the Good Reason event within sixty (60) days of the initial occurrence of the event. Your actual termination due to such event must occur no later than thirty (30) days after the end of the Cure Period to be considered a termination for Good Reason.
7.	Termination on Death. Your employment shall terminate automatically upon your death and your estate shall only be entitled to receive the Accrued Compensation.
8.	Termination Due to Disability. Your employment shall terminate in the event that, due to physical or mental illness or injury, you are unable to perform the essential functions of your position(s), with or without reasonable accommodation, for a total of three (3) months in any 12-month period (“Disability”). If your employment is terminated under this Section, you shall be entitled only to receive the Accrued Compensation.
9.	No Duty to Mitigate; No Offset. You will be under no obligation to seek other employment and, except as provided in this letter, there will be no offset against any amounts owing to you under this letter on account of any remuneration attributable to any subsequent employment that you may obtain.
10.	Restrictive Covenants. You shall be bound by the terms and conditions of that certain Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement, dated as of even date herewith (the “Restrictive Covenant Agreement”), between the Company and you, which is hereby incorporated by reference herein and made a part hereof.
11.	Bonus; Options. On the Effective Date of this letter, the Company shall make payment of a bonus to you in an amount equal to $25,000. In addition, on September 21, 2012, the Company granted to you options to acquire 25,000 shares of the common stock, par value $0.02 per share, of the Company at an exercise price equal to $4.26 per share subject to the terms and conditions of the Company’s 2004 Employee Stock Option Plan. Such options shall vest in full on the Effective Date but otherwise terminate in the event of the termination of the Merger Agreement.
12.	Code Section 409A Compliance.
a.	The intent of the parties is that payments and benefits under this Agreement comply with Code Section 409A or comply with an exemption from the application of Code Section 409A and, accordingly, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.
b.	Neither you nor the Company shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits in any matter which would not be in compliance with Code Section 409A.
c.	A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the form or timing of payment of any amounts or benefits upon or following a termination of employment unless such termination is also a

“separation from service” (within the meaning of Code Section 409A) and, for purposes of any such provision of this Agreement under which (and to the extent) deferred compensation subject to Code Section 409A is paid, references to a “termination” or “termination of employment” or like references shall mean separation from service. A “separation from service” shall not occur under Code Section 409A unless you have completely severed your relationship with the Company or you have permanently decreased your services to 20% or less of the average level of bona fide services over the immediately preceding 36 month period (or the full period if you have been providing services for less than 36 months). A leave of absence shall only trigger a termination of employment that constitutes a separation from service at the time required under Code Section 409A. If you are deemed on the date of separation from service with the Company to be a “specified employee”, within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by the Company from time to time, or if none, the default methodology, then with regard to any payment or benefit that is required to be delayed in compliance with Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of your separation from service or (ii) the date of the your death. In the case of benefits required to be delayed under Code Section 409A, however, you may pay the cost of benefit coverage, and thereby obtain benefits, during such six-month delay period and then be reimbursed by the Company thereafter when delayed payments are made pursuant to the next sentence. On the first day of the seventh month following the date of your separation from service or, if earlier, on the date of your death, all payments delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.
d.	With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits subject to Code Section 409A, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect. All reimbursements shall be reimbursed in accordance with the Company’s reimbursement policies but in no event later than the calendar year following the calendar year in which the related expense is incurred or such earlier date as set forth herein.
e.	If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.
f.	Notwithstanding any of the provisions of this Agreement, the Company shall not be liable to you or any other person if any payment or benefit which is to be provided pursuant to this Agreement and which is considered deferred compensation subject to Code Section 409A otherwise fails to comply with, or be exempt from, the requirements of Code Section 409A.
13.	Indemnification. The Company hereby agrees to indemnify you and hold you harmless to the fullest extent permitted by applicable law against and in respect to any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney’s fees), losses, and damages resulting from your good faith performance of your duties and obligations with the Company. If any claim, action, suit, or proceeding is brought against you for which you may seek indemnification under this subsection, you shall promptly notify the Company in writing thereof, and the Company shall have the right to assume and control the defense thereof, unless an actual or potential conflict of interest between the Company’s interests and your interests exists.

[ Signature Pages to Follow ]

Please contact me at (585) 325-3610 if you have any questions. If you agree with the terms set forth herein kindly execute in the space provided below and return the same to me.

Sincerely,

/s/ Patrick White

Patrick White
Chief Executive Officer

Agreed and acknowledged:

/s/ Phil Jones Phil Jones

[Severance Letter]

EXHIBIT F-6

Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, New York 14614

October 1, 2012

Jeff D’Angelo, Esq.
Vice President, General Counsel
Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, New York 14614

Re:  Severance Provisions

Dear Jeff:

The purpose of this letter is to set forth the terms of your severance in the event of the termination of your employment with Document Security Systems, Inc. (the “Company”). The effective date of this letter (the “Effective Date”) shall be the date of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger, dated as of October 1, 2012 (the “Merger Agreement”), by and among the Company, DSSIP, Inc., a Delaware corporation, and Lexington Technology Group, Inc., a Delaware corporation. If the transactions contemplated under the Merger Agreement are not consummated whether or not the Merger Agreement is terminated in accordance with its terms, then this letter shall be automatically terminated contemporaneously therewith and be of no force or effect.

1.	Termination of Employment. At all times, your employment with the Company is “at-will”, which means that employment with the Company may be terminated at anytime by either you or the Company with or without Cause or Good Reason (in each case as hereinafter defined), upon written notice to the other party, subject only to the entitlements and liabilities set forth in paragraphs 2 through 4, below; provided, that the Company shall only terminate your employment by approval of the Board of Directors.
2.	Accrued Compensation. Upon termination of your employment for any reason by the Company, including, without limitation on account of death or Disability (as hereinafter defined), the Company will pay or provide you (or, in the case of your death, your estate): (i) any unpaid base salary earned through the date of termination payable when otherwise due in accordance with the Company's regular payroll practices and any accrued but unused vacation in accordance with the Company’s policy; (ii) reimbursement for any unreimbursed expenses incurred through the date of termination for which you submitted sufficient documentation no later than thirty (30) days after your termination of employment and which are reasonable and necessary business and entertainment expenses in connection with the performance of your duties and responsibilities to the Company, such reimbursements to be made no later than ninety (90) days after your termination ; and (iii) all other payments, benefits or fringe benefits to which you may be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant up to the date of termination (collectively, “Accrued Compensation”).
3.	Termination Without Cause or for Good Reason. In the event your employment with the Company is terminated by the Company without Cause, excluding on account of death or Disability, or by you for Good Reason, and provided you execute a customary general release, which shall include a customary non-disparagement provision, of claims provided to you by the Company (the “Release”), and such Release is effective and irrevocable prior to the sixtieth (60th) day following the date of your termination, you will be entitled to, and the Company will pay to you:
(a)	As severance pay, your then current base salary following the date of your termination, payable in equal biweekly installments in accordance with the Company's regular payroll practices, as if your employment had continued for an additional twelve (12) months; provided, however, that any installments that otherwise would have been paid prior to the expiration of the period for revoking the Release shall be accumulated and paid on the first payroll date immediately following the expiration of such revocation period and all other installments shall be paid when otherwise due hereunder. Notwithstanding the foregoing, if the sixty (60) day period for executing and not revoking the Release begins in one calendar year and ends in another calendar year, then any severance installments that otherwise would have been paid in the first calendar year shall be accumulated and paid in a lump sum on the first payroll date in the second calendar year after the expiration of the revocation period and all other installments shall be paid when otherwise due hereunder.
(b)	provided you have elected continued coverage under the Company's group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”), for the first twelve (12) months of such COBRA coverage, your portion of the COBRA premiums shall be no more than the portion of the premiums you would have paid for such coverage under the health plan as an active employee and the Company will provide a monthly subsidy toward the remaining cost of coverage. If you obtain other employment that offers substantially similar health benefits or otherwise are no longer eligible for COBRA coverage during that twelve month period, the Company's obligations under this Subsection (b) shall terminate. To the extent you are eligible for COBRA coverage beyond such twelve month period, you will be responsible for the full amount of the COBRA premium. To the extent required to avoid adverse tax consequences or penalties under Section 105(h) of the Code if the health plan is self-insured or any similar provision applicable to a fully-insured health plan under the Patient Protection and Affordable Care Act, as it may be amended from time to time, the Company will instead directly pay you during the twelve-month or lesser remaining period a fully taxable monthly payment equal to the Company's contribution toward the COBRA premiums. The Company will gross-up such payment for tax purposes so that the economic benefit is the same to you as if such benefit was being provided on a non-taxable basis to you.

Any tax gross-up payment shall be paid to you no later than the end of your taxable year following the year in which the applicable taxes are actually remitted to the taxing authorities. In the event of a tax audit or litigation addressing the existence or amount of any such liability, then any additional gross-up payments must be made by the end of your taxable year following the year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or where as a result of such audit or litigation no taxes are remitted, the end of your taxable year following the taxable year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation.

Notwithstanding the foregoing, if any payments, reimbursements or benefits under this Subsection (b) are considered deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”) and the sixty (60) day period for executing and not revoking the Release begins in one calendar year and ends in another calendar year, then any such payments, reimbursements or benefits that otherwise would have been paid or provided in the first calendar year shall be accumulated and paid in a lump sum on the first payroll date in the second calendar year after the expiration of the revocation period and all other amounts shall be paid or provided when otherwise due hereunder.

4.	Termination for Cause or Without Good Reason. In the event your employment with the Company is terminated for Cause by the Company or by you without Good Reason, you will only be entitled to, and the Company will only pay to you the Accrued Compensation.
5.	Definition of Cause. For purposes of this letter, “Cause” will mean (i) your willful misconduct or gross negligence with regard to the Company that is materially adverse to the Company; (ii) your willful and continued failure to attempt to substantially perform your duties with the Company which failure is not remedied within fifteen (15) days of written notice from the Company specifying the details thereof; (iii) your commission of a felony or crime involving moral turpitude or the commission of any act or omission involving dishonesty in the performance of your duties and responsibilities as an employee of the Company, or fraud; (iv) your misappropriation of funds or assets of the Company for personal use or willful violation of the Company’s policies or standards of business conduct; or (v) your breach of any provision contained in the Restrictive Covenant Agreement (as defined below).
6.	Definition of Good Reason. For purposes of this agreement, “Good Reason” will mean, without your express written consent, the occurrence of any of the following events which is not remedied within thirty (30) days after the receipt by the Company of written notice from you specifying the details thereof (the “Cure Period”): (i) any material diminution (except temporarily during period of Disability) in your duties or responsibilities; (ii) a reduction by the Company in your base salary; (iii) a material breach by the Company of any provisions of this agreement or any other agreement between you and the Company which such breach is not remedied by the Company within fifteen (15) days after the receipt by it of written notice of the same; and (iv) your being required to relocate to a principal place of employment more than fifty (50) miles from your present office location. You must provide the written notice to the Company of the Good Reason event within sixty (60) days of the initial occurrence of the event. Your actual termination due to such event must occur no later than thirty (30) days after the end of the Cure Period to be considered a termination for Good Reason.
7.	Termination on Death. Your employment shall terminate automatically upon your death and your estate shall only be entitled to receive the Accrued Compensation.
8.	Termination Due to Disability. Your employment shall terminate in the event that, due to physical or mental illness or injury, you are unable to perform the essential functions of your position(s), with or without reasonable accommodation, for a total of three (3) months in any 12-month period (“Disability”). If your employment is terminated under this Section, you shall be entitled only to receive the Accrued Compensation.
9.	No Duty to Mitigate; No Offset. You will be under no obligation to seek other employment and, except as provided in this letter, there will be no offset against any amounts owing to you under this letter on account of any remuneration attributable to any subsequent employment that you may obtain.
10.	Restrictive Covenants. You shall be bound by the terms and conditions of that certain Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement, dated as of even date herewith (the “Restrictive Covenant Agreement”), between the Company and you, which is hereby incorporated by reference herein and made a part hereof.
11.	Bonus; Options. On the Effective Date of this letter, the Company shall make payment of a bonus to you in an amount equal to $10,000. In addition, on September 21, 2012, the Company granted to you options to acquire 15,000 shares of the common stock, par value $0.02 per share, of the Company at an exercise price equal to $4.26 per share subject to the terms and conditions of the Company’s 2004 Employee Stock Option Plan. Such options shall vest in full on the Effective Date but otherwise terminate in the event of the termination of the Merger Agreement.
12.	Code Section 409A Compliance.
a.	The intent of the parties is that payments and benefits under this Agreement comply with Code Section 409A or comply with an exemption from the application of Code Section 409A and, accordingly, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.
b.	Neither you nor the Company shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits in any matter which would not be in compliance with Code Section 409A.
c.	A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the form or timing of payment of any amounts or benefits upon or following a termination of employment unless such termination is also a

“separation from service” (within the meaning of Code Section 409A) and, for purposes of any such provision of this Agreement under which (and to the extent) deferred compensation subject to Code Section 409A is paid, references to a “termination” or “termination of employment” or like references shall mean separation from service. A “separation from service” shall not occur under Code Section 409A unless you have completely severed your relationship with the Company or you have permanently decreased your services to 20% or less of the average level of bona fide services over the immediately preceding 36 month period (or the full period if you have been providing services for less than 36 months). A leave of absence shall only trigger a termination of employment that constitutes a separation from service at the time required under Code Section 409A. If you are deemed on the date of separation from service with the Company to be a “specified employee”, within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by the Company from time to time, or if none, the default methodology, then with regard to any payment or benefit that is required to be delayed in compliance with Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of your separation from service or (ii) the date of the your death. In the case of benefits required to be delayed under Code Section 409A, however, you may pay the cost of benefit coverage, and thereby obtain benefits, during such six-month delay period and then be reimbursed by the Company thereafter when delayed payments are made pursuant to the next sentence. On the first day of the seventh month following the date of your separation from service or, if earlier, on the date of your death, all payments delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.
d.	With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits subject to Code Section 409A, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect. All reimbursements shall be reimbursed in accordance with the Company’s reimbursement policies but in no event later than the calendar year following the calendar year in which the related expense is incurred or such earlier date as set forth herein.
e.	If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.
f.	Notwithstanding any of the provisions of this Agreement, the Company shall not be liable to you or any other person if any payment or benefit which is to be provided pursuant to this Agreement and which is considered deferred compensation subject to Code Section 409A otherwise fails to comply with, or be exempt from, the requirements of Code Section 409A.
13.	Indemnification. The Company hereby agrees to indemnify you and hold you harmless to the fullest extent permitted by applicable law against and in respect to any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney’s fees), losses, and damages resulting from your good faith performance of your duties and obligations with the Company. If any claim, action, suit, or proceeding is brought against you for which you may seek indemnification under this subsection, you shall promptly notify the Company in writing thereof, and the Company shall have the right to assume and control the defense thereof, unless an actual or potential conflict of interest between the Company’s interests and your interests exists.

[ Signature Pages to Follow ]

Please contact me at (585) 325-3610 if you have any questions. If you agree with the terms set forth herein kindly execute in the space provided below and return the same to me.

Sincerely,

/s/ Patrick White

Patrick White
Chief Executive Officer

Agreed and acknowledged:

/s/ Jeff D’Angelo

Jeff D’Angelo

[Severance Letter]

AMENDMENT, WAIVER AND CONSENT

This Amendment, Waiver and Consent, dated as of November 20, 2012, is among Document Security Systems, Inc., a New York corporation (“Parent”), DSSIP, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Lexington Technology Group, Inc., a Delaware corporation (the “Company”), and Hudson Bay Master Fund Ltd. (“Company Representative”) as representatives of the stockholders of the Company.

1.	Reference to Merger Agreement; Definitions. Reference is made to the Agreement and Plan of Merger dated as of October 1, 2012, by and among Parent, Merger Sub, the Company and the Company Representative (the “Merger Agreement”). Terms defined in the Merger Agreement and not otherwise defined herein are used herein with the meanings so defined.
2.	Acknowledgement of Various Management Changes and Actions Undertaken by the Company. Parent and Merger Sub hereby acknowledge and consent to the following actions undertaken by the Company and waive any breach or default under the Merger Agreement, including, but not limited to, any breach of Sections 4.1 or 5.7 of the Merger Agreement, that may result by reason thereof:
(a)	William Rosellini resigned as Chief Executive Officer of the Company, effective as of November 9, 2012. Will Rosellini will enter into a consulting agreement with Bascom Research LLC pursuant to which, among other things, Mr. Rosellini will be paid an hourly fee of $250 per hour and a fee equal to 3% of the total amount of grant money or other investments Mr. Rosellini secures on behalf of Bascom Research LLC.
(b)	Jeff Ronaldi will replace William Rosellini as the Company’s Chief Executive Officer, pursuant to the terms and conditions of an employment agreement, in substantially the form attached hereto as Exhibit A (the “Ronaldi Agreement”). Pursuant to the Ronaldi Agreement, the Company will grant Jeff Ronaldi (i) 100,000 shares of Company Common Stock, pursuant to an agreement in substantially the form provided to Parent and (ii) an option to purchase 1,800,000 shares of Company Common Stock at an exercise price of $1.67 per share, pursuant to an option agreement in substantially the form provided to Parent.
(c)	The existing Employment Agreement between the Company and Peter Hardigan will be amended pursuant to the terms and conditions of an Amended Employment Agreement, in substantially the form attached hereto as Exhibit B (the “Hardigan Agreement”). Pursuant to the Hardigan Agreement, the Company will grant to Peter Hardigan (i) 100,000 shares of Company Common Stock, pursuant to an agreement in substantially the form provided to Parent, and (ii) an option to purchase 1,800,000 shares of Company Common Stock at an exercise price of $1.67 per share, pursuant to an option agreement in substantially the form provided to Parent.
3.	Amendment to Section 1.11 of Merger Agreement. Section 1.11 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“1.11  Company Stock Options.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, up to an aggregate of 3,600,000 outstanding options awarded to Jeff Ronaldi and Peter Hardigan will be assumed by the Parent. Immediately after the Effective Time, each such option will convert into an option to purchase or acquire shares of the Parent Common Stock (i) in a number equal to the number of shares of Company Common Stock subject to the option immediately prior to the Effective Time multiplied by .556 (the “Option Exchange Ratio”) and (ii) with an exercise price per share equal to the exercise price of the applicable option immediately prior to the Effective Time divided by the Option Exchange Ratio, with the number of shares in (i) and the price per share in (ii) rounded up or down to the next whole share number or tenth (0.1) of a cent, as the case may be, in a manner such that, after taking into account such rounding, both (A) the excess of the aggregate fair market value of the shares subject to the new option over the aggregate exercise price for such shares does not exceed the excess of the aggregate fair market value of the shares subject to the old option over the aggregate exercise price for such shares immediately prior to the Effective Time, and (B) the ratio on a per option basis of the exercise price to the fair market value of the shares subject to the option is not increased. In any event, the assumption and conversion of the options under this Section 1.11 will be done in a manner that complies with the requirements for exemption from Section 409A of the Code and the applicable guidance thereunder, including the avoidance of any action that would constitute a modification or extension of the options within the meaning of Treasury Regulation Section 1.409A-1(b)(5)(v).”

4.	Company Representations and Warranties; Company Disclosure Schedule. All representations and warranties of the Company set forth in the Merger Agreement and all information set forth on the Company Disclosure Schedule including, but not limited to, Sections 2.3(a), 2.3(b), 2.3(d), 2.3(e), 2.7, 2.9(a), 2.14(a), 2.14(c) and 2.16 shall be deemed amended and modified to the extent necessary to reflect the information set forth in paragraphs 2(a), 2(b) and 2(c) of this Amendment, Waiver and Consent.
5.	Amendment to Section 5.12 of Merger Agreement. Section 5.12 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“5.12  Directors and Officers of Parent.  Parent and the Company shall take all necessary action (including, but not limited to, an amendment to the Parent’s bylaws increasing the size of its Board of Directors to nine members) so that following the Effective Time, the Board of Directors of the Parent shall consist of nine directors, five of whom shall be designated by the Company and four of whom shall be designated by Parent. The directors designated by Parent shall be: Robert Fagenson, Ira Greenstein, Robert Bzdick and David Klein, and the five directors designated by the Company shall be Jeff Ronaldi, Peter Hardigan, Warren Hurwitz and two other persons to be designated by the Company (reasonably acceptable to Parent) on or prior to the filing of the first amendment to the Proxy Statement. If Parent’s stockholders approve the proposal to amend the Certificate of Incorporation of Parent to provide for a Staggered Board, the members of the class coming up for election in the annual meetings of stockholders for 2013 (“Class I”), 2014 (“Class II”) and 2015 (“Class III”) shall be David Klein, Ira Greenstein and Jeff Ronaldi for Class I, Robert Bzdick, Peter Hardigan, and the Company’s fourth designee for Class II and Warren Hurwitz, the Company’s fifth designee, and Robert Fagenson for Class III. If Parent’s stockholders do not approve the proposal to amend the Certificate of Incorporation of Parent to provide for a Staggered Board, then the Board of Directors of the Parent following the Effective Time shall initially consist of eight directors, four of whom shall be persons designated by the Company and the other four shall be the persons designated by Parent above; provided, that, prior to Closing, Parent and the Company shall jointly identify a ninth person to be nominated for a position on the board of directors of Parent following the Effective Time. The following persons will serve as executive officers of Parent immediately following the Effective Time: Jeff Ronaldi (Chief Executive Officer), Peter Hardigan (Chief Investment Officer), Philip Jones (Chief Financial Officer) and Robert Bzdick (Executive Vice President).”

6.	Amendment to Section 4.1(a)(ii) of the Merger Agreement. Section 4.1(a)(ii) and of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(ii) with respect to Parent and its Subsidiaries only, issue, transfer, pledge or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (except for the issuance of (A) shares of Parent Common Stock in the Private Placement (as hereinafter defined), (B) Parent Common Stock issuable pursuant to warrants or promissory notes or (C) options by Parent to certain of its directors, officers, employees, and consultants which such options are exercisable into no more than 650,000 shares of Parent Common Stock (subject to adjustment in the event of a reverse stock split);

7.	Amendment to Section 4.1(a)(x) of the Merger Agreement. Section 4.1(a)(x) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(x) take or permit to be taken any action to: (A) increase employee compensation or grant any severance or termination compensation, except in accordance with agreements entered into prior to the date of this Agreement; (B) enter into any collective bargaining agreement; (C) with respect to Parent and its Subsidiaries only, and other than Patrick White, hire or terminate any employees, independent contractors or consultants, having a total salary or severance package that is individually in excess of $50,000, or that collectively is in excess of $50,000; (D) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy, agreement or arrangement for the benefit of any of its directors, officers or employees, except for (1) the cancellation of options exercisable for an aggregate of 280,000 shares of Parent Common Stock issued to certain officers and employees of Parent on September 19, 2012 or September 20, 2012 and (2) the adoption of the Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan, or (E) approve any cashless exercise of any issued and outstanding options;”

8.	Reverse Stock Split. The Company hereby acknowledges and consents to the approval by the Board of Directors of Parent of an amendment to its amended and restated certificate of incorporation to effect a reverse stock split of Parent's issued and outstanding common stock within the range of one-for-two to one-for-four, which amendment to Parent's amended and restated certificate of incorporation will be included in the Proxy Statement for approval by the stockholders of Parent.
9.	Miscellaneous. Except as otherwise set forth herein, the Merger Agreement shall remain in full force and effect without change or modification. This Amendment, Waiver and Consent may be executed in any number of counterparts, which together shall constitute one instrument, and shall bind and inure to the benefit of the parties and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment, Waiver and Consent as of the day and year first above written.

Document Security Systems, Inc.

By:	/s/ Robert B. Bzdick Name: Robert B. Bzdick Title: President, COO

DSSIP, Inc.

By:	/s/ Philip Jones Name: Philip Jones Title: CEO

Lexington Technology Group, Inc.

By:	/s/ Peter Hardigan Name: Peter Hardigan Title: COO

COMPANY REPRESENTATIVE

Hudson Bay Master Fund, Ltd.

By:	/s/ Yoav Roth Name: Yoav Roth Its: Authorized Signatory

Active 7395572v.4

ANNEX B-1

EXECUTION COPY

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of October 1, 2012, by and between Lexington Technology Group, Inc., a Delaware corporation (“LTGI”) and [           ] (“Stockholder”). LTGI and Stockholder are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, as of the date hereof, Stockholder has the sole right to vote the number of shares of common stock, par value $0.02 per share (the “Common Stock”), of Document Security Systems, Inc., a New York corporation (the “Company”), set forth opposite Stockholder’s name on Schedule I hereto (such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (such period, the “Voting Period”), are collectively referred to herein as the “Subject Shares”.

WHEREAS, the Company, DSSIP, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and LTGI contemporaneously herewith intend to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into LTGI, with LTGI surviving as a wholly-owned subsidiary of the Company (the “Merger”); and

WHEREAS, as a condition to the willingness of LTGI to enter into the Merger Agreement, and as an inducement and in consideration therefor, Stockholder is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Capitalized Terms.  For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1  Agreement to Vote the Subject Shares.  Stockholder hereby agrees that, during the Voting Period, at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company, Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause his or her Subject Shares to be counted as present thereat for purposes of establishing a quorum, and he or she shall vote or consent (or cause to be voted or consented), in person or by proxy, all of his or her Subject Shares (a) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of Stockholder contained in this Agreement. For purposes of clarification, whenever it is referenced in this Agreement that Stockholder vote in favor of the adoption of the Merger Agreement and approve the Merger or other similar language, it shall be deemed to include, without limitation, approval of the Amendments and the Staggered Board, and approval of the issuance of the Merger Consideration. This Agreement is intended to bind Stockholder only with respect to the specific matters expressly set forth in clauses (a) and (b) above, and except as set forth in such clauses, Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Company. Stockholder agrees not to enter into any agreement, commitment or arrangement with any person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

Section 2.2  No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in LTGI any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and direct and indirect economic benefits of and relating to the Subject Shares shall remain vested in and belong to Stockholder.

Section 2.3  Effect of Change of Recommendation; Company Breach.  For the avoidance of doubt, Stockholder agrees that, during the Voting Period, the obligations of Stockholder specified in Section 2.1 shall not be affected by (a) any withdrawal or modification by the Board of Directors of the Company of its recommendation in favor of the Merger and the Merger Agreement or (b) any breach by the Company or Merger Sub of any of its respective representations, warranties, agreements or covenants set forth in the Merger Agreement.

Section 2.4  No Obligation as Director, Officer or Fiduciary.  Notwithstanding anything contained in this Agreement to the contrary, (a) Stockholder makes no agreement or understanding herein in any capacity other than in its capacity as a record holder and/or beneficial owner of the Subject Shares, (ii) nothing in this Agreement shall be construed to limit or affect any action or inaction by Stockholder or any Representatives of Stockholder in their respective capacity as a director, officer, or other fiduciary of the Company or Merger Sub, and (iii) Stockholder and the Representatives of Stockholder shall have no liability to LTGI or any of its Affiliates under this Agreement as a result of any action or inaction by Stockholder or any such Representatives acting in their respective capacity as a director, officer, or other fiduciary of the Company or Merger Sub. The term “Representatives” shall mean any director, officer, employee, agent or other representative (collectively, “Representatives”) of Stockholder.

ARTICLE III

COVENANTS

Section 3.1  Generally.

(a) Stockholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, it shall not, and shall cause its Affiliates not to, without LTGI’s prior written consent, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares, except, in each case, for Permitted Transfers (as hereinafter defined); (ii) grant any proxies or powers of attorney with respect to any or all of the Subject Shares; (iii) grant in favor of any person any lien of any nature whatsoever with respect to any or all of the Subject Shares; or (iv) knowingly or intentionally take any action that to the knowledge of such Stockholder would have the effect of preventing, impeding, interfering with or adversely affecting Stockholder’s ability to perform its obligations under this Agreement. The term “Permitted Transfers” shall mean the Transfer of Subject Shares (1) to any other person who shall have executed and delivered to LTGI a voting and support agreement substantially on the same terms and conditions as this Agreement (2) to any spouse or lineal descendent (whether natural or adopted), sibling, parent, other family member, heir, executor, administrator, testamentary trustee, or (3) to any trust for the benefit of any spouse or lineal descendent (whether natural or adopted), sibling, parent, or other family member, or any other transfer for estate planning purposes; provided, that in each case referred to in clauses (1), (2) or (3), the assignee or transferee thereof agrees in writing, in form and substance reasonably satisfactory to LTGI, to be bound by the terms of this Agreement; and (4) pursuant to the requirements of the Merger Agreement.

(b) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

(c) Stockholder agrees, while this Agreement is in effect, not to knowingly or intentionally take or agree or commit to take any action that would make any representation and warranty of Stockholder contained in this Agreement inaccurate in any material respect.

Section 3.2  Standstill Obligations of the Stockholder.  Stockholder covenants and agrees with LTGI that, during the Voting Period:

(a) Stockholder shall not, and shall not act in concert with any person to, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Company vote in favor of adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

(b) Stockholder shall not, and shall not act in concert with any person to, deposit any of the Subject Shares in a voting trust or subject any of the Subject Shares to any arrangement or agreement with any person with respect to the voting of the Subject Shares, except as provided by Article II of this Agreement.

(c) Stockholder shall not, and shall not act in concert with any person to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate (including, in each case, by way of furnishing information) any inquiries or the making of any proposal or offer with respect to, or any indication of interest in, any Parent Acquisition Proposal, engage in any negotiations or discussions concerning any Parent Acquisition Proposal, or provide any non-public information or data to any person or any Representatives thereof (other than the Company, Merger Sub or any of the Affiliates of the Company or Merger Sub) that has made, or to Stockholder’s knowledge, is considering making a Parent Acquisition Proposal, or make any public statements with respect to any Parent Acquisition Proposal or any matter that relates to, supports, or could reasonably be expected to lead to any Parent Acquisition Proposal.

(d) Stockholder shall cease immediately any and all existing discussions, conversations, negotiations and other communications with any person conducted heretofore with respect to any Parent Acquisition Proposal or any matter which, to the knowledge of Stockholder, relates to, supports, or would reasonably be expected to lead to any Parent Acquisition Proposal.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to LTGI as follows:

Section 4.1  Binding Agreement.  Stockholder is: (i) of legal age to execute this Agreement and is legally competent to do so and (ii) has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery hereof by LTGI, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.2  Ownership of Shares.  Schedule I sets forth opposite Stockholder’s name the number of shares of Common Stock over which Stockholder has the sole right to vote or to direct the voting as of the date hereof. As of the date hereof, Stockholder is the lawful owner of such shares of Common Stock. Stockholder does not own or hold any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company other than the Subject Shares. Stockholder has good and valid title to such shares of Common Stock, free and clear of any and all Liens other than those created by this Agreement. Stockholder has not employed or engaged any investment banker, broker or finder that is or will be entitled to any commission or fee from Stockholder in connection with this Agreement or the transactions contemplated hereby.

Section 4.3  No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby.

(b) None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (i) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of the Subject Shares or Stockholder’s assets may be bound, or (iii) violate any judgment, decree, or order or law applicable to Stockholder, except for any of the foregoing as could not reasonably be expected to impair Stockholder’s ability to perform its obligations under this Agreement.

Section 4.4  Company Takeover Proposal.  Stockholder represents that it is not engaged in any discussions or negotiations with any person (other than LTGIor any Affiliates of LTGI) with respect to any Parent Acquisition Proposal or any matter that, to Stockholder’s knowledge, relates to, supports, or would reasonably be expected to lead to any Parent Acquisition Proposal.

Section 4.5  Reliance by LTGI.  Stockholder understands and acknowledges that LTGI is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF LTGI

LTGI hereby represents and warrants to Stockholder as follows:

Section 5.1  Binding Agreement.  LTGI is a Delaware corporation duly organized and validly existing under the laws of the jurisdiction of its organization. LTGI has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by LTGI have been duly authorized by all necessary corporate action on the part of LTGI. This Agreement, assuming due authorization, execution and delivery hereof by Stockholder, constitutes a legal, valid and binding obligation of LTGI enforceable against LTGI in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.2  No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by LTGI and the consummation by LTGI of the transactions contemplated hereby.

(b) None of the execution and delivery of this Agreement by LTGI, the consummation by LTGI of the transactions contemplated hereby or compliance by LTGI with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of LTGI, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which LTGI is a party or by which LTGI or any of its assets may be bound, or (iii) violate any applicable judgment, decree, order or law, except for any of the foregoing as could not reasonably be expected to impair LTGI’s ability to perform its obligations under this Agreement.

Section 5.3  Reliance by the Stockholder.  LTGI understands and acknowledges that Stockholder is entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by LTGI.

ARTICLE VI

TERMINATION

Section 6.1  Termination.  This Agreement shall automatically terminate, and none of LTGI or Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (a) the mutual written consent of LTGI and Stockholder, (b) the Effective Time, (c) the date of termination of the Merger Agreement in accordance with its terms and (d) the delivery of written notice by Stockholder to LTGI following any amendment to the Merger Agreement to increase the Merger Consideration unless such amendment to the Merger Agreement has been consented to by Stockholder in writing prior to such amendment, and after the occurrence of such applicable event this Agreement shall terminate and be of no further force or effect. The termination of this Agreement shall not prevent any Party hereunder from seeking any remedies (at law or in equity) against another Party hereto or relieve such Party from liability, in each case for such Party’s fraud or willful breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1  Publication.  Stockholder hereby permits LTGI, the Company and Merger Sub to publish and disclose in any forms, schedules or other documents required to be filed with the Securities and Exchange Commission (including the Proxy Statement and Registration Statement) by LTGI, the Company or Merger Sub, as applicable, Stockholder’s identity and ownership of the Subject Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 7.2  Further Assurances.  From time to time, at the other Party’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

Section 7.3  Fees and Expenses.  Each of the Parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement.

Section 7.4  Amendments, Waivers, etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the Parties hereto. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.5  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.6  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.7  Entire Agreement; Assignment.  This Agreement (together with the Merger Agreement, to the extent referred to herein, and Schedule I) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Party.

Section 7.8  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.9  Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 7.10  Governing Law.  This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of laws principles thereof, which would result in the applicability of the laws of another jurisdiction, except to the extent required under Delaware corporate law.

Section 7.11  Specific Performance; Jurisdiction.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties: (i) consents to submit itself to the personal jurisdiction of the state courts of the State of New York in the event any dispute arises out of this Agreement or any transaction contemplated hereby; (ii) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from any such court; (iii) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; and (iv) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any New York State court or any Federal Court of the United States of America sitting in New York City, New York.

Section 7.12  Counterparts.  This Agreement may be executed in counterparts (including by facsimile), each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 7.13  No Partnership, Agency or Joint Venture.  This Agreement is intended to create a contractual relationship between Stockholder and LTGI and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the parties hereto. Without limiting the generality of the foregoing sentence, Stockholder (a) is entering into this Agreement solely on its own behalf and shall not have any obligation to perform on behalf of any other holder of Common Stock or any liability (regardless of the legal theory advanced) for any breach of this Agreement by any other holder of Common Stock and (b) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable law. Stockholder is not affiliated with any other holder of Common Stock entering into a voting agreement with LTGI in connection with the Merger Agreement and has acted independently regarding its decision to enter into this Agreement.

[Execution page follows.]

IN WITNESS WHEREOF, LTGI and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

Lexington Technology Group, Inc.

By:	Name: Title: Name:

[Signature Page to Voting and Support Agreement]

SCHEDULE I

Ownership of Common Stock

Stockholder	Number of Shares

ANNEX B-2

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of October 1, 2012, by and among Document Security Systems, Inc., a New York corporation (“Parent”), DSSIP, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and          (“Stockholder”). Parent, Merger Sub and Stockholder are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, as of the date hereof, Stockholder has the sole right to vote the number of shares of capital stock of Lexington Technology Group, Inc., a Delaware corporation (the “Company”), set forth opposite Stockholder’s name on Schedule I hereto (such shares of capital stock, together with any other shares of capital stock the voting power over which is acquired by Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (such period, the “Voting Period”), are collectively referred to herein as the “Subject Shares”.

WHEREAS, Parent, Merger Sub and the Company contemporaneously herewith intend to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”); and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Stockholder is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Capitalized Terms.  For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1  Agreement to Vote the Subject Shares.  Stockholder hereby agrees that, during the Voting Period, at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company, Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause his or her Subject Shares to be counted as present thereat for purposes of establishing a quorum, and he or she shall vote or consent (or cause to be voted or consented), in person or by proxy, all of his or her Subject Shares (a) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of Stockholder contained in this Agreement. This Agreement is intended to bind Stockholder only with respect to the specific matters expressly set forth in clauses (a) and (b) above, and except as set forth in such clauses, Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Company. Stockholder agrees not to enter into any agreement, commitment or arrangement with any person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

Section 2.2  No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and direct and indirect economic benefits of and relating to the Subject Shares shall remain vested in and belong to Stockholder.

Section 2.3  Effect of Change of Recommendation; Company Breach.  For the avoidance of doubt, Stockholder agrees that, during the Voting Period, the obligations of Stockholder specified in Section 2.1 shall not be affected by (a) any withdrawal or modification by the Board of its recommendation in favor of the Merger and the Merger Agreement or (b) any breach by the Company of any of its representations, warranties, agreements or covenants set forth in the Merger Agreement.

Section 2.4  No Obligation as Director, Officer or Fiduciary.  Notwithstanding anything contained in this Agreement to the contrary, (a) Stockholder makes no agreement or understanding herein in any capacity other than in its capacity as a record holder and/or beneficial owner of the Subject Shares, (ii) nothing in this Agreement shall be construed to limit or affect any action or inaction by Stockholder or any Representatives of Stockholder in their respective capacity as a director, officer, or other fiduciary of the Company, and (iii) Stockholder and the Representatives of Stockholder shall have no liability to Parent or Merger Sub or any of their respective Affiliates under this Agreement as a result of any action or inaction by Stockholder or any such Representatives acting in their respective capacity as a director, officer, or other fiduciary of the Company. The term “Representatives” shall mean any director, officer, employee, agent or other representative (collectively, “Representatives”) of Stockholder.

ARTICLE III

COVENANTS

Section 3.1  Generally.

(a) Stockholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, it shall not, and shall cause its Affiliates not to, without Parent’s or Merger Sub’s prior written consent, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares, except, in each case, for Permitted Transfers (as hereinafter defined); (ii) grant any proxies or powers of attorney with respect to any or all of the Subject Shares; (iii) grant in favor of any person any lien of any nature whatsoever with respect to any or all of the Subject Shares; or (iv) knowingly or intentionally take any action that to the knowledge of such Stockholder would have the effect of preventing, impeding, interfering with or adversely affecting Stockholder’s ability to perform its obligations under this Agreement. The term “Permitted Transfers” shall mean the Transfer of Subject Shares (1) to any other person who shall have executed and delivered to Parent and Merger Sub a voting and support agreement substantially on the same terms and conditions as this Agreement (2) to any spouse or lineal descendent (whether natural or adopted), sibling, parent, other family member, heir, executor, administrator, testamentary trustee, or (3) to any trust for the benefit of any spouse or lineal descendent (whether natural or adopted), sibling, parent, or other family member, or any other transfer for estate planning purposes; provided, that in each case referred to in clauses (1), (2) or (3), the assignee or transferee thereof agrees in writing, in form and substance reasonably satisfactory to Parent and Merger Sub, to be bound by the terms of this Agreement;, and (4) pursuant to the requirements of the Merger Agreement.

(b) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

(c) Stockholder agrees, while this Agreement is in effect, not to knowingly or intentionally take or agree or commit to take any action that would make any representation and warranty of Stockholder contained in this Agreement inaccurate in any material respect.

Section 3.2  Standstill Obligations of the Stockholder.  Stockholder covenants and agrees with Parent and Merger Sub that, during the Voting Period:

(a) Stockholder shall not, and shall not act in concert with any person to, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Company vote in favor of adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

(b) Stockholder shall not, and shall not act in concert with any person to, deposit any of the Subject Shares in a voting trust or subject any of the Subject Shares to any arrangement or agreement with any person with respect to the voting of the Subject Shares, except as provided by Article II of this Agreement.

(c) Stockholder shall not, and shall not act in concert with any person to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate (including, in each case, by way of furnishing information) any inquiries or the making of any proposal or offer with respect to, or any indication of interest in, any Company Acquisition Proposal, engage in any negotiations or discussions concerning any Company Acquisition Proposal, or provide any non-public information or data to any person or any Representatives thereof (other than Parent, Merger Sub or any of the Affiliates of Parent or Merger Sub) that has made, or to Stockholder’s knowledge, is considering making a Company Acquisition Proposal, or make any public statements with respect to any Company Acquisition Proposal or any matter that relates to, supports, or could reasonably be expected to lead to any Company Acquisition Proposal.

(d) Stockholder shall cease immediately any and all existing discussions, conversations, negotiations and other communications with any person conducted heretofore with respect to any Company Acquisition Proposal or any matter which, to the knowledge of Stockholder, relates to, supports, or would reasonably be expected to lead to any Acquisition Proposal.

Section 3.3  Appraisal Rights.  Stockholder agrees not to seek appraisal or assert any rights of dissent from the Merger that it may have under Section 262 of the DGCL (or otherwise) and, to the extent permitted by applicable Law, Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under Section 262 of the DGCL.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1  Binding Agreement.  Stockholder is [ a corporation/limited liability company duly organized, validly existing and in corporate and tax good standing under the laws of the state of its formation ] [ of legal age to execute this Agreement and is legally competent to do so ] and (ii) has all necessary [ corporate/limited liability company ] power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.2  Ownership of Shares.  Schedule I sets forth opposite Stockholder’s name the number of shares of Common Stock over which Stockholder has the sole right to vote or to direct the voting as of the date hereof. As of the date hereof, Stockholder is the lawful owner of such shares of Common Stock.

Stockholder does not own or hold any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company other than the Subject Shares. Stockholder has good and valid title to such shares of Common Stock, free and clear of any and all Liens other than those created by this Agreement. Stockholder has not employed or engaged any investment banker, broker or finder that is or will be entitled to any commission or fee from Stockholder in connection with this Agreement or the transactions contemplated hereby.

Section 4.3  No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby.

(b) None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (i) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of the Subject Shares or Stockholder’s assets may be bound, or (iii) violate any judgment, decree, or order or law applicable to Stockholder, except for any of the foregoing as could not reasonably be expected to impair Stockholder’s ability to perform its obligations under this Agreement.

Section 4.4  Company Takeover Proposal.  Stockholder represents that it is not engaged in any discussions or negotiations with any person (other than Parent, Merger Sub or any of the Affiliates of Parent and Merger Sub) with respect to any Company Acquisition Proposal or any matter that, to Stockholder’s knowledge, relates to, supports, or would reasonably be expected to lead to any Company Acquisition Proposal.

Section 4.5  Reliance by Parent and Merger Sub.  Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to Stockholder as follows:

Section 5.1  Binding Agreement.  Parent is a New York corporation and Merger Sub is a Delaware corporation; in each case duly organized and validly existing under the laws of the jurisdiction of their respective organization. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement, assuming due authorization, execution and delivery hereof by Stockholder, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.2  No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby.

(b) None of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby or compliance by

Parent and Merger Sub with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of any of Parent or Merger Sub, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets may be bound, or (iii) violate any applicable judgment, decree, order or law, except for any of the foregoing as could not reasonably be expected to impair Parent’s, or Merger Sub’s ability to perform their respective obligations under this Agreement.

Section 5.3  Reliance by the Stockholder.  Each of Parent and Merger Sub understands and acknowledges that Stockholder is entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by Parent and Merger Sub.

ARTICLE VI

TERMINATION

Section 6.1  Termination.  This Agreement shall automatically terminate, and none of Parent, Merger Sub or Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (a) the mutual written consent of Parent, Merger Sub and Stockholder, (b) the Effective Time, (c) the date of termination of the Merger Agreement in accordance with its terms and (d) the delivery of written notice by Stockholder to Parent following any amendment to the Merger Agreement to decrease the Merger Consideration unless such amendment to the Merger Agreement has been consented to by Stockholder in writing prior to such amendment, and after the occurrence of such applicable event this Agreement shall terminate and be of no further force or effect. The termination of this Agreement shall not prevent any Party hereunder from seeking any remedies (at law or in equity) against another Party hereto or relieve such Party from liability, in each case for such Party’s fraud or willful breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1  Publication.  Stockholder hereby permits the Company, Parent, and Merger Sub to publish and disclose in any forms, schedules or other documents required to be filed with the Securities and Exchange Commission (including the Proxy Statement and Registration Statement) by the Company, Parent, or Merger Sub, as applicable, Stockholder’s identity and ownership of the Subject Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 7.2  Further Assurances.  From time to time, at the other Party’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

Section 7.3  Fees and Expenses.  Each of the Parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement.

Section 7.4  Amendments, Waivers, etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the Parties hereto. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.5  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.6  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.7  Entire Agreement; Assignment.  This Agreement (together with the Merger Agreement, to the extent referred to herein, and Schedule I) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Party, except that Parent and Merger Sub may assign all or any of their respective rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of Parent or Merger Sub.

Section 7.8  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.9  Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 7.10  Governing Law.  This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of laws principles thereof, which would result in the applicability of the laws of another jurisdiction, except to the extent required under Delaware corporate law.

Section 7.11  Specific Performance; Jurisdiction.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties: (i) consents to submit itself to the personal jurisdiction of the state courts of the State of New York in the event any dispute arises out of this Agreement or any transaction contemplated hereby; (ii) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from any such court; (iii) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; and (iv) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any New York State court or any Federal Court of the United States of America sitting in New York City, New York.

Section 7.12  Counterparts.  This Agreement may be executed in counterparts (including by facsimile), each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 7.13  No Partnership, Agency or Joint Venture.  This Agreement is intended to create a contractual relationship between Stockholder, on the one hand, and Parent and Merger Sub, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the parties hereto. Without limiting the generality of the foregoing sentence, Stockholder (a) is entering into this Agreement solely on its own behalf and shall not have any obligation to perform on behalf of any other holder of Common Stock or any liability (regardless of the legal theory advanced) for any breach of this Agreement by any other holder of Common Stock and (b) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable law. Stockholder is not affiliated with any other holder of Common Stock entering into a voting agreement with Parent and Merger Sub in connection with the Merger Agreement and has acted independently regarding its decision to enter into this Agreement.

[Execution page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

Document Security Systems, Inc.

By:	Name: Title:

DSSIP, Inc.

By:	Name: Title:
By:	Name: Title:

[Signature Page to Voting and Support Agreement]

SCHEDULE I

Ownership of Capital Stock

Stockholder	Number of Shares

ANNEX C
(Form of $.02 Warrant)

Warrant No. W-	Number of Shares:

Date of Issuance:            , 2013 (“Issuance Date”)

DOCUMENT SECURITY SYSTEMS, INC.

Common Stock Warrant

Document Security Systems, Inc., a New York corporation (the “Company”), for value received, hereby certifies that     , or its registered assigns (the “Registered Holder”), is entitled, subject to the terms of this Common Stock Warrant (the “Warrant”) set forth below, to purchase from the Company, at any time after the date hereof and on or before [            2022][TEN YEARS] (the “Expiration Date”), up to      (    ) shares of common stock of the Company (the “Warrant Stock”), par value $0.02 per share (the “Common Stock”), at a per share exercise price (the “Exercise Price”) equal to two cents ($.02) per share (subject to adjustment as set forth in Section 2). This Warrant is one of the $.02 Warrants (collectively, the “Warrants”) issued pursuant to that certain Agreement and Plan of Merger by and among the Company, DSSIP, Inc., Lexington Technology Group, Inc. and the Company Representative (as defined therein), dated as of October 1, 2012 (the “Merger Agreement”).

1.  Exercise.

(a)  Method of Exercise.  This Warrant may be exercised by the Registered Holder, in whole or in part, by delivering the form appended hereto as Exhibit A duly executed by such Registered Holder (the “Exercise Notice”), at the principal office of the Company, or at such other office or agency as the Company may designate in writing prior to the date of such exercise, accompanied by payment in full of the Exercise Price payable with respect to the number of shares of Warrant Stock purchased upon such exercise. The Exercise Price must be paid by cash, check or wire transfer in immediately available funds for the Warrant Stock being purchased by the Registered Holder, except as provided in Section 1(c).

(b)  Effective Time of Exercise.  Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which the Exercise Notice has been delivered to the Company (the “Exercise Date”) as provided in this Section 1. At such time, the person or persons in whose name or names any certificates for Warrant Stock shall be issuable upon such exercise as provided in Section 1(d) below shall be deemed to have become the holder or holders of record of the Warrant Stock represented by such certificates.

(c)  Cashless Exercise.  Notwithstanding any provisions herein to the contrary, if at any time between the three (3) month anniversary of the Issuance Date and the Expiration Date the Registered Holder wishes to exercise this Warrant and there is no effective Registration Statement under the Securities Act registering the resale of the Warrant Stock by the Registered Holder at such time, then the Registered Holder may elect to exercise this Warrant or a portion hereof, and to pay for the Warrant Stock by way of a cashless exercise. If the Registered Holder wishes to effect a cashless exercise, the Registered Holder shall deliver the Exercise Notice duly executed by such Registered Holder or by such Registered Holder’s duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate in writing prior to the date of such exercise, in which event the Company shall issue to the Registered Holder the number of shares of Warrant Stock computed according to the following equation:

; where

X = the number of shares of Warrant Stock to be issued to the Registered Holder.

Y = the Warrant Stock purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant Stock being exercised.

A = the Fair Market Value (defined below) of one share of Common Stock on the Exercise Date.

B = the Exercise Price (as adjusted pursuant to the provisions of this Warrant).

C = the Closing Sale Price ending on the Trading Day before the Exercise Date if exercised on the Exercise Date before 4:00:00 p.m, New York time, or if exercised on the Exercise Date after 4:00:00 p.m. New York time, then the Closing Sale Price on the Exercise Date.

For purposes of this Section 1(c), the “Fair Market Value” of one share of Common Stock on the Exercise Date shall have one of the following meanings:

(1)  if the Common Stock is traded on (A) a national securities exchange or (B) over- the-counter, the Fair Market Value shall be deemed to be the average of the VWAP (as hereinafter defined) over a ten (10) Trading Day (as hereinafter defined) period ending on the Trading Day before the Exercise Date; or

(2)  if neither (1)(A) nor 1(B) is applicable, the Fair Market Value shall be at the commercially reasonable price per share which the Company could obtain on the Exercise Date from a willing buyer (not a current employee or director) for shares of Common Stock sold by the Company, from authorized but unissued shares, as determined jointly by the Company’s Board of Directors and the Registered Holders (as hereinafter defined) representing more than 50% of the aggregate amount of all of the then outstanding Warrants. “Registered Holders” means all of the holders of the Warrants issued pursuant to the Merger Agreement.

For illustration purposes only, if this Warrant entitles the Registered Holder the right to purchase 100,000 shares of Warrant Stock and the Registered Holder were to exercise this Warrant for 50,000 shares of Warrant Stock at a time when the Exercise Price was reduced to $1.00 and the Fair Market Value and the Closing Sale Price of each share of Common Stock was $2.00 on the Exercise Date, as applicable, the cashless exercise calculation would be as follows:

X =
50,000 ($2.00-$1.00)

$2.00

X = 25,000

Therefore, the number of shares of Warrant Stock to be issued to the Registered Holder after giving effect to the cashless exercise would be 25,000 shares of Warrant Stock and the Company would issue the Registered Holder a new Warrant to purchase 50,000 shares of Warrant Stock, reflecting the portion of this Warrant not exercised by the Registered Holder. For purposes of Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), it is intended, understood and acknowledged that the Warrant Stock issued in the cashless exercise transaction described pursuant to Section 1(c) shall be deemed to have been acquired by the Registered Holder, and the holding period for the shares of Warrant Stock shall be deemed to have commenced, on the date of the Registered Holder’s acquisition of the Warrant.

(d)  Delivery to Registered Holder.  As soon as practicable after the exercise of this Warrant in whole or in part, and in any event within three (3) Business Days thereafter (the “Warrant Stock Delivery Date”), the Company will (i) cause the Company’s transfer agent (the “Transfer Agent”) to deliver the Warrant Stock to the Registered Holder or its designee by crediting the account of the Registered Holder’s or such designee’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission (“DWAC ”) system, or (ii) if the Transfer Agent is not participating in DWAC, deliver a certificate or certificates to the Registered Holder or its designee for the number of shares of Warrant Stock to which such Registered Holder shall be entitled. In the event that the Registered Holder exercises the Warrant in part only, the Company shall issue a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of shares of Warrant Stock equal (giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares purchased by the Registered Holder upon such exercise as provided in Section 1(a).

(e)  Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Exercise.  In addition to any other rights available to the Registered Holder, if the Company fails to transmit to the

Registered Holder a certificate or the certificates representing the Warrant Stock pursuant to an exercise on or before the Warrant Stock Delivery Date, and if after such date the Registered Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Registered Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Registered Holder of the Warrant Stock which the Registered Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Registered Holder the amount by which (x) the Registered Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of shares of Warrant Stock that the Company was required to deliver to the Registered Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Registered Holder, either reinstate the portion of the Warrant and equivalent number of shares of Warrant Stock for which such exercise was not honored or deliver to the Registered Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Registered Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Registered Holder $1,000. The Registered Holder shall provide the Company written notice indicating the amounts payable to the Registered Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.

(f)  Registered Holder’s Exercise Limitations.  The Company shall not effect any exercise of this Warrant, and a Registered Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 1 or otherwise, to the extent (but only to the extent) that the Registered Holder or any of the Registered Holder’s affiliates, would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of this Section 1(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act (as defined herein) and the rules and regulations promulgated thereunder, it being acknowledged by the Registered Holder that the Company is not representing to the Registered Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Registered Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 1(f) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Registered Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Registered Holder, and the submission of an Exercise Notice shall be deemed to be the Registered Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Registered Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. Upon the written or oral request of a Registered Holder, the Company shall within two (2) Business Days confirm orally and in writing to the Registered Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Registered Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Registered Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 1(f), provided that the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Registered Holder and the provisions of this Section 1(f) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended

Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

2.  Adjustments.

(a)  Stock Splits and Stock Dividends.  If the outstanding shares of the Company’s Common Stock shall be subdivided into a greater number of shares or a dividend in Common Stock shall be paid in respect of Common Stock, the Exercise Price in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced and the number of Warrant Stock issuable upon exercise of the Warrant shall be proportionately increased. If the outstanding shares of Common Stock shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased and the number of shares of Warrant Stock issuable upon exercise of the Warrant shall be proportionately decreased. Notwithstanding anything to the contrary set forth herein, the Company will not declare or effect any stock split, subdivision, dividend or combination of its Common Stock while any portion of this Warrant remains exercisable unless the Company simultaneously effects a reduction on the par value per share of its Common Stock to permit the exercise in full of any remaining portion of this Warrant after giving effect to the adjustments required under the provisions of this Section 2(a).

(b)  Fundamental Transaction.  If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each, a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Registered Holder shall have the right to receive, for each share of Warrant Stock that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Registered Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Registered Holder a new warrant consistent with the foregoing provisions and evidencing the Registered Holder’s right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 2(b) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(c)  Adjustment Certificate.  When any adjustment is required to be made in the Exercise Price pursuant to this Section 2, the Company shall promptly mail to the Registered Holder a certificate setting forth (i) a brief statement of the facts requiring such adjustment, (ii) the Exercise Price after such adjustment and (iii) the kind and amount of stock or other securities or property into which this Warrant shall be exercisable after such adjustment.

3.  Transfers.

(a)  Warrant Register.  The Company will maintain a register containing the name and address of the Registered Holder of this Warrant. Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; provided, however, that if this Warrant is properly assigned in blank, the Company may (but shall not be required to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary. Any Registered Holder may change such Registered Holder’s address as shown on the warrant register by written notice to the Company requesting such change.

4.  Rights Upon Cash Dividend or Distribution of Assets.  In addition to any adjustments pursuant to Section 2 above, if the Company shall declare or make any cash dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Registered Holder shall be entitled to participate in such Distribution to the same extent that the Registered Holder would have participated therein if the Registered Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Registered Holder’s right to participate in any such Distributions would result in the Registered Holder exceeding the Beneficial Ownership Limitation, then the Registered Holder shall not be entitled to participate in such Distribution to such extent (or the beneficial ownership of any such shares of Common Stock as a result of such Distribution to such extent) and such Distribution to such extent shall be held in abeyance for the benefit of the Registered Holder until such time, if ever, as its right thereto would not result in the Registered Holder exceeding the Beneficial Ownership Limitation).

5.  Termination.  This Warrant (and the right to purchase securities upon exercise hereof) shall terminate at 5:00 p.m., Eastern time, on the Expiration Date.

6.  Notices of Certain Transactions.  In case:

(a)  the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, or

(b)  of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company, or

(c)  of the voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

(d)  of any Fundamental Transaction,

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, winding-up or Fundamental Transaction is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up) are to be determined. Failure to send such notice shall not act to invalidate any such transaction.

7.  Reservation of Stock.  The Company covenants that at all times it will have authorized, reserve and keep available, solely for the issuance and delivery upon the exercise of this Warrant, such shares of Warrant Stock and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant. The Company covenants that all Warrant Stock that may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue). The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the shares of Warrant Stock upon the exercise of the purchase rights under this Warrant by the Registered Holder. The Company will take all such reasonable action as may be necessary to assure that such Warrant Stock may be issued as provided herein without violation of any applicable law or regulation.

8.  Replacement of Warrants.  Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

9.  Notices.  Any notice required or permitted by this Warrant shall be in writing and shall be deemed duly given upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, addressed (a) if to the Registered Holder, to the address of the Registered Holder most recently furnished in writing to the Company and (b) if to the Company, to the address set forth on the signature page of this Warrant or as subsequently modified by written notice to the Registered Holder.

10.  No Rights as Stockholder.  Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company except as otherwise set forth in Section 4.

11.  No Fractional Shares.  No fractional shares of Common Stock will be issued in connection with any exercise hereunder. In lieu of any fractional shares which would otherwise be issuable, the Company shall round the amount of Warrant Stock issuable to the nearest whole share.

12.  Amendment or Waiver.  Any term of this Warrant may be amended or waived upon written consent of the Company and the Registered Holder.

13.  Headings.  The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

14.  Governing Law.  This Warrant and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

15.  Dispute Resolution.  In the case of a dispute as to the determination of the fair market value, the Company or the Registered Holder, as the case may be, shall submit the disputed determinations or arithmetic calculations, as the case may be, via facsimile (i) within two (2) Business Days after receipt of the applicable notice giving rise to such dispute to the Company or the Registered Holder, as the case may be, or (ii) if no notice gave rise to such dispute, at any time after the Registered Holder learned of the circumstances giving rise to such dispute. If the Registered Holder and the Company are unable to agree upon such determination or calculation, as the case may be, of the fair market value within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Company or the Registered Holder, as the case may be, then the Company shall, within two (2) Business Days submit via facsimile the disputed determination of the fair market value to an independent, reputable investment bank selected by the Registered Holder and reasonably acceptable to the Company. The Company shall cause, at its expense, the investment bank to perform the determinations or calculations, as the case may be, and notify the Company and the Registered Holder of the results no later than ten (10) Business Days from the time it receives such disputed determinations or calculations, as the case may be. Such investment bank’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

16.  Certain Definitions.  For purposes of this Warrant, the following terms shall have the following meanings:

(a)  “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(b)  “Bloomberg” means Bloomberg, L.P.

(c)  “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported by the Principal Market. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Registered Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(d)  “Principal Market” means the NYSE MKT, or if NYSE MKT is not the principal trading market for the Common Stock, then the principal securities exchange or securities market on which the Common Stock is then traded, or the over-the-counter market or the electronic bulletin board for such security.

(e)  “Trading Day” means, as applicable, (x) with respect to all price determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Registered Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(f)  “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by the Principal Market. If VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Registered Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first above written.

Document Security Systems, Inc.

By:	Name: Title:

Exhibit A

WARRANT EXERCISE FORM

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing      shares of Common Stock of Document Security Systems, Inc., a New York corporation, and hereby makes payment of $      in payment therefore (if a cashless exercise, insert “cashless”), all in accordance with the terms and conditions of the Warrant dated            , 2012.

Name:

Signature:

Signature of joint holder (if applicable):

Date:

INSTRUCTIONS FOR ISSUANCE OF STOCK

(if other than to the registered holder of the within Warrant)

Name:

Address:

Social Security or Taxpayer Identification Number of Recipient:

Exhibit B

ASSIGNMENT FORM

FOR VALUE RECEIVED,            hereby sells, assigns and transfers unto            the right to purchase Common Stock of Document Security Systems, Inc., a New York corporation, represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint           , Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date:

Signature:

Signature of joint holder (if applicable):

ANNEX D
(Form of New Warrant)

Warrant No. W-	Number of Shares:

Date of Issuance:            , 2013 (“Issuance Date”)

DOCUMENT SECURITY SYSTEMS, INC.

Common Stock Warrant

Document Security Systems, Inc., a New York corporation (the “Company”), for value received, hereby certifies that     , or its registered assigns (the “Registered Holder”), is entitled, subject to the terms of this Common Stock Warrant (the “Warrant”) set forth below, to purchase from the Company, at any time after the date hereof and on or before [            2017][FIVE YEARS] (the “Expiration Date”), up to      (    ) shares of common stock of the Company (the “Warrant Stock”), par value $0.02 per share (the “Common Stock”), at a per share exercise price (the “Exercise Price”) equal to Four Dollars and Eighty Cents ($4.80) per share (subject to adjustment as set forth in Section 2). This Warrant is one of a series of warrants (collectively, the “Warrants”) issued pursuant to that certain Agreement and Plan of Merger by and among the Company, DSSIP, Inc., Lexington Technology Group, Inc. and the Company Representative (as defined therein), dated as of October 1, 2012 (the “Merger Agreement”).

1.  Exercise.

(a)  Method of Exercise.  This Warrant may be exercised by the Registered Holder, in whole or in part, by delivering the form appended hereto as Exhibit A duly executed by such Registered Holder (the “Exercise Notice”), at the principal office of the Company, or at such other office or agency as the Company may designate in writing prior to the date of such exercise, accompanied by payment in full of the Exercise Price payable with respect to the number of shares of Warrant Stock purchased upon such exercise. The Exercise Price must be paid by cash, check or wire transfer in immediately available funds for the Warrant Stock being purchased by the Registered Holder, except as provided in Section 1(c).

(b)  Effective Time of Exercise.  Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which the Exercise Notice has been delivered to the Company (the “Exercise Date”) as provided in this Section 1. At such time, the person or persons in whose name or names any certificates for Warrant Stock shall be issuable upon such exercise as provided in Section 1(d) below shall be deemed to have become the holder or holders of record of the Warrant Stock represented by such certificates.

(c)  Cashless Exercise.  Notwithstanding any provisions herein to the contrary, if at any time between the three (3) month anniversary of the Issuance Date and the Expiration Date the Registered Holder wishes to exercise this Warrant and there is no effective Registration Statement under the Securities Act registering the resale of the Warrant Stock by the Registered Holder at such time, then the Registered Holder may elect to exercise this Warrant or a portion hereof, and to pay for the Warrant Stock by way of a cashless exercise. If the Registered Holder wishes to effect a cashless exercise, the Registered Holder shall deliver the Exercise Notice duly executed by such Registered Holder or by such Registered Holder’s duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate in writing prior to the date of such exercise, in which event the Company shall issue to the Registered Holder the number of shares of Warrant Stock computed according to the following equation:

; where

X = the number of shares of Warrant Stock to be issued to the Registered Holder.

Y = the Warrant Stock purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant Stock being exercised.

A = the Fair Market Value (defined below) of one share of Common Stock on the Exercise Date.

B = the Exercise Price (as adjusted pursuant to the provisions of this Warrant).

C = the Closing Sale Price ending on the Trading Day before the Exercise Date if exercised on the Exercise Date before 4:00:00 p.m, New York time, or if exercised on the Exercise Date after 4:00:00 p.m. New York time, then the Closing Sale Price on the Exercise Date.

For purposes of this Section 1(c), the “Fair Market Value” of one share of Common Stock on the Exercise Date shall have one of the following meanings:

(1)  if the Common Stock is traded on (A) a national securities exchange or (B) over-the-counter, the Fair Market Value shall be deemed to be the average of the VWAP (as hereinafter defined) over a ten (10) Trading Day (as hereinafter defined) period ending on the Trading Day before the Exercise Date; or

(2)  if neither (1)(A) nor 1(B) is applicable, the Fair Market Value shall be at the commercially reasonable price per share which the Company could obtain on the Exercise Date from a willing buyer (not a current employee or director) for shares of Common Stock sold by the Company, from authorized but unissued shares, as determined jointly by the Company’s Board of Directors and the Registered Holders (as hereinafter defined) representing more than 50% of the aggregate amount of all of the then outstanding Warrants. “Registered Holders” means all of the holders of the Warrants issued pursuant to the Merger Agreement.

For illustration purposes only, if this Warrant entitles the Registered Holder the right to purchase 100,000 shares of Warrant Stock and the Registered Holder were to exercise this Warrant for 50,000 shares of Warrant Stock at a time when the Exercise Price was reduced to $1.00 and the Fair Market Value and the Closing Sale Price of each share of Common Stock was $2.00 on the Exercise Date, as applicable, the cashless exercise calculation would be as follows:

X =
50,000 ($2.00-$1.00)

$2.00

X = 25,000

Therefore, the number of shares of Warrant Stock to be issued to the Registered Holder after giving effect to the cashless exercise would be 25,000 shares of Warrant Stock and the Company would issue the Registered Holder a new Warrant to purchase 50,000 shares of Warrant Stock, reflecting the portion of this Warrant not exercised by the Registered Holder. For purposes of Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), it is intended, understood and acknowledged that the Warrant Stock issued in the cashless exercise transaction described pursuant to Section 1(c) shall be deemed to have been acquired by the Registered Holder, and the holding period for the shares of Warrant Stock shall be deemed to have commenced, on the date of the Registered Holder’s acquisition of the Warrant.

(d)  Delivery to Registered Holder.  As soon as practicable after the exercise of this Warrant in whole or in part, and in any event within three (3) Business Days thereafter (the “Warrant Stock Delivery Date”), the Company will (i) cause the Company’s transfer agent (the “Transfer Agent”) to deliver the Warrant Stock to the Registered Holder or its designee by crediting the account of the Registered Holder’s or such designee’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission (“DWAC ”) system, or (ii) if the Transfer Agent is not participating in DWAC, deliver a certificate or certificates to the Registered Holder or its designee for the number of shares of Warrant Stock to which such Registered Holder shall be entitled. In the event that the Registered Holder exercises the Warrant in part only, the Company shall issue a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of shares of Warrant Stock equal (giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares purchased by the Registered Holder upon such exercise as provided in Section 1(a).

(e)  Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Exercise.  In addition to any other rights available to the Registered Holder, if the Company fails to transmit to the

Registered Holder a certificate or the certificates representing the Warrant Stock pursuant to an exercise on or before the Warrant Stock Delivery Date, and if after such date the Registered Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Registered Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Registered Holder of the Warrant Stock which the Registered Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Registered Holder the amount by which (x) the Registered Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of shares of Warrant Stock that the Company was required to deliver to the Registered Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Registered Holder, either reinstate the portion of the Warrant and equivalent number of shares of Warrant Stock for which such exercise was not honored or deliver to the Registered Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Registered Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Registered Holder $1,000. The Registered Holder shall provide the Company written notice indicating the amounts payable to the Registered Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.

(f)  Registered Holder’s Exercise Limitations.  The Company shall not effect any exercise of this Warrant, and a Registered Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 1 or otherwise, to the extent (but only to the extent) that the Registered Holder or any of the Registered Holder’s affiliates, would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of this Section 1(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act (as defined herein) and the rules and regulations promulgated thereunder, it being acknowledged by the Registered Holder that the Company is not representing to the Registered Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Registered Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 1(f) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Registered Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Registered Holder, and the submission of an Exercise Notice shall be deemed to be the Registered Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Registered Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. Upon the written or oral request of a Registered Holder, the Company shall within two (2) Business Days confirm orally and in writing to the Registered Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Registered Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Registered Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 1(f), provided that the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Registered Holder and the provisions of this Section 1(f) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended

Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

2.  Adjustments.

(a)  Stock Splits and Stock Dividends.  If the outstanding shares of the Company’s Common Stock shall be subdivided into a greater number of shares or a dividend in Common Stock shall be paid in respect of Common Stock, the Exercise Price in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced and the number of Warrant Stock issuable upon exercise of the Warrant shall be proportionately increased. If the outstanding shares of Common Stock shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased and the number of shares of Warrant Stock issuable upon exercise of the Warrant shall be proportionately decreased.

(b)  Fundamental Transaction.  If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each, a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Registered Holder shall have the right to receive, for each share of Warrant Stock that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Registered Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Registered Holder a new warrant consistent with the foregoing provisions and evidencing the Registered Holder’s right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 2(b) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(c)  Distributions.  In addition to any other adjustments pursuant to Section 2 above, if the Company shall declare or make any cash dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the then current Exercise Price shall be reduced by the amount or fair market value (determined jointly by the Company and the Registered Holders) of such Distribution; provided, that the Exercise Price shall not be reduced to an amount that is less than the par value per share of the Common Stock. If the amount or fair market value of all such Distributions exceeds the then current Exercise Price, then the Registered Holder shall receive, upon exercise of this Warrant, an amount payable in cash equal to the amount of such excess.

(d)  Adjustment Certificate.  When any adjustment is required to be made in the Exercise Price pursuant to this Section 2, the Company shall promptly mail to the Registered Holder a certificate setting forth (i) a brief statement of the facts requiring such adjustment, (ii) the Exercise Price after such adjustment and (iii) the kind and amount of stock or other securities or property into which this Warrant shall be exercisable after such adjustment.

3.  Transfers.

(a)  Warrant Register.  The Company will maintain a register containing the name and address of the Registered Holder of this Warrant. Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; provided, however, that if this Warrant is properly assigned in blank, the Company may (but shall not be required to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary. Any Registered Holder may change such Registered Holder’s address as shown on the warrant register by written notice to the Company requesting such change.

4.  RESERVED.

5.  Termination.  This Warrant (and the right to purchase securities upon exercise hereof) shall terminate at 5:00 p.m., Eastern time, on the Expiration Date.

6.  Notices of Certain Transactions.  In case:

(a)  the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, or

(b)  of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company, or

(c)  of the voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

(d)  of any Fundamental Transaction,

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, winding-up or Fundamental Transaction is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up) are to be determined. Failure to send such notice shall not act to invalidate any such transaction.

7.  Reservation of Stock.  The Company covenants that at all times it will have authorized, reserve and keep available, solely for the issuance and delivery upon the exercise of this Warrant, such shares of Warrant Stock and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant. The Company covenants that all Warrant Stock that may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue). The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the shares of Warrant Stock upon the exercise of the purchase rights under this Warrant by the Registered Holder. The Company will take all such reasonable action as may be necessary to assure that such Warrant Stock may be issued as provided herein without violation of any applicable law or regulation.

8.  Replacement of Warrants.  Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

9.  Notices.  Any notice required or permitted by this Warrant shall be in writing and shall be deemed duly given upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, addressed (a) if to the Registered Holder, to the address of the Registered Holder most recently furnished in writing to the Company and (b) if to the Company, to the address set forth on the signature page of this Warrant or as subsequently modified by written notice to the Registered Holder.

10.  No Rights as Stockholder.  Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

11.  No Fractional Shares.  No fractional shares of Common Stock will be issued in connection with any exercise hereunder. In lieu of any fractional shares which would otherwise be issuable, the Company shall round the amount of Warrant Stock issuable to the nearest whole share.

12.  Amendment or Waiver.  Any term of this Warrant may be amended or waived upon written consent of the Company and the Registered Holder.

13.  Headings.  The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

14.  Governing Law.  This Warrant and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

15.  Dispute Resolution.  In the case of a dispute as to the determination of the fair market value, the Company or the Registered Holder, as the case may be, shall submit the disputed determinations or arithmetic calculations, as the case may be, via facsimile (i) within two (2) Business Days after receipt of the applicable notice giving rise to such dispute to the Company or the Registered Holder, as the case may be, or (ii) if no notice gave rise to such dispute, at any time after the Registered Holder learned of the circumstances giving rise to such dispute. If the Registered Holder and the Company are unable to agree upon such determination or calculation, as the case may be, of the fair market value within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Company or the Registered Holder, as the case may be, then the Company shall, within two (2) Business Days submit via facsimile the disputed determination of the fair market value to an independent, reputable investment bank selected by the Registered Holder and reasonably acceptable to the Company. The Company shall cause, at its expense, the investment bank to perform the determinations or calculations, as the case may be, and notify the Company and the Registered Holder of the results no later than ten (10) Business Days from the time it receives such disputed determinations or calculations, as the case may be. Such investment bank’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

16.  Certain Definitions.  For purposes of this Warrant, the following terms shall have the following meanings:

(a)  “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(b)  “Bloomberg” means Bloomberg, L.P.

(c)  “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported by the Principal Market. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Registered Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(d)  “Principal Market” means the NYSE MKT, or if NYSE MKT is not the principal trading market for the Common Stock, then the principal securities exchange or securities market on which the Common Stock is then traded, or the over-the-counter market or the electronic bulletin board for such security.

(e)  “Trading Day” means, as applicable, (x) with respect to all price determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Registered Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(f)  “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by the Principal Market. If VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Registered Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first above written.

Document Security Systems, Inc.

By:	Name: Title:

Exhibit A

WARRANT EXERCISE FORM

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing      shares of Common Stock of Document Security Systems, Inc., a New York corporation, and hereby makes payment of $      in payment therefore (if a cashless exercise, insert “cashless”), all in accordance with the terms and conditions of the Warrant dated            , 2012.

Name:

Signature:

Signature of joint holder (if applicable):

Date:

INSTRUCTIONS FOR ISSUANCE OF STOCK

(if other than to the registered holder of the within Warrant)

Name:

Address:

Social Security or Taxpayer Identification Number of Recipient:

Exhibit B

ASSIGNMENT FORM

FOR VALUE RECEIVED,            hereby sells, assigns and transfers unto            the right to purchase Common Stock of Document Security Systems, Inc., a New York corporation, represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint            , Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date:

Signature:

Signature of joint holder (if applicable):

ANNEX E

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

DOCUMENT SECURITY SYSTEMS, INC.
Under Section 805 of the Business Corporation Law

The undersigned, being the Chief Executive Officer of Document Security Systems, Inc. (the “ Corporation”), hereby certifies as follows:

1.	The name of the Corporation is Document Security Systems, Inc. The name under which the Corporation was formed was Thoroughbreds, U.S.A., Inc.
2.	The Certificate of Incorporation was originally filed on May 30, 1984 in the name of Thoroughbreds, U.S.A., Inc. A Certificate of Amendment was filed on June 10, 1985. A Certificate of Amendment was filed on July 8, 1986 changing the name of the Corporation to New Sky Communications, Inc. A Certificate of Amendment was filed on February 3, 2003 changing the name of the Corporation to Document Security Systems, Inc. A Certificate of Correction of the Certificate of Amendment was filed on October 20, 2003.
3.	[NUMBER OF AUTHORIZED SHARES OF PREFERRED STOCK]
4.	Section 3 of the Certificate of Incorporation is hereby amended and supplemented to include the following:

1.  Designation and Amount.  The class of preferred stock hereby classified shall be designated the “Series A Convertible Preferred Stock”. The initial number of authorized shares of the Series A Convertible Preferred Stock shall be          (    ), which shall not be subject to increase without the consent of the holders of a majority of the then outstanding shares of Series A Convertible Preferred Stock. Each share of the Series A Convertible Preferred Stock shall have a par value of $0.02.

2.  Dividends.  From and after the first date of issuance of any shares of Series A Convertible Preferred Stock (the “Initial Issuance Date”), the holders of Series A Convertible Preferred Stock (each, a “Holder” and collectively, the “Holders”) shall be entitled to receive such dividends paid and distributions made to the holders of common stock, par value $0.02 per share ( the “Common Stock”), pro rata to the holders of Common Stock to the same extent as if such Holders had converted the Series A Convertible Preferred Stock into Common Stock (without regard to any limitations on conversion herein or elsewhere) and had held such shares of Common Stock on the record date for such dividends and distributions (provided, however, to the extent that a Holder's right to participate in any such dividend or distribution would result in the Holder exceeding the Maximum Percentage (as defined below), then the Holder shall not be entitled to participate in such dividend or distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such dividend or distribution to such extent) and the portion of such dividend or distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage, at which time such Holder shall be delivered such dividend or distribution to the extent as if there had been no such limitation ). Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

3.  Liquidation Preference.  Upon any Liquidation Event (as defined below), after provision for payment of all debts and liabilities of the Corporation, any remaining assets of the Corporation shall be distributed pro rata to the holders of Common Stock and the holders of Series A Convertible Preferred Stock as if the Series A Convertible Preferred Stock had been converted into shares of Common Stock pursuant to the provisions of Section 6 hereof immediately prior to such distribution. For purposes of this

Certificate of Amendment, a “Liquidation Event” means the voluntary or involuntary liquidation, dissolution or winding up of the Corporation or its Subsidiaries (as defined below), the sale of assets of which constitute all or substantially all of the assets of the business of the Corporation and its Subsidiaries taken as a whole, in a single transaction or series of transactions.

4.  Fundamental Transactions.

(a)  Certain definitions.  For purposes of this Certificate of Amendment, the following definitions shall apply:

(i) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(ii) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(iii) “Eligible Market” means The New York Stock Exchange, Inc., the NYSE MKT, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market.

(iv) “Fundamental Transaction” means that the Corporation shall (or in the case of clause (F) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act)), directly or indirectly, in one or more related transactions, (A) consolidate or merge with or into (whether or not the Corporation is the surviving corporation) another entity, or (B) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Corporation to another entity, or (C) allow another entity or entities to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the entity or entities making or party to, or associated or affiliated with the entity or entities making or party to, such purchase, tender or exchange offer), or (D) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another entity whereby such other entity acquires more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the other entity or other entities making or party to, or associated or affiliated with the other entities making or party to, such stock purchase agreement or other business combination), or (E) reorganize, recapitalize or reclassify its Common Stock, or (F) become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the aggregate ordinary voting power represented by issued and outstanding Voting Stock.

(v) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(vi) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(vii) “Required Holders” means the holders of record of a majority of the then outstanding shares of Series A Convertible Preferred Stock.

(viii) “Stated Value” shall mean $0.02 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events relating to the Series A Convertible Preferred Stock after the Initial Issuance Date.

(ix) “Successor Entity” means the Person, which may be the Corporation, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such

Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

(x) “Trading Day” means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the shares of Common Stock are then traded; provided that “Trading Day” shall not include any day on which the shares of Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the shares of Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

(xi) “Voting Stock” means capital stock of the class or classes pursuant to which the holders thereof have the general voting power to elect or the general power to appoint, at least a majority of the board of directors, managers or trustees thereof (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

(b)  Assumption.  The Corporation shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Corporation under this Certificate of Amendment in accordance with the provisions of this Section 4 pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each Holder of Series A Convertible Preferred Stock in exchange for such Series A Convertible Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Certificate of Amendment including, without limitation, having a stated value equal to the Stated Value of the Series A Convertible Preferred Stock held by such Holder and having similar ranking to the Series A Convertible Preferred Stock, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Amendment referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Amendment with the same effect as if such Successor Entity had been named as the Corporation herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion of the Series A Convertible Preferred Stock at any time after the consummation of the Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property) issuable upon the conversion of the Series A Convertible Preferred Stock prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Series A Convertible Preferred Stock), such shares of publicly traded common stock (or their equivalent) of the Successor Entity, as adjusted in accordance with the provisions of this Certificate of Amendment, which the Holder would have been entitled to receive had such Holder converted the Series A Convertible Preferred Stock in full (without regard to any limitations on conversion, including without limitation, the Maximum Percentage) immediately prior to such Fundamental Transaction (provided, however, to the extent that a Holder’s right to receive any such shares of publicly traded common stock (or their equivalent) of the Successor Entity would result in the Holder exceeding the Maximum Percentage, then the Holder shall not be entitled to receive such shares to such extent (or to beneficially own any shares of publicly traded common stock (or their equivalent) of the Successor Entity as a result of such consideration to such extent) and the portion of such shares shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage, at which time such

Holder shall be delivered such shares to the extent as if there had been no such limitation). The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Series A Convertible Preferred Stock.

5.  Voting Rights.

(a)  General.  The Holders shall not be entitled to vote, except (i) as otherwise required by applicable law and (ii) subject to Section 6(i), that each issued and outstanding share of Series A Convertible Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Series A Convertible Preferred Stock is convertible (as adjusted from time to time pursuant to Section 4 hereof), at each meeting of stockholders of the Corporation (or pursuant to any action by written consent) with respect to matters presented to the stockholders of the Corporation for their action or consideration in connection with (A) a Fundamental Transaction or (B) the issuance by the Corporation, directly or indirectly, in one or more related transactions or series of related transactions, of shares of Common Stock, Options (as defined below) or Convertible Securities (as defined below) if, in the aggregate, the number of such shares of Common Stock together with the number of shares of Common Stock issuable upon the conversion or exercise, as applicable, of such Options and Convertible Securities is more than 20% of the number of shares of Common Stock issued and outstanding prior to any such issuance (such issuance, the “Twenty Percent Issuance”).

(b)  Series A Convertible Preferred Stock Protective Provisions.  In addition to any other rights provided by law, the Corporation shall not and shall not permit any direct or indirect Subsidiary (as defined below) of the Corporation to, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock:

(i) increase the authorized number of shares of Series A Convertible Preferred Stock; or

(ii) amend, alter or repeal the preferences, special rights or other powers of the Series A Convertible Preferred Stock so as to affect adversely the Series A Convertible Preferred Stock.

6.  Conversion.  Subject to Section 6(i), each share of Series A Convertible Preferred Stock may be converted into shares of Common Stock at any time or times, at the option of any Holder as provided in this Section 6, provided, however, that in connection with any Liquidation Event, the right of conversion shall terminate at the close of business on the full Business Day next preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Series A Convertible Preferred Stock.

(a)  Certain definitions.  For purposes of this Certificate of Amendment, the following definitions shall apply:

(i) “Bloomberg” means Bloomberg Financial Markets.

(ii) “Conversion Amount” means the Stated Value.

(iii) “Conversion Price” means $0.02, subject to adjustment as provided herein.

(iv) “Subsidiary” means, with respect to the Corporation, any entity in which the Corporation, directly or indirectly, owns any of the capital stock or holds an equity or similar interest.

(b)  Conversion.  The number of shares of Common Stock issuable upon conversion of each share of Series A Convertible Preferred Stock pursuant to this Section 6 shall be determined by multiplying each such share of Series A Convertible Preferred Stock by the fraction set forth below (the “Conversion Rate”):

Conversion Amount
Conversion Price

No fractional shares of Common Stock are to be issued upon the conversion of any Series A Convertible Preferred Stock, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number.

The applicable Conversion Rate and Conversion Price from time to time in effect is subject to adjustment as hereinafter provided.

(c)  Mechanics of Conversion.  The conversion of Series A Convertible Preferred Stock shall be conducted in the following manner:

(i)  Holder's Delivery Requirements.  To convert Series A Convertible Preferred Stock into shares of Common Stock on any date (a “Conversion Date”), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York City time, on such date, a copy of a properly completed notice of conversion executed by the registered Holder of the Series A Convertible Preferred Stock subject to such conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Corporation and if the Corporation has appointed a registered transfer agent, the Corporation’s registered transfer agent (the “Transfer Agent”) (if the Corporation does not have a registered transfer agent, references hereto to the “Transfer Agent” shall be deemed to be references to the Corporation) and (B) if required by Section 6(c)(iv), surrender to a common carrier for delivery to the Corporation as soon as practicable following such date the original certificates representing the Series A Convertible Preferred Stock being converted (or compliance with the procedures set forth in Section 9) (the “Preferred Stock Certificates”).

(ii)  Corporation's Response.  Upon receipt by the Corporation of a copy of a Conversion Notice, the Corporation shall (A) as soon as practicable, but in any event within two (2) Trading Days, send, via facsimile, a confirmation of receipt of such Conversion Notice to such Holder and the Transfer Agent, if applicable, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein and (B) on or before the third (3rd) Trading Day following the date of receipt by the Corporation of such Conversion Notice (the “Share Delivery Date”), (1) provided the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit/Withdrawal At Custodian system, or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. If the number of shares of Series A Convertible Preferred Stock represented by the Preferred Stock Certificate(s) submitted for conversion, as may be required pursuant to Section 6(c)(iv), is greater than the number of shares of Series A Convertible Preferred Stock being converted, then the Corporation shall, as soon as practicable and in no event later than five (5) Business Days after receipt of the Preferred Stock Certificate(s) (the “Preferred Stock Delivery Date”) and at its own expense, issue and deliver to the Holder a new Preferred Stock Certificate representing the number of shares of Series A Convertible Preferred Stock not converted.

(iii)  Corporation's Failure to Timely Convert.

(A)  Cash Damages.  If within three (3) Trading Days after the Corporation's receipt of the facsimile copy of a Conversion Notice the Corporation shall fail to credit a Holder's balance account with DTC or issue and deliver a certificate to such Holder for the number of shares of Common Stock to which such Holder is entitled upon such Holder's conversion of Series A Convertible Preferred Stock (a “Conversion Failure”), and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the shares of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Corporation (a “Buy-In”), then the Corporation shall, within three (3)

Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and out-of-pocket expenses, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Corporation's obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Sale Price on the Conversion Date. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation's failure to timely deliver certificates representing shares of Common Stock upon conversion of the Series A Convertible Preferred Stock as required pursuant to the terms hereof.

(B)  Void Conversion Notice; Adjustment of Conversion Price.  If for any reason a Holder has not received all of the shares of Common Stock to which such Holder is entitled prior to the tenth (10th) Trading Day after the Share Delivery Date with respect to a conversion of Series A Convertible Preferred Stock, then the Holder, upon written notice to the Corporation, with a copy to the Transfer Agent, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any shares of Series A Convertible Preferred Stock that have not been converted pursuant to such Holder's Conversion Notice; provided that the voiding of a Holder's Conversion Notice shall not effect the Corporation's obligations to make any payments which have accrued prior to the date of such notice pursuant to Section 6(c)(iii)(A) or otherwise.

(iv)  Book-Entry.  Notwithstanding anything to the contrary set forth herein, upon conversion of Series A Convertible Preferred Stock in accordance with the terms hereof, the Holder thereof shall not be required to physically surrender the Preferred Stock Certificate unless (A) the full or remaining number of shares of Series A Convertible Preferred Stock represented by the Preferred Stock Certificate are being converted, in which case the Holder shall deliver such Preferred Stock Certificate to the Corporation promptly following such conversion, or (B) a Holder has provided the Corporation with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of Series A Convertible Preferred Stock upon physical surrender of any Series A Convertible Preferred Stock. The Holder and the Corporation shall maintain records showing the number of shares of Series A Convertible Preferred Stock so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Corporation, so as not to require physical surrender of the certificate representing the Series A Convertible Preferred Stock upon each such conversion. In the event of any dispute or discrepancy, such records of the Corporation establishing the number of shares of Series A Convertible Preferred Stock to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if Series A Convertible Preferred Stock represented by a certificate are converted as aforesaid, a Holder may not transfer the certificate representing the Series A Convertible Preferred Stock unless such Holder first physically surrenders the certificate representing the Series A Convertible Preferred Stock to the Corporation, whereupon the Corporation will forthwith issue and deliver upon the order of such Holder a new certificate of like tenor, registered as such Holder may request, representing in the aggregate the remaining number of shares of Series A Convertible Preferred Stock represented by such certificate. A Holder and any assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Series A Convertible Preferred Stock, the number of shares of Series A Convertible Preferred Stock represented by such certificate may be less than the number of shares of Series A Convertible Preferred Stock stated on the face thereof. Each certificate for Series A Convertible Preferred Stock shall bear the following legend:

ANY TRANSFEREE OF THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THE CORPORATION'S CERTIFICATE OF AMENDMENT RELATING TO THE SERIES A CONVERTIBLE PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE, INCLUDING SECTION 6(c)(iv) THEREOF. THE NUMBER OF SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE MAY BE LESS THAN THE NUMBER OF SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK STATED ON THE FACE HEREOF PURSUANT TO SECTION 6(c)(iv) OF THE CERTIFICATE OF AMENDMENT RELATING TO THE SERIES A CONVERTIBLE PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE.

(d)  Reservation of Shares.

(i)  The Corporation shall have such number of its duly authorized and unissued shares of Common Stock for each Series A Convertible Preferred Stock equal to 130% of the number of shares of Common Stock necessary to effect the conversion at the Conversion Rate with respect to each such Series A Convertible Preferred Stock as of the Initial Issuance Date. The Corporation shall at all times when the Series A Convertible Preferred Stock shall be outstanding reserve and keep available out of its authorized but unissued stock, for the purposes of effecting the conversion of the Series A Convertible Preferred Stock, such number of its duly authorized and unissued shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Convertible Preferred Stock (the “Required Reserve Amount”). The initial number of shares of Common Stock reserved for conversions of the Series A Convertible Preferred Stock and each increase in the number of shares so reserved shall be allocated pro rata among the Holders based on the number of shares of Series A Convertible Preferred Stock held by each Holder at the time of issuance of the Series A Convertible Preferred Stock or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event a Holder shall sell or otherwise transfer any of such Holder's Series A Convertible Preferred Stock, each transferee shall be allocated a pro rata portion of the number of reserved shares of Common Stock reserved for such transferor. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Series A Convertible Preferred Stock (other than pursuant to a transfer of Series A Convertible Preferred Stock in accordance with the immediately preceding sentence) shall be allocated to the remaining Holders of Series A Convertible Preferred Stock, pro rata based on the number of shares of Series A Convertible Preferred Stock then held by such Holders. Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully-paid and nonassessable shares of such Common Stock at such adjusted conversion price.

(ii)  If at any time while any of the Series A Convertible Preferred Stock remain outstanding the Corporation does not have a sufficient number of duly authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Series A Convertible Preferred Stock at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Corporation shall immediately take all action necessary to increase the Corporation's authorized shares of Common Stock to an amount sufficient to allow the Corporation to reserve the Required Reserve Amount for the Series A Convertible Preferred Stock then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Corporation shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Corporation shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders' approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal.

(e)  Dispute Resolution.  In the case of a dispute as to the arithmetic calculation of the Conversion Rate, the Corporation shall issue to the Holder the number of shares of Common Stock that is not disputed and shall transmit an explanation of the disputed determinations or arithmetic calculations to the Holder via facsimile within one (1) Business Day of receipt of such Holder's Conversion Notice or other date of determination. If such Holder and the Corporation are unable to agree upon the determination of the arithmetic calculation of the Conversion Rate within two (2) Business Days of such disputed determination or arithmetic calculation being transmitted to the Holder, then the Corporation shall within one (1) Business Day submit via facsimile the disputed arithmetic calculation of the Conversion Rate to any “big four” international accounting firm. The Corporation shall cause, at the Corporation 's expense (unless the accounting firm determines in favor of the Corporation, in which case the Holder shall be responsible for such expense), the accountant to perform the determinations or calculations and notify the Corporation and the Holders of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant's determination or calculation, as the case may be, shall be binding upon all parties absent error.

(f)  Record Holder.  The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Series A Convertible Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(g)  Effect of Conversion.  All shares of Series A Convertible Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall forthwith cease and terminate except only the right of the holder thereof to receive shares of Common Stock in exchange therefor and payment of any accrued but unpaid dividends thereon (whether or not declared). Subject to Section 6(c)(iii)(B), any shares of Series A Convertible Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Series A Convertible Preferred Stock accordingly.

(h)  Transfer Taxes.  The issuance of certificates for shares of the Common Stock on conversion of this Series A Convertible Preferred Stock shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such shares of Series A Convertible Preferred Stock so converted and the Corporation shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(i)  Maximum Percentage.  Notwithstanding anything to the contrary set forth herein, the Corporation shall not effect any conversion of Series A Convertible Preferred Stock, and no Holder shall have the right to convert any Series A Convertible Preferred Stock, to the extent that after giving effect to such conversion, the beneficial owner of such shares (together with such Person's affiliates) would have acquired, through conversion of Series A Convertible Preferred Stock or otherwise, beneficial ownership of a number of shares of Common Stock that exceeds 9.99% (the “Maximum Percentage ”) of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. The Corporation shall not give effect to any voting rights of the Series A Convertible Preferred Stock, and any Holder shall not have the right to exercise voting rights with respect to any Series A Convertible Preferred Stock pursuant hereto, to the extent that giving effect to such voting rights would result in such Holder (together with its affiliates) being deemed to beneficially own in excess of the Maximum

Percentage of the number of shares of Common Stock outstanding immediately after giving effect to such exercise, assuming such exercise as being equivalent to conversion. For purposes of the foregoing, the number of shares of Common Stock beneficially owned by a Person and its affiliates shall include the number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted shares of Series A Convertible Preferred Stock beneficially owned by such Person or any of its affiliates and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including, without limitation, any notes or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 6(i) beneficially owned by such Person or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 6(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. For purposes of this Section 6(i), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Corporation's most recent Form 10-K, Form 10-Q, or Form 8-K, as the case may be, (2) a more recent public announcement by the Corporation, or (3) any other notice by the Corporation or the Transfer Agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written request of any Holder, the Corporation shall within one (1) Business Day following the receipt of such notice, confirm orally and in writing to any such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Series A Convertible Preferred Stock, by such Holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Corporation, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided, that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Corporation, and (ii) any such increase or decrease will apply only to the Holder providing such written notice and not to any other Holder. In the event that the Corporation cannot pay any portion of any dividend, distribution, grant or issuance hereunder to a Holder solely by reason of this Section 6(i) (such shares, the “Limited Shares”), notwithstanding anything to the contrary contained herein, the Corporation shall not be required to pay cash in lieu of the payment that otherwise would have been made in such Limited Shares, but shall hold any such Limited Shares in abeyance for such Holder until such time, if ever, that the delivery of such Limited Shares shall not cause the Holder to exceed the Maximum Percentage, at which time such Holder shall be delivered such Limited Shares to the extent as if there had been no such limitation. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(i) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

7.  Anti-Dilution Provisions.  The Conversion Price shall be subject to adjustment from time to time in accordance with this Section 7.

(a)  Certain Definitions.  For purposes of this Certificate of Designations, the following definitions shall apply:

(i)  “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exchangeable or exercisable for Common Stock.

(ii)  “Options” means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

(iii)  “Principal Market” means the Eligible Market that is the principal securities exchange market for the Common Stock.

(b)  Adjustment of Conversion Price upon Subdivision or Combination of Common Stock.  If the Corporation at any time after the Initial Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Corporation at any time after the Initial Issuance Date combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

(c)  Voluntary Adjustment By Corporation.  The Corporation may at any time reduce the then current Conversion Price to any amount and for any period of time deemed appropriate and approved by the Board of Directors in accordance with New York law.

(d)  Notices.

(i)  Immediately upon any adjustment of the Conversion Rate and Conversion Price pursuant to Section 7 hereof, the Corporation will give written notice thereof sent by mail, first class, postage prepaid to each Holder at its address appearing on the stock register, setting forth in reasonable detail, and certifying, the calculation of such adjustment. In the case of a dispute as to the determination of such adjustment, then such dispute shall be resolved in accordance with the procedures set forth in Section 6(e).

(ii)  Except as otherwise required by law, the Corporation will give written notice to each Holder at least ten (10) Business Days prior to the date on which the Corporation closes its books or takes a record (I) with respect to any dividend or distribution upon the Common Stock, (II) with respect to any pro rata subscription offer to holders of Common Stock or (III) for determining rights to vote with respect to any Twenty Percent Issuance, any Fundamental Transaction or any Liquidation Event.

(iii)  The Corporation will also give written notice to each Holder at least ten (10) Business Days prior to the date on which any Twenty Percent Issuance, any Fundamental Transaction or any Liquidation Event will take place.

8.  Status of Converted Stock.  In the event any shares of Series A Convertible Preferred Stock shall be converted pursuant to Section 6 hereof, the shares so converted shall be canceled and shall not be issuable by the Corporation.

9.  Suspension from Trading.  If on any day after the Initial Issuance Date, the sale of any of the shares of Common Stock issued or issuable upon the conversion of any shares of Series A Convertible Preferred Stock (the “Conversion Shares”) (without giving effect to the Maximum Percentage) issuable hereunder cannot be made (i) because of the suspension of trading by the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the shares of Common Stock are then traded (other than due to an event that causes the suspension of trading on such Principal Market or principal securities exchange or securities market of all securities generally) (a “Maintenance Failure”), then, as partial relief for the damages to any Holder by reason of any such delay in or reduction of its ability to sell the Conversion Shares (which remedy shall not be exclusive of any other remedies available at law or in equity, including, without limitation, specific performance), the Corporation shall pay to each Holder, for each full consecutive fifteen (15) Trading Day period during which there is a Maintenance Failure, an amount in cash equal to one quarter of one percent (0.25%) of the product of (I) the total number of Conversion Shares issuable hereunder (without giving effect to the Maximum Percentage) and (II) the highest Closing Sale Price of the Common Stock during the period beginning on the Trading Date immediately prior to the first date of the Maintenance Failure and ending on the date such Maintenance Failure is cured or (ii) because of a failure to maintain the listing of the Common Stock on one or more Eligible Markets (a “Delisting Maintenance Failure”), then, as partial relief for the damages to any

Holder by reason of any such delay in or reduction of its ability to sell the Conversion Shares (which remedy shall not be exclusive of any other remedies available at law or in equity, including, without limitation, specific performance), the Corporation shall pay to each Holder, for each full consecutive fifteen (15) Trading Day period during which there is a Delisting Maintenance Failure, an amount in cash equal to one quarter of one percent (0.25%) of the Conversion Amount then held by such Holder. The payments to which a Holder shall be entitled pursuant to this Section 9 are referred to herein as “Suspension Payments”. Suspension Payments shall be paid on the third Business Day after each full fifteen (15) day period during which there is a Maintenance Failure or a Delisting Maintenance Failure, as applicable

10.  Lost or Stolen Certificates.  Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Series A Convertible Preferred Stock Certificates representing the Series A Convertible Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking (with surety, if reasonably requested by the Corporation) by the holder thereof to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of the Series A Convertible Preferred Stock Certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, the Corporation shall not be obligated to re-issue preferred stock certificates if the holder contemporaneously requests the Corporation to convert such Series A Convertible Preferred Stock into Common Stock.

11.  Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Certificate of Amendment shall be cumulative and in addition to all other remedies available under this Certificate of Amendment, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a holder of Series A Convertible Preferred Stock's right to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate of Amendment. The Corporation covenants to each holder of Series A Convertible Preferred Stock that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder of Series A Convertible Preferred Stock thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of Series A Convertible Preferred Stock and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the holders of Series A Convertible Preferred Stock shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

12.  Notice.  Whenever notice or other communication is required to be given under this Certificate of Amendment, unless otherwise provided herein, such notice shall be given in accordance with contact information provided by each Holder to the Corporation and set forth in the register for the Series A Convertible Preferred Stock maintained by the Corporation as set forth in Section 15.

13.  Failure or Indulgence Not Waiver.  No failure or delay on the part of any holder of Series A Convertible Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

14.  Transfer of Series A Convertible Preferred Stock.  A Holder may assign some or all of the Series A Convertible Preferred Stock and the accompanying rights hereunder held by such Holder without the consent of the Corporation; provided that such assignment is in compliance with applicable securities laws.

15.  Series A Convertible Preferred Stock Register.  The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the

Holders), a register for the Series A Convertible Preferred Stock, in which the Corporation shall record the name and address of the persons in whose name the Series A Convertible Preferred Stock have been issued, as well as the name and address of each transferee. The Corporation may treat the person in whose name any Series A Convertible Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

16.  Stockholder Matters.  Any stockholder action, approval or consent required, desired or otherwise sought by the Corporation pursuant to the BCL, this Certificate of Amendment or otherwise with respect to the issuance of the Series A Convertible Preferred Stock or the Common Stock issuable upon conversion thereof may be effected by written consent of the Corporation's stockholders or at a duly called meeting of the Corporation's stockholders, all in accordance with the applicable rules and regulations of the BCL and the applicable provisions hereof. This provision is intended to comply with the applicable sections of the BCL permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

17.  General Provisions.  In addition to the above provisions with respect to Series A Convertible Preferred Stock, such Series A Convertible Preferred Stock shall be subject to and be entitled to the benefit of the provisions set forth in the Certificate of Incorporation of the Corporation with respect to preferred stock of the Corporation generally.

18.  Disclosure.  Upon receipt or delivery by the Corporation of any notice in accordance with the terms of this Certificate of Amendment, unless the Corporation has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Corporation or any of its Subsidiaries, the Corporation shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 8-K or otherwise. In the event that the Corporation believes that a notice contains material, nonpublic information relating to the Corporation or its Subsidiaries, the Corporation so shall indicate to the Holders contemporaneously with delivery of such notice, and in the absence of any such indication, the Holders shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Corporation or its Subsidiaries.

5. This Certificate of Amendment to the [Certificate of Incorporation] was authorized by the Board of Directors and shareholders of the Corporation.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Amendment on the [  ] day of [   ] 2013, and affirms the statements contained therein as true under the penalties of perjury.

DOCUMENT SECURITY SYSTEMS, INC.

By:	Name: Its: Chief Executive Officer

EXHIBIT I

DOCUMENT SECURITY SYSTEMS, INC.

Reference is made to the Certificate of Amendment of [the Certificate of Incorporation] of Document Security Systems, Inc. (the “Certificate of Amendment”). In accordance with and pursuant to the Certificate of Amendment, the undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock, par value $0.02 per share (the “Series A Convertible Preferred Stock”), of Document Security Systems, Inc., a New York corporation (the “Corporation”), indicated below into shares of Common Stock, par value $0.02 per share (the “Common Stock ”), of the Corporation, as of the date specified below. The undersigned represents and warrants that such conversion is not prohibited by Section 6(i) of the Certificate of Amendment.

Date of Conversion:

Number of shares of Series A Convertible Preferred Stock to be converted:

Stock certificate no(s). of Series A Convertible Preferred Stock to be converted:

Tax ID Number (If applicable):

Please confirm the following information:

Conversion Price:

Number of shares of Common Stock to be issued:

Please issue the Common Stock into which the Series A Convertible Preferred Stock are being converted in the following name and to the following address:

Issue to:

Address:

Telephone Number:

Facsimile Number:

Authorization:

By:

Title:

Dated:

Account Number (if electronic book entry transfer):

Transaction Code Number (if electronic book entry transfer):

ACKNOWLEDGMENT

The Corporation hereby acknowledges this Conversion Notice and hereby directs [    ] to issue the above indicated number of shares of Common Stock.

DOCUMENT SECURITY SYSTEMS, INC.

By:

Name:

Title:

ANNEX H

DOCUMENT SECURITY SYSTEMS, INC.

2013 EMPLOYEE, DIRECTOR AND CONSULTANT EQUITY INCENTIVE PLAN

1.  DEFINITIONS.

Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan, have the following meanings:

Administrator means the Board of Directors, unless it has delegated power to act on its behalf to the Committee, in which case the Administrator means the Committee.

Affiliate means a corporation which, for purposes of Section 424 of the Code, is a parent or subsidiary of the Company, direct or indirect.

Agreement means an agreement between the Company and a Participant delivered pursuant to the Plan and pertaining to a Stock Right, in such form as the Administrator shall approve.

Board of Directors means the Board of Directors of the Company.

Cause means, with respect to a Participant (a) dishonesty with respect to the Company or any Affiliate, (b) insubordination, substantial malfeasance or non-feasance of duty, (c) unauthorized disclosure of confidential information, (d) breach by a Participant of any provision of any employment, consulting, advisory, nondisclosure, non-competition or similar agreement between the Participant and the Company or any Affiliate, and (e) conduct substantially prejudicial to the business of the Company or any Affiliate; provided, however, that any provision in an agreement between a Participant and the Company or an Affiliate, which contains a conflicting definition of Cause for termination and which is in effect at the time of such termination, shall supersede this definition with respect to that Participant. The determination of the Administrator as to the existence of Cause will be conclusive on the Participant and the Company.

Code means the United States Internal Revenue Code of 1986, as amended including any successor statute, regulation and guidance thereto.

Committee means the committee of the Board of Directors to which the Board of Directors has delegated power to act under or pursuant to the provisions of the Plan.

Common Stock means shares of the Company’s common stock, $0.02 par value per share.

Company means Document Security Systems, Inc., a New York corporation.

Consultant means any natural person who is an advisor or consultant that provides bona fide services to the Company or its Affiliates, provided that such services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s or its Affiliates’ securities.

Disability or Disabled means permanent and total disability as defined in Section 22(e)(3) of the Code.

Employee means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or director of the Company or of an Affiliate), designated by the Administrator to be eligible to be granted one or more Stock Rights under the Plan.

Exchange Act means the Securities Exchange Act of 1934, as amended.

Fair Market Value of a Share of Common Stock means:

(1)  If the Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Common Stock, the closing or, if not applicable, the last price of the Common Stock on the composite tape or other comparable reporting system for the trading day on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date;

(2)  If the Common Stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the Common Stock for the trading day referred to in clause (1), and if bid and asked prices for the Common Stock are regularly reported, the mean between the bid and the asked price for the Common Stock at the close of trading in the over-the-counter market for the trading day on which Common Stock was traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; and

(3)  If the Common Stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator, in good faith, shall determine.

ISO means an option intended to qualify as an incentive stock option under Section 422 of the Code.

Non-Qualified Option means an option which is not intended to qualify as an ISO.

Option means an ISO or Non-Qualified Option granted under the Plan.

Participant means an Employee, director or Consultant of the Company or an Affiliate to whom one or more Stock Rights are granted under the Plan. As used herein, “Participant” shall include “Participant’s Survivors” where the context requires.

Plan means this Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan.

Securities Act means the Securities Act of 1933, as amended.

Shares means shares of the Common Stock as to which Stock Rights have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Paragraph 3 of the Plan. The Shares issued under the Plan may be authorized and unissued shares or shares held by the Company in its treasury, or both.

Stock-Based Award means a grant by the Company under the Plan of an equity award or an equity based award which is not an Option or a Stock Grant.

Stock Grant means a grant by the Company of Shares under the Plan.

Stock Right means a right to Shares or the value of Shares of the Company granted pursuant to the Plan — an ISO, a Non-Qualified Option, a Stock Grant or a Stock-Based Award.

Survivor means a deceased Participant’s legal representatives and/or any person or persons who acquired the Participant’s rights to a Stock Right by will or by the laws of descent and distribution.

2.  PURPOSES OF THE PLAN.

The Plan is intended to encourage ownership of Shares by Employees and directors of and certain Consultants to the Company and its Affiliates in order to attract and retain such people, to induce them to work for the benefit of the Company or of an Affiliate and to provide additional incentive for them to promote the success of the Company or of an Affiliate. The Plan provides for the granting of ISOs, Non-Qualified Options, Stock Grants and Stock-Based Awards.

3.  SHARES SUBJECT TO THE PLAN.

(a)  The number of Shares which may be issued from time to time pursuant to this Plan shall be 6,000,000, or the equivalent of such number of Shares after the Administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with Paragraph 24 of the Plan.

(b)  If an Option ceases to be “outstanding”, in whole or in part (other than by exercise), or if the Company shall reacquire (at not more than its original issuance price) any Shares issued pursuant to a Stock Grant or Stock-Based Award, or if any Stock Right expires or is forfeited, cancelled, or otherwise terminated or results in any Shares not being issued, the unissued or reacquired Shares which were subject to such Stock Right shall again be available for issuance from time to time pursuant to this Plan. Notwithstanding the foregoing, if a Stock Right is exercised, in whole or in part, by tender of Shares or if the Company’s or an Affiliate’s tax withholding obligation is satisfied by withholding Shares, the number of Shares deemed to have been issued under the Plan for purposes of the limitation set forth in Paragraph 3(a) above shall be the number of Shares that were subject to the Stock Right or portion thereof, and not the net number of Shares actually issued. However, in the case of ISOs, the foregoing provisions shall be subject to any limitations under the Code.

4.  ADMINISTRATION OF THE PLAN.

The Administrator of the Plan will be the Board of Directors, except to the extent the Board of Directors delegates its authority to the Committee, in which case the Committee shall be the Administrator. Subject to the provisions of the Plan, the Administrator is authorized to:

(a)  Interpret the provisions of the Plan and all Stock Rights and to make all rules and determinations which it deems necessary or advisable for the administration of the Plan;

(b)  Determine which Employees, directors and Consultants shall be granted Stock Rights;

(c)  Determine the number of Shares for which a Stock Right or Stock Rights shall be granted, provided, however, that in no event shall Stock Rights with respect to more than 1,000,000 Shares be granted to any Participant in any fiscal year;

(d)  Specify the terms and conditions upon which a Stock Right or Stock Rights may be granted;

(e)  Amend any term or condition of any outstanding Stock Right, including, without limitation, to accelerate the vesting schedule or extend the expiration date, provided that (i) such term or condition as amended is permitted by the Plan; (ii) any such amendment shall not impair the rights of a Participant under any Stock Right previously granted without such Participant’s consent or in the event of death of the Participant the Participant’s Survivors; and (iii) any such amendment shall be made only after the Administrator determines whether such amendment would cause any adverse tax consequences to the Participant, including, but not limited to, the annual vesting limitation contained in Section 422(d) of the Code and described in Paragraph 6(b)(iv) below with respect to ISOs and pursuant to Section 409A of the Code; and

(f)  Adopt any appendices applicable to residents of any specified jurisdiction as it deems necessary or appropriate in order to comply with or take advantage of any tax or other laws applicable to the Company, any Affiliate or to Participants or to otherwise facilitate the administration of the Plan, which appendices may include additional restrictions or conditions applicable to Stock Rights or Shares issuable pursuant to a Stock Right;

provided, however, that all such interpretations, rules, determinations, terms and conditions shall be made and prescribed in the context of not causing any adverse tax consequences under Section 409A of the Code and preserving the tax status under Section 422 of the Code of those Options which are designated as ISOs. Subject to the foregoing, the interpretation and construction by the Administrator of any provisions of the Plan or of any Stock Right granted under it shall be final, unless otherwise determined by the Board of Directors, if the Administrator is the Committee. In addition, if the Administrator is the Committee, the Board of Directors may take any action under the Plan that would otherwise be the responsibility of the Committee.

To the extent permitted under applicable law, the Board of Directors or the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person selected by it. The Board of Directors or the Committee may revoke any such allocation or delegation at any time. Notwithstanding the foregoing, only the Board of Directors or the Committee shall be authorized to grant a Stock Right to any director of the Company or to any “officer” of the Company as defined by Rule 16a-1 under the Exchange Act.

5.  ELIGIBILITY FOR PARTICIPATION.

The Administrator will, in its sole discretion, name the Participants in the Plan; provided, however, that each Participant must be an Employee, director or Consultant of the Company or of an Affiliate at the time a Stock Right is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of a Stock Right to a person not then an Employee, director or Consultant of the Company or of an Affiliate; provided, however, that the actual grant of such Stock Right shall be conditioned upon such person becoming eligible to become a Participant at or prior to the time of the execution of the Agreement evidencing such Stock Right. ISOs may be granted only to Employees who are deemed to be residents of the United States for tax purposes. Non-Qualified Options, Stock Grants and Stock-Based Awards may be granted to any Employee, director or Consultant of the Company or an Affiliate. The granting of any Stock Right to any individual shall neither entitle that individual to, nor disqualify him or her from, participation in any other grant of Stock Rights or any grant under any other benefit plan established by the Company or any Affiliate for Employees, directors or Consultants.

6.  TERMS AND CONDITIONS OF OPTIONS.

Each Option shall be set forth in writing in an Option Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Administrator may provide that Options be granted subject to such terms and conditions, consistent with the terms and conditions specifically required under this Plan, as the Administrator may deem appropriate including, without limitation, subsequent approval by the shareholders of the Company of this Plan or any amendments thereto. The Option Agreements shall be subject to at least the following terms and conditions:

(a)  Non-Qualified Options:  Each Option intended to be a Non-Qualified Option shall be subject to the terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards for any such Non-Qualified Option:

(i)  Exercise Price:  Each Option Agreement shall state the exercise price (per share) of the Shares covered by each Option, which exercise price shall be determined by the Administrator and shall be at least equal to the Fair Market Value per share of Common Stock on the date of grant of the Option provided, that if the exercise price is less than Fair Market Value, the terms of such Option must comply with the requirements of Section 409A of the Code unless granted to a Consultant to whom Section 409A of the Code does not apply.

(ii)  Number of Shares:  Each Option Agreement shall state the number of Shares to which it pertains.

(iii)  Option Periods:  Each Option Agreement shall state the date or dates on which it first is exercisable and the date after which it may no longer be exercised, and may provide that the Option rights accrue or become exercisable in installments over a period of months or years, or upon the occurrence of certain conditions or the attainment of stated goals or events.

(iv)  Option Conditions:  Exercise of any Option may be conditioned upon the Participant’s execution of a Share purchase agreement in form satisfactory to the Administrator providing for certain protections for the Company and its other shareholders, including requirements that:

A.  The Participant’s or the Participant’s Survivors’ right to sell or transfer the Shares may be restricted; and

B.  The Participant or the Participant’s Survivors may be required to execute letters of investment intent and must also acknowledge that the Shares will bear legends noting any applicable restrictions.

(v)  Term of Option:  Each Option shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide.

(b)  ISOs:  Each Option intended to be an ISO shall be issued only to an Employee who is deemed to be a resident of the United States for tax purposes, and shall be subject to the following terms and conditions, with such additional restrictions or changes as the Administrator determines are appropriate but not in conflict with Section 422 of the Code and relevant regulations and rulings of the Internal Revenue Service:

(i)  Minimum standards:  The ISO shall meet the minimum standards required of Non-Qualified Options, as described in Paragraph 6(a) above, except clause (i) and (v) thereunder.

(ii)  Exercise Price:  Immediately before the ISO is granted, if the Participant owns, directly or by reason of the applicable attribution rules in Section 424(d) of the Code:

A.  10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 100% of the Fair Market Value per share of the Common Stock on the date of grant of the Option; or

B.  More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 110% of the Fair Market Value per share of the Common Stock on the date of grant of the Option.

(iii)  Term of Option:  For Participants who own:

A.  10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide; or

B.  More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than five years from the date of the grant or at such earlier time as the Option Agreement may provide.

(iv)  Limitation on Yearly Exercise:  The Option Agreements shall restrict the amount of ISOs which may become exercisable in any calendar year (under this or any other ISO plan of the Company or an Affiliate) so that the aggregate Fair Market Value (determined on the date each ISO is granted) of the stock with respect to which ISOs are exercisable for the first time by the Participant in any calendar year does not exceed $100,000.

7.  TERMS AND CONDITIONS OF STOCK GRANTS.

Each Stock Grant to a Participant shall state the principal terms in an Agreement duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards:

(a)  Each Agreement shall state the purchase price per share, if any, of the Shares covered by each Stock Grant, which purchase price shall be determined by the Administrator but shall not be less than the minimum consideration required by the Delaware General Corporation Law, if any, on the date of the grant of the Stock Grant;

(b)  Each Agreement shall state the number of Shares to which the Stock Grant pertains; and

(c)  Each Agreement shall include the terms of any right of the Company to restrict or reacquire the Shares subject to the Stock Grant, including the time and events upon which such rights shall accrue and the purchase price therefor, if any.

8.  TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS.

The Administrator shall have the right to grant other Stock-Based Awards based upon the Common Stock having such terms and conditions as the Administrator may determine, including, without limitation, the grant of Shares based upon certain conditions, the grant of securities convertible into Shares and the grant of stock appreciation rights, phantom stock awards or stock units. The principal terms of each Stock-Based Award shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company.

The Company intends that the Plan and any Stock-Based Awards granted hereunder be exempt from the application of Section 409A of the Code or meet the requirements of paragraphs (2), (3) and (4) of subsection (a) of Section 409A of the Code, to the extent applicable, and be operated in accordance with Section 409A so that any compensation deferred under any Stock-Based Award (and applicable investment earnings) shall not be included in income under Section 409A of the Code. Any ambiguities in the Plan shall be construed to affect the intent as described in this Paragraph 8.

9.  EXERCISE OF OPTIONS AND ISSUE OF SHARES.

An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company or its designee (in a form acceptable to the Administrator, which may include electronic notice), together with provision for payment of the aggregate exercise price in accordance with this Paragraph for the Shares as to which the Option is being exercised, and upon compliance with any other condition(s) set forth in the Option Agreement. Such notice shall be signed by the person exercising the Option (which signature may be provided electronically in a form acceptable to the Administrator), shall state the number of Shares with respect to which the Option is being exercised and shall contain any representation required by the Plan or the Option Agreement. Payment of the exercise price for the Shares as to which such Option is being exercised shall be made (a) in United States dollars in cash or by check, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock held for at least six months (if required to avoid negative accounting treatment) having a Fair Market Value equal as of the date of the exercise to the aggregate cash exercise price for the number of Shares as to which the Option is being exercised, or (c) at the discretion of the Administrator, by having the Company retain from the Shares otherwise issuable upon exercise of the Option, a number of Shares having a Fair Market Value equal as of the date of exercise to the aggregate exercise price for the number of Shares as to which the Option is being exercised, or (d) at the discretion of the Administrator, in accordance with a cashless exercise program established with a securities brokerage firm, and approved by the Administrator, or (e) at the discretion of the Administrator, by any combination of (a), (b), (c), and (d) above or (f) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine. Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an ISO as is permitted by Section 422 of the Code.

The Company shall then reasonably promptly deliver the Shares as to which such Option was exercised to the Participant (or to the Participant’s Survivors, as the case may be). In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or “blue sky” laws) which requires the Company to take any action with respect to the Shares prior to their issuance. The Shares shall, upon delivery, be fully paid, non-assessable Shares.

10.	PAYMENT IN CONNECTION WITH THE ISSUANCE OF STOCK GRANTS AND STOCK-BASED AWARDS AND ISSUE OF SHARES.

Any Stock Grant or Stock-Based Award requiring payment of a purchase price for the Shares as to which such Stock Grant or Stock-Based Award is being granted shall be made (a) in United States dollars in cash or by check, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock held for at least six months (if required to avoid negative accounting treatment) and having a Fair Market Value equal as of the date of payment to the purchase price of the Stock Grant or Stock-Based Award, or (c) at the discretion of the Administrator, by any combination of (a) and (b) above; or (d) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine.

The Company shall when required by the applicable Agreement, reasonably promptly deliver the Shares as to which such Stock Grant or Stock-Based Award was made to the Participant (or to the Participant’s Survivors, as the case may be), subject to any escrow provision set forth in the applicable Agreement. In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or “blue sky” laws) which requires the Company to take any action with respect to the Shares prior to their issuance.

11.  RIGHTS AS A SHAREHOLDER.

No Participant to whom a Stock Right has been granted shall have rights as a shareholder with respect to any Shares covered by such Stock Right except after due exercise of an Option or issuance of Shares as set forth in any Agreement, tender of the aggregate exercise or purchase price, if any, for the Shares being purchased and registration of the Shares in the Company’s share register in the name of the Participant.

12.  ASSIGNABILITY AND TRANSFERABILITY OF STOCK RIGHTS.

By its terms, a Stock Right granted to a Participant shall not be transferable by the Participant other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its discretion and set forth in the applicable Agreement provided that no Stock Right may be transferred by a Participant for value. Notwithstanding the foregoing, an ISO transferred except in compliance with clause (i) above shall no longer qualify as an ISO. The designation of a beneficiary of a Stock Right by a Participant, with the prior approval of the Administrator and in such form as the Administrator shall prescribe, shall not be deemed a transfer prohibited by this Paragraph. Except as provided above during the Participant’s lifetime a Stock Right shall only be exercisable by or issued to such Participant (or his or her legal representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Stock Right or of any rights granted thereunder contrary to the provisions of this Plan, or the levy of any attachment or similar process upon a Stock Right, shall be null and void.

13.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE OTHER THAN FOR CAUSE OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement, in the event of a termination of service (whether as an Employee, director or Consultant) with the Company or an Affiliate before the Participant has exercised an Option, the following rules apply:

(a)  A Participant who ceases to be an Employee, director or Consultant of the Company or of an Affiliate (for any reason other than termination for Cause, Disability, or death for which events there are special rules in Paragraphs 14, 15, and 16, respectively), may exercise any Option granted to him or her to the extent that the Option is exercisable on the date of such termination of service, but only within such term as the Administrator has designated in a Participant’s Option Agreement.

(b)  Except as provided in Subparagraph (c) below, or Paragraph 15 or 16, in no event may an Option intended to be an ISO, be exercised later than three months after the Participant’s termination of employment.

(c)  The provisions of this Paragraph, and not the provisions of Paragraph 15 or 16, shall apply to a Participant who subsequently becomes Disabled or dies after the termination of employment, director status or consultancy; provided, however, in the case of a Participant’s Disability or death within three months after the termination of employment, director status or consultancy, the Participant or the Participant’s Survivors may exercise the Option within one year after the date of the Participant’s termination of service, but in no event after the date of expiration of the term of the Option.

(d)  Notwithstanding anything herein to the contrary, if subsequent to a Participant’s termination of employment, termination of director status or termination of consultancy, but prior to the exercise of an Option, the Administrator determines that, either prior or subsequent to the Participant’s termination, the Participant engaged in conduct which would constitute Cause, then such Participant shall forthwith cease to have any right to exercise any Option.

(e)  A Participant to whom an Option has been granted under the Plan who is absent from the Company or an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide; provided, however, that, for ISOs, any leave of absence granted by the Administrator of greater than ninety days, unless pursuant to a contract or statute that guarantees the right to reemployment, shall cause such ISO to become a Non-Qualified Option on the 181st day following such leave of absence.

(f)  Except as required by law or as set forth in a Participant’s Option Agreement, Options granted under the Plan shall not be affected by any change of a Participant’s status within or among the Company and any Affiliates, so long as the Participant continues to be an Employee, director or Consultant of the Company or any Affiliate.

14.  EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR CAUSE.

Except as otherwise provided in a Participant’s Option Agreement, the following rules apply if the Participant’s service (whether as an Employee, director or Consultant) with the Company or an Affiliate is terminated for Cause prior to the time that all his or her outstanding Options have been exercised:

(a)  All outstanding and unexercised Options as of the time the Participant is notified his or her service is terminated for Cause will immediately be forfeited.

(b)  Cause is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of Cause occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service but prior to the exercise of an Option, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute Cause, then the right to exercise any Option is forfeited.

15.  EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement:

(a)  A Participant who ceases to be an Employee, director or Consultant of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant:

(i)  To the extent that the Option has become exercisable but has not been exercised on the date of the Participant’s termination of service due to Disability; and

(ii)  In the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of the Participant’s termination of service due to Disability of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of the Participant’s termination of service due to Disability.

(b)  A Disabled Participant may exercise the Option only within the period ending one year after the date of the Participant’s termination of service due to Disability, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not been terminated due to Disability and had continued to be an Employee, director or Consultant or, if earlier, within the originally prescribed term of the Option.

(c)  The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

16.  EFFECT ON OPTIONS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Option Agreement:

(a)  In the event of the death of a Participant while the Participant is an Employee, director or Consultant of the Company or of an Affiliate, such Option may be exercised by the Participant’s Survivors:

(i)  To the extent that the Option has become exercisable but has not been exercised on the date of death; and

(ii)  In the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of death of any additional vesting rights that would have accrued on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the Participant’s date of death.

(b)  If the Participant’s Survivors wish to exercise the Option, they must take all necessary steps to exercise the Option within one year after the date of death of such Participant, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if he or she had not died and had continued to be an Employee, director or Consultant or, if earlier, within the originally prescribed term of the Option.

17.	EFFECT OF TERMINATION OF SERVICE ON STOCK GRANTS AND STOCK-BASED AWARDS.

In the event of a termination of service (whether as an Employee, director or Consultant) with the Company or an Affiliate for any reason before the Participant has accepted a Stock Grant or a Stock-Based Award and paid the purchase price, if required, such grant shall terminate.

For purposes of this Paragraph 17 and Paragraph 18 below, a Participant to whom a Stock Grant has been issued under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.

In addition, for purposes of this Paragraph 17 and Paragraph 18 below, any change of employment or other service within or among the Company and any Affiliates shall not be treated as a termination of employment, director status or consultancy so long as the Participant continues to be an Employee, director or Consultant of the Company or any Affiliate.

18.	EFFECT ON STOCK GRANTS OF TERMINATION OF SERVICE OTHER THAN FOR CAUSE OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Stock Grant Agreement, in the event of a termination of service (whether as an Employee, director or Consultant), other than termination for Cause, Disability, or death for which events there are special rules in Paragraphs 19, 20, and 21, respectively, before all forfeiture provisions or Company rights of repurchase shall have lapsed, then the Company shall have the right to cancel or repurchase that number of Shares subject to a Stock Grant as to which the Company’s forfeiture or repurchase rights have not lapsed.

19.  EFFECT ON STOCK GRANTS OF TERMINATION OF SERVICE FOR CAUSE.

Except as otherwise provided in a Participant’s Stock Grant Agreement, the following rules apply if the Participant’s service (whether as an Employee, director or Consultant) with the Company or an Affiliate is terminated for Cause:

(a)  All Shares subject to any Stock Grant whether or not then subject to forfeiture or repurchase shall be immediately subject to repurchase by the Company at par value.

(b)  Cause is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of Cause occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute Cause, then all Shares subject to any Stock Grant that remained subject to forfeiture provisions or as to which the Company had a repurchase right on the date of termination shall be immediately forfeited to the Company.

20.  EFFECT ON STOCK GRANTS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Stock Grant Agreement, the following rules apply if a Participant ceases to be an Employee, director or Consultant of the Company or of an Affiliate by reason of Disability: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of Disability, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant through the date of Disability as would have lapsed had the Participant not become Disabled. The proration shall be based upon the number of days accrued prior to the date of Disability.

The Administrator shall make the determination both as to whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

21.	EFFECT ON STOCK GRANTS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Stock Grant Agreement, the following rules apply in the event of the death of a Participant while the Participant is an Employee, director or Consultant of the Company or of an Affiliate: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of death, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant through the date of death as would have lapsed had the Participant not died. The proration shall be based upon the number of days accrued prior to the Participant’s date of death.

22.  PURCHASE FOR INVESTMENT.

Unless the offering and sale of the Shares shall have been effectively registered under the Securities Act, the Company shall be under no obligation to issue Shares under the Plan unless and until the following conditions have been fulfilled:

(a)  The person who receives a Stock Right shall warrant to the Company, prior to the receipt of Shares, that such person is acquiring such Shares for his or her own account, for investment, and not with a view to, or for sale in connection with, the distribution of any such Shares, in which event the person acquiring such Shares shall be bound by the provisions of the following legend (or a legend in substantially similar form) which shall be endorsed upon the certificate evidencing the Shares issued pursuant to such exercise or such grant:

“The shares represented by this certificate have been taken for investment and they may not be sold or otherwise transferred by any person, including a pledgee, unless (1) either (a) a Registration Statement with respect to such shares shall be effective under the Securities Act of 1933, as amended, or (b) the Company shall have received an opinion of counsel satisfactory to it that an exemption from registration under such Act is then available, and (2) there shall have been compliance with all applicable state securities laws.”

(b)  At the discretion of the Administrator, the Company shall have received an opinion of its counsel that the Shares may be issued in compliance with the Securities Act without registration thereunder.

23.  DISSOLUTION OR LIQUIDATION OF THE COMPANY.

Upon the dissolution or liquidation of the Company, all Options granted under this Plan which as of such date shall not have been exercised and all Stock Grants and Stock-Based Awards which have not been accepted, to the extent required under the applicable Agreement, will terminate and become null and void; provided, however, that if the rights of a Participant or a Participant’s Survivors have not otherwise terminated and expired, the Participant or the Participant’s Survivors will have the right immediately prior to such dissolution or liquidation to exercise or accept any Stock Right to the extent that the Stock Right is exercisable or subject to acceptance as of the date immediately prior to such dissolution or liquidation. Upon the dissolution or liquidation of the Company, any outstanding Stock-Based Awards shall immediately terminate unless otherwise determined by the Administrator or specifically provided in the applicable Agreement.

24.  ADJUSTMENTS.

Upon the occurrence of any of the following events, a Participant’s rights with respect to any Stock Right granted to him or her hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in a Participant’s Agreement:

(a)  Stock Dividends and Stock Splits.  If (i) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, each Stock Right and the number of shares of Common Stock deliverable thereunder shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made including, in the exercise or purchase price per share, to reflect such events. The number of Shares subject to the limitations in Paragraph 3(a) and 4(c) shall also be proportionately adjusted upon the occurrence of such events.

(b)  Corporate Transactions.  If the Company is to be consolidated with or acquired by another entity in a merger, consolidation, or sale of all or substantially all of the Company’s assets other than a transaction to merely change the state of incorporation (a “Corporate Transaction”), the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the “Successor Board”), shall, as to outstanding Options, either (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to such Options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) upon written notice to the Participants, provide that such Options must be exercised (either (A) to the extent then exercisable or, (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph), within a specified number of days of the date of such notice, at the end of which period such Options which have not been exercised shall terminate [whether or not vested]; or (iii) terminate such Options in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock into which such Option would have been exercisable (either (A) to the extent then exercisable or, (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph) less the aggregate exercise price thereof. For purposes of determining the payments to be made pursuant to Subclause (iii) above, in the case of a Corporate Transaction the consideration for which, in whole or in part, is other than cash, the consideration other than cash shall be valued at the fair value thereof as determined in good faith by the Board of Directors.

With respect to outstanding Stock Grants, the Administrator or the Successor Board, shall make appropriate provision for the continuation of such Stock Grants on the same terms and conditions by substituting on an equitable basis for the Shares then subject to such Stock Grants either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity. In lieu of the foregoing, in connection with any Corporate Transaction, the Administrator may provide that, upon consummation of the Corporate Transaction, each outstanding Stock Grant shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock comprising such Stock Grant (to the extent such Stock Grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the Administrator, all forfeiture and repurchase rights being waived upon such Corporate Transaction).

In taking any of the actions permitted under this Paragraph 24(b), the Administrator shall not be obligated by the Plan to treat all Stock Rights, all Stock Rights held by a Participant, or all Stock Rights of the same type, identically.

(c)  Recapitalization or Reorganization.  In the event of a recapitalization or reorganization of the Company other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising an Option or accepting a Stock Grant after the recapitalization or reorganization shall be entitled to receive for the price paid upon such exercise or acceptance if any, the number of replacement securities which would have been received if such Option had been exercised or Stock Grant accepted prior to such recapitalization or reorganization.

(d)  Adjustments to Stock-Based Awards.  Upon the happening of any of the events described in Subparagraphs (a), (b) or (c) above, any outstanding Stock-Based Award shall be appropriately adjusted to reflect the events described in such Subparagraphs. The Administrator or the Successor Board shall determine the specific adjustments to be made under this Paragraph 24, including, but not limited to the effect of any, Corporate Transaction and, subject to Paragraph 4, its determination shall be conclusive.

(e)  Modification of Options.  Notwithstanding the foregoing, any adjustments made pursuant to Subparagraph (a), (b) or (c) above with respect to Options shall be made only after the Administrator determines whether such adjustments would (i) constitute a “modification” of any ISOs (as that term is defined in Section 424(h) of the Code) or (ii) cause any adverse tax consequences for the holders of Options, including, but not limited to, pursuant to Section 409A of the Code. If the Administrator determines that such adjustments made with respect to Options would constitute a modification or other adverse tax consequence, it may refrain from making such adjustments, unless the holder of an Option specifically agrees in writing that such adjustment be made and such writing indicates that the holder has full knowledge of the consequences of such “modification” on his or her income tax treatment with respect to the Option. This paragraph shall not apply to the acceleration of the vesting of any ISO that would cause any portion of the ISO to violate the annual vesting limitation contained in Section 422(d) of the Code, as described in Paragraph 6(b)(iv).

25.  ISSUANCES OF SECURITIES.

Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Stock Rights. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of Shares pursuant to a Stock Right.

26.  FRACTIONAL SHARES.

No fractional shares shall be issued under the Plan and the person exercising a Stock Right shall receive from the Company cash in lieu of such fractional shares equal to the Fair Market Value thereof.

27.  CONVERSION OF ISOs INTO NON-QUALIFIED OPTIONS; TERMINATION OF ISOs.

The Administrator, at the written request of any Participant, may in its discretion take such actions as may be necessary to convert such Participant’s ISOs (or any portions thereof) that have not been exercised on the date of conversion into Non-Qualified Options at any time prior to the expiration of such ISOs, regardless of whether the Participant is an Employee of the Company or an Affiliate at the time of such conversion. At the time of such conversion, the Administrator (with the consent of the Participant) may impose such conditions on the exercise of the resulting Non-Qualified Options as the Administrator in its discretion may determine, provided that such conditions shall not be inconsistent with this Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s ISOs converted into Non-Qualified

Options, and no such conversion shall occur until and unless the Administrator takes appropriate action. The Administrator, with the consent of the Participant, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

28.  WITHHOLDING.

In the event that any federal, state, or local income taxes, employment taxes, Federal Insurance Contributions Act (“F.I.C.A.”) withholdings or other amounts are required by applicable law or governmental regulation to be withheld from the Participant’s salary, wages or other remuneration in connection with the issuance of a Stock Right or Shares under the Plan or for any other reason required by law, the Company may withhold from the Participant’s compensation, if any, or may require that the Participant advance in cash to the Company, or to any Affiliate of the Company which employs or employed the Participant, the statutory minimum amount of such withholdings unless a different withholding arrangement, including the use of shares of the Company’s Common Stock or a promissory note, is authorized by the Administrator (and permitted by law). For purposes hereof, the fair market value of the shares withheld for purposes of payroll withholding shall be determined in the manner set forth under the definition of Fair Market Value provided in Paragraph 1 above, as of the most recent practicable date prior to the date of exercise. If the Fair Market Value of the shares withheld is less than the amount of payroll withholdings required, the Participant may be required to advance the difference in cash to the Company or the Affiliate employer. The Administrator in its discretion may condition the exercise of an Option for less than the then Fair Market Value on the Participant’s payment of such additional withholding.

29.  NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION.

Each Employee who receives an ISO must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired pursuant to the exercise of an ISO. A Disqualifying Disposition is defined in Section 424(c) of the Code and includes any disposition (including any sale or gift) of such Shares before the later of (a) two years after the date the Employee was granted the ISO, or (b) one year after the date the Employee acquired Shares by exercising the ISO, except as otherwise provided in Section 424(c) of the Code. If the Employee has died before such Shares are sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

30.  TERMINATION OF THE PLAN.

The Plan will terminate on November 20, 2022, the date which is ten years from the earlier of the date of its adoption by the Board of Directors and the date of its approval by the shareholders of the Company. The Plan may be terminated at an earlier date by vote of the shareholders or the Board of Directors of the Company; provided, however, that any such earlier termination shall not affect any Agreements executed prior to the effective date of such termination. Termination of the Plan shall not affect any Stock Rights theretofore granted.

31.  AMENDMENT OF THE PLAN AND AGREEMENTS.

The Plan may be amended by the shareholders of the Company. The Plan may also be amended by the Administrator, including, without limitation, to the extent necessary to qualify any or all outstanding Stock Rights granted under the Plan or Stock Rights to be granted under the Plan for favorable federal income tax treatment as may be afforded incentive stock options under Section 422 of the Code (including deferral of taxation upon exercise), and to the extent necessary to qualify the Shares issuable under the Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers. In addition, if NYSE Amex amends its corporate governance rules so that such rules no longer require stockholder approval of “material amendments” of equity compensation plans, then, from and after the effective date of such an amendment to such rules, no amendment of the Plan which (i) materially increases the number of shares to be issued under the Plan (other than to reflect a reorganization, stock split, merger, spin-off or similar transaction); (ii) materially increases the benefits to Participants, including any material change to: (a) permit a repricing (or decrease in exercise price) of outstanding Options, (b) reduce the price at which Shares or Options may be offered, or (c) extend the duration of the Plan; (iii) materially expands the class of Participants eligible to participate in the Plan; or (iv) expands the types of awards provided under the Plan shall become effective unless stockholder approval is obtained. Any amendment approved by the

Administrator which the Administrator determines is of a scope that requires shareholder approval shall be subject to obtaining such shareholder approval. Any modification or amendment of the Plan shall not, without the consent of a Participant, adversely affect his or her rights under a Stock Right previously granted to him or her. With the consent of the Participant affected, the Administrator may amend outstanding Agreements in a manner which may be adverse to the Participant but which is not inconsistent with the Plan. In the discretion of the Administrator, outstanding Agreements may be amended by the Administrator in a manner which is not adverse to the Participant.

32.  EMPLOYMENT OR OTHER RELATIONSHIP.

Nothing in this Plan or any Agreement shall be deemed to prevent the Company or an Affiliate from terminating the employment, consultancy or director status of a Participant, nor to prevent a Participant from terminating his or her own employment, consultancy or director status or to give any Participant a right to be retained in employment or other service by the Company or any Affiliate for any period of time.

33.  GOVERNING LAW.

This Plan shall be construed and enforced in accordance with the law of the State of New York.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The New York Business Corporation Law contains provisions permitting and, in some situations, requiring New York corporations to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation. DSS’s Bylaws contain provisions requiring indemnification of DSS’s directors and officers and other persons acting in its corporate capacities.

In addition, DSS may enter into agreements with its directors providing contractually for indemnification consistent with its certificate of incorporation and bylaws, as amended. Currently, DSS has no such agreements. The New York Business Corporation Law also authorizes DSS to purchase insurance for its directors and officers insuring them against risks as to which DSS may be unable lawfully to indemnify them. DSS has obtained limited insurance coverage for its officers and directors as well as insurance coverage to reimburse DSS for potential costs of its corporate indemnification of officers and directors.

DSS maintains policies of insurance under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to DSS’s directors, officers and control persons pursuant to the foregoing provisions or otherwise, DSS has been advised that, in the opinion of the SEC, such indemnification is against public policy, and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger by and among Document Security Systems, Inc., DSSIP, Inc. and Lexington Technology Group, Inc. and Hudson Bay Master Fund Ltd., dated as of October 1, 2012 and Amendment, Waiver and Consent, by and among Document Security Systems, Inc., DSSIP, Inc. and Lexington Technology Group, Inc., dated as of November 20, 2012 (attached as Annex A)
3.1	Certificate of Incorporation of Document Security Systems, Inc., as amended (incorporated by reference to exhibit 3.1 to Form 10-K dated March 31, 2011)
3.2	Second Amended and Restated Bylaws of Document Security Systems, Inc. (incorporated by reference to exhibit 3.1 to Form 8-K dated January 18, 2012)
3.3*	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation to Authorize Preferred Stock (attached as Annex E)
3.4**	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split (attached as Annex F)
3.5**	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation to Implement a Staggered Board of Directors (attached as Annex G)
4.1*	Form of $.02 Warrant (attached as Annex C)
4.2*	Form of Warrant (attached as Annex D)
5.1**	Opinion of Troutman Sanders LLP as to the validity of the securities being registered
8.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., as to certain federal income tax matters (incorporated by reference to exhibit 8.1 to Amendment No. 1 to Registration Statement on Form S-4 filed on January 15, 2013)
10.1*†	Form of Voting and Support Agreements (attached as Annex B-1 and Annex B-2)
10.2*†	Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan (attached as Annex H)
10.3†	Amended and Restated 2004 Employee Stock Option Plan (incorporated by reference to Appendix A to the definitive proxy statement filed with the SEC on December 8, 2005)
10.4†	Amended and Restated 2004 Non-Executive Director Stock Option Plan (incorporated by reference to Appendix B to the definitive proxy statement filed with the SEC on December 8, 2005)
10.5	Form of Warrant to purchase common stock of Document Security Systems, Inc., dated January 28, 2010 (incorporated by reference to exhibit 4.1 to Form 8-K dated February 17, 2010)
10.6	Stock Purchase Agreement dated as of February 12, 2010 by and among Robert B. Bzdick, Joan T. Bzdick and Document Security Systems, Inc. (incorporated by reference to exhibit 10.2 to Form 8-K dated February 17, 2010)
10.7†	Employment Agreement dated February 12, 2010 between Document Security Systems, Inc. and Robert B. Bzdick (incorporated by reference to exhibit 10.3 to Form 8-K dated February 17, 2010)
10.8	Acquisition Term Loan Note dated February 12, 2010 between Premier Packaging Corporation and RBS Citizens, N.A. (incorporated by reference to exhibit 10.4 to Form 8-K dated February 17, 2010)
10.9	Revolving Line Note dated February 12, 2010 between Premier Packaging Corporation and RBS Citizens, N.A. (incorporated by reference to exhibit 10.5 to Form 8-K dated February 17, 2010)
10.10	Credit Facility Agreement dated February 12, 2010 between Premier Packaging Corporation and RBS Citizens, N.A. (incorporated by reference to exhibit 10.6 to Form 8-K dated February 17, 2010)

Exhibit No.	Description
10.11	Security Agreement dated February 12, 2010 between RBS Citizens, N.A., Document Security Systems, Inc., Plastic Printing Professionals, Inc. and Secuprint Inc. (incorporated by reference to exhibit 10.7 to Form 8-K dated February 17, 2010)
10.12	Guaranty and Indemnity Agreement dated February 12, 2010 between RBS Citizens, N.A., Document Security Systems, Inc., Plastic Printing Professionals, Inc. and Secuprint Inc. (incorporated by reference to exhibit 10.8 to form 8-K dated February 17, 2010)
10.13	Form of Subscription Agreement dated January 28, 2010 between Document Security Systems, Inc. and Subscribers (incorporated by reference to exhibit 10.9 to Form 8-K dated February 17, 2010)
10.14	Form of Subscription Agreement (incorporated by reference to exhibit 10.1 to Form 8-K/A dated July 21, 2010)
10.15	Interest Rate Swap Transaction Agreement between Premier Packaging Corporation and RBS Citizens, N.A. (incorporated by reference to exhibit 10.38 to Form 10-K dated March 31, 2011)
10.16	Form of Common Stock Purchase Warrant (incorporated by reference to exhibit 10.2 to Form 8-K dated July 21, 2010)
10.17	Standby Term Loan Note dated October 8, 2010 between Premier Packaging Corporation and RBS Citizens, N.A. (incorporated by reference to exhibit 10.1 to Form 8-K dated October 12, 2010)
10.18	Amended and Restated Credit Facility Agreement dated October 8, 2010 between Premier Packaging Corporation and RBS Citizens, N.A. (incorporated by reference to exhibit 10.2 to Form 8-K dated October 12, 2010)
10.19	Amended and Restated Security Agreement dated October 8, 2010 between RBS Citizens, N.A., Document Security Systems, Inc., Plastic Printing Professionals, Inc. and Secuprint Inc. (incorporated by reference to exhibit 10.3 to Form 8-K dated October 12, 2010)
10.20	Amended and Restated Guaranty and Indemnity Agreement dated October 8, 2010 between RBS Citizens, N.A., Document Security Systems, Inc., Plastic Printing Professionals, Inc. and Secuprint Inc. (incorporated by reference to exhibit 10.4 to Form 8-K dated October 12, 2010)
10.21	Agreement between Document Security Systems, Inc. and Fletcher International, Ltd. dated December 31, 2010 (incorporated by reference to exhibit 99.1 to Form 8-K dated December 31, 2010)
10.22	Warrant Certificate No. 1 dated December 31, 2010 (incorporated by reference to exhibit 99.2 to Form 8-K dated December 31, 2010)
10.23	Warrant Certificate No. 2 dated December 31, 2010 (incorporated by reference to exhibit 99.3 to Form 8-K dated December 31, 2010)
10.24	Amended and Restated Agreement between Document Security Systems, Inc. and Fletcher International, Ltd. dated February 18, 2011 (incorporated by reference to exhibit 10.1 to Form 8-K dated February 24, 2011)
10.25	Warrant Certificate No. 3 dated February 18, 2011 (incorporated by reference to exhibit 4.1 to Form 8-K dated February 24, 2011)
10.26	Warrant Certificate No. 4 dated February 18, 2011 (incorporated by reference to exhibit 4.2 to Form 8-K dated February 24, 2011)
10.27	Amendment between Document Security Systems, Inc. and Fletcher International, Ltd. dated March 14, 2011 (incorporated by reference to exhibit 10.1 of Form 8-K dated March 17, 2011)
10.28	Warrant Certificate No. 5 dated March 14, 2011 (incorporated by reference to exhibit 4.1 to Form 8-K dated March 17, 2011)
10.29	Warrant Certificate No. 6 dated March 14, 2011 (incorporated by reference to exhibit 4.2 to Form 8-K dated March 17, 2011)

Exhibit No.	Description
10.30	Stock Purchase Agreement between Document Security Systems, Inc., Extradev, Inc., Michael Roy and Timothy Trueblood, dated May 12, 2011 (incorporated by reference to exhibit 10.1 to Form 8-K dated May 16, 2011)
10.31†	Employment Agreement between Michael Roy and Document Security Systems, Inc., dated May 12, 2011 (incorporated by reference to exhibit 10.2 to Form 8-K dated May 16, 2011)
10.32†	Employment Agreement between Timothy Trueblood and Document Security Systems, Inc., dated May 12, 2011 (incorporated by reference to exhibit 10.3 to Form 8-K dated May 16, 2011)
10.33	Commercial Term Note between Document Security Systems, Inc., Plastic Printing Professionals, Inc. and Neil Neuman, dated June 29, 2011 (incorporated by reference to exhibit 10.1 to Form 8-K dated June 30, 2011)
10.34	Second Amended and Restated Credit Facility Agreement between Premier Packaging Corporation and RBS Citizens, N.A., dated July 26, 2011 (incorporated by reference to exhibit 10.1 to Form 8-K dated July 29, 2011)
10.35	Amended and Restated Acquisition Term Loan Note between Premier Packaging Corporation and RBS Citizens, N.A., dated July 26, 2011 (incorporated by reference to exhibit 10.2 to Form 8-K dated July 29, 2011)
10.36	Amended and Restated Revolving Line Note between Premier Packaging Corporation and RBS Citizens, N.A., dated July 26, 2011 (incorporated by reference to exhibit 10.3 to Form 8-K dated July 29, 2011)
10.37	Credit Facility Agreement between Premier Packaging Corporation and RBS Citizens, N.A., dated February 24, 2011 (incorporated by reference to exhibit 10.4 to Form 8-K dated July 29, 2011)
10.38	Consulting Agreement between Document Security Systems, Inc. and Alan Harrison, dated August 22, 2011 (incorporated by reference to exhibit 10.1 to Form 8-K dated August 23, 2011)
10.39	Purchase and Sale Agreement dated August 30, 2011 between Bzdick Properties, LLC and Premier Packaging Corporation (incorporated by reference to exhibit 10.1 to Form 8-K dated September 2, 2011)
10.40	Amended and Restated Promissory Note dated August 30, 2011 from Premier Packaging Corporation to RBS Citizens, N.A (incorporated by reference to exhibit 10.2 to Form 8-K dated September 2, 2011)
10.41	Promissory Note dated August 30, 2011 from Premier Packaging Corporation to RBS Citizens, N.A. (incorporated by reference to exhibit 10.3 to Form 8-K dated September 2, 2011)
10.42	Promissory Note dated August 30, 2011 from Document Security Systems, Inc. to Bzdick Properties, LLC (incorporated by reference to exhibit 10.4 to Form 8-K dated September 2, 2011)
10.43	Assignment of Mortgage dated July 26, 2011 between M&T Real Estate Trust (Successor by merger to M&T Real Estate, Inc.) and RBS Citizens, N.A. (incorporated by reference to exhibit 10.5 to Form 8-K dated September 2, 2011)
10.44	Mortgage and Security Agreement dated August 30, 2011 between Premier Packaging Corporation and RBS Citizens, N.A. (incorporated by reference to exhibit 10.6 to Form 8-K dated September 2, 2011)
10.45	Consolidation, Modification and Extension Agreement dated August 30, 2011 between Premier Packaging Corporation and RBS Citizens, N.A. (incorporated by reference to exhibit 10.7 to Form 8-K dated September 2, 2011)
10.46	Guaranty Agreement dated August 30, 2011 from Document Security Systems, Inc., Plastic Printing Professionals, Inc. and Secuprint Inc. to RBS Citizens, N.A. (incorporated by reference to exhibit 10.8 to Form 8-K dated September 2, 2011)

Exhibit No.	Description
10.47	Indemnity Agreement dated August 30, 2011 from Document Security Systems, Inc., Plastic Printing Professionals, Inc. and Secuprint Inc. to RBS Citizens, N.A. (incorporated by reference to exhibit 10.9 to Form 8-K dated September 2, 2011)
10.48	Restated Mortgage Note dated February 1, 2007 from Bzdick Properties, LLC to M&T Real Estate Trust (incorporated by reference to exhibit 10.10 to Form 8-K dated September 2, 2011)
10.49	Convertible Promissory Note between Document Security Systems, Inc. and Mayer Laufer, dated December 30, 2011 (incorporated by reference to exhibit 10.1 to Form 8-K dated January 4, 2012)
10.50	Form of Warrant (incorporated by reference to exhibit 4.1 to Form 8-K dated February 13, 2012)
10.51	Placement Agent Warrant dated February 13, 2011 (incorporated by reference to exhibit 4.2 to Form 8-K dated February 13, 2012)
10.52	Form of Subscription Agreement (incorporated by reference to exhibit 10.1 to Form 8-K dated February 13, 2012)
10.53	Form of Registration Rights Agreement (incorporated by reference to exhibit 10.2 to Form 8-K dated February 13, 2012)
10.54	Placement Agent Agreement between Document Security Systems, Inc. and Palladium Capital Advisors, LLC dated February 13, 2012 (incorporated by reference to exhibit 10.3 to Form 8-K dated February 13, 2012)
10.55	Warrant issued to ipCapital Group, Inc., dated February 20, 2012 (incorporated by reference to exhibit 4.1 to Form 8-K dated February 21, 2012)
10.56	Warrant issued to ipCapital Group, Inc., dated February 20, 2012 (incorporated by reference to exhibit 4.2 to Form 8-K dated February 21, 2012)
10.57	Warrant issued to Century Media Group, dated February 20, 2012 (incorporated by reference to exhibit 4.3 to Form 8-K dated February 21, 2012)
10.58	Engagement Letter between Document Security Systems, Inc. and ipCapital Group, Inc., dated February 20, 2012 (incorporated by reference to exhibit 10.1 to Form 8-K dated February 21, 2012)
10.59	Consulting Agreement between Document Security Systems, Inc. and ipCapital Group, Inc., dated February 20, 2012 (incorporated by reference to exhibit 10.2 to Form 8-K dated February 21, 2012)
10.60	Consulting Agreement between Document Security Systems, Inc. and Century Media Group, dated February 20, 2012 (incorporated by reference to exhibit 10.3 to Form 8-K dated February 21, 2012)
10.61	Purchase, Amendment and Escrow Agreement between Barry Honig, Neil Neuman, Document Security Systems, Inc. and Grushko & Mittman, P.C., dated February 29, 2012 (incorporated by reference to exhibit 10.1 to Form 8-K dated March 2, 2012)
10.62	Warrant Assignment, dated February 29, 2012, from Palladium Capital Advisors, LLC to Moishe Hartstein (incorporated by reference to exhibit 4.5 to Form S-3 dated March 26, 2012)
10.63	Form of Subscription Agreement, dated October 1, 2012 (incorporated by reference to exhibit 10.3 to Form 8-K dated October 4, 2012)
10.64†	Amended Consulting Agreement between Patrick White and Document Security Systems, Inc., dated November 15, 2012 (incorporated by reference to exhibit 10.2 to Form 8-K dated November 16, 2012)
10.65†	Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement between Patrick White and Document Security Systems, Inc., dated November 15, 2012 (incorporated by reference to exhibit 10.3 to Form 8-K dated November 16, 2012)
10.66†	Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement, dated as of October 1, 2012, between Document Security Systems, Inc. and Patrick White (incorporated by reference to exhibit 10.6 to Form 8-K dated October 4, 2012)

Exhibit No.	Description
10.67†	Letter Agreement, dated October 1, 2012, between Document Security Systems, Inc. and Philip Jones (attached as Exhibit F-5 to the Merger Agreement)
10.68†	Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement, dated as of October 1, 2012, between Document Security Systems, Inc. and Philip Jones (incorporated by reference to exhibit 10.8 to Form 8-K dated October 4, 2012)
10.69†	Amendment No. 1 to Employment Agreement, dated as of October 1, 2012, between Document Security Systems, Inc. and Robert B. Bzdick (attached as Exhibit F-2 to the Merger Agreement)
10.70†	Amended Employment Agreement, dated November 20, 2012, by and between Lexington Technology Group, Inc. and Peter Hardigan (incorporated by reference to exhibit 10.70 to Registration Statement on Form S-4 filed on November 23, 2012)
10.71†	Employment Agreement, dated November 20, 2012, by and between Lexington Technology Group, Inc. and Jeffrey Ronaldi (incorporated by reference to exhibit 10.71 to Registration Statement on Form S-4 filed on November 23, 2012)
10.72#	Patent Purchase Agreement, dated June 20, 2012, by and between Thomas L. Bascom and Bascom Linking Intellectual Property, LLC (incorporated by reference to exhibit 10.72 to Amendment No. 1 to Registration Statement on Form S-4 filed on January 15, 2013)
10.73	License Agreement, dated July 9, 2012, by and between LinkSpace LLC and Bascom Linking Intellectual Property, LLC (incorporated by reference to exhibit 10.73 to Amendment No. 1 to Registration Statement on Form S-4 filed on January 15, 2013)
23.1*	Consent of Freed Maxick CPAs, P.C.
23.2*	Consent of Marcum LLP
23.3**	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
24.1	Power of Attorney (previously filed)
99.1	Form of Proxy Card for Document Security Systems, Inc. Special Meeting (incorporated by reference to exhibit 99.1 to Amendment No. 1 to Registration Statement on Form S-4 filed on January 15, 2013)
99.2	Consent of Peter Hardigan (previously filed with DSS’s Registration Statement on Form S-4 filed on November 23, 2012)
99.3	Consent of Jeffrey Ronaldi (previously filed with DSS’s Registration Statement on Form S-4 filed on November 23, 2012)
99.4	Consent of Warren Hurwitz (previously filed with DSS’s Registration Statement on Form S-4 filed on November 23, 2012)
99.5	Consent of Jonathon Perrelli (previously filed with DSS’s Amendment No. 1 to Registration Statement on Form S-4 filed on January 15, 2013)
99.6	Consent of Robert M. Cohen (previously filed with DSS’s Amendment No. 1 to Registration Statement on Form S-4 filed on January 15, 2013)
101.INS**	XBRL INSTANCE DOCUMENT
101.SCH**	XBRL TAXONOMY EXTENSION SCHEMA
101.CAL**	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE
101.DEF**	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE
101.LAB**	XBRL TAXONOMY EXTENSION LABEL LINKBASE
101.PRE**	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

*	Filed herewith
**	To be filed by amendment
†	Management contract or compensatory plan or arrangement
#	Confidential Treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Item 22. Undertakings

A. (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i) If the registrant is relying on Rule 430B (230.430B of this chapter):

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

    (5) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(g) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

B. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

C. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on the 13th day of February, 2013.

Document Security Systems, Inc.

By:	/s/ Philip Jones Name: Philip Jones Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-4 has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert B. Bzdick Robert B. Bzdick	Chief Executive Officer and Director	February 13, 2013
/s/ Philip Jones Philip Jones	Chief Financial Officer (principal financial and accounting officer)	February 13, 2013
* Robert B. Fagenson	Chairman of the Board of Directors	February 13, 2013
* David Wicker	Vice-President, Research & Development and Director	February 13, 2013
* Roger O’Brien	Director	February 13, 2013
* Ira A. Greenstein	Director	February 13, 2013
* John Cronin	Director	February 13, 2013
* David Klein	Director	February 13, 2013
*By: /s/ Philip Jones Philip Jones, Attorney-in-Fact